Filed Pursuant to Rule 424(b)(3)
Registration No. 333-250019
To the stockholders of Tengasco, Inc. and the members of Riley Exploration – Permian, LLC

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the board of directors of Tengasco, Inc. (“TGC”) and the board of managers of Riley Exploration – Permian, LLC (“REP”), we are pleased to enclose the accompanying proxy statement/prospectus relating to the proposed business combination of TGC and REP. We are requesting that you take certain actions as a TGC stockholder or an REP member, as described in greater detail below.
Pursuant to the Agreement and Plan of Merger, dated as of October 21, 2020, by and among TGC, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of TGC (“Merger Sub”), and REP, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among TGC, Merger Sub and REP (which we refer to as the “merger agreement,” as it may be amended from time to time), Merger Sub will merge with and into REP (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with REP continuing as the surviving entity in the merger and a wholly-owned subsidiary of TGC. We sometimes refer to TGC following the merger and in its capacity as the parent company of REP as the “surviving company” or the “combined company.”
On the terms and subject to the conditions set forth in the merger agreement, upon consummation of the merger, each common unit of REP (each an “REP unit”) issued and outstanding immediately prior to the effective time of the merger (with certain exceptions described in the merger agreement) will be converted into the right to receive: (a) 97.796467 shares of TGC common stock, par value $0.001 per share (“TGC common stock”), (the “Exchange Ratio”) (together with any cash to be paid in lieu of fractional shares of TGC common stock payable pursuant to the merger agreement, the “merger consideration”) and (b) any dividends or other distributions to which the holder of REP units becomes entitled to upon the surrender of such REP units in accordance with the merger agreement.
The Exchange Ratio is subject to change to account for, among other things, if the number of outstanding REP units or shares of TGC common stock shall change including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (other than a change by reason of the issuance of REP units upon the conversion of REP’s preferred units, or the issuance of any TGC common stock under the Tengasco, Inc. Stock Option Plan or the Tengasco, Inc. 2018 Stock Incentive Plan prior to the closing of the merger).
Based on the closing price of TGC’s common stock on the NYSE American stock exchange on October 20, 2020 of $0.97, the last trading day before public announcement of the merger, the Exchange Ratio represented approximately $94.86 in value for each REP unit, without taking into account the proposed reverse stock split discussed below. The value of the TGC common stock at the time of completion of the merger could be greater than, less than or the same as, the value of TGC common stock on the date of the accompanying proxy statement/prospectus. We urge you to obtain a current market quotation of TGC common stock (trading symbol “TGC”). Following the completion of the merger, TGC expects to be renamed “Riley Exploration Permian, Inc.,” and expects that the common stock of the combined company will be listed on the NYSE American stock exchange under the symbol “REPX.”
We expect the merger will qualify as an exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, subject to the exceptions, limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Merger,” no gain or loss should be recognized by the U.S. holders of TGC common stock or the U.S. holders of REP common units, except with respect to any cash received in lieu of any fractional shares of TGC common stock as a result of the merger.
Based on the number of REP units and shares of TGC common stock considered outstanding on a fully diluted basis as of October 20, 2020, TGC expects to issue approximately 203 million shares of TGC common stock to REP members (including persons holding restricted REP units) in the aggregate in the merger, representing total aggregate consideration of approximately $197 million in value, based on the closing price of TGC’s common stock on the NYSE American stock exchange on October 20, 2020 of $0.97. Upon completion of the merger, we estimate that REP members as of immediately prior to the merger will collectively own approximately 95% and TGC stockholders as of immediately prior to the merger will own approximately 5% of the outstanding shares of common stock of the combined company.
TGC will hold a special meeting of its stockholders in connection with the merger. TGC stockholders will be asked to vote on a proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including, among other things, the issuance of shares of TGC common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (which we refer to as the “TGC share issuance proposal”). REP members will be asked to approve the merger agreement and approve the merger (which we refer to as the “REP merger proposal”) by written consent.
The special meeting of TGC stockholders will be held on February 25, 2021 at 9:00 a.m. Mountain time. The special meeting will be held in a virtual format only from the TGC’s headquarters at 8000 E. Maplewood Ave., Greenwood Village, CO 80111. Personal attendance at the meeting will not be allowed due to current pandemic health concerns. Information about this meeting and the merger is contained in this proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 29. We urge you to read this proxy statement/prospectus carefully and in its entirety.
Your vote is very important regardless of the number of shares of TGC common stock that you own. The merger cannot be completed without the approval of the TGC share issuance proposal by TGC stockholders and the other proposals described in the proxy statement/prospectus. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting.
The TGC board of directors recommends that holders of TGC common stock vote “FOR” each of the proposals to be considered at the special meeting of TGC stockholders. The REP board of managers recommends that the REP members sign and return the written consent indicating their approval of the merger and the merger agreement and related transactions. We strongly support this combination of TGC and REP and join our respective boards in their recommendations.
Michael J. Rugen Chief Executive Officer Tengasco, Inc.	Bobby D. Riley Chief Executive Officer Riley Exploration – Permian, LLC
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated February 2, 2021 and is first being mailed to TGC stockholders on or about February 4, 2021.

ADDITIONAL INFORMATION
TGC files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including TGC, which can be accessed at http://www.sec.gov. You can also request such information, and copies of any of the other information or documents attached hereto or incorporated herein, in writing, by e-mail or by telephone at the appropriate address below:
Tengasco, Inc.
8000 E. Maplewood Ave., Ste. 130
Greenwood Village, Colorado 80111
Attn: Investor Relations
Email: csorensen@tengasco.com
Phone: 720-420-4460
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the special meeting. This means that document requests must be made no later than February 18, 2021 in order to receive them before the TGC special meeting.
No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated February 2, 2021, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. Neither the mailing of this proxy statement/prospectus to TGC stockholders nor the issuance by TGC of shares of TGC common stock in connection with the merger will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding TGC has been provided by TGC, and information contained in this document regarding REP has been provided by REP.
See “Where You Can Find More Information” beginning on page 290 of this proxy statement/prospectus for further information.

Tengasco, Inc.
8000 E. Maplewood Ave., Suite 130
Greenwood Village, Colorado 80111
Notice of Special Meeting of Stockholders
To TGC Stockholders:
On October 21, 2020, Tengasco, Inc. (“TGC”), Antman Sub, LLC, a newly formed wholly-owned subsidiary of TGC (“Merger Sub”), and Riley Exploration - Permian, LLC (“REP”) entered into an Agreement and Plan of Merger, which was amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among TGC, Merger Sub and REP (which we refer to as the “merger agreement,” as it may be amended from time to time) pursuant to which Merger Sub will merge with and into REP (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with REP continuing as the surviving entity in the merger and as a wholly-owned subsidiary of TGC. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of TGC stockholders (which we refer to as the “TGC special meeting,” including any adjournments or postponements thereof) will be held on February 25, 2021 virtually at 9:00 a.m., Mountain time, by going to the following URL address, https://www.cstproxy.com/tengasco/sm2021. Due to the public health impact and related travel concerns our stockholders may have because of the coronavirus pandemic (COVID-19) and recommendations that public health officials have issued related thereto, the special meeting will be held virtually.
At the TGC special meeting you will be asked to vote on the following matters:
1)
Proposal to approve and adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger and the issuance of shares of TGC common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger (the “TGC share issuance proposal”).

2)
Proposal to approve and adopt an amendment to TGC’s amended and restated certificate of incorporation (which we refer to as the “TGC charter”) to increase the number of authorized shares of TGC common stock from 100 million to 240 million, which will be effective upon the closing of the merger (or shortly prior to such closing) (the “TGC share increase proposal”).

3)	Proposal to approve and adopt an amendment to the TGC charter to change the corporate name of TGC from “Tengasco, Inc.” to “Riley Exploration Permian, Inc.” (the “TGC name change proposal”).
4)
Proposal to approve and adopt an amendment to the TGC charter to effect a reverse stock split of TGC’s outstanding common stock in a ratio of between one-for-eight and one-for-twelve (the “reverse stock split”), in the sole discretion of the board of directors of TGC and to be mutually agreed to between TGC and REP, prior to the effectiveness of the merger (the “TGC reverse split proposal”).

5)
Proposal to approve and adopt an amendment to the TGC charter to effect a waiver of corporate opportunities that could be owed to TGC by investment funds sponsored or managed by Yorktown Partners LLC, Bluescape Riley Exploration Holdings LLC and Boomer Petroleum, LLC, which will be effective upon the closing of the merger (or shortly prior to such closing) (the “TGC corporate opportunities proposal”).

6)
Proposal to approve and adopt an amendment to the TGC charter to effect a requirement that the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC charter after a certain date (the “TGC charter amendments provision proposal”).

7)
Proposal to approve an amendment to TGC’s amended and restated bylaws (which we refer to as the “TGC bylaws”) to effect a requirement that the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC bylaws after a certain date (the “TGC bylaws amendments provision proposal”).

8)	Proposal to approve and adopt the Riley Exploration Permian, Inc. 2021 Long Term Incentive Plan (the “TGC equity plan proposal”).

9)
Proposal to approve, on a non-binding advisory basis, the compensation that may become payable to TGC’s named executive officers in connection with the completion of the merger (the “TGC compensation proposal”).

10)
Proposal to adjourn the TGC special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the TGC share issuance proposal, TGC share increase proposal, TGC name change proposal, TGC reverse split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, TGC bylaws amendments provision proposal, TGC equity plan proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to TGC stockholders (the “TGC adjournment proposal”).

The board of directors of TGC has fixed the close of business on January 28, 2021, as the record date for the TGC special meeting. Only holders of record of TGC common stock as of the close of business on the record date for the TGC special meeting are entitled to notice of, and to vote at, the TGC special meeting or any adjournment or postponement thereof.
Your vote is very important regardless of the number of shares of TGC common stock that you own. The merger cannot be completed without the approval of the TGC share issuance proposal and the TGC share increase proposal by TGC stockholders and the closing conditions of the merger will not be met if the other proposals are not approved by TGC stockholders (other than the TGC compensation proposal and the TGC adjournment proposal).
TGC’s board of directors recommends that holders of common stock vote “FOR” each of the proposals to be considered at the TGC special meeting.
Whether or not you plan to attend the TGC special meeting, please vote as soon as possible by either completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope or voting using the telephone or Internet voting procedures described on your proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors
/s/ Michael J. Rugen
Michael J. Rugen
Chief Financial Officer/Interim Chief Executive Officer
February 2, 2021

i

Page
Limitations of Liability and Indemnification	103
Form of the Merger	103
Merger Consideration and Adjustment	103
Procedures for Exchanging REP Units	104
Effective Time of the Merger	105
Regulatory Approvals	105
Material U.S. Federal Income Tax Consequences of the Merger	105
Anticipated Accounting Treatment	107
NYSE American Stock Exchange Listing	108
Reporting Requirements	108
Appraisal Rights and Dissenters’ Rights	108
THE MERGER AGREEMENT	109
Structure	109
Completion and Effectiveness of the Merger	109
Merger Consideration	109
Treatment of TGC Options	110
Treatment of REP Restricted Units	110
Procedures for Exchanging REP Common Units	110
Fractional Shares	110
Representations and Warranties	111
Covenants; Conduct of Business Pending the Merger	114
No Solicitation	117
Disclosure Documents	119
Stockholder Approvals	119
Indemnification of Officers and Directors	120
Additional Agreements	121
NYSE American Listing	122
Directors and Officers of TGC Following the Merger	122
Conditions to Completion of the Merger	122
Termination	124
Termination Expense Reimbursement	126
Amendment	126
Expenses	126
MATTERS BEING SUBMITTED TO A VOTE OF TGC STOCKHOLDERS	127
PROPOSAL NO. 1: APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE ISSUANCE OF SHARES OF TGC COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT	127
PROPOSAL NO. 2: APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF TGC COMMON STOCK	128
PROPOSAL NO. 3: APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC NAME CHANGE	129
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC NAME CHANGE.	129
PROPOSAL NO. 4: APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC REVERSE STOCK SPLIT	130
ii

Page
PROPOSAL NO. 5: APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC CORPORATE OPPORTUNITIES WAIVER	136
PROPOSAL NO. 6: APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING A REQUIREMENT THAT THE HOLDERS OF AT LEAST 66 2/3% IN VOTING POWER OF THE OUTSTANDING SHARES OF STOCK OF TGC ENTITLED TO VOTE THEREON ARE REQUIRED TO APPROVE AMENDMENTS TO THE TGC CHARTER AFTER A CERTAIN DATE	137
PROPOSAL NO. 7: APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF TGC EFFECTING A REQUIREMENT THAT THE HOLDERS OF AT LEAST 66 2/3% IN VOTING POWER OF THE OUTSTANDING SHARES OF STOCK OF TGC ENTITLED TO VOTE THEREON ARE REQUIRED TO APPROVE AMENDMENTS TO THE TGC AMENDED AND RESTATED BYLAWS AFTER A CERTAIN DATE	138
PROPOSAL NO. 8: APPROVAL AND ADOPTION OF THE 2021 LONG TERM INCENTIVE PLAN	139
PROPOSAL NO. 9: ADVISORY (NON-BINDING) VOTE ON GOLDEN PARACHUTE COMPENSATION	144
PROPOSAL NO. 10: APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING	145
TGC BUSINESS	146
TGC PROPERTIES	150
REP BUSINESS	154
TGC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	179
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF TGC	184
REP MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	185
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF REP	204
MANAGEMENT FOLLOWING THE MERGER	210
RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY	221
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS	226
DESCRIPTION OF TGC COMMON STOCK	239
COMPARISON OF RIGHTS OF HOLDERS OF TGC COMMON STOCK AND REP COMMON UNITS	240
COMPARISON OF RIGHTS OF HOLDERS OF TGC COMMON STOCK AFTER THE MERGER SUBJECT TO APPROVAL OF ALL OF THE PROPOSAL	265
PRINCIPAL STOCKHOLDERS OF TGC	285
PRINCIPAL EQUITYHOLDERS OF REP	286
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	288
LEGAL MATTERS	290
EXPERTS	290
WHERE YOU CAN FIND MORE INFORMATION	290
OTHER MATTERS	291
Section 16(a) Beneficial Ownership Reporting Compliance	291
Stockholder Proposals	291
Stockholder Communications with the TGC Board of Directors	291
Householding of Proxy Materials	291
Glossary of Oil and Gas Terms	292
INDEX TO FINANCIAL STATEMENTS	F-1
EXHIBIT INDEX
SIGNATURES
iii

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following are some questions that you may have about the merger, the TGC special meeting or the REP written consent, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the TGC special meeting or the REP written consent. For your convenience, we have also provided a Glossary of Oil and Gas Terms, beginning on page 292, of selected terms and abbreviations:
In this proxy statement/prospectus, unless the context otherwise requires:
•	“2021 Long Term Incentive Plan” means that certain Riley Exploration Permian, Inc. 2021 Long Term Incentive Plan in the form attached as Annex E to this proxy statement/prospectus.
•	“Bluescape” refers to Bluescape Riley Exploration Holdings LLC together with Bluescape Riley Exploration Acquisition, LLC.
•	“Boomer” refers to Boomer Petroleum, LLC.
•	“Code” refers to the Internal Revenue Code of 1986, as amended.
•	“effective time” refers to the effective time of the Merger.
•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
•	“Exchange Ratio” refers to the number of shares of TGC common stock issuable in the merger per REP common unit.
•
“merger” refers to the merger of Merger Sub with and into REP, on the terms and subject to the conditions of the merger agreement, with REP continuing as the surviving company in the merger and as a wholly-owned subsidiary of TGC.

•
“merger agreement” refers to the Agreement and Plan of Merger, dated as of October 21, 2020, by and among TGC, Merger Sub and REP, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among TGC, Merger Sub and REP, as it may be further amended from time to time in accordance with its terms.

•	“merger consideration” means the shares of TGC common stock and cash in lieu of fractional shares the REP members are entitled to receive pursuant to the merger agreement.
•
“Merger Sub” means Antman Sub, LLC, a Delaware limited liability company and a newly formed wholly-owned subsidiary of TGC, which will merge with and into REP in the merger pursuant to the merger agreement.

•	“NYSE American” refers to the NYSE American stock exchange.
•	“REP” refers to Riley Exploration - Permian, LLC, a Delaware limited liability company.
•	“REP 2018 LTIP” means that certain Riley Exploration – Permian, LLC Long Term Incentive Plan, dated as of December 31, 2018.
•	“REP board of managers” refers to the board of managers of REP.
•	“REP common units” refers to the common units of REP.
•	“REP members” means the members of REP.
•	“REP merger proposal” refers to the proposal that REP members approve the merger agreement and approve the merger.
•	“REP preferred units” refers to the preferred units of REP.
•	“REP written consent” refers to the written consent pursuant to which REP members will consider and vote upon the REP merger proposal and related matters.
•
“REP’s credit agreement” means that certain Credit Agreement dated as of September 28, 2017, by and among REP, Truist Bank, as administrative agent, and the Lenders (as defined therein), as amended by that certain First Amendment to Credit Agreement dated as of February 27, 2018, that certain Second Amendment to Credit Agreement dated as of November 9, 2018, that certain Third Amendment to Credit Agreement dated as of April 3, 2019, that certain Fourth Amendment to Credit Agreement dated as of October 15, 2019, that certain Fifth Amendment to Credit Agreement dated as of May 7, 2020, that certain Sixth Amendment to Credit Agreement dated as of August 31, 2020, and that certain Seventh Amendment and Consent to Credit Agreement dated as of October 21, 2020 as may be further amended, restated, supplemented, modified or replaced from time to time.
•	“REP’s credit facility” means REP’s revolving credit facility pursuant to REP’s credit agreement.
•
“reverse stock split” means a reverse stock split of TGC’s outstanding common stock in a ratio of between one-for-eight and one-for-twelve, as mutually agreed to between TGC and REP, to be approved by the board of directors of TGC, in its sole discretion.

•	“SEC” refers to the Securities and Exchange Commission.
•	“Securities Act” refers to the Securities Act of 1933, as amended.
•	“surviving company” or the “combined company” refers to TGC following the merger, including in its capacity as the parent company of REP.
•	“TGC” refers to Tengasco, Inc., a Delaware corporation.
•	“TGC 2018 LTIP” means that certain Tengasco, Inc. 2018 Stock Incentive Plan, dated August 24, 2018, as amended, supplemented or replaced from time to time.
•
“TGC adjournment proposal” means the proposal to adjourn the TGC special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the TGC special meeting to approve the TGC share issuance proposal, TGC share increase proposal, TGC name change proposal, TGC reverse split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, TGC bylaws amendments provision proposal, TGC equity plan proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to TGC stockholders.

•	“TGC board of directors” refers to the board of directors of TGC.
•	“TGC bylaws” means the amended and restated bylaws of TGC as in effect as of the date of this proxy statement/prospectus.
•	“TGC bylaws amendments” means the amendments to the TGC bylaws set forth in the TGC bylaws amendments provision proposal.
•
“TGC bylaws amendments provision proposal” means the proposal for the TGC stockholders to approve and adopt an amendment to the TGC bylaws to effect a requirement that the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC bylaws after a certain date.

•	“TGC charter” means the amended and restated certificate of incorporation of TGC as in effect as of the date of this proxy statement/prospectus.
•
“TGC charter amendments” means the amendments to the TGC charter set forth in the TGC share increase proposal, TGC name change proposal, TGC reverse stock split proposal, TGC corporate opportunities proposal, and TGC charter amendments provision proposal.

•
“TGC charter amendments provision proposal” means the proposal for the TGC stockholders to approve and adopt an amendment to the TGC charter to effect a requirement that holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC charter after a certain date.

•	“TGC common stock” refers to the common stock of TGC, par value $0.001 per share.
•
“TGC compensation proposal” means the proposal for the TGC stockholders to approve, on a non-binding advisory basis, the compensation that may become payable to TGC’s named executive officers in connection with the completion of the merger.

•
“TGC corporate opportunities proposal” refers to the proposal that the TGC stockholders approve and adopt an amendment to the TGC charter to effect a waiver of corporate opportunities that could be owed to TGC by investment funds sponsored or managed by Yorktown, Bluescape and Boomer, which will be effective upon the closing of the merger (or shortly prior to such closing).

•	“TGC equity plan proposal” means the proposal for the TGC stockholders to approve and adopt the 2021 Long Term Incentive Plan.
•
“TGC name change proposal” means the proposal for the TGC stockholders to approve and adopt an amendment to the TGC charter to the change of the corporate name of TGC from “Tengasco, Inc.” to “Riley Exploration Permian, Inc.”

•
“TGC reverse split proposal” means the proposal for the TGC stockholders to approve and adopt an amendment to the TGC charter to effect the reverse stock split, in the sole discretion of the board of directors of TGC and to be mutually agreed to between TGC and REP, prior to the effectiveness of the merger.

•
“TGC share increase proposal” refers to the proposal that TGC stockholders amend the TGC charter to increase the number of authorized shares of TGC common stock from 100 million to 240 million, which will be effective upon the closing of the merger (or shortly prior to such closing).

•
“TGC share issuance proposal” refers to the proposal that TGC stockholders approve and adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger and the issuance of shares of TGC common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger.

•
“TGC special meeting” refers to the special meeting of TGC stockholders to consider and vote upon the TGC share issuance proposal, TGC share increase proposal, TGC name change proposal, TGC reverse stock split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, TGC bylaws amendments provision proposal, TGC equity plan proposal, the TGC compensation proposal and the TGC adjournment proposal and related matters, including any adjournments or postponements thereof.

•	“TGC stock option plan” means that certain Tengasco, Inc. Stock Option Plan, as amended, supplement or replaced from time to time.
•	“TGC stockholder” refers to one or more holders of TGC common stock, as applicable.
•	“Yorktown” refers to certain investment funds managed by Yorktown Partners LLC.
•	“Yorktown Partners” refers to Yorktown Partners LLC, the investment manager of the Yorktown Partners group of funds.
Q:	What is the merger?
A:
TGC, Merger Sub and REP have entered into the merger agreement. The merger agreement contains the terms and conditions of the proposed business combination of TGC and REP. Under the merger agreement, Merger Sub will merge with and into REP, with REP continuing as a wholly owned subsidiary of TGC and the surviving company of the merger.

At the effective time, each REP common unit, outstanding immediately prior to the effective time (excluding certain REP common units to be canceled pursuant to the merger agreement) will be converted into the right to receive shares of TGC common stock, based on the Exchange Ratio, which Exchange Ratio was initially 97.796467 shares and is subject to change to account for, among other things, if the number of outstanding REP units or TGC common stock shall change including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (other than a change by reason of the issuance of REP common units upon the conversion of REP’s preferred units, or the issuance of any TGC common stock under the TGC stock option plan or the TGC 2018 LTIP prior to the closing of the merger (the “closing”).

Upon completion of the merger, we estimate that REP members as of immediately prior to the merger will collectively own approximately 95% and TGC stockholders as of immediately prior to the merger will own approximately 5% of the outstanding shares of common stock of the combined company. After the consummation of the merger, and assuming the TGC stockholders approve the TGC name change proposal, TGC will change its corporate name to “Riley Exploration Permian, Inc.” as required by the merger agreement (the “TGC name change”).
Q:	What will happen to TGC if, for any reason, the merger does not close?
A:
If, for any reason, the merger does not close, the TGC board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of TGC or continue to operate the business of TGC.

Q:	Why are the two companies proposing to merge?
A:
REP and TGC believe that the merger will result in a new breed of exploration and production companies that offers a mix of assets that provides for strong capital efficiency and optionality for our stakeholders. For a discussion of TGC’s and REP’s reasons for the merger, please see the section titled “The Merger-TGC Reasons for the Merger” and “The Merger-REP Reasons for the Merger” in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because you have been identified as a TGC stockholder or an REP member as of the applicable record date, and you are entitled, as applicable, to (i) vote at the TGC special meeting to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of TGC common stock pursuant to the merger agreement, or (ii) sign and return the REP written consent to adopt the merger agreement and approve the transactions contemplated thereby, including the merger. This document serves as:

•	a proxy statement of TGC used to solicit proxies for the TGC special meeting;
•	a prospectus of TGC used to offer shares of TGC common stock in exchange for REP common units in the merger and issuable upon conversion of REP preferred units into REP common units; and
•	an information statement of REP used to solicit the written consent of REP members for the adoption of the merger agreement and the approval of the merger and related transactions.
Q:	What will REP members receive in the merger?
A:
As of the date of the execution of the merger agreement, it was estimated that immediately after the consummation of the merger, based on the Exchange Ratio of 97.796467, REP members as of immediately prior to the merger will collectively own approximately 95% and TGC stockholders as of immediately prior to the merger will own approximately 5% of the outstanding shares of common stock of the combined company.

For a more complete description of what REP members will receive in the merger, please see the sections titled “The Merger Agreement-Merger Consideration” in this proxy statement/prospectus.
Q:	Who will be the directors of TGC following the merger?
A:	Following the consummation of the merger, the size of the TGC board of directors will be increased to a total of five directors.

Pursuant to the terms of the merger agreement, the TGC board of directors will be reconstituted such that two of the initial post-closing directors will be designated by REP, one initial post-closing director will be designated by TGC, and two initial post-closing directors will be independent director nominees to be determined, one of whom is expected to qualify and serve as the audit committee’s financial expert. It is anticipated that, following the closing, the TGC board of directors will be constituted as follows:
Name	Current Principal Affiliation
Michael J. Rugen	Tengasco, Inc., Chief Financial Officer/Interim Chief Executive Officer
Bobby D. Riley	Riley Exploration – Permian, LLC, Chief Executive Officer
Bryan H. Lawrence	Yorktown Partners, LLC, Managing Member
Brent Arriaga	Helix Energy Solutions Group, Inc., Corporate Controller
E. Wayne Nordberg	Chairman and Chief Investment Officer of Hollow Brook Wealth Management, LLC
Q:	Who will be the executive officers of TGC immediately following the merger?
A:	Immediately following the consummation of the merger, the executive management team of TGC is expected to be composed as follows:
Name	Title
Bobby D. Riley	Chairman of the Board and Chief Executive Officer
Kevin Riley	President
Michael J. Rugen	Chief Financial Officer
Corey Riley	Executive Vice President Business Intelligence
Michael Palmer	Executive Vice President Corporate Land
Q:	What are the material U.S. federal income tax consequences of the reverse stock split?
A:
The reverse stock split is expected to constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a TGC stockholder generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of TGC common stock. For more information, please see the section of this proxy statement/prospectus titled “Matters Being Submitted to a Vote of TGC Stockholders-Proposal No. 4: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of TGC Effecting the Reverse Stock Split-Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.”

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of TGC common stock?
A:
TGC and REP intend that the merger will qualify as an exchange under Section 351 of the Code. No gain or loss is expected to be recognized by the U.S. holders of TGC common stock as a result of the merger. For a more detailed summary of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 105.

Q:	What are the material U.S. federal income tax consequences of the merger to REP members?
A:
TGC and REP intend that the merger will qualify as an exchange under Section 351 of the Code. As a result, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Merger,” no gain or loss is expected to be recognized by the U.S. holders of REP common units as a result of the merger, except with respect to any cash received in lieu of any fractional shares of TGC common stock. However, an REP member will recognize taxable gain upon the exchange of REP common units in the merger if and to the extent that the aggregate amount of REP liabilities attributable to the REP common units exchanged by the REP member exceeds their aggregate tax basis in the REP common units exchanged by such REP member. For a more detailed summary of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 105.

Q:	As a TGC stockholder, how does the TGC board of directors recommend that I vote?
A:	After careful consideration, the TGC board of directors recommends that TGC stockholders vote “FOR” all of the proposals.

Q:	What is the ownership interests of the current directors and officers in TGC?
A:
As a group, the current directors and officers of TGC beneficially own 5,500,411 shares of TGC’s common stock, which was approximately 51.5% of the shares outstanding as of January 15, 2021. Each of the directors of TGC, consisting of Messrs. Behrent, Salas, and Thon beneficially owned 64,400, 5,298,366, and 32,500 shares of TGC common stock, respectively, which represented less than 1%, approximately 49.6%, and less than 1%, respectively, of the shares outstanding as of January 15, 2021. Each of the officers of TGC, consisting of Messrs. Rugen and Sorensen, beneficially owned 81,522, and 23,623 shares of TGC common stock, respectively, which represented in each case less than 1% of the shares outstanding as of January 15, 2021.

Q:	As an REP member, how does the REP board of managers recommend that I vote?
A:
After careful consideration, the REP board of managers recommends that REP members execute the written consent to adopt the merger agreement and approve the merger and the transactions contemplated therein, substantially in accordance with the terms of the merger agreement and the other agreements contemplated by the merger agreement.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?
A:
You should carefully review the section of this proxy statement/prospectus titled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of TGC and REP, as independent companies, are subject.

Q:	Who can vote at the Special Meeting?
A:
Only TGC stockholders of record at the close of business on January 28, 2021 (the “Record Date”), will be entitled to vote at the TGC special meeting. As of the Record Date, there were 10,685,042 shares of TGC common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name
If, at the close of business on the Record Date, your shares of TGC common stock were registered directly in your name with TGC’s transfer agent, Continental Stock Transfer & Trust Company, then you are a TGC stockholder of record. As a TGC stockholder of record, you may vote virtually at the TGC special meeting or vote by proxy. Whether or not you plan to attend the virtual TGC special meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.
Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If, at the close of business on the Record Date, your shares of TGC common stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the TGC special meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the virtual TGC special meeting. However, because you are not the stockholder of record, you may not vote your shares virtually at the TGC special meeting unless you request and obtain a valid legal proxy from your broker or other agent, giving you the right to vote the shares at the meeting.
Q:	How many votes do I have?
A:	On each matter to be voted upon, you have one vote for each share of TGC common stock you own as of the Record Date.
Q:	What is the quorum requirement?
A:
A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority in voting power of the shares of TGC common stock issued and outstanding and entitled to vote at the TGC special meeting, present virtually or represented by proxy, are present at the TGC special meeting. On January 28, 2021, the Record Date, there were 10,685,042 shares of TGC common stock outstanding and entitled to vote. Accordingly, TGC expects that the holders of at least 5,342,521 shares of TGC common stock must be present at the TGC special meeting for a quorum to exist. Your shares of TGC common stock will be counted toward the quorum at the TGC special meeting only if you attend the TGC special meeting virtually or are represented at the TGC special meeting by proxy.
Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement but will not be counted as votes cast. If there is no quorum, the holders of a majority of shares present virtually or represented by proxy at the TGC special meeting may adjourn the TGC special meeting to another date.
Q:	What are “broker non-votes”?
A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. All of the proposals to be acted on at the TGC special meeting, except for Proposal No. 4 regarding the reverse stock split and Proposal No. 10 regarding the adjournment of the TGC special meeting, are anticipated to be non-routine matters. Proposal Nos. 2, 3, 4, 5, 6 and 7 require the affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal and accordingly broker non-votes with respect to these proposals will have the same effect as a vote “AGAINST” such proposals. Broker non-votes will not be considered votes cast by the holders of all of the shares of TGC common stock present in virtually or by proxy at the TGC special meeting and voting affirmatively or negatively and will therefore not have any effect with respect to Proposal Nos. 1, 8, 9 and 10.

Q:	What is required to consummate the merger?
A:
To consummate the merger, TGC stockholders must adopt and approve the merger agreement, thereby approving the merger and the issuance of TGC common stock pursuant to the merger agreement (Proposal No. 1), and REP members must adopt the merger agreement, thereby approving the merger and the other transactions contemplated by the merger agreement.

The approval of the TGC share issuance proposal, TGC equity plan proposal, TGC compensation proposal, and TGC adjournment proposal, if necessary, to solicit additional proxies, requires the affirmative vote of TGC stockholders having a majority in voting power of the votes cast by the holders of all of the shares of TGC’s stock present or represented by proxy at the TGC special meeting. The approval of the TGC share increase proposal, TGC name change proposal, TGC reverse split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, and the TGC bylaws amendments provision proposal require the affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting.
Each of the proposals is conditioned upon the consummation of the merger. If the merger is not completed, the other proposals will not be implemented.
The presence, virtually or represented by proxy, at the TGC special meeting of the holders of a majority in voting power of the shares of TGC common stock issued and outstanding and entitled to vote at the TGC special meeting is necessary to constitute a quorum at the TGC special meeting.
For a more complete description of the closing conditions under the merger agreement, TGC urges you to read the section titled “The Merger Agreement-Conditions to Completion of the Merger” in this proxy statement/prospectus.
Q:	When do you expect the merger to be consummated?
A:
TGC and REP anticipate that the merger will occur sometime soon after the TGC special meeting to be held on February 25, 2021, but the companies cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement-Conditions to Completion of the Merger” in this proxy statement/prospectus.

Q:	What do I need to do now?
A:	TGC and REP urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you.
If you are a TGC stockholder of record, you may provide your proxy instructions in accordance with the instructions provided. If you are a REP member, you may execute and return your written consent to REP in accordance with the instructions provided.
Q:	How do TGC stockholders vote and attend the special meeting?
A:	If you are the “record holder” of shares of TGC common stock, meaning that your shares are registered in your name in the records of TGC’s transfer agent, Continental Stock Transfer & Trust Company:
•
You will receive a proxy card from Continental Stock Transfer. The proxy card will tell you how you may vote your shares before the special meeting. The proxy card also contains instructions on how to attend the virtual special meeting and provides the required URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the following phone number or e-mail address: 917-262-2373, or email to proxy@continentalstock.com.

•
You can (but are not required to) pre-register to attend the virtual special meeting. Pre-registration begins February 23, 2021 at 9:00 a.m. Mountain Time. Enter the following URL address, https://www.cstproxy.com/tengasco/sm2021, into your browser then enter your control number, name, and email address. Once you pre-register you can vote your shares. At the start of the special meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the special meeting. If you have not pre-registered, you may still attend the special meeting by following the same procedure as for “pre-registering” set out in this paragraph. On the day of the special meeting you will log in to the special meeting by going to the following URL address, https://www.cstproxy.com/tengasco/sm2021. You should do this about 15 minutes before the special meeting to assure timely entrance to the virtual special meeting.

If your shares are held in “street name,” meaning they are held for your account by an intermediary, such as a broker, then you are deemed to be the beneficial owner of your shares and the broker that actually holds the shares for you is the record holder and is required to vote the shares it holds on your behalf according to your instructions. The proxy materials, as well as voting and revocation instructions, should have been forwarded to you by the broker that holds your shares. In order to vote your shares, you will need to follow the instructions that your broker provides you. Many brokers solicit voting instructions over the Internet or by telephone. However, the forms you receive from the broker will not contain instructions for attending the virtual special meeting. If you vote your shares before the special meeting, you are not obliged to attend the special meeting but are welcome to do so. To attend the virtual special meeting, follow one of the two choices below:
To Attend the Virtual Special Meeting and Vote your Shares at the Special Meeting
To attend the virtual special meeting and vote shares at the special meeting, beneficial owners will need to contact Continental Stock Transfer to receive a control number. Continental Stock Transfer contact information is as follows: 917-262-2373 or email to proxy@continentalstock.com. If you plan to vote at the special meeting you will also need to have what is called a “legal proxy” that you must obtain from your broker. This assures your votes will not be double counted. Without the “legal proxy” from your broker, you will not be allowed to vote at the special meeting even though you have obtained a control number and are thereby entitled to attend the special meeting. On the day of the special meeting you will log in to the virtual special meeting by going to https://www.cstproxy.com/tengasco/sm2021.
To Attend the Virtual Special Meeting but Not Vote your Shares at the Special Meeting
If you are a beneficial owner and would like to join the virtual special meeting but do not want or need to vote your shares at the special meeting, Continental Stock Transfer will issue you a guest control number with proof of your stock ownership. You must contact Continental Stock Transfer for specific instructions on how to receive the guest control number. Continental Stock Transfer can be contacted at the number or email address as follows: 917-262-2373, or email to proxy@continentalstock.com. Please allow up to 72 hours prior to the special meeting for processing your control number. On the day of the special meeting you will log in to the virtual special meeting by going to https://www.cstproxy.com/tengasco/sm2021.
Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?
A:
If you are a TGC stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 8, 9 and 10 and will have the same effect as a vote “AGAINST” Proposal Nos. 2, 3, 4, 5, 6, and 7.

Q:	How do I attend the Special Meeting of TGC stockholders?
A:
The TGC special meeting will be held virtually at the following URL address, https://www.cstproxy.com/tengasco/sm2021, at 9:00 a.m., Mountain time, on February 25, 2021. Due to the public health impact and related travel concerns our stockholders may have because of the coronavirus pandemic (COVID-19) and recommendations that public health officials have issued related thereto, the special meeting will be held virtually.

Q:	Why hold the TGC special meeting virtually?
A:
As part of our effort to maintain a safe and healthy environment for our directors, members of management and stockholders who wish to attend the TGC special meeting, in light of the COVID-19 pandemic, we believe that holding the TGC special meeting virtually is in the best interest of TGC and its stockholders. In addition, we are excited to use the latest technology to provide expanded access, improved communication and cost savings for our stockholders and TGC while providing stockholders the same rights and opportunities to participate as they would have at an in-person meeting. We believe the virtual meeting format enables increased stockholder attendance and participation because stockholders can participate from any location around the world.

Q:	How do I ask questions if I attend the TGC special meeting virtually?
A:
If you attend the TGC special meeting virtually, you may only submit questions in the question box provided at https://www.cstproxy.com/tengasco/sm2021. TGC will respond to as many inquiries at the TGC special meeting as time allows.

Q:	What if during the check-in time or during the TGC special meeting I have technical difficulties or trouble accessing the virtual meeting website?
A:
TGC will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the TGC special meeting virtually during the check-in or meeting time, please call the technical support number that will be posted on the TGC special meeting website log-in page.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?
A:
If your shares are registered directly in your name, you may revoke your proxy and change your vote at any time before the vote is taken at the TGC special meeting. To do so, you must do one of the following:

1.	Vote over the Internet or by telephone as instructed above. Only your latest Internet or telephone vote is counted.
2.	Sign and return a new proxy card. Only your latest dated and timely received proxy card will be counted.
3.	Attend the TGC special meeting and vote virtually as instructed above. Simply attending the TGC special meeting will not, by itself, revoke your proxy or change your vote.
4.	Give TGC’s corporate secretary written notice before or at the meeting that you want to revoke your proxy.
If your shares are held in “street name,” you may submit new voting instructions by contacting your broker or other nominee. You may also vote in person or virtually at the Special Meeting if you obtain a legal proxy as described in the answer above.

Q:	Who is paying for this proxy solicitation?
A:
TGC will pay the cost of printing and filing this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of TGC common stock for the forwarding of solicitation materials to the beneficial owners of TGC common stock. TGC will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who can help answer my questions?
A:
If you are a TGC stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Tengasco, Inc.
8000 E. Maplewood Ave., Suite 130
Greenwood Village, Colorado 80111
Attn: General Counsel
If you are an REP member, and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:
Riley Exploration – Permian, LLC
29 E. Reno, Suite 500
Oklahoma City, Oklahoma 73104
Attn: President

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the TGC special meeting and REP member actions that are the subject of the written consent, you should read this entire proxy statement/prospectus carefully, including the merger agreement, attached as Annex A, the opinion of Roth Capital Partners, LLC (“Roth”) attached as Annex B, and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.
The Companies
Tengasco, Inc.
8000 E. Maplewood Ave., Suite 130
Greenwood Village, Colorado 80111
(720) 420-4460
www.tengasco.com
TGC is an independent oil and gas company that explores for, develops, and produces domestic oil and natural gas reserves. TGC’s activities are focused in the State of Kansas.
Riley Exploration – Permian, LLC
29 E. Reno Avenue, Suite 500
Oklahoma City, Oklahoma 73104
(405) 415-8699
www.rileypermian.com
REP is a private equity backed company focused on developing conventional oil and natural gas properties in the Northwest Shelf of the Permian Basin. REP was formed with the goal of building a premier Permian Basin pure-play acquisition, exploration, and development company, focusing on oil-rich, geologically driven sweet spots within legacy oilfields that are conducive to newer drilling and completion techniques. REP’s acreage is primarily located on large contiguous blocks in Yoakum County, Texas and Lea, Roosevelt and Chaves Counties in New Mexico; and the offset legacy assets are located in the Permian Basin San Andres fields, which include the Wasson and Brahaney Fields.
Antman Sub, LLC
Merger Sub is a wholly owned subsidiary of TGC and was formed solely for the purposes of carrying out the merger.
The Merger (see page 83)
If the merger is completed, Merger Sub will merge with and into REP, with REP continuing as a wholly owned subsidiary of TGC and the surviving company of the merger.
In the merger, REP members will be entitled to receive, in exchange for each REP common unit owned by them immediately prior to such merger, shares of TGC common stock based on the exchange ratio, with cash paid in lieu of the issuance of any fractional shares, which we refer to as the “merger consideration.” As of the date of the execution of the merger agreement, it was estimated that immediately after the consummation of the merger, based on the Exchange Ratio of 97.796467, REP members as of immediately prior to the merger will collectively own approximately 95% and TGC stockholders as of immediately prior to the merger will collectively own approximately 5% of the outstanding shares of common stock of the combined company.
Each REP common unit subject to vesting that is outstanding under the REP 2018 LTIP, will by virtue of the merger and without any action on the part of the holder thereof, be assumed by TGC and shall be converted into restricted shares of TGC common stock based on the Exchange Ratio. Each restricted share of TGC common stock will be issued under the 2021 Long Term Incentive Plan and subject to the terms and conditions set forth in substitute award agreements with the current holders of restricted REP units.
For a more complete description of the merger and the Exchange Ratio please see the section titled “The Merger Agreement” in this proxy statement/prospectus.

The closing of the merger will occur no later than the third business day after the last of the conditions to the merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as TGC and REP agree. TGC and REP anticipate that the consummation of the merger will occur in the first quarter of calendar year 2021. However, because the merger is subject to a number of conditions, neither TGC nor REP can predict exactly when the closing will occur or if it will occur at all. After completion of the merger, assuming that TGC receives the required stockholder approval of the TGC name change proposal (Proposal No. 3), TGC will be renamed “Riley Exploration Permian, Inc.”
Reasons for the Merger
TGC and REP believe that the combined company will have the following potential advantages:
•
Growth. Following the merger, the combined company will be a capital efficient, independent oil and natural gas company focused on steadily growing its reserves, production and cash flow through the acquisition, exploration, development and production of oil, natural gas, and natural gas liquids, or NGLs, reserves in the Permian Basin.

•	Management Team. It is expected that the combined company will be led by the experienced senior management from REP and TGC and a board of directors with representation from each of TGC and REP.
•
Potential Access to Capital. Following the closing of the merger, it is expected that the combined company will be able to take advantage of the potential benefits resulting from the combination of the TGC public company structure with the REP business to raise additional capital necessary to fund the operation of the combined company and to implement its near-term business plans.

•
Free Cash Flow. Following the merger, the combined organization, driven by oil-weighted production, industry-leading cash margins and economic drilling program, will generate EBITDA growth and free cash flow.

•
Dividend Distributions. Following the closing of the merger, the combined company expects to pay a quarterly cash dividend. The declaration and payment of any dividends by the combined company will be at the sole discretion of its board of directors, which may change the combined company’s dividend policy at any time. The combined company will not have a legal obligation to pay dividends at any rate or at all, and there is no guarantee that it will declare or pay quarterly cash dividends to its common stockholders. For a more detailed summary of the combined company’s dividend policy, see “Market Price and Dividend Information—Dividends”.

Each of the governing boards of TGC and REP also considered other reasons for the merger, as described herein. For example, the TGC board of directors considered, among other things:
•
TGC’s prospects if it remained a small public company in the capital-intensive oil and gas exploration business, including its available capital and sources of additional capital and the expected commodity price levels to be experienced in future periods;

•	Current and historical information about TGC’s operations, financial performance, and management;
•
That TGC, under the direction of the TGC board of directors, had conducted a publicly disclosed and active strategic alternatives process over a lengthy period of time and determined that the likelihood, if any, of any superior alternative strategic transaction being or becoming available in the near term in view of TGC’s available capital and sources of additional capital was remote;

•	The expectation that additional capital resources would be available to the combined company as a result of the merger;
•
The additional exploration opportunities available to the combined company, including drilling opportunities in an active and major productive area, the Permian Basin in Texas and New Mexico, and other properties;

•
The belief that the combined company will be able to benefit TGC’s existing stockholders by executing on REP’s business plan and taking advantage of TGC’s remaining assets and its public reporting platform;

•
The benefit to TGC’s existing stockholders resulting from their ability to participate in the growth of the combined company and continue to have liquidity as to their shares, potentially to a greater degree in the future as a result of the merger;

•
The expectation that the merger agreement provides the combined company with an experienced and qualified management team with a demonstrated record of success in the oil and gas exploration and production business in a major production area;

•
The expectation that a dividend to the holders of the combined company’s common stock will continue in future periods, that the payment of dividends provides a potential growth factor to the value of the combined company’s stock in the public markets, and the potential of a dividend is an element of value not currently available to TGC’s shareholders;

•
The expectation that TGC would continue to have representation on the board of directors of the combined company and its management team through the placement of TGC’s current CFO and interim CEO as a director of the combined company and as CFO of the combined company going forward;

•
The belief that the terms of the merger agreement appropriately recognized the inherent value of TGC’s status as a public company to entities such as REP that desired to enter the public markets via a merger process;

•
The financial presentation and opinion, dated October 20, 2020, of Roth to the TGC board of directors as to the fairness to the TGC stockholders, from a financial point of view and as of the date of such opinion, of the Exchange Ratio, which opinion was based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion;

•
The terms and conditions of the merger agreement, including, without limitation, the following: the expected relative percentage ownership of TGC’s stockholders and REP members in the combined company initially at the closing and the implied valuation of REP and TGC;

•
The terms of the merger agreement that permit TGC to discuss and negotiate an unsolicited acquisition proposal should one be made, and permit TGC to terminate the merger agreement in order to accept a “superior proposal,” in each case in certain circumstances and subject to certain payment obligations; and

•
The fact that the merger agreement allows the TGC board of directors, under specified circumstances, to change or withdraw its recommendation to its stockholders with respect to the approval of the merger subject to certain payment obligations.

In addition, the REP board of managers approved the merger based on a number of factors, including the following:
•	the possible alternatives to the merger, the range of possible benefits to the REP members of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;
•	the financial condition, historical results of operations and business and strategic objectives of REP, as well as the risks involved in achieving those objectives;
•
the amount and form of consideration to be received by the REP members in the merger pursuant to the merger agreement taking into account the relative interests of the various classes of membership units of REP and the contractual rights afforded to holders of the such units (including as to whether any alternatives to the merger would reasonably likely be achievable and derive more value across such classes of units);

•	the expectation that the merger will be treated as an exchange under Section 351 of the Code for U.S. federal income tax purposes; and
•
the proposed timing of the interim period between the signing of the merger agreement and the expected closing and whether it is advisable to proceed given current economic, industry and market conditions.

Fairness Opinion of Roth Capital Partners, LLC to the TGC Board of Directors (see page 90)
Roth Capital Partners, LLC, or Roth, rendered a fairness opinion to TGC’s board of directors that, as of the date specified in the opinion, and based upon and subject to the qualifications, limitations and assumptions stated in the opinion, the Exchange Ratio to be paid by TGC pursuant to the terms of the merger agreement is fair, from a financial point of view, to the TGC stockholders.
The full text of the written Roth opinion, dated October 20, 2020, which describes the assumptions made and limitations upon the review undertaken by Roth in preparing its opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference in its entirety into this proxy statement/prospectus. The Roth opinion was provided for the information and assistance of the TGC board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger and the other transactions contemplated by the merger agreement. The Roth opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the TGC stockholders of the Exchange Ratio to be paid by TGC pursuant to the terms of the merger agreement. The Roth opinion did not address any other term or aspect of the merger agreement or the transactions contemplated thereby and does not constitute a recommendation to any stockholder of TGC as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger and the other transactions contemplated by the merger agreement or any other matter.
Pursuant to a letter agreement dated December 17, 2019 and amended on August 18, 2020, TGC engaged Roth to act as its financial advisor in connection with the merger transaction. As compensation for its services in connection with the merger, TGC paid Roth an aggregate of $175,000 for the delivery of its fairness opinion. In addition, if the transaction contemplated under the merger agreement closes, TGC will compensate Roth an additional $1,175,000. TGC has also agreed to reimburse Roth for its expenses, including attorneys’ fees and disbursements, and to indemnify Roth and related persons against various liabilities.
Overview of the Merger Agreement
Merger Consideration (see page 109)
At the effective time, each REP common unit outstanding immediately prior to the effective time (excluding any REP common units held as treasury stock or held by any subsidiary of REP) will be converted solely into the right to receive: (i) a number of shares of TGC common stock equal to the Exchange Ratio (together with any cash to be paid in lieu of fractional shares of TGC common stock payable pursuant to the merger agreement) and (ii) any dividends or other distributions to which the holder of a REP common unit becomes entitled to upon the surrender of such REP common units in accordance with the merger agreement.
The merger agreement does not provide for an adjustment to the total number of shares of TGC common stock that REP members will be entitled to receive for changes in the market price of TGC common stock. Accordingly, the market value of the shares of TGC common stock issued pursuant to the merger will depend on the market value of the shares of TGC common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus.
Conditions to Completion of the Merger (see page 122)
The respective obligations of TGC, Merger Sub and REP to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, approval of all of the proposals contained in this prospectus/proxy statement by the TGC stockholders (other than the TGC compensation proposal and the TGC adjournment proposal) and the TGC board of directors, and the approval of the merger and the merger agreement by the REP members.
Termination (see page 124)
The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:
•	mutual written consent of TGC and REP;
•
by either TGC or REP if the merger shall not have been consummated by March 21, 2021 (the “End Date”); provided, however, that the right to terminate the merger agreement for failure of the merger to be consummated on or before the End Date shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before the End Date;
•
by either TGC or REP if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the merger, the TGC share issuance proposal, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal, the TGC equity plan proposal or the other transactions contemplated by the merger agreement, and such law or order shall have become final and nonappealable; provided, however, that the right to terminate the merger agreement because of the issuance, promulgation, enforcement, or entry of any such law or order shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;

•
by either TGC or REP if the proposal for the approval and adoption of the merger agreement and the merger, the TGC share issuance proposal, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal has been submitted to the stockholders of TGC for approval and the requisite vote of TGC stockholders shall not have been obtained;

•	by TGC, at any time prior to the effective time, if any of the following circumstances shall occur:
•
if (i) the REP board of managers fails to make the Company Board Recommendation (as defined in the merger agreement), (ii) a Company Adverse Recommendation Change (as defined in the merger agreement) shall have occurred, (iii) the Requisite Company Vote (as defined in the merger agreement) is not received;

•
REP materially breaches its non-solicitation obligations or its obligation to use reasonable best efforts to solicit from the holders of a majority of the REP common units (on an as-converted basis) consent in favor of approval of closing the merger within 10 days following effectiveness of this prospectus/proxy statement as set forth in the merger agreement;

•
if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of REP set forth in the merger agreement such that the conditions to the closing of the merger set forth in the merger agreement would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that TGC shall have given REP at least 30 days written notice prior to such termination stating TGC’s intention to terminate the merger agreement; provided further, that TGC shall not have the right to terminate the merger agreement because of such breach if TGC or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation arising under the merger agreement, which breach has not been cured; or

•
if, at any time prior to the Specified Time (as defined in the merger agreement), each of the following occur: (A) TGC shall have received a Superior Proposal (as defined in the merger agreement); (B) TGC shall have complied in all material respects with its non-solicitation obligations under the merger agreement, including with respect to making a Parent Adverse Recommendation Change (as defined in the merger agreement) with respect to such Superior Proposal (as defined in the merger agreement); (C) the TGC board of directors approves, and TGC concurrently with the termination of the merger agreement enters into, a definitive agreement with respect to such Superior Proposal (as defined in the merger agreement); and (D) prior to or concurrently with such termination, TGC reimburses REP’s expenses in an amount up to $475,000.

•	by REP, at any time prior to the effective time, if any of the following circumstances shall occur:
•
if (i) the TGC board of directors fails to make the Parent Board Recommendation (as defined in the merger agreement), (ii) a Parent Adverse Recommendation Change (as defined in the merger agreement) shall have occurred, or (iii) the Requisite Parent Vote (as defined in the merger agreement) is not received;

•
TGC materially breaches or materially fails to perform its non-solicitation obligations or its obligation to use reasonable best efforts to solicit from the TGC stockholders and take all other actions necessary or advisable to secure the vote or consent of the holders of TGC common stock required by applicable law to obtain approval of the merger and merger agreement, the TGC share issuance proposal, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal as set forth in the merger agreement; and

•
if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of TGC or Merger Sub set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the End Date; provided, that REP shall have given TGC at least 30 days written notice prior to such termination stating REP’s intention to terminate the merger agreement; provided further, that REP shall not have the right to terminate the merger agreement because of such breach if REP is then in material breach of any representation, warranty, covenant, or obligation arising under the merger agreement, which breach has not been cured.

Management Following the Merger (see page 210)
Effective as of the effective time of the merger, TGC’s officers are expected to include:
Name	Title
Bobby D. Riley	Chairman of the Board and Chief Executive Officer
Kevin Riley	President
Michael J. Rugen	Chief Financial Officer
Corey Riley	Executive Vice President Business Intelligence
Michael Palmer	Executive Vice President Corporate Land
Interests of Certain Directors, Officers and Affiliates of TGC and REP (see pages 96 and 101)
In considering the recommendation of the TGC board of directors with respect to the approval of the merger agreement, the merger and the issuance of shares of TGC common stock as contemplated by the merger agreement, and the other matters to be acted upon by the TGC stockholders at the TGC special meeting, the TGC stockholders should be aware that certain members of the TGC board of directors and current officers of TGC have interests in the merger that may be different from, or in addition to, the interests of the TGC stockholders. These interests relate to or arise from, among other things:
•
The parties’ expectations that Mr. Rugen, who is currently interim chief executive officer and chief financial officer of TGC, will become the chief financial officer of the combined company. Other than Mr. Rugen, no other officer or director of TGC has an interest in the merger that may be different from, or in addition to, the interests of the TGC stockholders, except as provided immediately below.

•
The employees of TGC, including the officers, are expected to become parties to change in control and severance agreements that provide the employees with severance in the event they are terminated without cause or resign for good reason within 12 months following the merger. No director of TGC will become a party to any change in control and severance agreement.

The TGC board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger, and to recommend, as applicable, that the TGC stockholders approve the proposals to be presented to the TGC stockholders for consideration at the TGC special meeting as contemplated by this proxy statement/prospectus.
Certain of REP’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing.
As of January 15, 2021, the directors and executive officers of TGC beneficially owned, in the aggregate, approximately 51.5% of the outstanding shares of TGC common stock.
In considering the recommendation of the REP board of managers with respect to approving the merger and related transactions, REP members should be aware that certain members of the REP board of managers and certain executive officers of REP have interests in the merger that may be different from, or in addition to, interests they have as REP members. For example, REP’s executive officers have REP restricted units, subject to vesting, which will convert into restricted TGC common stock; certain of REP’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing and certain members of REP’s board of managers or their affiliates have registration rights that will apply to TGC common stock to be received in the merger. For more information, please see the section titled “The Merger—Interests of the REP Managers and Executive Officers in the Merger.”
Material U.S. Federal Income Tax Consequences of the Merger (see page 105)
TGC and REP intend that the merger will qualify as an exchange under Section 351 of the Code. As a result, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Merger,” no gain or loss is expected to be recognized by the U.S. holders of TGC common stock or the U.S. holders of REP common units as a result of the merger, except with respect to any cash received in lieu of any fractional shares of TGC common stock. However, an REP member will recognize taxable gain upon the exchange of REP common units in the merger if and to the extent that the aggregate amount of REP liabilities attributable to the common units exchanged by the REP member exceeds the REP member’s aggregate tax basis in the REP common units exchanged by such REP member. For a more detailed summary of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 105.
Summary of Risk Factors (see page 29)
Both TGC and REP are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders and members, including the possibility that the merger may not be completed and the following risks:
•
the Exchange Ratio is not adjustable based on the market price of TGC common stock, so the merger consideration at closing may have a greater or lesser value than the value it had at the time the merger agreement was signed;

•
failure to complete the merger may result in TGC or REP paying expenses to the other company, which could harm the per share price of TGC common stock and future business and operations of each company;

•	the merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes;
•
some TGC and REP officers and directors have interests in the merger that are different from those considered by TGC stockholders and REP members, which may influence such officers and directors to support or approve the merger without regard to stockholder interests;

•	the market price of TGC common stock following the merger may decline as a result of the merger;
•	TGC stockholders and REP members may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;
•
TGC stockholders and REP members will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies;

•
during the pendency of the merger, TGC and REP may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement, which could adversely affect their respective businesses;

•
certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement;

•
because the lack of a public market for REP common units makes it difficult to evaluate the value of REP common units, the REP members may receive shares of TGC common stock in the merger that have a value that is less than, or greater than, the fair market value of REP common units;

•	if the conditions to the merger are not met, the merger will not occur;

•
the merger may fail to qualify as an exchange under Section 351 of the Code for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by REP members in respect of their REP common units; and

•
the combined company may become involved in securities class action litigation that could divert management’s attention and harm the combined company’s business and insurance coverage may not be sufficient to cover all costs and damages.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus. TGC and REP both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 105)
In the United States, TGC must comply with applicable federal and state securities laws and the rules and regulations of the NYSE American in connection with the issuance of shares of TGC common stock and the filing of this proxy statement/prospectus with the SEC.
NYSE American Listing (see page 108)
Prior to consummation of the merger, TGC will file an initial listing application with the NYSE American pursuant to NYSE American’s rules for companies conducting a business combination that results in a change of control. If such application is accepted, TGC anticipates that shares of TGC common stock will be listed on the NYSE American following the closing under TGC’s new name, “Riley Exploration Permian, Inc.,” with the trading symbol “REPX.”
Anticipated Accounting Treatment (see page 107)
Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. TGC and REP have determined that REP represents the accounting acquirer in the merger based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the transaction, including the expectations that, immediately following the merger: (1) the persons who were REP members immediately prior to the merger will own a substantial majority of the voting rights of the combined organization; (2) REP will designate two of five of the initial members of the board of directors of the combined organization; and (3) REP’s senior management will hold substantially all key permanent positions in senior management of the combined organization (except that Michael J. Rugen, TGC’s current Chief Financial Officer/Interim Chief Executive Officer, will serve as Chief Financial Officer of the combined organization).
Because REP has been determined to be the accounting acquirer in the merger, but not the legal acquirer, the merger is deemed a reverse acquisition under the guidance of ASC 805. As a result, upon consummation of the merger, (1) the historical financial statements of REP will become the historical financial statements of the combined organization and (2) REP will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of TGC as of the closing date of the merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.
The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement of TGC’s assets to be acquired and liabilities to be assumed. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of TGC that exist as of the closing date of the merger.
Litigation Relating to the Merger (see page 153)
On December 2, 2020 a purported shareholder of TGC filed a lawsuit against TGC and the members of the TGC board of directors in the United States District Court, Southern District of New York, captioned Luis A. Nieves Cortes v. Tengasco Inc., et al., Case No. 1:20-cv-10111-LAP (which we refer to as the “Cortes complaint”). On December 8, 2020 a purported shareholder of TGC filed a lawsuit against TGC, the members of the TGC board of directors, and

Mike Rugen, TGC’s CFO/Interim CEO, in the United States District Court, Southern District of New York, captioned Sarah King v. Tengasco, Inc., et al., Case No. 1:20-cv-10343 (which we refer to as the “King complaint”). On December 10, 2020 a purported shareholder of TGC filed a lawsuit against TGC, the members of the TGC board of directors, Merger Sub, and Riley in the United States District Court, District of Delaware, captioned Lewis D. Baker v. Tengasco, Inc., et al., Case No. 1:20-cv-01681-UNA (which we refer to as the “Baker complaint”). On December 31, 2020 a purported shareholder of TGC filed a lawsuit against TGC and the members of the TGC board of directors in the United States District Court, Southern District of New York, captioned Lara Gaudio v. Tengasco, Inc., et al., Case No. 1:20-cv-11114-UA (which we refer to as the “Gaudio complaint” and together with the Cortes complaint, the King complaint, and the Baker complaint, the “federal law complaints”). The plaintiffs in the federal law complaints generally claim that the defendants disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) and Section 20(a) of the Exchange Act and/or Rule 14a-9 promulgated under the Exchange Act. In addition, the plaintiff in the King complaint claims that the individual defendants breached their fiduciary duties of candor and disclosure. The plaintiffs seek, among other things, injunctive relief to prevent consummation of the merger until the alleged disclosure violations are cured, damages in the event the merger is consummated, and an award of attorney's fees and costs.
For more information regarding the federal law complaints and the risks associated with these complaints and any other similar litigation, see the section entitled “Risk Factors—Risks Related to the Merger—Lawsuits have been filed against TGC, the directors of TGC, Merger Sub, and Riley regarding the merger, which could result in substantial costs and may delay or prevent the merger from being completed” beginning on page 33.
Appraisal Rights and Dissenters’ Rights (see page 108)
Holders of shares of TGC common stock are not entitled to appraisal rights in connection with the merger. REP members are not entitled to appraisal rights in connection with the merger.
Comparison of Rights of Holders of TGC Common Stock and REP Common Units (see page 240)
TGC is incorporated under the laws of the State of Delaware, and REP is organized under the laws of the State of Delaware. The rights of the TGC stockholders are currently, and will continue to be, governed by the Delaware General Corporate Law (“DGCL”), and the rights of the REP members are currently governed by the Delaware Limited Liability Company Act (“DLLCA”). If the merger is completed, REP members will become TGC stockholders, and their rights will be governed by the DGCL. In addition, if the merger is completed and there is approval of the TGC share increase proposal, TGC name change proposal, TGC reverse stock split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, and TGC bylaws amendments provision proposal, the rights of stockholders of the combined company will be governed by the TGC charter as amended by the TGC charter amendments and the TGC bylaws as amended by the TGC bylaw amendments, each as described in this proxy statement/prospectus and in the form attached as Annexes C and D, respectively, to this proxy statement/prospectus.
The rights of TGC stockholders contained in the TGC charter and the TGC bylaws differ from the rights of REP members under the certificate of formation and fourth amended and restated limited liability company agreement of REP, as more fully described under the section titled “Comparison of Rights of Holders of TGC Common Stock and REP Common Units” in this proxy statement/prospectus.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
The following tables present summary historical financial data for TGC and REP, summary unaudited pro forma combined financial data for TGC and REP, and comparative historical and unaudited pro forma per share data for TGC and REP. The following information does not give effect to the proposed reverse stock split.
Selected Historical Consolidated Financial Data of TGC
The following tables summarize TGC’s consolidated statements of operations data for the years ended and balance sheets as of December 31, 2019, 2018, 2017, 2016 and 2015 and the consolidated statements of operations for the nine months ended and balance sheet data as of September 30, 2020 and 2019. The selected consolidated statements of operations data for the years ended December 31, 2019, and 2018 and selected balance sheet data as of December 31, 2019 and 2018 have been derived from TGC’s audited consolidated financial statements for such years, which have been included elsewhere in this proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2017, 2016 and 2015 and selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from TGC’s audited consolidated financial statements for such years, which have not been included elsewhere or incorporated by reference into this proxy statement/prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2020 and 2019 and selected balance sheet data as of September 30, 2020 has been derived from TGC’s unaudited consolidated financial statements as of September 30, 2020, which have been included elsewhere in this proxy statement/prospectus. The selected balance sheet data as of September 30, 2019 has been derived from TGC’s unaudited consolidated financial statements as of September 30, 2019.
The unaudited condensed consolidated financial statements of TGC have been prepared on the same basis as the audited consolidated financial statements of TGC. In the opinion of TGC’s management, the unaudited condensed consolidated interim financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. You should read the following selected consolidated financial data together with “TGC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and TGC’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. TGC’s historical results are not necessarily indicative of results that should be expected in any future period.
Consolidated Statements of Operations (in thousands, except per share data)	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Revenues:
Oil and natural gas sales, net	2,292	3,777	4,911	5,871	4,683	4,113	5,631
Contract services – related parties	—	—	—	—	—	—	—
Total Revenues	2,292	3,777	4,911	5,871	4,683	4,113	5,631
Costs and Expenses:
Lease operating expenses	2,379	2,582	3,368	3,554	3,414	3,046	3,678
Gathering, processing & transportation	—	—	—	—	—	—	—
Delay rentals	—	—	—	—	—	—	—
Production taxes	20	22	30	37	30	18	53
Exploration costs	—	—	—	—	—	—	—
Depletion, depreciation, amortization and accretion	461	566	716	795	862	1,077	2,616
General and administrative:
Administrative costs	1,313	899	1,285	1,222	1,157	1,388	2,057
Unit-based compensation expense	11	14	17	23	14	17	12
Cost of contract services - related parties	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—
Transaction costs	—	—	—	—	—	—	—
Impairment costs	—	—	—	—	—	2,805	14,526
Total Costs and Expenses	4,184	4,083	5,416	5,631	5,477	8,351	22,942

Income (Loss) From Operations	(1,892)	(306)	(505)	240	(794)	(4,238)	(17,311)

Consolidated Statements of Operations (in thousands, except per share data)	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Other Income (Expense):
Interest expense	(6)	(8)	(10)	(5)	(53)	(102)	(80)
Gain on sale of assets	4	45	45	33	2	1	41
Other income	—	—	6	157	—	—	—
Total Other Income (Expense)	(2)	37	41	185	(51)	(101)	(39)
Income (Loss) From Operations Before Income Taxes	(1,894)	(269)	(464)	425	(845)	(4,339)	(17,350)
Income tax benefit (expense)	—	—	28	17	242	—	(7,351)
Net Income (Loss) From Continuing Operations	(1,894)	(269)	(436)	442	(603)	(4,339)	(24,701)
Net Income (Loss) From Discontinued Operations	—	—	—	1,127	29	140	(20)
Net Income (Loss)	(1,894)	(269)	(436)	1,569	(574)	(4,199)	(24,721)
Dividends on preferred units	—	—	—	—	—	—	—
Net Income (Loss) Attributable to Common Stockholders	(1,894)	(269)	(436)	1,569	(574)	(4,199)	(24,721)
Net Income (Loss) per Share:
Basic – Continuing Operations	(0.18)	(0.03)	(0.04)	0.04	(0.06)	(0.71)	(4.06)
Basic – Discontinued Operations	—	—	—	0.11	0.00	0.02	(0.00)
Diluted – Continuing Operations	(0.18)	(0.03)	(0.04)	0.04	(0.06)	(0.71)	(4.06)
Diluted – Discontinued Operations	—	—	—	0.11	0.00	0.02	(0.00)
Weighted Average Common Stock Outstanding (in thousands):
Basic	10,673	10,649	10,651	10,628	10,081	6,091	6,084
Diluted	10,673	10,649	10,651	10,628	10,081	6,091	6,084
Consolidated Balance Sheets ($ in thousands)	September 30, (unaudited)		December 31,
	2020	2019	2019	2018	2017	2016	2015
Assets
Current Assets:
Cash and cash equivalents	2,545	3,482	3,055	3,115	185	76	40
Accounts receivable	262	511	557	533	517	441	370
Accounts receivable – related parties	—	—	—	—	—	—	—
Other accounts receivable	—	—	—	—	—	—	—
Prepaid expenses and other current assets	462	517	666	699	671	1,018	866
Current derivative assets	—	—	—	—	—	—
Discontinued operations included in current assets	—	—	—	—	121	79	106
Total Current Assets	3,269	4,510	4,278	4,347	1,494	1,614	1,382
Non-Current Assets:
Oil and natural gas properties, net (full cost accounting method)	3,914	4,344	4,385	4,804	4,720	5,225	8,838
Other property and equipment, net	134	134	149	190	135	140	200
Operating lease ROU asset	58	55	41	—	—	—	—
Non-current derivative assets	—	—	—	—	—	—	—
Other non-current assets	2	139	69	143	259	24	—
Discontinued operations included in non-current assets	—	—	—	—	1,497	1,559	1,573
Total Non-Current Assets	4,108	4,672	4,644	5,137	6,611	6,948	10,611

Total Assets	7,377	9,182	8,922	9,484	8,105	8,562	11,993

Consolidated Balance Sheets ($ in thousands)	September 30, (unaudited)		December 31,
	2020	2019	2019	2018	2017	2016	2015
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	304	127	269	132	340	418	303
Accounts payable – related parties	—	—	—	—	—	—	634
Accrued liabilities	255	231	164	282	187	267	267
Lease liabilities - finance leases - current	58	59	41	—	—	—	—
Lease liabilities – operating leases - current	58	56	61	—	—	—	—
Asset retirement obligations - current	75	83	75	83	—	—	—
Revenue payable	—	—	—	—	—	—	—
Advances from joint interest owners	—	—	—	—	—	—	—
Notes payable – current	101	—	—	51	41	55	65
Current derivative liabilities	—	—	—	—	—	—	—
Discontinued operations included in current liabilities	—	—	—	—	43	51	96
Total Current Liabilities	851	556	610	548	611	791	1,365
Non-Current Liabilities:
Notes payable – non-current	65	—	—	73	49	47	87
Non-current derivative liabilities	—	—	—	—	—	—
Asset retirement obligations - noncurrent	1,954	2,085	1,923	2,096	2,270	2,046	2,222
Revolving credit facility	—	—	—	—	—	2,400	859
Deferred tax liabilities	—	—	—	—	—	—
Lease liabilities – finance leases - noncurrent	42	29	41	—	—	—	—
Lease liabilities – operating leases - noncurrent	—	—	—	—	—	—	—
Other non-current liabilities	—	—	—	—	—	—	—
Total Non-Current Liabilities	2,061	2,114	1,964	2,169	2,319	4,493	3,168
Total Liabilities	2,912	2,670	2,574	2,717	2,930	5,284	4,533
Stockholders’ Equity	4,465	6,512	6,348	6,767	5,175	3,278	7,460
Total Liabilities and Stockholders’ Equity	7,377	9,182	8,922	9,484	8,105	8,562	11,993

Selected Historical Consolidated Financial Data of REP
The following tables summarize REP’s consolidated financial data. The selected historical financial data for the years ended September 30, 2020, 2019, 2018, 2017, and 2016 were derived from REP’s audited historical financial statements. You should read the following selected consolidated financial data together with “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations” and REP’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. REP’s historical results are not necessarily indicative of results that should be expected in any future period.
Consolidated Statements of Operations Data	For the Years Ended September 30,
($ in thousands)
	2020	2019	2018	2017	2016
Revenues:
Oil and natural gas sales, net	$73,133	$101,096	$69,872	$21,808	$4,130
Contract services – related	3,800	1,900	—	—	—
Total Revenues	76,933	102,996	69,872	21,808	4,130
Costs and Expenses:
Lease operating expenses	20,997	23,808	11,044	5,796	2,779
Gathering, processing & transportation	—	—	735	—	—
Production taxes	3,526	4,804	3,207	1,206	194
Exploration costs	9,923	5,074	5,992	11,882	45
Depletion, depreciation, amortization and accretion	21,479	20,182	15,714	5,876	1,366
General and administrative:
Administrative Costs	10,826	12,168	14,175	5,806	3,863
Unit-based compensation expense	963	898	—	—	—
Cost of contract services – related parties	503	21	—	—	—
Transaction Costs	1,431	4,553	878	1,766	—
Total Costs and Expenses	69,648	71,508	51,745	32,332	8,247
Income (Loss) From Operations	$7,285	$31,488	$18,127	$(10,524)	$(4,117)
Other Income (Expense):
Interest expense	(5,299)	(4,924)	(1,707)	—	—
Gain (loss) on derivatives	33,876	26,712	(17,143)	(1,450)	—
Total Other Income (Expense)	28,577	21,788	(18,850)	(1,450)	—
Net Income (Loss) Before Income Taxes	35,862	53,276	(723)	(11,974)	(4,117)
Income tax expense	(718)	(1,410)	—	—	(9)
Net Income (Loss)	35,144	51,866	(723)	(11,974)	(4,126)
Dividends on preferred units	(3,535)	(3,330)	(3,129)	(1,409)	—
Net Income (Loss) Attributable to Common Unitholders	$31,609	$48,536	$(3,852)	$(13,383)	$(4,126)
Net Income (Loss) per Unit:
Basic	$20.67	$31.87	$(2.57)	$(11.63)	—
Diluted	$17.24	$26.03	$(2.57)	$(11.63)	—
Weighted Average Common Units Outstanding:
Basic	1,529	1,523	1,500	1,151	—
Diluted(1)	2,038	1,992	1,500	1,151	—
(1)
For the fiscal year ended September 30, 2018, and September 30, 2017, Preferred and Restricted Units were excluded from the calculation of diluted net income (loss) per unit due to their anti-dilutive effect.

Consolidated Balance Sheet Data ($ in thousands)	As Of September 30,
	2020	2019	2018	2017	2016
Cash and cash equivalents	$1,660	$3,726	$3,339	$3,683	$—
Oil and natural gas properties, net (successful efforts)	310,726	289,301	239,506	166,596	42,530
Total Assets	$350,992	$326,747	$258,483	177,989	43,407
Revolving credit facility	101,000	97,000	53,500	—	—
Total Liabilities	124,083	120,554	97,555	16,640	6,087
Series A Preferred Units	60,292	56,810	53,529	49,823	—
Total Liabilities and Members’ Equity	$350,992	326,747	258,483	177,989	43,407
Statement of Cash Flow Data ($ in thousands)	Year Ended September 30,
	2020	2019	2018	2017	2016
Statement of Cash Flows Data:
Net cash (used) in/provided by operating activities	$62,550	$52,007	$38,619	$3,289	$(9,125)
Net cash used in investing activities	$(51,521)	$(83,398)	$(88,389)	$(54,781)	$(24,087)
Net cash (used) in/provided by financing activities	$(13,095)	$31,778	$49,426	$55,175	$33,212
Selected Unaudited Pro Forma Combined Financial Data of TGC and REP
The following selected unaudited pro forma combined financial data presents the pro forma financial position and results of operations of the combined company based on the historical consolidated financial statements of TGC and REP, after giving effect to the merger. The unaudited pro forma combined balance sheet data as of September 30, 2020 gives effect to the merger as if it took place on September 30, 2020. The unaudited pro forma combined statement of operations data for the twelve month period ended September 30, 2020 were derived from TGC’s unaudited consolidated statement of operations for the nine months ended September 30, 2020 combined with data for the three months ended December 31, 2019. The three month period ended December 31, 2019 was obtained using TGC’s audited consolidated statement of operations for the year ended December 31, 2019, as adjusted to remove TGC’s unaudited consolidated statement of operations for the nine months ended September 30, 2019. The unaudited pro forma combined statement of operations data for REP was obtained from REP’s audited consolidated statement of operations for the year ended September 30, 2020. The unaudited pro forma combined statement of operations gives effect to the merger as if it had occurred on October 1, 2019.
The allocation of purchase consideration reflected in the unaudited pro forma combined financial data is preliminary and will be adjusted based on the fair value of purchase consideration on the closing date of the merger and upon completion of the final valuations of the fair value of the assets acquired and liabilities assumed of TGC on the closing date of the merger. Although REP management believes that the fair values assigned to the assets to be acquired and liabilities to be assumed reflected in the unaudited pro forma combined financial data are based on reasonable estimates and assumptions using currently available data, the results of the final allocation could be materially different from the preliminary allocation.
The historical consolidated financial data of TGC and REP has been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined company. The pro forma adjustments reflecting the completion of the merger are based upon the application of the acquisition method of accounting in accordance with GAAP and upon the assumptions set forth in the unaudited pro forma combined financial statements included elsewhere in this proxy statement/prospectus. Further, the pro forma information has been presented using REP’s fiscal year end of September 30 as REP is the accounting acquirer and management considered such presentation of the pro forma information to be more meaningful.
The unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

The following selected unaudited pro forma combined financial data have been derived from and should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Statements” in this proxy statement/prospectus, TGC’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus, REP’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus, the sections of this proxy statement/prospectus titled “TGC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other information contained in this proxy statement/prospectus.
Pro Forma
For the Year ended September 30, 2020
(in thousands, except share and per unit amounts)
Combined Statement of Operations Data:
Total revenues	$80,359
Total costs and expenses	(75,120)
Income (loss) from operations	5,239
Other income (expense):
Interest expense	(5,307)
Gain on sale of assets and other income	10
Gain on derivatives, net	33,876
Total other income, net	28,579
Income tax expense	(7,626)
Net income attributable to common shares/units	$26,192
Weighted average common shares/units outstanding—basic and diluted	209,978,802
Net income per share attributable to common stockholders—basic and diluted	$0.12
Weighted average common shares/units outstanding - After 1 for 8 reverse stock split	26,247,350
Net income per share attributable to common stockholders—basic and diluted - after 1 for 8 reverse stock split	$1.00
Weighted average common shares/units outstanding - After 1 for 12 reverse stock split	17,498,233
Net income per share attributable to common stockholders—basic and diluted - after 1 for 12 reverse stock split	$1.50
Pro Forma As of September 30, 2020
(Unaudited)
(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$4,205
Oil and natural gas properties, net (successful efforts)	313,123
Total assets	365,214
Long term debt	101,065
Total liabilities and stockholders' equity	365,214

Comparative Historical and Unaudited Pro Forma Per Share Data
The information below reflects the historical per share information for TGC and REP and the unaudited pro forma per share information of the combined company as if TGC and REP had been combined as of or for the periods presented.
The pro forma amounts in the tables below have been derived from the unaudited pro forma combined financial information included in the section titled “Unaudited Pro Forma Combined Financial Statements” of this proxy statement/prospectus. The pro forma amounts are presented for illustrative purposes only and are not necessarily indicative of what the financial position, results of operations or per share information of the combined company would have been had TGC and REP been combined as of or for the periods presented.
You should read the tables below in conjunction with the consolidated financial statements and the related notes of TGC included elsewhere in this proxy statement/prospectus and the consolidated financial statements and the related notes of REP included elsewhere in this proxy statement/prospectus.
Year Ended September 30, 2020
TGC
Book value per share—historical(1)	$0.42
Basic and diluted net loss per share—historical	$(0.19)

REP
Book value per share—historical(1)	$109.00
Basic income per share—historical	$20.67
Diluted income per share—historical	$17.24

Unaudited Pro Forma Combined
Book value per share—pro forma(2)	$0.89
Basic and diluted net income per share—pro forma	$0.12
(1)	Presented only for pro forma purposes. Historical book value per share is calculated by taking total stockholders’ equity divided by total outstanding common shares.
(2)	Combined pro forma book value per share is calculated by taking pro forma combined total stockholders’ equity divided by pro forma combined total outstanding common shares.

SUMMARY PRO FORMA COMBINED OIL, NATURAL GAS AND NGLS RESERVE AND PRODUCTION DATA
The following table presents the estimated summary pro forma combined net proved developed and undeveloped oil, natural gas and natural gas liquids (“NGLs”) reserves. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on September 30, 2020. Reserve information for REP and TGC is as of September 30, 2020. See “REP Business” starting on page 154 for more information over REP’s reserves as of September 30, 2020.
	Year Ended September 30, 2020
	REP Historical	TGC Historical	Pro Forma Combined
Proved reserves:
Oil (MBbls)	37,158	650	37,808
NGLs (MBbls)	10,681	—	10,681
Natural Gas (MMcf)	53,683	—	53,683
Oil equivalents (MBoe)	56,786	650	57,436
Proved developed reserves:
Oil (MBbls)	19,149	650	19,799
NGLs (MBbls)	5,847	—	5,847
Natural Gas (MMcf)	31,138	—	31,138
Oil equivalents (MBoe)	30,186	650	30,836
The following table presents the summary pro forma production data for TGC’s twelve months period ended September 30, 2020 and REP’s fiscal year ended September 30, 2020, as applicable. The production data represents actual amounts produced for the period from October 1, 2019 to September 30, 2020. The pro forma reserve and production information set forth below gives effect to the merger as if the merger had been completed on October 1, 2019. Annual production information presented below for REP was derived from REP’s production information for the fiscal year ended September 30, 2020. The following summary pro forma reserve and production information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The summary pro forma reserve and production information should be read in conjunction with “Selected Historical and Unaudited Pro Forma Combined Financial Data” and the related notes thereto included in this proxy statement/prospectus.
	Year Ended September 30, 2020
	REP Historical	TGC Historical	Pro Forma Combined
Production:
Oil (MBbls)	2,060	88	2,148
NGLs (MBbls)	260	—	260
Natural Gas (MMcf)	1,628	—	1,628
Oil equivalents (MBoe)	2,591	88	2,679

MARKET PRICE AND DIVIDEND INFORMATION
The TGC common stock is currently listed on the NYSE American stock exchange under the symbol “TGC.” Because the market price of the TGC common stock is subject to fluctuation, the market value of the shares of the TGC common stock that REP members will be entitled to receive in the merger may increase or decrease.
Assuming approval of Proposal Nos. 1, 2 and 3 and successful application for initial listing with the NYSE American stock exchange, following the consummation of the merger, the TGC common stock will trade on the NYSE American stock exchange under TGC’s new name, “Riley Exploration Permian, Inc.,” and new trading symbol “REPX.”
As of January 28, 2021, the Record Date for the TGC special meeting, there were approximately 10,685,042 holders of record of the TGC common stock. As of January 28, 2021, REP had 17 holders of record of REP common units. For detailed information regarding the beneficial ownership of certain TGC stockholders upon consummation of the merger, see the section titled “Principal Stockholders of the Combined Company” in this proxy statement/prospectus.
The closing market value of TGC’s common stock as of October 20, 2020, the date before announcement of the merger, was $0.97. REP’s common units are not traded on a public securities market and the lack of a public securities market makes it extremely difficult to determine the fair market value of REP’s common units.
Dividends
Any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Notwithstanding the foregoing, if the merger occurs, the combined company expects to pay quarterly dividends on its common stock in amounts determined from time to time by its board of directors. The declaration and payment of any dividends by the combined company will be at the sole discretion of its board of directors, which may change the combined company’s dividend policy at any time. The board of directors will take into account:
•	general economic and business conditions;
•	the combined company’s financial condition and operating results;
•	the combined company’s free cash flow and current and anticipated cash needs;
•	the combined company’s capital requirements;
•
legal, tax, regulatory and contractual (including under REP’s credit facility) restrictions and implications on the payment of dividends by the combined company to its stockholders or by the combined company’s subsidiaries to it; and

•	such other factors as the board of directors of the combined company may deem relevant.
The combined company will not have a legal obligation to pay dividends at any rate or at all, and there is no guarantee that it will declare or pay quarterly cash dividends to its common stockholders. If the combined company does not have sufficient cash at the end of each quarter, it may, but is under no obligation to, borrow funds to pay the dividends established by its dividend policy to the common stockholders.
The operating and financial restrictions and covenants in REP’s credit facility restrict, and any future financing agreements likely will restrict, the combined company’s ability to pay dividends, finance future operations or capital needs, or engage, expand or pursue its business activities. Specifically, the current REP credit facility restricts REP’s ability to make cash distributions (other than permitted tax distributions) to its members unless the net leverage ratio does not exceed 2.75 to 1.00, the total revolving credit exposures under REP’s credit facility are not greater than 80% of the total revolving commitments, and no default or event of default then exists or would exist upon the payment of the dividend. The combined company’s ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of free cash flow and events or circumstances beyond its control, such as a downturn in REP’s business or the economy in general or reduced oil, natural gas and NGL prices.
Furthermore, the amount of dividends the combined company would be able to pay in any quarter may be limited by the DGCL, which provides that a Delaware corporation may pay dividends only (i) out of the corporation’s surplus, which is defined as the excess, if any, of net assets (total assets less total liabilities) over capital, or (ii) if there is no surplus, out of the corporation’s net profit for the fiscal year in which the dividend is declared, or the preceding fiscal year.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus titled “Cautionary Statement Concerning Forward-Looking Statements” before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.
Risks Related to the Merger
The Exchange Ratio is not adjustable based on the market price of TGC common stock, so the merger consideration at closing may have a greater or lesser value than the market price at the time the merger agreement was signed.
The merger agreement has set the Exchange Ratio for REP common units, and the Exchange Ratio is adjustable upward or downward if the number of outstanding REP units or shares of TGC stock shall change including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (other than a change by reason of the issuance of REP common units upon the conversion of REP’s preferred units, or the issuance of any TGC common stock under the TGC stock option plan or the TGC 2018 LTIP prior to the closing as described in the section titled “The Merger-Merger Consideration and Adjustment” in this proxy statement/prospectus). Any changes in the market price of TGC common stock before the completion of the merger will not affect the number of shares of TGC common stock that REP members will be entitled to receive pursuant to the merger agreement. Therefore, if before the completion of the merger, the market price of TGC common stock declines from the market price on the date of the merger agreement, then REP members could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger, the market price of TGC common stock increases from the market price on the date of the merger agreement, then REP members could receive merger consideration with substantially more value for their REP common units than the parties had foreseen in the establishment of the Exchange Ratio. The merger agreement does not include a price-based termination right. Because the Exchange Ratio does not adjust as a result of changes in the value of TGC common stock, for each one percentage point that the market value of TGC common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to REP members.
Failure to complete the merger may result in either TGC or REP or both companies paying expenses to the other party, which could harm the price of TGC common stock and the future business and operations of each company.
If the merger is not completed, TGC and REP are subject to the following risks:
•	if the merger agreement is terminated under certain circumstances, TGC may be required to reimburse REP’s expenses;
•	if the merger agreement is terminated under certain circumstances, REP may be required to reimburse TGC’s expenses;
•	the price of TGC common stock may decline; and
•	substantial costs related to the merger incurred by both parties, such as legal and accounting fees, must be paid even if the merger is not completed.
In addition, if the merger agreement is terminated and the TGC board of directors or the REP board of managers determines to seek another business combination, there can be no assurance that either TGC or REP will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.
In general, either TGC or REP can refuse to complete the merger if there is a material adverse change affecting the other party between the date of the merger agreement and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on the other party, including:
•	changes generally affecting the economy, financial or securities markets, or political conditions;
•
the execution and delivery, announcement, or pendency of the transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise, of the party and its subsidiaries with employees, suppliers, customers, governmental entities, or other third persons;

•	any changes in applicable laws or regulations or GAAP or other applicable accounting standards, including interpretations thereof;
•	acts of war, sabotage, terrorism, or military actions, or the escalation thereof;
•	natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus), or other force majeure events;
•	general conditions in the industry in which the party and its subsidiaries operate;
•
any failure, in and of itself, by the party to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a material adverse effect, to the extent permitted by the merger agreement);

•
any change, in and of itself, in the market price of TGC’s common stock or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a material adverse effect, to the extent permitted by the merger agreement);

•
any change, in and of itself, in REP’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a material adverse effect, to the extent permitted by the merger agreement); or

•	actions taken as required or specifically permitted by the merger agreement or actions or omissions taken with the other party’s consent;
provided further, however, that any event, change, and effect referred to in the first, third, fourth, fifth or sixth bullets above shall be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the party and its subsidiaries, taken as a whole, compared to other participants in the industries in which the party and its subsidiaries conduct their businesses.
If material adverse changes occur and TGC and REP still complete the merger, the price of TGC common stock may suffer. This in turn may reduce the value of the merger to the TGC stockholders, the REP members or both.
Some TGC and REP officers and directors have interests in the merger that are different from yours, which may influence such officers and directors to support or approve the merger without regard to your interests.
Certain officers and directors of TGC and REP participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, severance benefits, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act. For example, the employees of TGC, including the officers, are expected to become parties to change in control and severance agreements that provide the employees with severance in the event they are terminated without cause or resign for good reason within 12 months following the merger. For more information, please see the section titled “The Merger—Interests of the TGC Managers and Executive Officers in the Merger.”

REP’s executive officers have REP restricted units, subject to vesting, which will convert into restricted TGC common stock; certain of REP’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing and certain members of REP’s board of managers or their affiliates have registration rights that will apply to TGC common stock to be received in the merger. For more information, please see the section titled “The Merger—Interests of the REP Managers and Executive Officers in the Merger.”
The market price of TGC common stock following the merger may decline as a result of the merger.
The market price of TGC common stock may decline as a result of the merger for a number of reasons if:
•	investors react negatively to the prospects of the combined company’s business or the merger;
•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or
•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.
TGC stockholders and REP members may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, TGC stockholders and REP members will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.
TGC stockholders and REP members will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.
After the completion of the merger, the current TGC stockholders and REP members will own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. As of the date the merger agreement was executed, it was estimated that as a result of the merger and based solely on the Exchange Ratio of 97.796467, current REP members would own, or hold rights to acquire, in the aggregate approximately 95% of the fully diluted closing TGC common stock and current TGC stockholders would own in the aggregate approximately 5% of the fully diluted closing TGC common stock.
During the pendency of the merger, TGC and REP may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement, which could adversely affect their respective businesses.
Covenants in the merger agreement impede the ability of TGC and REP to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the merger agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions could be favorable to such party’s stockholders.
Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.
The terms of the merger agreement prohibit each of TGC and REP from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when TGC’s board of directors determines in good faith that failure to take action with respect to an unsolicited alternative takeover proposal is inconsistent with the board’s fiduciary duties.

Because the lack of a public market for REP common units makes it difficult to determine the value of REP common units, the REP members may receive shares of TGC common stock in the merger that have a value that is less than, or greater than, the fair market value of REP common units.
The outstanding REP common units are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of REP common units. Because the percentage of TGC equity to be issued to REP members was determined based on negotiations between the parties, it is possible that the value of the TGC common stock to be received by REP members will be less than the fair market value of REP common units, or the value of the TGC common stock to be received by REP members will be more than the fair market value of REP common units.
If the conditions of the merger are not met, the merger will not occur.
Even if the merger is approved by TGC stockholders and REP members, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the merger agreement and described in the section titled “The Merger Agreement-Conditions to Completion of the Merger” in this proxy statement/prospectus. TGC and REP cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and TGC and REP each may lose some or all of the intended benefits of the merger.
If the merger fails to qualify as an exchange described in Section 351 of the Code for U.S. federal income tax purposes, U.S. holders of REP common units may recognize taxable gain as a result of the merger, and may be required to pay additional U.S. federal income taxes in the taxable year in which the merger occurs.
TGC and REP intend for the merger to qualify as an exchange described in Section 351 of the Code. The positions of TGC and REP are not binding on the Internal Revenue Service (“IRS”) or the courts, and the parties do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the merger as an exchange described in Section 351 of the Code or that a court will not sustain such a challenge. If the IRS were to be successful in any such contention, or if for any other reason the merger was not treated as an exchange described in Section 351 of the Code, the REP members would not be entitled to defer any portion of the gain realized as a result of receiving shares of TGC common stock in the merger and may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the merger occurs. Each REP member is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the merger.
An REP member will recognize taxable gain upon the exchange of REP common units in the merger if and to the extent that the aggregate amount of REP liabilities attributable to the REP common units exchanged by the REP member exceeds the REP member’s aggregate tax basis in the REP common units exchanged by such REP member.
Under applicable federal income tax laws, REP liabilities that are treated as recourse liabilities for U.S. federal income tax purposes are generally allocated to those REP members that are treated as bearing the economic risk of loss with respect to the recourse liabilities and REP liabilities treated as nonrecourse liabilities for U.S. federal income tax purposes are generally allocated to the REP members based on their respective percentage interests. Under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in an exchange described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. As a result of the merger, the REP liabilities allocated to the REP members will be subject to Section 357(c) of the Code. Accordingly, an REP member that, for tax purposes, has been allocated REP liabilities will recognize taxable gain upon the exchange of REP common units in the merger if and to the extent that (i) the aggregate amount of REP recourse and nonrecourse liabilities attributable to the REP common units exchanged by the REP member exceeds (ii) the REP member’s aggregate tax basis in the REP common units exchanged by such REP member. The tax implications of the merger will vary based on each REP member’s individual tax situation, which can vary significantly. Each REP member is urged to consult with his, her or its own tax advisor regarding whether such REP member will recognize taxable gain under Section 357(c) of the Code upon the exchange of REP membership interests in the merger. For additional information regarding the U.S. federal income tax consequences of these transactions, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Investigations regarding the merger could result in one or more lawsuits against the TGC board of directors and/or TGC, and other lawsuits may be filed against TGC, REP and/or their respective boards challenging the merger. An adverse ruling in any such lawsuit may prevent the merger from being completed.
Following the public announcement of the merger, more than one investigation was launched by a law firm as to whether TGC’s board of directors acted in the best interest of TGC’s stockholders in agreeing to the merger, whether the board was fully informed as to the valuation of the acquisition, whether the transaction is fair to TGC stockholders, and whether all information regarding the sales process undertaken by the TGC board of directors and financial analyses supporting the transaction will be fully and fairly disclosed to TGC’s stockholders. In addition to the pending federal law complaints discussed below, there is a possibility that investigations could result in further lawsuits against TGC, the TGC board, Merger Sub, and Riley seeking, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented, in addition to other fees and costs.
Lawsuits have been filed against TGC, the directors of TGC, Merger Sub, and Riley regarding the merger, which could result in substantial costs and may delay or prevent the merger from being completed.
On December 2, 2020 a purported shareholder of TGC filed a lawsuit against TGC and the members of the TGC board of directors in the United States District Court, Southern District of New York, captioned Luis A. Nieves Cortes v. Tengasco Inc., et al., Case No. 1:20-cv-10111-LAP. On December 8, 2020 a purported shareholder of TGC filed a lawsuit against TGC, the members of the TGC board of directors, and Mike Rugen, TGC’s CFO/Interim CEO, in the United States District Court, Southern District of New York, captioned Sarah King v. Tengasco, Inc., et al., Case No. 1:20-cv-10343. On December 10, 2020 a purported shareholder of TGC filed a lawsuit against TGC, the members of the TGC board of directors, Merger Sub, and Riley in the United States District Court, District of Delaware, captioned Lewis D. Baker v. Tengasco, Inc., et al., Case No. 1:20-cv-01681-UNA. On December 31, 2020 a purported shareholder of TGC filed a lawsuit against TGC and the members of the TGC board of directors in the United States District Court, Southern District of New York, captioned Lara Gaudio v. Tengasco, Inc., et al., Case No. 1:20-cv-11114-UA.
Even if the lawsuits are without merit, as the defendants believe these lawsuits to be, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on TGC’s and Riley’s respective liquidity and financial condition. The plaintiffs in the federal law complaints generally claim that the defendants disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) and Section 20(a) of the Exchange Act and/or Rule 14a-9 promulgated under the Exchange Act. In addition, the plaintiff in the King complaint claims that the individual defendants breached their fiduciary duties of candor and disclosure. The plaintiffs seek, among other things, injunctive relief to prevent consummation of the merger until the alleged disclosure violations are cured, damages in the event the merger is consummated, and an award of attorney's fees and costs.
Any other lawsuit that may be filed in the future could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. If a plaintiff is successful in obtaining an injunction prohibiting completion of the merger in the federal law complaints or any other similar lawsuits, then that injunction may delay or prevent the merger from being completed, which may adversely affect TGC’s and Riley’s respective business, financial position and results of operation.
One of the conditions to the closing of the merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger. Consequently, if a lawsuit is filed and a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect TGC’s and Riley’s respective business, financial position and results of operations.
The combined company may become involved in securities class action litigation that could divert management’s attention and harm the combined company’s business and insurance coverage may not be sufficient to cover all costs and damages.
In the past, securities class action or shareholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a merger. The combined company may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and resources, which could adversely affect the combined company’s business operations and financial condition.
The opinion of TGC’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.
TGC received an opinion from its financial advisor in connection with the signing of the merger agreement, but has not obtained an updated opinion from such advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of TGC or REP, general market and economic conditions and other factors that may be beyond the control of TGC or REP, and on which TGC’s financial advisor’s opinion were based, may significantly alter the value of TGC or REP or the prices of the shares of TGC’s common stock or the value of REP common units by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because TGC does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The recommendation of the TGC board of directors that TGC stockholders vote ‘FOR” each of the proposals, however, is made as of the date of this proxy statement/prospectus.
For a description of the opinion that TGC received from its financial advisor, see the sections entitled “The Merger -- Opinion of Roth Capital Partners, LLC to the TGC Board of Directors”. A copy of the opinion of Roth, TGC’s financial advisor, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety.
Risks Related to the Proposed Reverse Stock Split
The proposed reverse stock split may not increase the combined company’s stock price over the long-term.
The principal purpose of the proposed reverse stock split is to increase the per-share market price of TGC common stock so that the combined company continues to comply with the initial listing requirements for the NYSE American. It cannot be assured, however, that the proposed reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of TGC common stock will proportionally increase the market price of TGC common stock, it cannot be assured that the proposed reverse stock split will result in any permanent or sustained increase in the market price of TGC common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined company might meet the initial listing requirements for the NYSE American, it cannot be assured that it will continue to do so.
The proposed reverse stock split may decrease the liquidity of the combined company’s common stock.
Although the TGC board of directors believes that the anticipated increase in the market price of the combined company’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading, a smaller number of market makers for the combined company’s common stock and limitations on the combined company’s ability to raise additional capital.
The proposed reverse stock split may lead to a decrease in the combined company’s overall market capitalization.
If the market price of the combined company’s common stock declines after the proposed reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed reverse stock split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the proposed reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the proposed reverse stock split is effected, or that the proposed reverse stock split will not have an adverse effect on the stock price of the combined company’s common stock due to the reduced number of shares outstanding after the proposed reverse stock split.

Risks Related to TGC
TGC’s indebtedness, global recessions, or disruption in the domestic and global financial markets could have an adverse effect on TGC’s operating results and financial condition.
As of September 30, 2020, TGC had no outstanding principal amount of indebtedness under its credit facility with Prosperity Bank and a $166,000 Paycheck Protection Program (“PPP”) loan approved by the Small Business Administration funded by Prosperity Bank in May 2020. The PPP loan is not part of the credit facility with Prosperity Bank. The PPP loan had an interest rate of 1% with a maturity date of May 2022, and there were no payments due during the first six months of the loan. TGC applied for, and received, forgiveness of the amount due on the PPP loan based on spending the loan proceeds on eligible expenses as defined by statute.
Should TGC experience an increased level of indebtedness, coupled with domestic and global economic conditions, the associated volatility of energy prices, and the levels of disruption and continuing relative illiquidity in the credit markets may, if continued for an extended period, have several important and adverse consequences on TGC’s business and operations. For example, any one or more of these factors could (i) make it difficult for TGC to service or refinance its existing indebtedness; (ii) increase TGC’s vulnerability to additional adverse changes in economic and industry conditions; (iii) require TGC to dedicate a substantial portion or all of its cash flow from operations and proceeds of any debt or equity issuances or asset sales to pay or provide for its indebtedness; (iv) limit TGC’s ability to respond to changes in its businesses and the markets in which TGC operates; (v) place TGC at a disadvantage to its competitors that are not as highly leveraged; or (vi) limit TGC’s ability to borrow money or raise equity to fund its working capital, capital expenditures, acquisitions, debt service requirements, investments, general corporate activity or other financing needs. TGC continues to closely monitor the global financial and credit markets, as well as the significant volatility in the market prices for oil and natural gas. As these events unfold, TGC will continue to evaluate and respond to any impact on TGC’s operations. TGC has and will continue to adjust its drilling plans and capital expenditures as necessary. However, external financing in the capital markets may not be readily available, and without adequate capital resources, TGC’s drilling and other activities may be limited and TGC’s business, financial condition and results of operations may suffer. Additionally, in light of the credit markets and the volatility in pricing for oil and natural gas, TGC’s ability to enter into future beneficial relationships with third parties for exploration and production activities may be limited, and as a result, may have an adverse effect on current operational strategy and related business initiatives.
Agreements Governing TGC’s Indebtedness may Limit TGC’s Ability to Execute Capital Spending or to Respond to Other Initiatives or Opportunities as they May Arise.
Because the availability of borrowings by TGC under the terms of TGC’s amended and restated credit facility with Prosperity Bank is subject to an upper limit of the borrowing base as determined by the lender’s calculated estimated future cash flows from TGC’s oil and natural gas reserves, TGC expects any decline in the pricing for these commodities, if continued for any extended period, would very likely result in a reduction in TGC’s borrowing base. A reduction in TGC’s borrowing base could be significant and as a result, would not only reduce the capital available to TGC but may also require repayment of any outstanding amounts to the lender under the terms of the facility. Additionally, the terms of TGC’s amended and restated credit facility with Prosperity Bank restrict TGC’s ability to incur additional debt. The credit facility contains covenants and other restrictions customary for oil and gas borrowing base credit facilities, including limitations on debt, liens, and dividends, voluntary redemptions of debt, investments, and asset sales. In addition, the credit facility requires that TGC maintain compliance with certain financial tests and financial covenants. If future debt financing is not available to TGC when required as a result of limited access to the credit markets or otherwise, or is not available on acceptable terms, TGC may be unable to invest needed capital for drilling and exploration activities, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt. In addition, TGC may be forced to sell some of TGC’s assets on an untimely basis or under unfavorable terms. Any of these results could have a material adverse effect on TGC’s operating results and financial condition.
TGC’s Borrowing Base under its Credit Facility May be Reduced by the Lender.
The borrowing base under TGC’s revolving credit facility is determined from time to time by the lender, consistent with its customary natural gas and crude oil lending practices. Reductions in estimates of TGC’s natural gas and crude oil reserves could result in a reduction in TGC’s borrowing base, which would reduce the amount of financial resources available under TGC’s revolving credit facility to meet its capital requirements. Such a reduction could be the result of lower commodity prices or production, inability to drill or unfavorable drilling results, changes in natural gas and crude oil reserve engineering, the lender’s inability to agree to an adequate borrowing base or adverse changes in the lender’s practices regarding estimation of reserves. If either cash flow from operations or TGC’s borrowing base decreases for any reason, TGC’s ability to undertake exploration and development activities could be adversely affected.
TGC’s Credit Facility is Subject to Variable Rates of Interest and Contains Certain Financial Covenants Which Could Negatively Impact TGC.
Borrowings under TGC’s credit facility with Prosperity Bank are at variable rates of interest and expose TGC to interest rate risk. If interest rates increase, TGC’s debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and TGC’s income and cash flows would decrease. TGC’s credit facility agreement contains certain financial covenants based on TGC’s performance. If TGC’s financial performance results in any of these covenants being violated, Prosperity Bank may choose to require repayment of the outstanding borrowings sooner than currently required by the agreement.
Declines in Oil or Gas Prices Have and Will Materially Adversely Affect TGC’s Revenues.
TGC’s financial condition and results of operations depend in large part upon the prices obtainable for TGC’s oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. As seen in recent years, prices for oil and natural gas are subject to extreme fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond TGC’s control. These factors include worldwide political instability (especially in the Middle East and other oil producing regions), the foreign supply of oil and gas, the price of foreign imports, the level of drilling activity, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels, speculating activities in the commodities markets, and the overall economic environment. TGC’s operations are substantially adversely impacted as oil prices decline. Lower prices dramatically affect TGC’s revenues from its drilling operations. Further, drilling of new wells, development of TGC’s leases and acquisitions of new properties are also adversely affected and limited. As a result, TGC’s potential revenues from operations as well as TGC’s proved reserves may substantially decrease from levels achieved during the period when oil prices were much higher. There can be no assurances as to the future prices of oil or gas. A substantial or extended decline in oil or gas prices would have a material adverse effect on TGC’s financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile.
This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving TGC’s oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.
Risk in Rates of Oil and Gas Production, Development Expenditures, and Cash Flows May Have a Substantial Impact on TGC’s Finances.
Projecting the effects of commodity prices on production, and timing of development expenditures include many factors beyond TGC’s control. The future estimates of net cash flows from TGC’s proved and other reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates, which would have a significant impact on TGC’s financial position.
TGC Has a History of Significant Losses.
During the early stages of the development of its oil and gas business, TGC had a history of significant losses from operations, in particular its development of the Swan Creek Field in Tennessee and TGC’s related pipeline assets, which were sold by TGC in 2013. In addition, TGC has recorded an impairment of its oil and gas properties during 2008, 2015, and 2016, impairments of its pipeline assets during 2010 and 2012, and an impairment of its methane facility in 2014. As of December 31, 2019, TGC has an accumulated deficit of $52.0 million. TGC recorded net losses of $2.0 million in 2009, $1.7 million in 2010, $0.1 million in 2012, $0.8 million in 2014, $24.7 million in 2015, $4.2 million in 2016, $0.6 million in 2017, and $0.5 million in 2019. In the event TGC experiences losses in the future, those losses may curtail TGC’s development and operating activities.

TGC’s Oil and Gas Operations Involve Substantial Cost and are Subject to Various Economic Risks.
TGC’s oil and gas operations are subject to the economic risks typically associated with exploration, development, and production activities, including the necessity of making significant expenditures to locate or acquire new producing properties or to drill exploratory and developmental wells and to decommission wells and associated infrastructure. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations, and accidents may cause TGC’s exploration, development, and production activities to be unsuccessful. This could result in a total loss of TGC’s investment in such well(s) or property. In addition, the cost of drilling, completing, operating and plugging and abandoning wells is often uncertain.
TGC’s Failure to Find or Acquire Additional Reserves Will Result in the Decline of TGC’s Reserves Materially From Their Current Levels.
The rate of production from TGC’s Kansas oil properties generally declines as reserves are depleted. Except to the extent that TGC either acquires additional properties containing proved reserves, conducts successful exploration and development drilling, or successfully applies new technologies or identifies additional behind-pipe zones or secondary recovery reserves, TGC’s proved reserves will decline materially as production from these properties continues. TGC’s future oil and natural gas production is consequently highly dependent upon the level of success in acquiring or finding additional reserves or other alternative sources of production. Any decline in oil prices and any prolonged period of lower prices will adversely impact TGC’s future reserves since TGC is less likely to acquire additional producing properties during such periods. The lower oil prices may have a negative effect on new drilling and development as such activities become far less likely to be profitable. Thus, any acquisition of new properties poses a greater risk to TGC’s financial conditions as such acquisitions may be commercially unreasonable.
In addition, TGC’s drilling for oil and natural gas may involve unprofitable efforts not only from dry wells but also from wells that are productive but do not produce sufficient volumes to be commercially profitable after deducting drilling, operating, and other costs. Also, wells that are profitable may not achieve a targeted rate of return. TGC relies on seismic data and other technologies in identifying prospects and in conducting exploration activities. The seismic data and other technologies used do not allow TGC to know conclusively prior to drilling a well whether oil or natural gas is present or may be produced economically.
The ultimate costs of drilling, completing, and operating a well can adversely affect the economics of a project. Further drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including unexpected drilling conditions, title problems, pressure or irregularities in formations, equipment failures, accidents, adverse weather conditions, environmental and other governmental requirements, and the cost of, or shortages or delays in the availability of drilling rigs, equipment, and services.
TGC’s Reserve Estimates May Be Subject to Other Material Downward Revisions.
TGC’s oil and natural gas reserve estimates may be subject to material downward revisions for additional reasons other than the factors mentioned in the previous risk factor entitled “TGC’s Failure to Find or Acquire Additional Reserves Will Result in the Decline of TGC’s Reserves Materially From Their Current Levels.” While the future estimates of net cash flows from TGC’s proved reserves and their present value are based upon assumptions about future production levels, prices, and costs that may prove to be incorrect over time, those same assumptions, whether or not they prove to be correct, may cause TGC to make drilling or developmental decisions that will result in some or all of TGC’s proved reserves to be removed from time to time from the proved reserve categories previously reported by TGC.
This may occur because economic expectations or forecasts, together with TGC’s limited resources, may cause TGC to determine that drilling or development of certain of its properties may be delayed or may not foreseeably occur, and as a result of such decisions any category of proved reserves relating to those yet undrilled or undeveloped properties may be removed from TGC’s reported proved reserves. Consequently, TGC’s proved reserves of oil may be materially revised downward from time to time.
In addition, TGC may elect to sell some or all of its oil or gas reserves in the normal course of TGC’s business. Any such sale would result in all categories of those proved oil or gas reserves that were sold no longer being reported by TGC.

There is Risk That TGC May Be Required to Write Down the Carrying Value of its Natural Gas and Crude Oil Properties.
TGC uses the full cost method to account for its natural gas and crude oil operations. Accordingly, TGC capitalizes the cost to acquire, explore for, and develop natural gas and crude oil properties. Under full cost accounting rules, the net capitalized cost of natural gas and crude oil properties and related deferred income tax if any may not exceed a “ceiling limit” which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized. If net capitalized cost of natural gas and crude oil properties exceeds the ceiling limit, TGC must charge the amount of the excess, net of any tax effects, to earnings. This charge does not impact cash flow from operating activities but does reduce TGC’s stockholders’ equity and earnings. The risk that TGC will be required to write-down the carrying value of natural gas and crude oil properties increases when natural gas and crude oil prices are low. In addition, write-downs may occur if TGC experiences substantial downward adjustments to its estimated proved reserves. An expense recorded in a period may not be reversed in a subsequent period even though higher natural gas and crude oil prices may have increased the ceiling applicable to the subsequent period.
Due to the low oil prices experienced in the quarter ended December 31, 2014 and during 2015, TGC experienced ceiling test failures during 2015 resulting in recording non-cash impairments of $14.5 million. During 2016, TGC recorded ceiling test failures resulting in recording non-cash impairment of $2.7 million. Should TGC experience prices at depressed levels for an extended amount of time during future periods, TGC may be required to record additional impairment of its oil properties.
Use of TGC’s Net Operating Loss Carryforwards May Be Limited.
At December 31, 2019, TGC had, subject to the limitations discussed in this risk factor, substantial amounts of net operating loss carryforwards for U.S. federal and state income tax purposes. These loss carryforwards will eventually expire if not utilized. In addition, as to a portion of the U.S. net operating loss carryforwards, the amount of such carryforwards that TGC can use annually is limited under U.S. tax laws. Uncertainties exist as to both the calculation of the appropriate deferred tax assets based upon the existence of these loss carryforwards, as well as the future utilization of the operating loss carryforwards under the criteria set forth under FASB ASC 740, Income Taxes. In addition, further limitations exist upon use of these carryforwards in the event that a change in control of TGC occurs, which is expected as a result of the merger. There are risks that TGC may not be able to utilize some or all of the remaining carryforwards, or that deferred tax assets that were previously booked based upon such carryforwards may be written down or reversed based on future economic factors that may be experienced by TGC. The effect of such write downs or reversals, if they occur, may be material and substantially adverse. At December 31, 2019, federal net operating loss carryforwards amounted to approximately $33.9 million, of which $31.6 million expires between 2020 and 2037 which can offset 100% of taxable income and $2.3 million that has an indefinite carryforward period which can offset 80% of taxable income per year. The total net deferred tax asset was $65,000 at December 31, 2019 and $130,000 at 2018. In 2018, TGC released a portion of the allowance related to its Minimum Tax Credit as a result of comprehensive tax reform legislation enacted in December 2017, commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). TGC recorded an allowance on the remaining deferred tax asset at December 31, 2019 primarily due to expected future losses in the near term which would cause cumulative losses being incurred during the 3 year period. TGC recorded a full allowance against the deferred tax asset net of the alternative minimum tax (“AMT”) credit at December 31, 2018 primarily due to cumulative losses incurred during the 3 years ended December 31, 2018. The total valuation allowance December 31, 2019 was $10.7 million, and $11.5 million at December 31, 2018.
Shortages of Oil Field Equipment, Services or Qualified Personnel Could Adversely Affect TGC’s Results of Operations.
The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers, and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. TGC does not own any drilling rigs and is dependent upon third parties to obtain and provide such equipment as needed for TGC’s drilling activities. There have also been shortages of drilling rigs and other equipment when oil prices have risen. As prices increased, the demand for rigs and equipment increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. These shortages or price increases could adversely affect TGC’s profit margin, cash flow, and operating results or restrict TGC’s ability to drill wells and conduct ordinary operations.
TGC has Significant Costs to Conform to Government Regulation of the Oil and Gas Industry.
TGC’s exploration, production, and marketing operations are regulated extensively at the federal, state, and local levels. TGC is currently in compliance with these regulations. In order to maintain its compliance, TGC has made and will continue to make substantial expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect TGC’s operations and limit the quantity of hydrocarbons it may produce and sell. Other regulated matters include marketing, pricing, transportation, and valuation of royalty payments.
TGC has Significant Costs Related to Environmental Matters.
TGC’s operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. TGC owns or leases, and has owned or leased, properties that have been leased for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act; the Oil Pollution Act of 1990; the Resource Conservation and Recovery Act; the Federal Clean Air Act; the Federal Water Pollution Control Act; the federal Endangered Species Act, and similar state laws. Under such laws, TGC could be required to obtain permits for construction or operation; limit, control, or prevent emissions or releases; or remove or remediate wastes or property contamination.
Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose “strict liability” for environmental damage. Strict liability means that TGC may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose TGC to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil, and criminal penalties; the imposition of investigatory or remedial obligations; and the issuance of injunctions limiting or preventing some or all of TGC’s operations.
TGC’s ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. TGC’s current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny and greater complexity resulting in increased cost or delays in receiving appropriate authorizations.
Insurance Does Not Cover All Risks.
Exploration for and development and production of oil can be hazardous, involving unforeseen occurrences such as blowouts, fires, spills, and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or the environment. Although TGC maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be prudent, insurance is not available to TGC against all operational risks.
TGC’s Methane Extraction Operation from Non-conventional Reserves Involves Substantial Costs and is Subject to Various Economic, Operational, and Regulatory Risks.
TGC’s operations in any future project involving the extraction of methane gas from non-conventional reserves such as landfill gas streams, would require investment of substantial capital and is subject to the risks typically associated with capital intensive operations, including risks associated with the availability of financing for required equipment, construction schedules, air and water environmental permitting, and locating transportation facilities and customers for the products produced from those operations which may delay or prevent startup of such projects. After startup of commercial operations, the presence of unanticipated pressures or irregularities in constituents of the raw materials used in such projects from time to time, miscalculations or accidents may cause TGC’s project activities to be unsuccessful. Although the technologies to be utilized in such projects are believed to be effective and economical, there are operational risks in the use of such technologies in the combination to be utilized by TGC as a result of both the combination of technologies and the early stages of commercial development and use of such technologies for methane extraction from non-conventional sources such as those to be used by TGC. This risk could result in total or partial loss of TGC’s investment in such projects. The economic risks of such projects include the marketing risks resulting from price volatility of the methane gas produced from such projects, which is similar to the price volatility of natural gas.
TGC has been granted one U.S. patent and has been granted a continuation patent application relating to certain aspects of its methane extraction technology. TGC’s ability to license its technology is substantially dependent on the validity and enforcement of this patent. TGC cannot assure you that its patent will not be invalidated, circumvented, or challenged, or that the rights granted under the patents will provide TGC competitive advantages. In addition, third parties may seek to challenge, invalidate, circumvent, or render unenforceable any patents or proprietary rights owned by or licensed to TGC based on, among other things: subsequently discovered prior art; lack of entitlement to the priority of an earlier, related application; or failure to comply with the written description, best mode, enablement, or other applicable requirements. If a third party is successful in challenging the validity of TGC’s patent, TGC’s inability to enforce its intellectual property rights could materially harm its methane extraction business. Furthermore, TGC’s technology may be the subject of claims of intellectual property infringement in the future. TGC’s technology may not be able to withstand third-party claims or rights against their use.
Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, could divert resources and attention and could require TGC to obtain a license to use the intellectual property of third parties. TGC may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, TGC may have to pay substantial royalties to obtain a license. If TGC cannot defend such claims or obtain necessary licenses on reasonable terms, TGC may be precluded from offering most or all of its technology and its methane extraction business may be adversely affected.
TGC Faces Significant Competition with Respect to Acquisitions or Personnel.
The oil and gas business is highly competitive. In seeking any suitable oil and gas properties for acquisition, or drilling rig operators and related personnel and equipment, TGC is a small entity with limited financial resources and may not be able to compete with most other companies, including large oil and gas companies and other independent operators with greater financial and technical resources and longer history and experience in property acquisition and operation.
TGC Depends on Key Personnel, Whom it May Not be Able to Retain or Recruit.
Certain members of present management and certain TGC employees have substantial expertise in the areas of endeavor presently conducted and to be engaged in by TGC. To the extent that their services become unavailable, TGC would be required to retain other and additional qualified personnel to perform these services in technical areas upon which TGC is dependent to conduct exploration and production activities. TGC does not know whether it would be able to recruit and hire qualified and additional persons upon acceptable terms. TGC does not maintain “Key Person” insurance for any of TGC’s key employees.
TGC’s Operations are Subject to Changes in the General Economic Conditions.
Virtually all of TGC’s operations are subject to the risks and uncertainties of adverse changes in general economic conditions, the outcome of potential legal or regulatory proceedings, changes in environmental, tax, labor and other laws and regulations to which TGC is subject, and the condition of the capital markets utilized by TGC to finance its operations.
Being a Public Company Significantly Increases TGC’s Administrative Costs.
The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by the NYSE American, the exchange on which TGC’s stock is traded, in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. Although TGC is a relatively small public company, these rules, regulations, and requirements for the most part apply to the same extent as they apply to all major publicly traded companies. As a result, they have significantly increased TGC’s legal, financial, compliance, and administrative costs, and have made certain other activities more time consuming and costly, as well as requiring substantial time and attention of its senior management. TGC expects its continued compliance with these and future rules and regulations to continue to require significant resources. These rules and regulations also may make it more difficult and more expensive for TGC to obtain director and officer liability insurance in the future, and could make it more difficult for it to attract and retain qualified members for TGC’s board of directors, particularly to serve on its audit committee.
TGC’s Chairman of the Board Beneficially Controls a Substantial Amount of TGC’s Common Stock and Has Significant Influence over TGC’s Business.
Peter E. Salas, the Chairman of the TGC board of directors, is the sole stockholder and controlling person of Dolphin Mgmt. Services, Inc. the general partner of Dolphin Offshore Partners, L.P. (“Dolphin”), which is TGC’s largest stockholder. At January 15, 2021, Mr. Salas individually and through Dolphin controlled 5,298,366 shares of TGC’s common stock. His ownership and voting control of approximately 49.6% of TGC’s common stock gives him significant influence on the outcome of corporate transactions or other matters submitted to the board of directors or stockholders for approval, including mergers, consolidations, and the sale of all or substantially all of TGC’s assets.
Shares Eligible for Future Sale May Depress TGC’s Stock Price.
At January 15, 2021, TGC had 10,685,042 shares of TGC common stock outstanding of which 5,500,411 shares were held by officers, directors, and affiliates.
All of the shares of common stock held by affiliates are restricted or controlled securities under Rule 144 promulgated under the Securities Act. The shares of the common stock issuable upon exercise of the stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair TGC’s ability to raise additional capital through the sale of equity securities.
Future Issuance of Additional Shares of TGC’s Common Stock Would Cause Dilution of Ownership Interest and May Adversely Affect Stock Price.
TGC may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interest of its current stockholders. TGC is currently authorized to issue a total of 100 million shares of common stock with such rights as determined by the TGC board of directors. Of that amount, approximately 10.7 million shares have been issued. The potential issuance of the approximately 89.3 million remaining authorized but unissued shares of common stock may create downward pressure on the trading price of TGC’s common stock. If Proposal No. 2 is approved, the combined company would be authorized to issue up to 240 million shares of common stock.
TGC may also issue additional shares of its common stock or other securities that are convertible into or exercisable for common stock for raising capital or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of TGC’s common stock.
TGC May Issue Shares of Preferred Stock with Greater Rights than Common Stock.
Subject to the rules of the NYSE American, the TGC charter authorizes the TGC board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of TGC’s common stock. Any preferred stock that is issued may rank ahead of TGC’s common stock in terms of dividends, priority, and liquidation premiums and may have greater voting rights than TGC’s common stock.
Risks Related to the Proposed Merger with REP
Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
Whether or not the merger is completed, the announcement and pendency of the merger could disrupt the businesses of TGC. TGC is dependent on the experience and industry knowledge of its management and other key employees to execute its business plans. The surviving company’s success after the merger will depend in part upon the ability of TGC to retain key management personnel and other key employees in advance of the merger, and of the combined company’s ability to do so following the merger. Current employees of TGC may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of TGC to retain key management and other key personnel or the ability of the combined company to do so following the merger.

The issuance of shares of TGC common stock to REP members in the merger will dilute substantially the voting power of TGC’s current stockholders.
If the merger is completed, each outstanding REP common unit will be converted into the right to receive a number of shares of TGC common stock equal to the Exchange Ratio determined pursuant to the merger agreement. Immediately following the merger, TGC stockholders are expected to own approximately 5% of the outstanding capital stock of the combined company on a fully diluted basis, and REP members are expected to own approximately 95% of the outstanding capital stock of the combined company on a fully diluted basis. Accordingly, the issuance of shares of TGC common stock to REP members in the merger will reduce significantly the relative voting power of each share of TGC common stock held by current TGC stockholders. Consequently, TGC stockholders as a group will have significantly less influence over the management and policies of the combined company after the merger than prior to the merger.
If the combined company after the merger is unable to realize the strategic and financial benefits currently anticipated from the merger, the TGC stockholders will have experienced substantial dilution of their ownership interests without receiving the expected commensurate benefit, or receiving only part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the merger.
The pendency of the merger could have an adverse effect on the trading price of TGC common stock and TGC’s business, financial condition, results of operations or business prospects.
While there have been no significant adverse effects to date, the pendency of the merger could disrupt TGC’s businesses in the following ways, including:
•	the attention of TGC’s management may be directed toward the closing and related matters and may be diverted from the day-to-day business operations; and
•	third parties may seek to terminate or renegotiate their relationships with TGC as a result of the merger, whether pursuant to the terms of their existing agreements with TGC or otherwise.
Should they occur, any of these matters could adversely affect the trading price of TGC common stock or harm TGC’s financial condition, results of operations or business prospects.
There is no assurance that the merger will be completed in a timely manner or at all. If the merger is not consummated, TGC’s business could suffer materially and its stock price could decline.
The closing is subject to a number of closing conditions, including the approval by TGC’s stockholders of the issuance of shares of TGC common stock pursuant to the merger agreement and other customary closing conditions. If the conditions are not satisfied or waived, the merger will not occur or will be delayed.
If the merger is not consummated, TGC may be subject to a number of material risks, and TGC’s business and stock price could be adversely affected, as follows:
•	TGC has incurred and expects to continue to incur significant expenses related to the merger even if the merger is not consummated;
•	TGC could be obligated to reimburse REP for its expenses under certain circumstances pursuant to the merger agreement;
•	the market price of TGC common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed; and
•	TGC may not be able to pursue an alternate merger or other strategic transaction if the merger with REP is not completed.

Risks Related to REP
Risks Related to REP’s Business
Oil, natural gas and NGL prices are volatile. An extended decline in commodity prices may adversely affect REP’s business, financial condition, or results of operations and REP’s ability to meet its capital expenditure obligations and financial commitments. Additionally, the value of REP’s reserves calculated using SEC pricing may be higher than the fair market value of REP’s reserves calculated using current market prices.
The prices REP receives for its oil, natural gas, and NGLs production heavily influence REP’s revenue, profitability, access to capital, and future rate of growth. Oil, natural gas, and NGLs are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the commodities market has been volatile. For example, during the period from January 1, 2015 to September 30, 2020, NYMEX West Texas Intermediate (referred to as WTI) oil prices ranged from a high of $77.41 per Bbl on June 27, 2018 to a low of $(36.98) per Bbl on April 20, 2020. During 2020, WTI prices ranged from a high of $63.27 to a low of $(36.98) per Bbl. Average daily prices for NYMEX Henry Hub gas ranged from a high of $6.24 per MMBtu to a low of $1.50 per MMBtu during the same period. If the prices of oil and natural gas continue to be volatile, reverse their recent increases, or decline, REP’s operations, financial condition, cash flows and level of expenditures may be materially and adversely affected. Moreover, the duration and magnitude of any decline in oil, natural gas or NGL prices cannot be predicted with accuracy, and this market will likely continue to be volatile in the future. The prices REP receives for its production, and the levels of its production, depend on numerous factors beyond REP’s control. These factors include the following:
•	worldwide and regional economic conditions impacting the global supply and demand for oil, natural gas, and NGLs;
•	the price and quantity of foreign imports, including foreign oil;
•	the actions by members of the Organization of the Petroleum Exporting Countries, or OPEC;
•	political, economic, and military conditions in or affecting other producing countries, including embargoes or conflicts in the Middle East, Africa, South America and Russia;
•	the level of global oil and natural gas exploration and production activity;
•	the level of global oil and natural gas inventories;
•	prevailing prices on local price indices in the areas in which REP operates;
•	the cost of producing and delivering oil and natural gas and conducting other operations;
•	the recovery rates of new oil, natural gas and NGL reserves;
•	lead times associated with acquiring equipment and products, and availability of qualified personnel;
•	late deliveries of supplies;
•	technical difficulties or failures;
•	the proximity, capacity, cost, and availability of gathering and transportation facilities;
•	localized and global supply and demand fundamentals and transportation availability;
•	localized and global weather conditions;
•	technological advances affecting energy consumption, including advances in exploration, development and production technologies;
•	shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil, natural gas, and NGLs;
•	uncertainty in capital and commodities markets and the ability of companies in REP’s industry to raise equity capital and debt financing;
•	the price and availability of alternative fuels; and
•	domestic, local, and foreign governmental regulation and taxes.

Lower commodity prices will reduce REP’s cash flows and borrowing ability. REP may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in the present value of REP’s reserves and REP’s ability to develop future reserves. Lower commodity prices may also reduce the amount of oil, natural gas and NGLs that REP can produce economically. REP has historically been able to hedge its oil and natural gas production at prices that are significantly higher than current strip prices. However, in the current commodity price environment, REP’s ability to enter into comparable derivative arrangements may be limited, and, following the merger, REP will not be under an obligation to hedge a specific portion of its oil or natural gas production.
Using lower prices in estimating proved reserves would likely result in a reduction in proved reserve volumes due to economic limits. While it is difficult to project future economic conditions and whether such conditions will result in impairment of proved property costs, REP considers several variables including specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors. In addition, sustained periods with oil and natural gas prices at levels lower than current West Texas Intermediate strip prices and the resultant effect such prices may have on REP’s drilling economics and REP’s ability to raise capital may require REP to re-evaluate and postpone or eliminate REP’s development drilling, which could result in the reduction of some of REP’s proved undeveloped reserves and related standardized measure. If REP is required to curtail its drilling program, REP may be unable to continue to hold leases that are scheduled to expire, which may further reduce its reserves. As a result, a substantial or extended decline in commodity prices may materially and adversely affect REP’s future business, financial condition, results of operations, liquidity, or ability to finance planned capital expenditures.
REP’s development and exploratory drilling efforts and its well operations may not be profitable or achieve REP’s targeted returns.
REP has acquired significant amounts of unproved property in order to further its development efforts and expects to continue to undertake acquisitions in the future. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. REP acquires unproved properties and lease undeveloped acreage that REP believes will enhance REP’s growth potential and increase REP’s results of operations over time. However, REP cannot assure you that all prospects will be economically viable or that REP will not abandon its investments. Additionally, REP cannot assure you that unproved property acquired by REP or undeveloped acreage leased by REP will be profitably developed, that wells drilled by REP in prospects that REP pursues will be productive, or that REP will recover all or any portion of its investment in such unproved property or wells.
Properties REP acquires may not produce as projected, and REP may be unable to determine reserve potential, identify liabilities associated with the properties that REP acquires, or obtain protection from sellers against such liabilities.
Acquiring oil and natural gas properties requires REP to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs, and potential liabilities, including environmental liabilities. Such assessments are inexact and inherently uncertain. For these reasons, the properties REP has acquired or will acquire in the future may not produce as projected or may be more costly to operate than projected. In connection with the assessments, REP performs a review of the subject properties, but such a review will not reveal all existing or potential problems. See “—REP may be unable to make accretive acquisitions or successfully integrate acquired businesses or assets, and any inability to do so may disrupt REP’s business and hinder REP’s ability to grow” for a discussion of those factors. In the course of its due diligence, REP may not review every well, pipeline or associated facility. REP cannot necessarily observe structural and environmental problems, such as pipe corrosion or groundwater contamination, when a review is performed. REP may be unable to obtain contractual indemnities from the seller for liabilities created prior to REP’s purchase of the property. REP may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with its expectations.
REP’s exploration and development projects require substantial capital expenditures. REP may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in REP’s reserves.
The oil and natural gas industry is capital intensive. REP makes and expects to continue to make substantial capital expenditures for the exploitation, development, and acquisition of oil and natural gas reserves. REP expects to fund its growth primarily through cash flow from operations, availability under REP’s revolving credit facility, and subsequent equity or debt offerings when appropriate. The actual amount and timing of REP’s future capital expenditures may differ materially from REP’s estimates as a result of, among other things, oil, natural gas and NGL prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. A reduction in commodity prices from current levels may result in a decrease in REP’s actual capital expenditures, which would negatively impact REP’s ability to grow production. See “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
REP’s cash flow from operations and access to capital are subject to a number of variables, including:
•	REP’s proved reserves;
•	the level of hydrocarbons REP is able to produce from existing wells and the timing of such production;
•	the prices at which REP’s production is sold;
•	operating costs and other expenses;
•	the availability of takeaway capacity;
•	REP’s ability to acquire, locate and produce new reserves; and
•	REP’s ability to borrow under its revolving credit facility.
If REP’s revenues or the borrowing base under its revolving credit facility decreases as a result of lower oil, natural gas and NGL prices, operating difficulties, declines in reserves, or for any other reason, REP may have limited ability to obtain the capital necessary to sustain its operations and growth at current levels. If additional capital is needed, REP may not be able to obtain debt or equity financing on terms acceptable to REP, if at all. If cash flow generated by REP’s operations or available borrowings under REP’s revolving credit facility are not sufficient to meet its capital requirements, the failure to obtain additional financing could result in a curtailment of REP’s operations relating to development of its properties, which in turn could lead to a decline in REP’s reserves and production, and would adversely affect REP’s business, financial condition, and results of operations.
Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect REP’s business, financial condition or results of operations.
REP’s future financial condition and results of operations will depend on the success of its exploitation, development, and acquisition activities, which are subject to numerous risks beyond REP’s control, including the risk that drilling will not result in commercially viable oil and natural gas production.
REP’s decisions to purchase, explore, develop, or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data, and engineering studies, the results of which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, see “—Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of REP’s reserves.” In addition, REP’s cost of drilling, completing, and operating wells is often uncertain before drilling commences.
Further, many factors may curtail, delay, or cancel REP’s scheduled drilling projects, including the following:
•
delays imposed by or resulting from compliance with environmental and other regulatory requirements including limitations on or resulting from wastewater discharge and disposal, subsurface injections, greenhouse gas emissions, and hydraulic fracturing;

•	pressure or irregularities in geological formations;
•	increases in the cost of, or shortages or delays in availability of drilling rigs and qualified personnel for hydraulic fracturing activities;
•	shortages of or delays in obtaining water resources, suitable proppant, and chemicals in sufficient quantities for use in hydraulic fracturing activities;
•	equipment failures or accidents;
•	lack of available gathering facilities or delays in construction of gathering facilities;

•	lack of available capacity on interconnecting transmission pipelines;
•	adverse weather conditions, such as tornadoes, droughts, and ice storms;
•	lack of available treatment or disposal options for oil and gas waste, including produced water;
•	issues related to permitting under and compliance with environmental and other governmental regulations;
•
environmental hazards, such as oil and natural gas leaks, oil spills, pipeline and tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

•	declines or volatility in oil, natural gas, and NGL prices;
•	limited availability of financing at acceptable terms;
•	title problems or legal disputes regarding leasehold rights; and
•	limitations in the market for oil, natural gas, and NGLs.
REP’s identified drilling locations are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, REP may not be able to raise the substantial amount of capital that would be necessary to drill such locations.
REP’s management team has specifically identified and scheduled certain drilling locations as an estimation of its future multi-year drilling activities on REP’s existing acreage. These locations represent a significant part of REP’s growth strategy. REP’s ability to drill and develop these locations depends on a number of uncertainties, including oil, natural gas, and NGL prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals, and other factors. Because of these uncertain factors, REP does not know if the numerous potential well locations REP has identified will ever be drilled or if REP will be able to produce natural gas or oil from these or any other potential locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the potential locations are obtained, the leases for such acreage will expire. As such, REP’s actual drilling activities may materially differ from those presently identified.
REP’s undeveloped leasehold acreage must be developed or the lease renewed prior to the time the leases for such acreage expire. For more information, see “—REP’s undeveloped acreage must be drilled before lease expirations to hold the acreage by production. In highly competitive markets for acreage, failure to drill sufficient wells to hold acreage could result in a substantial lease renewal cost or, if renewal is not feasible, loss of REP’s lease and prospective drilling opportunities.”
In addition, REP will require significant additional capital over a prolonged period in order to pursue the development of these locations, and REP may not be able to raise or generate the capital required to do so. Any drilling activities REP is able to conduct on these potential locations may not be successful or result in REP’s ability to add additional proved reserves to REP’s overall proved reserves or may result in a downward revision of REP’s estimated proved reserves, which could have a material adverse effect on REP’s future business and results of operations.
Power outages, limited availability of electrical resources, and increased energy costs could have a material adverse effect on REP.
REP’s operations are subject to electrical power outages, regional competition for available power, and increased energy costs. Power outages, which may last beyond REP’s backup and alternative power arrangements, would harm REP’s operations and its business.
REP also may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Such utilities may be dependent on, and sensitive to price increases for, a particular type of fuel, such as coal, oil or natural gas. The price of these fuels and the electricity generated from them could increase as a result of proposed legislative measures related to climate change or efforts to regulate carbon or other greenhouse gas emissions.

REP’s indebtedness could reduce its financial flexibility.
REP has a revolving line of credit in place for borrowings and letters of credit with Truist Bank, successor by merger to SunTrust Bank, as administrative agent and issuing lender, and the lenders named therein, which provides for a revolving credit facility of up to $500.0 million (subject to an applicable borrowing base). As of December 31, 2020, REP had $97.5 million of outstanding borrowings and an additional $35 million available under its revolving credit facility and was in compliance with all applicable financial covenants thereunder. Effective August 31, 2020 REP and its lenders amended REP’s existing credit facility to, among other things, extend the maturity date of REP’s revolving credit facility for an additional two years to September 28, 2023, and to document the lenders’ approval of a $135.0 million borrowing base and REP’s election to reduce lender commitments to $132.5 million. REP elected not to solicit additional lender commitments at this time as management believes it currently has sufficient liquidity to meet its future requirements. However, REP reserves the option under its revolving credit facility, subject to lender approval, to request an increase in the lender commitments from time to time up to the amount of the borrowing base then in effect.
The level of REP’s indebtedness could affect REP’s operations in several ways, including the following:
•	a significant portion of REP’s cash flow could be used to service the indebtedness;
•	a high level of debt would increase REP’s vulnerability to general adverse economic and industry conditions;
•	the covenants contained in REP’s revolving credit facility limit REP’s ability to borrow additional funds, dispose of assets, pay dividends and make certain investments; and
•	a high level of debt could impair REP’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes.
REP’s revolving credit facility contains various covenants that limit REP’s management’s discretion in the operation of REP’s business and can lead to an event of default that may adversely affect REP’s business, financial condition and results of operations.
The operating and financial restrictions and covenants in REP’s revolving credit facility may adversely affect REP’s ability to finance future operations or capital needs or to engage in other business activities. REP’s credit agreement contains a number of significant covenants, including restrictive covenants that may limit REP’s ability to, among other things:
•	incur additional indebtedness or issue certain types of preferred equity;
•	incur liens;
•	merge or consolidate with another entity or acquire subsidiaries;
•	make investments, loans or certain payments;
•	sell assets, or enter into or terminate hedging transactions;
•	enter into transactions with affiliates;
•	enter into sale and leaseback transactions;
•	amend REP’s material documents or make significant accounting changes; and
•	engage in certain other transactions without the prior consent of the lenders.
Related restrictive covenants under REP’s credit agreement are described under “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—REP’s Revolving Credit Facility.” Various risks, uncertainties and events beyond REP’s control could affect its ability to comply with the covenants required by the credit agreement.
The restrictions in REP’s credit agreement may also limit its ability to obtain future financings to withstand a future downturn in REP’s business or the economy in general or to otherwise conduct necessary corporate activities. REP may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under REP’s credit agreement impose on REP.

A breach of any covenant in REP’s credit agreement would result in a default under the applicable agreement after any applicable grace periods. A default, if not waived, could result in acceleration of the indebtedness outstanding under REP’s credit agreement and in a default with respect to, and an acceleration of, the indebtedness outstanding under other debt agreements. The accelerated indebtedness would become immediately due and payable. If that occurs, REP may not be able to make all of the required payments under REP’s credit agreement or other debt agreements or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to REP.
Any significant reduction in REP’s borrowing base under REP’s revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact REP’s ability to fund its operations.
REP’s revolving credit facility limits the amounts REP can borrow up to a borrowing base amount, which the lenders, in their sole discretion, determine in accordance with the terms of the agreement. The borrowing base depends on, among other things, projected revenues from, and asset values of, the proved oil and natural gas properties securing REP’s loan. The value of REP’s proved reserves is dependent upon, among other things, the prevailing and expected market prices of the underlying commodities in REP’s estimated reserves. A further reduction or sustained decline in oil, natural gas and NGL prices could adversely affect REP’s business, financial condition and results of operations, and REP’s ability to meet its capital expenditure obligations and financial commitments. Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of REP’s reserves. REP could be forced to repay a portion of its borrowings or transfer to the lenders additional collateral due to redeterminations of its borrowing base that result in a reduction of the available revolving commitments. If REP is forced to do so, REP may not have sufficient funds to make such repayments or provide such collateral. If REP does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings, provide additional collateral or arrange new financing, REP may have to sell significant assets. Any such sale could have a material adverse effect on REP’s business and financial results.
In the future, REP may not be able to access adequate funding under its revolving credit facility as a result of a decrease in borrowing base due to the issuance of new indebtedness, the outcome of a subsequent borrowing base redetermination or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover the defaulting lender’s portion. Declines in commodity prices could result in a redetermination and reduction of the borrowing base in the future and, in such a case, REP could be required to repay any indebtedness in excess of the reduced borrowing base. As a result, REP may be unable to implement its drilling and development plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on REP’s financial condition and results of operations and impair REP’s ability to service its indebtedness.
REP may not be able to generate sufficient cash to service all of REP’s indebtedness and may be forced to take other actions to satisfy REP’s obligations under its debt arrangements, which may not be successful.
REP’s ability to make scheduled payments on or to refinance its indebtedness obligations depends on REP’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond REP’s control. If REP’s cash flows and capital resources are insufficient to fund debt service obligations, REP may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital, or restructure or refinance indebtedness. REP’s ability to restructure or refinance indebtedness will depend on the condition of the capital markets and REP’s financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require REP to comply with more onerous covenants, which could further restrict business operations. The terms of REP’s existing revolving credit facility or future debt arrangements may restrict REP from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis could harm REP’s ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, REP could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. REP’s revolving credit facility currently restricts REP’s ability to dispose of assets and its use of the proceeds from such dispositions. REP may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit REP to meet scheduled debt service obligations.

In addition, REP will require significant additional capital over a prolonged period in order to pursue the development of these locations, and REP may not be able to raise or generate the capital required to do so. Any drilling activities REP is able to conduct on these potential locations may not be successful or result in REP’s ability to add additional proved reserves to its overall proved reserves or may result in a downward revision of its estimated proved reserves, which could have a material adverse effect on REP’s future business and results of operations.
REP’s derivative activities could result in financial losses or could reduce its earnings.
To achieve more predictable cash flows and reduce REP’s exposure to adverse fluctuations in the prices of oil, natural gas, and NGLs, REP enters or may enter into commodity derivative contracts for a significant portion of REP’s production, primarily consisting of swaps, put options and call options. See “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Sources of REP’s Revenues.” Accordingly, REP’s earnings may fluctuate significantly as a result of changes in fair value of REP’s derivative instruments.
Derivative instruments also can expose REP to the risk of financial loss in some circumstances, including when:
•	production is less than the volume covered by the derivative instruments;
•	the counterparty to the derivative instrument defaults on its contractual obligations;
•	there is an increase in the differential between the underlying price in the derivative instrument and actual prices received; or
•	there are issues with regard to legal enforceability of such instruments.
The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If REP enters into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to REP, REP’s cash otherwise available for use in its operations would be reduced, which could limit REP’s ability to make future capital expenditures and make payments on its indebtedness, and which could also limit the size of its borrowing base. Future collateral requirements will depend on arrangements with REP’s counterparties, highly volatile oil, natural gas, and NGL prices and interest rates. In addition, derivative arrangements could limit the benefit REP would receive from increases in the prices for oil, natural gas, and NGLs, which could also have an adverse effect on REP’s financial condition.
REP’s commodity derivative contracts expose REP to risk of financial loss if a counterparty fails to perform under a contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the contract and REP may not be able to realize the benefit of the contract. REP is unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if REP does accurately predict sudden changes, REP’s ability to negate the risk may be limited depending upon market conditions.
During periods of declining commodity prices, REP’s derivative contract receivable positions could generally increase, which increases REP’s counterparty credit exposure. If the creditworthiness of REP’s counterparties deteriorates and results in their nonperformance, REP could incur a significant loss with respect to its commodity derivative contracts.
Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of REP’s reserves.
The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of REP’s reserves.
In order to prepare reserve estimates, REP must project production rates and timing of development expenditures. REP must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil, natural gas and NGL prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Actual future production, oil, natural gas and NGL prices, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and natural gas reserves will vary from REP’s estimates. Any significant variance could materially affect the estimated quantities and present value of REP’s reserves. In addition, REP may revise reserve estimates to reflect production history, results of exploration and development, existing commodity prices and other factors, many of which are beyond REP’s control.
You should not assume that the present value of future net revenues from REP’s reserves is the current market value of its estimated reserves. REP generally bases the estimated discounted future net cash flows from reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. For example, REP’s estimated proved reserves as of September 30, 2020 were calculated under SEC rules using the unweighted arithmetic average first-day-of-the-month prices for the prior 12 months of $43.63 per Bbl for oil and NGL volumes and $1.967 per MMBtu for natural gas volumes. Using lower prices in estimating proved reserves would likely result in a reduction in proved reserve volumes due to economic limits.
There is a limited amount of production data from horizontal wells completed in the Permian Basin and its San Andres Formation. As a result, reserve estimates associated with horizontal wells in this area are subject to greater uncertainty than estimates associated with reserves attributable to vertical wells in the same area.
Reserve engineers rely in part on the production history of nearby wells in establishing reserve estimates for a particular well or field. Horizontal drilling in the San Andres Formation of the Permian Basin is a relatively recent development, whereas vertical drilling has been utilized by producers in this area for over 50 years. As a result, the amount of production data from horizontal wells available to reserve engineers is relatively small compared to that of production data from vertical wells. Until a greater number of horizontal wells have been completed in the San Andres Formation, and a longer production history from these wells has been established, there may be a greater variance in REP’s proved reserves on a year-over-year basis due to the transition from vertical to horizontal reserves in both the proved developed and proved undeveloped categories. REP cannot assure you that any such variance would not be material and any such variance could have a material and adverse impact on REP’s cash flows and results of operations.
Part of REP’s strategy involves drilling using the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.
REP’s operations involve utilizing the latest drilling and completion techniques as developed by REP and its service providers. As of September 30, 2020, REP has drilled and completed 67 gross operated horizontal wells on its Champions and New Mexico Assets, and therefore is subject to increased risks associated with horizontal drilling as compared to companies that have greater experience in horizontal drilling activities. Risks that REP faces while drilling include, but are not limited to, failing to land REP’s wellbore in the desired drilling zone, not staying in the desired drilling zone while drilling horizontally through the formation, not running REP’s casing the entire length of the wellbore and not being able to run tools and other equipment consistently through the horizontal wellbore. Risks that REP faces while completing its wells include, but are not limited to, not being able to fracture stimulate the planned number of stages, not being able to run tools the entire length of the wellbore during completion operations and not successfully cleaning out the wellbore after completion of the final fracture stimulation stage.
Additionally, certain of the new techniques REP is adopting may cause irregularities or interruptions in production due to offset wells being shut in and the time required to drill and complete multiple wells before any such wells begin producing.
Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficient time period. If REP’s drilling results are less than anticipated or REP is unable to execute its drilling program because of capital constraints, lease expirations, access to gathering systems, and/or commodity prices decline, the return on REP’s investment in these areas may not be as attractive as REP anticipates. Further, as a result of any of these developments REP could incur material write-downs of its oil and natural gas properties and the value of its undeveloped acreage could decline in the future.
Approximately 74% of REP’s net leasehold acreage is undeveloped and that acreage may not ultimately be developed or become commercially productive, which could cause REP to lose rights under its leases as well as have a material adverse effect on REP’s oil and natural gas reserves and future production and, therefore, REP’s future cash flow and income.
Oil and natural gas leases generally must be drilled before the end of the lease term or the leaseholder will lose the lease and any capital invested therein. In addition, leases may also be lost due to legal issues relating to the ownership of leases. Any delays in drilling or legal issues causing REP to lose leases on properties could have a material adverse effect on REP’s results of operations and reserve growth.
As of September 30, 2020, approximately 74% of REP’s net leasehold acreage was undeveloped or acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves. Unless production is established on the undeveloped acreage covered by REP’s leases, such leases will expire. See “REP Business— Developed and Undeveloped Acreage” for more information about REP’s undeveloped acreage subject to expiration over the next five year period. REP’s future oil and natural gas reserves and production and, therefore, REP’s future cash flow and income are highly dependent on successfully developing its undeveloped leasehold acreage.
REP’s drilling plans are subject to change based upon various factors, including factors that are beyond REP’s control. Such factors include drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals. If REP’s leases expire, REP will lose its right to develop such properties.
Substantially all of REP’s producing properties are located in the Northwest Shelf within the Permian Basin of West Texas, making REP vulnerable to risks associated with operating in one major geographic area. Specifically, as the Permian Basin is an area of high industry activity, REP may be unable to hire, train, or retain qualified personnel needed to manage and operate its assets.
Substantially all of REP’s producing properties are geographically concentrated in the Northwest Shelf sub-basin within the Permian Basin of West Texas, an area in which industry activity has increased rapidly. At September 30, 2020, all of REP’s total estimated proved reserves were attributable to properties located in this area. As a result of this concentration, a number of REP’s properties could experience any of the same conditions at the same time and, when compared to other companies that have a more diversified portfolio of properties, REP may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, water shortages or other drought or extreme weather related conditions or interruption of the processing or transportation of oil, natural gas or NGLs.
Specifically, demand for qualified personnel in this area, and the cost to attract and retain such personnel, may increase substantially in the future. Moreover, REP’s competitors, including those operating in multiple basins, may be able to offer better compensation packages to attract and retain qualified personnel than REP is able to offer. Any delay or inability to secure the personnel necessary for REP to continue or complete its current and planned development activities could have a negative effect on production volumes or significantly increase costs, which could have a material adverse effect on REP’s results of operations, liquidity and financial condition.
In addition, the geographic concentration of REP’s assets including its total estimated proved reserves as of September 30, 2020, exposes REP to additional risks, such as changes in field-wide rules and regulations that could cause REP to permanently or temporarily shut-in all of its wells within a field.
REP’s drilling and production programs may not be able to obtain access on commercially reasonable terms or otherwise to truck transportation, pipelines, gas gathering, transmission, storage and processing facilities to market its oil and gas production, certain of which REP does not control, and its initiatives to expand REP’s access to midstream and operational infrastructure may be unsuccessful.
The marketing of oil and natural gas production depends in large part on the capacity and availability of pipelines and storage facilities, trucks, gas gathering systems and other transportation, processing and refining facilities. Access to such facilities is, in many respects, beyond REP’s control. If these facilities are unavailable to REP on commercially reasonable terms or otherwise, REP could be forced to shut in some production or delay or discontinue drilling plans and commercial production following a discovery of hydrocarbons. REP relies (and expects to rely in the future) on facilities developed and owned by third parties in order to store, process, transmit, and sell its oil and gas production. REP’s plans to develop and sell its oil and gas reserves, the expected results of its drilling program and its cash flow and results of operations could be materially and adversely affected by the inability or unwillingness of third parties to provide sufficient facilities and services to REP on commercially reasonable terms or otherwise. The amount of oil and gas that can be produced is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, damage to the gathering, transportation, refining or processing facilities, or lack of capacity on such facilities. For example, increases in activity in the Permian Basin could contribute to bottlenecks in processing and transportation that may negatively affect REP’s results of operations, and these adverse effects could be disproportionately severe to REP compared to its more geographically diverse competitors.
Similarly, the concentration of REP’s assets within a small number of producing formations exposes REP to risks, such as changes in field-wide rules, which could adversely affect development activities or production relating to those formations. In addition, in areas where exploration and production activities are increasing, as has been the case in recent years in the Permian Basin, REP is subject to increasing competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages or delays. The curtailments arising from these and similar circumstances may last from a few days to several months, and in many cases, REP may be provided only limited, if any, notice as to when these circumstances will arise and their duration.
While REP has undertaken initiatives to expand its access to midstream and operational infrastructure, these initiatives may be delayed or unsuccessful. As a result, REP’s business, financial condition, and results of operations could be adversely affected.
The prices REP receives for its production may be affected by local and regional factors.
The prices REP receives for its production will be determined to a significant extent by factors affecting the local and regional supply of and demand for oil and natural gas, including the adequacy of the pipeline and processing infrastructure in the region to process and transport REP’s production and that of other producers. Those factors result in basis differentials between the published indices generally used to establish the price received for regional oil and natural gas production and the actual price REP receives for its production, which may be lower than index prices. If the price differentials pursuant to which REP’s production is subject were to widen due to oversupply or other factors, REP’s revenue could be negatively impacted.
An increase in the differential between NYMEX WTI and the reference or regional index price used to price REP’s oil and gas would reduce REP’s cash flows from operations.
REP’s oil and gas is priced in the local markets where it is produced based on local or regional supply and demand factors. The prices REP receives for its oil and gas are typically lower than the relevant benchmark prices, such as NYMEX WTI. The difference between the benchmark price and the price REP receives is called a differential. Numerous factors may influence local pricing, such as pipeline capacity and processing infrastructure. Additionally, insufficient pipeline or transportation capacity, lack of demand in any given operating area or other factors may cause the differential to increase in a particular area compared with other producing areas. For example, production increases from competing Permian Basin producers, combined with limited pipeline and transportation capacity in the area, have gradually widened differentials in the Permian Basin.
For the year ended September 30, 2020, REP’s realized crude oil differential to NYMEX WTI averaged ($6.39) per Bbl of oil and REP’s realized natural gas differential to NYMEX Henry Hub averaged ($2.78) per Mcf of gas. Given that 100% of REP’s production is from the Permian Basin, if the negative price differential in the Permian Basin increases, REP expects that the effect of its price differential on its revenues will also increase. Increases in the differential between the benchmark prices for oil and gas, such as the NYMEX WTI and NYMEX Henry Hub, and the realized price REP receives could significantly reduce its revenues and its cash flow from operations.
Extreme weather conditions could adversely affect REP’s ability to conduct drilling activities in the areas where REP operates.
REP’s exploration, exploitation and development activities and equipment could be adversely affected by extreme weather conditions, such as floods, lightening, drought, ice and other storms, and tornadoes, which may cause a loss of production from temporary cessation of activity or lost or damaged facilities and equipment. Such extreme weather conditions could also impact other areas of REP’s operations, including access to REP’s drilling and production facilities for routine operations, maintenance and repairs and the availability of, and REP’s access to, necessary third-party services, such as electrical power, water, gathering, processing, compression and transportation services. These constraints and the resulting shortages or high costs could delay or temporarily halt REP’s operations and materially increase its operation and capital costs, which could have a material adverse effect on REP’s business, financial condition and results of operations.

Changes in the legal and regulatory environment governing the oil and natural gas industry could have a material adverse effect on REP’s business.
REP’s business is subject to various forms of government regulation, including laws and regulations concerning the location, spacing and permitting of the oil and natural gas wells REP drills, among other matters. Changes in the legal and regulatory environment governing REP’s industry, could result in increased compliance costs and adversely affect REP’s business, financial condition and results of operations.
SEC rules could limit REP’s ability to book additional proved undeveloped reserves in the future.
SEC rules require that, subject to limited exceptions, proved undeveloped reserves, or PUDs, may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit REP’s ability to book additional PUDs as REP pursues its drilling program. Moreover, REP may be required to write down its PUDs if REP does not drill or plan on delaying those wells within the required five-year timeframe.
The development of REP’s estimated proved undeveloped reserves may take longer and may require higher levels of capital expenditures than REP currently anticipates. Therefore, REP’s estimated proved undeveloped reserves may not be ultimately developed or produced.
At September 30, 2020, approximately 47% of REP’s total estimated proved reserves were classified as proved undeveloped. REP’s approximately 26,600.7 MBoe of estimated proved undeveloped reserves are estimated to require an estimated $129.4 million of development capital over the next five years. REP’s approximately 63,126.6 MBoe of estimated probable reserves are estimated to require $109.3 million of development capital over the next five years. REP’s approximately 13,006.3 MBoe of possible reserves are estimated to require $2.3 million of development capital over the next five years. REP’s development of these reserves may take longer and require higher levels of capital expenditures than REP currently anticipates. The actual amount and timing of REP’s future capital expenditures may differ materially from its estimates as a result of, among other things, oil, natural gas and NGL prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. REP expects to fund its growth primarily through cash flow from operations, availability under REP’s revolving credit facility, and subsequent equity or debt offerings when appropriate. Delays in the development of REP’s reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the PV-10 value of REP’s estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause REP to have to reclassify its proved undeveloped reserves as unproved reserves.
REP participates in oil and gas leases with third parties who may not be able to fulfill their commitments to REP’s projects.
REP owns less than 100% of the working interest in the oil and gas leases on which REP conducts operations, and other parties will own the remaining portion of the working interest. Financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person. REP could be held liable for joint activity obligations of other working interest owners, such as nonpayment of costs and liabilities arising from the actions of other working interest owners. In addition, declines in oil, natural gas and NGL prices may increase the likelihood that some of these working interest owners, particularly those that are smaller and less established, are not able to fulfill their joint activity obligations. A partner may be unable or unwilling to pay its share of project costs, may be unable to access debt or equity financing, and, in some cases, may declare bankruptcy. In the event any of REP’s project partners do not pay their share of such costs, REP would likely have to pay those costs, and REP may be unsuccessful in any efforts to recover these costs from its partners, which could materially adversely affect REP’s financial position.
REP owns non-operating interests in properties developed and operated by third parties, and as a result, REP is unable to control the operation and profitability of such properties.
REP participates in the drilling and completion of wells with third-party operators that exercise exclusive control over such operations. As a participant, REP relies on the third-party operators to successfully operate these properties pursuant to joint operating agreements and other similar contractual arrangements.

As a participant in these operations, REP may not be able to maximize the value associated with these properties in the manner REP believes appropriate, or at all. For example, REP cannot control the success of drilling and development activities on properties operated by third parties, which depend on a number of factors under the control of a third-party operator, including such operator’s determinations with respect to, among other things, the nature and timing of drilling and operational activities, the timing and amount of capital expenditures and the selection of suitable technology. In addition, the third-party operator’s operational expertise and financial resources and its ability to gain the approval of other participants in drilling wells will impact the timing and potential success of drilling and development activities in a manner that REP is unable to control. A third-party operator’s failure to adequately perform operations, breach of the applicable agreements or failure to act in ways that are favorable to REP could reduce REP’s production and revenues, negatively impact REP’s liquidity and cause REP to spend capital in excess of its current plans, and have a material adverse effect on REP’s financial condition and results of operations.
If commodity prices decrease to a level such that REP’s future undiscounted cash flows from its properties are less than their carrying value for a significant period of time, REP will be required to take write-downs of the carrying values of its properties.
Accounting rules require that REP periodically review the carrying value of its properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, REP may be required to write down the carrying value of its properties. A write down constitutes a non-cash charge to earnings. If market or other economic conditions deteriorate or if oil, natural gas and NGL prices decline, REP may incur impairment charges, which may have a material adverse effect on REP’s results of operations.
Unless REP replaces its reserves with new reserves and develop those reserves, REP’s reserves and production will decline, which would adversely affect its future cash flows and results of operations.
Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless REP conducts successful ongoing exploitation, development and exploration activities or continually acquires properties containing proved reserves, REP’s proved reserves will decline as those reserves are produced. REP’s future reserves and production, and therefore REP’s future cash flow and results of operations, are highly dependent on REP’s success in efficiently developing and exploiting its current reserves and economically finding or acquiring additional recoverable reserves. REP may not be able to develop, exploit, find or acquire sufficient additional reserves to replace its current and future production. If REP is unable to replace its current and future production, the value of REP’s reserves will decrease, and REP’s business, financial condition and results of operations would be adversely affected.
Conservation measures and technological advances could reduce demand for oil, natural gas and NGLs.
REP’s industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. Fuel and other energy conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil, natural gas and NGLs, technological advances in fuel economy and energy generation devices could reduce demand for oil, natural gas and NGLs. As competitors and others use or develop new technologies or technologies comparable to REP’s in the future, REP may lose market share or be placed at a competitive disadvantage. Further, REP may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of REP’s competitors may have greater financial, technical and personnel resources than REP does, which may allow them to gain technological advantages or implement new technologies before REP can. Additionally, REP may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost. Limits on REP’s ability to effectively use, implement or adapt to new technologies may have a material adverse effect on REP’s business, financial condition and results of operations. Similarly, the impact of the changing demand for oil and gas services and products may have a material adverse effect on REP’s business, financial condition, results of operations and cash flows.
REP depends upon several significant purchasers for the sale of most of its oil and natural gas production. The loss of one or more of these purchasers could, among other factors, limit REP’s access to suitable markets for the oil, natural gas and NGLs it produces.
The availability of a ready market for any oil, natural gas and NGLs REP produces depends on numerous factors beyond the control of REP’s management, including but not limited to the extent of domestic production and imports of oil, the proximity and capacity of pipelines, the availability of skilled labor, materials and equipment, the effect of state and federal regulation of oil and natural gas production and federal regulation of oil and gas sold in interstate commerce. In addition, REP depends upon several significant purchasers for the sale of most of its oil and natural gas production. See “REP Business—Operations—Marketing and Customers.” REP cannot assure you that it will continue to have ready access to suitable markets for REP’s future oil and natural gas production.
REP has exposure to credit risk through receivables from purchasers of its oil, natural gas and NGL production. Stakeholder Crude Oil Marketing, LLC and Stakeholder Midstream, LLC (collectively “Stakeholder”) accounted for 86% of REP’s revenues for the year ended September 30, 2020. See “REP Business—Operations—Marketing and Customers.” This concentration of purchasers may impact REP’s overall credit risk in that these entities may be similarly affected by changes in economic conditions or commodity price fluctuations. REP does not require its customers to post collateral. The inability or failure of REP’s significant purchasers to meet their obligations to REP or their insolvency or liquidation may materially adversely affect REP’s financial condition and results of operations.
REP may incur substantial losses and be subject to substantial liability claims as a result of its operations. Additionally, REP may not be insured for, or its insurance may be inadequate to protect REP against, these risks.
REP’s operations are subject to inherent risks, some of which are beyond REP’s control. REP is not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect REP’s business, financial condition or results of operations.
REP’s exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the risk of fire, explosions, blowouts, surface cratering or other cratering, uncontrollable flows of natural gas, oil, well fluids and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses, reservoir damage and environmental hazards such as oil, produced water or chemical spills; natural gas leaks; ruptures or discharges of toxic gases.
Any of these risks could adversely affect REP’s ability to conduct operations or result in substantial loss to it as a result of claims for:
•	injury or loss of life;
•	employee/employer liabilities and risks, including wrongful termination, discrimination, labor organizing, retaliation claims, and general human resource related matters;
•	damage to and destruction of property, natural resources and equipment;
•	pollution and other environmental hazards or damage;
•	abnormally pressured formations, fires or explosions or natural disasters;
•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;
•	regulatory investigations and penalties;
•	landowner claims for property damage and restoration costs;
•	suspension of REP’s operations; and
•	repair and remediation costs.
REP may elect not to obtain insurance for any or all of these risks if REP believes that the cost of available insurance is excessive relative to the risks presented. Claims for loss of oil and natural gas production and damage to formations can occur in REP’s industry. Litigation arising from a catastrophic occurrence at a location where REP’s systems are deployed may result in REP being named as a defendant in lawsuits asserting large claims.
Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Also, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered or fully covered by insurance and any delay in the payment of insurance proceeds for covered events could have a material adverse effect on REP’s business, financial condition and results of operations.
Properties that REP decides to drill may not yield oil, natural gas or NGLs in commercially viable quantities.
REP’s prospects are in various stages of evaluation, ranging from prospects that are currently being drilled, to prospects that will require substantial additional seismic data processing and interpretation. Properties that REP decides to drill that do not yield oil, natural gas or NGLs in commercially viable quantities will adversely affect

REP’s results of operations and financial condition. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable REP to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. REP cannot assure you that the analogies REP draws from available data from other wells, more fully explored prospects or producing fields will be applicable to REP’s drilling prospects. Further, REP’s drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:
•	unexpected drilling conditions;
•	title problems;
•	pressure or lost circulation in formations;
•	equipment failure or accidents;
•	adverse weather conditions;
•	compliance with environmental and other governmental or contractual requirements; and
•	increase in the cost of, shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.
REP may be unable to make accretive acquisitions or successfully integrate acquired businesses or assets, and any inability to do so may disrupt REP’s business and hinder its ability to grow.
In the future REP may make acquisitions of oil and gas properties or businesses that complement or expand REP’s current business. The successful acquisition of oil and gas properties requires an assessment of several factors, including:
•	recoverable reserves;
•	future oil, natural gas and NGL prices and their applicable differentials;
•	estimates of operating costs;
•	estimates future development costs;
•	estimates of the costs and timing of plugging and abandonment; and
•	environmental and other liabilities.
The accuracy of these assessments is inherently uncertain, and REP may not be able to identify accretive acquisition opportunities. In connection with these assessments, REP performs a review of the subject properties that REP believes to be generally consistent with industry practices. REP’s review will not reveal all existing or potential problems nor will it permit REP to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Reviews may not always be performed on every well, and environmental problems, such as subsurface or groundwater contamination, are not necessarily observable even when a review is performed. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. REP often is not entitled to contractual indemnification for environmental liabilities and acquires properties on an “as is” basis. Even if REP does identify accretive acquisition opportunities, REP may not be able to complete the acquisition or do so on commercially acceptable terms.
The success of any completed acquisition will depend on REP’s ability to integrate effectively the acquired business into its existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of REP’s managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that REP’s will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. REP’s failure to achieve consolidation savings, to integrate the acquired businesses and assets into REP’s existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on REP’s financial condition and results of operations.

In addition, REP’s revolving credit facility imposes certain limitations on REP’s ability to enter into mergers or combination transactions as well as limits REP’s ability to incur certain indebtedness, which could indirectly limit its ability to engage in acquisitions.
REP may incur losses as a result of title defects in the properties in which REP invests.
It is REP’s practice in acquiring oil and natural gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest at the time of acquisition. Rather, REP relies upon the judgment of lease brokers or land men who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest. The existence of a material title deficiency can render a lease worthless and can adversely affect REP’s results of operations and financial condition. While REP does typically obtain title opinions prior to commencing drilling operations on a lease or in a unit, the failure of title may not be discovered until after a well is drilled, in which case REP may lose the lease and the right to produce all or a portion of the minerals under the property.
REP’s operations could be impacted by burdens and encumbrances on title to its properties.
REP’s leasehold and other acreage may be subject to existing oil and natural gas leases, liens for current taxes and other burdens, including other mineral encumbrances and restrictions customary in the oil and natural gas industry. Such liens and burdens could materially interfere with the use or otherwise affect the value of such properties. Additionally, any cloud on the title of the working interests, leases and other rights owned by REP could have a material adverse effect on REP’s operations.
REP is subject to stringent federal, state and local laws and regulations related to environmental and occupational health and safety issues that could adversely affect the cost, manner or feasibility of conducting its operations or expose REP to significant liabilities.
REP’s operations are subject to stringent federal, state and local laws and regulations governing occupational safety and health aspects of REP’s operations, the discharge of materials into the environment and environmental and human health protection. These laws and regulations may impose numerous obligations applicable to REP’s operations including (i) the acquisition of a permit before conducting drilling, production, and other regulated activities; (ii) the restriction of types, quantities and concentration of materials that may be released into the environment; (iii) the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands, protected species habitat, and other protected areas; (iv) the application of specific health and safety criteria addressing worker protection; (v) the imposition of substantial liabilities for pollution resulting from REP’s operations; (vi) the installation of costly emission monitoring and/or pollution control equipment; and (vii) the reporting of the types and quantities of various substances that are generated, stored, processed, or released in connection with REP’s properties. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, or EPA, the U.S. Fish and Wildlife Service, and analogous state agencies, and state oil and natural gas commissions, such as the Railroad Commission of Texas, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve taking difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of REP’s operations. In addition, REP may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt its operations or specific projects and limit REP’s growth and revenue. There is inherent risk of incurring significant environmental costs and liabilities in the performance of REP’s operations due to its handling of petroleum hydrocarbons and other hazardous substances and wastes, as a result of air emissions and wastewater discharges related to REP’s operations, and because of historical operations and waste disposal practices at REP’s leased and owned properties. Spills or other releases of regulated substances, including such spills and releases that may occur in the future, could expose REP to material losses, expenditures and liabilities under applicable environmental laws and regulations. Under certain of such laws and regulations, REP could be subject to strict, joint and several liability for the removal or remediation of previously released materials or property contamination, regardless of whether REP was responsible for the release or contamination and even if REP’s operations met previous standards in the industry at the time they were conducted. REP may not be able to recover some or any of these costs from insurance. Changes in environmental laws and regulations occur frequently and tend to become more stringent over time, and any changes that result in more stringent or costly well drilling, construction, completion or water management activities, air emissions control or waste handling, storage, transport, disposal or cleanup requirements could require REP to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on REP’s results of operations, competitive position or financial condition. For example, on October 1, 2015, the EPA issued a final rule under the Clean Air Act, lowering the National Ambient Air Quality Standard, or NAAQS, for ground-level ozone from the current standard of 75 parts per billion, or ppb, for the current 8-hour primary and secondary ozone standards to 70 ppb for both standards. Subsequently, the EPA designated over 200 counties across the U.S. as “nonattainment” for these standards, meaning that new and modified stationary emissions sources in these areas are subject to more stringent permitting and pollution control requirements. If REP’s operations become subject to these more stringent standards, compliance with these and other environmental regulations could delay or prohibit REP’s ability to obtain permits for operations or require REP to install additional pollution control equipment, the costs of which could be significant. See “REP Business—Regulation of Environmental and Occupational Safety and Health Matters” for a further description of the laws and regulations that affect REP.
REP is subject to complex laws that can affect the cost, manner or feasibility of doing business.
Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. REP may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:
•	permits for drilling operations;
•	drilling bonds;
•	reports concerning operations;
•	the spacing of wells;
•	the rates of production;
•	the plugging and abandoning of wells;
•	unitization and pooling of properties; and
•	taxation.
Under these laws, REP could be liable for property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of REP’s operations and subject REP to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase REP’s costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect REP’s financial condition and results of operations. See “REP Business—Regulation of the Oil and Gas Industry—Regulation of Production” and “—Regulation of the Oil and Gas Industry” for a further description of the laws and regulations that affect REP.
The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect REP’s ability to execute its exploration and development plans within REP’s budget and on a timely basis.
REP is highly dependent upon third-party services. The cost of oilfield services typically fluctuates based on demand for those services. There is no assurance that REP will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil, natural gas and NGL prices, causing periodic shortages. Historically, there have been shortages of drilling and workover rigs, pipe and other equipment as demand for rigs and equipment has increased along with the number of wells being drilled. REP cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. Such shortages could delay or cause REP to incur significant expenditures that are not provided for in REP’s capital budget, which could have a material adverse effect on its business, financial condition or results of operations.
REP is responsible for the decommissioning, plugging, abandonment, and reclamation costs for its facilities.
REP is responsible for compliance with all applicable laws and regulations regarding the decommissioning, plugging, abandonment, and reclamation of its facilities at the end of their economic life, the costs of which may be substantial. It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, plugging, abandonment, and reclamation. REP may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more decommissioning, plugging, abandonment, and reclamation reserve funds to provide for payment of future decommissioning, plugging, abandonment, and reclamation costs, which could decrease funds available to service debt obligations. In addition, such reserves, if established, may not be sufficient to satisfy such future decommissioning, plugging, abandonment, and reclamation costs and REP will be responsible for the payment of the balance of such costs.
Should REP fail to comply with all applicable regulatory agency administered statutes, rules, regulations and orders, REP could be subject to substantial penalties and fines.
Under the Energy Policy Act of 2005, the Federal Energy Regulatory Commission (“FERC”) has substantial enforcement authority to prohibit the manipulation of natural gas markets and enforce its rules and orders, including civil penalty authority under the Natural Gas Act of 1938 (the “NGA”) to impose penalties for current violations of up to $1.0 million/d for each violation. FERC may also impose administrative and criminal remedies and disgorgement of profits associated with any violation. While REP’s operations have not been regulated by FERC as a natural gas company under the NGA, FERC has adopted regulations that may subject certain of REP’s otherwise non-FERC jurisdictional facilities to FERC annual reporting requirements. REP also must comply with the anti-market manipulation rules enforced by FERC. Additional rules and regulations pertaining to those and other matters may be considered or adopted by FERC from time to time. Additionally, the Federal Trade Commission (the “FTC”) has regulations intended to prohibit market manipulation in the petroleum industry with authority to fine violators of the regulations civil penalties of up to $1.0 million per day, and the Commodity Futures Trading Commission (the “CFTC”), prohibits market manipulation in the markets regulated by the CFTC, including similar anti-manipulation authority with respect to oil swaps and futures contracts as that granted to the CFTC with respect to oil purchases and sales. The CFTC rules subject violators to a civil penalty of up to the greater of $1.0 million or triple the monetary gain to the person for each violation. Failure to comply with those regulations in the future could subject REP to civil penalty liability, as described in “REP Business—Regulation of the Oil and Gas Industry.”
A change in the jurisdictional characterization of REP’s natural gas assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of REP’s natural gas assets, which may cause its revenues to decline and operating expenses to increase.
Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of FERC. REP believes that its natural gas gathering pipelines meet the traditional test that FERC has used to determine whether a pipeline is a gathering pipeline and is, therefore, not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and gathering services not subject to the jurisdiction of FERC, however, has been the subject of substantial litigation, and FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of REP’s gathering facilities is subject to change based on future determinations by FERC, the courts or Congress. If FERC were to consider the status of an individual facility and determine that the facility or services provided by it are not exempt from FERC regulation under the NGA and that the facility provides interstate service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by FERC under the NGA or the Natural Gas Policy Act (“NGPA”).
Such regulation could decrease revenue and increase operating costs. In addition, if any of REP’s facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of substantial civil penalties, as well as a requirement to disgorge revenues collected for such services in excess of the maximum rates established by FERC.
FERC regulation may indirectly impact gathering services not directly subject to FERC regulation. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on interstate open access transportation, ratemaking, capacity release, and market center promotion may indirectly affect intrastate markets. In recent years, FERC has pursued procompetitive policies in its regulation of interstate natural gas pipelines. However, REP cannot assure you that FERC will continue to pursue this approach as it considers matters such as pipeline rates and rules and policies that may indirectly affect the natural gas gathering services.
Natural gas gathering may receive greater regulatory scrutiny at the state level; therefore, REP’s natural gas gathering operations could be adversely affected should they become subject to the application of state regulation of rates and services. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. REP’s gathering operations could also be subject to safety and operational regulations relating to the design, construction, testing, operation, replacement and maintenance of gathering facilities.
REP may be involved in legal proceedings that could result in substantial liabilities.
Like many oil and gas companies, REP is from time to time involved in various legal and other proceedings, such as title, royalty or contractual disputes, regulatory compliance matters and personal injury or property damage matters, in the ordinary course of REP’s business. Such legal proceedings are inherently uncertain and their results cannot be predicted. Regardless of the outcome, such proceedings could have an adverse impact on REP because of legal costs, diversion of management and other personnel and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in liability, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in REP’s business practices, which could materially and adversely affect REP’s business, operating results and financial condition. Accruals for such liability, penalties or sanctions may be insufficient. Judgments and estimates to determine accruals or range of losses related to legal and other proceedings could change from one period to the next, and such changes could be material.
Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect REP’s production.
Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. REP regularly uses hydraulic fracturing as part of REP’s operations. Hydraulic fracturing involves the injection of water, sand or alternative proppant and chemicals under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is typically regulated by state oil and natural gas commissions. However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in February 2014, the EPA asserted regulatory authority pursuant to the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control (“UIC”) program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. Also, beginning in 2012, the EPA issued a series of regulations under the federal Clean Air Act (“CAA”) that include New Source Performance Standards (“NSPS”), known as Subpart OOOO, for completions of hydraulically fractured natural gas wells and certain other plants and equipment and, in May 2016, published a final rule establishing new emissions standards, known as Subpart OOOOa, for methane and volatile organic compounds (“VOCs”) from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category. The NSPS Subpart OOOO and OOOOa rules have since been subject to numerous legal challenges as well as EPA reconsideration proceedings and subsequent amendment proposals. Most recently, on September 14 and 15, 2020, EPA published two new rules in the Federal Register that remove the transmission and storage sectors of the oil and gas industry from regulation under the NSPS and rescind methane-specific standards for the production and processing segments of the industry. However, states and environmental groups brought suit challenging the new rules almost immediately. Accordingly, legal uncertainty exists with respect to the future scope and extent of implementation of the methane rule; however, even as currently implemented, these rules apply to REP’s operations, including requirements for the installation of equipment to control VOC emissions from certain hydraulic fracturing of wells and fugitive emissions from well site and other production equipment, and additional regulation, which could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact or delay oil and natural gas production activities, which could have a material adverse effect on REP’s business.
The federal Bureau of Land Management (“BLM”) published a final rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands. However, following years of litigation, the BLM rescinded the rule in December 2017. The BLM and the Secretary of the U.S. Department of the Interior are now being sued for the decision to rescind the rule. In April 2020, the Northern District of California issued a ruling in favor of the BLM and the Department of the Interior. This ruling is now being appealed; thus, the future of the rule remains uncertain. Also, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances.
From time to time, legislation has been introduced in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process but, to date, such legislation has not been adopted. At the state level, Texas, where REP conducts its operations, is among the states that has adopted regulations that impose new or more stringent permitting, including the requirement for hydraulic-fracturing operators to complete and submit a list of chemicals used during the fracking process. REP may incur significant additional costs to comply with such existing state requirements and, in the event additional state level restrictions relating to the hydraulic-fracturing process are adopted in areas where REP operates, REP may become subject to additional permitting requirements and experience added delays or curtailment in the pursuit of exploration, development, or production activities.
Moreover, REP typically disposes of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas producing operations in underground disposal wells. This disposal process has been linked to increased induced seismicity events in certain areas of the country, particularly in Oklahoma, Texas, Colorado, Kansas, New Mexico and Arkansas. These and other states have begun to consider or adopt laws and regulations that may restrict or otherwise prohibit oilfield fluid disposal in certain areas or underground disposal wells, and state agencies implementing these requirements may issue orders directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations or impose standards related to disposal well construction and monitoring. For example, in 2014, the Railroad Commission of Texas (“TRRC”) published a final rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the injected fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the TRRC may deny, modify, suspend or terminate the permit application or existing operating permit for that well. Any one or more of these developments may result in REP’s having to limit disposal well volumes, disposal rates or locations, or to cease disposal well activities, which could have a material adverse effect on REP’s business, financial condition, and results of operations.
In addition, several cases have recently put a spotlight on the issue of whether injection wells may be regulated under the Federal Water Pollution Control Act (the “Clean Water Act” or “CWA”) if a direct hydrological connection to a jurisdictional surface water can be established. The split among federal circuit courts of appeals that decided these cases engendered two petitions for writ of certiorari to the United States Supreme Court in August 2018, one of which was granted in February 2019. EPA has also brought attention to the reach of the CWA’s jurisdiction in such instances by issuing a request for comment in February 2018 regarding the applicability of the CWA permitting program to discharges into groundwater with a direct hydrological connection to jurisdictional surface water, which hydrological connections should be considered “direct,” and whether such discharges would be better addressed through other federal or state programs. In a statement issued by EPA in April 2019, the agency concluded that the CWA should not be interpreted to require permits for discharges of pollutants that reach surface waters via groundwater. However, in April 2020, the Supreme Court issued a ruling in the case, County of Maui, Hawaii v. Hawaii Wildlife Fund, holding that discharges into groundwater may be regulated under the CWA if the discharge is the “functional equivalent” of a direct discharge into navigable waters. On December 8, 2020, EPA issued draft guidance on the ruling, which emphasized that discharges to groundwater are not necessarily the “functional equivalent” of a direct discharge based solely on proximity to jurisdictional waters. EPA is currently soliciting public comments on the guidance. The U.S. Supreme Court’s ruling in County of Maui, Hawaii v. Hawaii Wildlife Fund could result in increased operational costs for REP if permits are required under the CWA for disposal of REP’s flowback and produced water in underground disposal wells.
Increased regulation and attention given to the hydraulic fracturing process and associated processes could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated increase in compliance costs and time, which could have a material adverse effect on REP’s liquidity, results of operations, and financial condition.
Limitation or restrictions on REP’s ability to obtain water may have an adverse effect on its operating results.
Water is an essential component of shale and conventional oil and natural gas development during both the drilling and hydraulic fracturing processes. REP’s access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, private, third party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. In addition, treatment and disposal of flowback and produced water is becoming more highly regulated and restricted. Thus, REP’s costs for obtaining and disposing of water could increase significantly. REP’s inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact REP’s exploration and production operations and have a corresponding adverse effect on its business, results of operations and financial condition.
Climate change legislation and regulations restricting or regulating emissions of greenhouse gases could result in increased operating costs and reduced demand for the oil, natural gas and NGLs that REP produces while potential physical effects of climate change could disrupt REP’s production and cause REP to incur significant costs in preparing for or responding to those effects.
Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional, and state levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). While no comprehensive climate change legislation has been implemented at the federal level, the EPA and states or groupings of states have pursued legal initiatives in recent years that seek to reduce GHG emissions through efforts that include consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources. In particular, the EPA has adopted rules under authority of the CAA that, among other things, establish certain permit reviews for GHG emissions from certain large stationary sources, which reviews could require securing permits at covered facilities emitting GHGs and meeting defined technological standards for those GHG emissions. The EPA has also adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, including, among others, onshore production.
Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published a final rule establishing NSPS Subpart OOOOa, which requires certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and VOC emissions. Although much of the initial rules remain intact and effective, the rules have been subject to legal challenges, reconsideration by EPA, stays, and proposed amendments. Most recently, on September 14 and 15, 2020, EPA published two new final rules in the Federal Register that remove the transmission and storage sectors of the oil and gas industry from regulation under the NSPS and rescind methane-specific standards for the production and processing segments of the industry. However, states and environmental groups brought suit challenging the new rules almost immediately. The BLM also finalized rules regarding the control of methane emissions in November 2016 that applied to oil and natural gas exploration and development activities on public and tribal lands. The rules sought to minimize venting and flaring of emissions from storage tanks and other equipment, and also impose leak detection and repair requirements. However, due to subsequent BLM revisions and multiple legal challenges, the rules were never fully implemented, and in October 2020, the November 2016 rules were struck down by the District Court of Wyoming as the result of one such challenge. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris Agreement” was signed by the United States in April 2016 and entered into force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions. Although President Trump announced on June 1, 2017, that the United States plans to withdraw from the Paris Agreement and to seek negotiations either to re-enter the Paris Agreement on different terms or to establish a new framework agreement, the Paris Agreement provides for a four-year exit date of November 4, 2020, and President-Elect Joe Biden has pledged to rejoin the Paris Agreement on day one of his presidency. If he fulfills this pledge, the U.S.’s return to participation in the Paris Agreement would then become effective after a 30-day waiting period.
The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on REP’s business, financial condition, results of operations, and cash flows.

Finally, increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such climatic events were to occur, they could have an adverse effect on REP’s financial condition and results of operations and the financial condition and operations of REP’s customers.
Competition in the oil and natural gas industry is intense, making it more difficult for REP to acquire properties and market oil or natural gas.
REP’s ability to acquire additional prospects and to find and develop reserves in the future will depend on REP’s ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. REP may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, and raising additional capital, which could have a material adverse effect on REP’s business.
REP’s undeveloped acreage must be drilled before lease expirations to hold the acreage by production. In highly competitive markets for acreage, failure to drill sufficient wells to hold acreage could result in a substantial lease renewal cost or, if renewal is not feasible, loss of REP’s lease and prospective drilling opportunities.
Unless production is established within the spacing units covering the undeveloped acres on which some of REP’s drilling locations are identified, REP’s leases for such acreage will expire. As of September 30, 2020, 89.5% of REP’s net undeveloped acreage was set to expire in fiscal year 2021. REP intends to extend or renew every material lease that is set to expire in fiscal year 2021 to the extent possible and expect to incur $1 million to extend or renew every material lease that is set to expire in fiscal year 2021, without taking into account the drilling of PUDs and holding leases by production. Where REP does not have the option to extend a lease, however, REP may not be successful in negotiating extensions or renewals. See “REP Business—Developed and Undeveloped Acreage” for more information about REP’s undeveloped acreage subject to expiration over the next five year period. REP’s ability to drill and develop its acreage and establish production to maintain its leases depends on a number of uncertainties, including oil, natural gas and NGL prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors. The cost to renew such leases may increase significantly, and REP may not be able to renew such leases on commercially reasonable terms or at all. As such, REP’s actual drilling activities may differ materially from REP’s current expectations, which could adversely affect REP’s business. These risks are greater at times and in areas where the pace of REP’s exploration and development activity slows.
Declining general economic, business or industry conditions may have a material adverse effect on REP’s results of operations, liquidity and financial condition.
Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit, the worldwide COVID-19 pandemic and the United States financial market have contributed to increased economic uncertainty and diminished expectations for the global economy. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the global economy. These factors, combined with volatile commodity prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and a recession. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish, which could impact the price at which REP can sell its production, affect the ability of REP’s vendors, suppliers and customers to continue operations and ultimately adversely impact REP’s results of operations, liquidity and financial condition.
REP’s business and operations could be adversely affected if REP loses key personnel.
REP depends to a large extent on the services of its officers, including Bobby Riley, REP’s Chief Executive Officer, Kevin Riley, REP’s President, Corey Riley, REP’s Executive Vice President Business Development, and Michael Palmer, REP’s Executive Vice President Corporate Land. These individuals have extensive experience and expertise in evaluating and analyzing producing oil and natural gas properties and drilling prospects, maximizing production from oil and natural gas properties and developing and executing financing strategies. The loss of any of these individuals could have a material adverse effect on REP’s operations. REP does not maintain key-man life insurance with respect to any management personnel. REP’s success will be dependent on REP’s ability to continue to retain and utilize skilled technical personnel. The loss of the services of REP’s senior management or technical personnel could have a material adverse effect on REP’s business, financial condition and results of operations.
REP is susceptible to the potential difficulties associated with rapid growth and expansion and have a limited operating history.
REP has grown rapidly since REP began operations in June 2015. REP’s management believes that REP’s future success depends on its ability to manage the rapid growth that REP has experienced and the demands from increased responsibility on management personnel. The following factors could present difficulties:
•	increased responsibilities for REP’s executive level personnel;
•	increased administrative burden;
•	increased capital requirements; and
•	increased organizational challenges common to large, expansive operations.
REP’s operating results could be adversely affected if REP does not successfully manage these potential difficulties. The historical financial information incorporated herein is not necessarily indicative of the results that may be realized in the future. In addition, REP’s operating history is limited and the results from REP’s current producing wells are not necessarily indicative of success from REP’s future drilling operations.
Increases in interest rates could adversely affect REP’s business.
REP’s business and operating results can be harmed by factors such as the availability, terms and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause REP’s cost of doing business to increase, limit its ability to pursue acquisition opportunities, reduce cash flow used for drilling, and place REP at a competitive disadvantage. Potential disruptions and volatility in the global financial markets may lead to a contraction in credit availability impacting REP’s ability to finance its operations. REP requires continued access to capital. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect REP’s ability to achieve REP’s planned growth and operating results.
REP’s use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of REP’s drilling operations.
Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and REP could incur losses as a result of such expenditures. As a result, REP’s drilling activities may not be successful or economical.
Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect REP’s ability to conduct drilling activities in areas where REP operates.
Oil and natural gas operations in REP’s operating areas may be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Seasonal restrictions may limit REP’s ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay REP’s operations or materially increase REP’s operating and capital costs. Permanent restrictions imposed to protect threatened or endangered species and their habitats could prohibit drilling in certain areas or require the implementation of expensive mitigation or conservation measures. The designation of previously unprotected species in areas where REP operates as threatened or endangered could cause REP to incur increased costs arising from species protection measures or could result in limitations on REP’s exploration and production activities that could have a material adverse impact on REP’s ability to develop and produce REP’s reserves.

The enactment of derivatives legislation could have an adverse effect on REP’s ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with REP’s business.
The Dodd-Frank Act, enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and of entities, such as REP, that participate in that market. The Dodd-Frank Act requires the CFTC and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. In December 2016, the CFTC re-proposed regulations implementing limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. The Dodd-Frank Act and CFTC rules also will require REP, in connection with certain derivatives activities, to comply with clearing and trade-execution requirements (or to take steps to qualify for an exemption to such requirements). In addition, the CFTC and certain banking regulators have adopted final rules establishing minimum margin requirements for uncleared swaps. Although REP expects to qualify for the end-user exception to the mandatory clearing, trade-execution and margin requirements for swaps entered to hedge REP’s commercial risks, the application of such requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that REP uses for hedging. In addition, if any of REP’s swaps do not qualify for the commercial end-user exception, posting of collateral could impact liquidity and reduce cash available to REP for capital expenditures, therefore reducing REP’s ability to execute hedges to reduce risk and protect cash flow. It is not possible at this time to predict with certainty the full effects of the Dodd-Frank Act and CFTC rules on REP or the timing of such effects. The Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks REP encounters, and reduce REP’s ability to monetize or restructure REP’s existing derivative contracts. If REP reduces its use of derivatives as a result of the Dodd-Frank Act and CFTC rules, REP’s results of operations may become more volatile and REP’s cash flows may be less predictable, which could adversely affect REP’s ability to plan for and fund capital expenditures. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil, natural gas and NGL prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil, natural gas and NGLs. REP’s revenues could therefore be adversely affected if a consequence of the Dodd-Frank Act and CFTC rules is to lower commodity prices. Any of these consequences could have a material and adverse effect on REP, its financial condition or its results of operations.
Future federal, state or local legislation also may impose new or increased taxes or fees on oil and natural gas extraction or production.
Future changes in U.S. federal income tax laws, as well as any similar changes in state law, could eliminate or postpone certain tax deductions that currently are available with respect to oil and gas development, or increase costs, and any such changes could have an adverse effect on REP’s financial position, results of operations, and cash flows. Additionally, future legislation could be enacted that increases the taxes or fees imposed on oil and natural gas extraction or production. Any such legislation could result in increased operating costs and/or reduced consumer demand for petroleum products, which in turn could affect the prices REP receives for its oil, natural gas or NGLs.
REP’s business could be negatively affected by security threats, including cybersecurity threats, and other disruptions.
The oil and natural gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations. For example, the industry depends on digital technologies to interpret seismic data, manage drilling rigs, production equipment and gathering systems, conduct reservoir modeling and reserves estimation, and process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. As an oil and natural gas producer, REP’s technologies, systems, networks, and those of REP’s business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, misuse, loss or destruction of proprietary and other information, or other disruption of business operations that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. REP faces various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the security of REP’s facilities and infrastructure or third party facilities and infrastructure, such as processing plants and pipelines; and threats from terrorist acts. The potential for such security threats has subjected REP’s operations to increased risks that could have a material adverse effect on REP’s business. In particular, REP’s implementation of various procedures and controls to monitor and mitigate security threats and to increase security for REP’s information, facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of sensitive information, critical infrastructure or capabilities essential to REP’s operations and could have a material adverse effect on REP’s reputation, financial position, results of operations or cash flows. Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could lead to financial losses from remedial actions, loss of business or potential liability.
Loss of REP’s information and computer systems could adversely affect REP’s business.
REP is dependent on its information systems and computer-based programs, including REP’s well operations information, seismic data, electronic data processing and accounting data. If any of such programs or systems were to fail or create erroneous information in REP’s hardware or software network infrastructure, possible consequences include REP’s loss of communication links, inability to find, produce, process and sell oil and natural gas and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on REP’s business.
REP may not be able to keep pace with technological developments in its industry.
The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, REP may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before REP can. REP may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies REP uses now or in the future were to become obsolete, REP’s business, financial condition or results of operations could be materially and adversely affected.
Negative public perception regarding REP and/or its industry could have an adverse effect on REP’s operations.
Negative public perception regarding REP and/or its industry resulting from, among other things, concerns raised by advocacy groups about hydraulic fracturing, oil spills, seismic activity, greenhouse gas emissions, and explosions of natural gas transmission lines may lead to increased regulatory scrutiny, which may, in turn, lead to new state and federal safety and environmental laws, regulations, guidelines and enforcement interpretations. These actions may cause operational delays or restrictions, increased operating costs, additional regulatory burdens and increased risk of litigation. Moreover, governmental authorities exercise considerable discretion in the timing and scope of permit issuance and the public may engage in the permitting process, including through intervention in the courts. Negative public perception could cause the permits REP needs to conduct its operations to be withheld, delayed, or burdened by requirements that restrict REP’s ability to profitably conduct its business.
Anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of REP.
REP typically enters into agreements with its customers governing the use and operation of REP’s systems, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such anti-indemnity acts may restrict or void a party’s indemnification of REP, which could have a material adverse effect on REP’s business, financial condition, prospects and results of operations.

Acquisitions of assets or businesses may reduce, rather than increase, REP’s distributable cash flow or may disrupt REP’s business.
Even if REP makes acquisitions that REP believes will be accretive, these acquisitions may nevertheless result in a decrease in REP’s cash flow. Any acquisition involves potential risks that may disrupt REP’s business, including the following, among other things:
•	mistaken assumptions about volumes or the timing of those volumes, revenues or costs, including synergies;
•	an inability to successfully integrate the acquired assets or businesses;
•	the assumption of unknown liabilities;
•	exposure to potential lawsuits;
•	limitations on rights to indemnity from the seller;
•	the diversion of management’s and employees’ attention from other business concerns;
•	unforeseen difficulties operating in new geographic areas; and
•	customer or key employee losses at the acquired businesses.
REP’s credit facility has substantial restrictions and financial covenants that may restrict REP’s business and financing activities and its ability to declare dividends.
The operating and financial restrictions and covenants in REP’s credit facility restrict, and any future financing agreements likely will restrict, REP’s ability to finance future operations or capital needs, engage, expand or pursue REP’s business activities or pay dividends. REP’s credit facility restricts, and any future financing agreements likely will restrict, its ability to, among other things:
•	incur indebtedness;
•	issue certain equity securities, including preferred equity securities;
•	incur certain liens or permit them to exist;
•	engage in certain fundamental changes, including mergers or consolidations;
•	make certain investments, loans, advances, guarantees and acquisitions;
•	sell or transfer assets;
•	enter into sale and leaseback transactions;
•	redeem or repurchase units from REP’s unitholders;
•
pay dividends to REP’s unitholders unless the net leverage ratio does not exceed 2.75 to 1.0, the total revolving credit exposures under REP’s credit facility are not greater than 80% of the total revolving commitments, and no default or event of default then exists or would exist upon the payment of the dividend;

•	make certain payments of junior indebtedness;
•	enter into certain types of transactions with REP’s affiliates;
•	enter into certain restrictive agreements; and
•	enter into swap agreements and hedging arrangements.
REP’s ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of free cash flow and events or circumstances beyond REP’s control, such as a downturn in REP’s business or the economy in general or reduced oil, natural gas and NGL prices. A failure to comply with the provisions of REP’s revolving credit facility could result in a default or an event of default that could enable REP’s lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. Further, REP’s ability to pay dividends to its unitholders will be restricted and its lenders’ commitment to make further loans to REP may terminate. REP might not have, or be able to obtain, sufficient funds to make these accelerated payments, and REP’s common unitholders could experience a partial or total loss of their investment. In addition, REP’s obligations under its credit facility are secured by substantially all of its assets, and if REP is unable to repay its indebtedness under its credit facility, the lenders can seek to foreclose on its assets. Please read “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources and Liquidity—REP’s Revolving Credit Facility.”
Risks Related to the Combined Company
In determining whether you should approve the issuance of shares of TGC common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors-Risks Related to the Merger,” “Risk Factors-Risks Related to the Proposed Reverse Stock Split,” “Risk Factors-Risks Related to TGC” and “Risk Factors-Risks Related to REP,” which will also apply to the combined company.
After completion of the merger, REP’s executive officers, directors and principal stockholders will maintain the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.
Upon the completion of the merger, based on the Exchange Ratio of 97.796467 (as described herein), REP’s executive officers, directors and principal stockholders would, in the aggregate, own 91.9% of the fully diluted closing TGC common stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.
The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.
The market price of the combined company’s common stock following the merger could be subject to significant fluctuations following the merger. Market prices for securities of oil and natural gas exploration and production companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
•	the combined company’s operating and financial performance and drilling locations, including reserve estimates;
•	actual or anticipated fluctuations in the combined company’s quarterly results of operations, and financial indicators, such as net income, cash flow and revenues;
•	the combined company’s failure to meet revenue, reserves or earnings estimates by research analysts or other investors;
•	sales of the combined company’s common stock by the combined company or other stockholders, or the perception that such sales may occur;
•	the public reaction to the combined company’s press releases, the combined company’s other public announcements and the combined company’s filings with the SEC;
•	strategic actions by our competitors or competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;
•	publication of research reports about the combined company’s or the oil and natural gas exploration and production industry generally;
•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•	speculation in the press or investment community;
•	the failure of research analysts to cover the combined company’s common stock;

•	increases in market interest rates or funding rates, which may increase the combined company’s cost of capital;
•	changes in market valuations of similar companies to the combined company;
•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	actions by the combined company’s stockholders;
•	commencement or involvement in litigation;
•	general market conditions, including fluctuations in commodity prices;
•	political conditions in oil and gas producing regions;
•	domestic and international economic, legal and regulatory factors unrelated to the combined company’s performance; and
•	the realization of any risks described under this “Risk Factors” section.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s business, financial condition, results of operations and reputation.
The combined company may need to access funding through capital market transactions. Due to the combined company’s small public float, low market capitalization, and limited operating history, it may be difficult and expensive for the combined company to raise additional funds.
The combined company may need to raise funds through the issuance of shares of its common stock or securities linked to its common stock. The combined company’s ability to raise these funds may be dependent on a number of factors, including the risk factors further described herein and the low trading volume and volatile trading price of its shares of common stock. The stocks of small cap companies tend to be highly volatile. The combined company expects that the price of its common stock will be highly volatile for the next several years.
As a result, the combined company may be unable to access funding through sales of its common stock or other equity-linked securities. Even if the combined company were able to access funding, the cost of capital may be substantial due to its low market cap and its small public float. The terms of any funding the combined company is able to obtain may not be favorable to it and may be highly dilutive to its stockholders. The combined company may be unable to access capital due to unfavorable market conditions or other market factors outside of its control. There can be no assurance that it will be able to raise additional capital when needed. The failure to obtain additional capital when needed would have a material adverse effect on its business.
The merger will result in changes to the combined company’s board of directors that may affect the combined company’s business strategy and operations.
The composition of the combined company’s board of directors will change as described in more detail in the section of this proxy statement/prospectus titled “Management Following the Merger” of this proxy statement/prospectus. The newly comprised board of directors of the combined company may affect business strategies and operating decisions with respect to the combined company that may have an adverse impact on the combined company’s business, financial condition and results of operations following the completion of the transaction.
If the combined company fails to continue to meet the requirements for continued listing on the NYSE American stock exchange, its common stock could be delisted from trading, which would decrease the liquidity of its common stock and ability to raise additional capital.
TGC common stock is listed for quotation on the NYSE American. The combined company will be required to meet specified financial requirements, including requirements for a minimum amount of capital, a minimum price per share, a minimum public float and continued business operations so that it is not delisted or characterized as a “public shell company.” If the combined company is unable to comply with the NYSE American stock exchange’s listing standards, NYSE may determine to delist its common stock from the NYSE American stock exchange or other of NYSE’s trading markets. If the combined company’s common stock is delisted for any reason, it could reduce the value of its common stock and liquidity.
The pre-merger U.S. net operating loss carryforwards and certain other tax attributes of TGC are expected to be subject to limitations.
TGC’s ability to utilize net operating loss carryforwards and other tax attributes to offset future income could be limited if TGC undergoes an “ownership change” within the meaning of Section 382 of the Code. In general, an ownership change will occur if there is a cumulative increase in ownership of TGC common stock by five percent shareholders (as defined in the Code) that exceeds 50 percentage points over the lowest percentage of stock owned by such shareholders at any time over a rolling three-year period. If an ownership change does occur, Section 382 of the Code establishes an annual limitation on the amount of certain deferred tax assets that may be used to offset taxable income in the future years. A number of complex rules apply in calculating this limitation. An ownership change is expected to occur in the merger. Accordingly, all or a portion of TGC’s deferred tax assets, including net operating loss carryforwards, are expected to become subject to this limitation and as a result thereof, TGC’s federal income tax liability could increase and its business could be adversely affected.
The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses that REP did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NYSE American. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will consist of certain executive officers of REP prior to the merger. These executive officers and other personnel will need to devote substantial time regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.
If securities analysts do not publish research or reports about the combined company’s business or if they publish negative evaluations of the combined company’s stock, the price of the combined company’s stock could decline.
The trading market for the combined company’s common stock will rely, in part, on the research and reports that industry or financial analysts publish about the combined company or the combined company’s business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of this merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The combined company may not generate sufficient cash to support any dividend to its common stockholders.
The amount of any dividend will depend on the amount of cash the combined company generates from its operations, which will fluctuate from quarter to quarter based on, among other things:
•	the volumes of crude oil, natural gas and NGLs that the combined company produces;

•	market prices of crude oil, natural gas and NGLs and their effect on the combined company’s drilling and development plan;
•	the levels of the combined company’s operating expenses, maintenance expenses and general and administrative expenses;
•	regulatory action affecting:
○	the supply of, or demand for, crude oil, natural gas and NGLs;
○	the combined company’s operating costs or our operating flexibility;
•	prevailing economic conditions; and
•	adverse weather conditions.
In addition, the actual amount of cash the combined company will have available for dividends will depend on other factors, some of which are beyond the combined company’s control, including:
•	the combined company’s debt service requirements and other liabilities;
•	the combined company’s ability to borrow under its debt agreements to fund our capital expenditures and operating expenditures and to pay dividends;
•	fluctuations in the combined company’s working capital needs;
•	restrictions on dividends contained in any of the combined company’s debt agreements;
•	the cost of acquisitions, if any; and
•	other business risks affecting the combined company’s cash levels.
The amount of the combined company’s quarterly cash dividends, if any, may vary significantly both quarterly and annually.
Investors who are looking for an investment that will pay regular and predictable quarterly dividends should not invest in the combined company’s common stock. The combined company’s business performance may be more volatile, and our cash flow may be less stable, than other business models that pay dividends. The amount of the combined company’s quarterly dividends will generally depend on the performance of the combined company’s business, which has a limited operating history.
The combined company’s board of directors may modify or revoke our dividend policy at any time at its discretion.
The combined company is not required to pay any dividends on the combined company’s common stock at all. Accordingly, the combined company’s board of directors may change the dividend policy at any time at its discretion and could elect not to pay dividends on the combined company’s common stock for one or more quarters. Any modification or revocation of the combined company’s cash dividend policy could substantially reduce or eliminate the amounts of dividends to the combined company’s common stockholders. The amount of dividends the combined company makes, if any, and the decision to make any dividend at all will be determined by the combined company’s board of directors, whose interests may differ from those of its common stockholders.
The amount of cash the combined company has available for dividends to its common stockholders depends primarily on the combined company’s cash flow and not solely on the combined company’s profitability, which may prevent the combined company from paying dividends, even during periods in which it records net income.
The amount of cash the combined company will have available for dividends depends primarily upon its cash flow and not solely on its profitability, which will be affected by non-cash items. As a result, the combined company may pay cash dividends during periods when it records a net loss for financial accounting purposes and, conversely, it might fail to pay cash dividends on the combined company’s common stock during periods when it records net income for financial accounting purposes.
Delaware law imposes restrictions on the combined company’s ability to pay cash dividends on its common stock.
The combined company’s common stockholders do not have a right to dividends on such shares unless declared or set aside for payment by its board of directors. Under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then-current or the preceding fiscal year. Unless the combined company operates profitably, its ability to pay dividends on common stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of net assets (total assets less total liabilities) over capital. The combined company’s business may not generate sufficient surplus or net profits from operations to enable it to pay dividends on the common stock.
The unaudited pro forma combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the merger.
The unaudited pro forma combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. The unaudited pro forma combined financial statements have been derived from the historical consolidated financial statements of TGC and REP, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma combined financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma combined financial statements. As a result, the actual financial condition of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma combined financial statements. The assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition following the merger. For more information, please see the section titled “Unaudited Pro Forma Combined Financial Statements” in this proxy statement/prospectus.
Future sales of shares by existing stockholders could cause the combined company stock price to decline.
If existing stockholders of TGC and REP sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market, the trading price of the common stock of the combined company could decline. Based on the Exchange Ratio of 97.796467 (as described herein), upon completion of the merger, it is expected that approximately 17.2 million shares of the fully diluted closing TGC common stock will be freely tradable. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined company common stock could decline.
If the combined company fails to maintain an effective system of internal control over financial reporting, the combined company may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in the combined company’s financial and other public reporting, which would harm its business and the trading price of its common stock.
Effective internal control over financial reporting is necessary for the combined company to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the combined company to fail to meet its reporting obligations. In addition, any testing by the combined company, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by the combined company’s independent registered public accounting firm, as and when required, may reveal deficiencies in TGC’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the combined company’s reported financial information, which could have a negative effect on the trading price of its common stock.
Provisions in the combined company’s corporate charter documents and under Delaware law could make an acquisition of the combined company, which may be beneficial to its stockholders, more difficult and may prevent attempts by the combined company’s stockholders to replace or remove its current management.
Provisions in the combined company’s corporate charter (as proposed to be amended hereby) and by-laws (as proposed to be amended hereby) may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions:
•	allow the authorized number of the combined company’s directors to be changed only by resolution of the board of directors;
•	after a certain date, limit the manner in which stockholders can remove directors from the board;
•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to the board of directors;
•	after a certain date, require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by TGC’s stockholders by written consent;
•	limit who may call stockholder meetings;
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authorize the board of directors to issue preferred stock without stockholder approval, which could be used to institute a shareholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board of directors; and

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after a certain date, require the approval of the holders of at least 66 2/3% of the votes that all the combined company’s stockholders would be entitled to cast to amend or repeal certain provisions of its charter or by-laws.

The combined company’s bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with TGC or its directors, officers, employees or stockholders.
The combined company’s bylaws (as proposed to be amended) will provide that, unless TGC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on its behalf, any action asserting a breach of fiduciary duty owed by the combined company’s directors, officers, other employees or stockholders to the company or its stockholders, any action asserting a claim against the combined company’s arising pursuant to the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim arising pursuant to the combined company’s certificate of incorporation or by-laws or governed by the internal affairs doctrine.
The combined company’s bylaws (as proposed to be amended) will provide that, unless TGC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.
These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers, employees or stockholders, which may discourage such lawsuits against the combined company’s and its directors, officers, employees or stockholders. Alternatively, if a court were to find these provisions in the combined company’s bylaws to be inapplicable or unenforceable in an action, the combined company’s may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.
The combined company’s certificate of incorporation (as proposed to be amended hereby) will provide that certain stockholders and their affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in the combined company’s certificate of incorporation could enable these stockholders to benefit from corporate opportunities that might otherwise be available to the combined company.
If Proposal No. 5 is approved, the combined company’s certificate of incorporation will provide that Yorktown, Boomer and Bluescape and their affiliates (including portfolio investments of Yorktown, Boomer and Bluescape and their affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with the combined company. In particular, subject to the limitations of applicable law, the certificate of incorporation (as proposed to be amended) will, among other things:
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permit Yorktown, Boomer and Bluescape and their affiliates to conduct business that competes with the combined company and to make investments in any kind of property in which the combined company may make investments; and

•
provide that if Yorktown, Boomer and Bluescape or their affiliates or any director or officer of one of the combined company’s affiliates, Yorktown, Boomer and Bluescape or their affiliates who is also one of the combined company’s directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to the combined company.

Yorktown, Boomer and Bluescape or their affiliates, may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case the combined company may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with the combined company for these opportunities, possibly causing these opportunities to not be available to the combined company or causing them to be more expensive for the combined company to pursue. In addition, Yorktown, Boomer and Bluescape and their affiliates, may dispose of properties or other assets in the future, without any obligation to offer the combined company the opportunity to purchase any of those assets. As a result, the combined company’s renouncing its interest and expectancy in any business opportunity that may be from time to time presented to Yorktown, Boomer, Bluescape and their affiliates, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for the combined company.
Yorktown, Boomer and Bluescape have resources greater than the combined company will have, which may make it more difficult for the combined company to compete with any of them with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between the combined company and any of such parties, on the other hand, will be resolved in the combined company’s favor. As a result, competition from Yorktown, Boomer and Bluescape and their affiliates could adversely impact the combined company’s results of operations.
The combined company’s business and operations may be adversely affected by the recent COVID-19 pandemic or other similar outbreaks.
As a result of the COVID-19 outbreak that spread quickly across the globe, federal, state and local governments mobilized to implement containment mechanisms and minimize impacts to their populations and economies. Various containment measures, which included the quarantining of cities, regions and countries, while aiding in the prevention of further outbreak, have resulted in a severe drop in general economic activity and a resulting decrease in energy demand.
The timeline and potential magnitude of the COVID-19 outbreak is currently unknown. The continuation or amplification of this virus could continue to more broadly affect the United States and global economy, including the combined company’s business and operations, and the demand for oil and gas. For example, a significant outbreak of coronavirus or other contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect the combined company’s operating results. In addition, the effects of COVID-19 and concerns regarding its global spread have recently negatively impacted the domestic and international demand for crude oil and natural gas, which has contributed to price volatility. As the potential impact from COVID-19 is difficult to predict, the extent to which it may negatively affect the combined company’s operating results or the duration of any potential business disruption is uncertain. Any impact will depend on future developments and new information that may emerge regarding the severity and duration of COVID-19 and the actions taken by authorities to contain it or treat its impact, all of which will be beyond the combined company’s control. These potential impacts, while uncertain, could adversely affect the combined company’s results of operations.
The combined company’s effective tax rate may change in the future, which could adversely impact the combined company.
The TCJA significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, and revising the rules governing net operating losses. The TCJA remains unclear in some respects and continues to be subject to potential amendments and technical corrections. The United States Treasury Department and the IRS have issued significant guidance since the TCJA was enacted, interpreting the TCJA and clarifying some of the uncertainties, and are continuing to issue new guidance. There are still significant aspects of the TCJA for which further guidance is expected, and both the timing and contents of any such future guidance are uncertain.
Further, changes to the U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on the combined company. For example, President-elect Biden has suggested the reversal or modification of some portions of the TCJA and certain of these proposals, if enacted, could increase the effective tax rate of the combined company. There can be no assurance that any such proposed changes will be introduced as legislation or, if introduced, later enacted, and, if enacted, what form such enacted legislation would take. Such changes could potentially have retroactive effect.
In light of these factors, there can be no assurance that the effective income tax rate of the combined company will not change in future periods. If the effective tax rate were to increase as a result of the future legislation, the combined company’s business could be adversely affected.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning TGC, REP, the proposed merger and other matters. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as TGC and REP cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. All statements, other than statements of historical facts, included herein concerning, among other things, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our dividend policy, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology including “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:
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the merger consideration may have greater or lesser value at the closing than at the time the merger agreement is signed because the Exchange Ratios are not adjustable based on the market price of TGC common stock;

•	failure to complete the merger may result in either party paying expenses to the other party and could harm the future business and operations of each company;
•	if the conditions to the merger are not met, including failure to timely or at all obtain stockholder approval for the merger, the merger may not occur;
•	the timing of the consummation of the merger is uncertain as is the ability of each of TGC and REP to consummate the merger;
•	the merger may be completed even though material adverse changes may occur;
•	TGC may not be able to correctly estimate its operating expenses and its expenses associated with the merger;
•	some executive officers of each company have interests in the merger that are different from yours, which may cause them to support or approve the merger without regard to your interests;
•	the market price of TGC common stock may decline following the merger;
•	restrictions in the merger agreement may prevent TGC and REP from entering into a business combination with another party at a favorable price;
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certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement;

•	the REP members may receive consideration in the merger that is greater or less than fair market value of the REP common units due to the lack of a public market for REP common units;
•	if the merger does not qualify as an exchange under Section 351 of the Code, the receipt of TGC common stock pursuant to the merger could be fully taxable to all REP members;
•	the combined company may never earn a profit;
•	the combined company may not be able to raise additional funds when necessary, and/or on acceptable terms;
•	the combined company’s small public float, low market capitalization, and limited operating history, may make it difficult and expensive for the combined company to raise additional funds;

•
the pro forma combined financial statements may not be an indication of the combined company’s financial condition or results of operations following the completion of the merger and the transactions contemplated thereby;

•	the merger will result in changes to the combined company’s board of directors that may affect the combined company’s business strategy and operations;
•	both companies expect the price of the combined company’s common stock may be volatile and may fluctuate substantially following the merger and the transactions contemplated thereby;
•	if the combined company were to be delisted from NYSE American stock exchange, it could reduce the visibility, liquidity and price of its common stock;
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a significant portion of the combined company’s total outstanding shares of common stock may be sold into the public market at any point, which could cause the market price of the combined company’s common stock to drop significantly, even if the combined company is doing well;

•	the combined company will have broad discretion in the use of its cash reserves and may not use them effectively;
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the combined company expects to continue to incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance initiatives and corporate governance practices;

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provisions in the combined company’s certificate of incorporation, its bylaws or Delaware law might discourage, delay or prevent a change in control of the company or change its management, which may depress the price of its common stock; and

•	securities analysts’ published reports could cause a decline in the price of the combined company’s stock.
The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. TGC and REP can give no assurance that the conditions to the merger will be satisfied. For further discussion of the factors that may cause TGC, REP or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of TGC and REP to complete the merger and the effect of the merger on the business of TGC, REP and the combined company, see the section titled “Risk Factors” in this proxy statement/prospectus.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by TGC. See section titled “Where You Can Find More Information” of this proxy statement/prospectus.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of TGC, REP or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. TGC and REP do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF TGC STOCKHOLDERS
Date, Time and Place
The TGC special meeting will be held on February 25, 2021 virtually at 9:00 a.m., Mountain time, by going to the following URL address, https://www.cstproxy.com/tengasco/sm2021. Due to the public health impact and related travel concerns our stockholders may have because of the coronavirus pandemic (COVID-19) and recommendations that public health officials have issued related thereto, the special meeting will be held virtually.
TGC is delivering this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the TGC board of directors for use at the TGC special meeting and any adjournments or postponements of the TGC special meeting. This proxy statement/prospectus is first being furnished to TGC stockholders on or about February 4, 2021.
Purposes of the TGC Special Meeting
The purposes of the TGC special meeting are to consider and vote on:
1.
Proposal to approve and adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger and the issuance of shares of TGC common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger (the “TGC share issuance proposal”).

2.
Proposal to approve and adopt an amendment to TGC’s amended and restated certificate of incorporation (which we refer to as the “TGC charter”) to increase the number of authorized shares of TGC common stock from 100 million to 240 million, which will be effective upon the closing of the merger (or shortly prior to such closing) (the “TGC share increase proposal”).

3.	Proposal to approve and adopt an amendment to the TGC charter to change the corporate name of TGC from “Tengasco, Inc.” to “Riley Exploration Permian, Inc.” (the “TGC name change proposal”).
4.
Proposal to approve and adopt an amendment to the TGC charter to effect a reverse stock split of TGC’s outstanding common stock in a ratio of between one-for-eight and one-for-twelve (the “reverse stock split”), in the sole discretion of the board of directors of TGC and to be mutually agreed to between TGC and REP, prior to the effectiveness of the merger (the “TGC reverse split proposal”).

5.
Proposal to approve and adopt an amendment to the TGC charter to effect a waiver of corporate opportunities that could be owed to TGC by investment funds sponsored or managed by Yorktown Partners LLC, Bluescape Riley Exploration Holdings LLC and Boomer Petroleum, LLC, which will be effective upon the closing of the merger (or shortly prior to such closing) (the “TGC corporate opportunities proposal”).

6.
Proposal to approve and adopt an amendment to the TGC charter to effect a requirement that the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC charter after a certain date (the “TGC charter amendments provision proposal”).

7.
Proposal to approve and adopt an amendment to the TGC bylaws to effect a requirement that the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC bylaws after a certain date (the “TGC bylaws amendments provision proposal”).

8.	Proposal to approve and adopt the 2021 Long Term Incentive Plan (the “TGC equity plan proposal”).
9.
Proposal to approve, on a non-binding advisory basis, the compensation that may become payable to TGC’s named executive officers in connection with the completion of the merger (the “TGC compensation proposal”).

10.
Proposal to adjourn the TGC special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the TGC share issuance proposal, TGC share increase proposal, TGC name change proposal, TGC reverse split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, TGC bylaws amendments provision proposal, TGC equity plan proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to TGC stockholders (the “TGC adjournment proposal”).
Recommendation of the TGC Board of Directors
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The TGC board of directors has determined that the transactions contemplated by the merger agreement are fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the merger agreement and such transactions, including the issuance of shares of TGC common stock to the REP members pursuant to the terms of the merger agreement. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 1 to approve and adopt the merger agreement and the transactions contemplated thereby, including the issuance of shares of TGC common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger.

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The TGC board of directors has determined that the TGC share increase proposal is fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the TGC share increase proposal. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 2 to approve and adopt an amendment to the amended and restated certificate of incorporation of TGC to increase the number of authorized shares of TGC common stock from 100 million to 240 million, which will be effective upon the closing of the merger (or shortly prior to such closing).

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The TGC board of directors has determined that the TGC name change proposal is fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the TGC name change proposal. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 3 to approve and adopt an amendment to the amended and restated certificate of incorporation of TGC to change the corporate name of TGC from “Tengasco, Inc.” to “Riley Exploration Permian, Inc.”

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The TGC board of directors has determined that the reverse stock split is fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the reverse stock split. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 4 to approve and adopt an amendment to the amended and restated certificate of incorporation of TGC effecting the reverse stock split.

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The TGC board of directors has determined that the TGC corporate opportunities proposal is fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the TGC corporate opportunities proposal. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 5 to approve and adopt the TGC corporate opportunities proposal.

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The TGC board of directors has determined that the TGC charter amendments provision proposal is fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the TGC charter amendments provision proposal. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 6 to approve and adopt the TGC charter amendments provision proposal.

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The TGC board of directors has determined that the TGC bylaws amendments provision proposal is fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the TGC bylaws amendments provision proposal. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 7 to approve and adopt the TGC bylaws amendments provision proposal.

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The TGC board of directors has determined that the 2021 Long Term Incentive Plan is fair to, advisable and in the best interests of TGC and TGC stockholders and has approved and declared advisable the 2021 Long Term Incentive Plan. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 8 to approve and adopt the 2021 Long Term Incentive Plan.

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The TGC board of directors has determined that the compensation that may become payable to TGC’s named executive officers in connection with the completion of the merger is fair to, advisable and in the best interests of TGC and TGC stockholders and recommends that TGC stockholders vote “FOR” Proposal No. 9 to approve, on a non-binding advisory basis, the TGC compensation proposal.

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The TGC board of directors has determined and believes that adjourning the TGC special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4, 5, 6, 7 or 8 or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to TGC stockholders is advisable to, and in the best interests of, TGC and TGC stockholders. The TGC board of directors recommends that TGC stockholders vote “FOR” Proposal No. 10 to adjourn the TGC special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4, 5, 6, 7 or 8 or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to TGC stockholders.

Record Date and Voting Power
Only holders of record of TGC common stock at the close of business on the Record Date, January 28, 2021, are entitled to notice of, and to vote at, the TGC special meeting. There were approximately 244 holders of record of TGC common stock at the close of business on the Record Date. At the close of business on the Record Date, 10,685,042 shares of TGC common stock were issued and outstanding. Each share of TGC common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the TGC special meeting. See the section titled “Principal Stockholders of TGC” in this proxy statement/prospectus for information regarding persons known to the management of TGC to be the beneficial owners of more than 5% of the outstanding shares of TGC common stock.
Voting and Attending the Special Meeting; Revocation of Proxies
The proxy accompanying this proxy statement/prospectus is solicited on behalf of the TGC board of directors for use at the TGC special meeting.
If you are the “record holder” of shares of TGC common stock, meaning that your shares are registered in your name in the records of TGC’s transfer agent, Continental Stock Transfer & Trust Company:
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You will receive a proxy card from Continental Stock Transfer. The proxy card will tell you how you may vote your shares before the special meeting. The proxy card also contains instructions on how to attend the virtual special meeting and provides the required URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the following phone number or e-mail address: 917-262-2373, or email to proxy@continentalstock.com.

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You can (but are not required to) pre-register to attend the virtual special meeting. Pre-registration begins February 23, 2021 at 9:00 a.m. Mountain Time. Enter the following URL address, https://www.cstproxy.com/tengasco/sm2021, into your browser then enter your control number, name, and email address. Once you pre-register you can vote your shares. At the start of the special meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the special meeting. If you have not pre-registered, you may still attend the special meeting by following the same procedure as for “pre-registering” set out in this paragraph. On the day of the special meeting you will log in to the special meeting by going to the following URL address, https://www.cstproxy.com/tengasco/sm2021. You should do this about 15 minutes before the special meeting to assure timely entrance to the virtual special meeting.

If your shares are held in “street name,” meaning they are held for your account by an intermediary, such as a broker, then you are deemed to be the beneficial owner of your shares and the broker that actually holds the shares for you is the record holder and is required to vote the shares it holds on your behalf according to your instructions. The proxy materials, as well as voting and revocation instructions, should have been forwarded to you by the broker that holds your shares. In order to vote your shares, you will need to follow the instructions that your broker provides you. Many brokers solicit voting instructions over the Internet or by telephone. However, the forms you receive from the broker will not contain instructions for attending the virtual special meeting. If you vote your shares before the special meeting, you are not obliged to attend the special meeting but are welcome to do so. To attend the virtual special meeting, follow one of the two choices below:
To Attend the Virtual Special Meeting and Vote your Shares at the Special Meeting
To attend the virtual special meeting and vote shares at the special meeting, beneficial owners will need to contact Continental Stock Transfer to receive a control number. Continental Stock Transfer contact information is as follows: 917-262-2373 or email to proxy@continentalstock.com. If you plan to vote at the special meeting you will also need to have what is called a “legal proxy” that you must obtain from your broker. This assures your votes will not be double counted. Without the “legal proxy” from your broker, you will not be allowed to vote at the special meeting even though you have obtained a control number and are thereby entitled to attend the special meeting. On the day of the special meeting you will log in to the virtual special meeting by going to https://www.cstproxy.com/tengasco/sm2021.
To Attend the Virtual Special Meeting but Not Vote your Shares at the Special Meeting
If you are a beneficial owner and would like to join the virtual special meeting but do not want or need to vote your shares at the special meeting, Continental Stock Transfer will issue you a guest control number with proof of your stock ownership. You must contact Continental Stock Transfer for specific instructions on how to receive the guest control number. Continental Stock Transfer can be contacted at the number or email address as follows: 917-262-2373, or email to proxy@continentalstock.com. Please allow up to 72 hours prior to the special meeting for processing your control number. On the day of the special meeting you will log in to the virtual special meeting by going to https://www.cstproxy.com/tengasco/sm2021.
All properly executed proxies that are not revoked will be voted at the TGC special meeting and at any adjournments or postponements of the TGC special meeting in accordance with the instructions contained in the proxy. If a holder of shares of TGC common stock executes and returns a proxy and does not specify otherwise, the shares of TGC common stock represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the TGC board of directors.
TGC stockholders of record may change their vote at any time before their proxy is voted at the TGC special meeting in one of four ways:
•	Change your vote over the Internet or telephone;
•	Sign and return a new proxy card;
•	Attend the TGC special meeting and vote virtually. Simply attending the TGC special meeting will not, by itself, revoke your proxy or change your vote; or
•	Give the TGC corporate secretary written notice before or at the meeting that you want to revoke your proxy.
If a TGC stockholder who owns shares of TGC common stock in “street name” has instructed a broker to vote its shares of TGC common stock, the stockholder must follow the directions received from its broker to change those instructions.
Required Vote
The presence, in person, virtually or represented by proxy, at the TGC special meeting of the holders of a majority in voting power of the shares of TGC common stock issued and outstanding and entitled to vote at the TGC special meeting is necessary to constitute a quorum at the TGC special meeting. Abstentions and broker non-votes will be counted toward a quorum.
The approval of the TGC share issuance proposal, TGC equity plan proposal, TGC compensation proposal, and TGC adjournment proposal, if necessary, to solicit additional proxies, requires the affirmative vote of TGC stockholders having a majority in voting power of the votes cast by the holders of all of the shares of TGC’s stock present or represented by proxy at the TGC special meeting. The approval of the TGC share increase proposal, TGC name change proposal, TGC reverse split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, and the TGC bylaws amendments provision proposal require the affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting.
Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. All of the proposals to be acted on at the TGC special meeting, except for Proposal No. 4 regarding the reverse stock split and Proposal No. 10 regarding the adjournment of the TGC special meeting, are anticipated to be non-routine matters. Proposal Nos. 2, 3, 4, 5, 6 and 7 require the affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal and accordingly broker non-votes with respect to these proposals will have the same effect as a vote “AGAINST” such proposals. Broker non-votes will not be considered votes cast by the holders of all of the shares of TGC common stock present virtually or represented by proxy at the TGC special meeting and voting affirmatively or negatively and will therefore not have any effect with respect to Proposal Nos. 1, 8, 9, and 10.
Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement but will not be counted as votes cast. If there is no quorum, the holders of a majority of shares present virtually or represented by proxy at the TGC special meeting may adjourn the TGC special meeting to another date.
If you are a TGC stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 8, 9, and 10 and will have the same effect as a vote “AGAINST” Proposal Nos. 2, 3, 4, 5, 6, and 7.
As of the date of this proxy statement/prospectus, TGC is not aware of any affiliate of REP owning any shares of TGC common stock entitled to vote at the TGC special meeting.
Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of TGC may solicit proxies from TGC stockholders by personal interview, telephone, telegram or otherwise. TGC will pay the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of TGC common stock for the forwarding of solicitation materials to the beneficial owners of TGC common stock. TGC will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.
Other Matters
As of the date of this proxy statement/prospectus, the TGC board of directors does not know of any business to be presented at the TGC special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters properly come before the TGC special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER
This section and the section titled “The merger agreement” in this proxy statement/prospectus describe the material aspects of the merger, including the merger agreement. While TGC and REP believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the merger agreement, including the merger agreement, attached to this proxy statement/prospectus as Annex A, the opinion of Roth Capital Partners attached as Annex B, and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.
Background of the Merger
As part of their ongoing evaluation of TGC’s business, TGC’s board of directors and senior management regularly reviews TGC’s performance, future growth prospects and overall strategic direction in light of developments in TGC’s business, in the oil and gas sectors in which it competes, in the economy generally and in the financial markets. These reviews have included consideration of investments, diversification into new basins, purchases and sales of assets and businesses, joint ventures and potential strategic business combinations and other transactions with third parties that would further its strategic objectives and ability to create shareholder value.
As part of this review process, following the decline of crude oil and natural gas commodity prices in 2019 and the general business environment confronted by exploration and production companies in the near term, and taking into account the challenges of being a small public company with limited financing opportunities, the TGC board of directors authorized management to engage Roth Capital Partners, LLC (“Roth”) as TGC’s financial advisor on December 17, 2019 for the purpose of proactively conducting a process to determine if viable strategic opportunities were available to TGC that could maximize shareholder value.
During the strategic review, Roth contacted over 93 distinct parties, 27 groups executed nondisclosure agreements, and ten entities presented to the TGC board of directors. In considering a possible business combination, a wide range of options, ranging from a merger with a like-sized public oil and gas company, a merger into an early stage liquid natural gas export project, a business combination with a distributed clean energy company, and a merger with a technology communications platform were all considered. In addition, TGC received five proposals regarding the outright divestment of its oil and gas assets.
In each case Roth and the TGC board of directors considered the merits of the possible transactions, but determined that each possible transaction included risks that were not inherent when compared to the proposed transaction with REP and determined to not pursue the potential transactions. The potential transactions involved businesses that were smaller, were pre-revenue, or had complex ownership structures. In addition, part of the rationale of conducting a business combination with TGC in many of the proposed transactions was to immediately raise additional capital to execute on the respective business strategy of the counterparty that would result in further dilution to TGC shareholders on terms that were unknown. Lastly, the TGC board of directors was generally concerned about the respective entities ability to properly function as a public company, given the reporting and governance requirements. In the proposed transaction in which a complete divestment of TGC’s oil and gas assets was contemplated, the TGC board of directors was concerned with the inherent risks of TGC divesting its core assets and the subsequent business combination not being consummated.
On January 6, 2020, representatives of Roth contacted Bobby Riley, REP’s Chairman and CEO to discuss TGC and the possibility of a business combination as a manner to achieve REP’s goal of becoming a publicly traded company. Roth was aware of REP’s intent to go public as a result of a prior engagement in February of 2019 when REP intended to conduct an initial public offering with Roth acting as REP’s lead left underwriter, which initial public offering was abandoned by Riley in July 2019.
On January 8, 2020, REP held a meeting of its board of managers to discuss its fiscal year 2019 results, year-to-date operations, as well as the possibility of pursuing certain strategic transactions, including a potential transaction with TGC. On January 9, 2020, REP entered into a Mutual Non-Disclosure Agreement with TGC in order to begin discussions with TGC to determine if a potential transaction with TGC might be preferable to pursuing a public offering or remaining as a private company.
On January 14, 2020, the TGC announced via a press release that that the TGC board of directors had commenced a process to explore potential transactions or combinations in order to maximize shareholder value.

On January 16, 2020, Bobby Riley, Kevin Riley, REP’s President, and Jeff Gutman, REP’s then-Chief Financial Officer, had dinner in Oklahoma City, Oklahoma with Mike Rugen, TGC’s CFO/Interim CEO, and Alex Montano, Managing Director of Investment Banking with Roth Capital Partners, TGC’s financial advisor.
On January 17, 2020, Bobby Riley, Kevin Riley, and Jeff Gutman met at the corporate offices of REP in Oklahoma City, Oklahoma to discuss general overviews of the companies with Mike Rugen and Alex Montano.
On February 28, 2020, Bobby Riley, Kevin Riley, and Jeff Gutman had a teleconference with Alex Montano to discuss a possible business combination between TGC and REP.
On March 2, 2020 and following discussions with TGC, REP prepared and submitted a draft proposal to TGC outlining the general terms and conditions of a potential transaction.
On March 2, 2020, the TGC board of directors held a meeting, where among other things the draft proposal from REP was discussed. Taking into consideration a range of factors, the TGC board of directors determined a possible transaction with REP could be advantageous to shareholders of TGC and asked that REP submit a formal proposal.
On March 5, 2020, after considering the summary proposal and discussing the proposed transaction with legal counsel, REP sent an initial draft of a term sheet for a proposed merger between REP and TGC to Alex Montano, Managing Director of Investment Banking with Roth. Based on initial feedback from Alex Montano, REP sent a revised version of the initial draft term sheet on March 6, 2020.
Between the submission of the initial draft term sheet on March 6, 2020 and June 9, 2020, REP and TGC paused discussions regarding the transaction due to conditions brought about following the World Health Organization’s March 2020 classification of the outbreak of COVID-19 as a pandemic. The nature of COVID-19 led to worldwide shutdowns, reductions in commercial and interpersonal activity and changes in consumer behavior. In an attempt to control the spread of COVID-19, governments around the world imposed laws and regulations such as shelter-in-place orders, quarantines, executive orders and similar restrictions. As a result, the global economy has been marked by significant slowdown and uncertainty, which in turn has led to a precipitous decline in oil prices in response to decreased demand, further exacerbated by global energy storage shortages and by the price war among members of the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC producer nations during the first quarter of 2020. During this time TGC continued to explore possible transactions with a number of parties, of which three were deemed by the Board of Directors to be viable options.
On June 4, 2020, Bobby Riley, Kevin Riley, Jeff Gutman, and Beth di Santo, outside legal counsel to REP, participated in a teleconference with Alex Montano regarding the March 6th draft term sheet. On June 9, 2020, REP further engaged in conversations with Alex Montano regarding the March 6th draft term sheet.
On June 10, 2020, REP circulated a further revised draft of the term sheet reflecting the updated terms discussed amongst the participants on the teleconference, including the post-closing composition of the surviving company’s board of directors and conditions to closing.
On June 15, 2020, Roth hosted a conference call for REP to give the TGC board of directors a corporate overview of REP, along with updates to its business as it related to REP’s response to the market conditions caused by the COVID-19 pandemic and the price war among members of OPEC and other non-OPEC producer nations. The participants in the conference call included Bobby Riley, Kevin Riley, Jeff Gutman, Bryan Lawrence, an REP manager and founder and senior manager of Yorktown Partners, LLC, and Beth di Santo, along with Mike Rugen, Cary Sorensen, TGC’s Vice President, General Counsel and Corporate Secretary, Peter Salas, TGC’s Chairman of the Board, Matthew Behrent, a TGC director, Richard Thon, a TGC director, and Alex Montano.
On June 16, 2020, TGC held a board of directors meeting to discuss open options, the proposal of REP and the possibility of divesting of TGC producing assets in Kansas. During this board meeting it was determined to focus efforts on a possible transaction with REP given it financial strength, growth profile, proven management team and financial outlook.
On June 22, 2020, REP circulated a final draft of the term sheet reflecting the results of the negotiations between REP and TGC.

On June 23, 2020, REP and TGC entered into a non-binding indicative term sheet outlining the proposed terms (including the exchange ratio), conditions and timing of a merger between the two companies. Upon entry into the non-binding indicative term sheet with REP, TGC ended solicitation of expressions of interest from other parties in the process being conducted by Roth.
Following execution of the non-binding indicative term sheet, REP and TGC each commenced due diligence and began to negotiate the terms of a definitive merger agreement. On July 22, 2020, REP submitted an initial draft merger agreement to TGC.
On July 30, 2020, representatives of di Santo Law PLLC (“di Santo Law”) and Thompson & Knight LLP (“T&K”), each counsel to REP, and representatives of Davis Graham & Stubbs LLP (“DGS”), counsel to TGC, met telephonically to discuss certain issues in the merger agreement, including REP’s equity structure, the exchange ratio for the merger, required approvals by REP, D&O insurance, and issues involving employees and employee benefit plans of the two companies.
On August 6, 2020, TGC held a board meeting in which the directors, Mike Rugen, Cary Sorensen, and representatives of DGS and Roth discussed the initial draft of the merger agreement.
On August 7, 2020, representatives of DGS submitted a revised draft of the merger agreement to REP.
Over the course of the following several weeks, consultants and advisors of each of TGC and Riley continued to perform diligence, including diligence regarding each company’s financial condition, accounting, tax, and legal and environmental matters.
On August 13, 2020, the Riley board of managers met and discussed the status of the merger discussions and the ongoing due diligence review. The REP board ratified the scope of services to be provided by Truist Securities, Inc. pursuant to an engagement letter dated as of August 7, 2020 to act as REP’s financial advisor for the transaction.
On August 14, 2020, TGC requested that Roth prepare an opinion as to the fairness of the exchange ratio contemplated by the merger agreement to TGC.
On August 21, 2020, REP submitted a revised draft of the merger agreement to TGC incorporating changes relating to the corporate governance proposals for the proxy statement, the adjustment provisions, conversion of the REP Series A Preferred Units and the representations and warranties and conditions to closing of the merger.
On September 1, 2020, representatives of Truist Securities, Inc. made a presentation to the REP board of managers regarding its analysis of the proposed merger with TGC and various alternative transactions. The participants in the conference call included REP board of managers, REP’s senior management, Beth di Santo, REP’s corporate counsel, Amy R. Curtis from T&K, REP’s counsel, and the following representatives from Truist Securities, Inc.: Jim Warren, Managing Director, Matt Seiber, Vice President, and Michael Essex, Managing Director.
Also on September 1, 2020, TGC held a board meeting in which the directors, Mike Rugen, Cary Sorensen, and representatives of DGS and Roth discussed the most recent draft of the merger agreement. Following that board meeting, representatives of DGS transmitted a list of open business points on the merger agreement, including required member consent of REP, REP’s proposed fiduciary out, TGC’s proposed out for an intervening event, D&O insurance, termination of the merger agreement by REP for unsatisfactory results of due diligence, a closing condition that REP receive lender consent to the merger, termination following a proposed end date, and expense reimbursement following certain terminations of the merger agreement.
On September 8, 2020, representatives of REP, di Santo Law, T&K, TGC and DGS met telephonically to negotiate the issues raised in DGS’ list of open business points.
On September 9, 2020, the REP board of managers met to discuss the status of the merger agreement, results of legal and financial due diligence review of TGC and post-closing liquidity. The REP board of managers directed REP management to incorporate additional provisions in the merger agreement to address various due diligence concerns relating to an environmental matter involving TGC.
Following the September 9, 2020 meeting of the REP board of managers, the parties engaged in ongoing negotiations regarding the terms of merger agreement. As part of these negotiations, REP board of managers, senior management and legal counsel engaged in a series of telephonic meetings regarding ongoing negotiations and the status of the due diligence review. On September 18, 2020, the REP board of managers authorized senior management and legal counsel to engage in ongoing negotiations with a view towards finalizing the merger agreement.
On September 21, 2020, REP’s legal counsel submitted a list of open items to be resolved, including resolution of prior legal issues involving entities controlled by Peter Salas vis-à-vis a release agreement and possible insurance coverage for related claims. During the following weeks, legal counsel for each of REP and TGC engaged in a series of teleconferences and correspondence regarding requisite documents to resolve all of the pending issues, including further revisions to the merger agreement, disclosure schedules and exhibits.
On October 8, 2020, REP submitted a revised draft of the merger agreement to TGC.
On October 9, 2020, representatives of REP, TGC, di Santo Law, and DGS met telephonically to negotiate the revised draft of the merger agreement sent by REP.
On October 11, 2020, TGC submitted a revised draft of the merger agreement to REP incorporating changes relating to the representations and warranties and conditions to closing of the merger.
On October 14, 2020, TGC submitted a further revised draft of the merger agreement to REP.
On October 17, 2020, TGC submitted a further revised draft of the merger agreement to REP.
On October 20, 2020, TGC submitted a further revised proposed final draft of the merger agreement, including the proposed final versions of all exhibits, to REP.
On October 20, 2020, the TGC board of directors held a telephonic meeting together with members of TGC management and representatives of DGS and Roth. At the meeting the TGC board of directors reviewed and asked questions about the merger agreement provided by REP and circulated to the board prior to the meeting, and the attachments thereto, and the proposed resolutions of the board required to approve the merger agreement and the transactions related thereto. The TGC board of directors received reports on the due diligence performed by management, outside accountants, counsel, and engineering staff as to assets of REP, accounting and legal matters. The TGC board of directors reviewed updated financial information furnished by REP and circulated prior to the meeting. Roth then reviewed with the TGC board of directors its financial analysis of the exchange ratio provided for in the merger agreement and delivered to the TGC board of directors its October 20, 2020 oral opinion, which was confirmed by delivery of a written opinion, dated October 20, 2020, to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the TGC stockholders, as more fully described in the section “Opinion of Roth Capital Partners, LLC to the TGC Board of Directors”. Following a discussion of these matters, the TGC board of directors unanimously (i) determined that, subject to the finalization of the merger agreement and related matters, the merger agreement and the transactions contemplated thereby, including the merger and the issuance of TGC common stock in the merger, were fair to, and in the best interests of, TGC and TGC’s stockholders, (ii) adopted and approved the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares in the merger, and (iii) resolved to recommend that TGC’s stockholders adopt and approve the merger and the issuance of TGC common stock in the merger.
On October 21, 2020, TGC and REP signed the merger agreement, and a press release was issued by TGC and REP announcing the signing of the merger agreement.
On October 22, 2020, an investor presentation was made via webcast concerning the signing of the merger agreement.
TGC Reasons for the Merger
The following discussion sets forth material factors considered by the TGC board of directors in reaching its determination to approve the terms and authorize the execution of the merger agreement for the purpose of implementing the merger; however, it may not include all of the factors considered. Because of the number and wide variety of factors considered in connection with its evaluation of the merger agreement, the TGC board of directors did not consider it practicable to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, and did not attempt to do so. The TGC board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. Individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the terms and authorize the execution of the merger agreement for the purpose of consummating the merger, the TGC board of directors consulted with TGC’s senior management, legal counsel and other advisors reviewed a significant amount of information and considered a number of factors, including, among others:
•
TGC’s prospects if it remained a small public company in the capital-intensive oil and gas exploration business, including its available capital and sources of additional capital and the expected commodity price levels to be experienced in future periods;

•	Current and historical information about TGC’s operations, financial performance, and management;
•
That TGC, under the direction of the TGC board of directors, had conducted a publicly disclosed and active strategic alternatives process over a lengthy period of time and determined that the likelihood, if any, of any superior alternative strategic transaction being or becoming available in the near term in view of TGC’s available capital and sources of additional capital was remote;

•	The expectation that additional capital resources would be available to the combined company as a result of the merger;
•
The additional exploration opportunities available to the combined company, including drilling opportunities in an active and major productive area, the Permian Basin in Texas and New Mexico, and other properties;

•
The belief that the combined company will be able to benefit TGC’s existing stockholders by executing on REP’s business plan and taking advantage of TGC’s remaining assets and its public reporting platform;

•
The benefit to TGC’s existing stockholders resulting from their ability to participate in the growth of the combined company and continue to have liquidity as to their shares, potentially to a greater degree in the future as a result of the merger;

•
The expectation that the merger agreement provides the combined company with an experienced and qualified management team with a demonstrated record of success in the oil and gas exploration and production business in a major production area;

•
The expectation that a dividend to the holders of the combined company’s common stock will continue in future periods, that the payment of dividends provides a potential growth factor to the value of the combined company’s stock in the public markets, and the potential of a dividend is an element of value not currently available to TGC’s shareholders;

•
The expectation that TGC would continue to have representation on the board of directors of the combined company and its management team through the placement of TGC’s current CFO and interim CEO as a director of the combined company and as CFO of the combined company going forward;

•
The belief that the terms of the merger agreement appropriately recognized the inherent value of TGC’s status as a public company to entities such as REP that desired to enter the public markets via a merger process;

•
The financial presentation and opinion, dated October 20, 2020, of Roth to the TGC board of directors as to the fairness to the TGC stockholders, from a financial point of view and as of the date of such opinion, of the Exchange Ratio, which opinion was based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion;

•
The terms and conditions of the merger agreement, including, without limitation, the following: the expected relative percentage ownership of TGC’s stockholders and REP members in the combined company initially at the closing and the implied valuation of REP and TGC;

•
The terms of the merger agreement that permit TGC to discuss and negotiate an unsolicited acquisition proposal should one be made, and permit TGC to terminate the merger agreement in order to accept a “superior proposal,” in each case in certain circumstances and subject to certain payment obligations; and

•
The fact that the merger agreement allows the TGC board of directors, under specified circumstances, to change or withdraw its recommendation to its stockholders with respect to the approval of the merger subject to certain payment obligations.

The TGC board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following:
•
The fact that existing TGC’s stockholders are expected to own approximately 5% of the outstanding capital stock of the combined company on a fully diluted basis, and will therefore experience a high degree of dilution in terms of their current ownership as a result of the merger;

•	The fact that REP’s business plan and the implementation of that plan is subject to numerous risks and uncertainties;
•	The risk that the potential benefits of the merger agreement may not be realized;
•
The fact that, while TGC expects the merger will be consummated, there can be no guarantee that all conditions to the parties’ obligations to consummate the merger will be satisfied, in particular because the REP members could elect to vote against approval of the merger;

•	The expenses to be incurred in connection with the merger and related administrative challenges associated with combining the organizations;
•
Reimbursement of REP’s expenses in an amount up to $475,000 by TGC upon the occurrence of certain events, and the potential effect of such expense reimbursement in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to TGC’s stockholders;

•	The fact that, under certain circumstances, TGC may be required to reimburse REP for its expenses in an amount up to $475,000;
•	The fact that the analyses and projections on which the TGC board of directors made its determinations are uncertain; and
•
The fact that actual or potential conflicts of interest existed, including those discussed in “The Merger – Interests of the TGC Directors and Executive Officers in the Merger” and “The Merger – Opinion of Roth Capital Partners, LLC to the TGC Board of Directors”, although the TGC board of directors concluded that all such conflicts were either not material to the negotiating process and/or were appropriately addressed during the process.

The TGC board of directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the TGC board of directors unanimously approved the terms and authorized the execution of the merger agreement for the purpose of implementing the merger.
REP Reasons for the Merger
The following discussion sets forth material factors considered by the REP board of managers in reaching its determination to approve the terms and authorize the execution of the merger agreement for the purpose of implementing the merger; however, it may not include all of the factors considered by the REP board of managers. In light of the number and wide variety of factors considered in connection with its evaluation of the merger agreement, the REP board of managers did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The REP board of managers viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual managers may have given different weight to different factors.
In the course of reaching its decision to approve the terms and authorize the execution of the merger agreement for the purpose of consummating the merger, the REP board of managers consulted with REP’s senior management, legal counsel and other advisors reviewed a significant amount of information and considered a number of factors, including, among others:
•	Historical and current information concerning REP’s business, including its financial performance and condition, operations and management;
•	REP’s prospects if it were to remain an independent company;
•	The likelihood that alternative strategic transactions may be available to REP, if at all;

•	The cash resources of the combined company expected to be available at the closing and the anticipated burn rate of the combined company;
•	The potential to provide its current members with greater liquidity by owning stock in a public company;
•
The expectation that the merger with TGC would be a more time and cost efficient means to access capital than other options considered by REP, including private placements, debt financings and traditional methods of accessing the public markets through an initial public offering;

•	The broader range of investors available to a public company to potentially support REP’s growth than REP could otherwise obtain if it continued to operate as a privately held company;
•	The expectation that substantially all of REP’s employees, particularly its management, will serve in similar roles at the combined company; and
•	The terms and conditions of the merger agreement, including, without limitation, the following:
○	The expected relative percentage ownership of TGC’s stockholders and REP members in the combined company initially at the closing and the implied valuation of REP and TGC;
○	The parties’ representations, warranties and covenants and the conditions to their respective obligations; and
○	The limited number and nature of the conditions of the obligation of TGC to consummate the merger; and
•	The likelihood that the merger will be consummated on a timely basis.
The REP board of managers also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following:
•	The risk that the potential benefits of the merger agreement may not be realized;
•
The risk that future sales of common stock by existing TGC stockholders may cause the price of TGC common stock to fall, thus reducing the potential value of TGC common stock received by REP members following the merger;

•	Reimbursement of TGC’s expenses in an amount up to $475,000 by REP upon the occurrence of certain events;
•	The fact that REP may not be able to engage in a competing transaction that may be more advantageous to REP’s members than the merger;
•	The price volatility of TGC common stock, which may reduce the potential value of TGC common stock received by REP members following the merger;
•	The potential reduction of TGC’s net cash prior to closing;
•
The possibility that TGC could, under certain circumstances, consider unsolicited acquisition proposals if superior to the merger or that TGC’s board of directors could change its recommendation to approve the merger upon the occurrence of certain events;

•
The possibility that the merger might not be completed for a variety of reasons, such as the failure of TGC to obtain the required stockholder vote, and the potential adverse effect on the reputation of REP and the ability of REP to pursue other transactions in the future in the event the merger is not completed;

•	The risk that the merger might not be consummated in a timely manner or at all;
•	The risk that the combined company may be subject to potential liabilities that REP would not be subject to as a stand-alone company;
•	The expenses to be incurred in connection with the merger and related administrative challenges associated with combining the organizations;
•	The additional expenses that REP’s business will be subject to as a public company following the closing to which it has not previously been subject; and

•	Various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors”.
The REP board of managers weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the REP board of managers approved the terms and authorized the execution of the merger agreement for the purpose of implementing the merger.
Opinion of Roth Capital Partners, LLC to the TGC Board of Directors
The TGC board of directors retained Roth as its financial advisor in connection with the merger and the other transactions contemplated by the merger agreement. In connection with this engagement, TGC requested that Roth evaluate the fairness, from a financial point of view, to the TGC stockholders of the Exchange Ratio proposed to be paid by TGC pursuant to the terms of the merger agreement. TGC selected Roth after a thorough review of a variety of financial advisory firms to be its fairness opinion provider because Roth is a recognized financial advisory firm that has substantial experience with transactions similar to the transaction contemplated under the merger agreement. On October 20, 2020, Roth rendered to the TGC board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 20, 2020, that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by Roth in preparing its opinion, the Exchange Ratio to be paid by TGC pursuant to the terms of the merger agreement was fair, from a financial point of view, to the stockholders of TGC.
The full text of the written Roth opinion, dated October 20, 2020, which describes the assumptions made and limitations upon the review undertaken by Roth in preparing its opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference in its entirety into this proxy statement/prospectus. Roth’s financial advisory services and opinion were provided for the information and assistance of the TGC board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger and the other transactions contemplated by the merger agreement. The Roth opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the TGC stockholders of the Exchange Ratio to be paid by TGC pursuant to the terms of the merger agreement. The Roth opinion did not address any other term or aspect of the merger agreement or the transactions contemplated thereby and does not constitute a recommendation to any stockholder of TGC as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger and the other transactions contemplated by the merger agreement or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Roth reviewed a draft of the merger agreement, dated October 20, 2020, and certain related documents, and also:
•	reviewed certain publicly available and other business and financial information that Roth believe to be relevant to its inquiry;
•	reviewed certain internal financial statements and other financial and operating data concerning TGC and REP, as provided by their respective representatives;
•
reviewed (a) a reserve engineering report, from REP, prepared by Netherland, Sewell & Associates, Inc., (b) a reserve engineering report, from TGC, prepared by LaRoche Petroleum Consultants Ltd., (c) a reserve engineering report prepared by REP’s management, and (d) a reserve engineering report prepared by TGC’s management;

•	reviewed the reported prices and trading activity for the TGC common stock;
•	compared selected market valuation metrics of certain publicly-traded companies Roth deemed relevant with those same metrics implied by the transaction;
•
compared the financial performance, prices and trading activity of TGC common stock with that of certain publicly traded companies that Roth deemed relevant, and other trading data for public companies, which Roth deemed comparable to TGC;

•	reviewed recent comparable oil and gas acquisition and divestures, which are comparable to the terms of the merger agreement;

•	compared the financial terms of the transaction to financial terms of certain other acquisition transactions Roth deemed relevant;
•	participated in certain discussions with management of TGC and REP, and with representatives of TGC’s board of directors and its legal and professional advisors; and
•
performed such other analyses, reviewed such other information and considered such other data, financial studies, analyses, and financial, economic and market criteria, and such other factors as Roth deemed appropriate.

The preparation of an opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Roth did not attribute any particular weight to any analysis or factor considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. Accordingly, Roth believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying Roth’s opinion. Further, no public companies and/or transaction utilized by Roth, as a comparison, are identical to TGC or REP or to the proposed transaction. An analysis of the results of such comparison is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and transactions and other factors that could affect the public trading value of the comparable companies or enterprise value of the comparable transactions to which REP and the transaction with TGC were being compared.
In performing its analyses, Roth also made certain assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Roth, TGC and REP. Any estimates contained in the analyses performed by Roth are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.
The following is a summary of the material financial analyses delivered by Roth to the TGC board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Roth, nor does the order of analyses described represent relative importance or weight given to those analyses by Roth. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Roth’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 20, 2020, and is not necessarily indicative of current market conditions.
Summary of Analyses
Roth prepared separate valuations of TGC and REP before considering the pro forma impact of the merger. In determining its valuation, Roth used the following methodologies:
•	Comparable Company Analysis;
•	Comparable Transaction Analysis;
•	Net Asset Value Analysis; and
•	Contribution Analysis.
Each of these methodologies was used to generate reference enterprise or equity value ranges for each of TGC and REP. The enterprise value ranges of each company were adjusted for appropriate on-balance sheet and off-balance sheet assets and liabilities including, without limitation, total cash, total debt outstanding, total net working capital, total asset retirement obligations and undeveloped acreage value, in order to arrive at implied equity value ranges (in aggregate dollars) for each company.

The implied equity value ranges per share were used to arrive at implied exchange ratios ranges to be compared to the transaction exchange ratio of 97.796467 shares of TGC common stock for each common unit of REP.
Comparable Company Analysis
In order to assess how the public market values shares of similar publicly traded companies, Roth reviewed and compared specific financial and operating data relating to TGC and REP, based on its experience in the exploration and production industry.
With respect to REP, Roth reviewed the public stock market trading multiples for the following exploration and production companies, which Roth selected because of their geographic focus and relatively comparable product mixes:
•	Callon Petroleum Company;
•	Centennial Resources Development, Inc.;
•	Diamondback Energy, Inc.;
•	Earthstone Energy, Inc.;
•	Matador Resources Company;
•	Parsley Energy, Inc.; and
•	Ring Energy, Inc.
Using publicly available information, Roth calculated and analyzed enterprise value multiples of each comparable company’s daily production, proved reserves and trailing twelve months EBITDA. The results of the REP comparable company analysis are summarized below.
	Low	Median	High
Total enterprise value divided by:
Net Daily Production ($/BOE/D)	$35,957.1	$40,032.1	$47,217.3
Net Proved Reserves ($/BOE)	$6.16	$7.80	$10.89
TTM Adjusted EBITDA	4.1x	4.7x	5.1x
Using a reference range of $35,957 to $47,217 per barrel of oil equivalent of daily production, $6.16 to $10.89 per proved barrel of oil equivalent and 4.1x to 5.1x REP’s EV/TTM Adjusted EBITDA, Roth determined a range of implied enterprise values by applying these multiples against REP’s financial and operating figures as of the quarter ended June 30, 2020. Roth then subtracted from these enterprise values (i) total cash; and (ii) total outstanding debt to arrive at a range of implied equity values. This analysis indicated a range of implied values for each common unit of REP of approximately $70.02 to $107.08 using REP’s EV/Daily Production, $92.21 to $200.21 using REP’s EV/Proved Reserves, and $99.05 to $132.50 using REP’s EV/TTM Adjusted EBITDA.
With respect to TGC, Roth reviewed the public stock market trading multiples for the following exploration and production companies, which Roth selected because of their regional focus and relatively comparable product mixes:
•	BNK Petroleum Inc.;
•	Evolution Petroleum Corporation;
•	Mid-Con Energy Partners, LP; and
•	Northern Oil & Gas, Inc.
Using publicly available information, Roth calculated and analyzed enterprise value multiples of each comparable company’s daily production, proved reserves and trailing twelve months EBITDA. The results of the TGC comparable company analysis are summarized below.
	Low	Median	High
Total enterprise value divided by:
Net Daily Production ($/BOE/D)	$27,252.0	$28,389.3	$34,682.0
Net Proved Reserves ($/BOE)	$3.26	$3.94	$5.90
TTM Adjusted EBITDA	2.7x	3.5x	4.7x

Using a reference range of $27,252 to $34,682 per barrel of oil equivalent of daily production, $3.26 to $5.90 per proved barrel of oil equivalent and 2.7x to 4.7x TGC’s EV/TTM Adjusted EBITDA, Roth determined a range of implied enterprise values by applying these multiples against TGC’s financial and operating figures as of the quarter ended June 30, 2020. Roth then subtracted from these enterprise values (i) total cash; and (ii) total outstanding debt to arrive at a range of implied equity values. This analysis indicated a range of implied values per share of common stock of TGC of approximately $0.91 to $1.08 using TGC’s EV/Daily Production, $0.52 to $0.70 using TGC’s EV/Proved Reserves, and $0.29 to $0.29 using TGC’s EV/TTM Adjusted EBITDA.
Roth calculated the ratio implied by dividing the low end of each implied equity value of REP by the high end of each implied equity value of TGC. Roth also calculated the ratio implied by dividing the high end of each implied equity value of REP by the low end of each implied equity value of TGC.
This analysis indicated the following implied exchange ratios (rounded to six decimals), compared in each case to the exchange ratio in the merger of 97.796467 shares of TGC common stock for each common unit of REP, as well as the maximum and minimum exchange ratios that may be applicable under the circumstances in the merger agreement:
	Net Daily Production ($/BOE/D)		Net Proved Reserves (BOE)		TTM Adjusted EBITDA
	Low	High	Low	High	Low	High
	64.882276	117.539848	132.471782	387.78766	337.10792	450.94386
Implied Exchange Ratio Ranges	x	x	2x	1x	7x	4x
Comparable Transaction Analysis
Roth reviewed and compared the purchase prices and asset multiples paid in selected other transactions that Roth deemed relevant, based on its experience with merger and acquisition transactions. Roth chose such transactions based on, among other things, the similarity of the applicable target in each transaction to REP with respect to size, location of assets, reserve portfolio and other characteristics that Roth deemed relevant.
The following list sets forth the transactions analyzed based on such characteristics:
•	Blackbeard Operating, LLC’s acquisition of assets from ConocoPhillips;
•	Sabinal Energy Operating, LLC’s acquisition of assets from Diamondback Energy, Inc.;
•	Ring Energy, Inc.’s acquisition of Wishbone Energy Partners, LLC;
•	Lime Rock Resources acquisition of assets from Greystone Petroleum, LLC;
•	Stronghold Energy Operating II, LLC’s acquisition of assets from Devon Energy Corporation;
•	Pacific Energy Development Corporation’s acquisition of assets from Hunter Oil Corporation; and
•	Steward Energy II, LLC’s acquisition of Manzano Energy Partners II, LLC.
Using publicly available information for comparable transactions, Roth calculated and analyzed, where available, enterprise value multiples recent production and proved reserve data, in each case at the time of the announcement. The results of the comparable transaction analysis are summarized below.
	Low	High
Total enterprise value divided by:
Net Daily Production ($/BOE/D)	$36,660.0	$40,864.9
Net Proved Reserves ($/BOE)	$3.14	$6.28
Using a reference range of $36,660 to $40,865 per barrel of oil equivalent of daily production and $3.14 to $6.28 per proved barrel of oil equivalent, Roth determined a range of implied enterprise values by applying these multiples against REP’s financial and operating figures as of the quarter ended June 30, 2020. Roth then subtracted from these enterprise values (i) total cash; and (ii) total outstanding debt to arrive at a range of implied equity values. This analysis indicated a range of implied values for each common unit of REP of approximately $72.34 to $86.17 using REP’s EV/Daily Production and $23.36 to $94.87 using REP’s EV/Proved Reserves.

Roth calculated the ratio implied by dividing the low end of each implied equity value of REP by the high end of each implied equity value of TGC. Roth also calculated the ratio implied by dividing the high end of each implied equity value of REP by the low end of each implied equity value of TGC.
This analysis indicated the following implied exchange ratios (rounded to six decimals), compared in each case to the exchange ratio in the merger of 97.796467 shares of TGC common stock for each common unit of REP, as well as the maximum and minimum exchange ratios that may be applicable under the circumstances in the merger agreement:
	Net Daily Production ($/BOE/D)		Net Proved Reserves (BOE)
	Low	High	Low	High
Implied Exchange Ratio Ranges	94.963958x	180.298458x	49.679015x	241.570483x
Net Asset Value Analysis
Roth performed an illustrative Net Asset Value analysis of REP. Roth using present value of the pre-tax future cash flows that REP could be expected to generate from its existing base of estimated proved reserves, as provided by the management of REP on NYMEX Strip as of June 30, 2020 and by Netherland, Sewell & Associates, Inc. (“NSAI”) on SEC pricing as of September 30, 2019. Roth estimated the Net Asset Value by adding (i) the present value of the cash flows generated by estimated proved reserves, plus (ii) undeveloped acreage value, less (ii) net working capital, (iii) net current asset retirement obligations, and (iv) total debt outstanding. All cash flows were discounted at a rate of 9%, 10% and 15%. The Net Asset Value calculation resulted in an implied valuation range of $103.79 to $159.36 for each REP common unit, using internally prepared reserves assuming a NYMEX Strip as of June 30, 2020, and $75.07 to $128.51, using NSAI’s SEC prepared reserves assuming SEC pricing as of the fiscal year-ended September 30, 2019.
Roth calculated the ratio implied by dividing the low end of each implied equity value of REP by the high end of each implied equity value of TGC. Roth also calculated the ratio implied by dividing the high end of each implied equity value of REP by the low end of each implied equity value of TGC.
This analysis indicated the following implied exchange ratios (rounded to six decimals), compared in each case to the exchange ratio in the merger of 97.796467 shares of TGC common stock for each common unit of REP, as well as the maximum and minimum exchange ratios that may be applicable under the circumstances in the merger agreement:
	Independent Reserve Report		Management Reserve Report
	Low	High	Low	High
Implied Exchange Ratio Ranges	122.651781x	241.108210x	185.342565x	391.225955x
Contribution Analysis
Roth compared the respective percentage ownership of TGC and REP stockholders of the combined company to TGC and REP’s respective percentage contribution (and the implied ownership and the implied exchange ratio based on such contribution) to the combined company’s trailing twelve month period ended June 30, 2020 adjusted EBITDA, calendar year 2019 adjusted EBITDA, production (Boe/d), proved reserves, proved developed producing reserves and PV-10. The following table summarizes Roth’s analysis:
						Debt Adjusted Contribution
	Contribution					Implied Ownership
	TGC ($MM)	TGC (%)	REP ($MM)	REP (%)	Combined	TGC (%)	REP (%)	Implied Exchange Ratio
2019 Adjusted EBITDA	0.4	0.6%	70.5	99.4%	70.9	1%	99%	567.320698x
TTM Adjusted EBITDA	0.0	0.0%	74.0	100.0%	74.0	0%	100%	NM
6/30/20 Daily Production (Boe/d)	242.0	3.4%	6,831.8	96.6%	7,073.8	9%	91%	52.484964x
Total Proved Reserves (MBoe)	729.0	0.6%	115,512.6	99.4%	116,241.6	1%	99%	521.829388x
Total Proved Developed Producing Reserves (MBoe)	708.5	2.7%	25,527.2	97.3%	26,235.7	6%	94%	80.592766x
Total Proved PV-10	4.7	0.7%	682.2	99.3%	686.8	1%	99%	479.445619x
Total Proved Developed Producing PV-10	4.3	1.7%	250.7	98.3%	255.0	3%	97%	162.667493x

General
In conducting its review and arriving at its opinion, Roth has not independently verified any of the foregoing information, and assumed and relied upon such information being accurate and complete, and has further relied upon the assurances of management of TGC that the information provided was accurate and complete in all material respects when given to Roth and that they are not aware of any facts that would make any of the information reviewed by Roth inaccurate, incomplete or misleading in any material respect. With respect to any reserve reports that Roth reviewed for its opinion, Roth assumed and relied upon such information being accurate and complete, and without amendment. Roth further did not review any projections or assumptions nor assess the achievability of any projections or assumptions.
In addition, Roth assumed no responsibility for any independent valuation or appraisal of the assets or liabilities, including any pending or threatened litigation, regulatory action, administrative investigations, possible un-asserted claims or other contingent liabilities, to which TGC, REP, or any of their respective affiliates was a party or may be subject, nor was Roth furnished with any such valuation or appraisal, and its opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. In addition, Roth assumes no obligation to conduct, nor did it conducted any physical inspection of the properties, assets or facilities of TGC or REP. Roth has relied, with the consent of TGC, on the assessments of TGC and its advisors as to all accounting, legal, tax and regulatory matters with respect to TGC and the transaction. Roth did not evaluate the solvency or creditworthiness of TGC or REP under any applicable law relating to bankruptcy, insolvency, fraudulent transfer or similar matters. Roth expressed no opinion regarding the liquidation value of TGC or REP or any other entity.
The Roth opinion does not address the underlying business decision of TGC to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to TGC; nor does it address any legal, regulatory, tax or accounting matters. The Roth opinion addresses only the fairness to the TGC stockholders, from a financial point of view, as of the date of the opinion, of the merger consideration to be paid to the holders of REP common units pursuant to the merger agreement. The Roth opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of TGC; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of TGC, or class of such persons in connection with the merger, whether relative to the merger consideration to be paid to the holders of REP common units pursuant to the merger agreement or otherwise. Any estimates contained in the analyses performed by Roth are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Roth does not express any opinion as to the prices at which TGC common shares will trade at any time or as to the impact of the merger on the solvency or viability of REP or TGC or the ability of REP or TGC to pay their respective obligations when they come due.
Roth has also assumed that the transaction will be consummated in accordance with the terms set forth in the merger agreement and in compliance with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal, state and local statutes, rules, regulations and ordinances and the rules and regulations of the NYSE American and any other applicable exchanges, that the merger agreement is enforceable against each of the parties thereto in accordance with its terms, that the representations and warranties of each party in the merger agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the transaction will be satisfied without waiver thereof. Roth has also assumed that all governmental, regulatory and other consents and approvals required to consummate the transaction will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on TGC or REP or on the contemplated benefits of the transaction.
The Roth opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Roth assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. The Roth opinion was approved by a fairness committee of Roth.
Roth was engaged by TGC to act as its financial advisor in connection with the transaction and to render this opinion to its board of directors. Roth received a fee of $175,000 from TGC for rendering this opinion. No portion of such fee is based upon whether Roth delivered a favorable opinion with respect to the Exchange Ratio. In addition, and regardless of whether the transaction is consummated, TGC agreed to reimburse Roth for its out of pocket expenses incurred in connection with Roth’s services, including fees and disbursements of our legal counsel, up to $25,000 in the aggregate. TGC has agreed to indemnify Roth for certain liabilities, including liabilities under the federal securities laws, and other items arising out our engagement. As of the date of the opinion, Roth had also received $75,000 in aggregate other advisory fees during the past two years acting as financial advisor to TGC in connection with the transaction and will be compensated an additional $1,175,000 upon the closing of the transaction.
Within the last two years of the rendering of the Roth opinion, Roth was engaged by Riley to provide services for a capital raising transaction. The engagement did not result in a completed transaction and therefore, Roth was not entitled to, or paid, any fees by Riley. Roth was reimbursed its out of pocket expenses, which were less than $75,000.
Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Roth and Roth’s affiliates are currently providing and may in the future provide investment banking and other financial services to TGC and TGC’s affiliates for which Roth and its affiliates have received and would expect to receive compensation. Roth is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Roth and Roth’s affiliates may acquire, hold or sell, for Roth’s and Roth’s affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of TGC, and accordingly, may at any time hold a long or a short position in such securities. Roth may in the future provide investment banking and financial services to TGC or REP for which it would expect to receive compensation.
Interests of the TGC Directors and Executive Officers in the Merger
In considering the recommendation of the TGC board of directors with respect to the approval of the merger agreement, the merger and the issuance of shares of TGC common stock as contemplated by the merger agreement, and the other matters to be acted upon by the TGC stockholders at the TGC special meeting, the TGC stockholders should be aware that certain members of the TGC board of directors and current and former executive officers of TGC have interests in the merger that may be different from, or in addition to, the interests of the TGC stockholders. These interests relate to or arise from, among other things:
•
The parties’ expectations that Mr. Rugen, who is currently interim chief executive officer and chief financial officer of TGC, will become the chief financial officer of the combined company and a director of the combined company. Other than Mr. Rugen, no other officer or director of TGC has an interest in the merger that may be different from, or in addition to, the interests of the TGC stockholders, except as provided immediately below.

•
The employees of TGC, including the officers, are expected to become parties to change in control and severance agreements that provide the employees with severance in the event they are terminated without cause or resign for good reason within 12 months following the merger. No director of TGC will become a party to any change in control and severance agreement.

The TGC board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger, and to recommend, as applicable, that the TGC stockholders approve the proposals to be presented to the TGC stockholders for consideration at the TGC special meeting as contemplated by this proxy statement/prospectus.
Ownership Interests
As of January 15, 2021, the current directors and executive officers of TGC as a group beneficially owned approximately 51.5% of the shares of TGC common stock. The approval of the TGC share issuance proposal, TGC equity plan proposal, TGC compensation proposal, and TGC adjournment proposal, if necessary, to solicit additional proxies, requires the affirmative vote of TGC stockholders having a majority in voting power of the votes cast by the holders of all of the shares of TGC’s stock present or represented by proxy at the TGC special meeting. The approval of the TGC share increase proposal, TGC name change proposal, TGC reverse split proposal, TGC corporate opportunities proposal, TGC charter amendments provision proposal, and the TGC bylaws amendments provision proposal require the affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting.
TGC Equity Awards
The following table presents certain information as of January 15, 2021 concerning the outstanding options to purchase TGC common stock (“TGC Options”) held by TGC’s current directors and executive officers, together with all former executive officers and directors who were executive officers or directors during TGC’s fiscal year ended December 31, 2020:
	Option Awards
Name	Number of Shares of TGC Common Stock Underlying Unexercised Options (#) Exercisable	Number of Shares of TGC Common Stock Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Current Executive Officers
Michael J. Rugen	0	0	N/A	N/A
Cary V. Sorensen	0	0	N/A	N/A

Current Directors
Peter Salas	0	0	N/A	N/A
Richard M. Thon	0	0	N/A	N/A
Matthew K. Behrent	0	0	N/A	N/A
Director Compensation
Board members currently receive fees from TGC for their services as director. They may also from time to time be granted stock options or common stock under the Tengasco, Inc. Stock Incentive Plan. A separate plan to issue cash and/or shares of stock to independent directors for service on the TGC board of directors and various committees was authorized by the board of directors and approved by TGC’s shareholders. A copy of that separate plan is posted at TGC’s website at www.tengasco.com. The information contained on the websites of the TGC is expressly not incorporated by reference into this proxy statement/prospectus. However, no award was made to any independent director under that separate plan in Fiscal 2020.
The TGC board of directors has resolved to compensate members of the board of directors for attendance at meetings at the rate of $250 per day, together with direct out-of-pocket expenses incurred in attendance at the meetings, including travel. The directors, as of the date of January 15, 2021, have waived all such fees due to them for prior meetings.
On February 19, 2015, in response to the global market factors affecting revenues from sales of the Company’s production of crude oil, the board of directors of TGC implemented reductions in the compensation of TGC’s directors. The reductions on the directors’ compensation will remain in place until the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $70 per barrel when then their compensation will revert to pre-reduction levels. In May 2018, oil prices as so calculated exceeded $70 and compensation reverted to the levels in place before the reductions became effective. At such time, if any, that the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $85 per barrel, all previous reductions made from pre-reduction compensation levels will be reimbursed to the directors if they are still directors of TGC.

DIRECTOR COMPENSATION FOR FISCAL 2020
Name	Fees earned or paid in cash ($)	Stock awards Compensation(1) ($)	Total ($)
Matthew K. Behrent	$15,000	$1,145	$16,145
Richard M. Thon	$15,000	$1,145	$16,145
Peter E. Salas	$15,000	$1,145	$16,145
(1)
The amounts represented in this column are equal to the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, in connection with options granted under the Tengasco, Inc. Stock Incentive Plan.

As of December 31, 2020, each of Mr. Behrent and Mr. Thon held 625 unexercised options and Mr. Salas held no outstanding equity awards.
EXECUTIVE COMPENSATION
The following table sets forth a summary of all compensation awarded to, earned or paid to, TGC’s Chief Executive Officer, Chief Financial Officer, other executive officers, and employees whose compensation exceeded $100,000 during fiscal years ended December 31, 2020 and December 31, 2019.
SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation(1) ($)	Total ($)
Michael J. Rugen, Chief Financial Officer Chief Executive Officer (interim)(2)	2020	199,826	23,944	10,633	8,132	242,535
	2019	199,826	23,507	12,147	8,128	243,608
Cary V. Sorensen, General Counsel	2020	91,000	—	—	3,720	94,720
	2019	91,000	—	—	3,707	94,707
(1)
The amounts in this column consist of the TGC’s matching contributions to its 401 (k) plan and the portion of company-wide group term life insurance premiums allocable to these named executive officers.

(2)	Mr. Rugen was appointed interim Chief Executive Officer on June 28, 2013. The bonus and stock award information for Mr. Rugen for 2020 and 2019 represents his compensation for his services as CEO.
Outstanding Equity Awards at Fiscal Year-End
As of December 31, 2020, neither Mr. Rugen nor Mr. Sorensen held any outstanding equity awards.
Option and Award Exercises
During the fiscal year ended December 31, 2020, no options were exercised nor shares of stock vested that were held by Mr. Rugen or Mr. Sorensen.
Employment Contracts and Compensation Agreements
On September 18, 2013, TGC and its Chief Financial Officer and interim Chief Executive Officer Michael J. Rugen entered into a written Compensation Agreement as reported on Form 8-K filed on September 24, 2013. Under the terms of the Compensation Agreement, Mr. Rugen’s annual salary increased from $150,000 to $170,000 per year in his capacity as Chief Financial Officer, and he will receive a bonus of $7,500 per quarter for each quarter during which he also serves as interim Chief Executive Officer. At June 1, 2014, Mr. Rugen’s salary was increased to $199,826 per year in his capacity as Chief Financial Officer, the quarterly bonus received while in the capacity as interim Chief Financial Officer was increased to $8,815 per quarter. The increases at June 1, 2014 were for cost of living adjustments related to the relocation of the corporate office from Knoxville to Greenwood Village. The Compensation Agreement is not an employment contract, but does provide that in the event Mr. Rugen is terminated without cause, he would receive a severance payment in the amount of six month’s salary in effect at the time of any such termination.

On February 25, 2015, TGC and its Vice President, General Counsel, and Corporate Secretary Cary V. Sorensen entered into a written Compensation Agreement as reported on Form 8-K filed on February 19, 2015. Under the terms of the Compensation Agreement, effective March 2, 2015, Mr. Sorensen’s annual salary was reduced from $137,500 to $91,000 in consideration of TGC's agreement to permit Mr. Sorensen to serve as a full time employee from a virtual office in Galveston, Texas with presence in the Denver area headquarters as required. He will remain eligible for certain existing benefits: 401-K plan, bonus potential; TGC-paid state bar membership dues and charges, and mobile phone charges. TGC also pays reasonable and customary office operating expenses. TGC would pay for business travel on a mileage basis and out of pocket travel costs. However, as to health insurance, Mr. Sorensen will obtain a combination of private/governmental health and disability insurance in lieu of TGC plans, with TGC reimbursing up to $13,000 per year in premiums incurred by him.
On February 19, 2015, in response to the global market factors affecting revenues from sales of TGC’s production of crude oil, the TGC board of directors implemented reductions in the compensation of TGC’s officers.
As to TGC’s Chief Financial Officer and interim Chief Executive Officer Michael J. Rugen, Mr. Rugen’s salary as CFO and bonus as CEO was reduced effective February 2, 2015 by 18% from current levels, or about $42,000 per year. The 18% reduction remained in place until the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration met or exceeded $70 per barrel when his compensation shall revert to the levels in place before the reductions became effective. In May 2018, oil prices as so calculated exceeded $70 and compensation reverted to the levels in place before the reductions became effective. At such time, if any, that the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $85 per barrel, all previous reductions made will be reimbursed to Mr. Rugen if he is still employed by TGC. Mr. Rugen expressly consented to this reduction as not constituting a “termination without Cause” under the terms of his Compensation Agreement dated September 18, 2013 but permitting him to invoke that provision in the event prices do recover as set out above but the compensation reduction is not rescinded or the reductions are not repaid.
As to TGC’s Vice President, General Counsel, and Corporate Secretary Cary V Sorensen, TGC and Mr. Sorensen reached agreement on February 25, 2015 that as of March 2, 2015 his annual salary would be set at $91,000 per annum, a reduction from his then current salary of $137,500 per annum as described above. In addition, Mr. Sorensen’s $91,000 salary was reduced effective March 2, 2015 by 10%. In like manner as set out above for Mr. Rugen, the 10% reduction on Mr. Sorensen’s salary remained in place until the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration met or exceeded $70 per barrel when his salary shall reverted to $91,000 per annum. In May 2018, oil prices as so calculated exceeded $70 and compensation reverted to the levels in place before the reductions became effective. At such time, if any, that the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $85 per barrel, all previous reductions made from the $91,000 salary level will be reimbursed to Mr. Sorensen if he is still employed by TGC.
There are presently no other employment contracts relating to any member of management. However, depending upon TGC's operations and requirements, TGC may offer long-term contracts to executive officers or key employees in the future.
Merger-Related Compensation of Executive Officers
On October 20, 2020, in connection with the execution of the merger agreement, the TGC board approved Change in Control and Severance Agreements (the “CIC Severance Agreements”) to be entered into between TGC and all of its employees, including its executive officers. As described below, these CIC Severance Agreements were designed to keep TGC’s employees and executive officers in key positions as TGC competes for talented employees and executives in the marketplace where such protections are commonly offered. The CIC Severance Agreements will provide severance to employees (including TGC’s executive officers) whose employment is terminated by TGC without “cause” or by the employee with “good reason” at any time in the period beginning on the date of a change in control of TGC and ending twelve (12) months thereafter. The amount of severance pay for all employees (other than Michael J. Rugen, TGC’s CFO and interim CEO) is an amount equal to two weeks of base pay for each full completed year of service, plus a pro-rated number of weeks of base pay for any partially completed year of service, up to a maximum of 26 weeks of base pay. The amount of severance pay for Mr. Rugen is an amount equal to 26 weeks of base pay.

Indemnification and Insurance
Under the merger agreement, TGC and the surviving company agree that all rights to indemnification, advancement of expenses, and exculpation by TGC and any of its subsidiaries now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the effective time an officer or director of TGC or any of its subsidiaries or who acts as a fiduciary under any of TGC’s employee benefit plans as provided in the organizational documents of TGC, in each case as in effect on the date of the merger agreement, or any other contracts as in effect on the date of the merger agreement, will survive the merger and remain in full force and effect in accordance with their terms. For a period of six years from the effective time of the merger, TGC and the surviving company will maintain in effect the exculpation, indemnification, and advancement of expenses at least equivalent to the provisions of the organizational documents of TGC as in effect immediately prior to the effective time of the merger with respect to acts or omissions by any person described above occurring prior to the effective time of the merger, and will not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any such person; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
Pursuant to the merger agreement, TGC agreed to purchase a six-year “tail” policy under existing directors’ and officers’ liability insurance policy with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the persons described above, in each case with respect to claims arising out of or relating to events which occurred before or at the effective time of the merger (including in connection with the transactions contemplated by the merger agreement). In no event, however, will TGC be required to expend for an annual premium for such policies more than an amount equal to 275% of the last annual premiums paid by TGC or its subsidiaries for such insurance as of the date of the merger agreement (such amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, TGC shall obtain the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.
In the event TGC or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of TGC will assume the indemnification and insurance obligations set forth in the merger agreement.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger that may become payable to each of the TGC named executive officers, in accordance with SEC rules. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section TGC uses this term to describe this merger-related compensation payable to TGC’s named executive officers assuming the occurrence of a change in control on January 15, 2021, the latest practicable date prior to the filing of this proxy statement/prospectus with the SEC, and, where applicable, assuming each named executive officer experiences a qualifying termination as of December 31, 2020.
	Golden Parachute Compensation
Name	Cash(1)	Total
Michael J. Rugen	$99,913.06	$99,913.06
Cary V. Sorensen	$45,500.00	$45,500.00
(1)
The cash amount payable to the named executive officers pursuant to their CIC Severance Agreements upon a qualifying termination following the merger based on the employee’s base salary and years of service to TGC. The cash severance payable to Mr. Rugen and Mr. Sorensen is paid in a lump sum within ten (10) days of their execution and non-revocation of a release of claims and is equal to 26 weeks of such officer’s base salary. Cash severance is a “double-trigger” payment in that it is payable upon a termination of employment without cause or resignation for good reason within 12 months following the merger.

TGC Employee Benefit Plans
TGC currently maintains the TGC 2018 LTIP, pursuant to which only three awards are currently outstanding, each of which is a TGC Option to purchase 625 shares of TGC common stock and each expiring on January 3, 2021. As a condition to closing, the merger agreement requires that TGC terminate the TGC 2018 LTIP.

Interests of the REP Managers and Executive Officers in the Merger
In considering the recommendation of the REP board of managers with respect to approving the merger, REP members should be aware that certain members of the REP board of managers and executive officers of REP have interests in the merger that may be different from, or in addition to, interests they have as REP members. All of REP’s executive officers and board members have REP restricted units, subject to vesting, that will be converted into and become restricted TGC common stock. Certain of REP’s board members and executive officers are expected to become directors and executive officers of the combined company upon the closing.
Ownership Interests
Certain of REP’s board members and executive officers currently hold REP common units and REP preferred units. The REP preferred units are anticipated to convert into REP common units immediately prior to the merger. The table below sets forth the anticipated ownership of REP common units by REP’s board members and executive officers immediately prior to the closing (and reflecting the conversion of REP preferred units into REP common units) based on their ownership of REP common units and REP preferred units as of January 15, 2021.
Directors and Executive Officers	Number of REP Common Units Held Immediately Prior to the Closing
Bobby D. Riley(1)	27,331.34
Kevin Riley(2)	15,203.08
Bryan H. Lawrence(3)	—
Philip Riley(4)	—
Alvin Libin(5)	—
(1)	Includes 13,238.01 unvested restricted REP units.
(2)	Includes 7,643.67 unvested restricted REP units.
(3)
Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. The managers of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, one of REP’s directors, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino, Bryan R. Lawrence and James C. Crain. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. The managers of Yorktown XI Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P. The address of such funds is 410 Park Avenue, 19th Floor, New York, New York 10022. See “Principal Equityholders of REP” for additional information.

(4)
Bluescape Riley Exploration Acquisition LLC is a Delaware limited liability company and beneficially owns REP’s common units. Bluescape Riley Exploration Holdings LLC is a Delaware limited liability company and beneficially owns units of REP’s Series A Preferred Units in Riley Exploration—Permian, LLC. Bluescape Riley Exploration Acquisition LLC is a wholly owned subsidiary of Bluescape Riley Exploration Holdings LLC. Bluescape Energy Recapitalization and Restructuring Fund III LP has voting and dispositive power over REP’s shares held by Bluescape Riley Exploration Acquisition LLC and Bluescape Riley Exploration Holdings LLC and therefore may also be deemed to be the beneficial owner of these shares. Bluescape Energy Partners III GP LLC may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Bluescape Energy Partners III GP LLC being the sole general partner of Bluescape Energy Recapitalization and Restructuring Fund III LP. Bluescape Resources GP Holdings LLC may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Bluescape Resources GP Holdings LLC being the manager of Bluescape Energy Partners III GP LLC. Charles John Wilder, Jr. may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Charles John Wilder, Jr. being the manager of Bluescape Resources GP Holdings LLC. Each of Bluescape Riley Exploration Acquisition LLC, Bluescape Riley Exploration Holdings LLC, Bluescape Energy Recapitalization and Restructuring Fund III LP, Bluescape Energy Partners III GP LLC, Bluescape Resources GP Holdings LLC, and Charles John Wilder, Jr. disclaims beneficial ownership of the shares reported as held by Bluescape Riley Exploration Holdings LLC in excess of its respective pecuniary interest in such shares. The address of Bluescape Riley Exploration Acquisition LLC and Bluescape Riley Exploration Holdings LLC and mailing address of each listed beneficial owner is 200 Crescent Court, Suite 1900, Dallas, Texas 75201. See “Principal Equityholders of REP” for additional information.

(5)
Boomer Petroleum, LLC is a Delaware limited liability company that is owned 50% by Texel Resources Inc., a Canadian corporation, and 50% by Balmon California, Inc., a California corporation. The President of Boomer Petroleum, LLC is Alvin Libin, one of REP’s directors. The address of Boomer Petroleum, LLC is 3200 255 5th Avenue SW, Calgary, Alberta, Canada T2P 3G6. See “Principal Equityholders of REP” for additional information.

Treatment of REP Restricted Units
Under the merger agreement, at the effective time, each REP restricted unit outstanding as of immediately prior to the effective time, shall be converted into that number of whole shares of restricted TGC common stock equal to the product (rounded down to the nearest whole number) of: (i) the number of REP restricted units held by that holder as of immediately prior to the effective time; and (ii) the Exchange Ratio. Each TGC restricted share of TGC common stock shall continue to have and be subject to substantially the same terms and conditions as were applicable to such REP restricted unit immediately before the effective time (including vesting, repurchase, or other lapse restrictions).
The following table presents certain information concerning the outstanding REP restricted units held by REP’s managers and current named executive officers as of January 15, 2021:
Restricted Unitholder Name	Grant Date	Vesting Dates	Number of REP Restricted Units as of January 15, 2021
Bobby D. Riley		2/1/2021
	4/25/2019	2/1/2022	2,726.67
		2/1/2021
		2/1/2022
	2/1/2020	2/1/2023	4,077
		10/1/2021
		10/1/2022
	10/1/2020	10/1/2023	4,166.67
		10/1/2021
		10/1/2022
	10/1/2020	10/1/2023	2,267.67
Kevin Riley		2/1/2021
	4/25/2019	2/1/2022	1,894
		2/1/2021
		2/1/2022
	2/1/2020	2/1/2023	2,833
		10/1/2021
		10/1/2022
	10/1/2020	10/1/2023	2,916.67
Corey Riley		2/1/2021
		2/1/2022
	2/1/2020	2/1/2023	1,250
		10/1/2021
		10/1/2022
	10/1/2020	10/1/2023	2,708.33
Michael Palmer		2/1/2021
		2/1/2022
	2/1/2020	2/1/2023	1,250
		10/1/2021
		10/1/2022
	10/1/2020	10/1/2023	1,250
Management Following the Merger
As described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Merger,” certain of REP’s board members and executive officers are expected to become the directors and executive officers of TGC effective upon the effective time of the merger.
Registration Rights
Certain members of REP’s board of managers or their affiliates and REP’s executive officers will be entitled to registration rights with respect to shares of TGC common stock they receive in the merger. See “Related Party Transaction of Executive Officers and Directors of the Combined Company.”

Limitations of Liability and Indemnification
TGC’s amended and restated certificate of incorporation provides that no director shall be held personally liable to TGC or to its stockholders for monetary damages of any kind for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of the TGC directors:
•	for any breach of the director’s duty of loyalty to TGC or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
Any amendment to or repeal of such provisions of TGC’s amended and restated certificate of incorporation shall not adversely affect any right or protection of any director of TGC existing at the time of such amendment or repeal for or with respect to acts or omissions of such director prior to such amendment or repeal. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the personal liability of TGC directors will be eliminated or limited to the fullest extent permitted by the DGCL.
In addition, the TGC bylaws provide that TGC must indemnify its directors, officers, employees and agents and must advance expenses, including attorneys’ fees, to the TGC board of directors and officers in connection with legal proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by TGC.
TGC maintains a general liability insurance policy that covers specified liabilities of the TGC board of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, TGC has entered into indemnification agreements with the TGC board of directors and executive officers. These indemnification agreements may require TGC, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of TGC’s executive officers or directors.
Some of TGC’s non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of the TGC board of directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling TGC, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Form of the Merger
The merger agreement provides that at the effective time, Merger Sub will be merged with and into REP and REP will continue as the surviving company and will be a wholly owned subsidiary of TGC.
After completion of the merger, assuming Proposal No. 3 is approved by TGC stockholders at the TGC special meeting, TGC will be renamed “Riley Exploration Permian, Inc.” and expects to trade on the NYSE American stock exchange under the symbol “REPX.”
Merger Consideration and Adjustment
At the effective time:
•
each REP common unit outstanding immediately prior to the effective time (excluding any REP common units held as treasury stock or held by any subsidiary of REP) will automatically be converted solely into the right to receive: (i) a number of shares of TGC common stock equal to the Exchange Ratio (together with any cash to be paid in lieu of fractional shares of TGC common stock payable pursuant to the merger agreement) and (ii) any dividends or other distributions to which the holder of a REP common unit becomes entitled to upon the surrender of such REP common units in accordance with the merger agreement; and

•
each REP restricted unit that is outstanding immediately prior to the effective time, will be converted into that number of restricted shares of TGC common stock equal to the product (rounded down to the nearest whole number) of: (i) the number of REP restricted units held by that holder as of immediately prior to the effective time; and (ii) the Exchange Ratio.

As of the date of the execution of the merger agreement, it was estimated that as a result of the merger and based solely on the Exchange Ratio of 97.796467, current REP members would own, or hold rights to acquire, in the aggregate approximately 95% of the fully diluted TGC common stock at the closing and current TGC stockholders (excluding for this purpose certain out-of-the-money TGC Options ) would own in the aggregate approximately 5% of the fully diluted TGC common stock at the closing and, in each case, following the effective time and subject to adjustment of the Exchange Ratio. The Exchange Ratio is subject to adjustment to account for, among other things, if the number of outstanding REP units or TGC stock shall change including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (other than a change by reason of the issuance of REP unit upon the conversion of REP’s preferred units, or the issuance of any TGC common stock under the TGC stock option plan or the TGC 2018 LTIP prior to the closing of the merger.
No fractional share of TGC common stock will be issuable pursuant to the merger to REP members. Instead, each REP member who would otherwise be entitled to receive a fraction of a share of TGC common stock (after taking into account all REP common units exchanged by such member) shall in lieu thereof, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of TGC common stock on the NYSE American on the last complete trading day prior to the date of the effective time.
Procedures for Exchanging REP Units
As soon as reasonably practicable after the effective time, the Exchange Agent (as defined in the merger agreement) shall send to each holder of record of REP common units that was converted into the right to receive merger consideration a letter of transmittal in a customary form and instructions for use in effecting the surrender of the record holder’s Common Units represented by book-entry units in exchange for the shares of TGC common stock. Upon proper surrender of REP book-entry units together with a duly completed and validly executed letter of transmittal and such other documents as may be reasonably required by TGC and the Exchange Agent, the holder of such REP common units will be entitled to receive a book-entry account representing the number of whole shares of TGC common stock issuable to such holder pursuant to the merger agreement, cash in lieu of any fractional share of TGC common stock issuable to such holder, and any dividends or other distributions then payable to such holder pursuant to the merger agreement. The surrendered book-entry units representing REP common units will be immediately cancelled.
In the event that any portion of the merger consideration is to be paid to a person other than the person in whose name the transferred book-entry unit is registered, it shall be a condition to such payment that: (i) such book-entry unit shall be properly transferred; and (ii) the person requesting such payment shall pay to the Exchange Agent any transfer or other tax required as a result of such payment to a person other than the registered holder of such book-entry unit or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable. From and after the effective time, each book-entry unit representing REP common units that has not been surrendered will represent only the right to receive shares of TGC common stock issuable pursuant to the merger agreement and cash in lieu of any fractional share of TGC common stock issuable to such holder and any dividends or distributions then payable to such holder pursuant to the merger agreement.
Any holder or former holder of REP common units may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.
HOLDERS OF REP COMMON UNITS SHOULD NOT SEND IN DOCUMENTATION REGARDING REP COMMON UNITS UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF REP UNITS.

Effective Time of the Merger
The merger agreement requires the parties to consummate the merger as promptly as practicable (and in any event within three business days) after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval by the TGC stockholders of the issuance of TGC common stock and the other transactions proposed under the merger agreement, other than those conditions that by their nature are to be satisfied at the closing, unless the merger agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by TGC and REP in writing and specified in the certificate of merger. Neither TGC nor REP can predict the exact timing of the consummation of the merger.
Regulatory Approvals
In the United States, TGC must comply with applicable federal and state securities laws and the rules and regulations of NYSE American in connection with the issuance of shares of TGC common stock and the filing of this proxy statement/prospectus with the SEC.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a summary of the material U.S. federal income tax consequences of the merger to the TGC stockholders and the REP members. This summary does not discuss the U.S. federal income tax consequences of any transactions other than the merger.
This discussion is based upon the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or interpretation could affect the continuing validity of this discussion. This discussion is limited to U.S. holders (as defined below) that hold their shares of TGC common stock or REP common units (as applicable) as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular type of person or entity, or to persons or entities that are subject to special treatment under U.S. federal income tax laws, such as:
•	persons or entities that are not U.S. holders;
•	financial institutions;
•	insurance companies;
•	any entity which is subject to special tax rules described in Section 7874 of the Code (i.e. applicable to certain entities engaged in specified “inversion” transactions;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	certain expatriates or persons whose functional currency is not the U.S. dollar;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that own more than 5% of the outstanding TGC stock;
•	persons that hold TGC stock or REP common units as part of a straddle, hedge, constructive sale or conversion transactions; and
•
U.S. holders that acquired their shares of TGC stock or REP common units through the exercise of an option issued in connection with the performance of services or otherwise as compensation and/or in connection with the performance of services.

In addition, this discussion does not address any AMT or any state, local or foreign tax consequences of the merger.
With respect to any entity that is treated as the beneficial owner of TGC common stock or REP common units and, which is classified for U.S. federal income tax purposes as a “partnership,” the U.S. federal tax consequences, if any, of the merger will generally depend upon the status of the equityholders of such entity, and/or the activities of such entity, and certain determinations made at the equity holder level. Thus, such entities which are classified for U.S. federal tax purposes as a “partnership” and their equity owners should consult their tax advisors about the tax consequences of the merger to them.
This discussion is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the transactions described herein. No rulings will be sought by any of the parties to the merger agreement from the IRS with respect such transactions, and there can be no assurance that the IRS or a court will not take a position contrary to the tax consequences described herein. The discussion does not address any non-income tax considerations, nor any foreign, state or local tax consequences. We urge you to consult your own tax advisor with respect to the particular U.S. federal, state and local, or foreign tax consequences of these transactions to you given your particular facts and circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of TGC common stock or REP common units, as applicable, that for U.S. federal income tax purposes is:
•	an individual who is a citizen or resident (as determined under special rules of the Code and Treasury regulations) of the United States;
•
an entity which is treated for U.S. federal tax purposes as a “corporation,” and which has been created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or
•
a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

The following discussion assumes that the merger will be consummated as described in the merger agreement and as described in this proxy statement/prospectus. TGC and REP each intends to take the position that the merger qualifies as an exchange described in Section 351 of the Code (the “Intended Tax Treatment”).
U.S. Federal Income Tax Consequences to U.S. Holders of TGC Common Stock
The merger will not cause the holders of TGC common stock to recognize gain or loss with respect to such shares for U.S. federal income tax purposes.
U.S. Federal Income Tax Consequences to U.S. Holders of REP Common Units
The receipt of TGC common stock in exchange for REP common units pursuant to the merger will qualify as an “exchange” described in Section 351 of the Code, and, therefore, a U.S. holder of REP common units receiving TGC common stock pursuant to the merger generally should not recognize gain or loss with respect to such receipt of TGC common stock for U.S. federal tax purposes (except with respect to certain liabilities assumed and any cash received in lieu of any fractional interest in TGC common stock, as described below). The aggregate adjusted tax basis of the TGC common stock a U.S. holder of REP common units receives pursuant to the merger will generally be equal to the aggregate adjusted tax basis of the REP common units the U.S. holder surrendered pursuant to the merger (increased by the amount of gain recognized in the exchange by such U.S. holder and reduced by (i) any portion of the aggregate basis that is allocated to a fractional interest in TGC common stock and (ii) such U.S. holder’s allocable share of any liabilities of REP which are deemed to be assumed in connection with the merger), and the holding period of the TGC common stock will generally include the U.S. holder’s holding period of the REP common units surrendered therefor, except to the extent the TGC common stock is received by such holder in exchange for interests in Section 751 assets of REP that are neither capital assets nor Section 1231 assets, in which case the holding period of such stock begins on the day following the date of the merger.
Notwithstanding the foregoing, however, there are potential exceptions under the U.S. federal tax law which may alter the tax consequences summarized above with respect to certain REP members. For example, under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in an exchange described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. For this purpose, REP liabilities will be treated as liabilities of the REP members, as to their respective common units, which are being assumed by TGC in the merger. Accordingly, a REP member that, for tax purposes, has been allocated REP liabilities will recognize taxable gain upon the exchange of REP common units in the merger if and to the extent that the aggregate amount of REP recourse and nonrecourse liabilities attributable to the membership interests exchanged by the REP member exceeds the REP member’s aggregate tax basis in the REP common units exchanged by such REP member. A portion of this gain may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation or depletion recapture and recapture of intangible drilling costs, or to “inventory items” owned by REP. In the event that a REP member recognizes gain under Section 357(c) of the Code, the gain will increase its basis in its shares of TGC common stock received in the merger. In addition, in the event that an REP member which is an individual, estate or trust recognizes gain under Section 357(c) of the Code, such gain may, in addition to regular U.S. federal income taxes, also be subject to an additional 3.8% tax imposed pursuant to Section 1411 of the Code. The determination of whether such additional 3.8% tax will apply with respect to each particular REP member will depend on that particular member’s own particular facts and circumstances and, accordingly, each such REP member should consult with its own tax advisor regarding the same. The tax implications of the transactions will vary based on each REP member’s individual tax situation which can vary significantly. Each REP member is urged to consult with its own tax advisor regarding whether such REP member will recognize taxable gain under Section 357(c) of the Code upon the exchange of REP common units in the merger, and the overall tax implications of the transactions.
A U.S. holder of REP common units that receives cash in lieu of a fractional share of TGC common stock pursuant to the merger should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s tax basis allocable to such fractional share of TGC common stock. The deductibility of capital losses may be subject to limitation.
Payments of cash made in lieu of a fractional share of TGC common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of REP common units that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.
Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of REP common units should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular REP member. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the merger to you.
Anticipated Accounting Treatment
Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. REP management has determined that REP represents the accounting acquirer in the merger based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the transaction, including the expectations that, immediately following the merger: (1) the persons who were REP members immediately prior to the merger will own a substantial majority of the voting rights of the combined organization; (2) REP will designate two of five of the initial members of the board of directors of the combined organization; and (3) REP’s senior management will hold substantially all key permanent positions in senior management of the combined organization (except that Michael J. Rugen, TGC’s current Chief Financial Officer/Interim Chief Executive Officer, will serve as Chief Financial Officer of the combined organization).
Because REP has been determined to be the accounting acquirer in the merger, but not the legal acquirer, the merger is deemed a reverse acquisition under the guidance of ASC 805. As a result, upon consummation of the merger, (1) the historical financial statements of REP will become the historical financial statements of the combined organization and (2) REP will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of TGC as of the closing date of the merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.
The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement of TGC’s assets to be acquired and liabilities to be assumed. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of TGC that exist as of the closing date of the merger.
NYSE American Stock Exchange Listing
As of the date of this proxy statement/prospectus, the TGC common stock is listed on the NYSE American stock exchange under the symbol “TGC.” Pursuant to the merger agreement, it is a condition to closing that the shares of TGC common stock being issued in connection with the merger be approved for listing (subject to official notice of issuance) on the NYSE American stock exchange. Pursuant to the merger agreement, TGC has also agreed to use its reasonable best efforts to change its symbol for the TGC common stock on the NYSE American from “TGC” to “REPX”.
Reporting Requirements
TGC and REP intend that, as a result of the merger, the taxable year of REP shall cease, and REP shall file its final partnership tax return. Neither TGC nor REP shall take any position that is inconsistent with the merger qualifying as an “exchange” described in Section 351 of the Code.
U.S. holders of REP common units that receive shares of TGC common stock and, upon completion of the merger, own shares of TGC common stock representing at least 5.0% of the total combined voting power or value of the total outstanding shares of TGC common stock, are required to attach to their tax returns for the year in which the merger is consummated, and maintain a permanent record of, a statement containing the information listed in Treasury Regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the REP common units exchanged pursuant to the merger.
Appraisal Rights and Dissenters’ Rights
Delaware Law
Holders of REP common units are not entitled to appraisal rights under Delaware law in connection with the merger. Holders of TGC common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

THE MERGER AGREEMENT
The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The merger agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about TGC, REP or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.
The merger agreement contains representations and warranties that TGC, Merger Sub and REP have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While TGC and REP do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about TGC, Merger Sub and/or REP, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between TGC, Merger Sub and REP and are modified by the disclosure schedules.
Structure
Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of TGC formed by TGC in connection with the merger, will merge with and into REP, with REP surviving as a wholly owned subsidiary of TGC.
Completion and Effectiveness of the Merger
The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of the merger by the stockholders of TGC. TGC and REP are working to complete the merger as quickly as practicable and expect that the merger will be completed during the first quarter of calendar year 2021. However, TGC and REP cannot predict the completion of the merger or the exact timing of the completion of the merger because it is subject to various conditions.
Merger Consideration
Immediately prior to the effective time, REP will convert each issued and outstanding REP preferred unit into an REP common unit and pay the holders of REP preferred units a cash payment equal to the amount of any unpaid dividends accruing between October 1, 2020 and the effective time in accordance with the REP’s fourth amended and restated limited liability company agreement and REP’s certificate. Any REP preferred units that are not converted into REP common units prior to the effective time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered to the holders of such REP preferred units.
At the effective time, each REP common unit outstanding immediately prior to the effective time (excluding any REP common units held as treasury stock or held by any subsidiary of REP) will be converted solely into the right to receive: (i) a number of shares of TGC common stock equal to the Exchange Ratio (together with any cash to be paid in lieu of fractional shares of TGC common stock payable pursuant to the merger agreement) and (ii) any dividends or other distributions to which the holder of a REP common unit becomes entitled to upon the surrender of such REP common units in accordance with the merger agreement.
The merger agreement does not provide for an adjustment to the total number of shares of TGC common stock that REP members will be entitled to receive for changes in the market price of TGC common stock. Accordingly, the market value of the shares of TGC common stock issued pursuant to the merger will depend on the market value of the shares of TGC common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus.

Treatment of TGC Options
Each option to purchase shares of TGC common stock that is outstanding immediately prior to the effective time, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. The number of shares of TGC common stock underlying such options and the exercise prices for such options will be appropriately adjusted to reflect the proposed reverse stock split.
Treatment of REP Restricted Units
Under the merger agreement, at the effective time, each unvested REP restricted unit outstanding as of immediately prior to the effective time, shall be converted into that number of whole TGC restricted shares of TGC common stock equal to the product (rounded down to the nearest whole number) of: (i) the number of REP restricted units held by that holder as of immediately prior to the effective time; and (ii) the Exchange Ratio. Immediately prior to the effective time, REP shall pay any retained distributions held with respect to any unvested REP restricted units which remain outstanding at such time. Each TGC restricted share of TGC common stock shall be issued under the 2021 Long Term Incentive Plan to be adopted at the Special Meeting and made effective as of the effective time, and subject to the terms and conditions set forth in the substitute restricted stock agreements.
Procedures for Exchanging REP Common Units
As soon as reasonably practicable after the effective time, the Exchange Agent (as defined in the merger agreement) shall send to each holder of record of REP common units that were converted into the right to receive merger consideration a letter of transmittal in a customary form and instructions for use in effecting the surrender of the record holder’s Common Units represented by book-entry units in exchange for the shares of TGC common stock. Upon proper surrender of REP book-entry units together with a duly completed and validly executed letter of transmittal and such other documents as may be reasonably required by TGC and the Exchange Agent, the holder of such REP common units will be entitled to receive a stock certificate or book-entry account representing the number of whole shares of TGC common stock issuable to such holder pursuant to the merger agreement, cash to be paid in lieu of any fractional share of TGC common stock issuable to such holder, and any dividends or other distributions then payable to such holder pursuant to the merger agreement. The surrendered book-entry units representing REP common units will be immediately cancelled.
In the event that any portion of the merger consideration is to be paid to a person other than the person in whose name the transferred book-entry unit is registered, it shall be a condition to such payment that: (i) such book-entry unit shall be properly transferred; and (ii) the person requesting such payment shall pay to the Exchange Agent any transfer or other tax required as a result of such payment to a person other than the registered holder of such book-entry unit or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable. From and after the effective time, each book-entry unit representing REP common units that has not been surrendered will represent only the right to receive shares of TGC common stock issuable pursuant to the merger agreement and cash to be paid in lieu of any fractional share of TGC common stock issuable to such holder and any dividends or distributions then payable to such holder pursuant to the merger agreement.
Any holder or former holder of REP common units may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.
HOLDERS OF REP COMMON UNITS SHOULD NOT SEND IN DOCUMENTATION REGARDING THEIR REP UNITS UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF REP UNITS.
Fractional Shares
No fractional shares of TGC common stock will be issuable pursuant to the merger to REP members. Instead, each REP member who would otherwise be entitled to receive a fraction of a share of TGC common stock (after taking into account all REP common units exchanged by such member) shall in lieu thereof, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of TGC common stock on the NYSE American on the last complete trading day prior to the date of the effective time.

Representations and Warranties
The merger agreement contains customary representations and warranties made by TGC, Merger Sub and REP relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time or, except in cases of knowing and intentional breach or intentional fraud, termination of the merger agreement, as further described below. The representations and warranties of each of TGC, Merger Sub and REP have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the merger agreement, are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you, will not survive completion of the merger and, except in cases of knowing and intentional breach or intentional fraud, cannot be the basis for any claims under the merger agreement by the other parties after termination of the merger agreement, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.
REP made a number of representations and warranties to TGC and Merger Sub in the merger agreement, including representations and warranties relating to the following matters:
•	corporate organization, power, authority and qualifications to do business and corporate standing of REP and REP’s subsidiaries;
•	capital structure;
•	corporate power and authority to enter into the merger agreement and to complete the merger, subject to obtaining various consents;
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absence of any conflicts with organizational documents, required consents and waivers, violations or breaches of any obligations or applicable laws as a result of entering into the merger agreement and of completing the transactions proposed under the merger agreement;

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except for certain items set forth in the merger agreement, absence of any consents or approvals with any governmental authority required by or with respect to the execution and delivery of the merger agreement and the consummation of the transactions proposed under the merger agreement;

•	financial statements and absence of off balance sheet arrangements;
•	absence of undisclosed liabilities;
•	no insolvency proceedings;
•	compliance with applicable laws, permits and regulatory matters;
•	no insider trading;
•	litigation;
•	brokers and fees and expenses;
•	absence of certain changes or events since June 30, 2020;
•	material contracts
•	owned and leased property;
•	condition of assets;
•	intellectual property;
•	insurance;
•	environmental matters;
•	employee benefit matters;
•	labor and employment matters;
•	taxes and tax returns;

•	books and records;
•	information supplied;
•	oil and gas matters;
•	derivative transactions;
•	regulation; and
•	no other representations and warranties.
TGC and Merger Sub made a number of representations and warranties to REP in the merger agreement, including representations and warranties relating to the following subject matters:
•	corporate organization, power, authority and qualifications to do business and corporate standing of REP and REP’s subsidiaries;
•	capital structure;
•	corporate power and authority to enter into the merger agreement and to complete the merger, subject to obtaining various consents;
•
absence of any conflicts with organizational documents, required consents and waivers, violations or breaches of any obligations or applicable laws as a result of entering into the merger agreement and of completing the transactions proposed under the merger agreement;

•
except for certain items set forth in the merger agreement, absence of any consents or approvals with any governmental authority required by or with respect to the execution and delivery of the merger agreement and the consummation of the transactions proposed under the merger agreement;

•	financial statements and absence of off balance sheet arrangements;
•	SEC filings; internal controls, disclosure controls, compliance with certain laws;
•	absence of undisclosed liabilities;
•	no insolvency proceedings;
•	absence of being a “shell” company;
•	compliance with applicable laws, permits and regulatory matters;
•	no insider trading;
•	litigation;
•	brokers and fees and expenses;
•	absence of certain changes or events since June 30, 2020;
•	material contracts
•	owned and leased property;
•	condition of assets;
•	intellectual property;
•	insurance;
•	environmental matters;
•	employee benefit matters;
•	labor and employment matters;
•	taxes and tax returns;
•	books and records;

•	information supplied;
•	oil and gas matters;
•	derivative transactions;
•	regulatory;
•	fairness opinion;
•	related party transactions;
•	intended tax treatment;
•	Merger Sub; and
•	no other representations and warranties.
As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect with respect to TGC means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of TGC and its subsidiaries, taken as a whole; or (b) the ability of TGC to consummate the transactions contemplated hereby on a timely basis; provided, however, that a TGC material adverse effect shall not be deemed to include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from:
•	changes generally affecting the economy, financial or securities markets, or political conditions;
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the execution and delivery, announcement, or pendency of the transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise, of TGC and its subsidiaries with employees, suppliers, customers, governmental entities, or other third persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of the merger agreement or the announcement or the pendency of the merger agreement);

•	any changes in applicable law or Generally Accepted Accounting Principles or other applicable accounting standards, including interpretations thereof,
•	acts of war, sabotage, terrorism, or military actions, or the escalation thereof,
•	natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus), or other force majeure events;
•	general conditions in the industry in which TGC and its subsidiaries operate;
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any failure, in and of itself, by TGC to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a TGC material adverse effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso);

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any change, in and of itself, in the market price or trading volume of TGC’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a TGC material adverse effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or

•	actions taken as required or specifically permitted by the merger agreement or actions or omissions taken with REP’s consent.

The definition provides that any event, change, and effect referred to in the first, third, fourth, fifth or sixth clauses above shall be taken into account in determining whether a TGC material adverse effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on TGC and its subsidiaries, taken as a whole, compared to other participants in the industries in which TGC and its subsidiaries conduct their businesses.
As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect with respect to REP means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of REP and its subsidiaries, taken as a whole; or (b) the ability of REP to consummate the transactions contemplated hereby on a timely basis; provided, however, that, a REP material adverse effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from:
•	changes generally affecting the economy, financial or securities markets, or political conditions;
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the execution and delivery, announcement, or pendency of the transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise, of REP and its subsidiaries with employees, suppliers, customers, governmental entities, or other third persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of the merger agreement or the announcement or the pendency of the merger agreement);

•	any changes in applicable law or Generally Accepted Accounting Principles or other applicable accounting standards, including interpretations thereof;
•	acts of war, sabotage, terrorism, or military actions, or the escalation thereof;
•	natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus), or other force majeure events;
•	general conditions in the industry in which REP and its subsidiaries operate;
•
any failure, in and of itself, by REP to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a REP material adverse effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso);

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any change, in and of itself, in REP’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a REP material adverse effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or

•	actions taken as required or specifically permitted by the merger agreement or actions or omissions taken with TGC’s consent.
The definition provides that any event, change, and effect referred to in the first, third, fourth, fifth or sixth clauses above shall be taken into account in determining whether a REP material adverse effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on REP and its subsidiaries, taken as a whole, compared to other participants in the industries in which REP and its subsidiaries conduct their businesses.
Covenants; Conduct of Business Pending the Merger
Except for limited exceptions agreed to and as consented to in writing by the other party (which consent shall not be unreasonably withheld, conditioned or delayed), from October 21, 2020 until the earlier of the termination of the merger agreement in accordance with its terms and the effective time, each of REP and TGC agreed that it will use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice, use its reasonable best efforts to preserve substantially intact its and its subsidiaries’ business organization, to pay its debts and taxes, to keep available the services of its and its subsidiaries’ current officers and employees, to preserve its and its subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other persons having business relationships with it.
TGC and REP also agreed that prior to the effective time, subject to certain limited exceptions set forth in the merger agreement, without the consent of the other party, TGC and REP will not, and will not cause or permit any of its subsidiaries to:
•	amend its organizational documents;
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(i) split, combine, or reclassify any of its securities or securities of its subsidiaries, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any of its securities or securities of its subsidiaries, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock (other than dividends disclosed in the disclosure schedules to the merger agreement);

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issue, sell, pledge, dispose of, or encumber any of its securities or securities of its subsidiaries, other than (i) the issuance of securities in connection with, in the case of REP, REP’s conversion pursuant to the merger agreement, and (ii) any issuance of securities pursuant to its organizational documents;

•	in the case of TGC, delist its Common Stock from the NYSE American or take any action reasonably expected to result in the delisting of its Common Stock from the NYSE American;
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except as required by applicable law or by any employee incentive plan, equity award, employment agreement or contract in effect as of the date of the merger agreement (i) increase the compensation payable or that could become payable by such company or any of its subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with such company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any employee incentive plan or any plan, agreement, program, policy, trust, fund, or other arrangement that would be an employee incentive plan if it were in existence as of the date of the merger agreement, or make any contribution to any employee incentive plan, other than contributions required by law, the terms of such employee incentive plan as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

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acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances, or capital contributions to or investments in any person in excess of $50,000 in the aggregate;

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transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any lien (other than a Permitted Encumbrance as defined in the merger agreement), any assets, including the capital stock or other equity interests in any subsidiary of such company; provided, that the foregoing shall not prohibit such company and its subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, granting non-exclusive licenses under its intellectual property, or selling hydrocarbons, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization other than in anticipation of the merger;

•	in the case of TGC, engage in any transaction or series of transactions that results in TGC being deemed a shell company;
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in the case of REP, except for drawdowns or repayments under REP’s credit facility or other financing of ordinary course trade payables consistent with past practice, and in the case of TGC, except for drawdowns, forgiveness and/or repayment of amounts under TGC’s credit facility and TGC’s Paycheck Protection Program loan or other financing of ordinary course trade payables consistent with past practice, repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of such company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other contract to maintain any financial statement condition of any other person (other than any wholly-owned subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;
•
except in the ordinary course of business consistent with past practice, enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any material contract or any lease with respect to material real property or any other contract or lease that, if in effect as of the date of the merger agreement would constitute a material contract or lease with respect to material real property under the merger agreement;

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institute, settle, or compromise any legal action involving the payment of monetary damages by such company or any of its subsidiaries of any amount exceeding $50,000 in the aggregate, other than (i) any legal action brought against the other party to the merger agreement arising out of a breach or alleged breach of the merger agreement by such other party, (ii) the settlement of claims, liabilities, or obligations reserved against on its balance sheet, or (iii) as disclosed in such company’s disclosure schedules; provided, that neither such company nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on such company’s business;

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make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in Generally Accepted Accounting Principles or applicable law;

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(i) settle or compromise any material tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on its balance sheet, (ii) make or change any material tax election, change any annual tax accounting period, or adopt or change any method of tax accounting, (iii) amend any material tax returns or file claims for material tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to such company or its subsidiaries;

•	enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar contract with respect to any joint venture, strategic partnership, or alliance;
•
take any action to exempt any person from, or make any acquisition of securities of such company by any person not subject to, any state takeover statute or similar statute or regulation that applies to such company with respect to a Takeover Proposal (as defined in the merger agreement) or otherwise, except for the other party(ies) to the merger agreement, or any of their respective subsidiaries or affiliates, or the transactions contemplated by the merger agreement;

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abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material intellectual property, or grant any right or license to any material intellectual property other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
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except to the extent expressly permitted by the merger agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the merger or the other transactions contemplated by the merger agreement;

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in the case of TGC, become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any oil and gas properties that is estimated to result in an expenditure by TGC or its subsidiaries in excess of $50,000 unless the operation is necessary to extend, preserve or maintain an oil and gas property; or

•	agree or commit to do any of the foregoing.

No Solicitation
From the date of merger agreement until the earlier to occur of the effective time or the termination of the merger agreement, neither REP, on the one hand, nor TGC, on the other hand, shall, and each shall cause their respective subsidiaries not to, and shall not authorize or permit its or its respective subsidiaries’ directors, managers, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any person, the foregoing persons are referred to in this section as such person’s “representatives”) to, (i) directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal (as defined in the merger agreement) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal (as defined in the merger agreement), (ii) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to REP or TGC or any of their respective subsidiaries to, afford access to the business, properties, assets, books, or records of Rep or TGC or any of their respective subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal (as defined in the merger agreement); (iii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of REP or TGC, as applicable, or any of their respective subsidiaries, except, in the case of TGC, where the TGC board of directors makes a good faith determination, after consultation with outside legal counsel, that the failure to waive any such standstill provision would be inconsistent with its fiduciary duties under applicable law, or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, any applicable takeover statute; or (iv) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract relating to any Takeover Proposal (as defined in the merger agreement) or publicly propose to take any of the actions described in foregoing clauses (i) through (iv). Neither the REP board of managers shall effect a Company Adverse Recommendation Change (as defined in the merger agreement), nor shall the TGC board of directors effect a Parent Adverse Recommendation Change (as defined in the merger agreement). REP on the one hand, and TGC, on the other hand, shall, and shall cause their respective subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their representatives to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date of the merger agreement with respect to any Takeover Proposal (as defined in the merger agreement) and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of REP or TGC, as applicable, and any of their respective subsidiaries that was furnished by or on behalf of such party or its respective subsidiaries to return or destroy (and confirm destruction of) all such information.
Notwithstanding the foregoing or anything to the contrary set forth in the merger agreement, subject to compliance with Section 5.04(d) of the merger agreement, prior to the earlier to occur of (i) the effective time, (ii) the date on which the Requisite Parent Vote (as defined in the merger agreement) is received for the approval and adoption of the items set forth in this prospectus/proxy statement and (iii) the time at which the merger agreement is terminated (the “Specified Time”), TGC may (A) furnish non-public information with respect to TGC and its subsidiaries to any Qualified Person (as defined in the merger agreement) (and the representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Takeover Proposals (as defined in the merger agreement)) with any Qualified Person (and the representatives of such Qualified Person) regarding any such Takeover Proposal (as defined in the merger agreement); provided, (x) TGC receives from the Qualified Person an executed confidentiality agreement on the terms not less restrictive than exist in the Confidentiality Agreement (as defined in the merger agreement) and continuing additional provisions that expressly permit such party to comply with the terms of the merger agreement, (y) TGC has not otherwise materially breached this non-solicitation section of the merger agreement with respect to such Takeover Proposal (as defined in the merger agreement), and (z) the TGC board of directors has determined that taking such actions would be required to prevent a breach of its fiduciary duties under applicable law.
Notwithstanding the foregoing or anything to the contrary set forth in the merger agreement, at any time prior to the Specified Time (as defined in the merger agreement), the TGC board of directors (provided, that TGC has not materially breached its obligations as set forth in the merger agreement), may effect a Parent Adverse Recommendation Change (as defined in the merger agreement) with respect to a Superior Proposal (as defined in the merger agreement) if: (i) the TGC board of directors shall have determined (after consultation with outside legal counsel) that such Parent Adverse Recommendation Change (as defined in the merger agreement) would be required to comply with its fiduciary obligations under applicable law; (ii) TGC has provided at least five business days prior written notice to REP that it intends to effect a Parent Adverse Recommendation Change (as defined in the merger agreement) including a description in reasonable detail of the reasons for such recommendation change, and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (as defined in the merger agreement) (including the identity of the person making such Superior Proposal (as defined in the merger agreement)) (a “recommendation change notice”) (it being understood that the recommendation change notice shall not constitute a Parent Adverse Recommendation Change (as defined in the merger agreement) for purposes of the merger agreement); (iii) TGC has complied in all material respects with the requirements of the non-solicitation provisions in the merger agreement in connection with any potential Superior Proposal (as defined in the merger agreement); and (iv) if REP shall have delivered to TGC a written, binding and irrevocable offer to alter the terms or conditions of the merger agreement during the five business day period referred to in clause (ii) above, the TGC board of directors shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by the other party, that the Takeover Proposal (as defined in the merger agreement) is still a Superior Proposal (as defined in the merger agreement) and a Parent Adverse Recommendation Change (as defined in the merger agreement) would still be required to comply with its fiduciary obligations under applicable law. In the event of any material amendment to any Superior Proposal (as defined in the merger agreement) (including any revision in the amount, form or mix of consideration the TGC stockholders would receive as a result of such potential Superior Proposal (as defined in the merger agreement)), TGC shall be required to provide REP with notice of such material amendment and there shall be a new two business day period following such notification during which REP and TGC shall comply again with the requirements of the merger agreement and the TGC board of directors shall not make a Parent Adverse Recommendation Change (as defined in the merger agreement) prior to the end of any such period as so extended.
TGC and REP will as promptly as reasonably practicable (and in any event within two (2) business days after receipt) (i) notify the other party of its receipt of any Takeover Proposal (as defined in the merger agreement) and (ii) provide to the other party a copy of such Takeover Proposal (as defined in the merger agreement) (if written), or a summary of the material terms and conditions of such Takeover Proposal (as defined in the merger agreement) (if oral), including the identity of the person making such Takeover Proposal (as defined in the merger agreement), and copies of all written communications with such person with respect to such actual or potential Takeover Proposal (as defined in the merger agreement). The party in receipt of a Takeover Proposal (as defined in the merger agreement) will (A) provide the other party with written notice setting forth such information as is reasonably necessary to keep such other party informed of the material terms of any such Takeover Proposal (as defined in the merger agreement) and of any material amendments or modifications thereto, (B) keep such other party informed as promptly as practicable with respect to any changes to the material terms of a Takeover Proposal (as defined in the merger agreement) submitted to such party, including by providing a copy of all written proposals and a summary of all oral proposals or material oral modifications to an earlier written proposal, in each case relating to any Takeover Proposal (as defined in the merger agreement), and (C) prior to, or substantially concurrently with, the provision of any non-public information of such party to any such person, provide such information to the other party (including by posting such information to an electronic data room), to the extent such information has not previously been made available the other party.
Notwithstanding anything in the non-solicitation section of the merger agreement to the contrary, the TGC board of directors may, at any time prior to obtaining the Requisite Parent Vote (as defined in the merger agreement), effect a Parent Adverse Recommendation Change (as defined in the merger agreement) in response to a Parent Intervening Event (as defined in the merger agreement) if the TGC board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; provided, however, that TGC shall provide REP with five (5) business days’ prior written notice advising REP it intends to effect a Parent Adverse Recommendation Change (as defined in the merger agreement) and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Parent Intervening Event (as defined in the merger agreement)), and during such five (5) business day period, TGC shall consider in good faith any proposal by REP to amend the terms and conditions of the merger agreement in a manner that would allow the TGC board of directors not to make such Parent Adverse Recommendation Change (as defined in the merger agreement) consistent with its fiduciary duties.
Notwithstanding anything in the non-solicitation section of the merger agreement to the contrary, the REP board of managers may, at any time prior to obtaining the Requisite Company Vote (as defined in the merger agreement), effect a Company Adverse Recommendation Change (as defined in the merger agreement) if the REP board of managers determines in good faith after consultation with REP’s financial advisors and outside legal counsel that a Company Intervening Event (as defined in the merger agreement) has occurred; provided, however, that REP shall provide TGC with five (5) business days’ prior written notice advising TGC it intends to effect a Company Adverse Recommendation Change (as defined in the merger agreement) and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Company Intervening Event (as defined in the merger agreement)), and during such five (5) business day period, REP shall consider in good faith any proposal by TGC to amend the terms and conditions of the merger agreement in a manner that would resolve the Company Intervening Event (as defined in the merger agreement) to the satisfaction of the REP board of managers such that the REP board of managers elects not to make such Company Adverse Recommendation Change (as defined in the merger agreement).
Nothing contained in the merger agreement shall prevent TGC or the TGC board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or other applicable law with respect to a Takeover Proposal (as defined in the merger agreement) if the TGC board of directors determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. For the avoidance of doubt, a public statement that describes TGC’s receipt of a Takeover Proposal (as defined in the merger agreement) and the operation of the merger agreement with respect thereto shall not be deemed a Parent Adverse Recommendation Change (as defined in the merger agreement); provided that any disclosures (other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change (as defined in the merger agreement), unless the TGC board of directors expressly publicly reaffirms its recommendation for the merger and the other transactions contemplated by the merger agreement within two (2) business days after being requested in writing to do so by REP.
Disclosure Documents
As soon as reasonably practical after the execution of the merger agreement, TGC and REP agreed to prepare and TGC agreed to file this proxy statement/prospectus with the SEC. Each of TGC and REP have agreed to provide to the other party all information required for preparation of this proxy statement/prospectus. TGC and REP have agreed to use their reasonable best efforts to: (i) cause the Form S-4 of which this proxy statement/prospectus is a part to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the merger. TGC has agreed to notify REP promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of TGC common stock issuable in connection with the merger for offering or sale in any jurisdiction. TGC and REP have agreed to use their reasonable best efforts to: (A) cause the proxy statement/prospectus to be mailed to TGC’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (B) ensure that the proxy statement/prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act.
Stockholder Approvals
In the merger agreement, TGC has represented that its Board of Directors (A) determined that the merger agreement and the transactions contemplated thereby, including the merger, the TGC share issuance, and the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal, upon the terms and subject to the conditions set forth in the merger agreement, are fair to, and in the best interests of, TGC and its stockholders, (B) approved and declared advisable the merger agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by the merger agreement, including the merger, the TGC share issuance, and the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal, in each case, upon the terms and subject to the conditions set forth in the merger agreement, (C) approved the merger and the other transactions contemplated by the merger agreement for purposes of the Rights Agreement, dated as of March 16, 2017, by and between TGC and Continental Stock Transfer & Trust Company, with the effect that such Rights Agreement and all Rights (as defined therein) will automatically be terminated in accordance with Section 7(a) and Section 13 thereof at the closing of the merger, (D) directed that the approval and adoption of the merger agreement and the merger, the TGC share issuance, and the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal be submitted to a vote of TGC’s stockholders at the TGC special meeting, and (E) resolved to recommend that TGC’s stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, the TGC share issuance, and the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal.
TGC has agreed to use reasonable best efforts to solicit from TGC’s stockholders proxies in favor of the approval and adoption of the merger agreement and the merger, the TGC share issuance proposal, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal and to take all other actions necessary or advisable to secure the vote or consent of the TGC stockholders required by applicable law to obtain such approval at the TGC special meeting. If the TGC board of directors makes a Parent Adverse Recommendation Change (as defined in the merger agreement), it will not alter the obligation of TGC to submit the proposal for approval and adoption of the merger agreement and the merger, the TGC share issuance proposal and the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal to the TGC stockholders to consider and vote upon, unless the merger agreement has been previously terminated in accordance with its terms.
TGC also agreed to submit to the TGC stockholders at the TGC special meeting the following proposals: (i) approval and adoption of the merger agreement and the issuance of TGC common stock, (ii) approval and adoption of amendments to the TGC amended and restated certificate of incorporation (including authorization of the TGC board of directors to effect a reverse stock split to be mutually agreed by the parties to best position the post-closing share price of TGC), (iii) approval and adoption of an amendment to the TGC bylaws, and (iv) approval and adoption of the 2021 Long Term Incentive Plan.
TGC, in its capacity as the sole stockholder of Merger Sub, has approved the merger agreement and the merger.
REP has agreed to use reasonable best efforts to solicit from the holders of a majority of the REP common units (on an as-converted basis) consents in favor of the approval of the closing of the merger within 10 days following the effectiveness of this prospectus/proxy statement.
Indemnification of Officers and Directors
Under the merger agreement TGC and the surviving company agree that all rights to indemnification, advancement of expenses, and exculpation by TGC and any of its subsidiaries now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the effective time an officer or director of TGC or any of its subsidiaries or who acts as a fiduciary under any of TGC’s employee benefit plans as provided in the organizational documents of TGC or any other contracts as in effect on the date of the merger agreement, will survive the merger and remain in full force and effect in accordance with their terms. For a period of six years from the effective time, TGC and the surviving company will maintain in effect the exculpation, indemnification, and advancement of expenses at least equivalent to the provisions of the organizational documents of TGC as in effect immediately prior to the effective time with respect to acts or omissions by any person described above occurring prior to the effective time, and will not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any such person; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
Pursuant to the merger agreement, TGC agreed to purchase, as of the effective time, a six-year “tail” policy under existing directors’ and officers’ liability insurance policy. In no event, however, will TGC be required to expend for an annual premium for such policies more than an amount equal to 275% of the last annual premiums paid by TGC or its subsidiaries for such insurance as of the date of the merger agreement. In the event TGC or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of TGC will assume the indemnification and insurance obligations set forth in the merger agreement.

Additional Agreements
Each of REP, TGC and Merger Sub has agreed to use reasonable best effort to, among other things:
•
take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective and satisfy all conditions to the transactions contemplated the merger agreement as expeditiously as practicable;

•
as expeditiously as practicable, obtain all necessary permits, waivers, and actions or nonactions from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities;

•	as expeditiously as practicable, obtain all necessary consents or waivers from third parties; and
•	execute or deliver any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement.
TGC and REP have also agreed to reasonably cooperate with each other in connection with the making of all the foregoing filings and to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the merger agreement.
Notwithstanding anything to the contrary in the merger agreement, none of TGC, Merger Sub, REP or any of their respective subsidiaries shall be required to, and none of TGC, Merger Sub, or REP may, without the prior written consent of the other parties, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or order to:
•
sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of REP, the surviving company, TGC, Merger Sub, or any of their respective subsidiaries;

•
conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of business of REP, the surviving company, TGC, Merger Sub, or any of their respective subsidiaries in any manner; or

•	impose any restriction, requirement, or limitation on the operation of the business or portion of the business of REP, the surviving company, TGC, Merger Sub, or any of their respective subsidiaries;
•
provided, that if requested by REP, TGC will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or order so long as such requirement, condition, limitation, understanding, agreement, or order is only binding on TGC in the event the closing occurs.

TGC has also agreed that from and after the date of the merger agreement and through the earlier of the effective time, TGC shall, and shall cause each of its subsidiaries to, use its and their reasonable best efforts to, and cause its and their representatives to, make available such personnel as may be reasonably necessary to effectively transition the operations and management of TGC and each of its subsidiaries as of the effective time, including without limitation, (i) providing TGC’s reserve reports prepared by LaRoche Petroleum Consultants, Ltd., lease operating statements and production reports with respect to the oil and gas properties of TGC and each of its subsidiaries evaluated in TGC’s reserve reports prepared by LaRoche Petroleum Consultants, Ltd. for the fiscal year ended December 31, 2020 (once such reserve reports are delivered to TGC); (ii) providing financial statements, data, information and assistance and cooperation reasonably necessary for the officers of REP to assume control of the financial, accounting and internal control procedures at the effective time; and (iii) providing access to information, assistance and cooperation reasonably necessary for the officers of REP to assume control over human resources matters. All non-public information exchanged pursuant to this provision of the merger agreement shall be subject to the Confidentiality Agreement (as defined in the merger agreement).
REP and TGC have agreed that subject to compliance with applicable law, REP and TGC, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on either REP or TGC, as the case may be. REP and TGC shall promptly provide each other (or their respective counsel) copies of all filings made by such party or its subsidiaries with the SEC or any other governmental entity in connection with merger agreement and the transactions contemplated by the merger agreement. Without limiting in any way any party’s rights or obligations under the merger agreement, nothing contained in the merger agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective subsidiaries’ operations prior to the effective time. Prior to the effective time, each of the parties shall exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations.
TGC has agreed, upon the written request of REP, to use reasonable best efforts to facilitate REP in obtaining a contingent risk insurance policy (a “CR insurance policy”), including taking the following actions (i) providing, as promptly as practicable, business, operational, legal and other information relating to TGC and its subsidiaries to the applicable insurance broker or provider that is customary for the underwriting of such policies or reasonably necessary for the issuance of a binder for the CR insurance policy (“CR insurance binder”) and CR insurance policy; (ii) participating in a reasonable number of conferences with such insurer as are reasonably necessary for the issuance of a CR insurance policy, and (iv) executing and delivering all documents, instruments, certificates and other writings required to be executed and delivered by it under the CR insurance binder or the CR insurance policy at or prior to the closing of the merger, including to the extent required to satisfy any conditions to the effectiveness thereof or the coverage to be provided thereby. REP shall use its reasonable best efforts to obtain any CR insurance policy.
NYSE American Listing
As of the date of this proxy statement/prospectus, the TGC common stock is listed on the NYSE American under the symbol “TGC.” Pursuant to the merger agreement, it is a condition to closing that the shares of TGC common stock being issued in connection with the merger be approved for listing (subject to official notice of issuance) on the NYSE American stock exchange. Pursuant to the merger agreement, TGC has also agreed to use its reasonable best efforts to change its symbol for the TGC common stock on the NYSE American from “TGC” to “REPX”.
Directors and Officers of TGC Following the Merger
Pursuant to the merger agreement, immediately following the effective time, the initial size of the board of directors of the combined company will be five, and the initial directors will be Michael J. Rugen, Bobby D. Riley, Bryan H. Lawrence, Brent Arriaga and E. Wayne Nordberg.
TGC, Merger Sub and REP have agreed to take all necessary actions so that, from and after the effective time, the officers of REP immediately prior to the effective time shall, from and after the effective time, be the officers of TGC until their successors have been duly appointed and qualified or until their earlier termination, death or resignation. The current officers of REP are Bobby D. Riley, Chairman of the Board and Chief Executive Officer, Kevin Riley, President, Corey Riley, Executive Vice President Business Intelligence, and Michael Palmer, Executive Vice President Corporate Land. Additionally, Michael J. Rugen, TGC’s Interim Chief Executive Officer and Chief Financial Officer is expected to become the Chief Financial Officer of the combined company.
Conditions to Completion of the Merger
The respective obligations of TGC, Merger Sub and REP to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:
•
the requisite vote of the stockholders of TGC at the TGC special meeting must have approved and adopted the merger agreement and the merger, and the other transactions proposed under the merger agreement including the TGC share issuance proposal, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal;

•	the requisite vote of the members of REP must have approved and adopted the merger agreement and the merger;
•	TGC shall have filed the second amended and restated certificate of incorporation of TGC with the Secretary of State of the State of Delaware;
•	the shares of TGC common stock to be issued in the merger and pursuant to the merger agreement must have been approved for listing (subject to official notice of issuance) on the NYSE American;

•
the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order and no proceeding for that purpose, and no similar proceeding with respect to this proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC or its staff;

•
no governmental entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any laws or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the merger, the TGC share issuance, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal, the TGC equity plan proposal or the other transactions contemplated by the merger agreement; and

•
all consents, approvals and other authorizations of any governmental entity required to consummate the merger, the TC share issuance, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal, the TGC equity plan proposal and the other transactions contemplated by the merger agreement (other than the filing of the Second Amended and Restated Certificate of Incorporation of TGC, the Second Amended and Restated Bylaws of TGC, the REP 2021 LTIP (as defined in the merger agreement) and the Certificate of Merger with the Secretary of State of the State of Delaware) shall have been obtained, free of any condition that would reasonably be expected to have a material adverse effect on TGC or REP.

The obligations of TGC and Merger Sub to complete the merger are also subject to the satisfaction or waiver of the following conditions:
•
representations and warranties regarding certain fundamental representations of REP must be true and correct (other than de minimis inaccuracies) as of the date of the merger agreement and as of immediately prior to the effective time of the merger with the same force and effect as if made as of such time or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the remaining representations and warranties of REP in the merger agreement must be true and correct as of the date of the merger agreement and as of immediately prior to the effective time with the same force and effect as if made as of such time or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined in the merger agreement)(without giving effect to any references therein to any material adverse effect or other materiality qualifications);

•
REP must have performed in all material respects all of its obligations, and complied in all material respects with the agreements and covenants, required to be performed or complied with by it under the merger agreement at or prior to the closing;

•
there must not have occurred, since the date of the merger agreement, any Company Material Adverse Effect (as defined in the merger agreement) or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined in the merger agreement); and

•	TGC must have received a certificate, signed by the chief executive officer or chief financial officer of REP, certifying as to the matters set forth above.
The obligations of REP to complete the merger are also subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties regarding certain fundamental representations of TGC and the Merger Sub must be true and correct (other than de minimis inaccuracies) as of the date of the merger agreement and as of immediately prior to the effective time of the merger with the same force and effect as if made as of such time or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the remaining representations and warranties of TGC and Merger Sub in the merger agreement must be true and correct as of the date of the merger agreement and as of immediately prior to the effective time with the same force and effect as if made as of such time or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct has not had and would not reasonably be expected to have a Parent Material Adverse Effect (as defined in the merger agreement) (without giving effect to any references therein to any material adverse effect or other materiality qualifications);
•
TGC and Merger Sub must have performed in all material respects all of their obligations, and complied in all material respects with the agreements and covenants required to be performed or complied with by them under the merger agreement at or prior to the closing;

•
TGC shall at the closing of the merger take all necessary actions to cause the: (i) repayment of all principal, interest, prepayment expenses, or other amounts due under the TGC credit facility, (ii) termination of the loan agreements executed in connection with the TGC credit facility, (iii) release and termination of all liens on TGC and its subsidiaries or their respective assets securing the TGC credit facility, and (iv) delivery to REP of any applicable documents necessary to evidence the release and termination of such liens. TGC shall, at least three business days prior to the closing, take all necessary actions to cause the forgiveness and/or repayment of all principal, interest, prepayment expenses, or other amounts due under the Parent PPP Loan (as defined in the merger agreement), or requisite consent of the Parent PPP Loan lender, together with delivery to REP of any applicable documents necessary to evidence such forgiveness, termination or consent;

•
each of the deliverables referenced in the Seventh Amendment and Consent to Credit Agreement dated as of October 21, 2020 among REP, the lenders party thereto and Truist Bank, as administrative agent that are not in the control of REP shall have been executed and delivered by each of the signatories thereto on or prior to the closing date of the merger;

•
there must not have occurred, since the date of the merger agreement, any Parent Material Adverse Effect (as defined in the merger agreement) or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined in the merger agreement);

•
to the extent requested in writing by REP, the CR insurance policy shall have been issued on or prior to the closing date of the merger and shall be in effect in accordance with its terms on the closing date of the merger;

•	the requisite vote of TGC, as the sole stockholder of Merger Sub shall have been received for the approval and adoption of the merger agreement and the merger; and
•	REP will have received a certificate, signed by an officer of TGC, certifying as to the matters set forth in the first, second, third, fifth, and seventh bullets above.
Termination
The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:
•	mutual written consent of TGC and REP;
•
by either TGC or REP if the merger shall not have been consummated by March 21, 2021 (the “End Date”); provided, however, that the right to terminate the merger agreement for failure of the merger to be consummated on or before the End Date shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before the End Date;

•
by either TGC or REP if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the merger, the TGC share issuance, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal, the TGC equity plan proposal or the other transactions contemplated by the merger agreement, and such law or order shall have become final and nonappealable; provided, however, that the right to terminate the merger agreement pursuant to the issuance, promulgation, enforcement, or entry of any such law or order shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the merger agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;
•
by either TGC or REP if the proposal for the approval and adoption of the merger agreement and the merger, the TGC share issuance proposal, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal have been submitted to the stockholders of TGC for approval and the requisite vote of TGC stockholders shall not have been obtained;

•	by TGC, at any time prior to the effective time, if any of the following circumstances shall occur:
•
if (i) the REP board of managers fails to make the Company Board Recommendation (as defined in the merger agreement), (ii) a Company Adverse Recommendation Change (as defined in the merger agreement) shall have occurred, or (iii) the Requisite Company Vote (as defined in the merger agreement) is not received;

•
REP materially breaches or fails to perform its non-solicitation obligations or its obligation to use reasonable best efforts to solicit from the REP members consent in favor of closing the merger within 10 days following effectiveness of this prospectus/proxy statement as set forth in the merger agreement;

•
if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of REP set forth in the merger agreement such that the conditions to the closing of the merger set forth in the merger agreement would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that TGC shall have given REP at least 30 days written notice prior to such termination stating TGC’s intention to terminate the merger agreement; provided further, that TGC shall not have the right to terminate the merger agreement pursuant to this provision if TGC or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement, which breach has not been cured; or

•
if, at any time prior to the Specified Time (as defined in the merger agreement), each of the following occur: (A) TGC shall have received a Superior Proposal (as defined in the merger agreement); (B) TGC shall have complied in all material respects with its non-solicitation obligations under the merger agreement, including with respect to making a Parent Adverse Recommendation Change (as defined in the merger agreement) with respect to such Superior Proposal (as defined in the merger agreement); (C) the TGC board of directors approves, and TGC concurrently with the termination of the merger agreement enters into, a definitive agreement with respect to such Superior Proposal (as defined in the merger agreement); and (D) prior to or concurrently with such termination, TGC reimburses REP’s expenses in an amount up to $475,000.

•	by REP, at any time prior to the effective time, if any of the following circumstances shall occur:
•
(i) the TGC board of directors fails to make the Parent Board Recommendation (as defined in the merger agreement), (ii) a Parent Adverse Recommendation Change (as defined in the merger agreement) shall have occurred, or (iii) the Requisite Parent Vote (as defined in the merger agreement) is not received;

•
TGC materially breaches or fails to perform its non-solicitation obligations or its obligation to use reasonable best efforts to solicit from the TGC stockholders and take all other action necessary to secure the vote required by law to obtain approval of the merger and merger agreement, the TGC share issuance, the TGC share increase proposal, the TGC name change proposal, the TGC reverse stock split proposal, the TGC corporate opportunities proposal, the TGC charter amendments provision proposal, the TGC bylaws amendments provision proposal and the TGC equity plan proposal as set forth in the merger agreement; and

•
if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of TGC or Merger Sub set forth in the merger agreement such that the conditions to the closing of the merger would not be satisfied and such breach is incapable of being cured by the End Date; provided, that REP shall have given TGC at least 30 days written notice prior to such termination stating REP’s intention to terminate the merger agreement pursuant to this provision; provided further, that REP shall not have the right to terminate the merger if REP is then in material breach of any representation, warranty, covenant, or obligation under the merger agreement, which breach has not been cured.
Termination Expense Reimbursement
Expenses payable by TGC
If the merger agreement is terminated by (i) REP because TGC’s board of directors failed to make the Parent Board Recommendation (as defined in the merger agreement), a Parent Adverse Recommendation Change (as defined in the merger agreement) shall have occurred, TGC breached any of its non-solicitation obligations or obligations to solicit TGC stockholders, the Requisite Parent Vote (as defined in the merger agreement) was not received, or there was a breach of any representation, warranty, covenant, or agreement on the part of TGC or Merger Sub set forth in the merger agreement such that the conditions to closing of the merger agreement would not be satisfied and such breach is incapable of being cured by the End Date, (ii) TGC because, prior to the Specified Time (as defined in the merger agreement), all of the following occurred: TGC received a Superior Proposal (as defined in the merger agreement), TGC complied in all material respects with its non-solicitation obligations, and the TGC board of directors approves, and TGC concurrently with the termination of the merger agreement enters into, a definitive agreement with respect to such Superior Proposal (as defined in the merger agreement), or (iii) by either REP or TGC because the Requisite Parent Vote (as defined in the merger agreement) is not received, then TGC shall pay to REP (by wire transfer of immediately available funds) within five business days after such termination, a fee in an amount equal to REP’s expenses (up to $475,000) actually incurred by REP on or prior to the termination of the merger agreement.
Expenses payable by REP
If the merger agreement is terminated by (i) TGC because the REP board of managers failed to make the Company Board Recommendation (as defined in the merger agreement), a Company Adverse Recommendation Change (as defined in the merger agreement) occurred, the Requisite Company Vote is not received, REP breached its non-solicitation obligations or obligations to solicit REP members, or there was a breach of any representation, warranty, covenant, or agreement on the part of REP set forth in the merger agreement such that the conditions to closing of the merger agreement would not be satisfied and such breach is incapable of being cured by the End Date (ii) by REP if the merger has not been consummated on or before March 21, 2021 because the condition to completion of the merger related to deliverables under REP’s credit facility have not been satisfied, then REP shall pay to TGC (by wire transfer of immediately available funds), within five business days after such termination, a fee in an amount equal to TGC’s expenses (up to $475,000) actually incurred by TGC on or prior to the termination of the merger agreement.
Amendment
The merger agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Parent Vote (as defined in the merger agreement), by written agreement signed by each of the parties to the merger agreement; provided, however, that: (a) there shall be no amendment or supplement to the provisions of the merger agreement which by law would require further approval by the holders of REP units without such approval; and (b) following the receipt of the Requisite Parent Vote (as defined in the merger agreement), there shall be no amendment or supplement to the provisions of the merger agreement which by law would require further approval by the holders of TGC common stock without such approval.
Expenses
The merger agreement provides all fees and expenses incurred in connection with the merger agreement and the transactions proposed under the merger agreement shall be paid by the party incurring such expenses, except as described above under “Termination Expense Reimbursement”.

MATTERS BEING SUBMITTED TO A VOTE OF TGC STOCKHOLDERS
PROPOSAL NO. 1:
APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE ISSUANCE OF SHARES OF TGC COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT
At the TGC special meeting, TGC stockholders will be asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of TGC common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger. As of the date of the execution of the merger agreement, it was estimated that as a result of the merger and based solely on the Exchange Ratio of 97.796467, current REP members would own, or hold rights to acquire, in the aggregate approximately 95% of the fully diluted TGC common stock at the closing and current TGC stockholders would own, or hold rights to acquire, in the aggregate approximately 5% of the fully diluted TGC common stock at the closing and, in each case, following the effective time and subject to adjustment of the Exchange Ratio. The Exchange Ratio is subject to change to account for, among other things, if the number of outstanding REP units or TGC common stock shall change including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (other than a change by reason of the issuance of REP units upon the conversion of REP’s preferred units, or the issuance of any TGC common stock under the TGC stock option plan or the TGC 2018 LTIP prior to the closing of the merger).
Purpose and Effects of the Proposal
TGC and REP refer you to the terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of TGC common stock in the merger, which are described in detail in the other sections in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.
Required Vote
The affirmative vote of holders of shares of TGC’s stock having a majority in voting power of the votes cast by the holders of all of the shares of TGC’s stock present or represented by proxy at the TGC special meeting is required to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of TGC common stock in the merger pursuant to the terms of the merger agreement, in an amount necessary to complete the merger.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT THE TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE ISSUANCE OF SHARES OF TGC COMMON STOCK PURSUANT TO THE MERGER AGREEMENT, IN AN AMOUNT NECESSARY TO COMPLETE THE MERGER.

PROPOSAL NO. 2:
APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF TGC COMMON STOCK
At the TGC special meeting, TGC stockholders will be asked to approve and adopt an amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, to increase the number of authorized shares of TGC common stock from 100 million to 240 million shares, effective only upon the completion of the merger. The amendment to the amended and restated certificate of incorporation of TGC effecting the TGC share increase proposal is set forth in Section 4 of Annex C to this proxy statement/prospectus.
Purpose and Effects of the Proposal
The purpose and effect of the TGC share increase proposal is to provide sufficient shares of TGC common stock for TGC to issue to holders of REP units in the merger. Without an increase in authorized shares, TGC does not have sufficient shares of TGC common stock to issue as merger consideration.
Required Vote
The affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting is required to approve and adopt the amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, effecting the TGC share increase proposal.
This Proposal No. 2 is conditioned upon the consummation of the merger. If the merger is not completed or the TGC stockholders do not approve Proposal No. 2, the number of authorized shares will not be increased.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AND ADOPT AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF TGC COMMON STOCK FROM 100 MILLION TO 240 MILLION.

PROPOSAL NO. 3:
APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC NAME CHANGE
General
At the TGC special meeting, TGC stockholders will be asked to approve and adopt an amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, to change the corporate name of TGC from “Tengasco, Inc.” to “Riley Exploration Permian, Inc.” The amendment to the TGC charter effecting the TGC name change proposal is set forth in Section 1 of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C.
Purpose and Effects of the Proposal
The primary reason for the corporate name change is that management believes the TGC name change will allow for brand recognition of REP’s business following the consummation of the merger. Moreover, TGC’s management believes that the current name will no longer accurately reflect the business of TGC and the mission of TGC subsequent to the consummation of the merger.
Required Vote
The affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting is required to approve and adopt the amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, effecting the TGC name change.
This Proposal No. 3 is conditioned upon the consummation of the merger. If the merger is not completed or the TGC stockholders do not approve Proposal No. 3, TGC’s name will not be changed.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC NAME CHANGE.

PROPOSAL NO. 4:
APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC REVERSE STOCK SPLIT
General
At the TGC special meeting, TGC stockholders will be asked to approve and adopt an amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, effecting the reverse stock split. Upon the effectiveness of the amendment to the TGC charter effecting the reverse stock split (the “Split Effective Time”), the issued shares of TGC common stock immediately prior to the Split Effective Time will be reclassified into a smaller number of shares such that a TGC stockholder will own one new share of TGC common stock for every eight to twelve shares (or any number in between, with the exact ratio of the reverse stock split to be determined by the boards of directors of TGC and REP) of issued TGC common stock held by that stockholder immediately prior to the Split Effective Time.
If Proposal No. 4 is approved, the reverse stock split would become effective on or about the closing. The TGC board of directors may effect only one reverse stock split in connection with this Proposal No. 4. The exact ratio of the reverse stock split will be determined by agreement of the boards of directors of TGC and REP prior to the Split Effective Time and will be publicly announced by TGC prior to such Split Effective Time. TGC believes that enabling the board of directors of TGC and the board of managers of REP to set the ratio of the reverse stock split within the stated range will provide it with the flexibility to implement the reverse stock split in a manner designed to maximize the anticipated benefits for the TGC stockholders. In determining a ratio of the reverse stock split, if any, following the receipt of stockholder approval, the board of directors of TGC and the board of managers of REP may consider, among other things, factors such as:
•	the number of shares of TGC common stock outstanding;
•
the then-prevailing trading price and trading volume of TGC common stock and the anticipated or actual impact of the reverse stock split on the trading price and trading volume for TGC common stock; and

•	prevailing market and economic conditions.
TGC reserves the right to elect to abandon the reverse stock split, including any or all proposed ratios for the reverse stock split, if it determines, in its sole discretion, that the reverse stock split is no longer in the best interests of TGC and the TGC stockholders.
The reverse stock split will not (i) reduce the number of authorized shares of TGC common stock or (ii) change the par value of the TGC common stock.
Purpose
The TGC board of directors approved the proposal approving the amendment to the amended and restated certificate of incorporation of TGC effecting the reverse stock split for the following reasons:
Requirements for Listing on the NYSE American
As of the date of this proxy statement/prospectus, the TGC common stock is listed on the NYSE American under the symbol “TGC.”
According to NYSE American rules, a NYSE American-listed issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-NYSE American entity, resulting in a change of control of the issuer and potentially allowing the non-NYSE American entity to obtain a NYSE American listing. The listing standards of NYSE American will require TGC to have, among other things, a $3.00 per share minimum bid price (in some circumstances this minimum bid price may be $2.00 per share) upon the closing. TGC may not be able to meet the minimum bid price requirement of the NYSE American unless it effects a reverse stock split to increase the per share market price of TGC common stock.
Potential Increased Investor Interest and Ability to Attract and Retain Employees
On October 20, 2020, TGC common stock closed at $0.97 per share. An investment in TGC common stock at this price may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, some investment funds are reluctant to invest in lower priced stocks, and TGC may be able to more successfully attract and retain employees with a higher stock price.
Reducing the number of outstanding shares of TGC common stock through the reverse stock split is intended, absent other factors, to increase the per-share market price of TGC common stock. However, TGC cannot predict whether the reverse stock split will increase the market price of the TGC common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of TGC common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of TGC common stock outstanding before the reverse stock split or that the market price of TGC common stock will not decrease in the future;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the reverse stock split will result in a per share price that will increase the ability of TGC to attract and retain employees; or
•	TGC will meet the requirements of NYSE American for inclusion for trading on the NYSE American, including the minimum bid price upon the closing.
The market price of TGC common stock will also be based on the performance of TGC, market conditions, the market’s perception of the combined company’s business and other factors which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of TGC common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of TGC may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of TGC common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.
Effects of the Reverse Stock Split
The amendment to the TGC charter effecting the reverse stock split is set forth in the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C.
Depending on the ratio for the reverse stock split determined by the board of directors of TGC and the board of managers of REP, a minimum of every eight and a maximum of every twelve shares of issued TGC common stock will be combined into one new share of TGC common stock. Based on 10,685,042 shares of TGC common stock outstanding as of January 28, 2021, the Record Date for the TGC special meeting, immediately following the reverse stock split, TGC would have approximately 1,335,630 shares of TGC common stock issued and outstanding if the ratio for the reverse stock split is one-for-eight, and 890,420 shares of TGC common stock issued and outstanding if the ratio for the reverse stock split is one-for-twelve. Any other ratio selected within such range would result in a number of shares of TGC common stock issued and outstanding of between 1,335,630 and 890,420 shares. The actual number of shares issued and outstanding after giving effect to the reverse stock split, if implemented, will depend on the ratio for the reverse stock split that is ultimately determined by the board of directors of TGC and the board of managers of REP.
The reverse stock split will be effected simultaneously for all outstanding shares of TGC common stock. The reverse stock split will affect all of the TGC stockholders uniformly and will not affect any TGC stockholder’s percentage ownership interests in TGC, except that, as described below under “-Fractional Shares,” record holders of TGC common stock otherwise entitled to a fractional share as a result of the reverse stock split will receive cash in lieu of such fractional share. In addition, the reverse stock split will not affect any TGC stockholder’s proportionate voting power (subject to the treatment of fractional shares). TGC common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split does not affect the total proportionate ownership of TGC following the merger. The reverse stock split will not affect TGC continuing to be subject to the periodic reporting requirements of the Exchange Act.
The reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of TGC common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Split Effective Time, TGC common stock will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below.
The reverse stock split would also proportionately reduce the number of authorized shares of TGC common stock. The reverse stock split will not change the number of authorized shares of preferred stock. The reverse stock split will not change the par value of the TGC common stock or the preferred stock.
Beneficial Holders of TGC Common Stock (i.e. stockholders who hold in street name)
For purposes of implementing the reverse stock split, TGC intends to treat shares held by TGC stockholders through a bank, broker, custodian or other nominee in the same manner as registered TGC stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding TGC common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split. TGC stockholders who hold shares of TGC common stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.
Registered “Book-Entry” Holders of TGC Common Stock (i.e. stockholders that are registered on TGC’s transfer agent’s books and records but do not hold stock certificates)
Certain registered holders of TGC common stock may hold some or all of their shares electronically in book-entry form with TGC’s transfer agent. These stockholders do not have stock certificates evidencing their ownership of TGC common stock. They are, however, provided with a periodic statement reflecting the number of shares registered in their accounts.
TGC stockholders who hold shares electronically in book-entry form with TGC’s transfer agent will not need to take further action to receive whole shares of post-reverse stock split common stock, because the exchange will be automatic.
Exchange of Stock Certificates
If the reverse stock split is effected, TGC stockholders holding certificated shares (i.e., shares represented by one or more physical stock certificates) will be requested to exchange their old stock certificate(s) (“Old Certificate(s)”) for shares held in book-entry form through the Depository Trust Company’s Direct Registration System representing the appropriate number of whole shares of TGC common stock resulting from the reverse stock split. Stockholders of record upon the Split Effective Time will be furnished the necessary materials and instructions for the surrender and exchange of their Old Certificate(s) at the appropriate time by TGC’s transfer agent, Continental Stock Transfer & Trust Company. TGC stockholders will not have to pay any transfer fee or other fee in connection with such exchange. As soon as practicable after the Split Effective Time, TGC’s transfer agent will send a letter of transmittal to each stockholder advising such holder of the procedure for surrendering Old Certificate(s) in exchange for new shares held in book-entry form. Old Certificate(s) representing pre-split shares cannot be used for either transfers or deliveries. Accordingly, TGC stockholders must exchange their Old Certificate(s) in order to effect transfers or deliveries of their shares.
TGC STOCKHOLDERS SHOULD NOT SEND THEIR OLD CERTIFICATES NOW. TGC STOCKHOLDERS SHOULD SEND THEM ONLY AFTER RECEIVING A LETTER OF TRANSMITTAL FROM TGC’S TRANSFER AGENT.
As soon as practicable after the surrender to TGC’s transfer agent of any Old Certificate(s), together with a properly completed and duly executed letter of transmittal and any other documents TGC’s transfer agent may specify, the transfer agent will have its records adjusted to reflect that the shares represented by such Old Certificate(s) are held in book-entry form in the name of such person.
Until surrendered as contemplated herein, a TGC stockholder’s Old Certificate(s) shall be deemed at and after the Split Effective Time to represent the number of whole shares of TGC common stock resulting from the reverse stock split.

Any TGC stockholder whose Old Certificate(s) have been lost, destroyed or stolen will be entitled to new shares in book-entry form only after complying with the requirements that TGC and its transfer agent customarily apply in connection with lost, stolen or destroyed certificates.
No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any Old Certificate(s), except that if any book-entry shares are to be issued in a name other than that in which the Old Certificate(s) are registered, it will be a condition of such issuance that (1) the person requesting such issuance must pay to TGC any applicable transfer taxes or establish to its satisfaction that such taxes have been paid or are not payable, (2) the transfer complies with all applicable federal and state securities laws, and (3) the surrendered certificate is properly endorsed and otherwise in proper form for transfer.
Any TGC stockholder who wants to continue holding certificated shares may request new certificate(s) from TGC’s transfer agent.
Fractional Shares
No fractional shares will be issued in connection with the reverse stock split. TGC stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-reverse stock split shares not evenly divisible by the number of pre-reverse stock split shares for which each post-reverse stock split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of TGC common stock on the NYSE American on the date immediately preceding the Split Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
TGC stockholders should be aware that, under the escheat laws of the various jurisdictions where TGC stockholders reside, where TGC is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the reverse stock split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by TGC or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, TGC stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Effect of the Reverse Stock Split on the Equity Plans
The number of shares deliverable upon settlement or vesting of outstanding awards pursuant to the TGC stock option plan or the TGC 2018 LTIP will be adjusted in proportion to the reverse stock split ratio. The number of shares issuable under the TGC 2018 LTIP and the 2021 Long Term Incentive Plan and shares reserved for issuance pursuant to the TGC 2018 LTIP or the 2021 Long Term Incentive Plan, as applicable, will be reduced proportionately based upon the reverse stock split ratio determined by the board of directors of TGC and the board of managers of REP. Accordingly, if Proposal 8 to adopt the 2021 Long Term Incentive Plan is adopted, the number of shares approved for issuance would be reduced in accordance with the reverse split ratio selected by the board of directors of TGC and the board of managers of REP.
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following is a summary of the material U.S. federal income tax consequences of the proposed reverse stock split to TGC stockholders. This summary is based upon the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date hereof and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This discussion is based upon the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or interpretation could affect the continuing validity of this discussion. This discussion is limited to U.S. holders (as defined below) that hold their shares of TGC common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular type of person or entity, or to persons or entities that are subject to special treatment under U.S. federal income tax laws, such as:
•	persons or entities that are not U.S. holders;
•	financial institutions;
•	insurance companies;
•	any entity which is subject to special tax rules described in Section 7874 of the Code (i.e. applicable to certain entities engaged in specified “inversion” transactions;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	certain expatriates or persons whose functional currency is not the U.S. dollar;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that own more than 5% of the outstanding TGC common stock;
•	persons that hold TGC common stock as part of a straddle, hedge, constructive sale or conversion transactions; and
•
U.S. holders that acquired their shares of TGC common stock through the exercise of an option issued in connection with the performance of services or otherwise as compensation and/or in connection with the performance of services.

In addition, this discussion does not address any AMT or any state, local or foreign tax consequences of the reverse stock split.
With respect to any entity that is treated as the beneficial owner of TGC common stock and is classified for U.S. federal income tax purposes as a “partnership,” the U.S. federal tax treatment of the reverse stock split will generally depend upon the status of the equityholders of such entity, and/or the activities of such entity, and certain determinations made at the equity holder level. Thus, such entities which are classified for U.S. federal tax purposes as a “partnership” and their equity owners should consult their tax advisors about the tax consequences of the reverse stock split to them.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of TGC common stock, that for U.S. federal income tax purposes is:
•	an individual who is a citizen or resident (as determined under special rules of the Code and Treasury regulations) of the United States;
•
an entity which is treated for U.S. federal tax purposes as a “corporation,” and which has been created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or
•
a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

The reverse stock split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder of TGC common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of TGC common stock, as discussed below. A U.S. holder in TGC common stock’s aggregate tax basis in the shares of TGC common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the TGC common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of TGC common stock), and such U.S.

holder of TGC common stock’s holding period in the shares of TGC common stock received should include the holding period in the shares of TGC common stock surrendered. Treasury regulations provide detailed rules for allocating the tax basis and holding period of the shares of TGC common stock surrendered to the shares of TGC common stock received in a recapitalization pursuant to the reverse stock split.
HOLDERS OF TGC COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Cash in Lieu of Fractional Shares
A U.S. holder of TGC common stock that receives cash in lieu of a fractional share of TGC common stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder of TGC common stock’s aggregate adjusted tax basis in the shares of TGC common stock surrendered that is allocated to such fractional share of TGC common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder of TGC common stock’s holding period for TGC common stock surrendered exceeded one year. The deductibility of capital losses may be subject to limitation.
Information Reporting and Backup Withholding
Payments of cash made in lieu of a fractional share of TGC common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of TGC common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.
Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of TGC common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Required Vote
The affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting is required to approve and adopt the amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, effecting the reverse stock split, at a ratio mutually agreed to by TGC and REP in the range of one new share for every eight to twelve shares outstanding (or any number in between).
This Proposal No. 4 is conditioned upon the consummation of the merger. If the merger is not completed or the TGC stockholders do not approve Proposal No. 4, the reverse stock split will not be effected.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE AND ADOPT AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE REVERSE STOCK SPLIT.

PROPOSAL NO. 5:
APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING THE TGC CORPORATE OPPORTUNITIES WAIVER
General
At the TGC special meeting, TGC stockholders will be asked to approve and adopt an amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, to effect a waiver of corporate opportunities that could be owed to TGC by each of Yorktown, Bluescape and Boomer. The amendment to the TGC charter effecting the TGC corporate opportunities proposal is set forth in Section 7 of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C.
Purpose and Effects of the Proposal
Yorktown, Bluescape and Boomer own and will own substantial equity interests in other entities (existing and future) that participate in the energy industry (“portfolio companies”) and may make investments and enter into advisory service agreements and other agreements from time to time with those portfolio companies. Certain members of the combined company’s board of directors may also serve as employees, partners, officers or directors of members of Yorktown, Bluescape, Boomer or any of their portfolio companies and, at any given time, Yorktown, Boomer, Bluescape or the portfolio companies may be in direct or indirect competition with the combined company and/or its subsidiaries.
The TGC board of directors believes that the TGC corporate opportunities proposal is necessary to maintain the benefits to be derived by the combined company through its business relations with Yorktown, Boomer and Bluescape.
The effect of the amendment would be that the combined company would waive, to the maximum extent permitted by law, the application of the doctrine of corporate opportunity (or any analogous doctrine) with respect to the combined company, to Yorktown, Bluescape, Boomer, or any of their portfolio companies or any directors or officers of the combined company who are also employees, partners, members, managers, officers or directors of any of the Yorktown, Bluescape, Boomer or their portfolio companies.
Required Vote
The affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting is required to approve and adopt the amendment to the amended and restated certificate of incorporation, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, effecting the TGC corporate opportunities proposal.
This Proposal No. 5 is conditioned upon the consummation of the merger. If the merger is not completed or the TGC stockholders do not approve Proposal No. 5, the waiver of corporate opportunities that could be owed to TGC by each of Yorktown, Bluescape and Boomer will not be effected.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT THE TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO APPROVE AND ADOPT THE TGC CORPORATE OPPORTUNITIES PROPOSAL.

PROPOSAL NO. 6:
APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TGC EFFECTING A REQUIREMENT THAT THE HOLDERS OF AT LEAST 66 2/3% IN VOTING POWER OF THE OUTSTANDING SHARES OF STOCK OF TGC ENTITLED TO VOTE THEREON ARE REQUIRED TO APPROVE AMENDMENTS TO THE TGC CHARTER AFTER A CERTAIN DATE
General
At the TGC special meeting, TGC stockholders will be asked to approve an amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, to effect a requirement that the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC charter after a certain date. The amendment to the TGC charter effecting the TGC charter amendments provision proposal is set forth in Section 9 of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C.
Purpose and Effects of the Proposal
Yorktown, Bluescape and Boomer will own substantial equity interests in TGC following the merger, and amendments to the TGC charter will generally require their approval, provided that their ownership percentages are maintained.
The TGC board of directors believes that the TGC charter amendments provision proposal is necessary to maintain the benefits to be derived by the combined company from the ownership by Yorktown, Boomer and Bluescape.
The effect of the amendment would be that (A) prior to the first date on which investment funds sponsored or managed by Yorktown, Bluescape and Boomer and their respective affiliates no longer individually or collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of the outstanding shares of TGC common stock (the “trigger date”), the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of TGC entitled to vote thereon, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the TGC charter and the TGC bylaws, shall be required to amend, alter or repeal any provision of the TGC charter and (B) on and after the trigger date, the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of the TGC charter; provided, however, that the amendment, alteration or repeal of Section 4 of the TGC charter shall only require the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of TGC entitled to vote thereon, voting together as a single class.
Required Vote
The affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting is required to approve and adopt the amendment to the TGC charter, which would be effected by the filing of the proposed Second Amended and Restated Certificate of Incorporation of TGC in the form attached to this proxy statement/prospectus as Annex C, effecting the TGC charter amendments provision proposal.
This Proposal No. 6 is conditioned upon the consummation of the merger. If the merger is not completed or the TGC stockholders do not approve Proposal No. 6, the amendment to the TGC charter contemplated by the TGC charter amendments provision proposal will not be effected.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT THE TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO APPROVE AND ADOPT THE TGC CHARTER AMENDMENTS PROVISION PROPOSAL.

PROPOSAL NO. 7:
APPROVAL AND ADOPTION OF AN AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF TGC EFFECTING A REQUIREMENT THAT THE HOLDERS OF AT LEAST 66 2/3% IN VOTING POWER OF THE OUTSTANDING SHARES OF STOCK OF TGC ENTITLED TO VOTE THEREON ARE REQUIRED TO APPROVE AMENDMENTS TO THE TGC AMENDED AND RESTATED BYLAWS AFTER A CERTAIN DATE
General
At the TGC special meeting, TGC stockholders will be asked to approve an amendment to the TGC bylaws, which would be effected by the adoption of the proposed Second Amended and Restated Bylaws of TGC, to effect a requirement that the holders of at least 66 2
3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon are required to approve amendments to the TGC bylaws after a certain date. The amendment to the TGC bylaws effecting the TGC bylaws amendments provision proposal is set forth in Section 9.1 of the proposed Second Amended and Restated Bylaws of TGC in the form attached to this proxy statement/prospectus as Annex D.
Reasons and Principal Effects of the Proposal
Yorktown, Bluescape and Boomer will own substantial equity interests in TGC following the merger, and amendments to the TGC bylaws will generally require their approval, provided that their ownership percentages are maintained.
The TGC board of directors believes that the TGC bylaws amendments provision proposal is necessary to maintain the benefits to be derived by the combined company from the ownership by Yorktown, Boomer and Bluescape.
The effect of the amendment would be that TGC stockholders shall also, in addition to the TGC board of directors, have the power to adopt, amend or repeal the TGC bylaws without any requirement to obtain separate TGC board of directors approval; provided, however, that, in addition to any vote of the holders of any class or series of stock of TGC required by law or by the TGC charter, the TGC bylaws may be adopted, altered, amended or repealed by the stockholders of TGC only (A) prior to the trigger date, by the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (B) on and after the trigger date, by the affirmative vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.
Required Vote
The affirmative vote of a majority of the outstanding shares of TGC common stock entitled to vote on the proposal at the TGC special meeting is required to approve and adopt the TGC bylaws amendments provision proposal.
This Proposal No. 7 is conditioned upon the consummation of the merger. If the merger is not completed or the TGC stockholders do not approve Proposal No. 7, the amendment to the TGC bylaws contemplated by the TGC bylaws amendments provision proposal will not be effected.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT THE TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO APPROVE AND ADOPT THE TGC BYLAWS AMENDMENTS PROVISION PROPOSAL.

PROPOSAL NO. 8:
APPROVAL AND ADOPTION OF THE 2021 LONG TERM INCENTIVE PLAN
General
In connection with the merger, TGC has adopted an omnibus equity incentive plan, the Riley Exploration Permian, Inc. 2021 Long Term Incentive Plan, (the “2021 equity incentive plan” or the “LTIP”), subject to approval and adoption by the TGC stockholders, for the employees, consultants and the directors of the combined company and its affiliates who perform services for the combined company. If the merger does not occur, the 2021 equity incentive plan will not become effective.
The LTIP will replace the Tengasco, Inc. 2018 Stock Incentive Plan, as adopted September 17, 2018 (the “Stock Option Plan”), which will be terminated by the board of directors in connection with the merger. Upon its termination, no additional awards will be made under the Stock Option Plan but existing awards thereunder will remain outstanding in accordance with their terms. If the merger does not occur, the Stock Option Plan will not be terminated.
Reasons and Principal Effects of the Proposal
The primary purpose of the TGC equity plan proposal is to approve the LTIP, which will provide the combined company with appropriate capacity to issue equity compensation following the closing. TGC believes that equity-based awards are a critical part of the compensation package offered to new, existing and key employees and an important tool in its ability to attract and retain talented personnel following the merger.
Summary of the Plan
The following summary of the 2021 equity incentive plan set forth herein is qualified in its entirety by the actual terms of the 2021 equity incentive plan, which is set forth in Annex E to this proxy statement/prospectus.
Awards
The LTIP will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“ISOs”); (ii) stock options that do not qualify as incentive stock options; (iii) stock appreciation rights, or SARs; (iv) restricted stock awards; (v) restricted stock units, or RSUs; (vi) stock awards; (vii) performance awards; (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards, all of which (i) through (xi) are referred to collectively herein as the “Awards.”
Eligibility
The combined company’s employees, consultants, and non-employee directors, and employees, consultants, and non-employee directors of TGC’s affiliates, will be eligible to receive the Awards under the LTIP. As of January 15, 2021, there were approximately 58 employees of TGC and REP, no consultants, and three non-employee directors of the combined company that would potentially be eligible to participate in the LTIP.
Administration
The compensation committee of the board of directors of the combined company, or such other committee as determined by the board of directors (as applicable, referred to as the “Administrator”), will administer the LTIP pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of TGC common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the LTIP, and execute all other responsibilities permitted or required under the LTIP.
Securities to be Offered
16,644,274 shares of common stock are reserved for issuance pursuant to the LTIP, 3,375,249 of which are expected to be issued as restricted stock upon conversion of REP restricted units pursuant to the merger agreement, and 13,269,025 of which are remaining for future issuances following the completion of the merger. All available shares of common stock may be issued as ISOs. Shares underlying awards that are cancelled, forfeited, terminated or settled in cash shall not be considered delivered and shall again be available for future Awards under the LTIP.

On January 29, 2021 the last sales price of TGC’s common stock as reported on the NYSE American was $2.42 per share.
New Plan Benefits
Awards under the LTIP will be granted in amounts and to individuals as determined by the compensation committee in its sole discretion. Therefore, the benefits or amounts that will be received by employees, officers, directors and consultants under the LTIP are not determinable at this time.
Non-Employee Director Limits
For any calendar year in which the LTIP is in effect, a non-employee director may not be granted Awards (i) relating to more than 5,000 shares of common stock, or (ii) if greater, Awards having a grant date value in excess of $75,000, in each case multiplied by the number of full or partial calendar years in any performance period for the particular Award. The foregoing limit is doubled for the first year in which a non-employee director joins the board.
Types of Awards
Options—The LTIP provides for the grant of options to eligible persons including: (i) incentive options (only to TGC’s employees or those of TGC’s subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the LTIP will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of the combined company’s shareholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in common stock, other awards or other property) and the methods and forms in which common stock will be delivered to a participant.
SARs—A SAR is the right to receive the excess of the fair market value of one share of common stock on the date of exercise over the per share exercise price of the SAR, paid in cash or in common stock as determined by the Administrator. The exercise price of a share of common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of a SAR award.
Restricted Stock Awards—A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the LTIP or an award agreement, the holder of a restricted stock award will have rights as a shareholder, including the right to vote the common stock subject to the restricted stock award or to receive dividends on the common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such common stock or other property has been distributed.
Restricted Stock Units—RSUs are rights to receive common stock, cash, or a combination of both at the end of a specified period based on number of shares of common stock covered by the RSUs. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of common stock, cash equal to the fair market value of the specified number of shares of common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.
Stock Awards—The Administrator will be authorized to grant common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of common stock, including performance criteria, if any, associated with a bonus stock award.

Performance Awards—The vesting, exercise or settlement of awards may be subject to achievement of one or more performance criteria specified by the Administrator.
Dividend Equivalents—Dividend equivalents entitle a participant to receive cash, common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of TGC common stock, or other periodic payments at the discretion of the Administrator. Dividend equivalents may be granted in connection with another award (other than a restricted stock award or a bonus stock award).
Other Stock-Based Awards—Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of the combined company’s common stock.
Cash Awards—Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.
Substitute Awards—Awards may be granted in substitution or exchange for any other award granted under the LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from TGC. Awards may also be granted under the LTIP in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the combined company or one of its affiliates.
Certain Transactions. If any change is made to the combined company’s capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease or other change in the number or type of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to the LTIP and to any award under the LTIP. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.
Plan Amendment and Termination. The board of directors may amend or terminate the LTIP at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The LTIP will remain in effect for a period of ten years measured from the LTIP’s effective date, which is anticipated to be the date of the TGC special meeting (unless earlier terminated by the Administrator).
Awards To Be Granted Following the Merger. Following the closing of the merger, TGC anticipates that the Administrator will grant additional awards under the LTIP to existing employees, new hires, and consultants.
Clawback. All awards under the LTIP will be subject to any clawback or recapture policy adopted by the combined company, as in effect from time to time.
Federal Income Tax Considerations
The following summary is based on an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the following is only a summary of United States federal income tax consequences. Actual tax consequences to participants may be either more or less favorable than those described below depending on the participants’ particular circumstances. State and local tax consequences may in some cases differ from federal tax consequences. The following summary of the income tax consequences in respect of the Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards, including the applicability and effect of state, local and foreign laws.
Nonstatutory Stock Options – No income will be recognized by a participant for federal income tax purposes upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. TGC will be entitled to a deduction equal to the amount of ordinary income recognized by the participant at the time of the recognition by the participant.

The basis of shares transferred to a participant pursuant to exercise of a nonstatutory stock option is the price paid for the shares plus an amount equal to any income recognized by the participant as a result of the exercise of the option. If a participant thereafter sells shares acquired upon exercise of a nonstatutory stock option, the participant will have capital gain or loss equal to the difference between the basis of the shares and the amount realized on the sale.
ISOs – The grant of an ISO will not result in taxable income to the participant. The exercise of an ISO will not result in regular taxable income to the participant if at the time of exercise the participant has been employed by TGC or its subsidiaries at all times beginning on the date the ISO was granted and ending not more than 90 days before the date of exercise. However, the excess of the fair market value of the shares on the date of exercise over the exercise price is an adjustment that is included in the calculation of the participant’s AMT liability for the year the ISO is exercised.
If the participant does not sell the shares acquired on exercise within two years from the date of grant and one year from the date of exercise then on the sale of the shares any amount realized in excess of the exercise price will be taxed as capital gain. If the amount realized in the sale is less than the exercise price, then the participant will recognize a capital loss.
If these holding requirements are not met, then the participant will generally recognize ordinary income at the time the shares are sold in an amount equal to the lesser of (a) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized on the sale of the shares over the exercise price, and TGC will be entitled to a corresponding deduction. The participant’s additional gain or any loss (if any) realized upon disposition will be a capital gain or loss.
SARs – The grant of a SAR will not result in taxable income to the participant. The participant will recognize ordinary income at the time of exercise equal to the amount of cash received or the fair market value of the shares received and TGC will be entitled to a corresponding deduction for tax purposes. If the SARs are settled in shares, then when the shares are sold the participant will recognize capital gain or loss on the difference between the sale price and the amount recognized at exercise. Whether it is a long-term or short-term gain or loss depends on how long the shares are held.
Restricted Stock – Unless a participant makes an election to accelerate the recognition of income to the grant date (as described below), the grant of restricted stock awards will not result in taxable income to the participant. When the restrictions lapse, the participant will recognize ordinary income on the excess of the fair market value of the shares on the vesting date over the amount paid for the shares, if any, and TGC will be entitled to a corresponding deduction.
If the participant makes an election under Section 83(b) of the Code within thirty days after the grant date, the participant will recognize ordinary income as of the grant date equal to the fair market value of the shares on the grant date over the amount paid, if any, and TGC will be entitled to a corresponding deduction. Any future appreciation will be taxed at capital gains rates. However, if the shares are later forfeited, the participant will not be able to recover any taxes paid.
RSUs – The grant of an RSU will not result in taxable income to the participant. When the RSU is settled, the participant will recognize ordinary income equal to the fair market value of the shares or the cash provided on settlement and TGC will be entitled to a corresponding deduction. Any future appreciation on shares received will be taxed at capital gains rates.
Performance Awards – There will be no federal income tax consequences to either the participant or the employer upon the grant of a performance award. Generally, the participant will recognize ordinary income upon the receipt of cash and/or shares of common stock in payment of performance awards in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. The employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.
Stock Awards – The participant will recognize income for federal income tax purposes at the time of the stock award and the employer will be entitled to a corresponding deduction.

Other Incentive Awards – The tax treatment of other incentive awards will depend on the type of award. In general, the participant will recognize ordinary income upon receipt of cash or shares that are not subject to a substantial risk of forfeiture. The participant’s employer will be entitled to a tax deduction at the same time and for the same amount.
Wage Withholding – If a participant is an employee, the amount of ordinary income recognized in respect of any Award will generally be wages subject to income and FICA tax withholding at the time the income is recognized. Notwithstanding the foregoing, ordinary income recognized in respect of an ISO, however, is not subject to income and FICA tax withholding.
Section 409A – Section 409A of the Code imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to elections to defer compensation and the timing of payment of deferred amounts. Depending on how they are structured, certain equity-based awards may be subject to Section 409A of the Code, while others are exempt. If an award is subject to Section 409A of the Code and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the participant may be subject to a 20% penalty tax and, in some cases, interest and penalties. The Plan and awards granted under the Plan are intended to be exempt from or to conform to the requirements of Section 409A of the Code.
Section 162(m) and Limits on TGC’s Deductions – Section 162(m) of the Code denies deductions to publicly held corporations for compensation paid to certain senior executives that exceeds $1,000,000 in any taxable year.
Required Vote
The affirmative vote of holders of shares of TGC’s stock having a majority in voting power of the votes cast by the holders of all of the shares of TGC’s stock present or represented by proxy at the TGC special meeting is required to approve the adoption of the 2021 equity incentive plan.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8 TO APPROVE AND ADOPT THE 2021 LONG TERM INCENTIVE PLAN.

PROPOSAL NO. 9:
ADVISORY (NON-BINDING) VOTE ON GOLDEN PARACHUTE COMPENSATION
Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, TGC is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to TGC’s named executive officers in connection with the completion of the merger. This proposal gives TGC stockholders the opportunity to vote, on a non-binding advisory basis, on the compensation that may be paid or become payable to TGC’s named executive officers in connection with the merger. This compensation is summarized in the table on page 100 in the section entitled “The Merger—Golden Parachute Compensation,” and in the footnotes to the table.
The TGC board or directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus.
The vote on the golden parachute compensation proposal is a vote separate and apart from the vote on the merger. Accordingly, you may vote to approve and adopt the merger and vote not to approve the golden parachute compensation proposal, and vice versa. Because the vote on the golden parachute compensation proposal is advisory only, it will not be binding on either TGC or REP. Accordingly, if the merger agreement is approved and adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.
Required Vote
The affirmative vote of holders of shares of TGC’s stock having a majority in voting power of the votes cast by the holders of all of the shares of TGC’s stock present or represented by proxy at the TGC special meeting is required to approve, on a non-binding advisory basis, the golden parachute compensation proposal.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT THE TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 9 TO APPROVE, ON A NON-BINDING ADVISORY BASIS, THE GOLDEN PARACHUTE COMPENSATION PROPOSAL.

PROPOSAL NO. 10:
APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING
If TGC fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3, 4, 5, 6, 7 or 8, TGC may propose to adjourn the TGC special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3, 4, 5, 6, 7 or 8 or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to TGC stockholders. TGC currently does not intend to propose adjournment at the TGC special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8.
Required Vote
The affirmative vote of holders of shares of TGC’s stock having a majority in voting power of the votes cast by the holders of all of the shares of TGC’s stock present or represented by proxy at the TGC special meeting is required to approve the TGC adjournment proposal.
THE TGC BOARD OF DIRECTORS RECOMMENDS THAT THE TGC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 9 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3, 4, 5, 6, 7 OR 8 OR TO ENSURE THAT ANY SUPPLEMENT OR AMENDMENT TO THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS TIMELY PROVIDED TO TGC STOCKHOLDERS.

TGC BUSINESS
History of TGC
TGC was initially organized in Utah in 1916 under a name later changed to Onasco Companies, Inc. In 1995, TGC changed its name from Onasco Companies, Inc. by merging into Tengasco, Inc., a Tennessee corporation, formed by TGC solely for that purpose. On June 11, 2011, the stockholders of TGC approved an Agreement and Plan of Merger which provided for the merger of TGC into a wholly owned subsidiary formed in Delaware for the purpose of changing TGC’s state of incorporation from Tennessee to Delaware. TGC is now a Delaware corporation.
OVERVIEW
TGC is in the business of exploration for and production of oil and natural gas. TGC’s only areas of operations are in Kansas. However, in addition to Kansas, TGC also looks at potential opportunities in other states.
TGC’s wholly owned subsidiary, Tengasco Pipeline Corporation (“TPC”) owned and operated a pipeline which it constructed to transport natural gas from TGC’s Swan Creek Field to customers in Kingsport, Tennessee. TGC sold all its pipeline assets on August 16, 2013.
TGC’s wholly owned subsidiary, Manufactured Methane Corporation (“MMC”) operated a treatment and delivery facilities in Church Hill, Tennessee for the extraction of methane gas from a landfill for eventual sale as natural gas or for the generation of electricity. TGC sold all its methane facility assets, except the applicable U.S. patent, on January 26, 2018.
General
1. The Kansas Properties
TGC’s operated properties in Kansas are located in central Kansas and as of December 31, 2019 included 174 producing oil wells, 13 shut-in wells, and 37 active disposal wells (the “Kansas Properties”). TGC has onsite production management and field personnel working out of the Hays, Kansas office.
The leases for the Kansas Properties typically provide for a landowner royalty of 12.5%. Some wells are subject to an overriding royalty interest from approximately 0.5% to 15%. TGC maintains a 100% working interest in most of its wells in Kansas.
During 2019, TGC participated in drilling two operated wells, one of which was completed as a producing well, and one non-operated well, which was completed as a producing well. All of TGC’s current reserve value, production, oil and gas revenue, and future development objectives result from TGC’s ongoing interest in Kansas. By using 3-D seismic evaluation on TGC’s existing leases, TGC has historically added proven direct offset locations.
A. Kansas Production
TGC’s gross operated oil production in Kansas decreased by 9.3 MBbl from 120.2 MBbl in 2018 to 110.9 MBbl in 2019. This decrease was primarily due to lower sales volumes on the Veverkad lease as a result of expected declines from higher volumes realized immediately after the polymer work performed in June 2018 and natural declines on various other properties, partially offset by higher sales volumes attributed to the BSU #1-30 well that was completed in October 2018. The capital projects undertaken by TGC during 2019 were primarily funded by cash on hand and operating cash flows.
B. Kansas Ten Well Drilling Program
On September 17, 2007, TGC entered into a ten well drilling program with Hoactzin Partners, L.P. (“Hoactzin”), consisting of wells to be drilled on TGC’s Kansas Properties (the “Program”). Peter E. Salas, the Chairman of the Board of Directors of TGC, is the controlling person of Hoactzin and of Dolphin Offshore Partners, L.P., TGC’s largest shareholder. The terms of the Program also provided that Hoactzin would receive all the working interest in the producing wells, and would pay an initial fee to TGC of 25% of its working interest revenues net of operating expenses as a management fee. The fee paid to TGC increased from 25% to 85% in February 2014.
In 2018, the wells from the Program produced total gross production of 6.8 MBbl of which the revenues from 5.8 MBbl were net to TGC. During the 4th quarter of 2018, TGC acquired Hoactzin’s interest in the Program wells for $131,290.

2. Tennessee Properties
A. Manufactured Methane Facilities
On October 24, 2006, TGC signed a twenty-year Landfill Gas Sale and Purchase Agreement (the “Landfill Agreement”) with predecessors in interest of Republic Services, Inc. (“Republic”). TGC assigned its interest in the Landfill Agreement to MMC. The Landfill Agreement provided that MMC would purchase the entire naturally produced gas stream being collected at the Carter Valley municipal solid waste landfill owned and operated by Republic in Church Hill, Tennessee. TGC installed a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream (the “Methane Project”).
MMC declared startup of commercial operations of the Methane Project on April 1, 2009. The total cost for the Methane Project through startup, including pipeline construction, was approximately $4.5 million.
In April 2011, MMC purchased from Parkway Services Group of Lafayette, Louisiana a Caterpillar genset which was delivered in late 2011 and installed at the plant site for generation of electricity. Total cost of the generator including installation and interconnection with the power grid was approximately $1.1 million.
On January 25, 2012, MMC commenced sales of electricity generated at the Carter Valley site. The electricity generated was sold under a twenty-year firm price contract with Holston Electric Cooperative, Inc., the local distributor, and Tennessee Valley Authority (“TVA”) through TVA’s Generation Partners program. That program accepted generated renewable power up to 999KW; MMC’s generation equipment is rated at 974 KW to maximize revenues under the favorable electricity pricing under the Generation Partners program. The price provision under this contract paid MMC the current retail price charged monthly to small commercial customers by Holston Electric Cooperative, plus a “green” premium of 3 cents per kilowatt hour (KWH) or approximately $.129 per KWH. Beginning in January 2022 the price paid for electricity will no longer include the three-cent “green” premium component. A one-eighth royalty on electricity revenues has been paid to the landfill owner.
On September 17, 2007, Hoactzin was conveyed a 75% net profits interest in the Methane Project. Since the start of 2014, there have been no methane gas sales or revenues and consequently no net profits attributable to Hoactzin’s net profits interest.
On January 26, 2018, TGC closed a sale to Tennessee Renewable Group LLC for all of TGC’s Manufactured Methane assets, except for the applicable U.S. patent, for $2.65 million. Hoactzin expressly released all claims in future periods against both TGC and Tennessee Renewable Group LLC based on the September 17, 2007 net profits agreement described immediately above.
3. Other Areas of Development
Although focused on development of its current Kansas holdings, TGC will continue to review potential transactions involving producing properties and undeveloped acreage in Kansas as well as acquisition and drilling opportunities in other states.
Governmental Regulations
TGC is subject to numerous local, state and federal regulations, environmental and otherwise, that may have a substantial negative effect on its ability to operate at a profit. For a discussion of the risks involved as a result of such regulations, see, “Effect of Existing or Probable Governmental Regulations on Business” hereinafter in this section, and “TGC has Significant Costs to Conform to Government Regulation of the Oil and Gas Industry” and “TGC has Significant Costs Related to Environmental Matters” included in the section titled “Risk Factors” beginning on page 29.
Principal Products or Services and Markets
The principal markets for TGC’s crude oil are local refining companies. At present, crude oil produced by TGC in Kansas is sold at or near the wells to Coffeyville Resources (“Coffeyville”) in Kansas City, Kansas and to CHS McPherson Refinery (“CHS”) in McPherson, Kansas. Both Coffeyville and CHS are solely responsible for transportation to their refineries of the oil they purchase. TGC may sell some or all of its production to one or more additional refineries in order to maximize revenues as oil prices offered by the refineries fluctuate from time to time.
Electricity generated at TGC’s MMC site in Tennessee was sold to Holston Electric Cooperative and TVA.

Drilling Equipment
TGC does not currently own a drilling rig or any related drilling equipment. TGC obtains drilling services as required from time to time from various drilling contractors.
Distribution Methods of Products or Services
Crude oil is normally delivered to refineries in Kansas by tank truck. Electricity generated at TGC’s Methane Facility was distributed into the electric grid.
Competitive Business Conditions, Competitive Position in the Industry and Methods of Competition
TGC’s contemplated oil and gas exploration activities in the State of Kansas or other states will be undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable oil and gas properties for acquisition, TGC will be competing with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that TGC’s competitive position in the oil and gas industry will be significant as TGC currently exists.
There are numerous producers in the area of the Kansas Properties. Some of these companies are larger than TGC and have greater financial resources. These companies are in competition with TGC for lease positions in the known producing areas in which TGC currently operates, as well as other potential areas of interest.
Although management does not foresee any difficulties in procuring contracted drilling rigs, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment in the future. Such limitations would have a natural adverse impact on the profitability of TGC’s operations.
TGC anticipates no difficulty in procuring well drilling permits in any state. TGC generally does not apply for a permit until it is actually ready to commence drilling operations.
The prices of TGC’s products are controlled by the world oil market. Thus, competitive pricing behaviors are considered unlikely; however, competition in the oil and gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most favorable process for transporting the product.
Sources and Availability of Raw Materials
Excluding the development of oil and gas reserves and the production of oil and gas, TGC’s operations are not dependent on the acquisition of any raw materials.
Dependence on One or a Few Major Customers
At present, crude oil from the Kansas Properties is being purchased at the well and trucked by Coffeyville and CHS, which are responsible for transportation of the crude oil purchased. TGC may sell some or all of its production to one or more additional refineries in order to maximize revenues as oil prices offered by the refineries fluctuate from time to time.
Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration
On October 19, 2010, TGC’s subsidiary MMC was granted United States Patent No. 7,815,713 for Landfill Gas Purification Method and System, pursuant to application filed January 10, 2007. The patent term is for twenty years from filing date plus adjustment period of 595 days due to the length of the review process resulting in grant of the patent. The patent is for the process designed and utilized by MMC at the Carter Valley landfill facility. The patent may result in a competitive advantage to MMC in seeking new projects, and in the receipt of licensing fees for other projects that may be using or wish to use the process in the future. However, the limited number of high Btu projects currently existing and operated by others, the variety of processes available for use in high Btu projects, and the effects of current gas markets and decreasing or inapplicable green energy incentives for such projects in combination cause the materiality of any licensing opportunity presented by the patent to be difficult to determine or estimate, and thus the licensing fees from the patent, if any are received, may not be material to TGC’s overall results of operations.

Need For Governmental Approval of Principal Products or Services
None of the principal products offered by TGC require governmental approval, although permits are required for drilling oil or gas wells and may be required under environmental and other laws for the construction and operation of its exploration and production facilities and associated infrastructure.
Effect of Existing or Probable Governmental Regulations on Business
TGC’s exploration, production and marketing operations are regulated extensively at the federal, state and local levels. TGC has made and will continue to make expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. These regulations affect TGC’s operations and limit the quantity of hydrocarbons it may produce and sell. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments. TGC’s operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. For example, in May 2014 TGC become subject to regulations under the federal Endangered Species Act relating to the protection of the lesser prairie chicken as a threatened species. To avoid stringent penalties for violation of those regulations, TGC entered into a state-operated voluntary agreement, which allowed TGC to avoid those penalties, provided certain protective methods are followed in drilling operations and remediation fees are paid by TGC for any wells determined to be likely to interfere with the habitat of the threatened species. These fees may increase TGC’s costs to drill in Kansas by approximately $40,000 per well. TGC owns or leases, and has in the past owned or leased, properties that have been used for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the CWA and analogous state laws. Under such laws, TGC could be required to remove or remediate previously released wastes or property contamination.
Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose “strict liability” for environmental damage. Strict liability means that TGC may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose TGC to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties; the imposition of investigatory or remedial obligations; and the issuance of injunctions limiting or preventing some or all of TGC’s operations.
While management believes that TGC’s operations are in substantial compliance with existing requirements of governmental bodies, TGC’s ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. TGC’s current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs or delays in receiving appropriate authorizations.
TGC maintains an Environmental Response Policy and Emergency Action Response Policy Program. A plan was adopted which provides for the erection of signs at each well containing telephone numbers of TGC’s office. A list is maintained at TGC’s office and at the home of key personnel listing phone numbers for fire, police, emergency services and TGC employees who will be needed to deal with emergencies.
The foregoing is only a brief summary of some of the existing environmental laws, rules, and regulations to which TGC’s business operations are subject, and there are many others, including the federal Clean Air Act, Safe Drinking Water Act, Resource Conservation and Recovery Act, Migratory Bird Treaty Act, Emergency Planning and Community Right-to-Know Act, Occupational Safety and Health Act, analogous state laws, and their implementing regulations, the effects of which could have an adverse impact on TGC. Future legislation in this area will be enacted and revisions will be made in current laws. No assurance can be given as to the effect these present and future laws, rules, and regulations will have on TGC’s current and future operations.
Research and Development
None.

Number of Total Employees and Number of Full-Time Employees
At December 31, 2019, TGC had 12 full time employees and no part-time employees. These employees are located in Colorado, Kansas, and Texas.
TGC PROPERTIES
Property Location, Facilities, Size and Nature of Ownership.
TGC leases its principal executive offices, consisting of approximately 1,978 square feet located at 8000 E. Maplewood Ave., Suite 130, Greenwood Village, Colorado at a current rental of $4,318 per month, that was set to expire in August 2020. TGC renewed the lease for 12 additional months thereby extending the expiration date to August 31, 2021 at a current rental of $4,598. TGC also leases an office in Hays, Kansas at a rental of $750 per month that is currently a month to month lease and a storage yard in Hays, Kansas at a rental of $350 per month that is also a month to month lease.
TGC carries commercial insurance as well as property insurance on its offices, vehicles, and office contents. TGC also carried property insurance on its methane facility which has been discontinued as a result of the sale of this facility in January 2018. As of December 31, 2019, TGC does not have an interest in producing or non-producing oil and gas properties in any state other than Kansas.
Kansas Properties
The Kansas Properties as of December 31, 2019 contained 16,552 gross acres (11,816 net acres) in central Kansas. Of these acres, 14,320 gross acres (11,361 net acres) were held by production.
The Kansas leases typically provide for a landowner royalty of 12.5%. Some wells are subject to an overriding royalty interest from 0.5% to 15%. TGC maintains a 100% working interest in most of its wells and undrilled acreage in Kansas. The primary terms for most of TGC’s newer leases in Kansas are from three to five years.
During 2019, TGC participated in drilling two operated wells, one of which was completed as a producing well, and one non-operated well, which was completed as a producing well. All of TGC’s current reserve value, production, oil and gas revenue, and future development objectives result from TGC’s ongoing interest in Kansas. By using 3-D seismic evaluation on TGC’s existing locations, TGC has historically added proven direct offset locations.
Reserve and Production Summary
The following tables indicate the county breakdown of 2019 production and reserve values as of December 31, 2019.
Production by County
Area	Gross Production MBoe	Average Net Revenue Interest	Percentage of Total Oil Production
Rooks County, KS	76.7	0.830134	69.1%
Trego County, KS	12.8	0.806984	11.5%
Ellis County, KS	5.8	0.800628	5.2%
Barton County, KS	5.2	0.814272	4.7%
Russell County, KS	2.9	0.827102	2.7%
Graham County, KS	2.9	0.873081	2.6%
Rush County, KS	2.1	0.872476	1.9%
Osborne County, KS	1.2	0.597838	1.1%
Pawnee County, KS	1.2	0.833196	1.1%
Stafford County, KS	0.1	0.716151	0.1%
Total	110.9		100.0%

Reserve Value by County Discounted at 10% (in thousands)
Area	Proved Developed	Proved Undeveloped	Proved Reserves	% of Total
Rooks County, KS	$5,885	$—	$5,885	70.3%
Trego County, KS	1,029	—	1,029	12.3%
Barton County, KS	525	—	525	6.3%
Ellis County, KS	314	—	314	3.7%
Graham County, KS	248	—	248	3.0%
Rush County, KS	232	—	232	2.8%
Russell County, KS	68	—	68	0.8%
Pawnee County, KS	64	—	64	0.8%
Osborne County, KS	—	—	—	—%
Stafford County, KS	—	—	—	—%
Ness County, KS	—	—	—	—%
Logan County, KS	—	—	—	—%
Total	$8,365	$—	$8,365	100.0%
Reserve Analyses
TGC’s estimated total net proved reserves of oil and natural gas as of December 31, 2019 and 2018, and the present values of estimated future net revenues attributable to those reserves as of those dates, are presented in the following tables. All of TGC’s reserves were located in the United States. These estimates were prepared by LaRoche Petroleum Consultants, Ltd. (“LaRoche”) of Dallas, Texas, and are part of their reserve reports on TGC’s oil and gas properties. LaRoche and its employees and its registered petroleum engineers have no interest in TGC and performed those services at their standard rates. LaRoche’s estimates were based on a review of geologic, economic, ownership, and engineering data provided to them by TGC. In accordance with SEC regulations, no price or cost escalation or reduction was considered. The technical persons at LaRoche responsible for preparing TGC’s reserve estimates meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the standards pertaining to the estimating and auditing of oil and gas reserves information promulgated by the Society of Petroleum Engineers. TGC’s independent third-party engineers do not own an interest in any of TGC’s properties and are not employed by TGC on a contingent basis.
In substance, the LaRoche Report used estimates of oil and gas reserves based upon standard petroleum engineering methods which include production data, decline curve analysis, volumetric calculations, pressure history, analogy, various correlations and technical factors. Information for this purpose was obtained from owners of interests in the areas involved, state regulatory agencies, commercial services, outside operators and files of LaRoche.
Management has established, and is responsible for, internal controls designed to provide reasonable assurance that the estimates of Proved Reserves are computed and reported in accordance with SEC rules and regulations as well as with established industry practices. TGC’s Geologist has experience evaluating reserves on a well by well basis and on a company wide basis. Prior to generation of the annual reserves, management and staff meet with LaRoche to review properties and discuss assumptions to be used in the calculation of reserves. Management reviews all information submitted to LaRoche to ensure the accuracy of the data. Management also reviews the final report from LaRoche and discusses any differences from Management expectations with LaRoche.
Total Proved Reserves as of December 31, 2019
	Producing	Non-Producing	Undeveloped	Total
Oil (MBbl)	766	37	—	803
Future net cash flows before income taxes discounted at 10% (in thousands)	$7,592	$773	$—	$8,365
Total Proved Reserves as of December 31, 2018
	Producing	Non-producing	Undeveloped	Total
Oil (MBbl)	948	28	118	1,094
Future net cash flows before income taxes discounted at 10% (in thousands)	$12,534	$739	$703	$13,976

TGC’s Proved Undeveloped Reserves included seven drilling locations at December 31, 2018 and no drilling locations at December 31, 2019. During 2019, all Proved Undeveloped drilling locations were removed from TGC’s Proved Reserves as these locations had become uneconomic primarily as a result of the low oil prices experienced during 2019.
During 2018 and 2019, no capital expenditures were incurred to convert Proved Undeveloped Reserves to Proved Developed Reserves.
Historically, all drilling has primarily been funded by cash flows from operations, cash balances, with supplemental funding provided by TGC’s credit facility.
The oil price after basis adjustments used in TGC’s December 31, 2019 reserve valuation was $50.65 per Bbl compared to $60.21 per Bbl used in TGC’s December 31, 2018 reserve valuation. The primary factor causing the decrease in proved developed reserve volumes and removal of all undeveloped reserve volumes from December 31, 2018 levels was decreased oil prices.
The assumed prices used in calculating the estimated future net revenue attributable to proved reserves do not necessarily reflect actual market prices for oil production sold after December 31, 2019. There can be no assurance that all of the estimated proved reserves will be produced and sold at the assumed prices. Accordingly, the foregoing prices should not be interpreted as a prediction of future prices.
Production
The following tables summarize for the past two fiscal years the volumes of oil produced from operated properties, TGC’s operating costs, and TGC’s average sales prices for its oil. The net production volumes excluded volumes produced to royalty interest or other parties’ working interest.
Kansas
	Gross Production		Net Production		Cost of Net Production	Average Sales Price
Years Ended December 31,	Oil (MBbl)	Gas (MMcf)	Oil (MBbl)	Gas (MMcf)	(Per BOE)	Oil (Bbl)	Gas (Per Mcf)
2019	111	—	91	—	$34.55	$52.12	—
2018	120	—	98	—	$32.52	$59.48	—
Oil and Gas Drilling Activities
During 2019, TGC participated in drilling two operated wells, one of which was completed as a producing well, and one non-operated well, which was completed as a producing well. All of TGC’s current reserve value, production, oil and gas revenue, and future development objectives result from TGC’s ongoing interest in Kansas.
Gross and Net Wells
The following tables set forth the fiscal years ending December 31, 2019 and 2018 the number of gross and net development wells drilled by TGC. The term gross wells means the total number of wells in which TGC owns an interest, while the term net wells means the sum of the fractional working interest TGC owns in the gross wells.
	For Years Ending December 31,
	2019		2018
	Gross	Net	Gross	Net
Kansas
Productive Wells	2	1.1	1	0.9
Dry Holes	1	0.9	4	1.5
Productive Wells
As of December 31, 2019, TGC held a working interest in 192 gross wells, including interest in 5 properties operated by others, and 186 net wells in Kansas. Productive wells are either producing wells or wells capable of commercial production although currently shut-in. One or more completions in the same bore hole are counted as one well. The term gross wells means the total number of wells in which TGC owns an interest, while the term net wells means the sum of the fractional working interests TGC owns in all of the gross wells.

Developed and Undeveloped Oil and Gas Acreage
As of December 31, 2019, TGC owned and operated working interests in the following developed and undeveloped oil and gas acreage. The term gross acres means the total number of acres in which TGC owns an interest, while the term net acres means the sum of the fractional working interest TGC owns in the gross acres, less the interest of royalty owners.
	Developed		Undeveloped		Total
	Gross Acres	Net Acres	Gross Acres	Net Acres	Gross Acres	Net Acres
Kansas	14,320	11,361	2,232	455	16,552	11,816
The following table identifies the number of gross and net undeveloped acres as of December 31, 2019 that will expire, by year, unless production is established before lease expiration or unless the lease is renewed.
	2021	Total
Gross Acres	2,232	2,232
Net Acres	455	455
Legal Proceedings
On May 14, 2020 TGC received notice of three orders (the “Orders”) issued by the Regional Director of the Bureau of Safety and Environmental Enforcement (“BSEE”) of the Department of the Interior dated May 13, 2020, stating that TGC, together with a group of several other named parties, were being looked to by the BSEE to perform the decommissioning of facilities on three Gulf of Mexico leases owned by Hoactzin Partners, L. P. (“Hoactzin”) and other lessees due to Hoactzin’s default in its lease obligations to decommission such facilities. No monetary amount was sought or described in the Orders. Hoactzin is controlled by Peter E. Salas, the chairman of the TGC board of directors. TGC believes it has available defenses to the Orders, including those stated below.
The BSEE’s orders are based upon the status of TGC as being listed in agency records as the last designated operator upon the expiration of the three referenced leases between 2010 and 2012. As listed designated operator, TGC is fully indemnified by and has a duty to be defended by Dolphin Direct Equity Partners, LP (“Dolphin Direct”), an affiliate of Hoactzin, pursuant to a 2013 agreement between TGC and Hoactzin and Dolphin Direct concerning Hoactzin’s Gulf of Mexico properties.
Hoactzin filed for bankruptcy protection in the Northern District of Texas on October 26, 2019. Hoactzin’s business is under exclusive control of the Chapter 7 Trustee. TGC is not a creditor or otherwise involved in the bankruptcy proceeding. As of the date of this filing the public filings in the bankruptcy disclose that in a court ordered mediation the Trustee has reached an agreement in principle among all persons that the Trustee has determined to bear the full responsibility for the decommissioning (working interest owners, debtor’s surety and guarantors including Peter E. Salas) to both complete and pay for all the decommissioning described in the Orders. Tengasco is not one of these named parties. Upon finalization of such agreement and completion of the decommissioning work contemplated thereby, the Orders will be moot as to TGC.
On December 2, 2020 a purported shareholder of TGC filed a lawsuit against TGC and the members of the TGC board of directors in the United States District Court, Southern District of New York, captioned Luis A. Nieves Cortes v. Tengasco Inc., et al., Case No. 1:20-cv-10111-LAP. On December 8, 2020 a purported shareholder of TGC filed a lawsuit against TGC, the members of the TGC board of directors, and Mike Rugen, TGC’s CFO/Interim CEO, in the United States District Court, Southern District of New York, captioned Sarah King v. Tengasco, Inc., et al., Case No. 1:20-cv-10343. On December 10, 2020 a purported shareholder of TGC filed a lawsuit against TGC, the members of the TGC board of directors, Merger Sub, and Riley in the United States District Court, District of Delaware, captioned Lewis D. Baker v. Tengasco, Inc., et al., Case No. 1:20-cv-01681-UNA. On December 31, 2020 a purported shareholder of TGC filed a lawsuit against TGC and the members of the TGC board of directors in the United States District Court, Southern District of New York, captioned Lara Gaudio v. Tengasco, Inc., et al., Case No. 1:20-cv-11114-UA. The plaintiffs in the federal law complaints generally claim that the defendants disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) and Section 20(a) of the Exchange Act and/or Rule 14a-9 promulgated under the Exchange Act. In addition, the plaintiff in the King complaint claims that the individual defendants breached their fiduciary duties of candor and disclosure. The plaintiffs seek, among other things, injunctive relief to prevent consummation of the merger until the alleged disclosure violations are cured, damages in the event the merger is consummated, and an award of attorney's fees and costs.
Cost Reduction Measures
Commencing in the quarter ended March 31, 2015 and continuing into the quarter ended June 30, 2018, TGC implemented cost reduction measures including compensation reductions for each employee as well as members of the TGC board of directors. These compensation reductions were to remain in place until such time, if any, that the market price of crude oil, calculated as a thirty-day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $70 per barrel. In May 2018, oil prices as so calculated exceeded $70 and compensation reverted to the levels in place before the reductions became effective. At such time, if any, that the market price of crude oil, calculated as a thirty-day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $85 per barrel, all previous reductions made will be reimbursed, a portion which may be paid in stock, to each employee and members of the TGC board of directors if still employed by TGC or still a member of the TGC board of directors. For the period January 1, 2015 through September 30, 2020, the reductions were approximately $390,000. Of the $390,000, approximately $77,000 would be paid in TGC common stock. The $77,000 value represents approximately 94,000 common shares valued at $0.82 per share which represents the closing price on September 30, 2020. TGC has not accrued any liabilities associated with these compensation reductions.
REP BUSINESS
The following discussion should be read in conjunction with the “Selected Historical Financial Data” and the accompanying financial statements and related notes included elsewhere in this proxy statement/prospectus.
References to REP’s estimated reserves are derived from REP’s reserve report as of September 30, 2020 prepared by Netherland, Sewell & Associates, Inc., or NSAI, and referred to as the NSAI Report.
Overview
REP is a capital efficient, independent oil and natural gas company focused on steadily growing its reserves, production and cash flow through the acquisition, exploration, development and production of oil, natural gas, and natural gas liquids, or NGLs, reserves in the Permian Basin. REP’s objective is to maximize shareholder returns by generating stable free cash flow through steady oil-weighted production growth and industry-leading operating margins. Free cash flow will be allocated towards capital return to shareholders in the form of a quarterly cash dividend and/or capital spend to maximize production growth. REP intends to maintain a conservative balance sheet and low leverage.
REP was formed with the goal of building a premier exploration, development and production company, focusing on opportunities (i) with favorable reservoir and geological characteristics primarily for oil development, (ii) that offer large contiguous acreage positions with significant untapped potential in terms of ultimate recoverable reserves and (iii) with a high degree of operational control, which allows REP to execute its development plan based on projected well performance and commodity price forecasts in order to attempt to grow REP’s cash flow and generate significant equity returns from REP’s capital program. REP believes these characteristics enhance its horizontal production capabilities, recoveries and commercial outcomes, which enables REP to return capital to unitholders.
By nature of REP’s conventional assets’ low-decline profile, REP is able to maintain production with minimal capital spend. This allows REP to adapt to the market environment more ably and maximize efficient use of capital. Free cash flow generated in excess of maintenance capital expenditures provides REP optionality to (i) manage production growth prudently; (ii) maintain REP’s quarterly cash dividend; and (iii) grow both production and cash dividend per share.
REP’s acreage is primarily located on large, contiguous blocks in Yoakum County, Texas and Lea, Roosevelt, and Chaves Counties, New Mexico, focused on the San Andres Formation on the Northwest Shelf. REP’s assets offset legacy Permian Basin San Andres fields, to include the Wasson and Brahaney Fields, which have produced more than 2.1 billion barrels of oil equivalent and 108.0 million barrels of oil equivalent, respectively, from the San Andres

Formation since development in the area began in the 1930’s and 1940’s. Based on the close proximity to these productive fields, combined with the horizontal San Andres wells REP has drilled to date and the wells drilled by offset operators, REP believes it has significantly delineated its acreage.
REP has grown its average net production from 1,379 BOE/d for its fiscal year ended September 30, 2017 to an average net production of 7,081 BOE/d for REP’s fiscal year ended September 30, 2020, of which approximately 80% was oil, 10% was natural gas and 10% was NGLs. The annual volume increase is primarily due to the development of REP’s properties.
As of September 30, 2020, REP maintained operational control on approximately 90% of its net undeveloped acreage position which enables the horizontal drilling of long laterals, resulting in significant drilling efficiencies through strong operational and cost controls that REP believes improve its returns on capital employed and enhance the economic development of its acreage position. REP believes the ability to drill long-lateral wells improves REP’s returns by (i) increasing REP’s estimated ultimate recoveries, or EUR, per well, (ii) allowing REP to contact more reservoir rock with fewer wellbores thereby reducing drilling and completion costs on a per unit basis and (iii) allowing REP to hold more acreage per well drilled. Additionally, the contiguous nature of REP’s acreage provides economies of scale by allowing REP to better leverage its existing infrastructure. The following table provides summary information regarding REP’s proved, probable and possible reserves as of September 30, 2020, based on the NSAI Report.
Reserve Type	Oil (MBbls)(1)	Natural Gas (MMcf)(1)	NGL (MBbls)(1)	Total (MBoe)(1)	%Oil	% Liquids(2)	% Developed(3)
Proved Reserves	37,157.5	53,683.4	10,681.6	56,786.3	65%	84%	53%
Probable Reserves	42,612.5	53,601.8	11,580.5	63,126.6	68%	86%	2%
Possible Reserves	9,422.3	9,376.3	2,021.1	13,006.3	72%	88%	0%
(1)
Prices used in this proxy statement/prospectus are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2019 through September 2020. For oil and NGL volumes, the average West Texas Intermediate (WTI) spot price of $43.63 per barrel is adjusted for quality, transportation fees, and market differentials. The fees associated with the transportation contract are included as a deduction to oil revenue. For gas volumes, the average Henry Hub spot price of $1.967 per MMBTU is adjusted for energy content, transportation fees, and market differentials. As a reference, the average NYMEX WTI and NYMEX Henry Hub prices for the same period were $43.40 per barrel and $2.020 per MMBTU, respectively. For more information on the differences between the categories of proved, probable and possible reserves, see “—Oil and Natural Gas Data.”

(2)	Includes both oil and NGLs.
(3)	Includes both Proved Developed Producing and Proved Developed Non-Producing.
REP’s total well count was 130 gross producing (71 net) wells as of the fiscal year ended September 30, 2020, increasing from 119 gross (67 net) wells as of the fiscal year ended September 30, 2019. As of the fiscal year ended September 30, 2020, REP’s average working interest was 54% in the total 130 gross producing wells. Of these 130 gross producing wells, REP operated 63 gross wells, in which REP had an average working interest of 95%. REP’s strategy is to increase the number of wells REP operates in its undeveloped locations, and as a result increase REP’s average working interest over time.
In addition to REP’s 130 gross producing (71 net) wells, REP identified a total of approximately 330 gross (228 net) drilling locations across REP’s acreage as of September 30, 2020, 233 gross (174 net) of which represented proved, probable, or possible reserves. See “—Drilling Locations” for more information. REP’s gross and net remaining horizontal drilling locations as of September 30, 2020 relating to its proved, probable and possible locations are as follows:
Reserve Type	Gross Horizontal Drilling Locations	% by Reserve Type	Net Horizontal Drilling Locations	% by Reserve Type
Proved	69	30%	50	29%
Probable	117	50%	97	56%
Possible	47	20%	27	15%
Total	233	100%	174	100%
In addition to the 233 gross (174 net) proved, probable and possible locations above, as of September 30, 2020 REP has an additional 97 gross (54 net) drilling locations that are specifically identified locations in REP’s New Mexico Assets that have been identified by REP’s management team. Although these 97 gross (54 net) additional locations are determined using the same geologic and engineering methodology of location determination as those locations to which REP’s proved, probable, or possible reserves are attributed, they fail to satisfy all criteria for proved, probable and possible reserves for reasons such as development timing, economic viability at SEC pricing, and production volume certainty, REP believes that one of the benefits of its focus on conventional producing reservoirs where REP can apply its experience in horizontal drilling is the slower decline profile of most conventional reservoirs as compared to un-conventional shale production characteristics. As a result, REP believes that its production volumes can be maintained by deploying less capital to maintain our current production. For instance, REP believes that by maintaining a single rig operating in our acreage position in our Northwest Shelf assets, REP will not only hold its production flat but will increase overall production volumes.
While REP has continued to experience improved well performance as REP continues to learn more about its assets, and improve its drilling and production practices, REP’s historical well results support its belief that REP’s slower decline rates will provide it with a more stable production profile in the future.
REP’s Business Strategies
REP plans to achieve its primary objective—to increase shareholder value—by executing the following business strategies:
•
Steadily grow production and generate sustainable free cash flow by developing its existing horizontal well inventory. REP considers its inventory of horizontal drilling locations to have relatively low development risk because of the information gained from REP’s operating experience on its acreage, industry activity by offset operators surrounding its acreage and historic activity on the San Andres Formation. REP intend to economically grow production, reserves and cash flow by utilizing its technical expertise to develop REP’s multi-year drilling inventory while efficiently allocating capital to maximize the value of REP’s resource base.

•
Leverage its experience operating in the Permian Basin to maximize returns. REP was an early entrant to the horizontal development of the San Andres Formation of the Permian Basin. Substantially all of REP’s current properties are positioned in what REP believes to be the core of the horizontal San Andres Formation play in Yoakum County, Texas and Lea, Roosevelt, and Chaves Counties, New Mexico, where horizontal production on the San Andres Formation has increased by more than 915% since January 2014. As of September 30, 2020, REP has operated or participated in 130 gross (71 net) wells, which affords it keen insight and expertise on the reservoir characteristics of the play. REP intends to leverage its management and technical teams’ experiences in applying unconventional drilling and completion techniques in the Permian Basin to maximize its returns.

•
Maintain a high degree of operational control to continuously drive its operating costs lower and capture efficiencies. REP intends to maintain operational control of a substantial majority of its drilling inventory, by owning in excess of 50% of the working interest in the associated locations. REP believes that maintaining operating control enables it to steadily increase REP’s reserves while lowering REP’s per unit development costs, and allows REP to drive to its goal of free cash flow. REP’s control over operations and its ownership and operation of associated infrastructure for salt water disposal systems and electricity distribution allows REP to utilize what it believes to be cost-effective operating practices. These cost-effective practices include the selection of drilling locations, timing of development and associated capital expenditures and continuous improvement of drilling, completion and stimulation techniques.

•
Maintain financial flexibility and apply a disciplined approach to capital allocation. REP seeks a capital structure with sufficient liquidity to execute its growth plans, while maintaining conservative leverage, and providing financial and operational flexibility through the various commodity price cycles. To achieve more predictable cash flow and reduce volatility during commodity price cycles, REP also enters into hedging arrangements for its crude oil production. REP expects to fund REP’s growth primarily through cash flow from operations. REP intends on taking advantage of its conservatively capitalized balance sheet to maintain its low-cost debt. Consistent with REP’s disciplined approach to financial management, REP has an active commodity hedging program that seeks to reduce REP’s exposure to downside commodity price fluctuations.

•
Identifying accretive opportunities with disciplined, value enhancing framework. REP’s capital disciplined approach allows it to return capital while also growing its reserves, production and cash flow through REP’s return-focused organic growth opportunities driven by the exploration, development and production of oil, natural gas, and natural gas liquids, or NGLs, reserves. REP will seek to expand on its success in targeting contiguous acreage positions within the Northwest Shelf and particularly the San Andres Formation. REP has developed internal geologic models that incorporate publicly available third-party data, including well results and drilling and completion reports, to confirm REP’s geologic model and define the various core acreage positions of a play. Once REP believes that it has identified a core location, REP intends to execute on its acquisition strategy to establish a largely contiguous acreage position in proximity to the core. REP believes its evaluation techniques uniquely-position REP to better identify acquisition targets to grow its resource base and increase shareholder value.
REP’s Competitive Strengths
REP believes that the following strengths will allow REP to successfully execute its business strategies:
•
Large contiguous asset base in one of North America’s leading oil resource plays. REP’s acreage is primarily located on large, contiguous blocks in Yoakum County, Texas and Lea, Roosevelt, and Chaves Counties, New Mexico, producing from the San Andres Formation, which is one of the most active areas in the Northwest Shelf. This acreage is characterized by a multi-year, oil-weighted inventory of horizontal drilling locations that REP believes provides attractive growth and return opportunities. As of September 30, 2020, REP had approximately 45,178 net acres (Champions 26,347 net acres and New Mexico 18,831 net acres). REP believes that its Champions Assets are located in the core of the Northwest Shelf, which have been substantially de-risked and expect to generate positive free cash flow. Most recent well results demonstrate that many of the wells on REP’s acreage are capable of producing single-well rates of return that are competitive with many of the top performing basins in the United States. As a result, REP believes it is well-positioned to continue to grow its reserves, production and cash flows in the current commodity price environment.

•
Proven management team with substantial technical expertise. REP’s Chief Executive Officer, Bobby Riley, was one of the original designers of systems for down-hole data acquisition in gravel pack and frack pack operations and has more than 40 years of experience in the independent oil and gas sector. REP’s management and technical teams have a total of over 100 years of collective oil and gas experience, including significant experience in horizontal drilling in the Central Basin Platform and Northwest Shelf. This complements REP’s team’s prior experience in horizontal drilling in the Eagle Ford Shale play in South Texas, Wolfcamp play in the Permian Basin, Bakken Shale location in North Dakota and Barnett Shale location in North Texas, among other locations. REP believes its team’s technical capabilities and experience enhance REP’s horizontal drilling and production capabilities and ultimate well recoveries.

•
High degree of operational control with reduced development costs. REP believes that maintaining operating control enables REP to increase its reserves while lowering its development costs. REP’s control over operations also allows REP to determine the selection of drilling locations, timing of development and associated capital expenditures and continuous improvement of drilling, completion and stimulation techniques. For example, REP has made the strategic decision to own and operate the salt water disposal systems and electricity distribution infrastructure necessary to support operations. This has allowed REP to significantly reduce its operating costs and keep pace with its expected development program. In addition, all of the Champions Assets are dedicated to a third-party crude and natural gas gathering system with the contracts structured as acreage dedications, which allows REP to avoid fees or penalties associated with minimum volume commitments. REP believes these factors will contribute to its ability to grow production and maintain positive free cash flows even in lower commodity price environments.

•
Conservative balance sheet. REP expects to maintain financial flexibility that will allow REP to continue its development activities by funding capital expenditures with operating cash flow. REP also has an active commodity hedging program that seeks to reduce REP’s exposure to downside commodity price fluctuations as part of its maintenance of a conservative financial management program. After giving effect to this merger, REP expects to have approximately $100 million of outstanding debt. At current commodity prices, REP expects to generate positive free cash flow over the calendar year 2021 while also growing production. REP intends to utilize its positive free cash flow to pay down debt and return capital to shareholders.

REP’s Properties
As of September 30, 2020, substantially all of REP’s properties were located in Yoakum County, Texas on the Northwest Shelf sub-basin of the Permian Basin and Chaves, Lea and Roosevelt Counties, New Mexico. REP’s acreage is primarily located on large, contiguous blocks in Yoakum County, Texas on the San Andres Formation, which is a shelf margin deposit on the Central Basin Platform and Northwest Shelf. As of September 30, 2020, REP’s acreage position consisted of 45,178 net acres, all of which target the San Andres Formation. Additionally, approximately 42% of REP’s net acreage is held by production and 9% held by obligations, respectively. Unless production is established within the spacing units covering the remaining acreage or the lease is renewed or extended under continuous drilling provisions prior to the primary term expiration dates, the leases will expire in accordance with their respective terms. See “—Developed and Undeveloped Acreage” below.
REP’s estimated total proved, probable and possible reserves at September 30, 2020 based on the NSAI Report were approximately 56,786, 63,127 and 13,006 MBoe, respectively. As of September 30, 2020, REP had a total of 130 gross producing (71 net) wells, of which all were horizontal wells and REP’s proved reserves had a PV-10 of $306MM. REP’s average net daily production during fiscal year ended September 30, 2020 was approximately 7,081 BOE/d. As of September 30, 2020, REP had an average working interest of 54% in 130 total gross producing wells and an average working interest of 95% in 63 operated gross wells. REP’s strategy is to operate wells in its undeveloped locations, and as result REP’s average working interest is expected to increase further over time.
REP continues to expand its proved reserves in this area by drilling undeveloped horizontal locations. As of September 30, 2020, REP had an identified drilling inventory of approximately 330 gross (228 net) undeveloped horizontal drilling locations of which 69 gross (50 net) are PUDs with varying lateral lengths on REP’s acreage with average well costs of $3.7 million ($3.0 million normalized to 5,200 foot lateral length). During fiscal years 2020, 2019 and 2018, REP drilled and completed 12, 20 and 25 gross horizontal wells, respectively.
Permian Basin and Sub-Basin References
References herein to the “Permian Basin” or the “Central Basin Platform” or the “Northwest Shelf” or the “San Andres Formation” refer to those areas defined by the Railroad Commission of Texas, or the TRRC. The TRRC defines the (i) Permian Basin as an oil-and-gas producing area located in West Texas and the adjoining area of southeastern New Mexico covering an area approximately 250 miles wide and 300 miles long, and encompasses several sub-basins, including the Delaware Basin, Midland Basin, Central Basin Platform and Northwest Shelf; (ii) Central Basin Platform as a sub-basin of the Permian Basin; (iii) Northwest Shelf as a sub-basin of the Permian Basin; and (iv) San Andres Formation as a shelf margin deposit composed of dolomitized carbonates.
Drilling Locations
REP and its predecessor entities have a long history in the Permian Basin, where, as of September 30, 2020, REP has assembled approximately 66,671 gross leasehold acres (approximately 45,178 net) and have over 330 gross (228 net) specifically identified drilling locations for potential future drilling. As of September 30, 2020, approximately 233 gross (174 net) of these drilling locations represented proved, probable and possible reserves. These locations were developed using existing geologic and engineering data. The additional 97 gross (54 net) drilling locations are specifically identified locations in REP’s New Mexico Assets that have been identified by REP’s management team. Although these 97 gross (54 net) additional locations are determined using the same geologic and engineering methodology of location determination as those locations to which REP’s proved, probable, or possible reserves are attributed, they fail to satisfy all criteria for proved, probable and possible reserves for reasons such as development timing, economic viability at SEC pricing, and production volume certainty. In evaluating and determining those locations, REP also considered the availability of local infrastructure, drilling support assets, property restrictions and state and local regulations. The drilling locations that REP actually drills will depend on the availability of capital, regulatory approvals, commodity prices, costs, actual drilling results and other factors, and may differ from the locations currently identified. Any drilling activities REP is able to conduct on these identified locations may not be successful and may not result in additional proved reserves. Further, to the extent the drilling locations are associated with acreage that expires, REP would lose its right to develop the related locations. See “Risk Factors—Risks Related to REP’s Business—REP’s identified drilling locations are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, REP may not be able to raise the substantial amount of capital that would be necessary to drill such locations.”

Production Status
For REP’s fiscal year ended September 30, 2020, REP’s average net daily production was 7,081 BOE/d, of which approximately 80% was oil, 10% was natural gas and 10% was NGLs. As of September 30, 2020, REP’s producing well count was 130 gross producing (71 net) wells.
Facilities
REP’s land-based oil and gas processing facilities are typical of those found in the Permian Basin. REP’s facilities located at well locations or centralized lease locations include saltwater disposal wells and associated gathering lines, storage tank batteries, oil/gas/water separation equipment and pumping equipment. In addition, REP owns a substantial majority of the electrical power infrastructure on its acreage position, which include power distribution lines and equipment.
Recent and Future Activity
As of September 30, 2020 REP produced from 130 gross (71 net) wells that included both its operated and non-operated wells combined. This represented an increase of 11 gross (3 net) wells, which includes the addition of 22 gross (13.7 net) wells, and the subtraction of 11 gross (10.3 net) wells from REP’s producing well count. During the fiscal year ended September 30, 2020, REP incurred capitalized costs of $49 million, of which approximately $35.7 million was allocated for drilling and completion activity, approximately $4.3 million for continued infrastructure buildout (e.g. saltwater disposal and electrical infrastructure), approximately $5.3 million for leasehold acquisition and renewal efforts, and approximately $3.6 million for capitalized workovers.
REP’s fiscal 2021 capital budget is $50 million, of which approximately $32.5 million is allocated for drilling and completion activity for an estimated 11 gross (8.5 net) wells, $11.6 million completion activity for drilled but uncompleted wells for an estimated 5 gross (4.7 net) wells, approximately $1.0 million for continued infrastructure buildout (e.g. saltwater disposal and electrical infrastructure), approximately $2.5 million for capitalized workovers, and approximately $2.4 million in other expenditures such as leasehold acquisition and renewal efforts. REP’s capital budget excludes any amounts that may be paid for future acquisitions. The wells are expected to be drilled at an estimated average drilling and completion gross well cost of $3.5 million to $4.3 million per horizontal well with completed lateral lengths ranging from 4,500 to 7,300 feet. In this proxy statement/prospectus, REP defines identified potential drilling locations as locations specifically identified by management based on evaluation of applicable geologic and engineering data accrued over REP’s multi-year historical drilling activities, in addition to what is credited in the NSAI Report. The availability of local infrastructure, drilling support assets and other factors as management may deem relevant are considered in determining such locations. The drilling locations on which REP actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors.
Oil and Natural Gas Data
Evaluation and Review of Reserves. REP’s historical reserve estimates as of September 30, 2020 were prepared based on a report by NSAI, REP’s independent petroleum engineers, which REP refers to as the NSAI Report. Within REP, the technical person primarily responsible for overseeing the preparation of the estimates for REP is Mr. Kevin Riley. Mr. Kevin Riley has been with REP since 2016 and has over 13 years of industry experience. Mr. Kevin Riley holds a degree in Business Administration from the University of Central Oklahoma and a Master of Business Administration with emphasis in Energy from the University of Oklahoma. He is a member of the Independent Petroleum Association of America, American Association of Petroleum Landmen and the Society of Petroleum Engineers. Within NSAI, the technical person primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein is Mr. James E. Ball. Mr. Ball, a Licensed Professional Engineer in the State of Texas (No. 57700), has been practicing consulting petroleum engineering at NSAI since 1998 and has over 17 years of prior industry experience. He graduated from Texas A&M University in 1980 with a Bachelor of Science Degree in Petroleum Engineering. The technical principal meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. NSAI does not own an interest in any of REP’s properties, nor is it employed by REP on a contingent basis.

Internal Controls. REP maintains an internal staff of petroleum engineers and geoscience professionals who worked closely with REP’s independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate REP’s reserves relating to REP’s assets in the Permian Basin. REP’s internal technical team members meet with REP’s independent reserve engineers periodically during the period covered by the NSAI Report to discuss the assumptions and methods used in the proved reserve estimation process. The qualifications of the technical person(s) primarily responsible for overseeing the preparation of the estimates of REP’s reserves are set forth in “—Evaluation and Review of Reserves”. REP provides historical information to the independent reserve engineers for REP’s properties, such as ownership interest, oil and natural gas production, well test data, commodity prices, and operating and development costs.
The preparation of REP’s reserve estimates is completed in accordance with REP’s internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:
•	review and verification of historical production data, which data is based on actual production as reported by REP;
•	preparation of reserve estimates; and
•	verification of property ownership by REP’s land department.
Estimation of Proved Reserves. Under SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.” All of REP’s proved reserves as of September 30, 2020 were estimated using a deterministic method. The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and natural gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable oil and natural gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into four broad categories or methods: (1) production performance-based methods; (2) material balance-based methods; (3) volumetric-based methods; and (4) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. Non-producing reserve estimates, for developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for REP’s properties, due to the mature nature of the properties targeted for development and an abundance of subsurface control data.
To estimate economically recoverable proved reserves and related future net cash flows, NSAI considered many factors and assumptions, including the use of reservoir parameters derived from geological and engineering data which cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.
Under SEC rules, reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. To establish reasonable certainty with respect to REP’s estimated proved reserves, the technologies and economic data used in the estimation of REP’s proved reserves have been demonstrated to yield results with consistency and repeatability, and include production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core analyses, historical well cost and operating expense data.
Estimation of Probable and Possible Reserves.
Estimates of probable reserves are inherently imprecise and are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed either together or with estimates of proved reserves. When producing an estimate of the amount of oil, natural gas and NGLs that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.
When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
REP attributes the probable category to wells within REP’s acreage that are on strike or above two or more bounding proved wells where REP has reasonable certainty of continuity of the reservoir between those proved wells based on the available geoscience data, but that REP is more than one undeveloped location away from any proved location.
Estimates of possible reserves are also inherently imprecise and are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed either together or with estimates of proved reserves. When producing an estimate of the amount of oil, natural gas and NGLs that is recoverable from a particular reservoir, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favorable circumstances than are likely. Estimates of possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.
When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserve where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir. Possible reserves also include incremental quantities associated with a greater percentage of recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and REP believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
REP attributes the possible category to areas where REP has offset proved production but that more than one location away REP is less certain of the vertical and lateral limits of the reservoir. This is typically on the edge of the field where REP does not have the locations bound by proved production on all sides and geoscience data is too sparse to clearly define a commercial boundary.

Summary of Oil, Natural Gas and NGL Reserves. The following table summarizes REP’s estimated proved, probable and possible reserves at September 30, 2020 from the NSAI Report and based on SEC pricing.
As of September 30, 2020(1)
Proved Reserves:
Oil (MBbls)	37,157.5
Natural Gas (MMcf)	53,683.4
Natural Gas Liquids (MBbls)	10,681.6
Total Proved Reserves (MBoe)	56,786.3
Proved Developed Producing Reserves:
Oil (MBbls)	19,149.0
Natural Gas (MMcf)	31,137.5
Natural Gas Liquids (MBbls)	5,847.1
Proved Developed Producing Reserves (MBoe)	30,185.7
Proved Developed Producing Reserves as a % of Proved Reserves	53%
Proved Developed Non-Producing Reserves:
Oil (MBbls)	—
Natural Gas (MMcf)	—
Natural Gas Liquids (MBbls)	—
Proved Developed Non-Producing Reserves (MBoe)	—
Proved Developed Non-Producing Reserves as a % of Proved Reserves	—
Proved Undeveloped Reserves:
Oil (MBbls)	18,008.6
Natural Gas (MMcf)	22,545.9
Natural Gas Liquids (MBbls)	4,834.5
Proved Undeveloped Reserves (MBoe)	26,600.7
Proved Undeveloped Reserves as a % of Proved Reserves	47%
Probable Reserves:(2)
Oil (MBbls)	42,612.5
Natural Gas (MMcf)	53,601.8
Natural Gas Liquids (MBbls)	11,580.5
Total Probable Reserves (MBoe)	63,126.6
Probable Developed Non-Producing Reserves:(2)
Oil (MBbls)	704.3
Natural Gas (MMcf)	967.6
Natural Gas Liquids (MBbls)	210.4
Probable Developed Non-Producing Reserves (MBoe)	1,076.0
Probable Undeveloped Reserves:(2)
Oil (MBbls)	41,908.2
Natural Gas (MMcf)	52,634.2
Natural Gas Liquids (MBbls)	11,370.1
Probable Undeveloped Reserves (MBoe)	62,050.6
Possible Reserves:(3)
Oil (MBbls)	9,422.3
Natural Gas (MMcf)	9,376.3
Natural Gas Liquids (MBbls)	2,021.2
Possible Undeveloped Reserves (MBoe)	13,006.3
(1)
Prices used in this proxy statement/prospectus are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2019 through September 2020. For oil and NGL volumes, the average West Texas Intermediate (WTI) spot price of $43.63 per barrel is adjusted for quality, transportation fees, and market differentials. The fees associated with the transportation contract are included as a deduction to oil revenue. For gas volumes, the average Henry Hub spot price of $1.967 per MMBTU is adjusted for energy content, transportation fees, and market differentials. As a reference, the average NYMEX WTI and NYMEX Henry Hub prices for the same period were $43.40 per barrel and $2.020 per MMBTU, respectively. For more information on the differences between the categories of proved, probable and possible reserves, see “Oil and Natural Gas Data.”

(2)	REP’s estimated probable reserves are classified as both developed non-producing and as undeveloped.

(3)	All of REP’s estimated possible reserves are classified as undeveloped.
Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read “Risk Factors” appearing elsewhere in this proxy statement/prospectus.
Additional information regarding REP’s reserves can be found in the notes to REP’s financial statements included elsewhere in this proxy statement/prospectus.
Proved Undeveloped Reserves (PUDs)
As of September 30, 2020, REP’s proved undeveloped reserves were composed of 18,008.6 MBbls of oil, 22,545.9 MMcf of natural gas and 4,834.5 MBbls of NGL, for a total of 26,600.7 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.
The following table summarizes REP’s changes in REP’s estimated PUDs during the year ended September 30, 2020 (in MBoe):
Proved undeveloped reserves at September 30, 2019	25,711.3
Conversions	(1,310.8)
Extensions, discoveries and other additions	2,008.1
Revisions	192.1
Proved undeveloped reserves at September 30, 2020	26,600.7
During the year ended September 30, 2020, REP incurred costs of approximately $6.9 million to convert 1,310.8 MBoe of proved undeveloped reserves to proved developed reserves.
During the year ended September 30, 2020, extensions and discoveries comprised of 2,008.1 MBoe. The increase was primarily the result of drilling successful wells and booking PUD offsets to such wells.
During the year ended September 30, 2020, REP revisions for the decline curves for the proved undeveloped reserves comprised 192.1 MBoe. The increase from revisions was primarily the result of performance of wells in the immediate offset areas.
As of September 30, 2020, REP had 0 proved undeveloped reserves that had remained undeveloped for more than five years since initial booking.
Estimated future development costs relating to the development of REP’s proved undeveloped reserves at September 30, 2020 are approximately $129.4 million, over the next five years, which REP expects to finance through cash flow from operations, borrowings under REP’s revolving credit facility and other sources of capital. All of REP’s proved undeveloped reserves are expected to be developed within five years of initial booking. Please see “Risk Factors—Risks Related to REP’s Business—The development of REP’s estimated proved undeveloped reserves may take longer and may require higher levels of capital expenditures than REP currently anticipates. Therefore, REP’s estimated proved undeveloped reserves may not be ultimately developed or produced.”
As a result of the COVID-19 outbreak that spread quickly across the globe, federal, state and local governments mobilized to implement containment mechanisms and minimize impacts to their populations and economies. Various containment measures, which included the quarantining of cities, regions and countries, while aiding in the prevention of further outbreak, have resulted in a severe drop in general economic activity and a resulting decrease in energy demand. In an effort to minimize the capital deployed as a result of the decrease in energy demand cause by the COVID-19 outbreak, REP made the decision to reduce its planned capital activity for Fiscal Year 2020. Those proved undeveloped locations not developed in Fiscal Year 2020 are planned to be developed over the next five years.

Oil, Natural Gas and NGL Production Prices and Production Costs
Production and Operating Data
The following table sets forth information regarding REP’s production, realized prices and production costs for the years ended September 30, 2020, September 30, 2019 and September 30, 2018. For additional information, please see “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	For the Years Ended September 30,
	2020	2019	2018
Total Sales Volumes:
Oil (MBbls)	2,060	1,975	1,195
Natural Gas (MMcf)	1,628	886	197
NGL (MBbls)	260	135	41
Total (MBoe)(1)	2,592	2,258	1,269
Daily Sales Volumes:
Oil sales (Bbl/d)	5,630	5,411	3,274
Natural gas sales (Mcf/d)	4,448	2,428	541
Natural gas liquids sales (Bbl/d)	710	370	113
Total (BOE/d)(1)	7,081	6,186	3,477
Average sales price(1):
Oil sales (per Bbl)	$36.35	$51.45	$57.19
Oil sales with derivative settlements (per Bbl)(2)	49.41	51.71	50.89
Natural gas sales (per Mcf)	(0.78)	(0.32)	2.04
Natural gas sales with derivative settlements (per Mcf)(2)	(0.78)	(0.32)	2.04
Natural gas liquids sales (per Bbl)	(1.90)	(1.74)	27.45
Natural gas liquids with derivative settlements (per Bbl)(2)	(1.90)	(1.74)	27.45
Average price per BOE excluding derivative settlements(1)(2)	28.22	44.78	52.53
Average price per BOE including derivative settlements(1)(2)	38.61	45.00	46.60
Expenses per BOE(1):
Lease operating expenses	$8.10	$10.54	$8.70
Production and ad valorem taxes	1.36	2.13	2.53
Exploration expenses	3.83	2.25	4.72
Depletion, depreciation, amortization, and accretion	8.29	8.94	12.38
General and administrative expenses, inclusive of unit-based compensation expense(3)	3.08	4.95	11.17
Transaction costs(4)	0.55	2.02	0.69
(1)
One BOE is equal to six Mcf of natural gas or one Bbl of oil or NGL based on the approximate energy equivalency. This is an energy content correlation and does not reflect value or price relationship between the commodities.

(2)
Average prices shown in table reflect prices both before and after the effects of REP’s settlements of our commodity derivative contracts. REP’s calculation of such effects includes both gains or losses on cash settlements for commodity derivatives.

(3)	General and administrative expenses, inclusive of unit-based compensation expense shown after effect of revenue from contract services for management services agreement.
(4)	Transaction costs include non-cash cost related to our previously aborted IPO.
Productive Wells
As of September 30, 2020, REP owned an average 54% working interest in 130 gross (71 net) productive wells all of which were oil wells.
Proved Developed Producing	Wells	Avg. WI
Operated	67	95%
Non-Operated	63	11%
Total	130	54%

Productive wells consist of producing wells and wells capable of production, including oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which REP has an interest, operated and non-operated, and net wells are the sum of REP’s fractional working interests owned in gross wells.
Developed and Undeveloped Acreage
The following tables set forth information as of September 30, 2020 relating to REP’s leasehold acreage. Developed acreage is acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease. Undeveloped acreage is acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves. A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned. A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.
The following table sets forth REP’s gross and net acres of developed and undeveloped oil and gas leases as of September 30, 2020:
Developed Acreage(1)		Undeveloped Acreage(2)		Total Acreage(5)
Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
18,529	11,792	48,142	33,385	66,671	45,178
(1)	Developed acreage is acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease.
(2)
Undeveloped acreage are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.
(4)
A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. Substantially all of the leases governing REP’s acreage have continuous development clauses that permit REP to continue to hold the acreage under such leases after the expiration of the primary term if REP initiates additional development within 120 to 180 days after the completion of the last well drilled on such lease, without the requirement of a lease extension payment. Thereafter, the lease is held with additional development every 120 to 240 days, and generally 180 days, until the entire lease is held by production. None of REP’s horizontal drilling locations associated with proved undeveloped reserves are scheduled for drilling outside of a lease term that is not accounted for with a continuous development schedule or primary term. The following table sets forth the net undeveloped acreage, as of September 30, 2020 that will expire over the next five years unless production is established within the spacing units covering the acreage or the lease is renewed or extended under continuous drilling provisions prior to the primary term expiration dates.
Net Undeveloped Acreage(1)
2021	2022	2023+
23,466	2,084	26,208
(1)	All acreage represented is as of September 30, 2020.
Based on REP’s current development plans, REP expects to maintain substantially all of the acreage that would otherwise expire during fiscal 2021 either through drilling and establishing production, making lease extension payments, or lease renewal efforts. REP intends to extend or renew all of its material leases referenced above to the extent possible and expects to incur $0.8 million to extend or renew every material lease that is set to expire in fiscal year 2021, without taking into account the drilling of PUDs and holding leases by production, and therefore REP does not expect a material reduction in its proved undeveloped reserves as a result of leases expirations. Given REP’s currently planned drilling activities, REP does not expect the amount of any such lease extension payments to be material. Additionally, REP’s Champions acreage is 100% fee leasehold and New Mexico acreage approximately 95% fee and state leasehold with the remaining 5% of New Mexico consisting of Bureau of Land Management leasehold.
The following table sets forth information with respect to (i) the number of total gross and net oil wells drilled and completed by REP during the periods indicated. REP does not have any natural gas wells, therefore the information set forth in the table below only pertains to oil wells. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return.
	Year Ended
	September 30,
	2020		2019		2018
	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Productive(1)	11	3	20	13	25	13
Dry(2)	—	—	—	—	—	—
Exploratory Wells:
Productive(1)	—	—	—	—	—	—
Dry(2)	—	—	—	—	—	—
Total Wells:
Productive(1)	11	3	20	13	25	13
Dry(2)	—	—	—	—	—	—
(1)
Although a well may be classified as productive upon completion, future changes in oil, natural gas and NGL prices, operating costs and production may result in the well becoming uneconomical, particularly exploratory wells where there is no production history.

(2)	Does not include a wellbore temporarily abandoned due to mechanical failure.
Since September 30, 2019, REP’s producing well count has increased by 11 gross (3 net) wells, which includes the addition of 22 gross (13.7 net) wells, and the subtraction of 11 gross (10.3 net) wells from REP’s producing well count.
Operations
General
REP operated 89% of its horizontal production for the fiscal year ended September 30, 2020. As operator, REP designs and manages the development of a well and supervise operation and maintenance activities on a day-to-day basis. Independent contractors engaged by REP provide all of the equipment and personnel associated with these activities. REP employs petroleum engineers, geologists and land professionals who work to improve production rates, increase reserves and lower the cost of operating REP’s oil and natural gas properties. For more information about REP’s properties and the risks associated with the comparability of proved, probable, and possible reserves, please read “—REP Properties” and “—Oil and Natural Gas Data.”
Marketing and Customers
REP markets the majority of the production from properties REP operates for both REP’s account and the account of the other working interest owners in these properties.
REP sells its production to purchasers at market prices. For the fiscal year ended September 30, 2020, one purchaser accounted for more than 10% of REP’s revenue: Stakeholder Crude Oil Marketing, LLC (86%). For the year ended September 30, 2019, one purchaser accounted for more than 10% of REP’s revenue: Stakeholder Crude Oil Marketing, LLC (85%). For the year ended September 30, 2018, one purchaser accounted for more than 10% of REP’s revenue: Stakeholder Crude Oil Marketing, LLC (92%). During such periods, no other purchaser accounted for 10% or more of REP’s revenue. The loss of any of these purchasers could materially and adversely affect REP’s revenues in the short-term. However, based on the current demand for oil and natural gas and the availability of other purchasers, REP believes that the loss of any of its purchasers would not have a long-term material adverse effect on REP’s financial condition and results of operations because crude oil and natural gas are fungible products with well-established markets.
Transportation
During the initial development of REP’s fields, REP considers all gathering and delivery infrastructure in the areas of REP’s production. REP’s oil is collected from the wellhead to REP’s tank batteries and then transported by the purchaser by truck or pipeline to a tank farm, another pipeline or a refinery. A portion of REP’s natural gas is transported from the wellhead to the purchaser’s meter and pipeline interconnection point.
In addition, REP moves substantially all of its produced water by pipeline connected to company-owned saltwater disposal wells rather than by truck. Given the amount of disposal water volume, the connection to saltwater disposal wells helps REP reduce its lease operating expenses.
REP is currently a party to a crude oil pipeline transportation agreement with Stakeholder Midstream Crude Oil Pipeline, LLC that commenced in October 2016 and has a 10-year term. This agreement does not include any volume commitments for REP. As a result, REP benefits from relatively low take-away costs as compared to transportation by truck. In addition, since a volume commitment is not applicable, REP achieves greater operational flexibility. In September 2017, REP entered into a long-term natural gas gathering and processing agreement with Stakeholder Gas Services, LLC, with a 10-year term and no volume commitments for REP. REP began selling natural gas under this agreement in the fourth quarter of fiscal 2018.
Competition
The oil and natural gas industry is intensely competitive, and REP competes with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or to define, evaluate, bid for and purchase a greater number of properties and prospects than REP’s financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil, natural gas and NGL market prices. REP’s larger or more integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state, and local laws and regulations more easily than REP can, which would adversely affect REP’s competitive position. REP’s ability to acquire additional properties and to discover reserves in the future will be dependent upon REP’s ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because REP has fewer financial and human resources than many companies in REP’s industry, REP may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.
There is also competition between oil and natural gas producers and other industries producing energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the governments of the United States and the jurisdictions in which REP operates. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon REP’s future operations. Such laws and regulations may substantially increase the costs of exploring for, developing or producing oil and natural gas and may prevent or delay the commencement or continuation of a given operation. REP’s larger competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than REP can, which would adversely affect REP’s competitive position.
Title to Properties
As is customary in the oil and natural gas industry, REP initially conducts only a cursory review of the title to its properties in connection with acquisition of leasehold acreage. At such time as REP determines to conduct drilling operations on those properties, REP conducts a thorough title examination and perform curative work with respect to significant defects prior to commencement of drilling operations. To the extent title opinions or other investigations reflect title defects on those properties, REP is typically responsible for curing any title defects at REP’s expense. REP generally will not commence drilling operations on a property until it has cured any material title defects on such property. REP has obtained title opinions on substantially all of REP’s producing properties and believe that REP has satisfactory title to its producing properties in accordance with standards generally accepted in the oil and natural gas industry.

Prior to completing an acquisition of producing oil and natural gas leases, REP performs title reviews on the most significant leases and, depending on the materiality of properties, REP may obtain a title opinion, obtain an updated title review or opinion or review previously obtained title opinions. REP’s oil and natural gas properties are subject to customary royalty and other interests, liens for current taxes and other burdens which REP believes do not materially interfere with the use of or affect its carrying value of the properties.
REP believes that it has satisfactory title to all of its material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, REP believes that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from REP’s interest in these properties or materially interfere with REP’s use of these properties in the operation of REP’s business. In addition, REP believes that it has obtained sufficient rights-of-way grants and permits from public authorities and private parties for REP to operate its business in all material respects as described in this proxy statement/prospectus.
Seasonality of Business
Weather conditions affect the demand for, and prices of, oil, natural gas and NGLs. Demand for oil, natural gas and NGLs is typically higher in the fourth and first quarters resulting in higher prices. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.
Oil and Natural Gas Leases
The typical oil and natural gas lease agreement covering REP’s properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any wells drilled on the leased premises. The lessor royalties and other leasehold burdens on REP’s properties generally range from 22.5% to 25.0%, resulting in a net revenue interest to REP generally ranging from 75.0% to 77.5%.
Regulation of the Oil and Gas Industry
REP’s operations are substantially affected by federal, state and local laws and regulations. In particular, natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which REP owns or operates producing oil and natural gas properties have statutory provisions regulating the development and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process and the plugging and abandonment of wells. REP’s operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells. State laws including in Texas govern a number of conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing or density, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that REP can produce from its wells and to limit the number of wells or the locations at which REP can drill, although REP can apply for exceptions to such regulations or to have reductions in well spacing or density. Moreover, Texas imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.
Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although REP believes it is in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, REP is unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states, FERC and the courts. REP cannot predict when or whether any such proposals may become effective. REP does not believe that it would be affected by any such action materially differently than similarly situated competitors.

Regulation Affecting Production
The production of oil and natural gas is subject to United States federal and state laws and regulations, and orders of regulatory bodies under those laws and regulations, governing a wide variety of matters. All of the jurisdictions in which REP owns or operates producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the plugging and abandonment of wells. REP’s operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells. These laws and regulations may limit the amount of oil and gas REP can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, NGLs and gas within its jurisdiction. States do not regulate wellhead prices or engage in other similar direct regulation, but there can be no assurance that they will not do so in the future. The effect of such future regulations may be to limit the amounts of oil and gas that may be produced from REP’s wells, negatively affect the economics of production from these wells or limit the number of locations REP can drill.
The failure to comply with the rules and regulations of oil and natural gas production and related operations can result in substantial penalties. REP’s competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect REP’s operations.
Regulation of Sales and Transportation of Oil
Sales of oil, condensate and NGLs are not currently regulated and are made at negotiated prices. Although prices of these energy commodities are currently unregulated, the United States Congress historically has been active in their regulation. REP cannot predict whether new legislation to regulate oil and NGLs, or the prices charged for these commodities might be proposed, what proposals, if any, might actually be enacted by the United States Congress or the various state legislatures and what effect, if any, the proposals might have on REP’s operations. Additionally, such sales may be subject to certain state, and potentially federal, reporting requirement.
REP’s sales of oil are affected by the availability, terms and cost of transportation. Prices received from the sale of crude oil and natural gas liquids may be affected by the cost of transporting those products to market. FERC has jurisdiction under the Interstate Commerce Act (“ICA”), as it existed in 1977, over common carriers engaged in the transportation in interstate commerce by pipeline of crude oil, natural gas liquids and refined petroleum products as part of the continuous movement of the crude oil, natural gas liquids or refined petroleum products in interstate commerce. The ICA requires that pipelines providing jurisdictional movements maintain a tariff on file with FERC. The tariff sets forth the established rates as well as the rules and regulations governing the service. The ICA requires, among other things, that rates and terms and conditions of service be “just and reasonable.” In general, interstate oil pipeline rates must be cost-based, although indexed rates, settlement rates agreed to by all shippers are permitted and market based rates may be permitted in certain circumstances. Such pipelines must also provide jurisdictional service in a manner that is not unduly discriminatory or unduly preferential. Shippers have the power to challenge new and existing rates and terms and conditions of service before FERC.
Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates and regulations regarding access are equally applicable to all comparable shippers, REP believes that the regulation of oil transportation will not affect REP’s operations in any way that is of material difference from those of REP’s competitors who are similarly situated.
Regulation of Transportation and Sales of Natural Gas
Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA, and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed controls affecting wellhead sales of natural gas effective January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the NGA, and by regulations and orders promulgated under the NGA by FERC. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.
The EP Act of 2005 is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans and significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, the EP Act of 2005 amends the NGA to add an anti-market manipulation provision which makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC, and furthermore provides FERC with additional civil penalty authority. The EP Act of 2005 provides FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increases FERC’s civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-market manipulation provision of the EP Act of 2005, and subsequently denied rehearing. The rules make it unlawful to: (i) in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; (ii) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (iii) to engage in any act or practice that operates as a fraud or deceit upon any person. The new anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of natural gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” natural gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704, described below. The anti-market manipulation rule and enhanced civil penalty authority reflect an expansion of FERC’s NGA enforcement authority.
On December 26, 2007, FERC issued Order 704, a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing. Under Order 704, any market participant that engages in wholesale sales or purchases of natural gas that equal or exceed 2.2 million MMBtus of physical natural gas in the previous calendar year, including natural gas producers, gatherers and marketers, are required to report, on May 1 of each year, aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices to FERC on Form No. 552. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order 704. Order 704 also requires market participants to indicate whether they report prices to any index publishers, and if so, whether their reporting complies with FERC’s policy statement on price reporting.
Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by FERC as a natural gas company under the NGA. Although FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, FERC’s determinations as to the classification of facilities are done on a case by case basis. To the extent that FERC issues an order that reclassifies certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, and depending on the scope of that decision, REP’s costs of getting natural gas to point of sale locations may increase. REP believes that the natural gas pipelines in the gathering systems REP uses meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of the gathering facilities REP owns and uses are subject to change based on future determinations by FERC, the courts or Congress. State regulation of natural gas gathering facilities generally includes various occupational safety, environmental and, in some circumstances, nondiscriminatory-take requirements. Natural gas gathering may receive greater regulatory scrutiny at the state level. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. Gathering operations could also be subject to safety and operational regulations relating to the design, construction, testing, operation, replacement and maintenance of gathering facilities.
The price at which REP sells natural gas is not currently subject to federal rate regulation and, for the most part, is not subject to state regulation. However, with regard to REP’s physical sales of these energy commodities, REP is required to observe anti-market manipulation laws and related regulations enforced by FERC under the EP Act of 2005 and under the Commodity Exchange Act (“CEA”), and regulations promulgated thereunder by the CFTC. The CEA prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce or futures on such commodity. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity. Should REP violate the anti-market manipulation laws and regulations, REP could also be subject to related third-party damage claims by, among others, sellers, royalty owners and taxing authorities.
Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, REP believes that the regulation of similarly situated intrastate natural gas transportation in any states in which REP operates and ships natural gas on an intrastate basis will not affect REP’s operations in any way that is of material difference from those of REP’s competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that REP produces, as well as the revenues REP receives for sales of its natural gas.
Changes in law and to FERC or state policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate and intrastate pipelines, and REP cannot predict what future action FERC or state regulatory bodies will take. REP does not believe, however, that any regulatory changes will affect REP in a way that materially differs from the way they will affect other natural gas producers and marketers with which REP competes.
Regulation of Environmental and Occupational Safety and Health Matters
REP’s oil and natural gas development operations are subject to numerous stringent federal, regional, state and local statutes and regulations governing occupational safety and health, the discharge of materials into the environment or otherwise relating to environmental and human health protection, some of which carry substantial administrative, civil and criminal penalties for failure to comply. These laws and regulations may (i) require the acquisition of a permit before drilling or other regulated activity commences; (ii) restrict the types, quantities and concentrations of various substances that can be released into the environment; (iii) govern the sourcing and disposal of water used in the drilling and completion process; (iv) limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier, threatened or endangered species habitat and other protected areas; (v) require some form of remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen pits; (vi) establish specific safety and health criteria addressing worker protection; (vii) impose substantial liabilities for pollution resulting from operations or failure to comply with regulations, including permitting requirements; (viii) require the installation of costly emission monitoring and/or pollution control equipment; (ix) require the preparation and implementation of oil spill prevention, control, and countermeasure plans and risk management plans; and (x) require the reporting of the types and quantities of various substances that are generated, stored, processed, or released in connection with REP’s properties. In addition, these laws and regulations may restrict the rate of production.
The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations, as amended from time to time, to which REP’s business operations are subject and for which compliance may have a material adverse impact on REP’s capital expenditures, results of operations or financial position.
Hazardous Substances and Waste Handling
The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), also known as the “Superfund” law, and comparable state laws impose joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the disposal site or the site where the release occurred and anyone who disposed or arranged for the transport or disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. REP generates materials in the course of REP’s operations that may be regulated as “hazardous substances”. REP is able to control directly the operation of only those wells with respect to which REP acts as operator. Notwithstanding REP’s lack of direct control over wells operated by others, the failure of an operator other than REP to comply with applicable environmental regulations or the failure of a facility receiving hazardous substances for treatment or disposal to manage the substances properly may, in certain circumstances, be attributed to REP and result in CERCLA or comparable liability.
The Resource Conservation and Recovery Act (“RCRA”) and analogous state laws, impose detailed requirements for the generation, handling, storage, treatment and disposal of nonhazardous and hazardous solid wastes. RCRA specifically excludes drilling fluids, produced waters and other wastes associated with the development or production of crude oil, natural gas or geothermal energy from regulation as hazardous wastes. However, these wastes may be regulated by the EPA or state agencies under RCRA’s less stringent nonhazardous solid waste provisions, state laws or other federal laws. Moreover, it is possible that these particular oil and natural gas development and production wastes now classified as nonhazardous solid wastes could be classified as hazardous wastes in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address EPA’s alleged failure to timely assess RCRA Subtitle D criteria regulations exempting certain exploration and production related oil and gas wastes from regulation as hazardous wastes under RCRA. The consent decree required EPA to propose a rulemaking no later than March 15, 2019 for revision of the Subtitle D criteria regulations pertaining to oil and gas wastes or to sign a determination that revision of the regulations is not necessary. EPA ultimately concluded that revision of the Subtitle D criteria regulations regarding oil and gas wastes is not necessary at this time. But, should future rulemakings or legal challenges result in a loss of the RCRA hazardous-waste exclusion for drilling fluids, produced waters and related wastes, REP’s costs to manage and dispose of generated wastes could increase, which could have a material adverse effect on REP’s results of operations and financial position. In addition, in the course of REP’s operations, REP generates some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste compressor oils that may be regulated as hazardous wastes if such wastes are listed as hazardous wastes or have hazardous characteristics.
REP currently owns, leases or operates numerous properties that have been used for oil and natural gas development and production activities for many years. Although REP believes that it has utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by REP, or on, under or from other locations, including off-site locations, where such substances have been taken for recycling, treatment or disposal. In addition, some of REP’s properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes or petroleum hydrocarbons was not under REP’s control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, REP could be required to undertake response or corrective measures, which could include investigation of the nature and extent of contamination, removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.
Water Discharges
The CWA and comparable state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and natural gas wastes, into or near navigable waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The discharge of dredge and fill material in regulated waters, including wetlands, is also prohibited, unless authorized by a permit issued by the U.S. Army Corps of Engineers (the “Corps”). In May 2015, the EPA and the Corps issued a new rule to revise the definition of “waters of the United States” for all Clean Water Act Programs. The 2015 rule made additional waters expressly “waters of the United States” and, therefore, subject to the jurisdiction of the Clean Water Act, rather than subject to a case-specific evaluation. Legal challenges to this rule followed and the rule was stayed nationwide by the U.S. Sixth Circuit Court of Appeals in October 2015. In response to this decision, the EPA and the Corps resumed nationwide use of the agencies’ prior regulations defining the term “waters of the United States.” On February 1, 2018, the EPA officially delayed implementation of the 2015 rule until early 2020. The EPA and the Corps also issued a supplemental rulemaking in July 2018 requesting additional comment on the proposed repeal of the 2015 rule’s definition of “waters of the United States.” However, as the result of an order by the U.S. District Court for the District of South Carolina on August 16, 2018, and subsequent state filings, the 2015 rule was in effect in 23 states, including in Texas. On February 14, 2019, the EPA and the Corps issued a proposed rule to revise the definition of “Waters of the United States.” The proposed rule would narrow the definition, excluding, for example, streams that do not flow year-round and wetlands without a direct surface connection to other jurisdictional waters. In September 2019, EPA finalized the repeal of the 2015 WOTUS rule, and the repeal became effective in December 2019. On June 22, 2020, EPA’s proposed rule revising and narrowing the definition of “Waters of the United States” became effective. Litigation by parties opposing the rule again quickly followed. Due to the administrative procedures required to establish the rule and pending litigation, the new definition of “Waters of the United States” may not be implemented, if at all, for several years. To the extent any litigation or future amendments to the rule expand the scope of the Clean Water Act’s jurisdiction, REP could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas or in connection with stream crossings and to preparing and implementing oil spill prevention, control, and countermeasure plans. Obtaining permits has the potential to delay the development of oil and natural gas projects. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages.
Pursuant to CWA laws and regulations, REP may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water. Spill prevention, control and countermeasure (“SPCC”) requirements imposed under the CWA require operators of certain oil and natural gas facilities that store oil in more than threshold quantities, the release of which could reasonably be expected to reach jurisdictional waters, to develop, implement, and maintain SPCC plans. REP has undertaken a review of REP’s properties to determine the need for new or updated SPCC plans and, where necessary, REP has developed or upgraded such plans and has implemented the physical and operation controls imposed by these plans.
The primary federal law related specifically to oil spill liability is the Oil Pollution Act of 1990 (“OPA”), which amends and augments the oil spill provisions of the Clean Water Act and imposes certain duties and liabilities on certain “responsible parties” related to the prevention of oil spills and damages resulting from such spills in or threatening waters of the United States or adjoining shorelines. For example, operators of certain oil and natural gas facilities must develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance. Owners or operators of a facility, vessel or pipeline that is a source of an oil discharge or that poses a substantial threat of discharge is one type of “responsible party” who is liable. The OPA applies joint and several liability, without regard to fault, to each liable party for oil removal costs and a variety of public and private damages. Although defenses exist, they are limited. As such, a violation of the OPA has the potential to adversely affect REP’s operations.
Subsurface Injections
In the course of REP’s operations, REP produces water in addition to oil and natural gas. Water that is not recycled may be disposed of in disposal wells, which inject the produced water into non-producing subsurface formations. Underground injection operations are regulated pursuant to the UIC program established under the SDWA and analogous state laws. The UIC program requires permits from the EPA or state agency to which the UIC program has been delegated for the construction and operation of disposal wells, establishes minimum standards for disposal well operations, and restricts the types and quantities of fluids that may be disposed. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect REP’s ability to dispose of produced water and ultimately increase the cost of REP’s operations. For example, in response to recent seismic events belowground near disposal wells used for the injection of oil and natural gas-related wastewaters, regulators in some states, including Texas, have imposed more stringent permitting and operating requirements for produced water disposal wells. In 2014, the TRRC published a final rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the injected fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the TRRC may deny, modify, suspend or terminate the permit application or existing operating permit for that well. Additionally, legal disputes may arise based on allegations that disposal well operations have caused damage to neighboring properties or otherwise violated state or federal rules regulating waste disposal. These developments could result in additional regulation, restriction on the use of injection wells by REP or by commercial disposal well vendors whom REP may use from time to time to dispose of wastewater, and increased costs of compliance, which could have a material adverse effect on REP’s capital expenditures and operating costs, financial condition, and results of operations.
In addition, several cases have recently put a spotlight on the issue of whether injection wells may be regulated under the CWA if a direct hydrological connection to a jurisdictional surface water can be established. The split among federal circuit courts of appeals that decided these cases engendered two petitions for writ of certiorari to the United States Supreme Court in August 2018, one of which was granted in February 2019. EPA has also brought attention to the reach of the CWA’s jurisdiction in such instances by issuing a request for comment in February 2018 regarding the applicability of the CWA permitting program to discharges into groundwater with a direct hydrological connection to jurisdictional surface water, which hydrological connections should be considered “direct,” and whether such discharges would be better addressed through other federal or state programs. EPA followed up its Request for Comments with an Interpretative Statement and additional Request for Comment in April 2019 stating that the agency does not believe indirect discharges from a point source through a hydrological groundwater connection to surface water are regulated under the CWA, although the agency indicated that this guidance may be amended pending the Supreme Court’s decision. In April, 2020, the Supreme Court issued a ruling in the case, County of Maui, Hawaii v. Hawaii Wildlife Fund, holding that discharges into groundwater may be regulated under the CWA if the discharge is the “functional equivalent” of a direct discharge into navigable waters. On December 8, 2020, EPA issued a draft guidance on the ruling, which emphasized that discharges to groundwater are not necessarily the “functional equivalent” of a direct discharge based solely on proximity to jurisdictional waters. EPA is currently soliciting public comments on the guidance. The U.S. Supreme Court’s ruling in County of Maui, Hawaii v. Hawaii Wildlife Fund could result in increased operational costs for REP if permits are required under the CWA for disposal of REP’s flowback and produced water in disposal wells.
Air Emissions
The Federal Clean Air Act (“CAA”) and comparable state laws restrict the emission of air pollutants from many sources, such as tank batteries and compressor stations, through air emissions standards, construction and operating permitting programs and the imposition of other compliance requirements. These laws and regulations may require REP to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. Over the next several years, REP may be required to incur certain capital expenditures for air pollution control equipment or other air emissions related issues. For example, in October 2015, the EPA lowered the NAAQS for ozone from 75 to 70 parts per billion. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit REP’s ability to obtain such permits and result in increased expenditures for pollution control equipment, the costs of which could be significant. In addition, beginning in 2012, the EPA adopted new rules under the CAA that require the reduction of volatile organic compound emissions from certain fractured and refractured natural gas and, in 2016, oil wells for which well completion operations are conducted (i.e. use reduced emission completions, also known as “green completions”). These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors, pneumatic controllers, storage vessels, and well-site components (fugitive emissions). In September 2020, EPA scaled back these rules by removing the transmission and storage sectors of the oil and gas industry from regulation under the NSPS and rescinding methane-specific standards for the production and processing segments of the industry. However, legal challenges to the amendments quickly followed. In May 2016, the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and natural gas industry. This rule could cause small facilities located in areas where air permitting is implemented by EPA, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. See also “—Regulation of GHG Emissions.” Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase REP’s costs of development, which costs could be significant.
Regulation of GHG Emissions
In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations pursuant to the federal CAA that, among other things, require preconstruction and operating permits for certain large stationary sources. Facilities required to obtain preconstruction permits for their GHG emissions are also required to meet “best available control technology” standards that are being established by the states or, in some cases, by the EPA on a case-by-case basis. These regulatory requirements could adversely affect REP’s operations and restrict or delay REP’s ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and natural gas production sources in the United States on an annual basis, which include certain of REP’s operations. Furthermore, in May 2016, the EPA finalized the NSPS Subpart OOOOa standards that establish new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas source category, including production, processing, transmission and storage activities. The rules include first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions. In addition, the rules impose leak detection and repair requirements intended to address methane and other emissions leaks known as “fugitive emissions” from equipment, such as valves, connectors, open ended lines, pressure-relief devices, compressors, instruments and meters. Although much of the initial rules remain intact and effective, the rules have been subject to legal challenges, reconsideration by EPA, stays, and proposed amendments. Most recently, EPA published two new rules on September 14 and 15, 2020 that remove the transmission and storage sectors of the oil and gas industry from regulation under the NSPS and rescind methane-specific standards for the production and processing segments of the industry. However, states and environmental groups brought suit challenging the new rules almost immediately. Thus, the ultimate scope of these regulations remains uncertain. Compliance with these rules will require enhanced record-keeping practices, the purchase of new equipment such as optical gas imaging instruments to detect leaks and increased frequency of maintenance and repair activities to address emissions leakage. The rules will also likely require hiring additional personnel to support these activities or the engagement of third party contractors to assist with and verify compliance. The BLM also finalized similar rules regarding the control of methane emissions in November 2016 that apply to oil and natural gas exploration and development activities on federal and Indian lands. The rules sought to minimize venting and flaring of emissions from storage tanks and other equipment, and also impose leak detection and repair requirements. However, due to subsequent BLM revisions and multiple legal challenges, the rules were never fully implemented, and in October 2020, the November 2016 rules were struck down by the District Court of Wyoming as the result of one such challenge. These new and proposed rules could result in increased compliance costs on REP’s operations.
While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant legislative activity at the federal level in recent years. However, some initiatives continue to gain attention at the political level; for example, a resolution referred to as the Green New Deal was introduced in the U.S. House of Representatives in February 2019. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs. These programs typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs.
Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact REP’s business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, REP’s equipment and operations could require REP to incur costs to reduce emissions of GHGs associated with REP’s operations. Demand for REP’s products may also be adversely affected by conservation plans and efforts undertaken in response to global climate change, including plans developed in connection with the Paris climate conference in December 2015. While the U.S. ratified plans associated with such conference in September 2016, the Trump Administration opted not to continue governance under those plans. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which resulted in an effective exit date of November 2020. However, President-Elect Joe Biden has pledged to rejoin the Paris Agreement on day one of his presidency. If he fulfills this pledge, the U.S.’s return to participation in the Paris Agreement would then become effective after a 30-day waiting period. Many governments also provide, or may in the future provide, tax advantages and other subsidies to support the use and development of alternative energy technologies. Substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas REP produces and lower the value of REP’s reserves.
Finally, increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, drought, and other climatic events; if any such effects were to occur, they could have a material adverse effect on REP’s operations. At this time, REP has not developed a comprehensive plan to address the legal, economic, social or physical impacts of climate change on REP’s operations.

Hydraulic Fracturing Activities
Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. REP regularly uses hydraulic fracturing as part of its operations. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but federal agencies have asserted jurisdiction over certain aspects of the process. The EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. The EPA has also taken the following actions: issued final regulations under the federal CAA establishing performance standards, including standards for the capture of air emissions released during hydraulic fracturing; although final rules have not yet been issued, proposed a rulemaking under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing; and, in June 2016, published an effluent limitation guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants. In addition, the BLM finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands, including requirements for chemical disclosure, wellbore integrity, and handling of flowback water. However, following years of litigation, the BLM rescinded the rule in December 2017. BLM’s repeal of the rule was challenged in court, and in April 2020, the Northern District of California issued a ruling in favor of the BLM. This ruling is now being appealed; thus, the future of the rule remains uncertain. In addition, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. It is unclear how any additional federal regulation of hydraulic fracturing activities may affect REP’s operations.
Certain governmental reviews have recently been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances”, noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. Since the report did not find a direct link between hydraulic fracturing itself and contamination of groundwater resources, this years-long study report does not appear to provide any basis for further regulation of hydraulic fracturing at the federal level. More recently, EPA initiated a study of Oil and Gas Extraction Wastewater Management in 2018 that the agency characterizes as a “holistic look” at how produced water is regulated and managed by EPA, states, and tribes, and has sought input on these issues from other stakeholders such as academics, non-governmental organizations, and industry. A primary focus of the study is to evaluate whether federal regulations allowing for more discharge options would be beneficial, for example, in addressing areas with concerns over scarcity of water and/or injection options. EPA released a draft of the study in May 2019 and sought public input until July 1, 2019. EPA’s final report was issued in May 2020, which found mixed support from stakeholders regarding additional produced water discharge options. EPA is still determining what, if any, next steps are appropriate regarding produced water management in light of the report. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing under the federal SDWA, CWA or other regulatory mechanisms.
At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing activities. For example, in May 2013, the Railroad Commission of Texas issued a “well integrity rule”, which updates the requirements for drilling, putting pipe down and cementing wells. The rule also includes new testing and reporting requirements, such as (i) the requirement to submit cementing reports after well completion or after cessation of drilling, whichever is later, and (ii) the imposition of additional testing on wells less than 1,000 feet below usable groundwater. The well integrity rule took effect in January 2014. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular.

Compliance with existing related laws has not had a material adverse effect on REP’s operations or financial position, but if new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where REP operates, REP could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of development activities, and perhaps even be precluded from drilling wells.
Protected Species
The Endangered Species Act (“ESA”) and (in some cases) comparable state laws were established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species or that species’ habitat. REP may conduct operations on oil and natural gas leases in areas where certain species that are listed as threatened or endangered are known to exist and where other species that potentially could be listed as threatened or endangered under the ESA may exist. The U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas that it believes are necessary for survival of a threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for oil and natural gas development. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act. In the past, the federal government has issued indictments under the Migratory Bird Treaty Act to several oil and natural gas companies after dead migratory birds were found near reserve pits associated with drilling activities. While the Department of Interior under the Trump administration has determined that such “incidental takes” of migratory birds do not violate the Act, this position was overruled by a federal district court in New York in August 2020. Nevertheless, the Department of the Interior is currently moving forward with a formal rulemaking that would limit prosecutorial authority for “incidental takes” of migratory birds. The identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause REP to incur increased costs arising from species protection measures or could result in limitations on REP’s development activities that could have an adverse impact on REP’s ability to develop and produce reserves. If REP were to have a portion of its leases designated as critical or suitable habitat, it could adversely impact the value of REP’s leases.
OSHA, Emergency Response and Community Right-to-Know, and Risk Management Planning
REP is subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act, the general duty clause and Risk Management Planning regulations promulgated under section 112(r) of the CAA and comparable state statutes and any implementing regulations require that REP organizes and/or discloses information about hazardous materials used or produced in REP’s operations and that this information be provided to employees, state and local governmental authorities and citizens. These laws also require the development of risk management plans for certain facilities to prevent accidental releases of extremely hazardous substances and to minimize the consequences of such releases should they occur.
Related Permits and Authorizations
Many environmental laws require REP to obtain permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation, or other oil and natural gas activities, and to maintain these permits and compliance with their requirements for on-going operations. These permits are generally subject to protest, appeal, or litigation, which can in certain cases delay or halt projects and cease production or operation of wells, pipelines, and other operations.
Related Insurance
REP maintains insurance against some risks associated with above or underground contamination that may occur as a result of REP’s exploration and production activities. However, this insurance is limited to activities at the well site and there can be no assurance that this insurance will continue to be commercially available or that this insurance will be available at premium levels that justify its purchase by REP. The occurrence of a significant event that is not fully insured or indemnified against could have a materially adverse effect on REP’s financial condition and operations. Further, REP has no coverage for gradual, long-term pollution events.

Employees
As of September 30, 2020, REP employed 46 people. REP is not a party to any collective bargaining agreements with its employees. REP believes its relations with its employees to be satisfactory.
From time to time REP utilizes the services of independent contractors to perform various field and other services.
Facilities
REP’s corporate headquarters is located in Oklahoma City, Oklahoma at 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma 73104.
Legal Proceedings
Please refer to Note 15—Commitments and Contingencies to REP’s audited financial statements for the year ended September 30, 2020 for a discussion on legal proceedings.

TGC MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations for the Fiscal Year Ended December 31, 2019
TGC reported a net loss income from continuing operations of $(436,000) or $(0.04) per share in 2019 compared to net income of $442,000 or $0.04 per share in 2018.
TGC realized revenues of approximately $4.9 million in 2019 compared to $5.9 million in 2018. During 2019, revenues decreased approximately $960,000 of which $689,000 of this decrease related to a $7.36 per barrel decrease in the average oil price received from $59.48 per barrel received in 2018 to $52.12 per barrel received in 2019. Revenue also decreased approximately $266,000 related to a 4.5 MBbl decrease in oil sales volumes from 98.2 MBbl in 2018 to 93.7 MBbl in 2019. The decrease in volumes was primarily related to lower sales volumes on the Veverka D lease due to declines from increased volumes associated with the polymer work performed in mid-2018 as well as natural declines on other properties, partially offset by sales volumes from the BSU #1-30 well that was completed in Q4 2018.
TGC’s production costs and taxes were approximately $3.4 million in 2019 compared to $3.6 million in 2018. The $193,000 decrease in 2019 was primarily due to a change in the oil inventory adjustment as well as lower utility costs.
Depreciation, depletion, and amortization was approximately $716,000 in 2019 compared to $795,000 in 2018. The $79,000 decrease in 2019 was due to a $52,000 decrease related to a decrease in the oil and gas depletion rate primarily as a result of lower future development costs in connection with TGC’s removal of its undeveloped reserves at December 31, 2019, and a $33,000 decrease related to lower sales volumes.
TGC’s general and administrative cost was approximately $1.3 million in 2019 compared to $1.25 million in 2018. The $57,000 increase in 2019 was primarily due to a $50,000 payment to Roth related to the process initiated by TGC to explore potential transactions or combinations.
TGC performed its assessment for impairment during 2019 and 2018. No impairments of oil and gas properties or other assets resulted from TGC’s assessment.
Other income (expense) was $6,000 in 2019 compared to $157,000 in 2018. The amount recorded in 2018 was primarily due to write off of Accounts payable – other. This write off occurred as TGC determined that the outstanding balance was not recoverable against TGC by operation of applicable statutes of limitation or prescription.
During 2019 and 2018, TGC did not have any open derivative positions.
Results of Operations for the Nine Months Ended September 30, 2020
During the first nine months of 2020, 92.4MBbl gross of oil were sold from TGC’s properties. Of the 92.4MBbl sold, 67.0MBbl were net to TGC after required payments to all of the royalty interests and the one remaining drilling program participant. TGC’s net sales from its properties during the first nine months of 2020 of 67.0MBbl of oil compares to net sales of 72.1MBbl of oil during the first nine months of 2019. TGC’s net revenue from its oil and gas properties was $2.3 million during the first nine months of 2020 compared to $3.8 million during the first nine months of 2019. This decrease in net revenue was primarily due to an $1.2 million reduction related to a $18.12 per barrel decrease in the average oil price from $52.09 per barrel during the first nine months of 2019 to $33.97 per barrel during the first nine months of 2020, and a $269,000 reduction related to a 5.1MBbl decrease in sales volumes. The 5.1MBbl decrease in sales volumes was primarily related to lower sales on the Albers, BSU, Liebenau, Veverka D leases related to natural production declines, partially offset by sales from the Zimmerman well that was completed at the beginning of 2020.
Liquidity and Capital Resources at December 31, 2019
At December 31, 2019, TGC had a revolving credit facility with Prosperity Bank. This has historically been TGC’s primary source to fund working capital and future capital spending. Under the credit facility, loans and letters of credit are available to TGC on a revolving basis in an amount outstanding not to exceed the lesser of $50 million or TGC’s borrowing base in effect from time to time. As of December 31, 2019, TGC’s borrowing base was $4 million, subject to a credit limit based on current covenants of approximately $1.97 million. The credit facility is secured by substantially all of TGC’s producing and non-producing oil and gas properties. The credit facility includes certain covenants with which TGC is required to comply. At December 31, 2019, these covenants include the following: (a) Current Ratio > 1:1; (b) Funded Debt to EBITDA < 3.5x; and (c) Interest Coverage > 3.0x. At December 31, 2019, the interest rate on this credit facility was 5.25%. TGC was in compliance with all covenants as of December 31, 2019.
On November 20, 2019, TGC’s senior credit facility with Prosperity Bank after Prosperity Bank’s most recent review of TGC’s currently owned producing properties was amended to decrease the credit limit based on current covenants to approximately $1.97 million. The borrowing base remains subject to the existing periodic redetermination provisions in the credit facility. The interest rate remained prime plus 0.50% per annum. This rate was 5.25% at the date of the amendment. The maximum line of credit of TGC under the Prosperity Bank credit facility remained $50 million.
TGC had zero borrowings under the facility at December 31, 2019 and December 31, 2018. The next borrowing base review will take place in April 2020.
Net cash provided by operating activities by continuing operations was $226,000 in 2019 and $1.3 million in 2018. Cash flow used in working capital during 2019 was $163,000 and $79,000 during 2018. The change in cash provided by operating activities during 2019 was primarily related to decreased revenues as a result of lower oil prices, and decreased revenues as a result of lower sales volumes.
Net cash used in investing activities was $233,000 compared to $1.0 million in 2018. The $790,000 decrease in cash used in investing activities during 2019 was due primarily to drilling and polymer costs incurred during 2018, and proceeds from the sale of equipment inventory in 2019.
Net cash used by in financing activities was $53,000 in 2019 compared to $42,000 in 2018. The change in net cash used in financing activities was due to higher lease costs associated with TGC’s field vehicles.
Liquidity and Capital Resources at September 30, 2020
At September 30, 2020, TGC had a revolving credit facility with Prosperity Bank. This has historically been TGC’s primary source to fund working capital and capital spending. Under the credit facility, loans and letters of credit are available to TGC on a revolving basis in an amount outstanding not to exceed the lesser of $50 million or TGC’s borrowing base in effect from time to time. As of September 30, 2020, TGC’s borrowing base was $3.1 million, subject to a credit limit based on current covenants of $1.442 million. While the credit limit has not yet been formally reduced, TGC has experienced total negative EBITDA for the trailing 4 quarters ended September 30, 2020, which would result in a zero credit limit if the formal borrowing base review would have occurred at September 30, 2020, therefore prohibiting any borrowings on TGC’s credit facility. The credit facility is secured by substantially all of TGC’s producing and non-producing oil and gas properties. The credit facility includes certain covenants with which TGC is required to comply. At September 30, 2020, these covenants include the following: (a) Current Ratio > 1:1; (b) Funded Debt to EBITDA < 3.5x; and (c) Interest Coverage > 3.0x. At September 30, 2020, the interest rate on this credit facility was 3.75%. TGC was in compliance with all covenants during the quarter ended September 30, 2020. TGC had no outstanding borrowing under the facility as of September 30, 2020 or December 31, 2019. However, if TGC had borrowings under the credit facility at September 30, 2020, TGC would not have been in compliance with EBITDA related covenants as TGC reported negative EBITDA for the trailing four quarters ended September 30, 2020.
During the second quarter of 2020, TGC was approved by the Small Business Administration to receive a Paycheck Protection Program (“PPP”) loan in the amount of approximately $166,000. This loan was funded by Prosperity Bank in May 2020. The PPP loan is not part of the credit facility with Prosperity Bank as described above and therefore is not subject to the same terms as TGC’s credit facility. The PPP loan has an interest rate of 1% with a maturity date of May 2022. There are no payments due during the first six months of the loan. After the six-month period has expired, all outstanding accrued interest is due. At that time, the remaining unforgiven portion of the loan will be due in 18 equal monthly installments of principal and interest. TGC applied for forgiveness of the amount due on the PPP loan based on spending the loan proceeds on eligible expenses as defined by statute. TGC anticipates that it will be eligible for forgiveness of the entire loan amount as the proceeds had been used for eligible expenses. On November 5, 2020, Prosperity Bank notified TGC that the PPP loan had been forgiven and the loan was closed. During the fourth quarter of 2020, TGC will record other income of $166,000 as a result of the PPP loan forgiveness.
Net cash used in operating activities was $(565,000) during the first nine months of 2020 compared to $371,000 provided by operating activities during the nine months of 2019. Cash flow provided by working capital was

$765,000 during the first nine months of 2020 compared to $1,000 provided by working capital during the first nine months of 2019. The $936,000 decrease in cash provided by operating activities was primarily due to a $1.5 million decrease in revenues, and a $411,000 increase in general and administrative costs, partially offset by a $764,000 increase in cash flow provided by working capital, and a $205,000 decrease in production costs and taxes. Net cash used in investing activities was $(77,000) during the first nine months of 2020 compared to $36,000 provided by investing activities during the first nine months of 2019. This decrease in cash flow provided by investing activities was primarily due to proceeds from the sale of equipment inventory to a third party during 2019, and lower capital spending. Cash flow provided by financing activities during the first nine months of 2020 was $132,000 compared to $(40,000) used in financing activities during the first nine months of 2019. This increase in cash provided by financing activities was primarily related to funding received from the PPP loan program.
Through November 2021, TGC believes its revenues as well as cash on hand will be sufficient to fund operating costs and general and administrative expenses and to remain in compliance with its bank covenants. If revenues and cash on hand are not sufficient to fund these expenses or if TGC needs additional funds for capital spending, TGC may be able to borrow funds against the credit facility depending on the borrowing base and credit limit. Because of the drop in oil prices during 2020 and resulting projected negative EBITDA, borrowing from TGC’s credit facility would result in non-compliance with current covenants, and would require a waiver on the EBITDA related covenants or a change in the covenants until such time as prices improve. In addition, if required, TGC could also issue additional shares of stock and/or sell assets as needed to further fund operations.
Critical Accounting Policies
TGC prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, which require TGC to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. TGC considers the following policies to be the most critical in understanding the judgments that are involved in preparing TGC’s financial statements and the uncertainties that could impact TGC’s results of operations, financial condition and cash flows.
Revenue Recognition
Effective January 1, 2018, TGC adopted ASU 2014-09 Revenue from Contracts with Customers. TGC identifies the contracts with each of its customers and the separate performance obligations associated with each of these contracts. Revenues are recognized when the performance obligations are satisfied and when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.
Crude oil is sold on a month-to-month contract at a price based on an index price from the purchaser, net of differentials. Crude oil that is produced is stored in storage tanks. TGC will contact the purchaser and request them to pick up the crude oil from the storage tanks. When the purchaser picks up the crude from the storage tanks, control of the crude transfers to the purchaser, TGC’s contractual obligation is satisfied, and revenues are recognized. The sales of oil represent TGC’s share of revenues net of royalties and excluding revenue interests owned by others. When selling oil on behalf of royalty owners or working interest owners, TGC is acting as an agent and thus reports revenues on a net basis. Fees and other deductions incurred prior to transfer of control are recorded as production costs. Revenues are reported net of fees and other deductions incurred after transfer of control.
Electricity from TGC’s methane facility was sold on a long term contract. There were no specific volumes of electricity that were required to be delivered under this contract. Electricity passed through sales meters located at the Carter Valley landfill site, at which time control of the electricity transferred to the purchaser, TGC’s contractual obligation was satisfied, and revenues were recognized. TGC sold its methane facility and generation assets on January 26, 2018 and therefore will not recognize revenues associated with any sales volumes after that date. Revenues associated with the methane facility are included in Discontinued Operations.
TGC operates certain saltwater disposal wells, some of which accept water from third parties. The contracts with the third parties primarily require a flat monthly fee for the third parties to dispose water into the wells. In some cases, the contract is based on a per barrel charge to dispose water into the wells. There is no requirement under the contracts for these third parties to use these wells for their water disposal. If the third parties do dispose water into TGC operated wells in a given month, TGC has met its contractual obligations and revenues are recognized for that month.

The following table presents the disaggregated revenue by commodity for the years ended December 31, 2019, and 2018 (in thousands):
	Year Ended December 31, 2019	Year Ended December 31,2018
Revenue (in thousands):
Crude oil	$4,884	$5,840
Saltwater disposal fees	27	31
Total	$4,911	$5,871
There were no natural gas imbalances at December 31, 2019 or December 31, 2018.
Full Cost Method of Accounting
TGC follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all costs incurred in connection with acquisition, exploration and development of oil and gas reserves are capitalized. Capitalized costs include lease acquisitions, seismic related costs, certain internal exploration costs, drilling, completion, and estimated asset retirement costs. The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated asset retirement costs which are not already included net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. TGC has determined its reserves based upon reserve reports provided by LaRoche Petroleum Consultants Ltd. since 2009. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. TGC had $0 in unevaluated properties as of December 31, 2019 and 2018 and September 30, 2020 and 2019. Proceeds from the sale of oil and gas properties are accounted for as reductions to capitalized costs unless such sales cause a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized. At the end of each reporting period, TGC performs a “ceiling test” on the value of the net capitalized cost of oil and gas properties. This test compares the net capitalized cost (capitalized cost of oil and gas properties, net of accumulated depreciation, depletion and amortization and related deferred income taxes) to the present value of estimated future net revenues from oil and gas properties using an average price (arithmetic average of the beginning of month prices for the prior 12 months) and current cost discounted at 10% plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized (ceiling). If the net capitalized cost is greater than the ceiling, a write-down or impairment is required. A write-down of the carrying value of the asset is a non-cash charge that reduces earnings in the current period. Once incurred, a write-down cannot be reversed in a later period.
Oil and Gas Reserves/Depletion, Depreciation, and Amortization of Oil and Gas Properties
The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated asset retirement costs which are not already included net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred.
TGC’s proved oil and gas reserves as of December 31, 2019 were determined by LaRoche Petroleum Consultants, Ltd. Projecting the effects of commodity prices on production, and timing of development expenditures includes many factors beyond TGC’s control. The future estimates of net cash flows from TGC’s proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.
Asset Retirement Obligations
TGC’s asset retirement obligations relate to the plugging, dismantling, and removal of wells drilled to date. TGC follows the requirements of FASB ASC 410, “Asset Retirement Obligations and Environmental Obligations”. Among other things, FASB ASC 410 requires entities to record a liability and corresponding increase in long-lived assets for the present value of material obligations associated with the retirement of tangible long-lived assets. Over the passage of time, accretion of the liability is recognized as an operating expense and the capitalized cost is depleted over the estimated useful life of the related asset. If the estimated future cost of the asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the long-lived asset. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment. TGC currently uses an estimated useful life of wells typically ranging from 20-40 years. Management continues to periodically evaluate the appropriateness of these assumptions.
Income Taxes
Income taxes are reported in accordance with U.S. GAAP, which requires the establishment of deferred tax accounts for all temporary differences between the financial reporting and tax bases of assets and liabilities, using currently enacted federal and state income tax rates. In addition, deferred tax accounts must be adjusted to reflect new rates if enacted into law.
Realization of deferred tax assets is contingent on the generation of future taxable income. As a result, management considers whether it is more likely than not that all or a portion of such assets will be realized during periods when they are available, and if not, management provides a valuation allowance for amounts not likely to be recognized.
Management periodically evaluates tax reporting methods to determine if any uncertain tax positions exist that would require the establishment of a loss contingency. A loss contingency would be recognized if it were probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated.
The amount recognized is subject to estimates and management’s judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). This guidance was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the amendments was permitted for all entities. TGC has identified each of its leases and determined the impact of this new guidance on each of the identified leases. TGC implemented ASU 2016-02 Leases (Topic 842) as of January 1, 2019 using the modified retrospective approach. As a result of this implementation, TGC recorded right-of-use assets and liabilities associated with operating leases of approximately $98,000. There was no transition adjustment related to finance leases.
TGC elected the package of practical expedients within ASU 2016-02 Leases (Topic 842) that allows an entity to not reassess, prior to the effective date, (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification of any expired or existing leases, or (iii) initial direct costs for any existing leases. Additionally, TGC elected the practical expedient to not evaluate existing or expired land easements not previously accounted for as leases prior to the effective date. TGC also made an account policy election not to apply the lease recognition requirements to leases with an initial term of 12 months or less.
Contractual Obligations
The following table summarizes TGC’s contractual obligations due by period as of December 31, 2019 (in thousands):
Contractual Obligations	Total	2020	2021	2022
Long-Term Debt Obligations(1)	$—	$—	$—	$—
Operating Lease Obligations	42	42	—	—
Finance Lease Obligations	104	65	39	—
Estimated Interest on Obligations	7	6	1	—
Total	$153	$113	$40	$—
(1)	The credit facility with Prosperity Bank had a zero balance at December 31, 2019.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF TGC
Commodity Risk
TGC’s major market risk exposure is in the pricing applicable to its oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas production. Historically, prices received for oil and gas production have been volatile and unpredictable and price volatility is expected to continue. Monthly oil price realizations during 2019 ranged from a low of $46.39 per barrel to a high of $58.60 per barrel. The average monthly Kansas oil prices received during the first nine months of 2020 ranged from a low of $15.26 per barrel to a high of $53.04 per barrel. TGC can operate in the short-term at these depressed levels, but would need to access additional capital should prices continue at these depressed level for an extended period of time.
In addition, during 2010, 2011, and 2012 TGC participated in derivative agreements on a specified number of barrels of oil of its production. TGC did not participate in any derivative agreements during 2019 or 2018 but may participate in derivative activities in the future and as of September 30, 2020 and December 31, 2019, TGC had no open positions related to derivative agreements relating to commodities
Interest Rate Risk at December 31, 2019
At December 31, 2019, TGC had finance leases outstanding of approximately $102,000, and no amounts owed on its credit facility with Prosperity Bank. As of December 31, 2019, the interest rate on the credit facility was variable at a rate equal to prime plus 0.50% per annum. TGC’s credit facility interest rate at December 31, 2019 was 5.25%. TGC’s finance leases of $102,000 has fixed interest rates ranging from approximately 5.0% to 6.5%.
The annual impact on interest expense and TGC’s cash flows of a 10% increase in the interest rate on the credit facility would be approximately zero assuming borrowed amounts under the credit facility remained at the same amount owed as of December 31. TGC did not have any open derivative contracts relating to interest rates at December 31, 2019 or 2018.
Interest Rate Risk at September 30, 2020
At September 30, 2020, TGC had balances on financing leases outstanding of approximately $100,000, no balance owed on its credit facility with Prosperity Bank, and $166,000 due on TGC’s PPP loan. As of September 30, 2020, the interest rate on the credit facility was variable at a rate equal to prime plus 0.50% per annum. TGC’s credit facility interest rate at September 30, 2020 was 3.75%. TGC’s financing leases of $100,000 have fixed interest rates ranging from 5.0% to 6.5%. TGC’s PPP loan interest rate was 1%.
The annual impact on interest expense and TGC’s cash flows of a 10% increase in the interest rate on the credit facility would be approximately zero assuming borrowed amounts under the credit facility remained at the same amount owed as of September 30, 2020. TGC did not have any open derivative contracts relating to interest rates at September 30, 2020 or December 31, 2019.

REP MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of REP’s financial condition and results of operations should be read in conjunction with REP’s historical financial statements and related notes included elsewhere in this proxy statement/prospectus. The following discussion contains “forward-looking statements” that reflect REP’s future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside REP’s control. REP’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in prices for oil, natural gas and NGL, production volumes and forecasting production results, capital expenditures, availability of acquisitions, estimates of proved reserves, economic and competitive conditions, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as REP’s ability to access them, the proximity to and capacity of transportation facilities, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting REP’s business, as well as those factors discussed below and elsewhere in this proxy statement/prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. REP does not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.
Overview
REP is a growth-oriented, independent oil and natural gas company focused on steadily growing its conventional reserves, production and cash flow through the acquisition, exploration, development and production of oil, natural gas and natural gas liquids (“NGLs”) in the Permian Basin. REP’s activities are primarily focused on the San Andres Formation, a shelf margin deposit on the Central Basin Platform and Northwest Shelf. REP was formed to focus on opportunities (i) with favorable reservoir and geological characteristics primarily for oil development, (ii) that offer large contiguous acreage positions with significant untapped potential in terms of ultimate recoverable reserves and (iii) with a high degree of operational control. REP’s acreage is primarily located on large, contiguous blocks in Yoakum County, Texas (the “Champions Assets”) and Lea, Roosevelt, and Chaves Counties, New Mexico.
REP was initially formed as Riley Exploration-Permian, Inc., a wholly-owned subsidiary of Riley Exploration Group, Inc. (“REG”) in June 2016 whereby REG owned 100% of REP’s membership interests. On August 8, 2016, Riley Exploration-Permian, Inc. was converted to a limited liability company, REP.
On January 17, 2017, REG contributed its working interest in the Champions Assets to REP in exchange for common units in REP. Simultaneously, Boomer Petroleum, LLC (“Boomer”) contributed its working interest in oil and natural gas properties and related assets of the Champions Assets to REP in exchange for common units in REP. On March 6, 2017, Bluescape Riley Exploration Acquisition, LLC (“Bluescape”) and each of the Stephen H. Dernick Trust, the David D. Dernick Trust, Dennis W. Bartoskewitz, Alan C. Buckner, the Robert Gary Dernick Trust, and Christopher M. Bearrow, and/or their successors and assigns (collectively referred to as “DR/CM”) contributed their combined working interest in oil and natural gas properties and related assets and liabilities of the Champions Assets in exchange for common units in REP.
The contribution received from REG was considered a transfer of a business between entities under common control and accordingly, REP has recorded the contributed business at historical cost and presented the historical operations of the contributed business on a retrospective bases for all periods presented. The contributions from Boomer, Bluescape and DR/CM were accounted for as business combinations in accordance with Accounting Standards Codification (“ASC”) 805 – Business Combinations (“ASC 805”) and recorded at fair value. REP’s financial statements reflect the operating results of the assets contributed by Boomer, Bluescape and DR/CM for the periods following the respective contributions.
As of September 30, 2020, REP had an estimated 56,786.3 MBoe of proved reserves, consisting of 37,157.7 MBbls of oil, 53,683.4 MMcf of natural gas, and 10,681.6 MBbls of NGLs. Approximately 53% of REP’s proved reserves were classified as proved developed. Production for the year ended September 30, 2020, totaled 2,592 MBoe, or 7,081 BOE per day, of which 80% was oil.
On October 21, 2020, TGC and REP entered into a definitive merger agreement under which TGC will acquire REP and all its subsidiaries in exchange for approximately 203 million shares of TGC common stock (the “Transaction”). The Transaction is a reverse triangular merger, where TGC formed Antman Sub, LLC (“Merger

Sub”) as a direct wholly-owned subsidiary that merged into REP. The merger between REP and Merger Sub will result in REP’s common units being exchanged into TGC stock. As part of the transaction TGC will change its name to Riley Exploration Permian, Inc. and use its reasonable best efforts to change its symbol for the TGC common stock on the NYSE American from “TGC” to “REPX”.
Under the merger agreement, at the effective time, each Series A unit issued as of immediately prior to the effective time, shall be converted into that number of shares of TGC common stock equal to the product (rounded down to the nearest whole number) of: (i) the number of REP Series A units held by that holder as of immediately prior to the effective time; and (ii) the exchange ratio for the merger. Immediately prior to the effective time, REP shall pay any unpaid dividends accruing between October 1, 2020 and the closing date of the merger in accordance with the REP organizational documents in effect on the date hereof.
Current Commodity Environment
During the first calendar quarter of 2020, the balance of supply and demand for oil and other commodities experienced two significant disruptive events. On the demand side, a worldwide outbreak of a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, created a pandemic which caused various governmental actions in order to mitigate the spread of COVID-19, which resulted in substantial reductions in consumer and business activity adversely impacting the demand for oil and other commodities. On the supply side, the decision by Saudi Arabia in March 2020 to drastically reduce export prices and increase oil production followed by curtailment agreements among the Organization of the Petroleum Exporting Countries (“OPEC”) and other countries, such as Russia, further increased uncertainty and volatility around global oil supply-and-demand dynamics. However, during the second and third calendar quarter of 2020, OPEC and other oil producing countries agreed to reduce their crude oil production and then extend such production cuts through at least the first few months of 2021, while U.S. producers substantially reduced or suspended drilling activity, and in most cases curtailed production, due to low oil prices and poor economics. These actions have aided in a partial recovery of global commodity prices. Specifically, WTI spot prices for crude oil fell to a low of negative ($37.63) on April 20, 2020 (due to depressed demand and insufficient storage capacity, particularly at the WTI physical settlement location in Cushing, Oklahoma) and have since partially recovered to a high of $46.78 on December 10, 2020.
With the commodity prices declining throughout the first half of 2020, REP’s reserve value decreased which also resulted in a decreased borrowing base. While the decline in commodity prices and reduced demand negatively impacted the oil and natural gas industry as a whole, REP had certain commodity hedges in place in order to mitigate and partially offset the negative effects of such price declines. However, REP cannot estimate the full length or gravity of the impacts of these events at this time and if the pandemic and/or decreased oil prices continue, it could continue to have a material adverse effect on REP’s results of operations, financial position, liquidity and the value of oil and natural gas reserves.
REP’s Properties
At September 30, 2020, REP’s net acreage position consisted of 45,178 net acres with 58% in Yoakum County, Texas, 3% in Chaves, 21% in Lea, and 18% in Roosevelt County, New Mexico. For the year ended September 30, 2020, REP operated 89% of its production, and its total estimated proved, probable and possible reserves based on the NSAI Report were approximately 56,786; 63,126; 13,006 MBoe, respectively. REP holds net acreage positions of 1,256 in Chaves, 9,261.63 in Lea and 8,312.78 in Roosevelt County, New Mexico and 26,347.1 in Yoakum County, Texas. REP has excluded 17,669 from net acreage that has already been impaired or abandoned, but has yet to expire. For more information about REP’s properties and the risks associated with the comparability of proved, probable, and possible reserves, please read “REP Business—REP’s Properties” and “REP Business—Oil and Natural Gas Data.”
How REP Evaluates Its Operations
REP uses a variety of financial and operational metrics to assess the performance of its oil and gas operations, including:
•	Sources of revenue;
•	Sales volumes;
•	Realized prices on the sale of oil, natural gas and NGL, including the effect of REP’s commodity derivative contracts;

•	Lease operating expenses, or LOE;
•	Capital expenditures; and
•	Adjusted EBITDAX.
See “—Sources of REP’s Revenues”, “—Sales Volumes”, “—Realized Prices on the Sale of Crude Oil, Natural Gas and NGL” and “—Derivative Arrangements”, “—Principal Components of REP’s Cost Structure”, “—Adjusted EBITDAX” and “—Non-GAAP Financial Measure—Adjusted EBITDAX” for a discussion of these metrics.
Sources of REP’s Revenues
REP’s production revenues are derived primarily from the sale of its crude oil production. For the year ended September 30, 2020, REP’s oil and natural gas sales, net were primarily derived from oil sales with sales from natural gas and NGLs contributing negative cash flows when netted against gathering, processing and transportation costs. Beginning October 1, 2018, REP started reporting oil, natural gas and NGLs sales together netted against any gathering, processing and transportation costs as “oil and natural gas sales, net” on the consolidated statements of operations in connection with the adoption of ASC 606. REP’s oil and natural gas sales in its financial statements do not include the effects of derivatives as those effects are included within other income. REP’s oil and natural gas sales, net may vary significantly from period to period as a result of changes in production sold or changes in oil prices.
REP’s oil and natural gas sales, net may vary significantly from period to period as a result of changes in production sold or changes in oil prices. REP’s contract services – related parties revenue is derived from contracts with related parties to provide certain administrative support services. The contract services – related parties revenue made up 5% of the total revenues for the year ended September 30, 2020.
Sales Volumes
The following table presents historical sales volumes for REP’s properties for the years ended September 30, 2020, 2019 and 2018.
	For the Years Ended September 30,
	2020	2019	2018
Oil (MBbls)	2,060	1,975	1,195
Natural gas (MMcf)	1,628	886	197
NGL (MBbls)	260	135	41
Total (MBoe)(1)	2,592	2,258	1,269
Average net sales (BOE/d)(2)	7,081	6,186	3,477
(1)
One BOE is equal to six Mcf of natural gas or one Bbl of oil or NGL based on the approximate energy equivalency. This is an energy content correlation and does not reflect value or price relationship between the commodities.

(2)	Average net sales (BOE/d) was derived by dividing the total MBoe by 366 days for the year ended 2020 and by 365 days for the years ended 2019 and 2018.
Sales volumes directly impact REP’s results of operations. As reservoir pressures decline, production from a given well or formation usually also decreases over time. Growth in REP’s future production and reserves will depend on its ability to continue to add proved reserves in excess of REP’s production. Accordingly, REP plans to maintain its focus on adding reserves through organic drill-bit growth, as well as acquisitions. REP’s ability to add reserves through development projects and acquisitions is dependent on many factors, including takeaway capacity in REP’s areas of operation and REP’s ability to raise capital, geologic considerations, obtaining regulatory approvals, procuring third-party services and personnel and successfully identifying and consummating acquisitions. Please read “Risk Factors—Risks Related to REP’s Business” for a discussion of these and other risks affecting REP’s reserves and production.
Realized Prices on the Sale of Crude Oil, Natural Gas and NGL
Historically, oil, natural gas and NGLs prices have been extremely volatile, and REP expects this volatility to continue. Because REP’s production consists primarily of oil, REP’s production revenues are more sensitive to fluctuations in the price of oil than they are to fluctuations in the price of natural gas or NGLs.

To achieve more predictable cash flow and to reduce REP’s exposure to adverse fluctuations in commodity prices, REP enters into derivative arrangements for a portion of its production, with an emphasis on REP’s oil production. By removing a portion of price volatility associated with REP’s oil production, REP believes it will mitigate, but not eliminate, the potential negative effects of the reduction in oil prices on REP’s cash flow from operations for the relevant periods. See “—Quantitative and Qualitative Disclosure About the Market Risk of REP—Commodity Price Risk” for information regarding REP’s exposure to market risk, including the effects of changes in commodity prices, and REP’s commodity derivative contracts. REP will sustain losses to the extent its derivatives contract prices are lower than market prices and, conversely, REP will sustain gains to the extent its derivatives contract prices are higher than market prices. In certain circumstances, where REP has unrealized gains in its derivative portfolio, REP may choose to restructure existing derivative contracts or enter into new transactions to modify the terms of current contracts in order to realize the current value of REP’s existing positions.
A $1.00 per barrel change in REP’s realized oil price would have resulted in a $2.06 million and $1.97 million change in oil revenues for the years ended September 30, 2020 and 2019, respectively. A $0.15 per Mcf change in REP’s realized natural gas price would have resulted in a de minimis change in its natural gas revenues for the years ended September 30, 2020 and 2019. And likewise, a $1.00 per barrel change in NGL prices would have resulted in a de minimis change to REP’s NGL revenue for both periods presented.
The following table presents REP’s average realized commodity prices, as well as the effects of derivative settlements.
	For the Years Ended September 30,
	2020	2019	2018
Oil
NYMEX WTI High ($/Bbl)	$63.27	$76.40	$77.41
NYMEX WTI Low ($/Bbl)	(36.98)	44.48	49.34
NYMEX WTI Average ($/Bbl)	42.74	57.76	64.01
Average Realized Price ($/Bbl)	36.35	51.45	57.19
Average Realized Price, with derivative settlements ($/Bbl)	49.41	51.71	50.89
Averaged Realized Price as a % of Average NYMEX WTI(1)	85%	89%	89%
Differential ($/Bbl) to Average NYMEX WTI	(6.39)	(6.30)	(6.82)
Natural Gas(3)
NYMEX Henry Hub High ($/MMBtu)	$2.87	$4.70	$6.24
NYMEX Henry Hub Low ($/MMBtu)	1.33	2.02	2.49
NYMEX Henry Hub Average ($/MMBtu)	2.00	2.90	2.94
Average Realized Price ($/Mcf)	(0.78)	(0.33)	2.04
Average Realized Price, with derivative settlements ($/Mcf)	(0.78)	(0.33)	2.04
Averaged Realized Price as a % of Average NYMEX Henry Hub	-39%	-11%	69%
Differential ($/Mcf) to Average NYMEX Henry Hub(1)	(2.78)	(3.23)	(0.90)
Natural Gas Liquids(3)
Average Realized Price ($/Bbl)	$(1.90)	$(1.75)	$27.44
Averaged Realized Price as a % of Average NYMEX WTI	-4%	-3%	43%
BOE (Barrel of Oil Equivalent)
Average price per BOE(1)	$28.22	$44.78	$55.05
Average price per BOE with derivative settlements(1)(2)	38.61	45.00	49.12
(1)
One BOE is equal to six Mcf of natural gas or one Bbl of oil or NGL based on the approximate energy equivalency. This is an energy content correlation and does not reflect value or price relationship between the commodities.

(2)
Average prices shown in table reflect prices both before and after the effects of our settlements of REP’s commodity derivative contracts. REP’s calculation of such effects includes both gains or losses on cash settlements for commodity derivatives.

(3)	Realized prices are reflected at net of the deduction of gathering, processing and transportation costs.

While quoted NYMEX oil and natural gas prices are generally used as a basis for comparison within REP’s industry, the prices REP receives are affected by quality, energy content, location and transportation differentials for these products.
Derivative Arrangements
REP will continue to use commodity derivative instruments to hedge some of REP’s price risk in the future. Subject to restrictions in REP’s revolving credit agreement, REP’s hedging strategy and future hedging transactions will be determined at REP’s discretion and may be different than what it has done on a historical basis. Under REP’s credit agreement, REP is only permitted to hedge up to 85% of its reasonably anticipated production of each of oil and natural gas for up to 24 months in the future, and up to 75% of its reasonably anticipated production of each of oil and natural gas for 25 to 48 months in the future. REP is also required to hedge a minimum of 50% of its projected oil and natural gas volumes from PDP reserves on a 24-month rolling basis. In respect to interest rate hedging from floating to a fixed rate, REP is only permitted to hedge up to 75% of its then outstanding principal indebtedness for borrowed money that bears interest at a floating rate and the hedge transaction cannot have a maturity date beyond the maturity date of that indebtedness. See “—Liquidity and Capital Resources—REP’s Revolving Credit Facility” for more information.
As a result of recent volatility in the price of oil and natural gas, REP has evaluated a variety of hedging strategies and instruments to hedge its future price risk. To date, REP has utilized swaps, costless collars and basis swaps to reduce the effect of price changes on a portion of REP’s future oil production. REP may also utilize put options, and call options, which in some instances require the payment of a premium, to reduce the effect of price changes on a portion of REP’s future oil and natural gas production.
This table presents REP’s open hedge positions as of September 30, 2020:
		Weighted Average Price
Calendar Quarter	Notional Volume	Fixed	Put	Call
	(Bbl)	($ per Bbl)
Crude Oil Swaps(1)
Q4 2020	339,000	$57.15	$—	$—
Q1 2021	405,000	$53.01	$—	$—
Q2 2021	405,000	$53.01	$—	$—
Q3 2021	405,000	$53.01	$—	$—
Q4 2021	405,000	$53.01	$—	$—
2022	360,000	$45.25	$—	$—
Crude Oil Collars(1)
Q4 2020	45,000	$—	$50.00	$56.48
2022	360,000	$—	$35.00	$42.63
Crude Oil Basis(2)
Q4 2020	384,000	$0.39	$—	$—
Q1 2021	435,000	$0.40	$—	$—
Q2 2021	435,000	$0.40	$—	$—
Q3 2021	435,000	$0.40	$—	$—
Q4 2021	435,000	$0.40	$—	$—
(1)	Reference Price is NYMEX WTI Price, referring to the West Texas Intermediate crude oil price on the New York Mercantile Exchange.
(2)	Reference Price is NYMEX WTI vs. WTI Midland (Argus) Calendar Trade Month.

The following table summarizes REP’s derivative activities for the years ended September 30, 2020, 2019 and 2018.
	Historical Derivative Positions and Settlement Amounts
	For the Years Ended September 30,
	2020	2019	2018
Fair value of net asset (liability) beginning of period	$14,959	$ (11,239)	$(1,623)
Gain (loss) on derivatives	33,876	26,712	(17,143)
Net cash (receipts) from payments on derivatives	(26,914)	(514)	7,527
Fair value of net asset (liability) end of period	$21,921	$14,959	$(11,239)
(1)	NYMEX WTI refers to West Texas Intermediate crude oil price on the New York Mercantile Exchange.
(2)	Reference Price is NYMEX WTI vs. WTI Midland (Argus) Calendar Trade Month.
Interest Rate Contracts
REP has entered into floating-to-fixed interest rate swaps (we receive a floating market rate and pay a fixed interest rate) to manage interest rate exposure related to the revolving credit facility. The notional amount of the interest rate swaps, as of September 30, 2020 and September 30, 2019 was $55 million and $40 million, respectively. These contracts expire on September 28, 2021.
Principal Components of REP’s Cost Structure
Lease Operating Expenses (“LOE”). LOE is the costs incurred in the operation of producing properties and workover costs. Expenses for direct labor, water injection, disposal, utilities, materials and supplies comprise the most significant portion of our lease expenses.
Production Taxes. Production taxes are paid on produced oil and natural gas based on a percentage of revenues from production sold at fixed rates established by federal, state or local taxing authorities. In general, the production taxes REP pays correlate to the changes in oil and natural gas revenues. REP is also subject to ad valorem taxes in the counties where its production is located. Ad valorem taxes are generally based on the valuation of REP’s oil and natural gas properties.
Exploration Expenses. Exploration expenses are comprised primarily of impairments and abandonment of unproved properties, geological and geophysical expenditures, the cost to carry and retain unproved properties and exploratory dry hole costs.
Depletion, Depreciation, Amortization and Accretion. REP uses the successful efforts method of accounting for oil and natural gas activities and, as such, REP capitalizes all costs associated with its acquisition and development efforts and all successful exploration efforts, which are then allocated to each unit of production using the unit of production method. The fair value of the asset retirement obligation is recorded as a liability in the period in which wells are drilled with a corresponding increase in the carrying amount of oil and natural gas properties. The liability is accreted for the change in its present value each period and the capitalized costs is depreciated using the units-of-production method.
Impairment of Long-Lived Assets. Impairment of long-lived assets are comprised primarily of impairment of proved oil and gas properties. REP reviews its proved properties for impairment whenever events and changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred. See “—Critical Accounting Policies and Estimates” for further discussion. REP has not realized any impairment charges for the periods indicated.
General and Administrative Costs. These are costs incurred for overhead, including payroll and benefits for REP’s corporate staff, costs of maintaining REP’s headquarters, lease costs, numerous software applications, audit and other fees for professional services and legal compliance. REP’s cost for providing administrative support services for contract services with related parties are included as well.
Transaction Costs. Transaction costs consists of those costs associated with investment banking, accounting and other diligence costs related to unsuccessful acquisitions, successful acquisitions accounted for as business combinations in accordance with ASC 805, and costs related to REP’s previously abandoned IPO.

Gain (Loss) on Derivative Instruments. REP utilizes commodity derivative contracts to reduce its exposure to fluctuations in the price of oil. None of REP’s derivative contracts are designated as hedges for accounting purposes. Consequently, REP’s derivative contracts are marked-to-market each period with fair value gains and losses recognized currently as a gain or loss in its results of operations. The amount of future gain or loss recognized on derivative instruments is dependent upon future oil prices, which will affect the value of the contracts. Cash flow is only impacted to the extent the actual settlements under the contracts result in making a payment to or receiving a payment from the counterparty.
Interest Expense. REP finances a portion of its working capital requirements, capital expenditures and certain acquisitions through borrowings from REP’s Revolving Credit Agreement. As a result, REP incurs interest expense that is affected by its financing decisions and may be affected by fluctuations in interest rates. Interest expense reflects interest, unused commitment fees paid to REP’s lender, interest rate swap settlements plus amortization of deferred financing costs (including origination and amendment fees).
Income Tax Expense. REP is subject to the State of Texas enacted margin-based franchise tax law which is commonly referred to as the Texas margin tax and is assessed at a 0.75% rate. The amount is determined by applying the tax rate to the positive difference or margin between REP’s oil, natural gas and NGL revenue less certain operating expenses pertaining to those assets that REP owns in the State of Texas.
Adjusted EBITDAX
REP defines “Adjusted EBITDAX” as net income (loss) adjusted for certain cash and non-cash items, including depreciation, depletion, amortization and accretion, or DD&A, impairment of long-lived assets, provision for the carrying value of assets, exploration expenses, commodity derivative (gain) loss, settlements on commodity derivatives, premiums paid for derivatives that settled during the period, unit-based compensation expense, amortization of debt discount and debt issuance costs included in interest expense, income taxes, and non-recurring charges. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of REP’s operating performance. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. REP’s computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies.
Non-GAAP Financial Measure
Adjusted EBITDAX is not a measure of net income (loss) as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDAX is a supplemental non-GAAP financial measure that is used by management and external users of financial statements, such as industry analysts, investors, lenders and rating agencies.
REP management believes Adjusted EBITDAX is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. REP excludes the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within REP’s industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital, hedging strategy and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. REP’s computations of Adjusted EBITDAX may not be comparable to other similarly titled measure of other companies. REP believes that Adjusted EBITDAX is a widely followed measure of operating performance.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to Adjusted EBITDAX for each of the periods indicated.
	For the Years Ended September 30,
	(in thousands)
	2020	2019	2018
Reconciliation of Net Income (Loss) to Adjusted EBITDAX
Net Income (Loss)	$35,144	$51,866	$(723)
Exploration expense	9,923	5,074	5,992
Depletion, depreciation, amortization and accretion	21,479	20,182	15,714
Interest expense	5,299	4,924	1,707
Unrealized (gain)/loss on derivatives	(6,962)	(26,198)	9,616
Unit-based compensation expense	963	898	4,000
Restructuring costs	392	—	—
Transaction costs	1,431	4,553	878
Income tax expense	718	1,410	—
Adjusted EBITDAX	$68,387	$62,709	$37,184
Factors Affecting the Comparability of REP’s Financial Condition and Results of Operations
REP’s historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:
Derivative Activities
For the year ended September 30, 2020 REP’s commodity hedging activities resulted in recognizing a net $33.87 million derivative gain, comprised of a realized $26.91 million gain, and a $6.96 million gain on market-to-market of unrealized contracts, due primarily to decreasing crude oil future prices during that period. As commodity prices fluctuate, so will the income or loss REP recognizes from its hedging activities. For more information regarding REP’s historic hedging activities, please see “—Overview—Derivative Arrangements.”
Public Company Expenses
General and administrative costs related to being a publicly traded company include: Exchange Act reporting expenses; expenses associated with Sarbanes-Oxley compliance; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and director compensation. As a publicly traded company at the closing of this transaction, REP expects that general and administrative costs will increase in future periods.
Income Taxes
REP was organized as a Delaware limited liability company and is treated as a pass-through entity for U.S. federal and applicable state income tax purposes. As a result, REP’s net taxable income and any related tax credits were passed through to the members and were included in their tax returns even though such net taxable income or tax credits may not have actually been distributed.
REP’s operations, which are located in Texas, are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 0.75% of revenues less operating expenses attributable to operations in Texas. The tax is considered an entity-level tax which makes it applicable to REP even though it is a partnership for federal tax purposes.
Impact of ASC Topic 606
REP adopted ASC 606 effective October 1, 2018 using the modified retrospective approach, which allows REP to apply the previous revenue guidance and disclosure requirements under ASC Topic 605 in the comparative period presented for the year of adoption. REP modified its accounting and presentation of natural gas and NGL sales and associated volumes, and the gathering, transportation and processing costs, under REP’s marketing agreements. REP’s natural gas and NGL sales will be reported on a net basis with the gathering, transportation, and processing costs associated with these sales, and are included in oil and natural gas sales, net on REP’s consolidated statement of operations.
Impact of ASC Topic 842
REP adopted ASC 842 effective October 1, 2019 using the modified retrospective transition approach, which allows REP to apply the previous lease guidance and disclosure requirements under ASC Topic 840, Leases (“ASC 840”), in the comparative period presented for the year of adoption. The adoption did not require an adjustment to beginning retained earnings for a cumulative effect adjustment.
REP elected certain practical expedients and made certain accounting policy elections that impacted the effect of adoption on the consolidated balance sheet and statement of operations, including; (1) a package of practical expedients which allowed REP to not reassess contracts that commenced prior to adoption in regards to lease terms, lease classification, and indirect costs incurred prior to adoption, (2) excluding land easements that existed or expired prior to adoption, and (3) policy election that eliminates the need for adjusting prior period comparable financial statements prepared under prior lease accounting guidance.
At adoption, REP recorded a total of $1.0 million in operating lease ROU assets and corresponding lease liabilities in other assets and other liabilities on the accompanying consolidated balance sheet.
REP had $417 thousand in lease expense for the year ended September 30, 2020. This is included as general and administrative costs on the accompanying consolidated statement of operations.

Historical Results of Operations and Operating Expenses
Revenues and Operating Expenses
The following table provides the components of REP’s revenues, operating expenses, other income (expense) and net income (loss) for the periods indicated:
	For the Years Ended September 30,
	($ and units in thousands, except per unit amounts)
	2020	2019	2018
Statement of Operations Data:
Revenues:
Oil and natural gas sales, net	$73,133	$101,096	$69,872
Contract services - related parties	3,800	1,900	—
Total Revenues	76,933	102,996	69,872
Operating Expenses:
Lease operating expenses	20,997	23,808	11,044
Gathering, processing & transportation	—	—	735
Production taxes	3,526	4,804	3,207
Exploration costs	9,923	5,074	5,992
Depletion, depreciation, amortization, and accretion	21,479	20,182	15,714
General and administrative costs
Administrative Costs	10,826	12,168	14,175
Unit-based compensation expense	963	898	—
Cost of contract services - related party	503	21	—
Transaction costs	1,431	4,553	878
Total Operating Expenses	69,648	71,508	51,745

Income (Loss) From Operations	7,285	31,488	18,127
Other Income (Expenses):
Interest Expense	(5,299)	(4,924)	(1,707)
Gain (loss) on derivatives	33,876	26,712	(17,143)
Total Other Income (Expense)	28,577	21,788	(18,850)

Net Income (Loss) Before Income Taxes	35,862	53,276	(723)
Income Tax Expense	(718)	(1,410)	—
Net Income (Loss)	35,144	51,866	(723)
Dividends on Preferred Units	(3,535)	(3,330)	(3,129)
Net Income (Loss) Attributable to Common Unitholders	$31,609	$48,536	$(3,852)
Net Income (loss) per unit:
Basic	$20.67	$31.87	$(2.57)
Diluted	$17.24	$26.03	$(2.57)
Weighted Average Common Units Outstanding:
Basic	1,529	1,523	1,500
Diluted	2,038	1,992	1,500

Production and Operating Data
The following table provides a summary of REP’s sales volumes, average prices and operating expenses on a per BOE basis for the periods indicated:
	For the Years Ended September 30,
	2020	2019	2018
Total Sales Volumes:
Oil (MBbls)	2,060	1,975	1,195
Natural Gas (MMcf)	1,628	886	197
NGL (MBbls)	260	135	41
Total (MBoe)(1)	2,592	2,258	1,269
Daily Sales Volumes:
Oil sales (Bbl/d)	5,630	5,411	3,274
Natural gas sales (Mcf/d)	4,448	2,428	541
Natural gas liquids sales (Bbl/d)	710	370	113
Total (BOE/d)(1)	7,081	6,186	3,477
Average sales price(1):
Oil sales (per Bbl)	$36.35	$51.45	$57.19
Oil sales with derivative settlements (per Bbl)(2)	49.41	51.71	50.89
Natural gas sales (per Mcf)	(0.78)	(0.33)	2.04
Natural gas sales with derivative settlements (per Mcf)(2)	(0.78)	(0.33)	2.04
Natural gas liquids sales (per Bbl)	(1.90)	(1.75)	27.44
Natural gas liquids with derivative settlements (per Bbl)(2)	(1.90)	(1.75)	27.44
Average price per BOE excluding derivative settlements(1)(2)	28.22	44.78	55.05
Average price per BOE including derivative settlements(1)(2)	38.61	45.00	49.12
Expenses per BOE(1):
Lease operating expenses	$8.10	$10.54	$8.70
Production and ad valorem taxes	1.36	2.13	2.53
Exploration expenses	3.83	2.25	4.72
Depletion, depreciation, amortization, and accretion	8.29	8.94	12.38
General and administrative expenses, inclusive of unit-based compensation expense(3)	3.08	4.95	11.17
Transaction costs(4)	0.55	2.02	0.69
(1)
One BOE is equal to six Mcf of natural gas or one Bbl of oil or NGL based on the approximate energy equivalency. This is an energy content correlation and does not reflect value or price relationship between the commodities.

(2)
Average prices shown in table reflect prices both before and after the effects of REP’s settlements of our commodity derivative contracts. REP’s calculation of such effects includes both gains or losses on cash settlements for commodity derivatives.

(3)	General and administrative expenses, inclusive of unit-based compensation expense shown after effect of revenue from contract services for management services agreement.
(4)	Transaction costs include non-cash cost related to REP’s previously aborted IPO.

Results of Operations – Comparison for the Years Ended September 30, 2020 and 2019
Revenue. REP’s total revenues decreased 25%, or $26.0 million, to $77.0 million for the year ended September 30, 2020 as compared to total revenues of $103.0 million for the year ended September 30, 2019. The decrease was mainly attributable to the drop in commodity prices due to COVID-19 that drastically decreased demand for oil and natural gas. Furthermore, the supply-and-demand imbalance has been exacerbated by uncertainty regarding the future global supply of oil due to disputes between Russia and the members of the Organization of the Petroleum Exporting Countries (“OPEC”), particularly Saudi Arabia, in March 2020. This lead to a swift and material deterioration in commodity prices in early 2020.
REP’s total revenue decrease was slightly offset by the increase of $1.9 million in contract services – related parties revenue, to $3.8 million for the year ended September 30, 2020 as compared to contract services – related parties revenue of $1.9 million for the year ended September 30, 2019. The increase was attributable to REP performing the services for the full year ended September 30, 2020 as compared to only performing the services for several months for the year ended September 30, 2019.
REP’s revenues are primarily from the sale of crude oil. For the year ended September 30, 2020 and 2019, crude oil contributed to 95% and 98% of REP’s total revenue, respectively. REP’s total sales volumes for the year ended September 30, 2020 was 2,592 MBoe compared with 2,258 MBoe for the year ended September 30, 2019. This represents a period over period increase of 15%, or 334 MBoe. REP has grown its average net production from 6,186 Boe/d for the year ended September 30, 2019 to an average net production of 7,081 Boe/d for the year ended September 30, 2020, representing a 14% increase year over year. The increase is primarily due to the development of REP’s properties.
Lease operating expenses. REP’s LOEs decreased by 12%, or $2.8 million, to $21.0 million for the year ended September 30, 2020, from $23.8 million for the year ended September 30, 2019. On a per unit basis, LOE decreased from $10.54 per BOE for the year ended September 30, 2019 to $8.10 per BOE for the year ended September 30, 2020. This decrease in LOE per unit of $2.44 is primarily attributable to a 15% increase in production during the same period and reflects the distribution of fixed costs spread over higher production volumes as well as a general decline in cost associated with the wells that were shut-in during REP’s second and third fiscal quarters due to lower commodity prices caused by COVID-19.
Production taxes. Production taxes decreased $1.3 million to $3.5 million during the year ended September 30, 2020 from $4.8 million during the year ended September 30, 2019 due to lower revenues resulting from lower pricing in 2020.
Exploration costs. REP’s exploration costs of $9.9 million for the year ended September 30, 2020, as compared to $5.0 million for the year ended September 30, 2019, are primarily comprised of $7.9 million in oil and natural gas lease abandonment costs in which REP does not expect to renew prior to expiration. REP also expensed geological and geophysical costs of $2.0 million and $0.2 million, respectively, during the year ended September 30, 2020 and 2019.
Depletion, depreciation, amortization and accretion expense. REP’s depletion, depreciation, amortization and accretion expense, or DD&A, increased $1.3 million to $21.5 million for the year ended September 30, 2020 as compared to $20.2 million for the year ended September 30, 2019. This increase was due to higher production volumes for the year ended September 30, 2020 as compared to the year ended September 30, 2019. On a per unit basis, DD&A decreased from $8.94 per BOE for the year ended September 30, 2019 to $8.29 per BOE for the year ended September 30, 2020. The per BOE decrease was primarily attributable to the increase in total proved reserves and proved developed reserves.
General and administrative cost. General and administrative, or G&A, costs decreased by $1.2 million to $11.8 million for the year ended September 30, 2020 as compared to $13.0 million for the year ended September 30, 2019. This decrease is primarily due to the drop in information technology, legal and consulting expenses. On a per unit basis, G&A costs decreased from $4.95 per BOE for the year ended September 30, 2019 to $3.08 per BOE for the year ended September 30, 2020. This per unit decrease was primarily attributable to higher production volumes.
Transaction costs. Transaction costs were $1.4 million for the year ended September 30, 2020 compared to $4.6 million for the year ended September 30, 2019. The decrease was due to the write-off of approximately

$4.6 million of deferred equity issuance costs associated with the preparation and filing of the Company’s previous registration statements on Form S-1 for the year ended September 30, 2019. The $1.4 million of transaction cost for the year ended September 30, 2020 is related to the merger between REP and TGC.
Interest expense. Interest expense was $5.3 million for the year ended September 30, 2020 compared to $4.9 million for the year ended September 30, 2019. The increase was due to the additional borrowings on the revolving credit facility.
Income tax expense. Income tax expense was $0.7 million for the year ended September 30, 2020 compared to $1.4 million for the year ended September 30, 2019. The decrease was due to less income being earned for the year ended September 30, 2020 due to decreased commodity prices as a result of COVID-19.
Results of Operations - Comparison for the Years Ended September 30, 2019 and 2018
Revenue. REP’s total revenues increased 47%, or $33.1 million, to $103.0 million for the year ended September 30, 2019 as compared to total revenues of $69.9 million for the year ended September 30, 2018. The increase was mainly attributable to increased production volumes from REP’s drilling program.
REP’s total revenues included the increase of $1.9 million in contract services – related parties revenue for the year ended September 30, 2019 as compared to contract services – related parties revenue of $0.0 million for the year ended September 30, 2018. The increase was attributable to REP entering into a contract services agreement with Riley Permian Operating Company, LLC during the year ended September 30, 2019.
REP’s revenues are primarily from the sale of crude oil. For the years ended September 30, 2019 and 2018, crude oil contributed to 98% and 98%, respectively, of REP’s total revenues. REP’s total sales volumes for the fiscal year ended 2019 was 2,258 MBoe compared with 1,269 MBoe for the fiscal year ended 2018. This represents a year over year increase of 78%, or 989 MBoe. REP has grown its average net production from 3,477 Boe/d for REP’s fiscal year ended September 30, 2018 to an average net production of 6,186 Boe/d for REP’s fiscal year ended September 30, 2019, representing a 78% increase year over year. The annual volume increase is primarily due to the development of REP’s properties.
Lease operating expenses. REP’s LOE increased by 116%, or $12.8 million, to $23.8 million for the year ended September 30, 2019, from $11.0 million for the year ended September 30, 2018. The year over year increase was primarily attributable to the net increase in well count that was the result of REP’s successful drilling activity. On a per unit basis, LOE increased from $8.70 per BOE for the year ended September 30, 2018 to $10.54 per BOE for the year ended September 30, 2019. This increase in LOE per unit of $1.84 is primarily the result of increased workover activity and higher monthly rental rates for electric submersible pumps and wellhead generators, increased wellhead chemical costs, and an increased number of field employees, resulting in higher company labor costs.
Production taxes. Production taxes increased $1.6 million to $4.8 million during the year ended September 30, 2019 from $3.2 million during the year ended September 30, 2018 due to increased revenues resulting from higher production volumes and commodity prices.
Exploration costs. REP’s exploration costs were $5.1 million for the year ended September 30, 2019, as compared to $6.0 million for the year ended September 30, 2018. REP elected to let a portion of its undeveloped leases expire throughout the year ended September 30, 2019.
Depletion, depreciation, amortization and accretion expense. REP’s depletion, depreciation, amortization and accretion expense, or DD&A, increased $4.5 million to $20.2 million for the year ended September 30, 2019 as compared to $15.7 million for the year ended September 30, 2018. This increase was due to substantially higher production volumes for the year ended September 30, 2019 as compared to fiscal year ended September 30, 2018. On a per unit basis, DD&A expense decreased to $8.94 per BOE for the year ended September 30, 2019 from $12.38 per BOE for the year ended September 30, 2018. The per BOE decrease was primarily attributable to the increase of proved reserves.
Impairment of long-lived assets. For the years ended September 30, 2019 and 2018 respectively, REP did not recognize any impairment expense associated with REP’s proved properties.
General and administrative. General and administrative, or G&A, costs decreased by $1.1 million to $13.1 million for the year ended September 30, 2019 as compared to $14.2 million for the year ended September 30, 2018. This decrease was due to a drop in professional fees, software costs, and other required expenses. On a per unit basis, G&A costs decreased from $11.17 per BOE for the year ended September 30, 2018 to $4.95 per BOE for the year ended September 30, 2019. This per unit decrease was primarily attributable to higher production volumes.
Transaction costs. Transaction costs were $4.6 million for the year ended September 30, 2019 compared to $0.9 million for the year ended September 30, 2018. The $4.6 million was associated with the deferred IPO costs that incorporated the preparation and filing of Riley’s S-1 and the amendments thereto. Furthermore, the amount included an additional $1.9 million incurred in 2019 that was initially capitalized and $2.7 million previously capitalized in 2018. Riley’s planned IPO was abandoned in 2019 so all of the deferred IPO costs were expensed.
Interest expense. Interest expense was $4.9 million for the year ended September 30, 2019 compared to $1.7 million for the year ended September 30, 2018. The increase was due to the additional borrowings on the revolving credit facility.
Income tax expense: Income tax expense was $1.4 million for the year ended September 30, 2020 compared to $0 million for the year ended September 30, 2019. The increase was due to the positive difference for REP’s oil revenue compared to operating expenses pertaining to those assets during the year ended September 30, 2020.
Liquidity and Capital Resources
REP’s development and acquisition activities require it to make significant operating and capital expenditures. REP’s primary use of capital has been for the exploration and development of its oil and gas properties, the supporting infrastructure to include the design and construction of a private gathering and saltwater disposal system, and the power distribution network. Historically, REP’s primary sources of liquidity have been equity provided by investors and cash flows from operations, as well as borrowing under REP’s revolving credit facility. Future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices, and the significant capital expenditures required to more fully develop REP’s properties. For example, REP expects a portion of our future capital expenditures to be financed with cash flows from operations derived from wells drilled in drilling location not associated with proved reserves on REP’s September 30, 2020 reserve report. The failure to achieve anticipated production and cash flows from operations from such wells could result in a reduction in future capital spending. Further, REP’s capital expenditure budget for the year ended September 30, 2020 and 2021 does not allocate any amounts for acquisitions of oil and natural gas properties. In the event REP makes additional acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, REP could be required to reduce the expected level of capital expenditures and/or seek additional capital. If REP requires additional capital for that or other reasons, it may seek such capital through traditional reserve base borrowings, joint venture partnerships, production payment financing, assets sales, offerings of debt or equity securities or other means. REP cannot assure you that needed capital will be available on acceptable terms or at all. If REP is unable to obtain funds when needed or on acceptable terms. REP may be required to curtail its current drilling programs, which could result in a loss of acreage through lease expiration. In addition, REP may not be able to complete acquisitions that may be favorable to it or finance the capital expenditures necessary to replace its reserves.
From REP’s inception through September 30, 2020, REP has raised an aggregate of $50.0 million of capital in exchange for its Series A Preferred Units from its existing investors, consisting of contributions by Yorktown of approximately $21.4 million, Bluescape of approximately $21.4 million and Boomer of approximately $7.2 million. The Series A Preferred Units were entitled to receive dividends of 6.0% per year, payable quarterly in kind by the issuance of additional Series A Preferred Units. However, the REP board of managers may determine in its sole discretion to pay the dividends in cash.
As of September 30, 2020, REP authorized and declared quarterly cash dividends totaling approximately $15 million. The cash dividends were issued on all issued and outstanding common units including the vested 2018 Long-Term Incentive Plan (the “2018 LTIP”) units of REP. The portion of the cash dividend attributable to the unvested restricted units was accrued and will be paid in cash once the unvested restricted units fully vest. Cash dividends are approved at the sole discretion of the REP board of managers. The credit agreement generally restricts the payment of dividends or distributions on any class of REP’s capital stock, with certain accommodations subject to customary conditions.
REP’s decision to pay any future dividends is solely within the discretion of, and subject to approval by, the REP board of managers. The REP board of managers’ determination with respect to any such dividends, including the record date, the payment date and the actual amount of the dividend, will depend on REP’s results of operations, financial condition, liquidity, capital requirements, contractual restrictions imposed by applicable law and other factors that the board deems relevant at the time of such determination.

REP plans to continue its practice of entering into hedging arrangements to reduce the impact of commodity price volatility on REP’s cash flow from operations. Under this strategy, REP expects to maintain an active hedging program which REP believes will provide more certainty around its cash flow, returns and its ability to fund its capital program while also securing a portion of REP’s borrowing base under its revolving credit facility.
For the year ended September 30, 2020, REP’s average net daily production was 7,081 BOE/d, of which approximately 80% was oil, 10% was natural gas and 10% was NGLs. As of September 30, 2020, REP produced from 130 gross (71 net) wells that included both its operated and non-operated wells combined. This represented an increase of 11 gross (3 net) wells when compared to the year ended September 30, 2019. During the fiscal year ended September 30, 2020, REP incurred capitalized costs of $49 million, of which approximately $35.7 million was allocated for drilling and completion activity, approximately $4.3 million for continued infrastructure buildout (e.g. saltwater disposal and electrical infrastructure), approximately $5.3 million for leasehold acquisition and renewal efforts, and approximately $3.6 million for capitalized workovers.
REP’s fiscal 2021 capital budget is $50 million, of which approximately $32.5 million is allocated for drilling and completion activity for an estimated 11 gross (8.5 net) wells, $11.6 million completion activity for drilled but uncompleted wells for an estimated 5 gross (4.7 net) wells, approximately $1.0 million for continued infrastructure buildout (e.g. saltwater disposal and electrical infrastructure), approximately $2.5 million for capitalized workovers, and approximately $2.4 million in other expenditures such as leasehold acquisition and renewal efforts. REP’s capital budget excludes any amounts that may be paid for future acquisitions. The wells are expected to be drilled at an estimated average drilling and completion gross well cost of $3.5 million to $4.3 million per horizontal well with completed lateral lengths ranging from 4,500 to 7,300 feet. In this proxy statement/prospectus, REP defines identified potential drilling locations as locations specifically identified by management based on evaluation of applicable geologic and engineering data accrued over REP’s multi-year historical drilling activities, in addition to what is credited in the NSAI Report. The availability of local infrastructure, drilling support assets and other factors as management may deem relevant are considered in determining such locations. The drilling locations on which REP actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors.
Because REP operates a high percentage of its acreage, capital expenditure amounts and timing are largely discretionary and within REP’s control. REP determines its capital expenditures depending on a variety of factors, including, but not limited to, the success of REP’s drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other working interest owners. A deferral of planned capital expenditures, particularly with respect to drilling and completing new wells, could result in a reduction in anticipated production and cash flows. Additionally, if REP curtails its drilling program, REP may lose a portion of its acreage through lease expirations. See “REP Business—Oil, Natural Gas and NGL Production Prices and Production Costs—Developed and Undeveloped Acreage.” In addition, REP may be required to reclassify some portion of REP’s reserves currently booked as proved undeveloped reserves to no longer be proved reserves if such a deferral of planned capital expenditures means REP will be unable to develop such reserves within five years of their initial booking.
Effective October 15, 2019, REP amended its credit facility to increase the borrowing base from $135 million to $180 million and reserved the ability to request an increase in its lender commitments up to the approved $200 million borrowing base amount. Effective May 7, 2020, REP amended its credit facility to decrease the borrowing base from $180 million to $150 million.
On August 31, 2020, REP entered into the Sixth Amendment to decrease the borrowing base from $150 million to $132.5 million. Additionally, the Sixth Amendment changed the maximum net leverage ratio for ordinary quarterly covenant compliance to 3.5 to 1.0 from 4.0 to 1.0, and changed the maximum net leverage ratio for Restricted Payments (as defined in REP’s credit agreement) after giving pro forma effect to such Restricted Payments (which includes payments to any holder of REP’s capital units) to 2.75 to 1.0 from 3.0 to 1.0. REP is also required to prepay the credit facility if at any time the consolidated cash balance is in excess of the greater of $15 million and 10% of the borrowing base for five consecutive business days and REP has not identified an approved intended use for the excess cash. REP’s minimum hedging requirement was also increased from 45% to 50%.
If cash flow from operations does not meet REP’s expectations, REP may reduce its expected level of capital expenditures and/or fund a portion of its capital expenditures using borrowings under REP’s revolving credit facility, issuances of debt and equity securities or from other sources, such as asset sales. REP cannot assure you that necessary capital will be available on acceptable terms or at all. REP’s ability to raise funds through the incurrence of additional indebtedness are limited by the covenants in REP’s revolving credit facility. If REP is unable to obtain funds when needed or on acceptable terms, REP may not be able to complete acquisitions that may be favorable to it or finance the capital expenditures necessary to maintain its production or proved reserves.
Based upon REP’s current oil and natural gas price expectations for fiscal 2021, REP’s cash flow from operations and borrowings under REP’s revolving credit facility will provide it with sufficient liquidity through fiscal 2021 and beyond. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices, and significant additional capital expenditures will be required to more fully develop REP’s properties. If REP requires additional capital for capital expenditures, acquisitions or other reasons, REP may seek such capital through traditional reserve base borrowings, and subject to covenants in its revolving credit facility, joint venture partnerships, production payment financings, asset sales, offerings of debt and equity securities or other means. If REP is unable to obtain funds when needed or on acceptable terms, REP may be required to curtail its current drilling program, which could result in a loss of acreage through lease expirations. In addition, REP may not be able to complete acquisitions that may be favorable to it or finance the capital expenditures necessary to maintain REP production or replace its reserves.
Working Capital
REP’s working capital, which REP defines as current assets minus current liabilities, totaled a surplus of $13.8 million at September 30, 2020. At September 30, 2019, REP had a working capital surplus of approximately $4.0 million. REP may incur working capital deficits in the future due to the amounts that accrue related to its drilling program and changes in the value of its derivative assets and liabilities. REP’s collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. REP’s cash and cash equivalents balance totaled approximately $1.6 million at September 30, 2020 and was $3.7 million at September 30, 2019, respectively. REP expects that its cash flows from operating activities and availability under REP’s revolving credit facility will be sufficient to fund its working capital needs through fiscal 2021. REP expects that its pace of development, production volumes, commodity prices and differentials to NYMEX prices for REP’s oil and natural gas production will be the largest variables affecting REP’s working capital. Please see “—Liquidity and Capital Resources” above for factors relating to liquidity and current expectations.
Cash Flows
The following table summarizes REP’s cash flows for the periods indicated:
	For the Years Ended September 30,
	2020	2019	2018
	($ in Thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$62,550	$52,007	$38,619
Net cash used in investing activities	$(51,521)	$(83,398)	$(88,389)
Net cash (used) in/provided by financing activities	$(13,095)	$31,778	$49,426
Year Ended September 30, 2020 Compared to the Year Ended September 30, 2019
Net cash provided by operating activities. REP’s net cash position provided by operating activities increased by $10.5 million for the year ended September 30, 2020 as compared to the year ended September 30, 2019, primarily due to an increase in settlements on derivative contracts of $26.4 million that was offset by net income decreasing $16.8 million due to a decrease in commodity prices because of COVID-19 pandemic for the year ended September 30, 2020.
Net cash used in investing activities. For the year ended September 30, 2020 as compared to the year ended September 30, 2019, REP’s net cash used in investing activities decreased by $31.8 million, primarily due to lower capital expenditures.
Net cash (used) in/provided by financing activities. For the year ended September 30, 2020 as compared to the year ended September 30, 2019, REP’s net cash used by financing activities decreased by $44.8 million, primarily due to net proceeds received from the revolving credit facility of $43.2 million for the year ended September 30, 2019 as compared to $4.0 million for the year ended September 30, 2020 as well as the payment of common unit dividends of $10.0 million for the year ended September 30, 2019 as compared to $15.3 million for the year ended September 30, 2020. See “—Liquidity and Capital Resources” above for a discussion of REP’s capital structure.
Year Ended September 30, 2019 Compared to the Year Ended September 30, 2018
Net cash provided by operating activities. REP’s net cash position provided by operating activities increased by $13.4 million, primarily due to increased net income of $51.9 million resulting from higher commodity prices and production volumes for the year ended September 30, 2019.
Net cash used in investing activities. For the year ended September 30, 2019 as compared to the year ended September 30, 2018, REP’s net cash used in investing activities decreased by $5.0 million, primarily due to a decrease in acquisitions of oil and natural gas properties.
Net cash provided by financing activities. For the year ended September 30, 2019 as compared to the year ended September 30, 2018, REP’s net cash provided by financing activities decreased by $17.6 million, primarily due to lower net proceeds taken from the revolving credit facility, offset by the approximately $7.5 million in additional dividends paid.
REP’s Revolving Credit Facility
On September 28, 2017, REP and Truist Bank, successor by merger to SunTrust Bank, as administrative agent, entered into a credit agreement to establish a senior secured revolving credit facility. The credit facility had an initial borrowing base of $25 million with a maximum facility amount of $500 million. The scheduled maturity date of the credit facility was originally September 28, 2021, but the scheduled maturity date was extended to September 28, 2023 pursuant to a sixth amendment to the credit facility (the “Sixth Amendment”) on August 31, 2020. Substantially all of REP’s assets are secured under the credit facility.
Effective February 27, 2018, REP amended its credit facility to increase the borrowing base from $25 million to $60 million. Effective May 25, 2018, REP amended its credit facility to increase the borrowing base from $60 million to $100 million. Effective November 9, 2018, REP amended its credit facility to increase the borrowing base from $100 million to $135 million. Effective April 3, 2019, REP amended its credit facility to allow for a future increase in the borrowing base from $135 million to $175 million.
Effective October 15, 2019, REP amended its credit facility to increase the borrowing base from $175 million to $180 million and reserved the ability to request an increase in its lender commitments up to the approved $200 million borrowing base amount. Effective May 7, 2020, REP amended its credit facility to decrease the borrowing base from $180 million to $150 million.
On August 31, 2020, REP entered into the Sixth Amendment to decrease the borrowing base from $150 million to $132.5 million Additionally, the Sixth Amendment changed the maximum net leverage ratio for ordinary quarterly covenant compliance to not more than 3.5 to 1.0 from 4.0 to 1.0, and changed the maximum net leverage ratio for Restricted Payments after giving pro forma effect to such Restricted Payments, which includes payments to any holder of REP 's capital units, to 2.75 to 1.0 from 3.0 to 1.0. REP is also required to prepay the credit facility if at any time the consolidated cash balance is in excess of the greater of $15 million and 10% of the borrowing base for five consecutive business days and REP has not identified an approved intended use for the excess cash. REP’s minimum hedging requirement was also increased from 45% to 50%.
The amount available to be borrowed under REP’s revolving credit facility is subject to a borrowing base that is redetermined semiannually each February 1 and August 1 by the lenders in their sole discretion. Additionally, at REP’s option, REP may request an additional redetermination each six-month period between each of February 1 and August 1. The borrowing base depends on, among other things, the volumes of REP’s proved reserves and estimated cash flows from these reserves and REP’s commodity hedge positions as well as any other outstanding debt. Upon a redetermination of the borrowing base, if borrowings in excess of the revised borrowing capacity are outstanding, REP could be required to repay a portion of the debt outstanding or provide additional collateral under its credit agreement.
REP pays a commitment fee on unused amounts of its revolving credit facility of between 0.375% and 0.500% per annum, depending on the utilization percentage of REP’s borrowing base. REP may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

REP’s credit agreement contains restrictive covenants that limit REP’s ability to, among other things:
•	incur additional indebtedness and certain types of preferred equity;
•	incur liens;
•	merge or consolidate with another entity or acquire subsidiaries;
•	make investments;
•	make loans to others;
•	make certain payments;
•	sell assets;
•	terminate hedging transactions;
•	enter into certain types of transactions with affiliates;
•	enter into restrictive agreements relating to subsidiaries or the incurrence of liens;
•	enter into sale and leaseback transactions;
•	amend REP’s material documents or make significant accounting changes; and
•	engage in certain other transactions without the prior consent of the lenders.
REP’s credit agreement also requires REP to maintain compliance with the following financial ratios:
•
a current ratio, which is the ratio of REP’s consolidated current assets (including unused commitments under REP’s revolving credit facility and excluding derivatives) to REP’s consolidated current liabilities (excluding the current portion of long-term indebtedness required to be paid within one year and the aggregate principal balance of loans and letters of credit under REP’s credit agreement and derivatives), as of the last day of each fiscal quarter, of not less than 1.0 to 1.0; and

•
a leverage ratio, which is the ratio of REP’s consolidated total debt (as defined in REP’s credit agreement) as of the last day of each fiscal quarter, less cash and cash equivalents of up to the greater of $15.0 million and 10.0% of the borrowing base, subject to certain exclusions (as described in REP’s credit agreement) to consolidated EBITDAX (as defined in REP’s credit agreement) for the last four consecutive fiscal quarters ending on or immediately prior to the last day of that fiscal quarter, of not greater than 3.5 to 1.0.

REP is also required to prepay the credit facility if at any time the consolidated cash balance is in excess of the greater of $15 million or 10% of the borrowing base for five consecutive business days and REP has not identified an approved intended use for the excess cash. The credit agreement also contains other customary affirmative and negative covenants and events of default. REP’s minimum hedging requirement was 50% as of September 30, 2020.
Further, under REP’s credit agreement, REP is only permitted to hedge up to 85% of its reasonably anticipated production of each of oil and natural gas for up to 24 months in the future, and up to 75% of its reasonably anticipated production of each of oil and natural gas for 25 to 48 months in the future. REP is also required to hedge a minimum of 50% of its projected oil and natural gas volumes from PDP reserves on a 24-month rolling basis. In respect of interest rate hedging from floating to a fixed rate, under REP’s credit agreement, REP is only permitted to hedge up to 75% of its then outstanding principal indebtedness for borrowed money that bears interest at a floating rate and that hedge transaction cannot have a maturity date beyond the indebtedness’ maturity date.

Contractual Obligations
A summary of REP’s contractual obligations as of September 30, 2020 is provided in the following table (in thousands):
	Payments due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited)
Contractual Obligations
Credit Facility(1)	$101,000	$—	$101,000	$—	$—
Interest expenses related to Credit Facility(2)	$16,524	$4,131	$12,393	$—	$—
Office lease(3)	$740	$419	$321	$—	$—
Total	$118,264	$4,550	$113,714	$—	$—
(1)	The REP credit facility matures on September 28, 2023.
(2)	Includes interest expense on our outstanding borrowings calculated using the weighted average interest rate of 4.09% at September 30, 2020.
(3)	REP leases office headquarters under a five-year operating lease agreement terminating in July 2022. Base rent is subject to a two percent (2%) escalation in each subsequent year.
The above contractual obligations schedule does not include future anticipated settlement of derivative contracts or estimated amounts expected to be incurred in the future associated with the abandonment of REP’s oil and gas properties, as REP cannot determine with accuracy the timing of such payments. For further discussion regarding REP’s derivative contracts and estimated future costs associated with the abandonment of REP’s oil and gas properties, please refer to Note 3—Summary of Significant Accounting Policies under section Derivative Contracts and Asset Retirement Obligations of REP’s historical audited financial statements for the years ended September 30, 2020, 2019 and 2018 and to Note 6—Derivative Instruments. Additionally, for further information regarding REP’s contractual obligations as of September 30, 2020, please refer to Note 15—Commitments and Contingencies to REP’s audited financial statements for the year ended September 30, 2020.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF REP
REP is exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about REP’s potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil, natural gas and NGL prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of REP’s market risk sensitive instruments were entered into for purposes other than speculative trading.
Commodity Price Risk
REP’s major market risk exposure is in the pricing that REP receives for its oil, natural gas and NGLs production, and primarily REP’s oil production. Pricing for crude oil, natural gas and NGLs has been volatile and unpredictable for several years, and this volatility is expected to continue in the future. The prices REP receives for its oil, natural gas and NGLs depend on many factors outside of REP’s control, such as the strength of the global economy and global supply and demand for the commodities REP produces.
At September 30, 2020 and September 30, 2019 REP had a net asset derivative position of $21.9 million and $14.9 million, respectively, related to REP’s price swaps and collars, to reduce price volatility associated with certain of REP’s oil and natural gas sales. These instruments provide only partial price protection against declines in oil and natural gas prices and may partially limit REP’s potential gains from future increases in prices. With respect to these fixed price swap contracts, the counterparty is required to make payment to REP if the settlement price for any settlement period is less than the swap price, and REP is required to make a payment to the counterparty if the settlement price for any settlement period is greater than the swap price. REP’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on NYMEX West Texas Intermediate pricing and Crude Oil – Brent and with natural gas derivative settlements based on NYMEX Henry Hub and Waha Hub pricing.
Due to this volatility, REP has historically used, and REP expects to continue to use, commodity derivative instruments, such as swaps and collars, to hedge price risk associated with a portion of REP’s anticipated production. REP’s hedging instruments allow it to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in oil and natural gas prices and provide increased certainty of cash flows for its drilling program and debt service requirements. Under REP’s credit agreement, REP is only permitted to hedge up to 85% of its reasonably anticipated production of oil and natural gas for up to 24 months in the future, and up to 75% of its reasonably anticipated production of oil and natural gas for 25 to 48 months in the future. REP is also required to hedge a minimum of 50% of its projected oil and natural gas volumes from PDP reserves on a 24-month rolling basis. See “—Liquidity and Capital Resources— REP’s Revolving Credit Facility” above, for more information.
The table below presents REP’s open hedge positions as of September 30, 2020:
		Weighted Average Price
Calendar Quarter	Notional Volume	Fixed	Put	Call
	(Bbl)	($ per Bbl)
Crude Oil Swaps(1)
Q4 2020	339,000	$57.15	$—	$—
Q1 2021	405,000	$53.01	$—	$—
Q2 2021	405,000	$53.01	$—	$—
Q3 2021	405,000	$53.01	$—	$—
Q4 2021	405,000	$53.01	$—	$—
2022	360,000	$45.25	$—	$—
Crude Oil Collars(1)
Q4 2020	45,000	$—	$50.00	$56.48
2022	360,000	$—	$35.00	$42.63
Crude Oil Basis(2)
Q4 2020	384,000	$0.39	$—	$—
Q1 2021	435,000	$0.40	$—	$—
Q2 2021	435,000	$0.40	$—	$—
Q3 2021	435,000	$0.40	$—	$—
Q4 2021	435,000	$0.40	$—	$—

(1)	Reference Price is NYMEX WTI Price, referring to the West Texas Intermediate crude oil price on the New York Mercantile Exchange.
(2)	Reference Price is NYMEX WTI vs. WTI Midland (Argus) Calendar Trade Month.
Counterparty and Customer Credit Risk
REP’s cash and cash equivalents are exposed to concentrations of credit risk. REP manages and controls this risk by investing these funds with major financial institutions. REP often has balances in excess of the federally insured limits.
REP’s derivative contracts expose it to credit risk in the event of nonperformance by counterparties. While REP does not require counterparties to its derivative contracts to post collateral, REP does evaluate the credit standing of such counterparties as it deems appropriate. Certain counterparties are financial institutions that participate as lenders in REP’s revolving credit facility. The counterparties to REP’s derivative contracts currently in place have investment grade ratings.
REP’s principal exposures to credit risk are through receivables resulting from joint interest receivables and receivables from the sale of its oil and natural gas production due to the concentration of its oil and natural gas receivables with very few significant customers. The inability or failure of REP’s significant customers to meet their obligations to REP or their insolvency or liquidation may adversely affect REP’s financial results.
Joint operations receivables arise from billings to entities that own partial interests in the wells REP operates. These entities participate in REP’s wells primarily based on their ownership in leases on which REP intends to drill. REP has little ability to control whether these entities will participate in its wells.
Interest Rate Risk
Interest is calculated under the terms of REP’s credit agreement based on certain specified base rates plus an applicable margin that varies based on utilization. As of September 30, 2020, REP had $101.0 million of outstanding borrowings and an additional $31.5 million available under its revolving credit facility. REP has entered into floating-to-fixed interest rate swaps to manage interest rate exposure related to the revolving credit facility.
Cyber Security Risk
REP’s reliance on information technology, including those hosted by third parties, exposes REP to cyber security risks that could affect REP’s business, financial condition or reputation and increase compliance challenges.
REP relies on information technology systems, including internet sites, computer software, data hosting facilities and other hardware and platforms, some of which are hosted by third parties, to assist in conducting its business. REP’s information technology systems, as well as those of third parties REP uses in its operations, may be vulnerable to a variety of evolving cybersecurity risks, such as those involving unauthorized access or control, denial-of-service attacks, malicious software, data privacy breaches by employees, insiders or others with authorized access, cyber or phishing-attacks, ransomware, malware, social engineering, physical breaches or other actions. These cybersecurity threat actors, whether internal or external to us, are becoming more sophisticated and coordinated in their attempts to access REP’s information technology systems and data, including the information technology systems of cloud providers and other third parties with whom REP conducts business.
Although REP has implemented information technology controls and systems that are designed to protect information and mitigate the risk of data loss and other cybersecurity risks, such measures cannot entirely eliminate cybersecurity threats, and the enhanced controls REP has installed may be breached. If REP’s information technology systems cease to function properly or REP’s cybersecurity is breached, REP could suffer disruptions to its normal operations. A cyber attack involving REP’s information systems and related infrastructure, or that of its business associates, could negatively impact its operations in a variety of ways, including, but not limited to, the following:
•
Unauthorized access to seismic data, reserves information, strategic information, or other sensitive or proprietary information could have a negative impact on REP’s ability to compete for oil and natural gas resources;

•	A cyber attack on a vendor or service provider could result in supply chain disruptions which could delay or halt REP’s major development projects;
•
A cyber attack on third-party gathering, pipeline, or rail transportation systems could delay or prevent REP’s outside operators from transporting and marketing production, resulting in a loss of revenues;

•
A cyber attack which halts activities at a power generation facility or refinery using natural gas as feed stock could have a significant impact on the natural gas market, resulting in reduced demand for REP’s production, lower natural gas prices, and reduced revenues; and

•	A deliberate corruption of REP’s financial or operating data could result in events of non-compliance which could then lead to regulatory fines or penalties.
All of the above could negatively impact REP’s operational and financial results. Additionally, certain cyber incidents, such as surveillance, may remain undetected for an extended period. As cyber threats continue to evolve, REP may be required to expend significant additional resources to continue to modify or enhance REP’s protective measures or to investigate and remediate any information security vulnerabilities. Additionally, the growth of cyber attacks has resulted in evolving legal and compliance matters which impose significant costs that are likely to increase over time.
Critical Accounting Policies and Estimates
The discussion and analysis of REP’s financial condition and results of operations are based upon REP’s consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements requires REP to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions may also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The consolidated financial statements are based on a number of significant estimates, including estimates of proved oil and natural gas reserves and related present value estimates of future net cash flows therefrom, the carrying value of oil and natural gas properties, accounts receivable and accrued operating expenses, the fair value determination of acquired assets and liabilities, certain tax accrual and the fair value of derivatives.
Changes in facts and assumptions or the discovery of new information may result in revised estimates. Actual results could differ from these estimates and assumptions used in preparation of REP’s consolidated financial statements and it is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.
The preparation of REP’s financial statements requires REP to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. REP evaluates its estimates and assumptions on a regular basis. REP bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant areas requiring the use of assumptions, judgments and estimates include (1) oil and natural gas reserves; (2) cash flow estimates used in impairment testing of oil and gas properties; (3) depreciation, depletion, amortization and accretion, or DD&A; (4) asset retirement obligations; (5) assigning fair value and allocating purchase price in connection with business combinations; (6) accounts receivable; (7) valuation of commodity derivative instruments; (8) accrued liabilities; and (9) deferred income tax liabilities. Actual results may differ from these estimates and assumptions used in preparation of REP’s consolidated and unaudited pro forma condensed consolidated and combined financial statements. See Note 3 of the notes to the audited financial statements for the years ended September 30, 2020, 2019 and 2018, respectively, included elsewhere in this proxy statement/prospectus for an expanded discussion of REP’s significant accounting policies and estimates by REP’s management.
Successful Efforts Method of Accounting
REP’s oil and natural gas exploration and developments costs are accounted for using the successful efforts method. Under the successful efforts method, all costs incurred related to the acquisition of oil and natural gas properties and the costs of drilling development wells and successful exploratory wells are capitalized, while the costs of unsuccessful exploratory wells are expensed if and when the well is determined not to have found reserves in commercial quantities. Other items charged to expenses generally include geological and geophysical costs, delay rentals and lease and well operating costs.

Capitalized leasehold costs attributable to proved properties are depleted using the units-of-production method based on proved reserves on a field basis. Capitalized well costs, including asset retirement obligations, are depleted or amortized based on proved developed reserves on a field basis.
Proved Oil and Natural Gas Properties. Capitalized leasehold costs attributable to proved properties are depleted using the units-of-production method based on proved reserves on a field basis. Capitalized well costs, including asset retirement obligations, are depleted based on proved developed reserves on a field basis.
Unproved Properties. Unproved oil and natural gas properties consist of costs to acquire undeveloped leases and unproved reserves and are capitalized when incurred. When a successful well is drilled on undeveloped leasehold or reserves are otherwise attributable to a property, unproved property costs are transferred to proved properties.
Exploration Costs. Exploration costs consist of costs incurred to identify and evaluate areas that are prospective for oil and natural gas reserves. Exploration costs include geological and geophysical costs, delay rentals, expired leasehold and unsuccessful exploratory wells.
Exploratory Well Costs. Exploratory well costs are capitalized as incurred pending determination of whether the well has discovered proved commercial reserves. If the exploratory well is determined to be unsuccessful, the cost of the well is transferred to expense.
Impairment of Oil and Natural Gas Properties
Proved oil and natural gas properties are reviewed for impairment when events and circumstances indicate a possible decline in the recoverability of the carrying amount of such property. REP estimates the expected future cash flows of oil and natural gas properties and compare these undiscounted cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, REP will write down the carrying amount of the oil and natural gas properties to estimated fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, cash flow from commodity hedges, estimated future capital expenditures and a commensurate discount rate.
Unproved properties are periodically assessed for impairment on a property-by-property basis. REP evaluates significant unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage, and record impairment expense for any decline in value.
Oil and Natural Gas Reserve Quantities
REP engaged NSAI, its independent petroleum engineer, to prepare REP’s total estimated proved, probable and possible reserves. REP expects reserve estimates will change as additional information becomes available and as commodity prices and operating and capital costs change. REP evaluates and estimates its proved reserves each year-end. For purposes of depletion and impairment, reserve quantities are adjusted in accordance with GAAP for the impact of additions and dispositions. Reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. It is possible that, because of changes in market conditions or the inherent imprecision of reserve estimates, the estimates of future cash inflows, future gross revenue, the amount of oil and natural gas reserves, the remaining estimated lives of oil and natural gas properties or any combination of the above may be increased or reduced. Increases in recoverable economic volumes generally reduce per unit depletion rates while decreases in recoverable economic volumes generally increase per unit depletion rates.
Derivative Instruments
REP utilizes commodity derivative instruments to manage REP’s exposure to commodity price volatility. All of REP’s commodity derivative instruments are utilized to manage price risk attributable to its expected production, and REP does not enter into such instruments for speculative trading purposes. REP does not designate any derivative instruments as cash flow hedges for financial reporting purposes. REP records all derivative instruments on the balance sheet as either assets or liabilities measured at their estimated fair value. REP records gains and losses from the change in fair value of derivative instruments in current earnings as they occur.
Depreciation, Depletion and Amortization
REP’s rate of Depreciation, Depletion and Amortization, or rate of DD&A, is dependent upon REP’s estimates of total proved and proved developed reserves, which incorporate various assumptions and future projections. If REP’s estimates of total proved or proved developed reserves decline, the rate at which REP records DD&A expense increases, which in turn reduces REP’s net income. Such a decline in reserves may result from lower commodity prices or other changes to reserve estimates, as discussed above, and REP is unable to predict changes in reserve quantity estimates as such quantities are dependent on the success of REP’s exploration and development program, as well as future economic conditions.
Asset Retirement Obligations
REP’s asset retirement obligations, or ARO, consist of estimated future costs associated with the plugging and abandonment of oil, natural gas and NGL wells, removal of equipment and facilities from leased acreage and land restoration in accordance with applicable local, state and federal laws. The fair value of an ARO liability is required to be recognized in the period in which it is incurred, with the associated asset retirement cost capitalized as part of the carrying cost of the oil and gas asset. The recognition of an ARO requires that management make numerous assumptions regarding such factors as the estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free discount rate to be used; inflation rates; and future advances in technology. In periods subsequent to the initial measurement of the ARO, REP must recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Increases in the ARO liability due to the passage of time impact net income as accretion expense (recorded within DD&A). The related capitalized cost, including revisions thereto, is charged to expense through DD&A over the life of the oil and gas property.
Income Taxes
REP was organized as a Delaware limited liability company and is treated as a pass-through entity for U.S. federal and applicable state income tax purposes. As a result, REP’s net taxable income and any related tax credits were passed through to the members and were included in their tax returns even though such net taxable income or tax credits may not have actually been distributed.
REP’s operations, which are located in Texas, are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 0.75% of revenues less operating expenses attributable to operations in Texas. The tax is considered an entity-level tax which makes it applicable to REP even though REP is a partnership for federal tax purposes.
Recently Issued Accounting Pronouncements
The accounting standard-setting organizations frequently issue new or revised accounting rules. REP regularly reviews new pronouncements to determine their impact, if any, on REP’s financial statements.
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The new standard will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of ASU 2014-09 requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates. In early 2016, the FASB issued additional guidance: ASU No. 2016-10, 2016-11 and 2016-12 (and together with ASU 2014-09, “Revenue Recognition ASU”). These updates provide further guidance and clarification on specific items within the previously issued ASU 2014-09. REP adopted this standard effective October 1, 2018 using the modified retrospective approach. As a result, REP changed its accounting policy for revenue recognition. REP also implemented processes and controls to ensure new contracts are reviewed for the appropriate accounting treatment and to generate the required disclosures under the standards.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which amends the accounting standards for leases. ASU 2016-02 retains a distinction between finance leases and operating leases. The primary change is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases on the balance sheet. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous guidance. Certain aspects of lease accounting have been simplified and additional qualitative and quantitative disclosures are required along with specific quantitative disclosures required by lessees and lessors to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. REP adopted the standard on October 1, 2019 using the modified retrospective transition approach, which allows REP to apply the previous lease guidance and disclosure requirements under ASC Topic 840, Leases (“ASC”), in the comparative periods presented for the year of adoption. The adoption did not require an adjustment to beginning retained earnings for a cumulative effect adjustment.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses and amendments to ASU 2016-13 through subsequent ASU's, which together amend the accounting standards for credit losses. This update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. Receivables arising from operating leases are not in scope of this subtopic, but rather Topic 842. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. This update will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. REP does not believe the adoption of this standard will have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The purpose of this amendment is to improve the effectiveness of disclosures in the notes of the financial statements. The amendments will be effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. The adoption of this guidance will not have a material impact on REP's consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 840): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”), which provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates (e.g., London Interbank Offered Rate (“LIBOR”)) that are expected to be discontinued. ASU 2020-04 allows, among other things, certain contract modifications, such as those within the scope of Topic 470 on debt, to be accounted as a continuation of the existing contract. This ASU was effective upon the issuance and its optional relief can be applied through December 31, 2022. Due to the Sixth Amendment to the REP credit agreement which included provisions in consideration of the phase out, REP applied the optional expedient pursuant to ASC 848-20-35-14, which allows reporting entities to not have to reassess the embedded derivatives under ASC 815-15.
Internal Controls and Procedures
REP is not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of REP’s internal control over financial reporting for that purpose. REP maintains a consistent level of effectiveness, including maintaining its day-to-day operations, of its financial reporting systems and its internal controls over financial reporting.
Inflation
Inflation in the United States has been relatively low in recent years and did not have a material impact on REP’s results of operations for the years ended September 30, 2020 and 2019. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and REP tends to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and natural gas prices increase drilling activity in REP’s areas of operations.
Off Balance Sheet Arrangements
REP has no off-balance sheet arrangements as of September 30, 2020.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Executive Officers and Directors of the Combined Company Following the Merger
The TGC board of directors is currently composed of three directors. Following the merger, the TGC board of directors is expected to consist of five directors. Pursuant to the merger agreement, TGC will take such action that upon the effective time, the directors will consist of one director designated by TGC, who is expected to be Michael J. Rugen, two directors designated by REP, who are expected to be Bobby D. Riley and Bryan H. Lawrence, and two independent director nominees, Brent Arriaga and E. Wayne Nordberg. Following the merger, the management team of TGC is expected to be composed of the current management team of REP and Michael J. Rugen.
The following table lists, as of January 15, 2021, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of TGC upon completion of the merger:
Name	Age	Position
Executive Officers
Bobby D. Riley	65	Chairman of the Board and Chief Executive Officer
Kevin Riley	39	President
Michael J. Rugen	60	Chief Financial Officer and Director
Corey Riley	42	Executive Vice President Business Intelligence
Michael Palmer	40	Executive Vice President Corporate Land
Non-Employee Directors
Brent Arriaga	46	Director
E. Wayne Nordberg	82	Director
Bryan H. Lawrence	78	Director
Executive Officers
Bobby D. Riley was appointed as the Chairman of REP’s board of managers, President and Chief Executive Officer in June 2016. Mr. Riley also served as the Chief Executive Officer of REG from when it was founded in 2012 to May 1, 2018. Prior to joining REP, Mr. Riley was the Chairman and Chief Executive Officer of Riley Exploration, LLC, or REX, since he founded REX in 2007 through 2012. Mr. Riley has nearly 40 years of experience in the independent oil and gas sector, in North America, South America, Europe, Africa and Asia. He has an extensive background in all aspects of oil and gas management and operations, including drilling, completion, work-over and production. In addition to his management and operational expertise, he has designed and patented specialized completion equipment that was licensed to Baker-Hughes and participated in the design, development and testing of Intelligent Well Bore Systems, which was sold to Weatherford International in 2000. In 2009, Mr. Riley created a joint venture with a private equity group to invest in unconventional oil and gas plays and deployed over $350.0 million of debt and equity capital in the Eagle Ford Shale and the Permian Basin. The joint venture acquired approximately 50,000 acres of prime leasehold acreage, drilled and completed over 40 wells and reached peak production of 4,000 BOE/d. From 2005 to 2007 Mr. Riley was Vice President of Operations at Activa Resources, Inc., or Activa, a publicly-traded exploration and production company. From 2002 to 2005, he was Managing Partner of Tuleta Energy Partners, LLC, a privately-held exploration and production company, until it was acquired by Activa Resources, Inc. From 1991 to 2001 Mr. Riley was President of an oil and gas service company specializing in well design and reservoir data acquisition, that was active in Nigeria, Venezuela, and Norway. He founded his first independent exploration and production company, Durango Energy, Inc., in 1984, and operated up to 150 wells in Oklahoma. Prior to that he was District Manager of Monitoring Systems Inc., a drilling and well control instrumentation company, installing equipment on jack-up rigs and semi-submersibles in the U.S., Brazil and Korea. Mr. Riley began his oil and gas career with Cameron Iron Works in Houston, Texas, in 1974. Mr. Riley has a bachelor’s degree in Business, Accounting and Finance from the University of Science & Arts of Oklahoma and completed the Advanced Drilling Operations and Well Control program at Murchison Drilling Schools. He is a member of the American Petroleum Institute and the Society of Professional Engineers and is IADC / MMS Well-Cap Certified. TGC believes Mr. Riley’s experience founding and leading REP’s growth as its Chief Executive Officer and his extensive experience working with various oil and gas companies qualifies him to serve on TGC’s board of directors.

Kevin Riley was appointed as REP’s President on January 23, 2020, prior to that he had served as REP’s Executive Vice President and Chief Operating Officer since June 2016. Prior to joining REP, Mr. Kevin Riley served in various roles, including Chief Operating Officer of REG from when it was founded in 2012 through 2016. He led the successful acquisition and development of REG’s +50,000 acres located across three active operating areas: the Permian Basin, Eagle Ford Shale and Arkoma-Woodford Shale. From 2007 to 2012, Mr. Kevin Riley was the Chief Operating Officer of REX. Mr. Kevin Riley co-founded REX in 2007, which developed early entrant positions into the Wolfberry trend of the Permian Basin and the Eagle Ford Shale in Karnes County. He had direct oversight of REP’s land, drilling, completion and production activities, which included more than 70,000 acres under lease and +50 operated horizontal wells via a multi-rig drilling program. Mr. Kevin Riley holds a degree in Business Administration from the University of Central Oklahoma and a Master of Business Administration with emphasis in Energy from the University of Oklahoma. He is a member of the Independent Petroleum Association of America, American Association of Petroleum Landmen and the Society of Petroleum Engineers.
Michael J. Rugen was named Chief Financial Officer of TGC in September 2009 and as interim Chief Executive Officer in June 2013. Mr. Rugen is a certified public accountant (Texas) with over 35 years of experience in exploration, production and oilfield service. Prior to joining TGC, Mr. Rugen spent 2 years as Vice President of Accounting and Finance for Nighthawk Oilfield Services. From 2001 to June 2007, he was a Manager/Sr. Manager with UHY Advisors, primarily responsible for managing internal audit and Sarbanes-Oxley 404 engagements for various oil and gas clients. In 1999 and 2000, Mr. Rugen provided finance and accounting consulting services with Jefferson Wells International. From 1982 to 1998, Mr. Rugen held various accounting and management positions at BHP Petroleum, with accounting responsibilities for onshore and offshore US operations as well as operations in Trinidad and Bolivia. Mr. Rugen earned a Bachelor of Science in Accounting in 1982 from Indiana University.
Corey Riley joined REP in April of 2019 as Executive Vice President of Business Intelligence and is responsible for the strategies and technologies used by the organization to collect, integrate and analyze business information to support the organizations strategic decisions. Mr. Corey Riley has a diverse experience in technology, accounting, finance, corporate planning, management and executive leadership. Prior to joining REP, he was the Chief Financial Officer of REG from when it was founded in 2012 through mid-2015 when he was promoted to President and served in that role through 2019. Mr. Corey Riley co-founded REX in 2007, the predecessor to REG and was involved with the company until 2012. Mr. Corey Riley holds a bachelor’s degree in Biology from the University of Central Oklahoma and a Master of Business Administration with a focus in Technology from Oklahoma Christian University.
Michael Palmer joined REP as Executive Vice President Corporate Land in April 2017. Prior to joining REP, Mr. Michael Palmer worked for Continental Resources, Inc. as Manager over their Mid-Continent mineral acquisition company and previously as Land Supervisor of its Bakken assets in North Dakota and Montana. He was employed more than 10 years in similar capacities at SandRidge Energy, Inc., Encore Acquisition Company and Hanna Oil & Gas, working predominately in the Permian Basin as well as Montana, Kansas, Oklahoma and Arkansas. Mr. Michael Palmer holds a B.B.A. in Energy Management and Finance from the University of Oklahoma and is an active member of the AAPL and OCAPL.
Non-Employee Directors
Brent Arriaga is the Corporate Controller of Helix Energy Solutions Group, Inc., an offshore energy service company. Mr. Arriaga has over 20 years of experience in finance and accounting in the energy and financial services industries spanning several continents. Prior to his role at Helix, Mr. Arriaga held roles in financial accounting and controllership at Weatherford International, Citigroup, Inc., and Credit Suisse Group. Mr. Arriaga began his career as an auditor at KPMG LLP. Mr. Arriaga holds a Bachelor of Business Administration in Accounting from the University of Texas at Austin and a Master of Business Administration from Rice University, Jesse H. Jones Graduate School of Business, where he was a Jones Scholar. Mr. Arriaga is a Certified Public Accountant in the State of Texas and is a Chartered Financial Analyst.
Bryan H. Lawrence was appointed as a member of REP’s board of managers in June 2016. Mr. Lawrence is a founder and senior manager of Yorktown Partners LLC, the investment manager of the Yorktown Partners group of investment funds, which make investments in companies engaged in the energy industry and has served in such in positions since 1983. The Yorktown Partners investment funds were formerly affiliated with the investment firm of Dillon, Read & Co. Inc. where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a director of Carbon Energy Corporation, Hallador Energy Company, Ramaco Resources, Inc. and the general partner of Star Group, L.P.

(each a United States publicly traded company) and certain non-public companies in the energy industry in which Yorktown Partners investment funds hold equity interests. Mr. Lawrence is a graduate of Hamilton College and also has an M.B.A. from Columbia University.
E. Wayne Nordberg is currently the Chairman and Chief Investment Officer of Hollow Brook Wealth Management, LLC, a private investment management firm serving family offices, foundations, charities and pensions, and has served in such position since 1995. He has over 50 years of experience in investment research and portfolio management. From 2003 to 2007, Mr. Nordberg was a Senior Director at Ingalls & Snyder LLC, a privately owned registered investment advisor. He also formerly served on the Board of Directors of Lord, Abbett & Co., a mutual fund family, from 1988 to 1998. Mr. Nordberg also serves as an independent director of The Reeves Utility Income Fund, a $1 billion closed end investment trust listed on the NYSE, specializing in energy companies.
There is a family relationship between Mr. Bobby Riley and REP’s President, Mr. Kevin Riley, and REP’s Executive Vice President Business Intelligence, Mr. Corey Riley, as father and sons. Mr. Kevin Riley and Mr. Corey Riley are brothers.
Composition of the Board of Directors
Following the merger, the combined company’s board of directors is expected to consist of five directors. Pursuant to the merger agreement, TGC will take such action that upon the effective time, the directors will consist of one director designated by TGC, who is expected to be Michael J. Rugen, two directors designated by REP, who are expected to be Bobby D. Riley and Bryan H. Lawrence, and two independent directors, who are expected to be Brent Arriaga and E. Wayne Nordberg.
For so long as Yorktown, Boomer and Bluescape (or their affiliated investment funds) collectively beneficially own or control more than 50% of the voting power of the combined company’s issued and outstanding common stock, such directors will generally be removable at any time, either for or without “cause”, upon the affirmative vote of the holders of a majority of the outstanding shares of the issued and outstanding common stock entitled to vote generally for the election of directors. After Yorktown, Boomer and Bluescape no longer collectively beneficially own or control more than 50% of the voting power of the combined company’s issued and outstanding common stock, such directors will be removable only for “cause” upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the issued and outstanding common stock entitled to vote generally for the election of directors.
In evaluating director candidates, the combined company will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties. Each of the combined company’s directors holds office for the term for which he was elected, and until his successor shall have been elected and qualified or until the earlier of his death, resignation or removal.
Committees of the Board of Directors
After completion of the merger, the combined company’s board of directors will have an audit committee, compensation committee nominating committee and corporate governance committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.
Audit Committee
We anticipate that following the merger, the combined company’s audit committee will consist of Brent Arriaga and E. Wayne Nordberg, each of whom will be independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE American, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that Brent Arriaga will satisfy the definition of “audit committee financial expert.”
The audit committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an amended and restated audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE American.
Compensation Committee
We anticipate that following the merger, the compensation committee will consist of at least one director who will be “independent” under the rules of the SEC. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt an amended and restated compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. We anticipate that the compensation committee following the merger will initially consist of Brent Arriaga and E. Wayne Nordberg, who are each expected to be independent under the rules of the SEC.
Compensation Committee Interlocks and Insider Participation
None of the proposed executive officers of the combined company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the merger.
Nominating and Corporate Governance Committee
We anticipate that the nominating and corporate governance committee following the merger will consist of at least one director who will be “independent” under the rules of the SEC. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt an amended and restated nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. We anticipate that the nominating and corporate governance committee will initially consist of Brent Arriaga and E. Wayne Nordberg, who are each expected to be independent under the rules of the SEC.
The combined company’s board of directors may from time to time establish other committees.
Director Compensation
No obligations with respect to compensation for board members were accrued or paid by REP during fiscal years 2017, 2018 or 2019 or as of September 30, 2020.
Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future growth and governance of the combined company, and we may develop a non-employee director compensation program to attract and retain such non-employee directors. We also believe that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interests of directors with the combined company’s shareholders.
Each of Messrs. Arriaga and Nordberg are expected to execute an independent director agreement upon completion of the merger, the form of which is filed as an exhibit to this prospectus/proxy statement. Pursuant to the form of independent director agreement each of Messrs. Arriaga and Nordberg are expected to receive an annual cash retainer of $65,000, a cash payment of $1,500 for each board meeting attended and $10,000 for each committee meeting attended, and as soon as practicable following the effectiveness of the merger, and on each anniversary thereafter during their term, an annual equity grant pursuant to the combined company’s LTIP of $50,000 that will vest on the one-year anniversary of the grant date. In addition, the chairperson of the audit committee and the chairperson of the nominating and corporate governance committee is expected to each receive an additional cash retainer of $15,000.
Directors who are also employees of the combined company will not receive any additional compensation for their service on the board of directors.

Executive Officer Employment Agreement
Mr. Rugen is expected to enter into an employment agreement with the combined company in connection with the closing of the merger in substantially the same form as the current employment agreements of the executive officers of REP.
Indemnification
The combined company’s amended and restated certificate of incorporation and amended and restated bylaws provide indemnification rights to the fullest extent permitted by Delaware law to the members of our board of directors and permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. After the merger is effective, the combined company will evaluate its existing director and officer liability insurance coverage and make such adjustments as we deem appropriate. Additionally, upon the effectiveness of the merger, the combined company will enter into separate indemnification agreements with each of its directors and executive officers. These agreements provide that the combined company will indemnify and hold harmless each indemnitee for certain losses and expenses (including attorneys’ fees) to the fullest extent permitted by its amended and restated certificate of incorporation, amended and restated bylaws, the DGCL and other applicable law. See “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification Matters.”
REP Executive Compensation
The following compensation discussion and analysis contains statements regarding REP’s future performance goals and measures. These goals and measures are disclosed in the limited context of REP’s executive compensation program and are not statements of management’s expectations or estimates of results or other guidance. REP specifically cautions investors not to apply these statements to other contexts.
Overview and Objectives
REP believes its success depends on the continued contributions of its named executive officers. As a private company, REP established its executive compensation program to attract, motivate, and retain REP’s key employees in order to enable REP to maximize its profitability and value over the long term. REP’s policies are also intended to support the achievement of REP’s strategic objectives by aligning the interests of its executive officers with those of its unitholders through operational and financial performance goals and equity-based compensation. Following this merger, REP expects that the compensation committee of TGC’s board of directors may recommend changes to REP’s executive compensation program. Nonetheless, REP expects that its compensation program will continue to be focused on building long-term shareholder value by attracting, motivating and retaining talented, experienced executives and other key employees.
Named Executive Officers
REP’s named executive officers, consisting of its principal executive officer, principal financial officer, and its next three highly compensated executive officers, at the end of the last completed fiscal year are:
Name	Principal Position
Bobby D. Riley	Chairman of the Board and CEO
Kevin Riley	President and Interim Chief Financial Officer
Jeffrey M. Gutman(1)	Former Executive Vice President, Chief Financial Officer and Treasurer
Corey Riley	Executive Vice President Business Intelligence
Michael Palmer	Executive Vice President Corporate Land
(1)	Mr. Gutman resigned from his position with REP on October 5, 2020.
Summary Compensation Table
The following table summarizes the total compensation awarded to, earned by or paid to REP’s named executive officers, Bobby D. Riley, Kevin M. Riley, Jeffrey M. Gutman, Corey Riley and Michael Palmer, for services performed in the years ended September 30, 2020, 2019 and 2018 (unless otherwise noted in the footnotes below).

	Year	Salary ($)	Non-Equity Incentive Plan(1) ($)	Unit Awards(2)(3) ($)	All Other Compensation(4) ($)	Total ($)
Bobby D. Riley Chairman of the Board & CEO	2020	$500,870	$125,982	$410,513	$43,874	$1,081,239
	2019	$485,672	$247,073	$2,785,193	$43,522	$3,561,459
	2018	$388,863	$475,000	$—	$31,036	$894,899

Kevin M. Riley President and Interim Chief Financial Officer	2020	$347,973	$87,524	$285,255	$38,341	$759,093
	2019	$337,414	$171,650	$1,714,943	$36,290	$2,260,298
	2018	$323,109	$330,000	$—	$28,781	681,890

Jeffrey M. Gutman(5) Former Executive Vice President, Chief Financial Officer and Treasurer	2020	$332,156	$83,546	$272,266	$32,224	$720,191
	2019	$322,077	$163,849	$621,726	$31,583	$1,139,236
	2018	$118,125	$315,000	$—	$9,086	$442,211

Corey Riley(6) Executive Vice President Business Intelligence	2020	$360,062	$54,075	$125,863	$36,997	$576,997
	2019	$145,833	$136,752	$—	$14,731	$297,316
	2018	$—		$—	$—	$—

Michael Palmer Executive Vice President Corporate Land	2020	$243,928	$36,634	$125,863	$33,086	$439,510
	2019	$237,111	$70,000	$—	$31,119	$338,230
	2018	$225,176	$124,937	$—	$25,272	$375,384
(1)	For a description of annual bonuses for the applicable year, see “-Additional Narrative Disclosures-Cash Bonuses” section below.
(2)	Amounts in this column reflect the grant date fair value of stock awards.
(3)
For unit awards, the disclosed amount is the dollar amount recognized for such individual for the fiscal year of the actual grant date (as opposed to any prior periods of service for which the grant was received).

(4)
Amounts in this column reflect (a) matching contributions to the 401(k) Plan (as defined below) made on behalf of REP's named executive officers and (b) health and welfare premiums paid for the benefit of REP's named executives. See “-Additional Narrative Disclosures-Other Benefits and Pension Benefits” below for more information on health and welfare premiums and matching contributions to the 401(k) Plan.

(5)
Mr. Gutman served as REP's acting Chief Financial Officer since January 2018 and joined REP as Executive Vice President, Chief Financial Officer and Treasurer as of May 2018. Mr. Gutman resigned from his position with REP on October 5, 2020.

(6)	Mr. Corey Riley, Executive Vice President Business Intelligence became employed by the company on April 23, 2019. The compensation for that period reflects the partial year of service.
Grants of Plan-Based Awards
The following table reflects information regarding grants of plan based awards to certain of REP’s named executive officers as of September 30, 2020. As of September 30, 2020, there were no non-equity incentive plan awards or option awards held by any of REP’s named executive officers. The amounts shown in the following table for stock awards represent unit awards granted to certain of REP’s named executive officers pursuant to the 2018 LTIP.
	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards(2)
Bobby D. Riley Chairman of the Board & CEO	02/01/20	4,077.00	410,513.13
Kevin M. Riley President	02/01/20	2,833.00	285,254.77
Jeffrey M. Gutman(1) Former Executive Vice President, Chief Financial Officer and Treasurer	02/01/20	2,704.00	272,265.76

	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards(2)
Corey Riley Executive Vice President Business Intelligence	02/01/20	1,250.00	125,862.50
Michael Palmer Executive Vice President Corporate Land	02/01/20	1,250.00	125,862.50
(1)
Mr. Gutman served as REP's acting Chief Financial Officer since January 2018 and joined REP as Executive Vice President, Chief Financial Officer and Treasurer as of May 2018. Mr. Gutman resigned from his position with REP on October 5, 2020.

(2)	Grant date fair value of Awards is $100.69 per unit for awards made on for 2/01/20 and 2/02/20.
Outstanding Equity Awards at September 30, 2020
The following table reflects information regarding outstanding equity-based awards held by certain of REP’s named executive officers as of September 30, 2020. As of September 30, 2020, there were no option awards held by any of REP’s named executive officers. The amounts shown in the following table for stock awards represent unit awards granted to certain of REP’s named executive officers pursuant to the 2018 LTIP. These unit awards represent equity-based interests in REP, which will convert into shares of TGC’s common stock at or prior to the closing of the merger. For additional information, see the discussion above under “The Merger Agreement–Treatment of REP Restricted Units.”
	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Bobby D. Riley Chairman of the Board & CEO	2,726.67(3)	$274,548.40	—	—
	4,077(4)	$410,513.13

Kevin M. Riley President	1,894(3)	$190,706.86	—	—
	2,833(4)	$285,254.77

Jeffrey M. Gutman(1) Former Executive Vice President, Chief Financial Officer and Treasurer	3,161.33(5)	$318,314.32	—	—

Corey Riley Executive Vice President Business Intelligence	1,250.00(4)	$125,862.50	—	—

Michael Palmer Executive Vice President Corporate Land	1,250.00(4)	$125,862.50	—	—
(1)
Mr. Gutman served as REP's acting Chief Financial Officer since January 2018 and joined REP as Executive Vice President, Chief Financial Officer and Treasurer as of May 2018. Mr. Gutman resigned from his position with REP on October 5, 2020.

(2)	Market Value of Shares or Units of Stock That Have Not Vested based on the valuation of REP units on September 30, 2020 of $100.69.
(3)	These awards have vesting dates of February 1, 2021 and February 1, 2022.
(4)	These awards have vesting dates of February 1, 2021, February 1, 2022 and February 1, 2023.
(5)	This award has a vesting date of February 1, 2021.
Option Exercises and Stock Vested
The following table reflects information regarding stock awards held by certain of REP’s named executive officers that vested during the fiscal year ended September 30, 2020. There were no option awards held by any of REP’s named executive officers. The amounts shown in the following table for stock awards represent unit awards granted to certain of REP’s named executive officers pursuant to the 2018 LTIP. These unit awards represent equity-based interests in REP, which will convert into shares of TGC’s common stock at or prior to the closing of the merger. For additional information, see the discussion above under “The Merger Agreement–Treatment of REP Restricted Units.”
	Stock Awards
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Bobby D. Riley Chairman of the Board & CEO	14,093.33	1,419,057.40

Kevin M. Riley President and Interim Chief Financial Officer	7,559.41	761,156.99

Jeffrey M. Gutman(1) Former Executive Vice President, Chief Financial Officer and Treasurer	1,397.36	140,700.18

Corey Riley(5) Executive Vice President Business Intelligence	—	—

Michael Palmer Executive Vice President Corporate Land	—	—
(1)
Mr. Gutman served as REP's acting Chief Financial Officer since January 2018 and joined REP as Executive Vice President, Chief Financial Officer and Treasurer as of May 2018. Mr. Gutman resigned from his position with REP on October 5, 2020.

(2)	Value Realized on Shares or Units of Stock That Have Vested based on the valuation of REP units on September 30, 2020 of $100.69.
Compensation Plans Under Which Equity Securities are Authorized for Issuance as of September 30, 2020
The following table reflects information regarding compensation plans under which equity securities are authorized for issuance by REP as of September 30, 2020.
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	0	0	135,680
Equity compensation plans not approved by security holders	0	0	0
Total	0	0	135,680

Additional Narrative Disclosures
Elements of Compensation
Historically, REP has compensated its named executive officers with annual base salaries, annual cash incentive bonuses and employee benefits. Additionally, in connection with this merger, REP’s named executive officers may be awarded long-term equity incentives in the form of restricted stock awards and stock options. Following the consummation of this merger, REP expects that these elements will continue to constitute the primary elements of its compensation program, although the relative proportions of each element, and the specific plan and award designs, will likely evolve. REP does not have any pension benefits or nonqualified deferred compensation, and no REP named executive officers will receive any golden parachute compensation pursuant to the merger.
Employment, Severance or Change in Control Agreements
On April 1, 2019, REP entered into employment agreements with Mr. Bobby D. Riley, Mr. Kevin M. Riley and Mr. Jeffrey M. Gutman. The employment agreements set forth the material terms of employment for each of REP’s named executive officers. The following description is intended as a summary of the employment agreements. The initial term of the employment agreements is three years, each with automatic annual renewals thereafter. Each of these employment agreements sets forth the initial terms and conditions of employment of each named executive officer, including base salary, target annual cash bonus opportunity, target annual equity award opportunity, standard employee benefit plan participation, severance and change in control benefits. Each employment agreement also includes certain restrictive covenants that generally prohibit REP’s named executive officers from (i) competing against REP, (ii) disclosing information that is confidential to REP and its subsidiaries and (iii) from soliciting or hiring REP’s employees and those of its subsidiaries or soliciting REP’s customers. The employment agreements may be assigned to an affiliate of REP and were assigned to RPOC in June 2019. Effective October 1, 2020, the employment agreement for Bobby Riley was amended to reduce his annual base salary for a period of three years, increase the target percentage for his annual equity award, increase his separation payment upon the occurrence of certain events and to grant him a special equity award.
In connection with Mr. Jeffrey M. Gutman’s resignation from his position with REP on October 5, 2020, he entered into a confidential separation and release of claims agreement. Pursuant to this agreement, Mr. Gutman received a cash bonus for the fiscal year ended on September 30, 2020 in an amount of $83,500. Further, the portion of his restricted units scheduled to vest on February 1, 2021 will continue to vest as scheduled, subject to compliance with the confidential separation and release of claims agreement. REP will pay him any retained distributions on the units that are scheduled to vest on February 1, 2021. The remaining portion of his restricted units scheduled to vest on February 1, 2022 and February 1, 2023 were forfeited as of the separation date. In consideration of the separation benefits, Mr. Jeffrey M. Gutman released REP and certain of its affiliates from claims and remains subject to confidentiality restrictions pursuant to the terms and conditions of the separation agreement.
Base Salary
Base salary is the fixed annual compensation REP pays to each of its named executive officers for carrying out their specific job responsibilities. Base salaries are a major component of the total annual cash compensation paid to REP’s named executive officers. Base salaries are determined after taking into account many factors, including (a) the responsibilities of the officer, the level of experience and expertise required for the position and the strategic impact of the position; (b) the need to recognize each officer’s unique value and demonstrated individual contribution, as well as future contributions; (c) the performance of REP and each officer; and (d) salaries paid for comparable positions in similarly-situated companies.
For the amounts of base salary that REP’s named executive officers received in fiscal 2018, 2019 and 2020, see “Executive Compensation—Summary Compensation Table.”
REP’s board of managers reviews the base salaries for each named executive officer periodically as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, REP’s board of managers considers individual and company performance over the course of the relevant time period. REP’s board of managers has historically made adjustments to base salaries for named executive officers upon consideration of any factors that it deems relevant, including but not limited to: (a) any increase or decrease in the named executive officer’s responsibilities, (b) the named executive officer’s job performance, and (c) the level of compensation paid to senior executives of other companies with whom REP competes for executive talent, as estimated based on publicly available information and the experience of members of REP’s board of managers.

Annual Cash Bonuses
REP’s employment agreements provide that the annual cash bonuses will be based on criteria determined in the discretion of REP’s board of managers or a committee thereof, with a target bonus payment at planned or targeted levels of performance equal to up to 50% of each such named executive officer’s annual base salary. Following the close of a fiscal year, a final determination of annual bonus payments will be made by REP’s board of managers or a committee thereof after careful review of REP’s performance over the course of the preceding fiscal year. Annual cash bonuses for named executive officers who do not have employment agreements are made at the discretion of the REP board of managers.
For the fiscal year ended September 30, 2020, REP’s named executive officers received annual cash bonuses of an aggregate amount of $386,761, representing 50% of the targeted level.
Annual Equity Awards
REP’s employment agreements provide that the annual equity awards will be based on criteria determined in the discretion of REP’s board of managers or a committee thereof, with a target annual equity award at planned or targeted levels of performance equal to up to 100% of each name executive officer’s annual base salary. Following the close of a fiscal year, a final determination of annual equity awards will be made by REP’s board of managers or a committee thereof after careful review of REP’s performance over the course of the preceding fiscal year.
For the fiscal year ended September 30, 2020, each of REP’s named executive officers is eligible to receive a target annual equity-based award equal to up to 100% of annual base salary.
Other Benefits
REP offers participation in broad-based retirement, health and welfare plans to all of its employees.
Impact of Financial Reporting and Tax Accounting Rules
Unit-based compensation costs under REP’s Long Term Incentive Plan have been accounted for in accordance with ASC 718 which required REP to obtain an independent third-party valuation firm to value its common units.
Going forward, share-based compensation costs will be based on the closing price of TGC common stock as reported by the NYSE American, as of the grant date.
On and after the merger, Section 162(m) of the Code generally limits the deductibility of certain compensation expenses attributable to our named executive officer in excess of $1,000,000 to any one individual in any fiscal year.
Pension Benefits
REP has not maintained and do not currently maintain a defined benefit pension plan or a supplemental executive retirement plan. Instead, REP’s employees, including its named executive officers, may participate in a retirement plan intended to provide benefits under section 401(k) of the Code (the “401(k) Plan”) pursuant to which employees are allowed to contribute a portion of their base compensation to a tax-qualified retirement account. REP provides matching contributions equal to 100% of the first 5% of employees’ eligible compensation contributed to the 401(k) Plan.
Non-Qualified Defined Contribution and Other Non-Qualified Deferred Compensation Plans
REP has not had and does not currently have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.
2018 Long Term Incentive Plan
On December 31, 2018, REP adopted an equity incentive plan, the Riley Exploration – Permian, LLC 2018 Long Term Incentive Plan, or the 2018 LLC LTIP, for the employees, consultants and the directors of REP and its affiliates who perform services for REP. REP reserved 200,128 common units for issuance pursuant to REP’s 2018 LLC LTIP, which includes 64,448 units, inclusive of any surrendered or repurchased shares, that were issued prior to the merger. For the fiscal year ended September 30, 2018, certain of REP’s named executive officers were awarded an aggregate of 40,000 common units under the 2018 LLC LTIP as an incentive grant consisting of 27,460 common units that were issued after the surrender of 12,540 common units to satisfy an aggregate of $1.46 million of tax withholding obligations paid by REP to or on behalf of the executive officers. The common units that were issued for the incentive grant will convert into shares of TGC’s common stock as part of the merger. On April 25, 2019, an aggregate of 14,766 restricted units were issued consisting of 12,054 restricted units issued to REP’s named executive officers for the annual equity awards and an additional 2,712 restricted units issued to Jeffrey M. Gutman as an initial grant. The restricted unit awards represent equity-based interests in REP, which will convert into restricted shares of TGC common stock as part of the merger. On February 1, 2020, an aggregate of 14,517 restricted units were issued to REP’s named executive officers for the annual equity awards. The restricted unit awards represent equity-based interests in REP, which will convert into restricted shares of TGC common stock as part of the merger. On October 1, 2020, an aggregate of 13,309 restricted units were issued to REP’s named executive officers for the annual equity awards. The restricted unit awards represent equity-based interests in REP, which will convert into restricted shares of TGC common stock as part of the merger. In connection with completion of the merger, the 2018 LLC LTIP will be terminated and replaced with the LTIP. See “2021 Long Term Incentive Plan” below.
2021 Long Term Incentive Plan
In connection with the merger, TGC has adopted an omnibus equity incentive plan, the Riley Exploration Permian, Inc. 2021 Long Term Incentive Plan, (the “2021 equity incentive plan” or the “LTIP”), subject to approval by the TGC stockholders, for the employees, consultants and the directors of the combined company and its affiliates who perform services for the combined company. If the merger does not occur, the 2021 equity incentive plan will not become effective. The 2021 equity incentive plan is set forth in Annex E to this proxy statement/prospectus. See “Proposal No. 8 – Approval of the 2021 Long Term Incentive Plan” for additional information.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY
In addition to the compensation and indemnification arrangements with directors and executive officers described elsewhere in this proxy statement/prospectus, including as set forth in the section titled “The Merger-Interests of the TGC Directors and Executive Officers in the Merger,” and “The Merger-Golden Parachute Compensation”, described below are any transactions occurring since January 1, 2020 and any currently proposed transactions in which:
•	the amounts involved exceeded or will exceed $120,000; and
•	any Related Person had, has or will have a direct or indirect material interest.
A “Related Person” means:
1)	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
2)	any person who is known by us to be the beneficial owner of more than 5% of our common stock;
3)
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

4)
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

REP Transactions
Historical Transactions with Affiliates
Contribution Transactions—Our Company History
REP was formed on June 13, 2016 by REG, as its wholly-owned subsidiary, and REG, through another one of its wholly-owned subsidiaries operated the acreage comprising the Champions Assets. In a series of contribution transactions, REP acquired the Champions Assets, in exchange for REP’s common units, from the working interest owners of the Champions Assets, including REG. Upon issuance of REP’s common units in exchange for those assets, the working interest owners became members. REP’s wholly-owned subsidiary also acquired the operations of the Champions Assets. See “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for more information.
In connection with the acquisition of the Champions Assets, REG entered into a joint operating agreement, for the operation of the Champions Assets, by a subsidiary of REG. Pursuant to the joint operating agreement, this subsidiary served as the operator of record of the Champions Assets until operatorship was transferred to REP’s wholly-owned subsidiary, RPOC, effective as of June 1, 2017. In connection with the transfer of operator of record to RPOC, the joint operating agreement relating to the operations of the Champions Assets was terminated effective June 1, 2017.
REP’s board of managers has been composed of representatives from REG, Yorktown, Boomer and Bluescape. See “REP Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for more information on the contribution.
Other Affiliate Matters
Mr. Bobby Riley is the chairman of REP’s board of directors and Chief Executive Officer. Mr. Riley also serves as a member of the board of directors of REP’s unitholder REG. Given Mr. Riley’s roles with both REP and REG, a conflict of interest could arise which could adversely affect the interests of REP’s unitholders, including conflicts involving payment or performance under prior agreements with REG or agreements REP may enter into in the future with REG or its subsidiaries or affiliates. Please see “Management following the Merger” for more information.
From October 10, 2016 through June 2017, REP reimbursed REG for certain personnel and general and administrative expenses at cost. The expenses included payroll, general and administrative, software licensing fees and accounting and bookkeeping services. In addition, REP reimbursed REG for an overhead allocated including office space and utilities. As of the year ended September 30, 2017, the aggregate amount of such actual costs reimbursed by REP to REG was approximately, $1.6 million. In June 2017, REP terminated the expense reimbursement arrangement with REG and have thereafter operated independently.
Combo Resources
In May 2019, Polaris E&P, LLC (“Polaris”), a wholly-owned subsidiary of REG, and Oakspring Energy Holdings, LLC, a portfolio company of Yorktown Partners (“Oakspring”), each contributed certain assets and liabilities, including without limitation, working capital, working interests in certain oil and natural gas properties and related assets in Bastrop, Fayette and Lee Counties, Texas (referred to as the Viking Project), working interests in certain oil and natural gas properties and related assets in Yoakum, Gaines and Andrews Counties, Texas and Lea County, New Mexico (referred to as the Kachina Project), and working interests in Winkler County (referred to as the Keystone Project), to newly-formed Combo Resources, LLC (“Combo”), in exchange for membership interests in Combo. The contribution transaction is effective as of April 1, 2019.
Simultaneously with the contribution transaction, Combo entered into a management services agreement with RPOC, whereby RPOC will provide certain administrative services to Combo in exchange for payment of a fee equal to $250,000 per month and reimbursement of all expenses. On April 16, 2020, RPOC and Combo amended the management services agreement to reduce the monthly fee payable thereunder to $150,000 for the period between June 1, 2020 through July 31, 2020 and further reduced to $100,000 for the remainder of the term.
Employee Holding Company
Effective June 10, 2019, REP formed a wholly-owned subsidiary, Riley Employee Member, LLC (“REM”), and contributed 0.1% of its membership interest in RPOC to REM. Simultaneously, REP assigned the employment agreements of its named executive officers to RPOC and entered into an administrative services agreement with RPOC whereby RPOC provides personnel to Riley Permian in exchange for payment of an amount equal to the direct payroll expense associated with the wages and compensation expenses incurred by RPOC to provide personnel to REP and fee equal to 1% of such expenses. The named executive officers remain the named executive officers of REP.
Registration Rights Agreement
REP has entered into a second amended and restated registration rights agreement (the “Registration Rights Agreement”) with REG, Yorktown, Boomer, Bluescape, Bobby Riley, Kevin Riley and Corey Riley. The Registration Rights Agreement provides for customary rights for these parties to demand that REP (or certain successors by merger, which would include TGC) file a resale shelf registration statement and certain piggyback rights with respect to registrable securities held by such parties (which registrable securities would include the TGC common stock to be received in the merger). Pursuant to the terms of the Registration Rights Agreement, 194,724,402 shares of TGC common stock will be registrable under the Registration Rights Agreement following the closing of the merger. In addition, the agreement will grant these parties customary rights to participate in certain underwritten offerings of TGC common stock that TGC may conduct.
Subject to certain limitations described below, REP has agreed no later than 60 days following the merger to prepare and file a registration statement registering the offer and sale of their registrable securities. Subject to certain limitations in the Registration Rights Agreement, parties to the agreement holding more than 15% of the then-currently registrable securities under the agreement can require REP to participate in a firm underwritten resale of the securities; provided that the combined company will not be obligated to participate in more than two such underwritten resales per year.
Subject to certain exceptions, if at any time the combined company proposes to register an offering of equity securities or conduct an underwritten offering, whether or not for its own account, then the combined company must notify the equity holders party to the Registration Rights Agreement of such proposal to allow them to include a specified number of their registrable securities in that registration statement or underwritten offering, as applicable.
These registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the combined company’s right to suspend use of a prospectus under a registration statement under certain circumstances, including if the combined company is pursuing a bona fide material acquisition, merger, reorganization, disposition or other similar transaction and the combined company’s board of managers determines in good faith that the combined company’s ability to pursue or consummate such a transaction would be materially and adversely affected by any required disclosure of such transaction in the registration statement (and such disclosure is then-required therein by applicable law, rule or regulation to permit offers and sales thereunder), the combined company has experienced some other material non-public event the disclosure of which in the registration statement at such time, in the good faith judgment of the combined company’s board, would materially and adversely affect the combined company (and such disclosure therein is then-required by applicable law, rule or regulation to permit offers and sales thereunder), or the combined company’s board shall have determined in good faith, upon the advice of counsel, that it is required by law, rule or regulation to file a post-effective amendment to such registration statement to reflect certain updated information of the type described in the Registration Rights Agreement. The Registration Rights Agreement provides certain time limitations on how long such delays may be implemented. The combined company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.
Limitation of Liability and Indemnification Matters
REP’s fourth amended and restated limited liability company agreement limits the liability of its managers for monetary damages for breach of their fiduciary duty as managers, except for liability that cannot be eliminated under the DLLCA. Delaware law provides that managers of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to REP or its unitholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 607 of the DLLCA; or
•	for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
REP’s fourth amended and restated limited liability company agreement also provides that REP will indemnify its directors and officers to the fullest extent permitted by Delaware law. REP’s fourth amended and restated limited liability company agreement also permits REP to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as REP’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. REP intends to enter into indemnification agreements with each of its current and future directors and executive officers. These agreements will require REP to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to REP, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. REP believes that the limitation of liability provision that is in REP’s fourth amended and restated limited liability company agreement and the indemnification agreements will facilitate REP’s ability to continue to attract and retain qualified individuals to serve as directors and officers.
On October 7, 2020, REP’s fourth amended and restated limited liability company agreement was amended to provide for certain tax allocations amongst REXG and certain of REP’s management members.
Familial Relationship
There is a family relationship between Mr. Bobby Riley and REP’s President and Interim Chief Financial Officer, Mr. Kevin Riley, and REP’s Executive Vice President Business Intelligence, Mr. Corey Riley, as father and sons. Mr. Kevin Riley and Mr. Corey Riley are brothers.
TGC Transactions
Certain Transactions
During the 4th quarter of 2018, TGC acquired all of Hoactzin’s working interest in all drilling program wells for $134,690. The acquisition was authorized by the two nonrelated party directors in accordance with TGC’s related party transaction policy, and was made on the same terms offered to all participants and accepted by four of the five drilling program participants other than Hoactzin electing to sell their interest to TGC. One participant did not accept TGC’s offer to purchase its interest. Other than that acquisition, there have been no material transactions, series of similar transactions or currently proposed transactions entered into during 2019 and 2018 to which TGC or any of its subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of TGC’s total assets at year-end for its last two completed fiscal years in which any director or executive officer or any security holder who is known to TGC to own of record or beneficially more than 5% of TGC 's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.
In this section of the proxy statement/prospectus, TGC describes two transactions of the type described above, that TGC entered into with Hoactzin in 2007 that remained in existence for a portion of the year in 2018. Those two transactions are the “net profits agreement” and the “drilling programs”. In January 2018, TGC sold its methane facility assets, thereby ending the net profits agreement at the Methane Project. In November 2018, TGC acquired Hoactzin’s interest in the Ten Well Program for $131,290. As noted above, Peter E. Salas, the Chairman of the Board of Directors of TGC, is the controlling person of Hoactzin and of Dolphin Offshore Partners, L.P., TGC’s largest shareholder. These two 2007 transactions between TGC and Hoactzin are described above in “TGC Business”.
The approximate dollar value of the amount of Hoactzin’s interest in each of these two 2007 transactions during a portion of 2018 was as follows: (1) Ten Well Program - $33,000 in 2018 (calculated as the total payments attributable to Hoactzin for its program interest); and (2) Net Profits agreement at the Methane Project - $0 in 2018.
In addition to the two 2007 transactions, Hoactzin also owned a drilling program interest in TGC’s “6 Well Program” in Kansas, acquired in 2005 by Hoactzin in exchange for surrender of TGC’s promissory notes given by TGC for borrowings to fund the redemption in 2004 of TGC’s three series of preferred stock, all as previously disclosed. In November 2018, TGC acquired Hoactzin’s interest in the 6 Well Program for $3,400. The approximate dollar value of the amount of Hoactzin’s interest in the 6 Well Program was $9,000 in 2018 (calculated as the total payments attributable to Hoactzin for its program interest). Following the acquisition of all Hoactzin’s drilling program interests in November 2018, there will be no interest of Hoactzin in the ten well or six well drilling programs in any future period.
In addition to the above, one transaction of the type described above was entered into in 2007 but has expired by its own terms. On December 18, 2007, TGC entered into a Management Agreement with Hoactzin to manage on behalf of Hoactzin all of its working interest in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As part of the consideration for TGC’s agreement to enter into the Management Agreement, Hoactzin granted to TGC an option to participate in up to a 15% working interest on a dollar for dollar cost basis in any new drilling or workover activities undertaken on Hoactzin’s managed properties during the term of the Management Agreement. The Management Agreement expired on December 18, 2012.
TGC entered into a transition agreement with Hoactzin whereby TGC will no longer perform operations, but will administratively assist Hoactzin in becoming operator of record of these wells and administratively assist Hoactzin in the transfer of the corresponding bonds from TGC to Hoactzin. This assistance is primarily related to signing the necessary documents to effectuate this transition. Hoactzin and its controlling member are indemnifying TGC for any costs or liabilities incurred by TGC resulting from such assistance, or the fact that TGC is the operator of record on certain of these wells. As of the date of this proxy statement/prospectus, TGC continues to administratively assist Hoactzin with this transition process.
As operator during the term of the Management Agreement that expired in 2012, TGC routinely contracted in its name for goods and services with vendors in connection with its operation of the Hoactzin properties. In practice, Hoactzin directly paid these invoices for goods and services that were contracted in TGC’s name. As a result of the operations performed by Hoactzin in late 2009 and 2010, Hoactzin had significant past due balances to several vendors, a portion of which were included on TGC’s balance sheet. Payables related to these past due and ongoing operations remained outstanding at December 31, 2017 in the amount of $159,000. TGC had recorded the Hoactzin-related payables and the corresponding receivable from Hoactzin as of December 31, 2017 in its Consolidated Balance Sheets under “Accounts payable – other” and “Accounts receivable – related party”. However, Hoactzin had not made payments to reduce the $159,000 of past due balances from 2009 and 2010 since the second quarter of 2012. Based on these circumstances, TGC had elected to establish an allowance in the amount of $159,000 for the balances outstanding at December 31, 2017. This allowance was recorded in TGC’s Consolidated Balance Sheets under “Accounts receivable – related party”. At year-end 2018, TGC has determined that the outstanding balances under these vendor contracts for services or materials provided in 2009 and 2010 were not recoverable against TGC by operation of applicable statutes of limitation or prescription, and consequently, the associated account payable and accounts receivable amounts had been removed from TGC’s balance sheet at December 31, 2018. This removal resulted in TGC recording other income in 2018 in the amount of $159,000.
TGC as designated operator of the Hoactzin properties was administratively issued an “Incident of Non-Compliance” by BSEE during the quarter ended September 30, 2012 concerning one of Hoactzin’s operated properties. This action called for payment of a civil penalty of $386,000 for failure to provide, upon request, documentation to the BSEE evidencing that certain safety inspections and tests had been conducted in 2011. On July 14, 2015, the federal district court in the Eastern District of Louisiana affirmed the civil penalty without reduction. TGC did not further appeal. In the third quarter of 2015, TGC paid the civil penalty and statutory interest thereon from funds borrowed under its credit facility. In the fourth quarter of 2015, TGC received a return of the cash collateral previously provided to RLI Insurance Company. TGC has not advanced any funds to pay any obligations of Hoactzin and no borrowing capability of TGC has been used in connection with its obligations under the Management Agreement, except for those funds used to pay the civil penalty and interest thereon.
During the second quarter of 2015, TGC received from Hoactzin a copy of an internal analysis prepared by Hoactzin setting out certain issues that Hoactzin may consider to form the basis of operational and other claims against TGC primarily under the Management Agreement. This analysis raised issues other than the “Incident of Non-Compliance” discussed above. TGC believes that there is no legal basis for such claims and that any such claims are barred by applicable statutes of limitations, and TGC has received the written release from affiliates of Hoactzin, including Peter E. Salas, of TGC and its affiliates from any such claims.
Combined Company Related Party Transaction Policy
The combined company’s board of directors will adopt a written related party transactions policy following the closing of the merger agreement. Pursuant to this policy, TGC expects that the audit committee will review all material facts of all Related Party Transactions.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
On October 21, 2020, Tengasco, Inc. (“TGC”) and Riley Exploration - Permian, LLC (“REP”) entered into the merger agreement, pursuant to which a newly-formed wholly-owned subsidiary of TGC, Antman Sub, LLC (“Merger Sub”), will merge with and into REP (the “merger”) on the terms and subject to the conditions of the merger agreement, with REP continuing as the surviving entity in the merger and as a wholly-owned subsidiary of TGC. At the effective time, each REP common unit issued and outstanding immediately prior to the effective time (other than excluded units) will be cancelled and converted into the right to receive 97.796467 shares of TGC common stock.
The following unaudited pro forma condensed consolidated and combined financial information is based on the historical consolidated financial statements of REP and TGC, adjusted to reflect the merger of REP and TGC, which is accounted for as an acquisition of TGC by REP. Transaction details related to the merger, reclassification adjustments and other pro forma adjustments have been described below and within the notes to the unaudited pro forma condensed consolidated and combined financial statements.
The unaudited pro forma condensed consolidated and combined balance sheet gives effect to these transactions and related adjustments as if they had occurred on September 30, 2020. The unaudited pro forma condensed consolidated and combined statements of operations combine the results of operations of REP’s fiscal year ended September 30, 2020 and TGC’s results of operations for the twelve month period ended September 30, 2020 and give effect to these transactions and related adjustments as if they had occurred on October 1, 2019. Furthermore, TGC’s result of operations for the twelve month period ended September 30, 2020 were derived from TGC’s unaudited consolidated statement of operations for the nine months ended September 30, 2020 combined with the three month period ended December 31, 2019. The three month period was obtained by using TGC’s audited consolidated statement of operations for the year ended December 31, 2019 as adjusted to remove TGC’s unaudited consolidated statement of operations for the nine months ended September 30, 2019. REP will continue to follow its fiscal year end of September 30, subsequent to the merger. Further, the pro forma condensed consolidated and combined financial statements have been presented using REP’s fiscal year end of September 30 as REP is the accounting acquirer and management considered such presentation of the pro forma condensed consolidated and combined financial statements to be more meaningful.
The pro forma financial statements have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles with TGC being the legal acquirer and REP as the accounting acquirer. From an accounting perspective, reverse acquisition principles apply, and therefore, the financial statements of the combined entity represent a continuation of the financial statements of REP. As such, the historical cost bases of assets and liabilities of REP are maintained in the financial statements of the merged company and the assets and liabilities of TGC are accounted for at fair value under the acquisition method of accounting. The unaudited pro forma condensed consolidated and combined balance sheet reflects the allocation of (1) the fair value of the consideration transferred and (2) the fair value of the underlying assets acquired and liabilities assumed of TGC based upon their estimated fair values.
In addition to the merger, the unaudited pro forma financial statements give effect to the following related adjustments:
•	adjustments to conform the classification of certain assets and liabilities in TGC's historical balance sheets to REP's classification of similar assets and liabilities;
•	adjustments to conform the equity in TGC’s and REP’s historical balance sheet to the equity structure of the merged entity according to the merger details outlined in this document; and
•	adjustments to conform the classification of revenues and expenses in TGC’s historical statements of operations to REP’s classification of similar revenues and expenses.
The historical financial statements of REP and TGC have been adjusted to give pro forma effect to events that are (i) directly attributable to the merger and related transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated and combined statement of operations, expected to have a continuing impact on the combined company's results. Accordingly, the unaudited pro forma condensed consolidated and combined statements of operations exclude the impact of nonrecurring expenses REP and TGC expect to incur as a result of the acquisition and related financings, which are primarily non-capitalizable transaction costs. These transaction costs are reflected on the condensed consolidated and combined balance sheet based on the cost being directly attributable and factually supportable. However, such expenses are not reflected on the pro forma condensed consolidated and combined statements of operations because they would not be expenses that the combined entity would expect to incur on an ongoing basis.
The unaudited pro forma condensed consolidated and combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated and combined financial statements, REP’s historical audited financial statements as of and for the years ended September 30, 2020 and 2019 and TGC’s historical audited financial statements as of and for the year ended December 31, 2019, and TGC’s historical unaudited condensed consolidated financial statements as of and for the nine month period ended September 30, 2020, each of which is included in this proxy statement/ prospectus. They also should be read in conjunction with the risk factors described in the section entitled “Risk Factors” beginning on page 29.
The unaudited pro forma condensed consolidated and combined financial information is for informational purposes only and is not intended to represent or to be indicative of the combined results of operations or financial position that the pro forma condensed consolidated and combined company would have reported had the merger and related transactions been completed as of the dates set forth in this unaudited pro forma condensed consolidated and combined financial information and should not be taken as indicative of the combined company's results of operations or financial position. A final determination of the fair value of TGCs' assets and liabilities will be based on the actual assets and liabilities of TGC that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration upon the consummation of the merger will be determined based on the closing price of TGC’s common stock on the closing date of the merger. REP estimated the fair value of TGC’s assets and liabilities based on discussions with TGC’s management, preliminary valuation studies, due diligence and information presented in TGC’s SEC filings. Until the merger is completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and/or statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein. The actual results may differ significantly from those reflected in the unaudited pro forma condensed consolidated and combined financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma condensed consolidated and combined financial information and actual results.
The unaudited pro forma condensed consolidated and combined financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue or other factors that may result as a consequence of the merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed consolidated and combined statements of operations exclude projected synergies expected to be achieved as a result of the merger, which are described in the sections entitled “Opinion of Roth Capital Partners, LLC to the TGC Board of Directors” beginning on page 90, nor do they include any associated costs that may be required to be incurred to achieve the identified synergies. The unaudited pro forma condensed consolidated and combined statements of operations also exclude the effects of costs associated with any restructuring, integration activities or asset dispositions resulting from the merger and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the merger. However, such costs could affect the combined company following the merger in the period the costs are incurred or recorded. Further, the unaudited pro forma condensed consolidated and combined financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED
BALANCE SHEET
AS OF SEPTEMBER 30, 2020
($ in thousands)
	REP Historical	TGC Historical	Reclassification Adjustments		Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1,660	$ 2,545	$—		$—		$4,205
Accounts receivable	10,128	262	—		—		10,390
Accounts receivable - related parties	55	—	—		—		55
Inventory	—	302	—		—		302
Current derivative assets	18,819	—	—		—		18,819
Prepaid expenses and other current assets	1,752	160	—		—		1,912
Total current assets	32,414	3,269	—		—		35,683

Non-current assets:
Loan fees, net	—	2	—		—		2
Right of use asset	700	58	—		—		758
Oil and gas properties, net (full cost, accounting method)	—	3,914	(3,914)	(a)	—		—
Oil and natural gas properties, net (successful efforts)	310,726	—	3,914	(a)	(1,517)	(b)	313,123
Other property and equipment, net	1,801	134	—		—		1,935
Goodwill	—	—	—		8,362	(h)	8,362
Non-current derivative assets	3,102	—	—		—		3,102
Other non-current assets	2,249	—	—		—		2,249
Total non-current assets	318,578	4,108	—		6,845		329,531

Total assets	$ 350,992	$ 7,377	$—		$ 6,845		$ 365,214

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	4,739	304	—		—		5,043
Accrued liabilities	8,746	255	—		3,500	(i)	12,501
Revenue payable	4,432	—	—		—		4,432
Current lease liability	392	116	—		—		508
Current maturities of long-term debt	—	101	—				101
Asset retirement obligation - current	—	75	—		(17)	(c)	58
Advances from joint interest owners	254	—	—		—		254
Current derivative liabilities	—	—	—		—		—
Total current liabilities	18,563	851	—		3,483		22,897

Non-Current Liabilities:
Non-current lease liability	314	42	—		—		356
Asset retirement obligations	2,268	1,954	—		(794)	(c)	3,428
Long-term debt, less current maturities	—	65	—		—		65

	REP Historical	TGC Historical	Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
Revolving credit facility	101,000	—	—	—		101,000
Deferred tax liabilities - state	1,834	—	—	—		1,834
Deferred tax liabilities - federal	—	—		49,615	(d)	49,615
Other non-current liabilities	104	—	—	—		104

Total Non-Current Liabilities	105,520	2,061	—	48,821		156,402

Total liabilities	124,083	2,912	—	52,304		179,299

Series A preferred units	60,292	—	—	(60,292)	(e)	—

Members' equity:	166,617	—	—	(166,617)	(e)	—

Stockholders’ equity
Preferred stock, 25,000,000 shares authorized:
Series A Preferred stock, $0.0001 par value, 10,000 shares designated; 0 shares issued and outstanding	—	—	—	—		—
Common stock, $0.001 par value, authorized 100,000,000 shares; 10,680,050 and 10,658,775 shares issued and outstanding	—	11	—	203	(e)	214

Additional paid-in capital	—	58,304	—	180,512	(e)(f)(h)	238,816

Accumulated deficit	—	(53,850)	—	735	(d)(g)(i)	(53,115)

Total stockholders' equity	—	4,465	—	181,450		185,915

Total liabilities and stockholders’ equity	$350,992	$7,377	$—	$ 6,845		$365,214

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2020(2)
($ in thousands, except per share amounts and per unit amounts)
	REP Historical	TGC Historical	Reclassification Adjustments		Pro Forma Adjustments		Pro Forma Combined
Revenues:
Oil and natural gas sales, net	$73,133	$—	$3,426	(j)	$—		$76,559
Oil and gas properties	—	3,426	(3,426)	(j)	—		—
Contract services - related parties	3,800	—	—		—		3,800
Total revenues	76,933	3,426	—		—		80,359
Costs and expenses:
Lease operating expenses	20,997	—	3,165	(k)	—		24,162
Production costs and taxes	3,526	3,193	(3,165)	(k)	—		3,554
Exploration costs	9,923	—	—		10	(m)	9,933
Depletion, depreciation, amortization and accretion	21,479	611	—		(55)	(n)	22,035
General and administrative	10,826	1,713	(14)	(l)	—		12,525
Unit-based compensation expense	963	—	14	(l)	—		977
Costs of contract services - related party	503	—	—		—		503
Transaction costs	1,431	—	—		—		1,431
Total costs and expenses	69,648	5,517	—		(45)		75,120

Income (loss) from operations	7,285	(2,091)	—		45		5,239

Other Income (Expense):
Interest expense	(5,299)	(8)	—		—		(5,307)
Gain on sale of assets and other income	—	10	—		—		10
Gain on derivatives, net	33,876	—	—		—		33,876
Total other income	28,577	2	—		—		28,579

Net Income (Loss) Before Income Taxes	35,862	(2,089)	—		45		33,818

Income tax benefit (expense)	(718)	28	—		(6,936)	(o)	(7,626)
Net income (loss)	35,144	(2,061)	—		(6,891)		26,192

Dividends on preferred units	(3,535)	—	—		3,535	(p)	—
Net income (loss) attributable to common units	31,609	(2,061)	—		(3,356)		26,192
Earnings per unit/share:
Basic	$20.67	$(0.19)	—		—		$0.12
Diluted	$17.24	$(0.19)	—		—		$0.12
Weighted average common shares/units outstanding:
Basic	1,528,555	10,669,602	—		—		209,978,802
Diluted	2,037,952	10,669,602	—		199,309,200	(q)	209,978,802(1)

(1)
As discussed in the proxy statement/prospectus, management of the combined entity has contemplated a reverse stock split after closing of the transaction. Risks related to the merger and the proposed reverse stock split are included within the “Risk Factors” section of this proxy statement/prospectus. Depending on the factors present at the time, the reverse stock split will be effected using the minimum-maximum ratio of 1 for 8 and 1 for 12. The table below depicts the effects of the reverse stock split on the number of Pro forma shares outstanding and the Pro forma EPS calculation:

For the year ended September 30, 2020
Weighted average common shares/units outstanding	209,978,802
Weighted average common shares/units outstanding - After 1 for 8 reverse stock split	26,247,350
Weighted average common shares/units outstanding - After 1 for 12 reverse stock split	17,498,233
Earnings per unit/share - After 1 for 8 reverse stock split	$1.00
Earnings per unit/share - After 1 for 12 reverse stock split	$1.50
(2)
TGC’s historical statements of operations were adjusted to only include the twelve months ended September 30, 2020. The data in the above table includes the financials for the period October 1, 2019 through September 30, 2020. The historical data in the above table will not be comparative to the financials included in other sections of this filling. The table below includes a reconciliation of TGC’s historical statement of operations for the nine month period ended September 30, 2020 to the twelve month period ended September 30, 2020.

Unaudited Reconciliation of TGC’s historical statement of operations for the twelve month period from October 1, 2019 through September 30, 2020
	For the Nine Months Ended September 30 2020 (Unaudited)	For the Three Months Ended December 31 2019 (Unaudited)	For the Twelve Month Period October 1, 2019 - September 30, 2020 (Unaudited)
	(In Thousands)
Revenues
Oil and gas properties	$2,292	$1,134	$3,426
Total revenues	2,292	1,134	3,426

Cost and expenses
Production costs and taxes	2,399	794	3,193
Depreciation, depletion, and amortization	461	150	611
General and administrative	1,324	389	1,713
Total cost and expenses	4,184	1,333	5,517

Net loss from operations	(1,892)	(199)	(2,091)

Other income (expense)
Interest expense	(6)	(2)	(8)
Gain on sale of assets and other income	4	6	10
Total other income (expense)	(2)	4	2

Net loss from operations before income tax	(1,894)	(195)	(2,089)

Deferred income tax benefit	—	28	28
Net loss	(1,894)	(167)	(2,061)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED
FINANCIAL STATEMENTS
Note 1. Basis of Presentation
On October 21, 2020, Tengasco, Inc. (“TGC”) and Riley Exploration – Permian LLC (“REP”) entered into the merger agreement pursuant to which Merger Sub will merge with and into REP, with REP surviving the merger as a wholly owned subsidiary of TGC.
In connection with the merger, and subject to the terms and conditions set forth in the merger agreement, each outstanding REP common unit (with certain exceptions described in the accompanying proxy statement/prospectus) will convert into the right to receive 97.796467 shares of TGC’s common stock. Because the exchange ratio is fixed as set forth in the merger agreement, the market value of the shares of TGC’s common stock that REP members will receive will fluctuate with the share price of TGC’s common stock and will not be known at the time TGC’s stockholders vote on the stock issuance or at the time REP members vote on the adoption of the merger agreement. Based on the closing price of TGC’s common stock on the NYSE American on December 24, 2020, the exchange ratio represented approximately $1.15 in value of consideration per share for each outstanding share of TGC common stock. The unaudited pro forma condensed consolidated and combined financial information has been derived from the historical consolidated financial statements of REP and TGC. Certain TGC's historical amounts have been reclassified to conform to REP’s financial statement presentation and accounting methods.
The unaudited pro forma condensed consolidated and combined balance sheet as of September 30, 2020 gives effect to the merger and related transactions as if they had been completed on September 30, 2020. The unaudited pro forma condensed consolidated and combined statement of operations for the year ended September 30, 2020 gives effect to the merger as if the merger had been completed on October 1, 2019.
The unaudited pro forma condensed consolidated and combined financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions that TGC and REP believe are reasonable; however, actual results may differ from those reflected in these unaudited pro forma condensed consolidated and combined financial statements. In REP’s and TGC’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma condensed consolidated and combined financial statements do not purport to represent what the combined company's financial position or results of operations would have been if the merger and related transactions had actually occurred on the dates indicated above, nor are they indicative of the combined company's future financial position or results of operations. The unaudited pro forma condensed consolidated and combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of each of REP and TGC for the periods presented.
Under the merger agreement, TGC will issue approximately 203 million shares of TGC common stock to Riley members at the closing of the transaction. Following the closing of the transaction, the current members of REP will own 95% of TGC and the current TGC stockholders will own the remaining 5%.
Note 2. Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet
The merger will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon REP’s and TGC’s estimates of, and assumptions related to, the fair value of assets to be acquired and liabilities to be assumed as of September 30, 2020 using currently available information. Due to the fact that the unaudited pro forma condensed consolidated and combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations of the combined companies may be materially different from the pro forma amounts included herein. The combined company expects to finalize the purchase price allocation as soon as practicable.
The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:
•
changes in the estimated fair value of TGC’s assets acquired and liabilities assumed as of the effective time of the merger, which could result from the finalization of valuation procedures and the related assumptions, including interest rates and other factors;

•	changes in the estimated fair value of the consideration transferred depending on its estimated fair value at the date of closing;

•	the tax bases of TGC’s assets and liabilities as of the closing date of the merger; and
•	the factors described in this proxy statement/prospectus, including those identified in the section entitled “Risk Factors”.
In a reverse acquisition, the legal acquirer (accounting acquiree) and not the accounting acquirer (legal acquiree) issues consideration in the transaction. Following the acquisition method of accounting and guidance under ASC 805 and ASC 820 and review of the criteria of input priority and data availability in determining which approaches or methodologies reflect the most readily available fair value, it was determined that the value indication from the subject company transaction method (i.e. TGC stock price) was most appropriate given its reliability with sufficient trade volume. As a result, the consideration transferred is measured by using the December 24, 2020 closing price of TGC common stock price multiplied by the number of shares expected to be owned by TGC shareholders in the newly combined entity. Under acquisition method of accounting this is calculated as follows (in thousands):
Share Price of TGC at December 24, 2020	$1.15
Shares Outstanding as of December 24, 2020	10,684
Total Consideration	$12,287
The consideration to be transferred, fair value of assets acquired and liabilities assumed was calculated as follows:
Preliminary Purchase Price Allocation
(In thousands)
Consideration:
Fair value of TGC common stock	$12,287
Total consideration	$12,287
Fair value of assets acquired:
Cash and cash equivalents	$2,545
Accounts receivable	262
Inventory	302
Prepaid expenses and other current assets	160
Oil and Gas Properties	2,397
Loan fees, net	2
Other property and equipment, net of lease liabilities	34
Amounts attributable to assets acquired	$ 5,702
Fair value of liabilities assumed:
Accounts payable - trade	$304
Accrued liabilities	255
Asset retirement obligations - current	58
Asset retirement obligations - non-current	1,160
Amounts attributable to liabilities assumed	$1,777
Total tangible net assets	$ 3,925
Goodwill	$ 8,362
Total tangible net assets and goodwill	$12,287
The estimated consideration reflected in the pro forma financial statements should not be considered to represent the actual consideration when the proposed merger is consummated.
In accordance with ASC 805, the fair value of consideration will be measured on the closing date of the proposed merger at the then-current market price. This requirement will result in total equity consideration upon consummation of the merger that is different than the amount assumed in these pro forma financial statements and that difference may be material. Stock prices significantly impact the value in the consideration transferred and resulting goodwill. Based on recent volatility, a 10% change in the value of the consideration transferred is reasonably possible based on recent commodity price volatility. The following table presents the impact of a 10% increase or decrease in fair value of consideration and resulting goodwill:
(unaudited, in thousands)	Purchase Price	Estimated Goodwill
As presented in the pro forma combined results	$12,287	$8,362
10% increase in total consideration	13,516	9,591
10% decrease in total consideration	11,058	7,133
Changes in the fair value of consideration and changes in the valuation inputs used to value assets acquired will result in changes to the preliminary price allocation and such changes may be material.
Adjustments to the Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet as of September 30, 2020
The following reclassifications were made as a result of the transaction to conform to REP’s financial statement presentation:
(a)
Represents a reclassification of approximately $3.914 million from proved and unproved properties under the full cost method of accounting to oil and natural gas properties under the successful efforts method of accounting.

The following pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change:
(b)
Adjustment to reflect a $1.517 million reduction in gross historical book basis of oil and natural gas properties of TGC to reflect the estimated fair value of the assets assumed as part of the merger. The estimated fair value of TGC proved oil and gas properties and unproved properties was determined using a combination of income and market approach. The income approach relied upon a discounted cash flow analysis. Any change to the fair value of consideration would likely have a material effect on the valuation and such adjustments.

(c)
Adjustment to reflect a decrease of $0.794 million in TGC asset retirement obligation – non-current to reflect it at fair value and a decrease of $0.017 million in TGC asset retirement obligation – current to reflect the expected costs to be incurred within twelve months.

(d)
Adjustment to reflect the pro forma net deferred tax liability of $49.615 million as of September 30, 2020 arising from temporary differences between the historical cost and tax basis of REP’s assets and liabilities as a result of becoming taxable. The pro forma deferred tax liabilities reflect the rates expected to be in effect when the temporary differences reverse in the future, which is 21%. A charge to establish such net deferred tax liabilities will be recognized in the period when the change in the status occurs but has not been reflected in the pro forma consolidated statement of operations.

(e)
Adjustment to reflect the recapitalization of REP upon closing of the Transaction. REP will be issued approximately 203 million shares of TGC Common Stock. REP existing Members’ Equity less the par value of TGC stock will be reclassified to Additional Paid-In Capital.

(f)
Adjustment to reflect a decrease of $1.517 million in the net effect of all changes from book value to fair value in connection with the adjustments to TGC assets and liabilities assumed as part of the merger.

(g)	Adjustment to reflect the elimination of TGC’s historical cumulative deficit in connection with the acquisition method of accounting.
(h)
Adjustment to reflect a $8.362 million increase in goodwill and additional paid-in capital in connection with the closing of this transaction. The goodwill may be significantly different than that used for this preliminary allocation.

(i)
Reflects the estimated transaction costs of $3.5 million related to the merger, including underwriting, banking, legal, accounting fees that are not capitalized as part of this transaction. These costs are not reflected in the historical September 30, 2020 condensed consolidated balance sheets of REP and TGC, but reflected in the unaudited pro forma unaudited condensed consolidated and combined balance sheet as an increase to accrued liabilities as they will be expensed by REP and TGC as incurred. These amounts and their corresponding tax effects have not been reflected in the unaudited pro forma consolidated and combined statement of operations due to their nonrecurring nature.
Note 3. Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations
Adjustments to the Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations for the year ended September 30, 2020
The following reclassifications were made as a result of the transaction to conform to REP’s financial statement presentation:
(j)	Reclassification of $3.426 million of TGC’s oil and gas properties revenue to conform to REP’s presentation of oil and natural gas sales, net.
(k)	Reclassification to reflect the $3.165 million of lease operating expense incurred by TGC for the twelve months ended September 30, 2020 under the successful efforts method of accounting.
(l)	Reclassification to reflect the $0.014 million of general and administrative expense to conform to REP’s presenation of unit-based compensation expense.
The following pro forma adjustments are based on REP’s preliminary estimates and assumptions that are subject to change:
(m)	Adjustment to reflect the $0.010 million of exploration expense incurred by TGC for the twelve months ended September 30, 2020 under the successful efforts method of accounting.
(n)
Adjustment to eliminate TGC’s historical depreciation, depletion and amortization (“DD&A”) of $0.055 million under the full costs basis of accounting to reflect the balance under successful efforts method of accounting.

(o)
Adjustment to reflect $6.936 million in estimated federal income tax expense associated with the pro forma combined results of operations assuming REP’s earnings had been subject to federal income tax using a federal tax rate of approximately 22.6% based on the estimated US federal income tax rate during the year ended September 30, 2020.

(p)	Adjustment to remove the dividend accrued related to the Series A Preferred Units which are assumed to have been converted on October 1, 2019.
(q)
Adjustment to reflect the Pro Forma number of common shares that would have been issued by taking REP’s weighted average diluted common units outstanding for their respective periods multiplied by the share consideration ratio of 97.796467. The diluted units assume a 1 to 1 conversion of the Series A preferred units into REP’s common units initially and then together all of REP’s common units outstanding are exchanged for TGC’s common shares using the consideration ratio. See Note 4 for further details below.

Note 4. Earnings Per Share
Pro forma earnings from continuing operations per share for the year ended September 30, 2020 has been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted average shares outstanding have been calculated as if the shares to be issued in the merger had been issued and outstanding as of October 1, 2019.
Year Ended September 30, 2020
(in thousands, except per share data)
Net income from continuing operations	$ 26,192
REP's weighted average units	1,529
REP's convertible preferred units	491
REP's restricted units	19
Total REP's units converted	2,038(1)
Weighted average REP shares outstanding - basic and diluted	2,038

Year Ended September 30, 2020
(in thousands, except per share data)
Share consideration ratio	97.796467
Post-share consolidation shares	199,309
Weighted average TGC shares outstanding - basic and diluted	10,670
Adjusted weighted average shares outstanding - basic and diluted	209,979
Net income from continuing operations per share:
Basic and diluted	$0.12
(1)
The total units converted represents the number of REP’s units considered outstanding on a fully diluted basis as of September 30, 2020 which were 2,038. As of December 15, 2020, 2,076 REP were outstanding on a fully diluted basis, which would result in 203 million shares of TGC common stock being issued to REP members.

Note 5. Supplemental Pro Forma Oil and Gas Information
The following tables present the estimated pro forma combined net proved developed and undeveloped oil and natural gas reserves as of September 30, 2020 for REP and TGC, along with a summary of changes in the quantities of net remaining proved reserves during the year ended September 30, 2020 for REP and nine months ended September 30, 2020 for TGC. TGC activity from October 1, 2019 to December 31, 2019 has been excluded in the table below as it is considered immaterial. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on October 1, 2019.
	Oil (MBbls)
	REP Historical	TGC Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
As of September 30, 2019 and December 31, 2019	37,159	803	37,962
Extensions, discoveries and other additions	2,265	—	2,265
Revision of previous estimates	(206)	(86)	(292)
Production	(2,060)	(67)	(2,127)
As of September 30, 2020	37,158	650	37,808
Proved developed reserves:
As of September 30, 2019 and December 31, 2019	19,198	803	20,001
As of September 30, 2020	19,149	650	19,799
Proved undeveloped reserves:
As of September 30, 2019 and December 31, 2019	17,961	—	17,961
As of September 30, 2020	18,009	—	18,009
	Natural Gas (MMcf)
	REP Historical	TGC Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
As of September 30, 2019 and December 31, 2019	40,991	—	40,991
Extensions, discoveries and other additions	3,030	—	3,030
Revision of previous estimates	11,290	—	11,290
Production	(1,628)	—	(1,628)
As of September 30, 2020	53,683	—	53,683
Proved developed reserves:
As of September 30, 2019 and December 31, 2019	23,096	—	23,096
As of September 30, 2020	31,138	—	31,138
Proved undeveloped reserves:
As of September 30, 2019 and December 31, 2019	17,895	—	17,895
As of September 30, 2020	22,545	—	22,545

	NGLs (MBbls)
	REP Historical	TGC Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
As of September 30, 2019 and December 31, 2019	10,812	—	10,812
Extensions, discoveries and other additions	642	—	642
Revision of previous estimates	(513)	—	(513)
Production	(260)	—	(260)
As of September 30, 2020	10,681	—	10,681
Proved developed reserves:
As of September 30, 2019 and December 31, 2019	6,045	—	6,045
As of September 30, 2020	5,847	—	5,847
Proved undeveloped reserves:
As of September 30, 2019 and December 31, 2019	4,767	—	4,767
As of September 30, 2020	4,834	—	4,834
	Total Reserves Equivalent (MBoe)
	REP Historical	TGC Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
As of September 30, 2019 and December 31, 2019	54,803	803	55,606
Extensions, discoveries and other additions	3,412	—	3,412
Revision of previous estimates	1,163	(86)	1,077
Production	(2,592)	(67)	(2,659)
As of September 30, 2020	56,786	650	57,436
Proved developed reserves:
As of September 30, 2019 and December 31, 2019	29,092	803	29,895
As of September 30, 2020	30,186	650	30,836
Proved undeveloped reserves:
As of September 30, 2019 and December 31, 2019	25,711	—	25,711
As of September 30, 2020	26,601	—	26,601
Proved oil, natural gas and NGL reserves are the estimated quantities of oil, natural gas and NGLs that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimate is made. Proved developed oil, natural gas and NGL reserves are proved reserves that can be expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made. A variety of methodologies are used to determine our proved reserve estimates. The principal methodologies employed are decline curve analysis, advance production type curve matching, petrophysics/log analysis and analogy. Some combination of these methods is used to determine reserve estimates in substantially all of our fields. The reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available.
The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of September 30, 2020 is as follows:
	Year Ended September 30, 2020
	REP Historical	TGC Historical	Pro Forma Combined
	(In thousands)
Future cash inflows	$1,533,286	$25,100	$1,558,386
Future production costs	(550,427)	(17,278)	(567,705)
Future development costs	(144,912)	(539)	(145,451)

	Year Ended September 30, 2020
	REP Historical	TGC Historical	Pro Forma Combined
	(In thousands)
Future income tax expense	(3,167)	—	(3,167)
Future net cash flows for estimated timing of cash flows	834,780	7,283	842,063
10% annual discount for estiamted timing of cash flows	(532,442)	(3,058)	(535,500)
Standardized measure of discounted future net cash flows	$302,338	$4,225	$306,563
The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows: (i) estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions; (ii) estimated future cash flows are compiled by applying the twelve month average of the first of the month prices of crude oil and natural gas relating to the proved reserves to the year-end quantities of those reserves for reserves; (iii) future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions, plus overhead incurred; (iv) future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the oil and natural gas properties, other deductions, credits and allowances relating to the proved oil and natural gas reserves; and (v) future net cash flows are discounted to present value by applying a discount rate of 10%.
The assumptions used to compute the standardized measure are those prescribed by the FASB and the Securities and Exchange Commission. These assumptions do not necessarily reflect expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations, since these reserve quantity estimates are the basis for the valuation process. Reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.
The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended September 30, 2020 are as follows:
	Year Ended September 30, 2020
	REP Historical	TGC Historical	Pro Forma Combined
	(In thousands)
As of September 30, 2019 and December 31, 2019	$442,212	$8,365	$450,577
Sales of crude oil, natural gas and NGLs, net	7,328	(204)	7,124
Net change in prices and production costs	(162,571)	(2,896)	(165,467)
Net change in future development costs	(12,348)	(309)	(12,657)
Extension, discoveries and other additions	17,490	—	17,490
Revisions of previous quantities	(48,611)	(983)	(49,594)
Previously estimated development costs incurred	10,448	—	10,448
Net change in income taxes	891	—	891
Accretion of discount	44,627	518	45,145
Other	2,872	(266)	2,606
As of September 30, 2020	$302,338	$4,225	$306,563

DESCRIPTION OF TGC COMMON STOCK
Transfer Agent and Registrar
The transfer agent and registrar for TGC common stock is Continental Stock Transfer & Trust Company.
NYSE American
TGC common stock is listed on the NYSE American under the symbol “TGC.”
Holders
As of January 15, 2021, the number of shareholders of record of TGC’s common stock was 244 and management believes that there are approximately 4,536 beneficial owners of TGC’s common stock.
Equity Compensation Plan Information
The following table sets forth information regarding the Company’s equity compensation plans as of December 31, 2020.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding, options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approve by security holders(1)	1,250	$1.20	253,425
Equity compensation plans not approved by security holders	—	—	—
Total	1,250	$1.20	253,425
(1)
Refers to Tengasco, Inc. 2018 Stock Incentive Plan (the “2018 Plan”) which was adopted to provide an incentive to key employees, officers, directors and consultants of the Company and its present and future subsidiary corporations, and to offer an additional inducement in obtaining the services of such individuals. The 2018 Plan contains the same substantive terms of the Company’s previous stock incentive plan adopted in October, 2000 and as thereafter amended until its expiration on January 10, 2018. The 2018 Plan provided an aggregate number of shares for which shares, options, and stock appreciation rights may be issued under the 2018 Plan equal to the number of shares that were available in the previous plan upon its expiration. The 2018 Plan was approved by a majority of the Company’s shareholders acting on written consent and the shares thereunder were subject to Registration Statement on Form S-8 filed August 27, 2018.

COMPARISON OF RIGHTS OF HOLDERS OF TGC COMMON STOCK AND REP COMMON UNITS
TGC is incorporated under the laws of the State of Delaware as a Delaware corporation, and REP is organized under the laws of the State of Delaware as a Delaware limited liability company. If the merger is completed, REP members will become TGC stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of TGC and the amended and restated certificate of incorporation of TGC.
The table below summarizes the material differences between the current rights of REP under REP’s certificate of formation (the “REP certificate”) and fourth amended and restated limited liability company agreement (the “REP LLC Agreement”), and the current rights of TGC stockholders under TGC’s amended and restated certificate of incorporation (the “TGC charter”) and amended and restated bylaws (the “TGC bylaws”), each as amended, as applicable, and as in effect immediately prior to the merger.
While TGC and REP believe that the summary tables cover the material differences between the rights of their respective stockholders and members prior to the merger and the rights of TGC stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of TGC stockholders and REP members and are qualified in their entirety by reference to the DGCL, the DLLCA and the various documents of TGC and REP that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a TGC stockholder and an REP member before the merger and being a TGC stockholder after the merger. TGC has filed copies of the TGC charter and the TGC bylaws with the SEC, and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. REP will also send copies of its documents referred to in this proxy statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.
Current REP Rights Versus TGC Rights Pre-Merger
Provision	REP (Pre-Merger)	TGC (Pre-Merger)
Elections of Directors or Managers; Voting; Procedural Matters

Authorized Equity
An aggregate of 1,700,128 common units have been authorized for issuance under the REP LLC Agreement, including 1,500,000 of which were issued under contribution agreements in September 2017 at a per unit price of $100 and 200,128 of which are reserved and authorized for issuance solely pursuant to the REP 2018 Long Term Incentive Plan.

An aggregate of 511,695 series A preferred units have been authorized for issuance under the REP LLC Agreement, including an aggregate of 416,666 of which were issued under unit purchase agreements in March and September 2017 at a per unit price of $120 and an aggregate of 95,029 of which were issued as distributions on the series a preferred units that were paid in-kind to the holders thereof.

In addition to the remaining 135,680 common units authorized for issuance under the REP 2018 Long Term

The TGC charter authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share. As of January 15, 2021, TGC had 10,685,042 shares of common stock outstanding and no shares of preferred stock outstanding.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

Incentive Plan, additional common units and series A preferred units may be authorized for issuance in the future by the board of managers in accordance with the terms of the REP LLC Agreement.

As of January 15, 2021, REP had 1,529,937 common units outstanding and 511,695 series A preferred units outstanding.

Number of Directors or Managers
The REP LLC Agreement provides that the REP board of managers shall consist of up to four (4) natural persons who need not be REP members or residents of the State of Delaware. REP currently has four managers.

The TGC charter and the TGC bylaws currently provide that the number of directors that constitute the whole TGC board of directors is fixed by, or in the manner provided in, the TGC bylaws. The TGC bylaws currently state that the number of directors of TGC shall not be less than three (3) or more than ten (10). TGC currently has 3 directors.

Regular Meetings of Directors or Managers
The REP LLC Agreement provides that the REP board of managers shall be held not less often than quarterly at such times and places as may be fixed from time to time by resolution adopted by the managers. Except as otherwise provided by statute or the REP certificate, any and all business that may be performed by the REP board of managers hereunder may be transacted at any regular meeting. REP shall provide to each manager not less than three (3) business days prior to each such regular meeting a briefing book containing the relevant information to be conducted at such regular meeting.

The TGC bylaws provide that the TGC board of directors shall schedule regular meeting as they deem necessary by a vote of majority of the directors then serving, provided, however, the TGC board of directors shall have at least one annual regular meeting immediately after the annual meeting of TGC stockholders. Notice of regular meetings, unless waived, shall be given by mail, electronic transmission or fax transmission or in person to each director, at his or her address as the same may appear on the records of TGC, or in the absence of such address, at his or her residence or usual place of business, at least three (3) days before the day on which the meeting is to be held.

Special Meetings of Directors or Managers
The REP LLC Agreement provides that special meetings of the REP board of managers may be called by any manager by giving written notice thereof to the other managers. Such notice of a special meeting shall state the time, date and purpose or purposes of the proposed meeting, and it shall be given to the other managers so that it is actually received no less than two (2) business days, and no more than 14 calendar days, prior to the date of the meeting.

The TGC bylaws provide that special meetings of the TGC board of directors may be held any time on the call of the Chief Executive Officer of TGC, the Chairman of the TGC board of directors or at the request in writing of a majority of the members of the TGC board of directors then serving. Notice of the time and place of all special meetings of the TGC board of directors shall be orally or in writing, by telephone, facsimile, electronic mail, telegraph or telex, during normal business hours, at

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any special meeting of the TGC board of directors shall state the purpose thereof. If the Secretary of TGC shall fail or refuse to give such notice, then the notice may be given by the officer or any one of the directors making the call.

Stockholder or Member Nominations and Proposals
The REP LLC Agreement provides that the REP members shall vote all of their REP common units and any other voting securities of REP over which they have voting control, at any regular or special meeting, in order to cause (i) the election to the REP board of managers of one (1) representative designated by Yorktown Energy Partners XI, L.P.; (ii) the election to the REP board of managers of one (1) representative designated by Riley Exploration Group, Inc.; (iii) the election to the REP board of managers of one (1) representatives designated by Boomer Petroleum, LLC; and (iv) the election to the Board of Managers of one (1) representative designated by Bluescape Riley Exploration Holdings LLC.

The TGC bylaws provide that nominations of any person for election to the TGC board of directors at an annual meeting or at a special meeting may be made (i) by the TGC board of directors or (ii) by any TGC stockholder who timely complies with the notice procedures set forth below.

The TGC bylaws further provide that a stockholder’s notice must be received in writing by the secretary at TGC’s principal executive offices as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than 120 days immediately preceding the date of the mailing of the notice of annual meeting and proxy statement and other materials for the preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or public disclosure was made, which ever first occurs.

Classified Board of Directors or Managers	The REP certificate and the REP LLC Agreement do not provide for the division of the REP board of managers into staggered classes.	The TGC charter and TGC bylaws do not provide for the division of the TGC board of directors into staggered classes.

Director or Manager Action by Written Consent	The REP LLC Agreement provides that unless otherwise restricted by the REP certificate, any action required or permitted to be taken at any meeting of	The TGC bylaws provide that any action required or permitted to be taken at any meeting of the TGC board of directors or any committee thereof may be taken

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

the REP board of managers, or any committee designated by the REP board of managers, may be taken without a meeting if all members of the REP board of managers or committee thereof, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the REP board of managers or committee thereof.

without a meeting, if a written consent to such action is signed by all members of the TGC board of directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the TGC board of directors or committee.

Removal of Directors or Managers
Under the REP LLC Agreement, the REP members shall vote all of their REP common units and any other voting securities of REP over which they have voting control, at any regular or special meeting, in order to cause the removal from the REP board of managers (with or without cause) of any manager at the written request of the party entitled to designate such manager (but only upon such written request and under no other circumstances).

Under the TGC bylaws, any or all of the TGC directors may be removed for cause by a majority vote of the TGC stockholders present, either in person or by proxy, at a meeting called for such purpose and notice of which was provided to the stockholders in accordance with the TGC bylaws.

Special Meeting of the Stockholders or Members
Pursuant to the REP LLC Agreement, the REP members may hold meetings from time to time and such meetings shall be held at such times and places, as often and in such manner as shall be determined by holders of at least 85% of the then-outstanding REP common units, including for the purposes of such determination that number of REP common units as would be issuable upon conversion of all of the outstanding REP series A preferred units on the date of such determination (a “supermajority interest of the REP members”).

The TGC bylaws provide that special meetings of TGC stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by a majority of the TGC board of directors then serving, the Chairman of the TGC board of directors, or the Chief Executive Officer of TGC.

Cumulative Voting	Neither the REP certificate nor the REP LLC Agreement grant the REP members the right to engage in cumulative voting.	The TGC charter specifically denies the ability of the TGC stockholders to engage in cumulative voting.

Vacancies
The REP LLC Agreement provides that the REP members shall vote all of their REP common units and any other voting securities of REP over which they have voting control, at any regular or special meeting, in order to cause, in the event that any manager for any reason ceases to serve as a member of the REP board of managers during his or her term of office, or is temporarily incapable of participating in a meeting of the REP

The TGC bylaws provide that if the office of any director becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, creation of a new directorship, or otherwise, a majority of the remaining members of the TGC board of directors, though less than a quorum, shall choose a successor or successors, or a director to fill the newly created directorship. In no event shall the TGC stockholders

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

board of managers for purposes of achieving a quorum and voting therein, the resulting vacancy on the REP board of managers be filled by the person entitled to appoint such REP manager as described in “Stockholder or Member Nominations and Proposals” above, provided that each so appointed manager is either: (A) an employee of REP, (B) an affiliate of the appointing person, or (C) an employee, advisor, or consultant of the appointing person or its affiliate.
have the right to fill such vacancies, unless the TGC board of directors has determined by resolution that the TGC stockholders shall fill such vacancy at a meeting of the TGC stockholders.

Voting Equity
Under the REP LLC Agreement, it is the intention that the involvement of the REP Members in REP (except as set forth in the paragraph below) is for the purpose of informing the REP members with respect to various REP matters, explaining any information furnished to the REP members in connection therewith, answering any questions the REP members may have with respect thereto and receiving any ideas or suggestions the REP members may have with respect thereto; it being the further intention that the REP board of managers shall have full and exclusive power and authority on behalf of REP to acquire, manage, control and administer the assets, business and affairs of REP, subject to the below.

Pursuant to the REP LLC Agreement, REP (and the officers and agents acting on its behalf) shall not take action in connection with the following matters without the approval of supermajority interest of the REP members: (i) the issuance or repurchase of any debt or equity securities of REP, other than (A) REP units issued as outlined in the REP LLC Agreement; (B) REP units convertible, exchangeable or exercisable in connection with any debt or equity securities approved by each of the REP board of managers and a supermajority interest of the REP members; (C) REP units issued pursuant to an employee stock option plans, employee incentive plans, employee benefit plans, or employment agreements approved by the REP board of managers (D) REP units convertible, exchangeable or exercisable in connection

Under the TGC charter, subject to the rights of any other class or series of stock and the provisions of the laws of the State of Delaware governing business corporations, voting rights of TGC shall be vested in the holders of TGC common stock. Each holder of TGC common stock shall have one vote in respect of each share of such TGC common stock held.

Under the TGC bylaws, when a quorum is present at any meeting of the TGC stockholders, and subject to the provisions of the DGCL, the TGC charter or the TGC bylaws in respect of the vote that shall be required for a specific action, the vote of the holders of a majority of the TGC stock having voting power, present in person or represented by proxy duly authorized by the stockholder and filed with the Secretary of TGC, shall decide any question brought before the meeting, unless the question is one upon which, by express provision of the statutes or of the TGC charter or of the TGC bylaws, a different vote is required, in which case the express provision shall govern and control the decision of such question. Each TGC stockholder shall have one (1) vote for each share of stock having voting power registered in his or her name on the books of TGC, except as otherwise provided in the TGC charter.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

with securities outstanding under employee stock option plans, employee incentive plans, employee benefit plans or employment agreements approved by the REP board of managers; (E) REP units (or other equity interests of REP) issued in connection with any stock split or stock dividend applicable to the REP units on a pro rata basis; and (F) REP units (or other equity interests in REP) offered by REP in an initial public offering or exchanged or transferred in connection with any transaction or series of transactions that result in (I) the listing of REP’s (or successor thereto) securities on a national securities exchange or (II) the REP members receiving in exchange for their equity in REP, securities listed on a national securities exchange or over the counter market (a “Listing Transaction”); (ii) the authorization or issuance of a new class or series of equity securities of REP; (iii) except in the case of an initial public offering or Listing Transaction, (A) the sale of all or substantially all of the assets of REP on a consolidated basis, (B) a merger, reorganization or consolidation of REP, (C) the sale of all or a majority of the outstanding equity interests in REP whether by share exchange or otherwise or (D) any other transaction or series of transactions in which, the owners of REP’s outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction; (iv) entering into any substantially dissimilar business from the business of REP; (v) entering into, terminating or replacing any credit agreement or REP’s credit facility or any of its subsidiaries; (vi) the commencement of a voluntary bankruptcy by REP or consent to the appointment of a receiver, custodian, liquidator or trustee for REP or for all or any substantial portion of its property; (vii) the declaration or payment of any distribution or dividend to the REP members; (viii) an initial public offering that reflects a pre-money valuation of less than $150,000,000; (ix) providing any compensation to the REP managers, other

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

than as contemplated by the REP LLC Agreement or provided to the REP managers by such person’s sponsoring person, in compensation for such person’s role as an REP manager; or (x) any incurrence of indebtedness for money borrowed of any kind (or guarantees thereof) by REP or its subsidiaries except for first lien debt to consist only of a conforming revolving credit facility provided by a money center banking institution. No approval, vote, or consent of the REP members shall be required for any transactions undertaken by REP and its affiliates in connection with or related to an initial public offering or Listing Transaction.

The REP LLC Agreement further provides that the holders of REP series A preferred units will have such voting rights pursuant to the REP LLC Agreement as such holders of REP series A preferred units would have if such REP series A preferred units were converted into REP common units, at the Series A Conversion Price then in effect, and vote together with the REP common units as a single class. In addition to the rights granted above in “Voting Equity”, the affirmative vote or consent of the holders of a Supermajority Interest of the Members shall be necessary for effecting or validating the following actions relating to the REP series A preferred units: (i) any amendment, alteration or repeal of the REP certificate or the REP LLC Agreement (including by way of merger, consolidation or conversion) which materially and adversely affects the rights or preferences of the REP series A preferred units (it being understood that any issuance or creation of membership interests ranking junior to the REP series A preferred units shall not require any vote, consent or approval of the Members under this provision, (ii) issuance or reclassification of membership interests ranking pari passu or senior to the REP series A preferred units, (iii) any of the following events: (A) a merger, consolidation or transaction which, after giving effect to such merger, consolidation or transaction,

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

will result in holders of REP’s existing units and their respective affiliates ceasing to continue to own at least 75% (by voting power) of the outstanding shares or other voting securities of REP (or surviving or acquiring corporation or entity, as applicable), (B) a merger or consolidation other than one in which holders of REP’s existing units and their respective affiliates own at least a majority (by voting power) of the outstanding shares or other voting securities of the surviving or acquiring corporation or entity, (C) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of REP, or (D) any voluntary or involuntary liquidation, dissolution or winding up of REP (each, an “REP Event”) other than a Listing Transaction in which the holders of the REP series A preferred units do not receive, upon the consummation of such REP Event an amount in cash or other consideration equal to (1) $120 with respect to each outstanding REP series A preferred unit held by such holder, determined as of the date immediately prior to the date of the consummation of the REP Event plus (2) any accrued but unpaid dividends on the REP series A preferred units as of such date (such amount, the “series A preferred preference amount”); provided that, in the event an REP Event is not approved by a supermajority interest of the REP members, REP may elect to redeem the outstanding REP series A preferred units in cash in an amount equal to the series A preferred preference amount immediately prior to the consummation of such REP Event and consummate such REP Event (for the avoidance of doubt, after payment in full to the holders of REP series A preferred units of the series A preferred preference amount, such holders of REP series A preferred units as such shall have no right or claim to any of the remaining assets of REP in respect of their ownership of such REP series A preferred units; and (iv) other than pursuant to the REP unit purchase agreements, a call for capital contributions from holders of REP series A preferred units.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)
Drag Along Rights
Pursuant to the REP LLC Agreement, at any time an REP member proposes a transaction where (i) any consolidation, conversion, merger or other business combination involving REP in which all of REP’s outstanding equity securities are exchanged for or converted into cash, securities of a corporation or other business organization or other property, (ii) a sale or other disposition of all or substantially all of the assets of REP to be followed promptly by a liquidation of REP or a distribution to the REP members of all or substantially all of the net proceeds of such disposition after payment or other satisfaction of liabilities and other obligations of REP, or (iii) the sale by all the REP members of all their equity securities; provided that, except as set forth below, each of the material terms and provisions of any such transaction described in clauses (i), (ii) and (iii) provides for equal and/or proportionate treatment of each of the REP members (each, a “drag-along transaction”) and if such proposed drag-along transaction has been approved by a supermajority interest of the REP members (any such approved drag-along transaction, an “approved sale”), then all REP members shall consent to and raise no objections against the approved sale, and if the approved sale is structured as (A) a merger, share exchange or consolidation of REP, or a sale of all or substantially all of the assets of REP, each REP member shall vote in favor of the approved sale and shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (B) a sale of REP units, the REP members shall agree to sell all their respective REP units which are the subject of the approved sale, on the terms and conditions of such approved sale. The REP members shall promptly take all necessary and desirable actions in connection with the consummation of the approved sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (I) provide customary representations,
TGC does not have any drag along rights in place.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

warranties, indemnities, and escrow arrangements relating to such approved sale and (II) effectuate the allocation and distribution of the aggregate consideration upon the approved sale; provided, however, that (x) no holder of REP units who is not an officer of REP shall be obligated to be subject to any non-competition, non-solicitation, or similar restrictive covenants in connection with any Approved Sale, (y) any liability relating to representations, warranties, covenants, indemnities and agreements, other indemnification obligations regarding the business of REP shall be shared by the REP members pro rata on a several (but not joint) basis in proportion to the consideration to be received in the approved sale by each REP member and (z) in no event shall a REP member be responsible for any liabilities or indemnities in connection with such approved sale in excess of the proceeds received by such REP member in the approved sale. The REP members shall be permitted to sell their respective REP units pursuant to an approved sale without complying with any other provisions of the REP LLC Agreement. The REP LLC Agreement also provides that in furtherance of, but only to the extent that an REP member breaches its obligations under, these provisions, each of the REP members hereby (i) irrevocably appoints the officer duly authorized by the REP board of managers as its agent and attorney-in-fact (with full power of substitution) to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any approved sale hereunder; and (ii) grants to the agent or attorney-in-fact a proxy (which shall be deemed to be coupled with an interest and irrevocable) to vote the REP units held by such REP member in favor of any approved sale.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)
Stockholder or Member Rights Plan	REP does not have any REP member rights plans in place.
TGC has a stockholder rights plan. TGC has confirmed it has taken all necessary action so that the rights under such plan will expire, and will no longer be exercisable, immediately prior to the effective time without any payment being made in respect thereof.

Stockholder or Member Action by Written Consent
Under the REP LLC Agreement, any action required or permitted to be taken at a meeting of the REP members (voting as a class or otherwise) may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by REP members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the REP members entitled to vote were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent shall be given in writing to those REP members who did not consent in writing.

Pursuant to the TGC bylaws, in the event of the delivery to TGC of a written consent or consents in accordance with Section 228 of the DGCL purporting to authorize or take corporate action and/or related revocations, the Secretary of TGC shall provide for the safekeeping of such consents and shall, as soon as practicable thereafter, conduct such reasonable investigation as he or she deems necessary or appropriate for the purpose of ascertaining the validity of such consents and all matters incident thereto, including, without limitation, whether the holders of shares having the requisite voting power to authorize or take the action specified in the consents have given consent; provided, however, that if the corporate action to which the consents relate is the removal or election of one or more members of the TGC board of directors, the Secretary of TGC shall designate an independent, qualified inspector with respect to such consents and such inspector shall discharge the functions of the Secretary of TGC under these provisions. If, after such investigation, the Secretary of TGC or the inspector, as the case may be, shall determine that any action purportedly taken by such consents has been validly taken, that fact shall be certified on the records of TGC kept for the purpose of recording the proceedings of meetings of the TGC stockholders and the consents shall be filed with such records.

Notice of Stockholder or Member Meeting
Pursuant to the REP LLC Agreement, all notices, elections, demands, or other communications required or permitted to be made or given pursuant to REP members shall be in writing and shall be considered as properly given or made on the date of actual delivery if given by (i) personal delivery, (ii) United States

Pursuant to the TGC bylaws, written notice of each meeting of TGC stockholders, stating the date, time and place, and in the case of a special meeting the object thereof, shall be mailed, postage prepaid, not less than ten (10) nor more than sixty (60) days before the meeting, to each TGC

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

mail, (iii) expedited overnight delivery service with proof of delivery, or (iv) via facsimile or electronic mail with confirmation of delivery by the receiving equipment, addressed to the respective addressee(s), and their counsel, where indicated, as set forth in the REP LLC Agreement. Any REP member may change its address by giving notice in writing to the other REP members of its new address.

stockholder entitled to vote thereat, at the address of the TGC stockholder which appears on the books of TGC. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the TGC stockholder at his address as it appears on the stock transfer books of TGC, with postage thereon prepaid.

Conversion Rights and Protective Provisions
The REP LLC Agreement does not provide that holders of REP common units have conversion rights.

The REP LLC Agreement provides that at any time prior to an initial public offering or Listing Transaction and at a holder of REP series A preferred units’ sole discretion, such holder may elect to convert such REP series A preferred units to a number of REP common units (rounded up to the nearest whole unit number) in an amount equal to the quotient of (i) the product of (A) the number of REP series A preferred units to be converted by (B) $120 plus the amount of any accrued but unpaid dividends on such REP series A preferred units as of any time of determination (the “series A preferred liquidation preference”), divided by (ii) $120 per REP series A preferred unit, as adjusted to reflect any subdivision, stock split, recapitalization, reclassification or consolidation of the REP common units following August 5, 2020; provided, however, that an automatic conversion of the REP series A preferred unit in accordance with the mechanism below shall not be subject to adjustment (the “series A conversion price”) then in effect by the delivery of written notice to REP. Immediately prior to any such conversion, all accrued or declared but unpaid dividends on the REP series A preferred units shall be paid in kind to such holder electing to convert its REP series A preferred units.

The REP LLC Agreement also provides that immediately following the execution of an underwriting agreement but prior to the closing of an initial public offering, all

The TGC charter and TGC bylaws do not provide that holders of TGC common stock have conversion or other protective rights.

The TGC charter provides that any preferred stock that may be issued by TGC may have conversion or exchange privileges into or for, at the option of the holder or TGC or upon the happening of a specified event, shares of any other class or classes or of any other series of the same or other class or classes of stock of TGC and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such event as the TGC board of directors shall determine.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

outstanding REP series A preferred units shall automatically and without further action required by any REP member or person be converted into common stock of the initial public offering issuer or surviving entity that are listed on a national security exchange at a conversion rate equal to the quotient of (i) the product of (A) the number of REP series A preferred units to be converted multiplied by (B) the series A preferred liquidation preference, divided by (ii) the lesser of (A) the series A conversion price or (B) a 20.0% discount to the price to the public in an initial public offering as listed on the cover page of the final prospectus for such initial public offering. REP shall cause the initial public offering issuer to provide for such conversion mechanism in its organizational documents. Without limiting the foregoing, at the request of any holder of REP series A preferred units, the initial public offering shall involve the merger or consolidation of any blocker corporation into REP following such initial public offering in a transaction intended to qualify as a tax-free reorganization, the utilization of such blocker corporation as REP following such initial public offering or otherwise structuring the transaction so that the blocker corporation is not subject to a level of corporate tax on the initial public offering or subsequent dividend payments or sales of shares, provided that any such request and related structuring does not unreasonably delay or otherwise materially interfere with the timely closing of such initial public offering. At or prior to the closing of a Listing Transaction and/or an internal restructuring relating thereto, all outstanding REP series A preferred units shall automatically and without further action required by any REP member or person be converted into REP common units at a conversion rate equal to the series A conversion price. REP shall cause the definitive agreements relating to a Listing Transaction and/or internal restructure to provide for such conversion mechanism (or to provide for conversion of the REP series A preferred units directly into common stock of the

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

initial public offering issuer or surviving entity that are listed on a national security exchange on the same basis as if the REP series A preferred units had converted into REP common units in accordance with these provisions) in the organizational documents or other definitive agreements relating thereto.

The REP LLC Agreement provides that on the date that is one year following the expiration of REP’s revolving credit facility (as may be further amended, restated, supplemented, modified or replaced from time to time), REP shall be required to redeem all of the outstanding REP series A preferred units in cash in an amount equal to the series A preferred liquidation preference for such REP series A preferred units on the date of redemption. Subject to applicable law, REP shall effect any such redemption by paying cash for each REP series A preferred unit to be redeemed in an amount equal to the series A preferred liquidation preference to the holders of the REP series A preferred units to be redeemed on such date.

Preemptive Rights
Pursuant to the REP LLC Agreement, at any time prior to the consummation of an initial public offering or a Listing Transaction, each REP member of the then outstanding REP common units or the REP series A preferred units has the right to purchase such holder’s pro rata share (for the purposes of such determination that number of REP common units as would be issuable upon conversion of all of the outstanding REP series A preferred units on the date of such determination in accordance with “Conversion Rights and Protective Provisions”) of all or any part of any units (or other equity interests in REP) and rights, options or warrants to purchase units (or other equity interests in REP), and securities of any type whatsoever that are or may become, convertible into or exchange for units (or other equity interests in REP) (however, the following are excluded: (i) units issued simultaneously with the execution and delivery of the REP LLC Agreement,
The TGC charter and TGC bylaws do not provide that holders of TGC common stock have preemptive rights.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

(ii) units (or other equity interests) issued or issuable to parties providing REP with equipment leases, real property leases, loans, credit lines, guaranties of indebtedness, cash price reductions or similar financing, under arrangements approved by the REP board of managers, (iii) units (or other equity interests) issued to persons pursuant to the acquisition of another corporation or entity by REP by consolidation, merger, purchase of all or substantially all of the assets, or other reorganization in which REP acquires, in a single transaction or series of related transactions, all or substantially all of the assets of such other corporation or entity or 50% or more of the voting power of such other corporation or entity or 50% or more of the equity ownership of such other entity, (iv) securities or units granted, issued or reserved for issuance under any employee stock option plans or other employee benefit plans, or securities or units granted, issued or reserved for issuance pursuant to any employment agreement between REP and an officer of REP which was duly approved by the REP board of managers, (v) units (or other equity interests) issued in connection with any stock split or stock dividend, (vi) units (or other equity interests in REP) offered by the issuer in an initial public offering or offered by an initial public offering issuer to the public pursuant to a registration statement filed under the Securities Act, (vii) units (or other equity interests) offered or issued in connection with a conversion or internal restructure in connection with a Listing Transaction, (viii) units (or other equity interests in REP) convertible, exchangeable or exercisable for REP series A preferred units or other preferred securities (or convertible debt securities in REP) duly approved, authorized and issued by the REP board of managers, and (ix) REP common units issued pursuant to and in accordance with a contribution agreement dated March 6, 2017) that REP may from time to time issue after August 5, 2020.

Right of First Refusal	Under the REP LLC Agreement, REP shall have a right of first refusal (the “ROFR”) to purchase all or any portion	TGC does not have a right of first refusal in place.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

of the REP units proposed to be transferred, if REP gives written notice of the exercise of such right to the selling REP member within 30 days (the “ROFR period”) from the receipt of notice to REP from the selling REP member.

If REP does not intend to exercise the ROFR in full or if REP is not lawfully able to repurchase all of such units, REP will send written notice thereof to the selling REP member and to each other REP member at least 10 days before the expiration of the ROFR period. The purchase price for the units proposed to be transferred to be purchased by REP upon exercise of the ROFR will be the bona fide cash price (or the fair market value of any non-cash consideration as determined in good faith by the REP board of managers) per unit for which the selling REP member proposes to transfer such units to the proposed purchaser(s) (subject to any rights REP may have under any other agreement to purchase all or some of such units at a lower price), and will be payable within 30 days after the date of REP’s notice that it does not intend to exercise the ROFR. Payment of the purchase price will be made, at the option of REP, consisting of (i) the consideration offered by the proposed purchaser, (ii) in cash (by cashier’s check), (iii) by wire transfer of immediately available funds to the selling REP member, or (iv) by any combination of the foregoing. If REP determines that it does not intend to exercise the ROFR in full, each REP member shall have the right, but not the obligation, up to such REP member’s pro rata share of REP units, to purchase such portion of the units proposed to be transferred equal to such REP member’s pro rata share of REP multiplied by the amount of units proposed to be transferred not acquired by REP as set forth in REP’s notice. For purposes of calculating the pro rata share, the selling REP member’s proposed units to be transferred will disregarded. If some but not all of the non-selling REP members desire to acquire such units proposed to be transferred, the REP members interested in acquiring such

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

units may each acquire their proportionate share of 100% of such available units. Such REP member shall have 15 days from receipt of REP’s notice that it does not intend to exercise the ROFR in full to provide REP and each other REP member with written notice of such REP member’s exercise of such right. The purchase price for the units to be purchased by such REP member upon exercise of such right shall be calculated as set forth in the paragraph above and will be payable within 30 days after the date of the notice from REP determining that it does not intend to exercise the ROFR in full. Payment of the purchase price will be made, at the option of such purchasing REP member, consisting of (i) the consideration offered by the proposed purchaser, (ii) in cash (by cashier’s check), (iii) by wire transfer of immediately available funds to the selling REP member, or (iv) by any combination of the foregoing.

Right of Co-Sale
Under the REP LLC Agreement, if REP and other REP members do not exercise their rights to acquire units proposed to be transferred in full, the selling REP Member shall offer in writing (the “participation offer”) to the other REP members designated by the REP board of managers as having rights under these provisions (each recipient is referred to as a “tag-along REP member”) to include in the proposed disposition a number of such other REP member’s units equal to the product of (a) such Member’s pro rata share of REP multiplied by (b) the amount of units proposed to be transferred not acquired by REP or acquired by other REP members. If any REP member accepts the participation offer, the selling REP member shall, to the extent necessary, reduce the units it otherwise would have included in such proposed transfer so as to permit the REP members who want to participate to include in such transfer a number of units corresponding to the amount that they are entitled to include pursuant to these provisions. Any such purchase shall be made in accordance with the following: (i) each tag-along REP member shall have no more than 20 days from the receipt of the
TGC does not have a right of co-sale in place.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

participation offer in which to accept such participation offer, in whole or in part and (ii) the closing of such purchase shall occur within 30 days after such acceptance or at such other time as the selling REP member, the tag-along REP members and the purchaser of such units proposed to be transferred may agree.

Forum Selection
The REP LLC Agreement provides that it and the rights and obligations of the parties thereunder shall be governed by and interpreted, construed and enforced in accordance with the internal laws of the State of Delaware, without regard to rules or principles of conflicts of law requiring the application of the law of another State. The REP LLC Agreement does not dictate a specific forum.

The TGC bylaws provide that unless TGC consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of TGC (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TGC to TGC or TGC stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

Tax Status	REP is treated as a partnership for federal income tax purposes.	TGC is taxable as a corporation for federal income tax purposes.

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification
The REP LLC Agreement provides that REP shall indemnity to the maximum extent permitted under the DLLCA and save harmless (i) the REP managers, their respective partners, members, officers, employees and agents and (ii) the REP members and their respective affiliates, partners, members, officers, employees and agents (the “REP indemnitees”) from all liabilities and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the REP indemnitees in connection with a proceeding; provided, however, that no REP indemnitee shall be indemnified by REP for any acts or omissions by such REP indemnitee that constitute fraud, gross negligence, willful misconduct or intentional violation of law. An REP indemnitee shall not be denied

The TGC bylaws provide that TGC shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of TGC) by reason of the fact that he is or was a director, officer, employee or agent of TGC, or is or was serving at the request of TGC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent provided by Delaware law against expenses (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding if he

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

indemnification in whole or in part under these provisions because the REP indemnitee had an interest in the transaction in with respect to which the indemnification applies if the transaction was otherwise permitted and approved pursuant to the terms of the REP LLC Agreement and in the absence of any fraud on behalf of the REP indemnitee and its affiliates.

The REP LLC Agreement further provides that REP, by adoption of a resolution of the REP board of managers, may indemnify and advance expenses to an officer, employee or agent of REP to the same extent and subject to the same conditions under which it may indemnify and advance expenses to an REP indemnitee as described above.

The REP LLC Agreement states that to the extent required by law, any indemnification of or advance of expenses in accordance with these provisions shall be reported in writing to the REP members as soon as reasonably practicable and in any case, within the 12-month period immediately following the date of the indemnification or advance.

acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The TGC bylaws further provide that TGC shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of TGC) by reason of the fact that he is or was a director, officer, employee or agent of TGC, or is or was serving at the request of TGC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent provided by Delaware law against expenses (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The TGC bylaws further provide that to the extent that a director, officer, employee or agent of TGC has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the paragraphs above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The TGC bylaws provide that any indemnification under the paragraphs above (unless ordered by a court) shall be made by TGC only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the paragraphs above. Such determination shall be made (i) by the TGC board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the TGC stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of TGC shall be able to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in the paragraphs above by petitioning a court of appropriate jurisdiction.

Advancement of Expenses
The REP LLC Agreement provides that the right to indemnification conferred therein shall include the right to be paid or reimbursed by REP the reasonable expenses incurred by an REP indemnitee who was in or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without

The TGC bylaws provide that the expenses (including attorneys' fees) incurred by a TGC officer or director in defending or settling any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by TGC in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

any determination as to the REP indemnitee’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such REP indemnitee in advance of the final disposition of a proceeding, shall be made only upon delivery to REP of a written affirmation by such REP indemnitee of his or her good faith belief that he has met the standard of conduct necessary for indemnification under the REP LLC Agreement and a written undertaking, by or on behalf of such REP indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such REP indemnitee is not entitled to be indemnified under the REP LLC Agreement or otherwise.

director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by TGC as authorized in this provision. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the TGC board of directors deems appropriate.

Limitation on Personal Liability
The REP LLC Agreement states that no REP manager shall have any liability whatsoever to REP or to the REP members for loss caused by any act or by the failure to do any act if the loss suffered arises out of a good faith mistake in business judgment of the manager, or if the manager, in good faith, had determined that the action or lack of action giving rise to the loss was in the best interests of REP or if the action or lack of action giving rise to the loss was based on the written advice of legal counsel regularly employed by REP in connection with the affairs of REP; provided, however, that such exculpation from liability shall not apply to any liability for loss caused by any act or by the failure to do any act which arises out of the fraud, gross negligence, willful misconduct or intentional violation of law by any manager. The REP members and REP recognize that this limitation relieves a manager from any and all liabilities arising or to arise out of any ordinary negligence by any such manager.

The REP LLC Agreement also states that the REP members shall not be liable for the debts, liabilities, contracts or other obligations of REP except (i) for any unpaid capital contributions agreed to be made by such REP member, and (ii) as otherwise provided in the DLLCA.

The TGC charter states that no director of TGC shall be held personally liable to TGC or the TGC stockholders for monetary damages of any kind for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to TGC or the TGC stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of TGC or the TGC stockholders law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of TGC shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended from time to time. No amendment to, or repeal of, these provisions shall adversely affect any right or protection of any director of TGC existing at the time of such amendment or repeal for or with respect to acts or omissions of such director prior to such amendment or repeal.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)
Dividends

Dividends Declaration and Payment of Dividends
The REP LLC Agreement provides that for REP common units REP may distribute to the REP members funds of REP that the REP board of managers reasonably determines are not needed for the payment of existing or foreseeable REP obligations and expenditures (“Distributable Funds”). Subject to the paragraph below, these distributions may be made at such times and in such amounts as the REP board of managers, in its sole discretion, determines to be appropriate. Subject to the paragraph below, all such distributions shall be made to the REP members holding REP common units according to their respective proportion, expressed as a percentage that such REP member’s REP common units bear to the total number of REP common units outstanding as of the date of such determination.

The REP LLC Agreement provides that during the period from and after the REP series A preferred unit was issued and ending on December 31, 2022 (the “dividend period”), distributions for the REP series A preferred stock at the rate per annum of 6.0% of $120, computed on the basis of a 360-day year comprised of 30-day months, shall accrue on each REP series A preferred units (the “series A preferred dividends”). Series A preferred dividends shall accrue from day to day, whether or not declared, and shall be cumulative. Series A preferred dividends shall be payable in kind by the issuance of additional REP series A preferred units and in arrears on each Series A preferred dividend payment date (the date that is 30 days after the end of each fiscal quarter of REP, unless the REP board of managers determines an earlier date) for the fiscal quarter ending immediately prior to such payment date (or with respect to the first applicable payment date, for the period commencing on the date that the REP series A preferred unit was issued and ending on the last day of the fiscal

The TGC charter provides that the holders of shares of TGC common stock shall be entitled to receive, when and as declared by the TGC board of directors, out of the assets of TGC legally available therefor, such dividends as may be declared from time to time by the TGC board of directors.

The TGC charter further provides that the TGC board of directors may determine for any preferred stock issued whether the holders of shares of that series shall be entitled to receive dividends and, if so, the rates of such dividends, conditions under which and times such dividends may be declared or paid, any preferences of any such dividend to, and the relation to, the dividends payable on any other class or classes of stock or any other series of that same class and whether dividends shall be cumulative or noncumulative and, if cumulative, from which date or dates.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

quarter following such date); provided, however, that the REP board of managers may determine in its sole discretion to pay Series A preferred dividends in cash and shall give the holders of REP series A preferred units notice of such determination within 10 (ten) days prior to such payment date.

The REP LLC Agreement further provides that if any REP series A preferred units are converted into a security in REP (or its successor or other company in a Listing Transaction) on a date during the period between the close of business on the first day of any fiscal quarter and the close of business on the corresponding REP series A preferred unit payment date for such fiscal quarter, the accrued Series A Preferred Dividends with respect to such converted REP series A preferred units shall be paid in kind on or prior to the date of such conversion. If any REP series A preferred units are redeemed by REP in accordance with the REP LLC Agreement on a date during the period between the close of business on the first day of any fiscal quarter and the close of business on the corresponding REP series A preferred unit payment date for such fiscal quarter, the accrued Series A Preferred Dividends with respect to such redeemed REP series A preferred units shall be added to the $120 for purposes of such redemption. For the avoidance of doubt, such accrued Series A preferred dividends shall include dividends accruing from, and including, the last day of the most recently preceding fiscal quarter to, but not including, the applicable redemption date.

Amendments to Certificate of Incorporation or Bylaws

General Provisions
The REP LLC Agreement provides that subject to the rights of the REP members, neither REP, any of its consolidated subsidiaries or any of its or their officers or agents acting on its or their behalves shall take action in connection with amending, restating or revoking the REP certificate or, except as described below,

The TGC charter provides that the TGC board of directors is expressly authorized to make, alter or repeal the TGC bylaws, and that TGC reserves the right to amend, alter, change or repeal any provision contained in the TGC charter, in the manner prescribed by the DGCL, and all rights conferred upon TGC stockholders

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

the REP LLC Agreement, except in connection with any initial public offering or Listing Transaction without the approval of a majority of the REP board of managers.

Any provisions of the REP LLC Agreement relating to the preemptive rights may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), upon the approval of the REP board of managers and a Supermajority Interest of the REP members.

In addition to the right of the Board of Managers to amend the REP LLC Agreement, any change, modification, or amendment to the REP LLC Agreement shall be effective if made by an instrument in writing that has been duly approved by the REP board of managers and a Supermajority Interest of the members. Notwithstanding, with respect to any change, modification or amendment to the REP LLC Agreement that would adversely affect any of the REP members in any disproportionate and material respect as compared to the other REP members, such change, modification or amendment shall not be binding on such REP member unless contained in a written instrument duly executed by such REP member; provided, however, any amendment which is made to facilitate an internal restructure, to facilitate a merger or consolidation of REP with any corporation, partnership or other entity, to convert REP into another entity, or to cause REP to participate in an exchange of interests or some type of business combination with any corporation, partnership or other entity, shall require the approval only of the REP board of managers if each of the material terms and provisions of such merger, consolidation, conversion, exchange, or combination provides for equal and/or proportionate treatment of each of the REP members, provided that the REP board of managers notifies the REP members of such change, modification, or amendment. With respect therein are granted subject to that reservation.

The TGC bylaws provide that the TGC board of directors, by affirmative vote of a majority of the total number of directors fixed pursuant to the TGC bylaws, may adopt, amend, or repeal the TGC bylaws at any meeting, subject to the provisions in the TGC charter. Subject to the provisions in the TGC charter, the TGC bylaws may also be amended or repealed, and new bylaws adopted, by the TGC stockholders; provided, however, that any amendment or repeal of provisions relating to calling of special meetings of stockholders, stockholder proposals, director vacancies or bylaw amendments may be made only by the affirmative vote of the holders of a majority of the issued and outstanding TGC common stock entitled to vote thereon at any annual meeting or special meeting of TGC stockholders, and only if notice of the proposed amendment or repeal is contained in the notice of the meeting.

Provision	REP (Pre-Merger)	TGC (Pre-Merger)

to any change, modification, or amendment to the REP LLC Agreement that would change the name of REP, reflect the issuance of new securities or admit new or substituted REP members, or any other change, modification, or amendment which does not adversely affect any of the REP members in any disproportionate and material respect as compared to the other REP members, and any change, modification, or amendment which the REP board of managers determines is necessary or advisable to ensure that REP is not and will not be treated as an association taxable as a corporation for federal income tax purposes or to conform with changes in applicable tax law (provided such changes do not have a material adverse effect on the REP members), such change, modification, or amendment may be contained in a written instrument that has been duly approved by the REP board of managers, provided that the REP board of managers notifies the REP members of such change, modification, or amendment promptly thereafter.

COMPARISON OF RIGHTS OF HOLDERS OF TGC COMMON STOCK AFTER THE MERGER SUBJECT TO APPROVAL OF ALL OF THE PROPOSALS
The table below summarizes the material differences between the TGC charter and TGC bylaws to the applicable revised portions of the TGC charter and TGC bylaws that would become effective if the merger is completed and Proposals Nos. 2, 3, 4, 5, 6, 7, and 8 are approved by the TGC stockholders at the TGC special meeting, the TGC charter is amended and restated pursuant to the Second Amended and Restated Certificate of Incorporation of TGC attached to this proxy statement/prospectus as Annex C and the TGC bylaws are amended and restated pursuant to the second amended and restated bylaws attached to this proxy statement/prospectus as Annex D. If none of Proposals Nos. 2, 3, 4, 5, 6, 7, and 8 are approved, then no revisions will be made to these sections of the TGC charter or the TGC bylaws. In addition, it is contemplated in the merger agreement that following the merger, TGC would further amend and restate the TGC bylaws pursuant to the second amended and restated bylaws attached to this proxy statement/prospectus as Annex D, and the table below includes summaries of the material differences between the TGC bylaws prior to the merger and the TGC bylaws as proposed further amended and restated after the merger.
Current TGC Rights Versus TGC Rights Post-Merger
Provision	TGC (Pre-Merger)	TGC (Post-Merger)
Authorized Equity; Name; Reverse Stock Split

Authorized Equity
The TGC charter authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share. As of January 15, 2021, TGC had 10,685,042 shares of common stock outstanding and no shares of preferred stock outstanding.
The TGC charter authorizes the issuance of up to 240,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.

Name	Tengasco, Inc.	Riley Exploration Permian, Inc.

Reverse Stock Split
The TGC charter states that on March 23, 2016 (the “reverse split effective time”), each share of TGC common stock, par value $.001 per share issued and outstanding immediately prior to the reverse split effective time (the “original TGC common stock”), shall be reclassified into 1/10 shares of TGC common stock, such TGC common stock to have the rights and powers set forth in the amended and restated certificate of incorporation and under the DGCL (the “reverse split”). All shares of TGC common stock issued to any holder of original TGC common stock as a result of the reverse split shall be aggregated for the purpose of determining the number of shares of TGC common stock to which such holder shall be entitled, and no fractional shares shall be issued in connection with the reclassification. At and after the reverse split effective time, outstanding certificates that prior

The TGC charter states that upon the effectiveness of the amended and restated certificate of incorporation of TGC (the “reverse split effective time”), each share of TGC common stock, par value $.001 per share issued and outstanding immediately prior to the reverse split effective time (the “original TGC common stock”), shall be reclassified into a range from 1/8 to 1/12 shares of TGC common stock, such TGC common stock to have the rights and powers set forth in the second amended and restated certificate of Incorporation and under the DGCL (the “reverse split”). All shares of TGC common stock issued to any holder of original TGC common stock as a result of the reverse split shall be aggregated for the purpose of determining the number of shares of TGC common stock to which such holder shall be entitled, and no fractional shares shall be issued in connection with the reverse split. At

Provision	TGC (Pre-Merger)	TGC (Post-Merger)

thereto represented shares of original common stock shall be deemed for all purposes to evidence ownership of and to represent that number of shares of TGC common stock into which the shares previously represented by such certificates have been reclassified as herein provided. No fractional shares shall be issued in connection with the reverse split. TGC stockholders who otherwise would be entitled to receive fractional share interests of TGC common stock as a result of the reverse split shall be entitled to receive in lieu of such fractional share interests, upon the reverse split effective time, one whole share of TGC common stock in lieu of such fractional share interest. Until any such outstanding stock certificates have been surrendered for transfer or otherwise accounted for to TGC, the registered owner thereof on the books and records of TGC shall have and be entitled to exercise any voting and other rights with respect to, and receive any dividend and other distributions upon, the shares of TGC common stock issued in respect of the original TGC common stock formerly evidenced by such certificates.

and after the reverse split effective time, outstanding certificates that prior thereto represented shares of original common stock shall be deemed for all purposes to evidence ownership of and to represent that number of shares of TGC common stock into which the shares previously represented by such certificates have been reclassified as herein provided. No fractional shares shall be issued in connection with the reverse split. TGC stockholders who otherwise would be entitled to receive fractional share interests of TGC common stock as a result of the reverse split shall be entitled to receive in lieu of such fractional share interests, upon the reverse split effective time, one whole share of TGC common stock in lieu of such fractional share interest. Until any such outstanding stock certificates have been surrendered for transfer or otherwise accounted for to TGC, the registered owner thereof on the books and records of TGC shall have and be entitled to exercise any voting and other rights with respect to, and receive any dividend and other distributions upon, the shares of TGC common stock issued in respect of the original TGC common stock formerly evidenced by such certificates.

Corporate Opportunities	The TGC charter do not contain any limitations on corporate opportunities.
The TGC charter states that Yorktown, Bluescape and Boomer own and will own substantial equity interests in other entities (existing and future) that participate in the energy industry (“portfolio companies”) and may make investments and enter into advisory service agreements and other agreements from time to time with those portfolio companies. Certain members of the TGC board of directors may also serve as employees, partners, officers or directors of members of Yorktown, Bluescape or Boomer or portfolio companies and, at any given time, Yorktown, Bluescape or Boomer or portfolio companies may be in direct or indirect competition with TGC and/or its subsidiaries. TGC waives, to the maximum extent permitted by law, the application of the doctrine of corporate

Provision	TGC (Pre-Merger)	TGC (Post-Merger)

opportunity (or any analogous doctrine) with respect to TGC, to Yorktown, Bluescape or Boomer or portfolio companies or any directors or officers of TGC who are also employees, partners, members, managers, officers or directors of any of Yorktown, Bluescape or Boomer or portfolio companies. As a result of such waiver, none of Yorktown, Bluescape or Boomer, nor any director or officer of TGC who is also an employee, partner, member, manager, officer or director of any of Yorktown, Bluescape or Boomer or portfolio companies, shall have any obligation to refrain from: (A) engaging in or managing the same or similar activities or lines of business as TGC or any of its subsidiaries or developing or marketing any products or services that compete (directly or indirectly) with those of TGC or any of its subsidiaries; (B) investing in or owning any (public or private) interest in any person engaged in the same or similar activities or lines of business as, or otherwise in competition with, TGC or any of its subsidiaries (including Yorktown, Bluescape or Boomer, a “competing person”); (C) developing a business relationship with any competing person; or (D) entering into any agreement to provide any service(s) to any competing person or acting as an officer, director, member, manager or advisor to, or other principal of, any competing person, regardless (in the case of each of (A) through (D)) of whether such activities are in direct or indirect competition with the business or activities of TGC or any of its subsidiaries (the activities described in (A) through (D) are referred to herein as “specified activities”). To the fullest extent permitted by law, TGC hereby renounces (for itself and on behalf of its subsidiaries) any interest or expectancy in, or in being offered an opportunity to participate in, any specified activity that may be presented to or become known to Yorktown, Bluescape or Boomer or portfolio company or any director or officer of TGC who is also an employee, partner, member, manager, officer or director of Yorktown, Bluescape or

Provision	TGC (Pre-Merger)	TGC (Post-Merger)

Boomer or portfolio company (other than any directors or officers of TGC who are also employees, partners, members, managers, officers or directors of Yorktown, Bluescape or Boomer or portfolio company that are presented business opportunities in their capacity as TGC’s officers or directors).

For purposes of this section, the following terms have the following definitions: (a) “affiliate” means, with respect to a specified person, a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such specified person; with respect to Yorktown, Bluescape or Boomer, an “affiliate” shall include (1) any person who is the direct or indirect ultimate holder of “equity securities” (as such term is described in Rule 405 under the Securities Act of 1933, as amended) of such person, and (2) any investment fund, alternative investment vehicle, special purpose vehicle or holding company that is directly or indirectly managed, advised or controlled by Yorktown, Bluescape or Boomer, including any portfolio company, and (b) “person” means any individual, corporation, partnership, limited liability company, joint venture, firm, association, or other entity.

To the fullest extent permitted by applicable law, any person purchasing or otherwise acquiring any interest in any shares of capital stock of TGC shall be deemed to have notice of, and to have consented to, the provisions of this section. This section shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of TGC under the TGC Second Amended and Restated Certificate of Incorporation, the TGC bylaws or any applicable law.

Number of Directors	The TGC charter and the TGC bylaws currently provide that the number of directors that constitute the whole TGC board of directors is fixed by, or in the manner provided in, the TGC bylaws. The	Pursuant to the bylaws, subject to the rights of the holders of any series of TGC preferred stock to elect directors under specified circumstances, if any, the number of directors shall be fixed from

Provision	TGC (Pre-Merger)	TGC (Post-Merger)
TGC bylaws currently state that the number of directors of TGC shall not be less than three (3) or more than ten (10). TGC currently has three directors.
time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the whole TGC board of directors. The election and term of directors shall be as set forth in the TGC charter.

Regular Meetings of Directors
The TGC bylaws provide that the TGC board of directors shall schedule regular meeting as they deem necessary by a vote of majority of the directors then serving, provided, however, the TGC board of directors shall have at least one annual regular meeting immediately after the annual meeting of TGC stockholders. Notice of regular meetings, unless waived, shall be given by mail, electronic transmission or fax transmission or in person to each director, at his or her address as the same may appear on the records of TGC, or in the absence of such address, at his or her residence or usual place of business, at least three (3) days before the day on which the meeting is to be held.

Pursuant to the bylaws, subject to notice of meetings, regular meetings of the TGC board of directors shall be held on such dates, and at such times and places, as are determined from time to time by resolution of the TGC board of directors. Notice of any special meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail, courier service or facsimile or electronic transmission or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered if deposited in the United States mails so addressed, with postage thereon prepaid, at least five days before such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered if the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile or electronic transmission, such notice shall be deemed adequately delivered if the notice is transmitted at least 24 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 24 hours prior to the time set for the meeting and shall be confirmed by facsimile or electronic transmission that is sent promptly thereafter. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the TGC board of directors need be specified in the notice of such meeting, except for amendments to the TGC bylaws.

Special Meetings of Directors
The TGC bylaws provide that special meetings of the TGC board of directors may be held any time on the call of the Chief Executive Officer of TGC, the Chairman of the TGC board of directors or at the request in writing of a majority of the members of the TGC board of directors then serving. Notice of the time

Pursuant to the bylaws, special meetings of the TGC board of directors shall be called at the request of the Chairman of the Board, the Executive Chairman, the President and Chief Executive Officer or a majority of the TGC board of directors then in office. The person or persons authorized to call special meetings of the

Provision	TGC (Pre-Merger)	TGC (Post-Merger)

and place of all special meetings of the TGC board of directors shall be orally or in writing, by telephone, facsimile, electronic mail, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any special meeting of the TGC board of directors shall state the purpose thereof. If the Secretary of TGC shall fail or refuse to give such notice, then the notice may be given by the officer or any one of the directors making the call.

TGC board of directors may fix the place, if any, date and time of the meetings. Any business may be conducted at a special meeting of the TGC board of directors. Notice of any special meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail, courier service or facsimile or electronic transmission or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered if deposited in the United States mails so addressed, with postage thereon prepaid, at least five days before such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered if the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile or electronic transmission, such notice shall be deemed adequately delivered if the notice is transmitted at least 24 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 24 hours prior to the time set for the meeting and shall be confirmed by facsimile or electronic transmission that is sent promptly thereafter. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the TGC board of directors need be specified in the notice of such meeting, except for amendments to the TGC bylaws.

Stockholder Nominations and Proposals
The TGC bylaws provide that nominations of any person for election to the TGC board of directors at an annual meeting or at a special meeting may be made (i) by the TGC board of directors or (ii) by any TGC stockholder who (x) timely complies with the notice procedures set forth below, (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting.

The TGC bylaws further provide that a stockholder’s notice must be received in writing by the secretary at TGC’s principal

The TGC bylaws provide that at any meeting of TGC stockholders, no business shall be conducted which has not been properly brought before the meeting. To be properly brought before a meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the TGC board of directors, (ii) otherwise properly brought before the meeting by or at the direction of the TGC board of directors, or (iii) otherwise properly brought before the meeting by a stockholder.

For stockholder proposals to be properly brought before a meeting by a TGC stockholder, the TGC stockholder must

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executive offices as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than 120 days immediately preceding the date of the mailing of the notice of annual meeting and proxy statement and other materials for the preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or public disclosure was made, which ever first occurs. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

have given timely notice thereof in writing to the Secretary of TGC. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of TGC not less than one hundred twenty (120) days immediately preceding the date of the mailing of the notice of annual meeting and proxy statement and other materials for the preceding annual meeting of TGC stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must so be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or public disclosure was made, which ever first occurs.

In the case of TGC stockholder proposals, the notice shall set forth (i) a brief description of the proposal or business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name, age, business and residence address of the stockholder submitting the proposal, (iii) the principal occupation or employment of such stockholder, (iv) the number of shares of TGC which are beneficially owned by such stockholder and the date which shares were first acquired by the shareholder, and (v) any material interest of the stockholder in such proposal. The Chairman of the TGC board of directors shall, if the facts warrant, determine and declare to the meeting that a proposal was not properly brought before the meeting in accordance with the provisions of this section, and if he or she should so determine, and any proposal not properly brought before the meeting shall not be transacted. Notwithstanding anything in the TGC bylaws to the contrary, no business shall be conducted at any meeting except in accordance with these procedures.

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Director Action by Written Consent
The TGC bylaws provide that any action required or permitted to be taken at any meeting of the TGC board of directors or any committee thereof may be taken without a meeting, if a written consent to such action is signed by all members of the TGC board of directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the TGC board of directors or committee.

The TGC bylaws provide that any action required or permitted to be taken at any meeting of the TGC board of directors or of any committee thereof may be taken without a meeting if all members of the TGC board of directors or committee, as the case may be, consent thereto in writing, including by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the TGC board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of the State of Delaware.

Removal of Directors
Under the TGC bylaws, any or all of the TGC directors may be removed for cause by a majority vote of the TGC stockholders present, either in person or by proxy, at a meeting called for such purpose and notice of which was provided to the stockholders in accordance with the TGC Bylaws.

The TGC bylaws provide that until the trigger date, subject to the rights of the holders of shares of any class or series of TGC preferred stock, if any, to elect additional directors pursuant to the TGC charter (including any certificate of designation thereunder), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of TGC entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the TGC charter and the TGC bylaws. On and after the trigger date, subject to the rights of the holders of shares of any class or series of TGC preferred stock, if any, to elect additional directors pursuant to the TGC charter (including any certificate of designation thereunder), any director may be removed only for cause, upon the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock of TGC

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entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the DGCL, the TGC charter and the TGC bylaws. Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (1) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (2) has been found to have been grossly negligent in the performance of his duties to TGC in any matter of substantial importance to TGC by (a) the affirmative vote of at least 80% of the directors then in office at any meeting of the TGC board of directors called for that purpose or (b) a court of competent jurisdiction; or (3) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability to serve as a director of TGC.

Special Meeting of the Stockholders
The TGC bylaws provide that special meetings of TGC stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by a majority of the TGC board of directors then serving, the Chairman of the TGC board of directors, or the Chief Executive Officer of TGC.

The TGC bylaws provide that special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by a majority of the directors then serving on the TGC board of directors, the Chairman of the Board, or the Chief Executive Officer.

Vacancies
The TGC bylaws provide that if the office of any director becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, creation of a new directorship, or otherwise, a majority of the remaining members of the TGC board of directors, though less than a quorum, shall choose a successor or successors, or a director to fill the newly created directorship. In no event shall the TGC stockholders have the right to fill such vacancies, unless the TGC board of directors has determined by resolution that the TGC stockholders shall fill such vacancy at a meeting of the TGC stockholders.

The TGC bylaws provide that if the office of any director or directors becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, creation of a new directorship, or otherwise, a majority of the remaining directors, though less than a quorum, shall choose a successor or successors, or a director to fill the newly created directorship. In no event shall the shareholders have the right to fill such vacancies, unless the TGC board of directors has determined by resolution that TGC stockholders shall fill such vacancy at a meeting of stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be

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elected to hold office for the unexpired term of his predecessor.

Voting Equity
Under the TGC charter, subject to the rights of any other class or series of stock and the provisions of the laws of the State of Delaware governing business corporations, voting rights of TGC shall be vested in the holders of TGC common stock. Each holder of TGC common stock shall have one vote in respect of each share of such TGC common stock held.

Under the TGC bylaws, when a quorum is present at any meeting of the TGC stockholders, and subject to the provisions of the DGCL, the TGC charter or the TGC bylaws in respect of the vote that shall be required for a specific action, the vote of the holders of a majority of the TGC stock having voting power, present in person or represented by proxy duly authorized by the stockholder and filed with the Secretary of TGC, shall decide any question brought before the meeting, unless the question is one upon which, by express provision of the statutes or of the TGC charter or of the TGC bylaws, a different vote is required, in which case the express provision shall govern and control the decision of such question. Each TGC stockholder shall have one (1) vote for each share of stock having voting power registered in his or her name on the books of TGC, except as otherwise provided in the TGC charter.

Under the TGC bylaws, except as otherwise required by applicable law or by the TGC charter, the holders of a majority of the voting power of all of the outstanding shares of stock of TGC entitled to vote at the meeting, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the voting power of all of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting may adjourn or recess the meeting from time to time for any reasonable reason, whether or not there is such a quorum. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Any meeting of stockholders, annual or special, may adjourn or recess from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned or recessed meeting if the date, time and place thereof are announced at the meeting at which the adjournment or recess is taken; provided, however, that if the adjournment or recess is for more than 30 days, a notice of the adjourned or recessed meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned or recessed meeting, TGC may transact any business that might have been transacted at the original meeting.

Stockholder Action by Written Consent	Pursuant to the TGC bylaws, in the event of the delivery to TGC of a written consent or consents in accordance with Section 228 of the DGCL purporting to authorize or take corporate action and/or	Pursuant to the TGC bylaws, prior to the trigger date, any action required or permitted to be taken at any annual meeting or special meeting of the TGC stockholders may be taken without a

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related revocations, the Secretary of TGC shall provide for the safekeeping of such consents and shall, as soon as practicable thereafter, conduct such reasonable investigation as he or she deems necessary or appropriate for the purpose of ascertaining the validity of such consents and all matters incident thereto, including, without limitation, whether the holders of shares having the requisite voting power to authorize or take the action specified in the consents have given consent; provided, however, that if the corporate action to which the consents relate is the removal or election of one or more members of the TGC board of directors, the Secretary of TGC shall designate an independent, qualified inspector with respect to such consents and such inspector shall discharge the functions of the Secretary of TGC under these provisions. If, after such investigation, the Secretary of TGC or the inspector, as the case may be, shall determine that any action purportedly taken by such consents has been validly taken, that fact shall be certified on the records of TGC kept for the purpose of recording the proceedings of meetings of the TGC stockholders and the consents shall be filed with such records.

meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the trigger date, subject to the rights of holders of any class or series of any TGC preferred stock with respect to such class or series of preferred stock, any action required or permitted to be taken by the TGC stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Notice of Stockholder Meeting
Pursuant to the TGC bylaws, written notice of each meeting of TGC stockholders, stating the date, time and place, and in the case of a special meeting the object thereof, shall be mailed, postage prepaid, not less than ten (10) nor more than sixty (60) days before the meeting, to each TGC stockholder entitled to vote thereat, at the address of the TGC stockholder which appears on the books of TGC. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the TGC stockholder at his address as it appears on the stock transfer books of TGC, with postage thereon prepaid.

Pursuant to the TGC bylaws, written notice, stating the place, if any, date and time of the meeting, shall be given, not less than ten days nor more than 60 days before the date of the meeting, to each TGC stockholder of record entitled to vote at such meeting. The notice shall specify (A) the record date for determining the TGC stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), (B) the place, if any, date and time of such meeting, (C) the means of remote communications, if any, by which TGC stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and (D) in the case of a special meeting, the purpose or purposes for

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which such meeting is called. If the TGC stockholder list referred to in the TGC bylaws is made accessible on an electronic network, the notice of meeting must indicate how the stockholder list can be accessed. If the meeting of TGC stockholders is to be held solely by means of electronic communications, the notice of meeting must provide the information required to access such stockholder list during the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of TGC. TGC may provide stockholders with notice of a meeting by electronic transmission provided such stockholders have consented to receiving electronic notice in accordance with the DGCL. Such further notice shall be given as may be required by applicable law. Only such business shall be conducted at a special meeting of TGC stockholders as shall have been brought before the meeting pursuant to the notice of meeting

Forum Selection
The TGC bylaws provide that unless TGC consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of TGC (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TGC to TGC or TGC stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

The TGC bylaws provide that unless TGC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any TGC stockholder (including a beneficial owner) to bring (A) any derivative action or proceeding brought on behalf of TGC, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of TGC to TGC or TGC’s stockholders, (C) any action asserting a claim against TGC, or any directors, officers or employees or agents of the Corporation arising pursuant to any provision of the DGCL, the TGC charter or the TGC bylaws, or (D) any action asserting a claim against TGC, its directors, officers or employees or agents governed by the internal affairs doctrine, except as to each of (A) through (D) above, for any claim as to which the

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Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or over which the Court of Chancery does not have subject matter jurisdiction. Unless TGC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any TGC stockholder (including a beneficial owner) to bring a complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of TGC shall be deemed to have notice of and consented to these provisions.

Dividends
The TGC charter provides that the holders of shares of TGC common stock shall be entitled to receive, when and as declared by the TGC board of directors, out of the assets of TGC legally available therefor, such dividends as may be declared from time to time by the TGC board of directors.

The TGC charter further provides that the TGC board of directors may determine for any preferred stock issued whether the holders of shares of that series shall be entitled to receive dividends and, if so, the rates of such dividends, conditions under which and times such dividends may be declared or paid, any preferences of any such dividend to, and the relation to, the dividends payable on any other class or classes of stock or any other series of that same class and whether dividends shall be cumulative or noncumulative and, if cumulative, from which date or dates.

The TGC bylaws provide that except as otherwise provided by law or the TGC charter, the TGC board of directors may from time to time declare, and TGC may pay, dividends on its outstanding shares of stock, which dividends may be paid in either cash, property or shares of stock of TGC. A member of the TGC board of directors, or a member of any committee designated by the TGC board of directors, shall be fully protected in relying in good faith upon the records of TGC and upon such information, opinions, reports or statements presented to TGC by any of its officers or employees, or committees of the TGC board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of TGC, as to the value and amount of the assets, liabilities or net profits of TGC, or any other facts pertinent to the existence and amount of surplus or other funds from

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which dividends might properly be declared and paid.

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification
The TGC bylaws provide that TGC shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of TGC) by reason of the fact that he is or was a director, officer, employee or agent of TGC, or is or was serving at the request of TGC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent provided by Delaware law against expenses (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The TGC bylaws further provide that TGC shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of TGC) by reason of the fact that

TGC shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of TGC or, while a director or officer of TGC, is or was serving at the request of TGC as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “covered person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent, or in any other capacity while serving as a director, officer, trustee, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such covered person in connection with such proceeding. The rights to indemnification and advancement of expenses under the bylaws shall be contract rights and such rights shall continue as to a covered person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this section, except for proceedings to enforce rights to indemnification and advancement of expenses, TGC shall indemnify and advance expenses to a covered person in connection with a proceeding (or part thereof) initiated by such covered person only if such

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he is or was a director, officer, employee or agent of TGC, or is or was serving at the request of TGC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent provided by Delaware law against expenses (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of TGC, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The TGC bylaws further provide that to the extent that a director, officer, employee or agent of TGC has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the paragraphs above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The TGC bylaws provide that any indemnification under the paragraphs above (unless ordered by a court) shall be made by TGC only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the paragraphs above. Such determination proceeding (or part thereof) was authorized by the TGC board of directors.

The TGC bylaws provide that if a claim for indemnification under this section (following the final disposition of such proceeding) is not paid in full within 60 days after TGC has received a claim therefor by the covered person, or if a claim for any advancement of expenses under this section is not paid in full within 30 days after TGC has received a statement or statements requesting such amounts to be advanced, the covered person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the covered person shall be entitled to be paid the expense of prosecuting such claim, or a claim brought by TGC to recover an advancement of expenses prior to the terms of an undertaking, to the fullest extent permitted by applicable law. In any such action, TGC shall have the burden of proving that the covered person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (1) any suit brought by a covered person to enforce a right to indemnification hereunder (but not in a suit brought by a covered person to enforce a right to an advancement of expenses) it shall be a defense that, and (2) in any suit brought by TGC to recover an advancement of expenses pursuant to the terms of an undertaking, TGC shall be entitled to recover such expenses upon a final adjudication that, the covered person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of TGC (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the covered person is proper in the circumstances because the covered person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by TGC (including its

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shall be made (i) by the TGC board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the TGC stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of TGC shall be able to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in the paragraphs above by petitioning a court of appropriate jurisdiction.

directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the covered person has not met such applicable standard of conduct, shall create a presumption that the covered person has not met the applicable standard of conduct or, in the case of such a suit brought by the covered person, be a defense to such suit. In any suit brought by the covered person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by TGC to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the covered person is not entitled to be indemnified, or to such advancement of expenses, under this section or otherwise shall be on TGC. The rights conferred on any covered person by this section shall not be exclusive of any other rights that such covered person may have or hereafter acquire under any statute, any provision of the TGC charter, the TGC bylaws, any agreement or vote of stockholders or disinterested directors or otherwise. This section shall not limit the right of TGC, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than covered persons when and as authorized by appropriate corporate action.

The TGC bylaws provide that any covered person entitled to indemnification and/or advancement of expenses, in each case pursuant to this section, may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such covered person may be associated (including, without limitation, any of the sponsors). TGC hereby acknowledges and agrees that (1) TGC shall be the indemnitor of first resort with respect to any proceeding, expense, liability or matter that is the subject of this section, (2) TGC shall be primarily liable for all such obligations and any indemnification afforded to a covered person in respect of a proceeding, expense, liability or matter

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that is the subject of this section, whether created by law, organizational or constituent documents, contract or otherwise, (3) any obligation of any persons with whom or which a covered person may be associated (including, without limitation, any of the sponsors) to indemnify such covered person and/or advance expenses or liabilities to such covered person in respect of any proceeding shall be secondary to the obligations of TGC hereunder, (4) TGC shall be required to indemnify each Covered Person and advance expenses to each covered person hereunder to the fullest extent provided herein without regard to any rights such covered person may have against any other person with whom or which such covered person may be associated (including, without limitation, any of the sponsors) or insurer of any such person, and (5) TGC irrevocably waives, relinquishes and releases any other person with whom or which a covered person may be associated (including, without limitation, any of the sponsors) from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by TGC hereunder. TGC shall maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of TGC or is or was serving at the request of TGC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not TGC would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Advancement of Expenses
The TGC bylaws provide that the expenses (including attorneys' fees) incurred by a TGC officer or director in defending or settling any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by TGC in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is

The TGC bylaws provide that TGC shall, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a covered person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be

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not entitled to be indemnified by TGC as authorized in this provision. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the TGC board of directors deems appropriate.

made only upon receipt of an undertaking by the covered person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter, a “final adjudication”) that the covered person is not entitled to be indemnified under this section or otherwise.

Amendments to Certificate of Incorporation or Bylaws

General Provisions
The TGC charter provides that the TGC board of directors is expressly authorized to make, alter or repeal the TGC bylaws, and that TGC reserves the right to amend, alter, change or repeal any provision contained in the TGC charter, in the manner prescribed by the DGCL, and all rights conferred upon TGC stockholders therein are granted subject to that reservation.

The TGC bylaws provide that the TGC board of directors, by affirmative vote of a majority of the total number of directors fixed pursuant to the TGC bylaws, may adopt, amend, or repeal the TGC bylaws at any meeting, subject to the provisions in the TGC charter. Subject to the provisions in the TGC charter, the TGC bylaws may also be amended or repealed, and new bylaws adopted, by the TGC stockholders; provided, however, that any amendment or repeal of provisions relating to calling of special meetings of stockholders, stockholder proposals, director vacancies or bylaw amendments may be made only by the affirmative vote of the holders of a majority of the issued and outstanding TGC common stock entitled to vote thereon at any annual meeting or special meeting of TGC stockholders, and only if notice of the proposed amendment or repeal is contained in the notice of the meeting.

The TGC charter provides that TGC shall have the right, subject to any express provisions or restrictions contained in the TGC charter, from time to time, to amend the TGC charter or any provision hereof in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of TGC by the TGC charter or any amendment hereof are subject to such right of TGC. Notwithstanding any other provision of TGC charter or the TGC bylaws (and in addition to any other vote that may be required by applicable law or the TGC charter), (A) prior to the first date on which any investment funds sponsored or managed by Yorktown, Bluescape and Boomer (collectively, the “sponsors”) and their respective affiliates no longer individually or collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of the outstanding shares of TGC common stock, par value $0.001 per share (such date, the “trigger date”), the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of TGC entitled to vote thereon, voting together as a single class and acting at a meeting of the TGC stockholders or by written consent (if permitted) in accordance with the DGCL, the TGC charter and the TGC bylaws, shall be required to amend, alter or repeal any provision of the TGC charter and (B) on and after the trigger date, the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of stock of TGC entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of the TGC charter; provided,

Provision	TGC (Pre-Merger)	TGC (Post-Merger)

however, that the amendment, alteration or repeal of this section shall only require the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of TGC entitled to vote thereon, voting together as a single class.

The TGC bylaws state that in furtherance of, and not in limitation of, the powers conferred by the laws of the state of Delaware, prior to the trigger date, the TGC board of directors is authorized to adopt, amend or repeal the TGC bylaws only with the approval of a majority of the whole TGC board of directors and the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. On and after the trigger date, TGC board of directors shall be expressly authorized to adopt, amend or repeal by the TGC bylaws only with the approval of a majority of the whole TGC board of directors. TGC stockholders shall also have the power to adopt, amend or repeal the TGC bylaws without any requirement to obtain separate TGC board of directors approval; provided, however, that, in addition to any vote of the holders of any class or series of stock of TGC required by law or by the TGC charter, the TGC bylaws may be adopted, altered, amended or repealed by the TGC stockholders only (A) prior to the trigger date, by the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (B) on and after the trigger date, by the affirmative vote of holders of not less than 66 2⁄3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. No TGC bylaws hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of TGC board of directors that was valid at the time it was taken.

Notwithstanding the foregoing, no amendment, alteration or repeal of the amendments section shall adversely affect any right or protection existing under the

Provision	TGC (Pre-Merger)	TGC (Post-Merger)

TGC bylaws immediately prior to such amendment, alteration or repeal, including any right or protection of a present or former director, officer or employee thereunder in respect of any act or omission occurring prior to the time of such amendment.

PRINCIPAL STOCKHOLDERS OF TGC
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the reverse stock split.
The following table sets forth the shareholdings of those persons who own more than 5% of TGC’s common stock as of January 15, 2021 with these computations being based upon 10,685,042 shares of common stock being outstanding as of that date and as to each shareholder, as it may pertain, assumes the exercise of options or warrants granted or held by such shareholder that are exercisable within 60 days of January 15, 2021.
FIVE PERCENT STOCKHOLDERS(1)
Name and Address	Title	Number of Shares Beneficially Owned	Percent of Class
Dolphin Offshore Partners, L.P. c/o Dolphin Mgmt. Services, Inc. P.O. Box 16867 Fernandina Beach, FL 32035	Stockholder	5,288,241	49.5%
(1)	Unless otherwise stated, all shares of Common Stock are directly held with sole voting and dispositive power. The shares set forth in the table are as of January 15, 2021.
SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS
Name and Address	Title	Number of Shares Beneficially Owned(1)	Percent of Class(2)
Matthew K. Behrent(3)	Director	64,400	Less than 1%
Michael J. Rugen(4)	Chief Executive Officer (interim); Chief Financial Officer	81,522	Less than 1%
Peter E. Salas(5)	Director; Chairman of the Board	5,298,366	49.6%
Cary V. Sorensen(6)	Vice President; General Counsel; Secretary	23,623	Less than 1%
Richard M. Thon(7)	Director	32,500	Less than 1%
All Officers and Directors as a group(8)		5,500,411	51.5%
(1)	Unless otherwise stated, all shares of common stock are directly held with sole voting and dispositive power. The shares set forth in the table are as of January 15, 2021.
(2)
Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934 based upon 10,685,042 shares of common stock being outstanding as of November 9. Shares not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of January 15, 2021 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.

(3)	Consists of 64,400 shares held directly.
(4)	Consists of 81,522 shares held directly.
(5)
Consists of 10,125 shares held individually, and 5,288,241 shares held directly by Dolphin Offshore Partners, L.P. (“Dolphin”). Peter E. Salas is the sole shareholder of and controlling person of Dolphin Mgmt. Services, Inc. which is the general partner of Dolphin.

(6)	Consists of 23,623 shares held directly.
(7)	Consists of 32,500 shares held directly.
(8)	Consists of 212,170 shares held directly by directors and management, 5,288,241 shares held by Dolphin and vested.

PRINCIPAL EQUITYHOLDERS OF REP
The following table sets forth the beneficial ownership of REP’s common units as of January 15, 2021 owned by:
1)	each person known to REP to beneficially own more than 5% of any class of REP’s units;
2)	each member of REP’s board of managers;
3)	each of REP’s named executive officers; and
4)	all of REP’s managers and executive officers as a group.
Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more members, managers or executive officers, as the case may be. Each holder’s percentage ownership before the merger is based on 2,076,144 REP common units outstanding as of December 15, 2020, including unvested restricted REP units and assuming that as of such date, all REP preferred units had converted to common units on such date as if the merger had taken place on such date. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Riley Exploration -- Permian, LLC., 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma 73104.
Owners(1)	Number of Shares Beneficially Owned	Percent of Class
5% Equityholders:
Riley Exploration Group, LLC(2)	573,408	27.6%
Yorktown Energy Partners XI, L.P.(3)	218,918	10.5%
Boomer Petroleum, LLC(4)	433,721	20.9%
Bluescape Riley Exploration Acquisition, LLC(5)	470,092	22.6%
Bluescape Riley Exploration Holdings LLC(5)	248,056	11.9%
Managers and Named Executive Officers:
Bobby D. Riley(6)	27,331.34	1.3%
Kevin M. Riley(7)	15,203.08	*
Jeffrey M. Gutman(8)	4,558.69	*
Corey Riley(9)	4,389.33	*
Michael Palmer(10)	2,500	*
Bryan H. Lawrence(3)	—	—
Alvin Libin(4)	—	—
Philip Riley(5)	—	—
All Managers and Executive Officers as a group	53,982.44	2.6%
*	Less than one percent
(1)
The amounts and percentages of common units beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to REP’s knowledge, sole voting and investment power with respect to the indicated number of common units, except to the extent this power may be shared with a spouse.

(2)
Yorktown Energy Partners IV, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Yorktown Energy Partners IX, L.P. and Yorktown Energy Partners X, L.P. collectively own approximately 94% of REG. The address of REG is 2008 North Council Avenue, Blanchard, OK 73010. Yorktown IV Company LLC is the sole general partner of Yorktown Energy Partners IV, L.P. As a result, Yorktown IV Company LLC has the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IV, L.P. Yorktown IV Company LLC disclaims beneficial ownership of the shares held by Yorktown Energy Partners IV, L.P. in excess of its pecuniary interest therein. The managing members of Yorktown IV Company LLC are Bryan H. Lawrence, Peter A. Leidel, Tomas R. LaCosta, W. Howard Keenan, Jr. and Robert A. Signorino. Yorktown V Company LLC is the sole general partner of Yorktown Energy Partners V, L.P. As a result, Yorktown V Company

LLC has the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners V, L.P. The managing members of Yorktown V Company LLC are Bryan H. Lawrence, Peter A. Leidel, Tomas R. LaCosta, W. Howard Keenan, Jr. and Robert A. Signorino. Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC has the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. The managing members of Yorktown VI Associates LLC are Bryan H. Lawrence, Peter A. Leidel, Tomas R. LaCosta, W. Howard Keenan, Jr. and Robert A. Signorino. Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC has the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. The managing members of Yorktown VII Associates LLC are Bryan H. Lawrence, Peter A. Leidel, Tomas R. LaCosta, W. Howard Keenan, Jr. and Robert A. Signorino. Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC has the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VIII, L.P. The managing members of Yorktown VIII Associates LLC are Bryan H. Lawrence, Peter A. Leidel, Tomas R. LaCosta, W. Howard Keenan, Jr., Robert A. Signorino and Bryan R. Lawrence. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC has the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. The managing members of Yorktown IX Associates LLC are Bryan H. Lawrence, Peter A. Leidel, Tomas R. LaCosta, W. Howard Keenan, Jr., Robert A. Signorino and Bryan R. Lawrence. Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC has the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners X, L.P. The managing members of Yorktown X Associates LLC are Bryan H. Lawrence, Peter A. Leidel, Tomas R. LaCosta, W. Howard Keenan, Jr., Robert A. Signorino and Bryan R. Lawrence. Each of the entities described in this footnote and each of the managing members named in this footnote may be deemed to beneficially own the shares directly or indirectly controlled by such entities or such managing member (other than to the extent such entity or person directly holds securities as described herein), but each disclaims beneficial ownership of such shares.
(3)
Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. The managers of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, one of REP’s managers, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino, Bryan R. Lawrence and James C. Crain. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common units owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the common units held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. The managers of Yorktown XI Associates LLC disclaim beneficial ownership of the common units held by Yorktown Energy Partners XI, L.P. The address of such funds is 410 Park Avenue, 19th Floor, New York, New York 10022.

(4)
Boomer Petroleum, LLC is a Delaware limited liability company that is owned 50% by Texel Resources Inc., a Canadian corporation, and 50% by Balmon California, Inc., a California corporation. The President of Boomer Petroleum, LLC is Alvin Libin, one of REP’s managers. The address of Boomer Petroleum, LLC is 3200 255 5th Avenue SW, Calgary, Alberta, Canada T2P 3G6.

(5)
Bluescape Riley Exploration Acquisition LLC is a Delaware limited liability company and beneficially owns REP’s common units. Bluescape Riley Exploration Holdings LLC is a Delaware limited liability company and beneficially owns REP’s common units, and prior to the conversion of REP’s Series A Preferred Units into common units immediately prior to the merger is a beneficial owner of shares of our Series A Preferred Units in Riley Exploration—Permian, LLC. Bluescape Riley Exploration Acquisition LLC is a wholly owned subsidiary of Bluescape Riley Exploration Holdings LLC. Bluescape Energy Recapitalization and Restructuring Fund III LP has voting and dispositive power over REP units held by Bluescape Riley Exploration Acquisition LLC and Bluescape Riley Exploration Holdings LLC and therefore may also be deemed to be the beneficial owner of these units. Bluescape Energy Partners III GP LLC may be deemed to share voting and dispositive power over these units and therefore may also be deemed to be the beneficial owner of these units by virtue of Bluescape Energy Partners III GP LLC being the sole general partner of Bluescape Energy Recapitalization and Restructuring Fund III LP. Bluescape Resources GP Holdings LLC may be deemed to share voting and dispositive power over these units and therefore may also be deemed to be the beneficial owner of these units by virtue of Bluescape Resources GP Holdings LLC being the manager of Bluescape Energy Partners III GP LLC. Charles John Wilder, Jr. may be deemed to share voting and dispositive power over these units and therefore may also be deemed to be the beneficial owner of these units by virtue of Charles John Wilder, Jr. being the manager of Bluescape Resources GP Holdings LLC. Each of Bluescape Riley Exploration Acquisition LLC, Bluescape Riley Exploration Holdings LLC, Bluescape Energy Recapitalization and Restructuring Fund III LP, Bluescape Energy Partners III GP LLC, Bluescape Resources GP Holdings LLC, and Charles John Wilder, Jr. disclaims beneficial ownership of the units reported as held by Bluescape Riley Exploration Holdings LLC in excess of its respective pecuniary interest in such units. The address of Bluescape Riley Exploration Acquisition LLC and Bluescape Riley Exploration Holdings LLC and mailing address of each listed beneficial owner is 200 Crescent Court, Suite 1900, Dallas, Texas 75201.

(6)	Includes 13,238.01 unvested restricted REP units.
(7)	Includes 7,643.67 unvested restricted REP units.
(8)	Includes 3,161.33 unvested restricted REP units.
(9)	Includes 3,958.33 unvested restricted REP units.
(10)	Includes 2,500 unvested restricted REP units.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
Except where specifically noted, the following information does not give effect to the proposed reverse stock split.
The following table sets forth certain information with respect to the beneficial ownership of the combined company’s common stock immediately after the closing, by:
•	each person, or group of affiliated persons, expected by TGC and REP to become the beneficial owner of more than 5% of the outstanding common stock of the combined company;
•	each named executive officer and director of the combined company; and
•	all of the combined company’s executive officers and directors as a group.
The percentage of ownership is based on 213,725,840 shares of common stock expected to be outstanding upon the closing (assuming no adjustments to the exchange ratio and prior to giving effect to the reverse stock split described herein), adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Except for the merger, neither TGC nor REP know of any arrangements, including any pledge by any person of securities of the combined company, the operation of which may at a subsequent date result in a change of control of the combined company.
The following table and the related notes assume that, at the effective time, each REP common unit will convert into the right to receive 97.796467 shares of TGC common stock. See “The Merger Agreement-Merger Consideration” for more information regarding the exchange ratio.
Unless otherwise indicated, the address of all listed stockholders is c/o REP, 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma 73104.
Owners(1)	Number of Shares Beneficially Owned	Percent of Class
5% Equityholders:
Riley Exploration Group, LLC(2)	56,077,276	26.2%
Yorktown Energy Partners XI, L.P.(3)	21,409,402	10.0%
Boomer Petroleum, LLC(4)	42,416,372	19.9%
Bluescape Riley Exploration Acquisition, LLC(5)	45,973,327	21.5%
Bluescape Riley Exploration Holdings LLC(5)	24,258,995	11.4%
Directors, Director Nominees and Named Executive Officers:
Bobby D. Riley	2,672,972	1.3%
Kevin M. Riley	1,486,807	*
Corey Riley	429,261	*
Michael Palmer	244,491	*
Bryan H. Lawrence(3)	—	—
Michael J. Rugen	81,522	*
Brent Arriaga	—	—
E. Wayne Nordberg	—	—
All Directors, Director Nominees and Executive Officers as a group	6,384,447	3.0%
*	Less than one percent
(1)
The amounts and percentages of common units beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners will have, to TGC’s and REP’s knowledge, sole voting and investment power with respect to the indicated number of TGC common stock, except to the extent this power may be shared with a spouse.
(2)	Certain investment funds managed by Yorktown Partners own an aggregate of approximately 94% of REG. The address of REG is 2008 North Council Avenue, Blanchard, OK 73010.
(3)
Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. The managers of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, one of REP’s managers, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino, Bryan R. Lawrence and James C. Crain. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the TGC common stock to be owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the TGC common stock to be held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. The managers of Yorktown XI Associates LLC disclaim beneficial ownership of the TGC common stock to be held by Yorktown Energy Partners XI, L.P. The address of such funds is 410 Park Avenue, 19th Floor, New York, New York 10022.

(4)
Boomer Petroleum, LLC is a Delaware limited liability company that is owned 50% by Texel Resources Inc., a Canadian corporation, and 50% by Balmon California, Inc., a California corporation. The President of Boomer Petroleum, LLC is Alvin Libin, one of REP’s managers. The address of Boomer Petroleum, LLC is 3200 255 5th Avenue SW, Calgary, Alberta, Canada T2P 3G6.

(5)
Bluescape Riley Exploration Acquisition LLC is a Delaware limited liability company and will beneficially own TGC common stock. Bluescape Riley Exploration Holdings LLC is a Delaware limited liability company and will beneficially own TGC common stock. Bluescape Riley Exploration Acquisition LLC is a wholly owned subsidiary of Bluescape Riley Exploration Holdings LLC. Bluescape Energy Recapitalization and Restructuring Fund III LP has voting and dispositive power over TGC common stock to be held by Bluescape Riley Exploration Acquisition LLC and Bluescape Riley Exploration Holdings LLC and therefore may also be deemed to be the beneficial owner of these shares. Bluescape Energy Partners III GP LLC may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Bluescape Energy Partners III GP LLC being the sole general partner of Bluescape Energy Recapitalization and Restructuring Fund III LP. Bluescape Resources GP Holdings LLC may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Bluescape Resources GP Holdings LLC being the manager of Bluescape Energy Partners III GP LLC. Charles John Wilder, Jr. may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of Charles John Wilder, Jr. being the manager of Bluescape Resources GP Holdings LLC. Each of Bluescape Riley Exploration Acquisition LLC, Bluescape Riley Exploration Holdings LLC, Bluescape Energy Recapitalization and Restructuring Fund III LP, Bluescape Energy Partners III GP LLC, Bluescape Resources GP Holdings LLC, and Charles John Wilder, Jr. disclaims beneficial ownership of the shares reported as held by Bluescape Riley Exploration Holdings LLC in excess of its respective pecuniary interest in such shares. The address of Bluescape Riley Exploration Acquisition LLC and Bluescape Riley Exploration Holdings LLC and mailing address of each listed beneficial owner is 200 Crescent Court, Suite 1900, Dallas, Texas 75201.

LEGAL MATTERS
Davis, Graham & Stubbs LLP will pass upon the validity of the TGC common stock offered by this proxy statement/prospectus.
EXPERTS
The consolidated financial statements of Tengasco, Inc. as of December 31, 2019 and 2018 and for the years then ended included in this proxy statement/prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of ASC 842), which is included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.
The information included in this proxy statement/prospectus regarding estimated quantities of reserves of TGC, the future net revenues from those reserves and their present value as of December 31, 2019 is based on the reserve reports prepared by LaRoche Petroleum Consultants, Ltd, or LaRoche, TGC’s independent petroleum engineers. These estimates are included in this proxy statement/prospectus in reliance upon the authority of such firm as an expert in these matters.
The consolidated financial statements of Riley Exploration – Permian, LLC as of September 30, 2020 and 2019 and for each of the three years in the period ended September 30, 2020 included in this proxy statement/prospectus have been so included in reliance on the report of BDO USA LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.
The information included in this proxy statement/prospectus regarding estimated quantities of reserves of REP, the future net revenues from those reserves and their present value as of September 30, 2020 is based on the reserve reports prepared by Netherland, Sewell & Associates, Inc., or NSAI, REP’s independent petroleum engineers. These estimates are included in this proxy statement/prospectus in reliance upon the authority of such firm as an expert in these matters.
WHERE YOU CAN FIND MORE INFORMATION
TGC files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that TGC files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TGC’s SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning TGC also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.
As of the date of this proxy statement/prospectus, TGC has filed a registration statement on Form S-4 to register with the SEC the TGC common stock that TGC will issue to REP members in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of TGC, as well as a proxy statement of TGC for the TGC special meeting.
TGC has supplied all information contained in this proxy statement/prospectus relating to TGC, and REP has supplied all information contained in this proxy statement/prospectus relating to REP.
If you would like to request documents from TGC or REP, please send a request in writing or by telephone to either TGC or REP at the following addresses:
Tengasco, Inc.	Riley Exploration – Permian, LLC
8000 E. Maplewood Ave., Suite 130 Greenwood Village, Colorado 80111	29 E. Reno Avenue, Suite 500 Oklahoma City, Oklahoma 73104

Telephone: (720) 420-4460	Telephone: (405) 415-8677
Attn: Investor Relations	Attn: Chief Financial Officer

OTHER MATTERS
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires TGC’s officers and directors, and persons who own more than ten percent of a registered class of TGC’s equity securities, to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish TGC with copies of all forms that they file pursuant to Section 16(a). Based on TGC’s review of the copies of such forms received by it and written representations from certain reporting persons, TGC believes that during fiscal 2019, its executive officers, directors and ten-percent stockholders complied with all applicable filing requirements.
Stockholder Proposals
TGC’s stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the TGC bylaws and the rules established by the SEC under the Exchange Act. To be considered for inclusion in the proxy statement relating to TGC’s 2021 Annual Meeting of Stockholders (“2021 Annual Meeting”), TGC must receive at its principal executive offices stockholder proposals (other than for director nominations) no later than July 2, 2021, not less than one hundred twenty (120) days immediately preceding the date of the mailing of the notice of annual meeting and proxy statement and other materials for the preceding annual meeting of stockholders; provided that if the date of the 2021 Annual Meeting is not within thirty (30) days before or after the first anniversary of the 2020 Annual Meeting, such notice must instead be received by TGC no later than the close of business on the tenth day following the day on which the notice of the date of the 2021 Annual Meeting was mailed or public disclosure was made, which ever first occurs. The notice of a stockholder proposal shall set forth (i) a brief description of the proposal or business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name, age, business and residence address of the stockholder submitting the proposal, (iii) the principal occupation or employment of such stockholder, (iv) the number of shares of TGC which are beneficially owned by such stockholder and the date which shares were first acquired by the shareholder, and (v) any material interest of the stockholder in such proposal. The Chairman of the TGC board of directors shall, if the facts warrant, determine and declare to the meeting that a proposal was not properly brought before the meeting in accordance with the provisions of the TGC bylaws, and if he or she should so determine, and any proposal not properly brought before the meeting shall not be transacted.
Stockholder Communications with the TGC Board of Directors
TGC stockholders may communicate with the TGC board of directors, or an individual director, by sending written correspondence to TGC’s Secretary at Tengasco, Inc., 8000 E. Maplewood Ave., Suite 130, Greenwood Village, Colorado 80111. The Secretary will review such correspondence and forward it to the TGC board of directors, or an individual director, as appropriate.
Householding of Proxy Materials
The SEC has adopted rules known as “householding” that permit companies and intermediaries (such as brokers) to deliver one set of proxy materials to multiple stockholders residing at the same address. This process enables TGC to reduce TGC’s printing and distribution costs and reduce TGC’s environmental impact. Householding is available to both TGC registered stockholders and beneficial owners of TGC shares held in street name.
TGC will promptly deliver a separate copy of either document to you upon written or oral request to Tengasco, Inc., 8000 E. Maplewood Ave., Suite 130, Greenwood Village, Colorado 80111, Attention: Investor Relations, Telephone: (720) 420-4460. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact TGC at the above address and phone number.

Glossary of Oil and Gas Terms
The terms defined in this section are used with or without capitalization throughout this proxy statement/prospectus:
“Bbl” means one stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.
“Bbl/d” means Bbl per day.
“BOE” means barrels of oil equivalent. Oil equivalents are determined using the ratio of six Mcf of gas (including gas liquids) to one Bbl of oil.
“BOE/d” means BOE per day.
“Btu” means one British thermal unit—a measure of the amount of energy required to raise the temperature of a one-pound mass of water one degree Fahrenheit at sea level.
“Completion” means the installation of permanent equipment for the production of oil or natural gas.
“Developed acreage” means acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease.
“Development well” means a well drilled to a known producing formation in a previously discovered field, usually offsetting a producing well on the same or an adjacent oil and natural gas lease.
“Dry hole” means a well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
“Exploratory well” means a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well or a stratigraphic test well as those terms are defined in this section.
“Extension well” means a well drilled to extend the limits of a known reservoir.
“EUR” means estimated ultimate recovery based on an approximation of the quantity of oil or gas that is potentially recoverable or has already been recovered from a reserve or well.
“Field” means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature or stratigraphic condition.
“Fracturing” means mechanically inducing a crack or surface of breakage within rock not related to foliation or cleavage in metamorphic rock in order to enhance the permeability of rocks greatly by connecting pores together.
“Gas” or “Natural gas” means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain liquids.
“Gross Acres” or “Gross Wells” means the total acres or wells, as the case may be, in which the applicable company has a working interest.
“Hydraulic fracturing” means a procedure to stimulate production by forcing a mixture of fluid and proppant (usually sand) into the formation under high pressure. This creates artificial fractures in the reservoir rock, which increases 1 permeability and porosity.
“Horizontal drilling” means a wellbore that is drilled laterally.
“Leases” means full or partial interests in oil or gas properties authorizing the owner of the lease to drill for, produce and sell oil and natural gas in exchange for any or all of rental, bonus and royalty payments. Leases are generally acquired from private landowners (fee leases) and from federal and state governments on acreage held by them.
“MBbl” One thousand barrels of oil, condensate or NGLs.
“MBoe” One thousand barrels of oil equivalent. Oil equivalents are determined using the ratio of six Mcf of gas (including gas liquids) to one Bbl of oil.

“MBoe/d” means MBoe per day.
“Mcf” is an abbreviation for “1,000 cubic feet,” which is a unit of measurement of volume for natural gas.
“MMBbl” One million barrels of oil, condensate or NGLs.
“MMBO/Section” One million barrels of oil per Section.
“MMBtu” One million Btus.
“MMcf” is an abbreviation for “1,000,000 cubic feet,” which is a unit of measurement of volume for natural gas.
“Net Acres” or “Net Wells” is the sum of the fractional working interests owned in gross acres or wells, as the case may be, expressed as whole numbers and fractions thereof.
“Net revenue interest” means all of the working interests less all royalties, overriding royalties, non-participating royalties, net profits interest or similar burdens on or measured by production from oil and natural gas.
“NGL” means natural gas liquids.
“NYMEX” means New York Mercantile Exchange.
“Overriding royalty” means an interest in the gross revenues or production over and above the landowner’s royalty carved out of the working interest and also unencumbered with any expenses of operation, development or maintenance.
“Operator” means the individual or company responsible to the working interest owners for the exploration, development and production of an oil or natural gas well or lease.
“P50” defined as 50% of estimates exceed the P50 estimate (and by definition, 50% of estimates are less than the P50 estimate).
“Play” or “play” means a regionally distributed oil and natural gas accumulation. Resource plays are characterized by continuous, aerially extensive hydrocarbon accumulations in tight sand, shale and coal reservoirs.
“Possible Reserves” means reserves that are less certain to be recovered than probable reserves.
“Prospect” means a geological area which is believed to have the potential for oil and natural gas production.
“Productive well” means a well that is producing oil or gas or that is capable of production.
“Probable Reserves” means reserves that are less certain to be recovered than proved reserves but that, together with proved reserves, are as likely as not to be recovered.
“PDNP” means proved developed non-producing wells.
“Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
“Proved reserves” means the estimated quantities of oil, gas and gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
“Proved undeveloped reserves” means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
“PV-10 value” means the present value of estimated future gross revenue to be generated from the production of estimated net proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated (unless such prices or costs are subject to change pursuant to contractual provisions), without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10 percent. While this measure does not include the effect of income taxes as it would in the use of the standardized measure calculation, it does provide an indicative representation of the relative value of the applicable company on a comparative basis to other companies and from period to period.

“Recompletion” means the completion for production from an existing wellbore in a formation other than that in which the well has previously been completed.
“Reservoir” means a porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.
“Royalty” means the share paid to the owner of mineral rights, expressed as a percentage of gross income from oil and natural gas produced and sold unencumbered by expenses relating to the drilling, completing and operating of the affected well.
“Royalty interest” means an interest in an oil and natural gas property entitling the owner to shares of oil and natural gas production, free of costs of exploration, development and production operations.
“SEC pricing” means the price per Bbl for oil or per MMBtu for natural gas as calculated from the unweighted arithmetic average first-day-of-the-month prices for the prior 12 months, as adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead.
“Section” means 640 acres.
“Seismic Data” means an exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape and depth of a subsurface rock formation. 2-D seismic provides two-dimensional information and 3-D seismic provides three-dimensional views.
“Service well” means a well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.
“Spacing” means the distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.
“Stratigraphic test well” means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.
“Undeveloped acreage” means lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.
“Undeveloped leasehold acreage” means the leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether such acreage contains estimated net proved reserves.
“Unit” means the joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.
“Working interest” means an interest in an oil and natural gas lease entitling the holder at its expense to conduct drilling and production operations on the leased property and to receive the net revenues attributable to such interest, after deducting the landowner’s royalty, any overriding royalties, production costs, taxes and other costs.
“WTI” means the price of West Texas Intermediate oil on the NYMEX.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
Tengasco, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Tengasco, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Moss Adams LLP
Denver Colorado
March 30, 2020
We have served as the Company’s auditor since 2017.

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share and share data)
	December 31,
	2019	2018
Assets
Current
Cash and cash equivalents	$3,055	$3,115
Accounts receivable	557	533
Inventory	415	464
Prepaid expenses	247	235
Other current assets	4	—
Total current assets	4,278	4,347
Loan fees, net	4	9
Right of use asset - operating leases	41	—
Oil and gas properties, net (full cost accounting method)	4,385	4,804
Other property and equipment, net	149	190
Accounts receivable - noncurrent	65	130
Other noncurrent assets	—	4
Total assets	$8,922	$9,484
See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share and share data)
	December 31,
	2019	2018
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable – trade	$269	$132
Accrued liabilities	164	282
Lease liabilities - operating leases - current	41	—
Lease liabilities - finance leases - current	61	—
Current maturities of long-term debt	—	51
Asset retirement obligation - current	75	83
Total current liabilities	610	548
Lease liabilities - finance leases - noncurrent	41	—
Long term debt, less current maturities	—	73
Asset retirement obligation - non current	1,923	2,096
Total liabilities	2,574	2,717
Commitments and contingencies (Note 9)
Stockholders’ equity
Preferred stock, 25,000,000 shares authorized:
Series A Preferred stock, $0.0001 par value, 10,000 shares designated; 0 shares issued and outstanding	—	—
Common stock, $.001 par value: authorized 100,000,000 Shares; 10,658,775 and 10,639,290 shares issued and outstanding	11	11
Additional paid in capital	58,293	58,276
Accumulated deficit	(51,956)	(51,520)
Total stockholders’ equity	6,348	6,767
Total liabilities and stockholders’ equity	$8,922	$9,484
See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share and share data)
	Year ended December 31,
	2019	2018
Revenues
Oil and gas properties	$4,911	$5,871
Total revenues	4,911	5,871
Cost and expenses
Production costs and taxes	3,398	3,591
Depreciation, depletion, and amortization	716	795
General and administrative	1,302	1,245
Total cost and expenses	5,416	5,631
Net income (loss) from operations	(505)	240
Other income (expense)
Net interest expense	(10)	(5)
Gain on sale of assets	45	33
Other income	6	157
Total other income (expense)	41	185
Income (loss) from operations before income tax	(464)	425
Deferred income tax benefit	28	17
Net income (loss) from continuing operations	(436)	442
Net income from discontinued operations	—	1,127
Net income (loss)	$(436)	$1,569
Net income (loss) per share - basic and fully diluted
Continuing operations	$(0.04)	$0.04
Discontinued operations	$—	$0.11
Shares used in computing earnings per share
Basic and fully diluted	10,651,342	10,628,170
See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(In thousands, except per share and share data)
	Common Stock		Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2017	10,619,924	$11	$58,253	$(53,089)	$5,175
Net income	—	—	—	1,569	1,569
Compensation expense related to stock issued	19,366	—	23	—	23
Balance, December 31, 2018	10,639,290	$11	$58,276	$(51,520)	$6,767
Net loss	—	—	—	(436)	(436)
Compensation expense related to stock issued	19,485	—	17	—	17
Balance, December 31, 2019	10,658,775	$11	$58,293	$(51,956)	$6,348
See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)
	Year ended December 31,
	2019	2018
Operating activities
Net income (loss) from continuing operations	$(436)	$442
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, depletion, and amortization	716	795
Amortization of loan fees-interest expenses	5	4
Accretion of discount on asset retirement obligation	132	141
Gain on asset sales	(45)	(33)
Compensation and services paid in stock / stock options	17	23
Changes in assets and liabilities:
Accounts receivable	41	96
Inventory, prepaid expense, and other assets	(68)	(28)
Accounts payable	63	(58)
Accrued liabilities	(123)	(64)
Settlement on asset retirement obligations	(76)	(25)
Net cash provided by operating activities - continuing operations	226	1,293
Net cash provided by operating activities - discontinued operations	—	44
Net cash provided by operating activities	226	1,337
Investing activities
Additions to oil and gas properties	(437)	(1,011)
Proceeds from sale of oil and gas properties	56	7
Additions to other property & equipment	(2)	(27)
Proceeds from sale of other property & equipment	150	8
Net cash used in investing activities - continuing operations	(233)	(1,023)
Net cash provided by investing activities - discontinued operations	—	2,658
Net cash provided by (used in) investing activities	(233)	1,635
Financing activities
Proceeds from borrowings	—	100
Repayment of borrowings	(53)	(142)
Net cash used in financing activities - continuing operations	(53)	(42)
Net cash used in financing activities - discontinued operations	—	—
Net cash used in financing activities	(53)	(42)
Net change in cash and cash equivalents	(60)	2,930
Cash and cash equivalents, beginning of period	3,115	185
Cash and cash equivalents, end of period	$3,055	$3,115
Supplemental cash flow information:
Cash interest payments	$5	$—
Supplemental non-cash investing and financing activities:
Financed company vehicles	$57	$136
Asset retirement obligations incurred	$12	$7
Revisions to asset retirement obligations	$(187)	$(198)
Capital expenditures included in accounts payable and accrued liabilities	$88	$9
See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1. Description of Business and Significant Accounting Policies
Tengasco, Inc. (the “Company”) is a Delaware corporation. The Company is in the business of exploration for and production of oil and natural gas. The Company’s primary area of exploration and production is in Kansas.
The Company’s wholly owned subsidiary, Tengasco Pipeline Corporation (“TPC”) owned and operated a pipeline which it constructed to transport natural gas from the Company’s Swan Creek Field to customers in Kingsport, Tennessee. The Company sold all its pipeline assets on August 16, 2013.
The Company’s wholly owned subsidiary, Manufactured Methane Corporation (“MMC”) operated treatment and delivery facilities in Church Hill, Tennessee for the extraction of methane gas from a landfill for eventual sale as natural gas and for the generation of electricity. The Company sold all its methane facility assets on January 26, 2018. (See Note 5. Discontinued Operations).
Principles of Consolidation
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries after elimination of all significant intercompany transactions and balances.
Use of Estimates
The accompanying consolidated financial statements are prepared in conformity with U.S. GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include reserve quantities and estimated future cash flows associated with proved reserves, which significantly impact depletion expense and potential impairments of oil and natural gas properties, income taxes and the valuation of deferred tax assets, stock-based compensation and commitments and contingencies. We analyze our estimates based on historical experience and various other assumptions that we believe to be reasonable. While we believe that our estimates and assumptions used in preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.
Revenue Recognition
Effective January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers. The Company identifies the contracts with each of its customers and the separate performance obligations associated with each of these contracts. Revenues are recognized when the performance obligations are satisfied and when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.
Crude oil is sold on a month-to-month contract at a price based on an index price from the purchaser, net of differentials. Crude oil that is produced is stored in storage tanks. The Company will contact the purchaser and request them to pick up the crude oil from the storage tanks. When the purchaser picks up the crude from the storage tanks, control of the crude transfers to the purchaser, the Company’s contractual obligation is satisfied, and revenues are recognized. The sales of oil represent the Company’s share of revenues net of royalties and excluding revenue interests owned by others. When selling oil on behalf of royalty owners or working interest owners, the Company is acting as an agent and thus reports revenues on a net basis. Fees and other deductions incurred prior to transfer of control are recorded as production costs. Revenues are reported net of fees and other deductions incurred after transfer of control.
Electricity from the Company’s methane facility was sold on a long-term contract. There were no specific volumes of electricity that were required to be delivered under this contract. Electricity passed through sales meters located at the Carter Valley landfill site, at which time control of the electricity transferred to the purchaser, the Company’s contractual obligation was satisfied, and revenues were recognized. The Company sold its methane facility and generation assets on January 26, 2018 and therefore will not recognize revenues associated with any sales volumes after that date. Revenues associated with the methane facility are included in Discontinued Operations. (See Note 5. Discontinued Operations)

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The Company operates certain salt water disposal wells, some of which accept water from third parties. The contracts with the third parties primarily require a flat monthly fee for the third parties to dispose water into the wells. In some cases, the contract is based on a per barrel charge to dispose water into the wells. There is no requirement under the contracts for these third parties to use these wells for their water disposal. If the third parties do dispose water into the Company operated wells in a given month, the Company has met its contractual obligations and revenues are recognized for that month.
The following table presents the disaggregated revenue by commodity for the years ended December 31, 2019 and 2018 (in thousands):
	Year ended December 31,
	2019	2018
Crude oil	$4,884	5,840
Saltwater disposal fees	27	31
Total	$4,911	$5,871
There were no natural gas imbalances at December 31, 2019 or 2018.
Cash and Cash Equivalents
Cash and cash equivalents include temporary cash investments with a maturity of ninety days or less at date of purchase.
Inventory
Inventory consists of crude oil in tanks and is carried at lower of cost or market value. The cost component of the oil inventory is calculated using the average quarterly per barrel cost for the quarter ended December 31, 2019 and December 31, 2018. During 2019 and 2018, the Company included production costs and taxes in its calculation of estimated cost. The market component is calculated using the average December 2019 and December 2018 oil sales price for the Company’s Kansas properties. At December 31, 2018, the Company also carried equipment and materials to be used in its Kansas operation and is carried at the lower of cost or market value. The cost component of the equipment and materials inventory represents the original cost paid for the equipment and materials. The market component is based on estimated sales value for similar equipment and materials at the end of each year. In January 2019, the Company sold its equipment inventory for $150,000 and recorded a gain on the sale of the in the amount of $45,000. At December 31, 2019 and December 31, 2018, inventory consisted of the following (in thousands):
	December 31,
	2019	2018
Oil – carried at cost	$415	$359
Equipment and materials – carried at market	—	105
Total inventory	$415	$464
Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all costs incurred in connection with acquisition, exploration, and development of oil and gas reserves are capitalized. Capitalized costs include lease acquisitions, seismic related costs, certain internal exploration costs, drilling, completion, and estimated asset retirement costs. The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated asset retirement costs which are not already included net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The Company has determined its reserves based upon reserve reports provided by LaRoche Petroleum Consultants Ltd. since 2009. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company had $0 in unevaluated properties as of both December 31, 2019 and 2018. Proceeds from

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
the sale of oil and gas properties are accounted for as reductions to capitalized costs unless such sales cause a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized.
At the end of each reporting period, the Company performs a “ceiling test” on the value of the net capitalized cost of oil and gas properties. This test compares the net capitalized cost (capitalized cost of oil and gas properties, net of accumulated depreciation, depletion and amortization and related deferred income taxes) to the present value of estimated future net revenues from oil and gas properties using an average price (arithmetic average of the beginning of month prices for the prior 12 months) and current cost discounted at 10% plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized (ceiling). If the net capitalized cost is greater than the ceiling, a write-down or impairment is required. A write-down of the carrying value of the asset is a non-cash charge that reduces earnings in the current period. Once incurred, a write-down may not be reversed in a later period. The Company performed its ceiling tests during 2019 and 2018, resulting in no impairments of its oil and gas properties.
Asset Retirement Obligation
An asset retirement obligation associated with the retirement of a tangible long-lived asset is recognized as a liability in the period incurred, with an associated increase in the carrying amount of the related long-lived asset, our oil and natural gas properties. The cost of the tangible asset, including the asset retirement cost, is depleted over the useful life of the asset. The asset retirement obligation is recorded at its estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligation discounted at our credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Accretion expense is recorded as “Production costs and taxes” in the Consolidated Statements of Operations. If the estimated future cost of the asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the long-lived asset. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates, revisions to estimated inflation rates, and changes in the estimated timing of abandonment.
Manufactured Methane Facilities
The Manufactured Methane facilities were placed into service in April 2009 and were being depreciated using the straight-line method over the useful life based on the estimated landfill closure date of December 2041. The Company sold all its methane facility assets, except the applicable U.S. patent, on January 26, 2018. (See Note 5. Discontinued Operations)
Other Property and Equipment
Other property and equipment is carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from two to seven years. Net gains or losses on other property and equipment disposed of are included in operating income in the period in which the transaction occurs.
Stock-Based Compensation
The Company records stock-based compensation to employees based on the estimated fair value of the award at grant date. We recognize expense on a straight-line basis over the requisite service period. For stock-based compensation that vests immediately, the Company recognizes the entire expense in the quarter in which the stock-based compensation is granted. The Company recorded compensation expense of $17,000 in 2019 and $23,000 in 2018.

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Accounts Receivable
Accounts receivable consist of uncollateralized joint interest owner obligations due within 30 days of the invoice date, uncollateralized accrued revenues due under normal trade terms, generally requiring payment within 30 days of production, and other miscellaneous receivables. No interest is charged on past-due balances. Payments made on accounts receivable are applied to the earliest unpaid items. We review accounts receivable periodically and reduce the carrying amount by a valuation allowance that reflects our best estimate of the amount that may not be collectible. No allowance was recorded at December 31, 2019 and 2018. At December 31, 2019 and 2018, accounts receivable consisted of the following (in thousands):
	December 31,
	2019	2018
Revenue	$415	$396
Tax	65	129
Joint interest	77	8
Accounts receivable - current	$557	$533

Tax - noncurrent	$65	$130
At December 31, 2019 and December 31, 2018, the Company recorded a tax related non-current receivable in the amount of $65,000 and $130,000, respectively. (See Note 13. Income Taxes)
Income Taxes
Income taxes are reported in accordance with U.S. GAAP, which requires the establishment of deferred tax accounts for all temporary differences between the financial reporting and tax bases of assets and liabilities, using currently enacted federal and state income tax rates. In addition, deferred tax accounts must be adjusted to reflect new rates if enacted into law.
Realization of deferred tax assets is contingent on the generation of future taxable income. As a result, management considers whether it is more likely than not that all or a portion of such assets will be realized during periods when they are available, and if not, management provides a valuation allowance for amounts not likely to be recognized.
Management periodically evaluates tax reporting methods to determine if any uncertain tax positions exist that would require the establishment of a loss contingency. A loss contingency would be recognized if it were probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated.
The amount recognized is subject to estimates and management’s judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.
Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.
The Company’s primary business activities include oil sales to a limited number of customers in the state of Kansas. The related trade receivables subject the Company to a concentration of credit risk. The Company sells a majority of its crude oil primarily to two customers in Kansas. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it may have a significant adverse effect on the Company’s results of operations.
Revenue from the top two purchasers accounted for 87.7% and 11.8% of total revenues for year ended December 31, 2019. Revenue from the top two purchasers accounted for 85.6% and 13.8% of total revenues for year

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
ended December 31, 2018. As of December 31, 2019 and 2018, two of the Company’s oil purchasers accounted for 86.0% and 93.2%, respectively of accounts receivable, of which one oil purchaser accounted for 76.9% and 84.4%, respectively.
The amounts above exclude revenues and accounts receivable associated with Discontinued Operations. (see Note 5. Discontinued Operations)
Earnings per Common Share
The Company reports basic earnings per common share, which excludes the effect of potentially dilutive securities, and diluted earnings per common share which include the effect of all potentially dilutive securities unless their impact is anti-dilutive. The following are reconciliations of the numerators and denominators of the Company’s basic and diluted earnings per share, (in thousands except for share and per share amounts):
	For the years ended December 31,
	2019	2018
Income (numerator):
Net income (loss) from continuing operations	$(436)	$442
Net income from discontinued operations	—	1,127
Weighted average shares (denominator):
Weighted average shares - basic	10,651,342	10,628,170
Dilution effect of share-based compensation, treasury method	—	—
Weighted average shares - dilutive	10,651,342	10,628,170
Income (loss) per share – Basic and Dilutive:
Continuing operations	$(0.04)	$0.04
Discontinued operations	$—	$0.11
Options issued to the Company’s directors in which the exercise price was higher than the average market price each quarter was also excluded from diluted shares as they would have been anti-dilutive (See Note 12. Stock and Stock Options). In addition, the shares that would be issued to employees and Company directors have also been excluded from this calculation. (See Note 9. Commitments and Contingencies)
Fair Value of Financial Instruments
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payables, accrued liabilities, lease liabilities, and long-term debt approximates fair value as of December 31, 2019 and 2018.
Derivative Financial Instruments
The Company uses derivative instruments to manage our exposure to commodity price risk on sales of oil production. The Company does not enter into derivative instruments for speculative trading purposes. The Company presents the fair value of derivative contracts on a net basis where the right to offset is provided for in our counterparty agreements. As of December 31, 2019 and 2018, the Company did not have any open derivatives.
Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation with no effect on net income.
2. Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). This guidance was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the amendments

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
was permitted for all entities. The Company has identified each of its leases and determined the impact of this new guidance on each of the identified leases. The Company implemented ASU 2016-02 Leases (Topic 842) as of January 1, 2019 using the modified retrospective approach. As a result of this implementation, the Company recorded right-of-use assets and liabilities associated with operating leases of approximately $98,000. There was no transition adjustment related to finance leases.
The Company elected the package of practical expedients within ASU 2016-02 Leases (Topic 842) that allows an entity to not reassess, prior to the effective date, (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification of any expired or existing leases, or (iii) initial direct costs for any existing leases. Additionally, the Company elected the practical expedient to not evaluate existing or expired land easements not previously accounted for as leases prior to the effective date. The Company also made an account policy election not to apply the lease recognition requirements to leases with an initial term of 12 months or less.
3. Related Party Transactions
On September 17, 2007, Hoactzin Partners, L.P. (“Hoactzin”) subscribed to a drilling program offered by the Company consisting of wells to be drilled on the Company’s Kansas Properties (the “Program”). Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin and of Dolphin Offshore Partners, L.P., the Company’s largest shareholder. Hoactzin was also conveyed a net profits interest in the MMC facility at the Carter Valley municipal solid waste landfill owned and operated by Republic Services, Inc. in Church Hill, Tennessee where the Company installed a propriety combination of advanced gas treatment technology to extract the methane component of the purchased gas stream (the “Methane Project”). The net profits interest owned by Hoactzin during 2017 was 7.5% of the net profits as defined by agreement and took into account specific costs and expenses as well as gross gas revenues for the project. As a result of the startup costs, monthly operating expenses, and gas production levels experienced, no net profits as defined were realized during the period from the project startup in April, 2009 through January 26, 2018, the date the Company sold the Methane Project to a third party, for payment to Hoactzin under the net profits interest. In addition, during Company during the 4th quarter of 2018, the Company acquired all of Hoactzin’s working interest in the drilling program wells for $134,690.
On December 18, 2007, the Company entered into a Management Agreement with Hoactzin to manage on behalf of Hoactzin all of its working interest in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As part of the consideration for the Company’s agreement to enter into the Management Agreement, Hoactzin granted to the Company an option to participate in up to a 15% working interest on a dollar for dollar cost basis in any new drilling or workover activities undertaken on Hoactzin’s managed properties during the term of the Management Agreement. The Management Agreement expired on December 18, 2012.
The Company entered into a transition agreement with Hoactzin whereby the Company no longer performs operations, but administratively assists Hoactzin in becoming operator of record of these wells and transferring all bonds from the Company to Hoactzin. This assistance is primarily related to signing the necessary documents to effectuate this transition. Hoactzin and its controlling member are indemnifying the Company for any costs or liabilities incurred by the Company resulting from such assistance, or the fact that the Company is the operator of record on certain of these wells. As of the date of this proxy statement/prospectus, the Company continues to administratively assist Hoactzin with this transition process.
As operator during the term of the Management Agreement that expired in 2012, the Company routinely contracted in its name for goods and services with vendors in connection with its operation of the Hoactzin properties. In practice, Hoactzin directly paid these invoices for goods and services that were contracted in the Company’s name. As a result of the operations performed by Hoactzin in late 2009 and 2010, Hoactzin had significant past due balances to several vendors, a portion of which were included on the Company’s balance sheet. Payables related to these past due and ongoing operations remained outstanding at December 31, 2017 in the amount of $159,000. The Company had recorded the Hoactzin-related payables and the corresponding receivable from Hoactzin as of December 31, 2017 in its Consolidated Balance Sheets under “Accounts payable – other” and “Accounts receivable – related party”. However, Hoactzin had not made payments to reduce the $159,000 of past due balances from 2009 and 2010 since the second quarter of 2012. Based on these circumstances, the Company had elected to establish an allowance in the amount of $159,000 for the balances outstanding at December 31, 2017. This allowance was recorded in the

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Company’s Consolidated Balance Sheets under “Accounts receivable – related party”. At year-end 2018, the Company had determined that the outstanding balances under these vendor contracts for services or materials provided in 2009 and 2010 were not recoverable against the Company by operation of applicable statutes of limitation or prescription, and consequently, the associated accounts payable and accounts receivable amounts had been removed from the Company’s balance sheet at December 31, 2018. This removal resulted in the Company recording other income in 2018 in the amount of $159,000.
4. Oil and Gas Properties
The following table sets forth information concerning the Company’s oil and gas properties: (in thousands):
	December 31,
	2019	2018
Oil and gas properties	$6,751	$6,503
Unevaluated properties	—	23
Accumulated depreciation, depletion and amortization	(2,366)	(1,722)
Oil and gas properties, net	$4,385	$4,804
During the years ended December 31, 2019 and 2018, the Company recorded depletion expense of $637,000 and $722,000, respectively.
5. Discontinued Operations
The following table sets forth information concerning Discontinued Operations: (in thousands):
	For the years ended December 31,
	2019	2018
Revenues	$—	$6
Production costs and taxes	—	(40)
Depreciation, depletion, and amortization	—	(4)
Interest income	—	—
Gain on sale of assets	—	1,165
Deferred income tax benefit	—	—
Net income from discontinued operations	$—	$1,127
The Discontinued Operations are related to the Manufactured Methane facilities. The Company sold all its methane facility assets, except the applicable U.S. patent, on January 26, 2018 for $2.65 million.
6. Other Property and Equipment
Other property and equipment consisted of the following as of December 31, 2019: (in thousands)
Type	Depreciable Life	Gross Cost	Accumulated Depreciation	Net Book Value
Vehicles	2-3 yrs	295	146	149
Other	5-7 yrs	83	83	—
Total		$378	$229	$149
Other property and equipment consisted of the following as of December 31, 2018: (in thousands)
Type	Depreciable Life	Gross Cost	Accumulated Depreciation	Net Book Value
Vehicles	2-3 years	293	103	190
Other	5-7 years	83	83	—
Total		$376	$186	$190

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The Company uses the straight-line method of depreciation for other property and equipment. During each of the years ended December 31, 2019 and 2018, the Company recorded depreciation expense of $79,000 and $73,000, respectively.
7. Long-Term Debt
Long-term debt consisted of the following: (in thousands)
	December 31,
	2019	2018
Note payable to a bank, with interest only payment until maturity.	$—	$—

Installment notes bearing interest at the rate of 5.0% to 6.5% per annum collateralized by vehicles with monthly payments including interest, insurance and maintenance of approximately $10	—	124
Total long-term debt	—	124
Less current maturities	—	(51)
Long-term debt, less current maturities	$—	$73
Future debt payments to unrelated entities as of December 31, 2019 consisted of the following: (in thousands)
	2020	2021	2022	Total
Bank Credit Facility	$—	$—	$—	$—
Total	$—	$—	$—	$—
At December 31, 2019, the Company had a revolving credit facility with Prosperity Bank. This has historically been the Company’s primary source to fund working capital and future capital spending. Under the credit facility, loans and letters of credit are available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $50 million or the Company’s borrowing base in effect from time to time. As of December 31, 2019, the Company’s borrowing base was $4 million, subject to a credit limit based on current covenants of approximately $1.97 million. The credit facility is secured by substantially all of the Company’s producing and non-producing oil and gas properties. The credit facility includes certain covenants with which the Company is required to comply. At December 31, 2019, these covenants include the following: (a) Current Ratio > 1:1; (b) Funded Debt to EBITDA < 3.5x; and (c) Interest Coverage > 3.0x. At December 31, 2019, the interest rate on this credit facility was 5.25%. The Company was in compliance with all covenants as of December 31, 2019.
On November 20, 2019, the Company’s senior credit facility with Prosperity Bank after Prosperity Bank’s most recent review of the Company’s currently owned producing properties was amended to decrease the credit limit based on current covenants to approximately $1.97 million. The borrowing base remains subject to the existing periodic redetermination provisions in the credit facility. The interest rate remained prime plus 0.50% per annum. This rate was 5.25% at the date of the amendment. The maximum line of credit of the Company under the Prosperity Bank credit facility remained $50 million.
The Company had zero borrowings under the facility at December 31, 2019 and December 31, 2018. The next borrowing base review will take place in April 2020.
Lease Liabilities
Effective January 1, 2019, the Company adopted ASU 2016-02 Leases (Topic 842). We first determine if a contract is a lease at inception of the arrangement. To the extent that we determine an arrangement represents a lease, we then classify that lease as an operating lease or a finance lease. As of January 1, 2019, the Company capitalizes its operating leases on the Consolidated Balance Sheet as a right of use asset and a corresponding lease liability. The Company also capitalizes its finance leases on the Consolidated Balance Sheet as other property and equipment and a corresponding lease liability. The right of use assets represent our right to use an underlying asset for the lease term

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
and lease liabilities represent our obligation to make lease payments arising from the lease. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Short term leases that have an initial term of one year or less are not capitalized unless the Company intends to renew the lease to extend the initial term past one year.
We lease certain office space, a storage yard, and field vehicles to support our operations. A more detailed description of the Company’s lease types is included below.
Office and Storage Yard
The Company maintains an office to support its corporate operations. This office agreement is with a third party and was structured with a 39 month initial term beginning on June 1, 2017 and expiring on August 31, 2020. The Company had the option to renew the lease for 36 additional months by providing to the Landlord written notice of intent to exercise the renewal not less than nine months prior to expiration of the initial term. As of December 31, 2019, the Company had not exercised this option to renew. The Company’s corporate office lease is classified as an operating lease.
The Company maintains an office to support its field operations. This office is with a third party and is on a month-to-month lease. However, the Company intends to continue to renew this lease for the foreseeable future. Based on the Company’s intent to renew the lease, the Company is assuming the same lease term as its corporate office lease for calculation of its right of use asset and lease liability. The Company’s field office lease is classified as an operating lease.
The Company maintains a yard to store certain equipment used in its field operations. This storage yard agreement is with a third party and is on a month-to-month lease. However, the Company intends to continue to renew this lease for the foreseeable future. Based on the Company’s intent to renew the lease, the Company is assuming the same lease term as its corporate office lease for calculation of its right of use asset and lease liability. The Company’s storage yard is classified as an operating lease.
Field Vehicles
The Company leases certain vehicles from a third party for use in its field operations. The lease term for each vehicle is based on expected daily use of the vehicles by the field personnel, typically between 18 and 36 months. The Company also pays an upfront fee at the commencement of the lease term. The Company can continue to lease the vehicles past the initial lease term on a month-to-month basis. In addition, each vehicle has a residual value guarantee at the end of the lease term. The Company’s field vehicle leases are classified as finance leases.
Significant Judgment
In order to determine whether the Company’s contracts contain a lease component, the Company is required to exercise significant judgment. The Company will review each contract to determine if: an asset is specified in the contract; the asset is physically distinct; the supplier does not have substantive substitution rights; the Company obtains substantially all economic benefit from use of the asset; and the Company can direct the use of the asset. The Company also determines the appropriate discount rate to use on each lease. If there is a stated rate in the contract, the Company will use the stated rate as its discount rate. The contract associated with the field vehicles includes a stated rate typically between 5% and 6.5%. These stated rates for the field vehicle agreements were used as the discount rates. If there is no stated rate, the Company will use its borrowing rate as the discount rate. The contracts associated with the offices and yard do not include a stated rate. The Company used its borrowing rate of 6% as the discounts rate for these agreements.

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Components of lease costs for the years December 31, 2019 and 2018 (in thousands):
		For the years ended December 31,
	Income Statement Account	2019	2018
Operating lease cost:
	Production costs and taxes	$13	$—
	General and administrative	49	—
Total operating lease cost		$62	$—
Finance lease cost:
Amortization of right of use assets	Depreciation, depletion, and amortization	$79	$—
Interest on lease liabilities	Net interest expense	5	—
Total finance lease cost		$84	$—
Supplemental lease related cash flow information for the years December 31, 2019 and 2018 (in thousands):
	For the years ended December 31,
	2019	2018
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$62	$—
Operating cash flows from finance leases	5	—
Finance cash flows from finance leases	$53	$—
Right of use assets obtained in exchange for lease obligations:
Operating leases	$98	$—
Supplemental lease related balance sheet information as of December 31, 2019 and December 31, 2018 (in thousands):
	Balance Sheet as of December 31,
	2019	2018
Operating Leases:
Right of use asset - operating leases	$41	$—
Lease liabilities - current	$41	$—
Lease liabilities - noncurrent	—	—
Total operating lease liabilities	$41	$—
Finance Leases:
Other property and equipment, gross	$295	$—
Accumulated depreciation	(146)	—
Other property and equipment, net	$149	$—
Lease liabilities - current	$61	$—
Lease liabilities - noncurrent	41	—
Total finance lease liabilities	$102	$—
Weighted average remaining lease term and discount rate as of December 31, 2019:
	Operating Leases	Finance Leases
Weighted average remaining lease term	0.7 years	0.9 years
Weighted average discount rate	6.0%	5.6%
Maturity of lease liabilities as of December 31, 2019 (in thousands):
	Operating Leases	Finance Leases
2020	42	65
2021	—	39
Total lease payments	42	104
Less imputed interest	(1)	(2)
Total	$41	$102

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
8. Liquidity
During 2020, the Company believes its revenues as well as cash on hand will be sufficient to fund operating costs and general and administrative expenses and to remain in compliance with its bank covenants. If revenues and cash on hand are not sufficient to fund these expenses or if the Company needs additional funds for capital spending, the Company may be able to borrow funds against the credit facility depending on the borrowing base and credit limit. Because of the drop in oil prices during the first quarter of 2020 and resulting projected negative EBITDA, borrowing from the Company’s credit facility would result in non-compliance with current covenants, and would require a waiver on the EBITDA covenants, or a change in the covenants, until such time as prices improve. In addition, if required, the Company could also issue additional shares of stock and/or sell assets as needed to further fund operations.
9. Commitments and Contingencies
The Company as designated operator of the Hoactzin properties was administratively issued an “Incident of Non-Compliance” by the Bureau of Safety and Environmental Enforcement (“BSEE”) during the quarter ended September 30, 2012 concerning one of Hoactzin’s operated properties. This action called for payment of a civil penalty of $386,000 for failure to provide, upon request, documentation to the BSEE evidencing that certain safety inspections and tests had been conducted in 2011. On July 14, 2015, the federal district court in the Eastern District of Louisiana affirmed the civil penalty without reduction. The Company did not further appeal. In the third quarter of 2015, the Company paid the civil penalty and statutory interest thereon from funds borrowed under its credit facility. In the fourth quarter of 2015, the Company received a return of the cash collateral previously provided to RLI Insurance Company. The Company has not advanced any funds to pay any obligations of Hoactzin and no borrowing capability of the Company has been used in connection with its obligations under the Management Agreement, except for those funds used to pay the civil penalty and interest thereon.
During the second quarter of 2015, the Company received from Hoactzin a copy of an internal analysis prepared by Hoactzin setting out certain issues that Hoactzin may consider to form the basis of operational and other claims against the Company primarily under the Management Agreement. This analysis raised issues other than the “Incident of Non-Compliance” discussed above. The Company is discussing this analysis, as well as the civil penalty discussed above, with Hoactzin in an effort to determine whether there is possibility of a reasonable resolution of some or all of these matters on a negotiated basis.
Cost Reduction Measures
Commencing in the quarter ended March 31, 2015 and continuing into the quarter ended June 30, 2018, the Company implemented cost reduction measures including compensation reductions for each employee as well as members of the Board of Directors. These compensation reductions were to remain in place until such time, if any, that the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $70 per barrel. In May 2018, oil prices as so calculated exceeded $70 and compensation reverted to the levels in place before the reductions became effective. At such time, if any, that the market price of crude oil, calculated as a thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $85 per barrel, all previous reductions made will be reimbursed, a portion which may be paid in stock, to each employee and members of the Board of Directors if is still employed by the Company or still a member of the Board of Directors. For the period January 1, 2015 through December 31, 2019, the reductions were approximately $377,000. Of the $377,000, approximately $49,000 will be paid in the Company’s common stock. The $49,000 value represents approximately 100,000 common share valued at $0.49 per share which represents the closing price on December 31, 2019. The Company has not accrued any liabilities associated with these compensation reductions.
Legal Proceedings
The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state, or local governmental agency is presently contemplating any proceeding against the Company which would have a result materially adverse to the Company. To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company’s common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
10. Fair Value Measurements
FASB ASC 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Observable inputs, such as unadjusted quoted prices in active markets, for substantially identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.
Level 3 – Unobservable inputs that are supported by little or no market activity, generally requiring a significant amount of judgment by management. The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Further, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Upon completion of wells, the Company records an asset retirement obligation at fair value using Level 3 assumptions.
Nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis upon impairment. The carrying amounts of other financial instruments including cash and cash equivalents, accounts receivable, account payables, accrued liabilities, lease liabilities, and long-term debt in our balance sheet approximates fair value as of December 31, 2019 and December 31, 2018.
11. Asset Retirement Obligation
Our asset retirement obligations represent the estimated present value of the amount we will incur to plug, abandon and remediate our producing properties at the end of their productive lives in accordance with applicable laws. The following table summarizes the Company’s Asset Retirement Obligation transactions for the years ended December 31, 2018 and 2019 (in thousands):
Balance December 31, 2017	$2,270

Accretion expense	141
Liabilities incurred	7
Liabilities settled	(41)
Revisions in estimated liabilities	(198)
Balance December 31, 2018	$2,179

Accretion expense	132
Liabilities incurred	12
Liabilities settled	(83)
Liabilities sold properties	(55)
Revisions in estimated liabilities	(187)
Balance December 31, 2019	$1,998

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The revisions in estimated liabilities resulted from change in timing of wells to be plugged, change in inflation factor, and change in current plugging costs.
12. Stock and Stock Options
In October 2000, the Company approved a Stock Incentive Plan which was effective for a ten-year period commencing on October 25, 2000 and ending on October 24, 2010. The aggregate number of shares of Common Stock as to which options and Stock Appreciation Rights may be granted to participants under the original Plan was not to exceed 7,000,000. An amendment to the Plan increasing the number of shares that may be issued under the Plan by 3,500,000 shares and extending the Plan for another ten years was approved by the Company’s Board of Directors on February 1, 2008 and approved by the Company’s shareholders at the Annual Meeting of Stockholders held on June 2, 2008. On March 21, 2016 at a special meeting of the shareholders, the Plan was amended to permit grant of common stock. Options are not transferable, are exercisable for 3 months after voluntary resignation from the Company, and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this Plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the fair market value of such shares on the date of grant.
On March 21, 2016, the Company’s shareholders approved a 1 for 10 reverse stock split, effective with trading on March 24, 2016. All share and per share information in the following tables has been adjusted to reflect the impact of this reverse stock split.
In August 2018, the Tengasco, Inc. 2018 Stock Incentive Plan (the “2018 Plan”) was adopted to continue to provide an incentive to key employees, officers, directors, and consultants of the Company and its present and future subsidiary corporations, and to offer an additional inducement in obtaining the services of such individuals. The 2018 Plan contains the same substantive terms as the Company’s previous stock incentive plan adopted in October 2000 and thereafter amended until its expiration on January 10, 2018. The 2018 Plan provided an aggregate number of shares for which shares, options, and stock appreciation rights may be issued equal to the number of shares that had been available for issuance in the previous plan upon expiration. The 2018 Plan was approved by a majority of the Company’s shareholders acting on written consents and the shares thereunder were subject to Registration Statement on Form S-8 filed August 27, 2018.
The following table summarizes stock option activity in 2019 and 2018:
	2019		2018
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	16,875	$3.18	30,000	$3.73
Granted	—	$—	—	$—
Exercised	—	$—	—	$—
Expired/cancelled	(7,500)	$4.43	(13,125)	$4.43
Outstanding, end of year	9,375	$2.18	16,875	$3.18
Exercisable, end of year	9,375	$2.18	16,875	$3.18
The following table summarizes information about stock options outstanding and exercisable at December 31, 2019:
Weighted Average Exercise Price	Options Outstanding (shares)	Weighted Average Remaining Contractual Life (years)	Options Exercisable (shares)
$2.50	1,875	—	1,875
$2.30	1,875	0.2	1,875
$2.70	1,875	0.5	1,875
$2.20	1,875	0.8	1,875
$1.20	1,875	1.0	1,875
	9,375		9,375

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
During 2019 and 2018, the Company issued no additional options to any of the three non-executive directors.
In addition, during 2019, the Company issued 19,485 shares of common stock to the Directors and to the CEO. The shares issued to Directors was in lieu of stock options and vested immediately. The shares issued to the CEO was in lieu of a portion of the quarterly cash payment paid for service as the Company’s CEO and vested immediately. The company recorded compensation expense of approximately $17,000 as a result of the stock issuances. In addition, during 2018, the Company issued 19,366 shares of common stock to the Directors and to the CEO. The shares issued to Directors was in lieu of stock options and vested immediately. The shares issued to the CEO was in lieu of a portion of the quarterly cash payment paid for service as the Company’s CEO and vested immediately. The company recorded compensation expense of approximately $23,000 as a result of the stock issuances.
Rights Agreement
Effective March 17, 2017 the Board of Directors declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, $0.001 par value per share (“Common Stock”). The dividend was paid to the stockholders of record at the close of business on March 27, 2017 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement dated as of March 16, 2017 (the “Rights Agreement”) between the Company and the Rights Agent, Continental Stock Transfer & Trust Company, to purchase from the Company one one-thousandth of a share of the Company’s Series A Preferred Stock at a price of $1.10 (the “Exercise Price”), subject to certain adjustments.
The purpose of the Rights Agreement is to reduce the risk that the Company’s ability to use its net operating losses to reduce potential future federal income tax obligations would be limited if the Company’s experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code. A company generally experiences an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Tax Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Agreement is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Tax Code by discouraging any person or group from becoming a 4.95% shareholder and also discouraging any existing 4.95% (or more) shareholder from acquiring additional shares of the Company’s stock.
The Rights will not be exercisable until the “Distribution Date”, which is generally defined as the earlier to occur of:(i) a public announcement or filing that a person or group has, become an “Acquiring Person” which is defined as a person or group of affiliated or associated persons or persons acting in concert who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the Company’s outstanding shares of Common Stock; or a person or group currently owning 4.95% (or more) of the Company’s outstanding shares acquires additional shares of the Company’s stock; subject to certain exceptions; or (ii) the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person.
The Rights, unless extended by the Board of Directors originally scheduled to expire prior to the earlier of March 16, 2020; or a date the Board of Directors determines by resolution in its business judgment that the Agreement is no longer necessary or appropriate; or in certain other specified circumstances. On March 16, 2020 the Board of Directors by unanimous resolution acting with meeting determined to extend the expiration date of the Rights Agreement to March 16, 2021 as expressly contemplated by the Rights Agreement.
At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, the Board, at its option, may exchange each Right (other than Rights owned by such person or group of affiliated or associated persons which will have become void), in whole or in part, at an exchange ratio of two shares of Common Stock per outstanding Right (subject to adjustment).
For further information on the Rights Agreement, please refer to the Rights Agreement that was attached in full as an exhibit to the Company’s Form 8-K filed with SEC on March 17, 2017.

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
13. Income Taxes
The Company did not have taxable income for the years ended December 31, 2019, and 2018.
A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of operations is as follows (in thousands):
Year Ended December 31, 2019	Total
Statutory rate	21%
Tax (benefit) expense at statutory rate	$(99)
State income tax (benefit) expense	321
Permanent difference	—
Return to provision	(40)
Stock Compensation Tax Deficit - ASU 2016-09	4
2019 NOL Expiration	557
Net change in deferred tax asset valuation allowance	(771)
Total income tax provision (benefit)	$(28)
Year Ended December 31, 2018	Total
Statutory rate	21%
Tax (benefit) expense at statutory rate	$326
State income tax (benefit) expense	95
Permanent difference	1
Return to provision	152
Net change in deferred tax asset valuation allowance	(591)
Total income tax provision (benefit)	$(17)
Management has evaluated the positions taken in connection with the tax provisions and tax compliance for the years included in these financial statements. The Company believes that all of the positions it has taken will prevail on a more likely than not basis. As such no disclosure of such positions was deemed necessary. Management continuously estimates its ability to recognize a deferred tax asset related to prior period net operating loss carry forwards based on its anticipation of the likely timing and adequacy of future net income.
At December 31, 2019, federal net operating loss carryforwards amounted to approximately $33.8 million, of which $31.5 million expires between 2020 and 2037 which can offset 100% of taxable income and $2.3 million that has an indefinite carryforward period which can offset 80% of taxable income per year. The total net deferred tax asset was $65,000 at December 31, 2019 and $130,000 at 2018. In 2018, the Company released a portion of the allowance related to its MTC as a result of the TCJA. The Company recorded an allowance on the remaining deferred tax asset at December 31, 2019 primarily due to expected future losses in the near term which would cause cumulative losses being incurred during the 3 year period. The Company recorded a full allowance against the deferred tax asset net of the AMT credit at December 31, 2018 primarily due to cumulative losses incurred during the 3 years ended December 31, 2018. The total valuation allowance December 31, 2019 was $10.7 million, and $11.5 million at December 31, 2018.
Our open tax years include all returns filed for 2016 and later. In addition, any of the Company’s NOLs for tax reporting purposes are still subject to review and adjustment by both the Company and the IRS to the extent such NOLs should be carried forward into an open tax year.
The TCJA made significant changes to U.S. federal income tax laws. The TCJA, among other things repealed the corporate AMT for tax years beginning on or after January 1, 2018 and provides for existing AMT credit carryovers to be refunded beginning in 2018. The Company has approximately $130,000 in refundable credits, and it expects that a substantial portion will be refunded between 2019 and 2021. As 50% of the credit will be refunded when we file the 2019 tax return, this amount is recorded as a current accounts receivable on the Balance Sheet at December 31, 2019, with balance of this refund recorded as a non-current accounts receivable.

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The Company’s deferred tax assets and liabilities are as follows: (in thousands)
	Year Ended December 31,
	2019	2018
Net deferred tax assets (liabilities):
Net operating loss carryforwards	$9,119	$9,675
Oil and gas properties	1,054	1,327
Property, Plant and Equipment	(5)	(163)
Asset retirement obligation	500	592
Tax credits	65	130
Miscellaneous	36	45
Valuation allowance	(10,704)	(11,476)
Net deferred tax asset	$65	$130
14. Quarterly Data and Share Information (unaudited)
The following tables sets forth for the fiscal periods indicated, selected consolidated financial data (In thousands, except per share data)
Fiscal Year Ended 2019	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$1,171	$1,390	$1,215	$1,135
Net income (loss) from continuing operations	(96)	9	(182)	(167)
Income (loss) per common share from continuing operations	$(0.01)	$0.00	$(0.02)	$(0.01)
Fiscal Year Ended 2018	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$1,367	$1,475	$1,654	$1,375
Net income (loss) from continuing operations	133	99	298	(88)
Income (loss) per common share from continuing operations	$0.01	$0.01	$0.03	$(0.01)
15. Supplemental Oil and Gas Information (unaudited)
Information with respect to the Company’s oil and gas producing activities is presented in the following tables. Estimates of reserves quantities, as well as future production and discounted cash flows before income taxes, were determined by LaRoche Petroleum Consultants Ltd. All of the Company’s reserves were located in the United States.
Capitalized Costs Related to Oil and Gas Producing Activities
The table below reflects our capitalized costs related to our oil and gas producing activities at December 31, 2019 and 2018 (in thousands):
	Years Ended December 31,
	2019	2018
Proved oil and gas properties	$6,751	$6,503
Unproved properties	—	23
Total proved and unproved oil and gas properties	$6,751	$6,526
Less accumulated depreciation, depletion and amortization	(2,366)	(1,722)
Net oil and gas properties	$4,385	$4,804

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Oil and Gas Related Costs
The following table sets forth information concerning costs incurred, including accruals, related to the Company’s oil and gas property acquisition, exploration and development activities (in thousands):
	Years Ended December 31,
	2019	2018
Property acquisitions proved	$—	$164
Property acquisitions unproved	14	23
Exploration cost	491	590
Development cost	7	243
Total	$512	$1,020
Results of Operations from Oil and Gas Producing Activities
The following table sets forth the Company’s results of operations from oil and gas producing activities (in thousands):
	Years Ended December 31,
	2019	2018
Revenues	$4,911	$5,871
Production costs and taxes	(3,398)	(3,591)
Depreciation, depletion and amortization	(637)	(722)
Income from oil and gas producing activities	$876	$1,558
In the presentation above, no deduction has been made for indirect costs such as general corporate overhead or interest expense. No income taxes are reflected above due to the Company’s operating tax loss carry-forward position.
Estimated Quantities of Oil and Gas Reserves
The following table sets forth the Company’s net proved oil and gas reserves and the changes in net proved oil and gas reserves for the years ended December 31, 2017, 2018 and 2019. All of the Company’s proved reserves are located in the United States of America.
	Oil (MBbl)	Gas (MMcf)	MBoe
Proved reserves at December 31, 2017	870	—	870
Revisions of previous estimates	223	—	223
Improved recovery	—	—	—
Purchase of reserves in place	13	—	13
Extensions and discoveries	86	—	86
Production	(98)	—	(98)
Sales of reserves in place	—	—	—
Proved reserves at December 31, 2018	1,094	—	1,094
Revisions of previous estimates	(203)	—	(203)
Improved recovery	—	—	—
Purchase of reserves in place	—	—	—
Extensions and discoveries	8	—	8
Production	(94)	—	(94)
Sales of reserves in place	(2)	—	(2)
Proved reserves at December 31, 2019	803	—	803
The primarily factor causing the increase shown in Revisions of previous estimates during 2018 was higher oil prices experienced during 2018 that enabled certain properties to become economic or remain economic longer and therefore caused an increase in the oil volumes included in Proved Reserves. During 2019, the decrease in Revisions of previous estimates was primarily caused by lower oil prices experienced during 2019. In addition to the removal of Proved Undeveloped drilling locations during 2019, certain producing wells became uneconomic or became

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
uneconomic earlier as a result of lower oil prices experienced during 2019 and therefore caused a decrease in the oil volumes included in Proved Reserves.
	Oil (MBbl)	Gas (MMcf)	MBoe
Proved developed reserves at:
December 31, 2017	832	—	832
December 31, 2018	976	—	976
December 31, 2019	803	—	803
Proved undeveloped reserves at:
December 31, 2017	38	—	38
December 31, 2018	118	—	118
December 31, 2019	—	—	—
The TGC’s Proved Undeveloped Reserves included three drilling locations at December 31, 2017, seven drilling locations at December 31, 2018, and no drilling locations at December 31, 2019. During 2019, all Proved Undeveloped drilling locations were removed from TGC’s Proved Reserves as these locations had become uneconomic primarily as a result of the low oil prices experienced during 2019. The increase in Proved Undeveloped Reserves during 2018 is reflected in Extensions and discoveries in the above schedule. The decrease in Proved Undeveloped Reserves during 2019 is reflected in Revisions of previous estimates in the above schedule. During 2018 and 2019, no capital expenditures were incurred to convert Proved Undeveloped Reserves to Proved Developed Reserves.
The following table identifies the Company’s net proved reserve value by category and the respective present values, before income taxes, discounted at 10% as a percentage of total proved reserves (in thousands):
	Year Ended 12/31/2019			Year Ended 12/31/2018			Year Ended 12/31/2017
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Total proved reserves year-end reserve report	$8,365	—	$8,365	$13,976	—	$13,976	$8,170	—	$8,170
Proved developed producing reserves (PDP)	$7,592	—	$7,592	$12,534	—	$12,534	$7,065	—	$7,065
% of PDP reserves to total proved reserves	91%	—	91%	90%	—	90%	87%	—	87%
Proved developed non-producing reserves	$773	—	$773	$739	—	$739	$1,082	—	$1,082
% of PDNP reserves to total proved reserves	9%	—	9%	5%	—	5%	13%	—	13%
Proved undeveloped reserves (PUD)	$—	—	$—	$703	—	$703	$23	—	$23
% of PUD reserves to total proved reserves	—	—	—	5%	—	5%	—	—	—
Standardized Measure of Discounted Future Net Cash Flows
The standardized measure of discounted future net cash flows from the Company’s proved oil and gas reserves is presented in the following table (in thousands):
	Years Ended December 31,
	2019	2018	2017
Future cash inflows	$40,655	$65,871	$39,889
Future production costs and taxes	(24,829)	(35,877)	(23,343)
Future development costs	(542)	(2,833)	(1,586)
Future income tax expenses	—	—	—
Future net cash flows	15,284	27,161	14,960
Discount at 10% for timing of cash flows	(6,919)	(13,185)	(6,790)
Standardized measure of discounted future net cash flows	$8,365	$13,976	$8,170

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The following are the principal sources of change in the standardized measure of discounted future net cash flows from the Company’s proved oil and gas reserves (in thousands):
	Years Ended December 31,
	2019	2018	2017
Balance, beginning of year	$13,976	$8,170	$5,815
Sales, net of production costs and taxes	(1,646)	(2,611)	(1,239)
Discoveries and extensions, net of costs	154	798	123
Purchase of reserves in place	—	143	—
Sale of reserves in place	(26)	—	—
Net changes in prices and production costs	(3,348)	4,304	1,780
Revisions of quantity estimates	(3,058)	2,180	1,611
Previously estimated development cost incurred during the year	—	210	—
Changes in future development costs	1,016	78	(228)
Changes in timing and other	86	(4)	(164)
Accretion of discount	1,211	708	472
Net change in income taxes	—	—	—
Balance, end of year	$8,365	$13,976	$8,170
Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using average sales prices along with estimates of the operating costs, production taxes and future development and abandonment cost (less salvage value) necessary to produce such reserves. Future income taxes were calculated by applying the statutory federal and state income tax rates to pre-tax future net cash flows, net of the tax basis of the properties and utilizing available tax loss carryforwards related to oil and gas operations. The oil prices used for December 31, 2019, 2018, and 2017 were $50.65, and $60.21, and $45.83 per barrel of oil, respectively. The Company’s proved reserves as of December 31, 2019, 2018 and 2017 were measured by using commodity prices based on the twelve month unweighted arithmetic average of the first day of the month price for the period January through December. No deduction has been made for depreciation, depletion, or any indirect cost such as general corporate overhead or interest expense.
16. Subsequent Events
On January 2, 2020, 7,436 common shares were issued in the aggregate to the Company’s three directors and CFO and interim CEO. This issuance will result in compensation expense of approximately $3,718 to be recorded during the quarter ended March 31, 2020.
During the first quarter of 2020, there was a global novel virus outbreak that has resulted in changes to global supply and demand of certain mineral and energy products. These changes, including a potential economic downturn, and any potential resulting direct and indirect negative impact to the Company cannot yet be determined, but they could have a prospective material impact to the Company’s project development activities, cash flows, and liquidity.

Tengasco, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except share data)
	September 30, 2020	December 31, 2019
Assets
Current
Cash and cash equivalents	$2,545	$3,055
Accounts receivable	262	557
Inventory	302	415
Prepaid expenses	156	247
Other current assets	4	4
Total current assets	3,269	4,278
Loan fees, net	2	4
Right of use asset – operating leases	58	41
Oil and gas properties, net (full cost accounting method)	3,914	4,385
Other property and equipment, net	134	149
Accounts receivable – noncurrent	—	65
Total assets	$7,377	$8,922
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Tengasco, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except share data)
	September 30, 2020	December 31, 2019
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable – trade	$304	$269
Accrued liabilities	255	164
Lease liabilities – operating leases – current	58	41
Lease liabilities – finance leases – current	58	61
Current maturities long-term debt	101	—
Asset retirement obligation – current	75	75
Total current liabilities	851	610
Lease liabilities – finance leases – noncurrent	42	41
Long-term debt, less current maturities	65	—
Asset retirement obligation – noncurrent	1,954	1,923
Total liabilities	2,912	2,574
Commitments and contingencies (Note 10)
Stockholders’ equity
Preferred stock, 25,000,000 shares authorized:
Series A Preferred stock, $0.0001 par value, 10,000 shares designated; 0 shares issued and outstanding	—	—
Common stock, $0.001 par value, authorized 100,000,000 shares, 10,680,050 and 10,658,775 shares issued and outstanding	11	11
Additional paid–in capital	58,304	58,293
Accumulated deficit	(53,850)	(51,956)
Total stockholders’ equity	4,465	6,348
Total liabilities and stockholders’ equity	$7,377	$8,922
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Tengasco, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(unaudited)
(in thousands, except share and per share data)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues
Oil and gas properties	$765	$1,215	$2,292	$3,777
Total revenues	765	1,215	2,292	3,777
Cost and expenses
Production costs and taxes	746	913	2,399	2,604
Depreciation, depletion, and amortization	146	186	461	566
General and administrative	685	297	1,324	913
Total cost and expenses	1,577	1,396	4,184	4,083
Net loss from operations	(812)	(181)	(1,892)	(306)
Other income (expense)
Interest expense	(2)	(2)	(6)	(8)
Gain on sale of assets	1	1	4	45
Total other income (expense)	(1)	(1)	(2)	37
Net loss from operations before income tax	(813)	(182)	(1,894)	(269)
Deferred income tax benefit (expense)	—	—	—	—
Net loss	$(813)	$(182)	$(1,894)	$(269)
Net loss per share
Basic and fully diluted	$(0.08)	$(0.02)	$(0.18)	$(0.03)
Shares used in computing earnings per share
Basic and fully diluted	10,680,050	10,653,550	10,673,238	10,648,838
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Tengasco, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)
	For the Nine Months Ended September 30,
	2020	2019
Operating activities
Net loss	$(1,894)	$(269)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization	461	566
Amortization of loan fees-interest expense	2	4
Accretion on asset retirement obligation	94	100
Gain on asset sales	(4)	(45)
Stock based compensation	11	14
Changes in assets and liabilities:
Accounts receivable, current and noncurrent	360	22
Inventory, prepaid expenses and other assets	204	78
Accounts payable	118	4
Accrued and other current liabilities	96	(51)
Settlement on asset retirement obligation	(13)	(52)
Net cash (used in) provided by operating activities	(565)	371
Investing activities
Additions to oil and gas properties	(103)	(153)
Proceeds from sale of oil and gas properties	36	41
Additions to other property and equipment	(10)	(2)
Proceeds from sale of materials inventory	—	150
Net cash (used in) provided by investing activities	(77)	36
Financing activities
Repayments of financing leases	(34)	(40)
Proceeds from borrowings	166	—
Net cash provided by (used in) financing activities	132	(40)
Net change in cash and cash equivalents	(510)	367
Cash and cash equivalents, beginning of period	3,055	3,115
Cash and cash equivalents, end of period	$2,545	$3,482
Supplemental cash flow information:
Cash interest payments	$4	$4
Supplemental non-cash investing and financing activities:
Financed company vehicles	$54	$30
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Tengasco, Inc. and Subsidiaries
Changes in Stockholders’ Equity
(unaudited)
(In thousands, except per share and share data)
Nine Months Ended September 30, 2020:
	Common Stock		Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2019	10,658,775	$11	$58,293	$(51,956)	$6,348

Net loss	—	—	—	(527)	(527)
Compensation expense related to stock issued	7,436	—	4	—	4

Balance, March 31, 2020	10,666,211	$11	$58,297	$(52,483)	$5,825

Net loss	—	—	—	(554)	(554)
Compensation expense related to stock issued	7,328	—	3	—	3

Balance, June 30, 2020	10,673,539	$11	$58,300	$(53,037)	$5,274

Net loss	—	—	—	(813)	(813)
Compensation expense related to stock issued	6,511	—	4	—	4

Balance, September 30, 2020	10,680,050	$11	$58,304	$(53,850)	$4,465
Nine Months Ended September 30, 2019:
	Common Stock		Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2018	10,639,290	$11	$58,276	$(51,520)	$6,767

Net loss	—	—	—	(96)	(96)
Compensation expense related to stock issued	4,962	—	4	—	4

Balance, March 31, 2019	10,644,252	$11	$58,280	$(51,616)	$6,675

Net income	—	—	—	9	9
Compensation expense related to stock issued	4,411	—	6	—	6

Balance, June 30, 2019	10,648,663	$11	$58,286	$(51,607)	$6,690

Net loss	—	—	—	(182)	(182)
Compensation expense related to stock issued	4,887	—	4	—	4

Balance, September 30, 2019	10,653,550	$11	$58,290	$(51,789)	$6,512
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(1) Description of Business and Significant Accounting Policies
Tengasco, Inc. (the “Company”) is a Delaware corporation. The Company is in the business of exploration for and production of oil and natural gas. The Company’s primary area of exploration and production is in Kansas.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements as of September 30, 2020 and September 30, 2019 have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Item 210 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The condensed consolidated balance sheet as of December 31, 2019 is derived from the audited financial statements but does not include all disclosures required by U.S. GAAP. The Company believes that the disclosures made are adequate to make the information not misleading. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation for the periods presented have been included as required by Regulation S-X, Rule 10-01. Operating results for the three months and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company’s consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany transactions and balances.
Use of Estimates
The accompanying condensed consolidated financial statements are prepared in conformity with U.S. GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include reserve quantities and estimated future cash flows associated with proved reserves, which significantly impact depletion expense and potential impairments of oil and natural gas properties, income taxes and the valuation of deferred tax assets, stock-based compensation, and commitments and contingencies. We analyze our estimates based on historical experience and various other assumptions that we believe to be reasonable. While we believe that our estimates and assumptions used in preparation of the condensed consolidated financial statements are appropriate, actual results could differ from those estimates and assumptions.
Revenue Recognition
The Company identifies the contracts with each of its customers and the separate performance obligations associated with each of these contracts. Revenues are recognized when the performance obligations are satisfied and when control of goods or services are transferred to customers at an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.
Crude oil is sold on a month-to-month contract at a price based on an index price from the purchaser, net of differentials. Crude oil that is produced is stored in storage tanks. The Company will contact the purchaser and request it to pick up the crude oil from the storage tanks. When the purchaser picks up the crude from the storage tanks, control of the crude transfers to the purchaser, the Company’s contractual obligation is satisfied, and revenues are recognized. The sales of oil represent the Company’s share of revenues net of royalties and excluding revenue interests owned by others. When selling oil on behalf of royalty owners or working interest owners, the Company is acting as an agent and thus reports revenues on a net basis to the Company. Fees and other deductions incurred prior to transfer of control are recorded as production costs. Revenues are reported net of fees and other deductions incurred after transfer of control.
The Company operates certain salt water disposal wells, some of which accept water from third parties. The contracts with the third parties primarily require a flat monthly fee for the third parties to dispose water into the

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
wells. In some cases, the contract is based on a per barrel charge to dispose water into the wells. There is no requirement under the contracts for these third parties to use these wells for their water disposal. If the third parties do dispose water into the Company operated wells during a given month, the Company has met its contractual obligations and revenues are recognized for that month.
The following table presents the disaggregated revenue by commodity for the three months and nine months ended September 30, 2020 and 2019 (in thousands):
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Crude oil	$757	$1,208	$2,275	$3,757
Saltwater disposal fees	8	7	17	20
Total	$765	$1,215	$2,292	$3,777
There were no natural gas imbalances at September 30, 2020 or December 31, 2019.
Cash and Cash Equivalents
Cash and cash equivalents include temporary cash investments with a maturity of ninety days or less at date of purchase.
Inventory
Inventory consists of crude oil in tanks and is carried at lower of cost or market value. The cost value component of the oil inventory is calculated using the average cost per barrel for the three months ended September 30, 2020 and December 31, 2019. These costs include production costs and taxes. The market value component is calculated using the average September 30, 2020 and December 2019 oil sales prices received by the Company. At September 30, 2020 and December 31, 2019, the cost component was used to value oil inventory. At September 30, 2020 and December 31, 2019, inventory consisted of the following (in thousands):
	September 30, 2020	December 31, 2019
Oil – carried at lower of cost or market	$302	$415
Total inventory	$302	$415
Full Cost Method of Accounting
The Company follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all costs incurred in connection with acquisition, exploration, and development of oil and gas reserves are capitalized. Capitalized costs include lease acquisitions, seismic related costs, certain internal exploration costs, drilling, completion, and estimated asset retirement costs. The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated asset retirement costs which are not already included, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The Company has determined its reserves based upon reserve reports provided by LaRoche Petroleum Consultants Ltd. since 2009. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company had $0 in unevaluated properties as of September 30, 2020 and at December 31, 2019. Proceeds from the sale of oil and gas properties are accounted for as reductions to capitalized costs unless such sales cause a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized.
At the end of each reporting period, the Company performs a “ceiling test” on the value of the net capitalized cost of oil and gas properties. This test compares the net capitalized cost (capitalized cost of oil and gas properties, net of accumulated depreciation, depletion and amortization and related deferred income taxes) to the present value

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
of estimated future net revenues from oil and gas properties using an average price (arithmetic average of the beginning of month prices for the prior 12 months) and current cost discounted at 10% plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized (ceiling). If the net capitalized cost is greater than the ceiling, a write-down or impairment is required. A write-down of the carrying value of the asset is a non-cash charge that reduces earnings in the current period. Once incurred, a write-down may not be reversed in a later period. The Company did not record any impairment of its oil and gas properties during the nine months ended September 30, 2020 and 2019.
Accounts Receivable
Accounts receivable consist of uncollateralized joint interest owner obligations due within 30 days of the invoice date, uncollateralized accrued revenues due under normal trade terms, generally requiring payment within 30 days of sales of oil and gas production, and other miscellaneous receivables. No interest is charged on past-due balances. Payments made on accounts receivable are applied first to the earliest unpaid items. We review accounts receivable periodically and reduce the carrying amount by a valuation allowance that reflects our best estimate of the amount that may not be collectible. There was no allowance recorded at September 30, 2020 or December 31, 2019.
The following table sets forth information concerning the Company’s accounts receivable (in thousands):
	September 30, 2020	December 31, 2019
Revenue	$259	$415
Tax	—	65
Joint interest	3	77
Accounts receivable – current	$262	$557
Tax – noncurrent	$—	$65
At December 31, 2019, the Company recorded a tax related current receivable of $65,000 and a tax related noncurrent receivable of $65,000. In September 2020, the Company received a tax refund of approximately $130,000 associated with the current and noncurrent tax receivables that existed at December 31, 2019.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES” Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, accelerated the Company’s ability to recover refundable alternative minimum tax (“AMT”) credits to 2018 and 2019. As a result, the Company has reclassified the $65,000 of the remaining noncurrent AMT credit carryforwards from a noncurrent receivable to a current receivable. The Company requested a refund of these AMT credits when it filed its 2019 tax return and received this refund in September 2020. (See Note (2) Income Taxes)
(2) Income Taxes
Income taxes are reported in accordance with U.S. GAAP, which requires the establishment of deferred tax accounts for all temporary differences between the financial reporting and tax bases of assets and liabilities, using currently enacted federal and state income tax rates. In addition, deferred tax accounts must be adjusted to reflect new rates if enacted into law.
The deferred income tax assets or liabilities for an oil and gas exploration and development company are dependent on many variables such as estimates of the economic lives of depleting oil and gas reserves and commodity prices. Accordingly, the asset or liability is subject to continuous recalculation and revision of the numerous estimates required, and may change significantly in the event of occurrences such as major acquisitions, divestitures, commodity price changes, changes in reserve estimates, changes in reserve lives, and changes in tax rates or tax laws.
The estimated annual effective tax rate of 0% differs from the statutory rate of 21% due primarily to adjustments to the valuation allowance on the deferred tax assets.
At December 31, 2019, federal net operating loss carryforwards amounted to approximately $33.9 million, of which approximately $31.6 million expires between 2020 and 2037 which can offset 100% of taxable income and

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
approximately $2.3 million that has an indefinite carryforward period which can offset 80% of taxable income per year. The total net deferred tax asset was $0 at September 30, 2020 and $65,000 at December 31, 2019. In September 2020, the Company received a tax refund of approximately $130,000 associated with the deferred tax asset at December 31, 2019. The Company recorded an allowance on the remaining deferred tax asset at September 30, 2020 and December 31, 2019 primarily due to expected future losses in the near term which would cause cumulative losses being incurred during the 3 year period. There were no recorded unrecognized tax benefits at September 30, 2020 and December 31, 2019.
(3) Capital Stock
Common Stock
On July 1, 2020, the Company issued 6,511 shares of common stock in the aggregate to the Company’s three directors and CFO and interim CEO.
On October 2, 2020, the Company issued 4,367 shares of common stock in the aggregate to the Company’s three directors and CFO and interim CEO.
Rights Agreement
Effective March 17, 2017 the Company’s board of directors (the “Board of Directors”) declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, $0.001 par value per share (“Common Stock”). The dividend was paid to the stockholders of record at the close of business on March 27, 2017 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement dated as of March 16, 2017 (the “Rights Agreement”) between the Company and the Rights Agent, Continental Stock Transfer & Trust Company, to purchase from the Company one one-thousandth of a share of the Company’s Series A Preferred Stock at a price of $1.10 (the “Exercise Price”), subject to certain adjustments.
The purpose of the Rights Agreement is to reduce the risk that the Company’s ability to use its net operating losses to reduce potential future federal income tax obligations would be limited if the Company’s experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code. A company generally experiences an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Tax Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Agreement is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Tax Code by discouraging any person or group from becoming a 4.95% shareholder and also discouraging any existing 4.95% (or more) shareholder from acquiring additional shares of the Company’s stock.
The Rights will not be exercisable until the “Distribution Date”, which is generally defined as the earlier to occur of: (i) a public announcement or filing that a person or group has, become an “Acquiring Person” which is defined as a person or group of affiliated or associated persons or persons acting in concert who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the Company’s outstanding shares of Common Stock; or a person or group currently owning 4.95% (or more) of the Company’s outstanding shares acquires additional shares of the Company’s stock; subject to certain exceptions; or (ii) the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person.
The Rights, unless extended by the Board of Directors were to expire on the earlier of March 16, 2020; or a date the Board of Directors determines by resolution in its business judgment that the Rights Agreement is no longer necessary or appropriate; or in certain other specified circumstances. On March 16, 2020 the Board of Directors by unanimous resolution acting without meeting determined to extend the expiration date of the Rights Agreement to March 16, 2021 as expressly contemplated by the Rights Agreement.
At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, the Board, at its option, may exchange each Right (other than Rights owned by such person or group of affiliated or associated persons which will have become void), in whole or in part, at an exchange ratio of two shares of Common Stock per outstanding Right (subject to adjustment).
For further information on the Rights Agreement, please refer to the Rights Agreement that was attached in full as an exhibit to the Company’s Form 8-K filed with SEC on March 17, 2017.

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
On October 20, 2020, the Board of Directors approved the Company entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated October 21, 2020, by and among the Company, Antman Sub, LLC, a wholly owned subsidiary of the Company, and Riley Exploration—Permian, LLC. Accordingly, the Rights Agreement and the Rights will automatically terminate at the closing of the Merger contemplated by the Merger Agreement pursuant to the terms of the Rights Agreement. (See Note (11) Subsequent Events)
Preferred Stock
Series A Preferred Stock has a par value of $0.0001 and 10,000 shares have been designated. No shares of Series A Preferred Stock have been issued by the Company pursuant to the Rights Agreement described above or otherwise.
(4) Earnings per Common Share
We report basic earnings per common share, which exclude the effect of potentially dilutive securities, and diluted earnings per common share which include the effect of all potentially dilutive securities unless their impact is anti-dilutive. The following are reconciliations of the numerators and denominators of our basic and diluted earnings per share (in thousands except for share and per share amounts):
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Income (numerator):
Net loss	$(813)	$(182)	$(1,894)	$(269)
Weighted average shares (denominator):
Weighted average shares – basic	10,680,050	10,653,550	10,673,238	10,648,838
Dilution effect of share-based compensation, treasury method	—	—	—	—
Weighted average shares – dilutive	10,680,050	10,653,550	10,673,238	10,648,838
Loss per share:
Basic and fully diluted	$(0.08)	$(0.02)	$(0.18)	$(0.03)
Options issued to the Company’s directors in which the exercise price was higher than the average market price each quarter were excluded from diluted shares as they would have been anti-dilutive. In addition, the shares that would be issued to employees and Company directors if the thirty day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $85 per barrel have also been excluded from this calculation. (See Note (10) Commitments and Contingencies)
(5) Oil and Gas Properties
The following table sets forth information concerning the Company’s oil and gas properties (in thousands):
	September 30, 2020	December 31, 2019
Oil and gas properties	$6,685	$6,751
Unevaluated properties	—	—
Accumulated depreciation, depletion, and amortization	(2,771)	(2,366)
Oil and gas properties, net	$3,914	$4,385
The Company recorded depletion expense of $405,000 and $504,000 for the nine months ended September 30, 2020 and 2019, respectively. During the nine months ended September 30, 2019, the Company also recorded in “Accumulated depreciation, depletion, and amortization” a $4,000 gain on asset retirement obligations.

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(6) Asset Retirement Obligation
Our asset retirement obligations represent the estimated present value of the amount we will incur to plug, abandon, and remediate our producing properties at the end of their productive lives in accordance with applicable laws. The following table summarizes the Company’s Asset Retirement Obligation transactions for the nine months ended September 30, 2020 (in thousands):
Balance December 31, 2019	$1,998
Accretion expense	94
Liabilities incurred	—
Liabilities settled	—
Liabilities relieved – sold properties	(63)
Balance September 30, 2020	$2,029
(7) Long-Term Debt and Lease Liabilities
Long Term Debt
At September 30, 2020, the Company had a revolving credit facility with Prosperity Bank. This has historically been the Company’s primary source to fund working capital and capital spending. Under the credit facility, loans and letters of credit are available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $50 million or the Company’s borrowing base in effect from time to time. As of September 30, 2020, the Company’s borrowing base was $3.1 million, subject to a credit limit based on current covenants of $1.442 million. While the credit limit has not yet been formally reduced, the Company has experienced total negative EBITDA for the trailing 4 quarters ended September 30, 2020, which would result in a zero credit limit if the formal borrowing base review would have occurred at September 30, 2020, therefore prohibiting any borrowings on the Company’s credit facility. The credit facility is secured by substantially all of the Company’s producing and non-producing oil and gas properties. The credit facility includes certain covenants with which the Company is required to comply. At September 30, 2020, these covenants include the following: (a) Current Ratio > 1:1; (b) Funded Debt to EBITDA < 3.5x; and (c) Interest Coverage > 3.0x. At September 30, 2020, the interest rate on this credit facility was 3.75%. The Company was in compliance with all covenants during the quarter ended September 30, 2020. The Company had no outstanding borrowing under the facility as of September 30, 2020 or December 31, 2019. However, if the Company had borrowings under the credit facility at September 30, 2020, the Company would not have been in compliance with EBITDA related covenants as the Company reported negative EBITDA for the trailing four quarters ended September 30, 2020.
During the second quarter of 2020, the Company was approved by the Small Business Administration to receive a Paycheck Protection Program (“PPP”) loan in the amount of approximately $166,000. This loan was funded by Prosperity Bank in May 2020. The PPP loan is not part of the credit facility with Prosperity Bank as described above and therefore is not subject to the same terms as Company’s credit facility. The PPP loan has an interest rate of 1% with a maturity date of May 2022. There are no payments due during the first six months of the loan. After the six-month period has expired, all outstanding accrued interest is due. At that time, the remaining unforgiven portion of the loan will be due in 18 equal monthly installments of principal and interest. The Company applied for forgiveness of the amount due on the PPP loan based on spending the loan proceeds on eligible expenses as defined by statute. On November 5, 2020, Prosperity Bank notified the Company that the PPP loan had been forgiven and the loan was closed. During the fourth quarter of 2020, the Company will record other income of $166,000 as a result of the PPP loan forgiveness.
Lease Liabilities
Effective January 1, 2019, the Company adopted ASU 2016-02 Leases (Topic 842). We first determine if a contract is a lease at inception of the arrangement. To the extent that we determine an arrangement represents a lease, we then classify that lease as an operating lease or a finance lease. As of January 1, 2019, the Company capitalizes its operating leases on the Consolidated Balance Sheet as a right of use asset and a corresponding lease liability. The Company also capitalizes its finance leases on the Consolidated Balance Sheet as other property and equipment

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
and a corresponding lease liability. The right of use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Short term leases that have an initial term of one year or less are not capitalized unless the Company intends to renew the lease to extend the initial term past one year.
We lease certain office space, a storage yard, and field vehicles to support our operations. A more detailed description of the Company’s lease types is included below.
Office and Storage Yard
The Company maintains an office to support its corporate operations. This office agreement is with a third party and was structured with a 39 month initial term and an August 31, 2020 expiration date. The Company renewed the lease for 12 additional months thereby extending the expiration date to August 31, 2021. The Company’s corporate office lease is classified as an operating lease.
The Company maintains an office to support its field operations. This office is with a third party and is on a month-to-month lease. However, the Company intends to continue to renew this lease for the foreseeable future. Based on the Company’s intent to renew the lease, the Company is assuming the same lease term as its corporate office lease for calculation of its right of use asset and lease liability. The Company’s field office lease is classified as an operating lease.
The Company maintains a yard to store certain equipment used in its field operations. This storage yard agreement is with a third party and is on a month-to-month lease. However, the Company intends to continue to renew this lease for the foreseeable future. Based on the Company’s intent to renew the lease, the Company is assuming the same lease term as its corporate office lease for calculation of its right of use asset and lease liability. The Company’s storage yard is classified as an operating lease.
As a result of the renewal of the corporate office lease, the Company recorded right-of-use assets and liabilities associated with operating leases of approximately $63,000.
Field Vehicles
The Company leases certain vehicles from a third party for use in its field operations. The lease term for each vehicle is based on expected daily use of the vehicles by the field personnel, typically between 18 and 36 months. The Company also pays an upfront fee at the commencement of the lease term. The Company can continue to lease the vehicles past the initial lease term on a month-to-month basis. In addition, each vehicle has a residual value guarantee at the end of the lease term. The Company’s field vehicle leases are classified as finance leases.
Significant Judgment
To determine whether the Company’s contracts contain a lease component, the Company is required to exercise significant judgment. The Company will review each contract to determine if: an asset is specified in the contract; the asset is physically distinct; the supplier does not have substantive substitution rights; the Company obtains substantially all economic benefit from use of the asset; and the Company can direct the use of the asset. The Company also determines the appropriate discount rate to use on each lease. If there is a stated rate in the contract, the Company will use the stated rate as its discount rate. The contract associated with the field vehicles includes a stated rate typically between 5% and 6.5%. These stated rates for the field vehicle agreements were used as the discount rates. If there is no stated rate, the Company will use its borrowing rate as the discount rate. The contracts associated with the offices and yard do not include a stated rate. The Company used its borrowing rate of 3.75% as the discount rate for these agreements.

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Components of lease costs for the three months and nine months ended September 30, 2020 and 2019 (in thousands):
		Period Ended
		For the Three Months Ended		For the Nine Months Ended
	Statement of Operations Account	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating lease cost:
	Production costs and taxes	$3	$3	$10	$10
	General and administrative	13	12	37	37
Total operating lease cost		$16	$15	$47	$47
Finance lease cost:
Amortization of right of use assets	Depreciation, depletion, and amortization	$20	$21	$56	$62
Interest on lease liabilities	Net interest expense	1	1	4	4
Total finance lease cost		$21	$22	$60	$66
Supplemental lease related cash flow information for the three months and nine months ended September 30, 2020 and 2019 (in thousands):
	Period Ended
	For the Three Months Ended		For the Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash paid for amounts included in lease liabilities:
Operating cash flows from operating leases	$16	$15	$47	$45
Operating cash flows from finance leases	1	1	4	4
Finance cash flows from finance leases	15	9	34	40
Right of use assets obtained in exchange for lease obligations:
Operating leases	—	—	63	98
Supplemental lease related balance sheet information as of September 30, 2020 and December 31, 2019 (in thousands):
	Balance Sheet as of
	September 30, 2020	December 31, 2019
Operating Leases:
Right of use asset – operating leases	$58	$41
Lease liabilities – current	$58	$41
Lease liabilities – noncurrent	—	—
Total operating lease liabilities	$58	$41
Finance Leases:
Other property and equipment, gross	$293	$295
Accumulated depreciation	(159)	(146)
Other property and equipment, net	$134	$149
Lease liabilities – current	$58	$61
Lease liabilities – noncurrent	42	41
Total finance lease liabilities	$100	$102

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Weighted average remaining lease term and discount rate as of September 30, 2020:
	Operating Leases	Finance Leases
Weighted average remaining lease term	0.9 years	1.1 years
Weighted average discount rate	3.75%	5.35%
Maturity of lease liabilities as of September 30, 2020 (in thousands):
	Operating Leases	Finance Leases
2020	$16	$21
2021	43	67
2022	—	15
Total lease payments	59	103
Less imputed interest	(1)	(3)
Total	$58	$100
(8) Liquidity
Through November 2021, the Company believes its revenues as well as cash on hand will be sufficient to fund operating costs and general and administrative expenses. In addition, although the Company has recently experienced net loss and negative cash flow, the Company’s current assets exceed its current liabilities and are expected to continue through November 2021. If revenues and cash on hand are not sufficient to fund these expenses and the Company needed to borrow funds against the credit facility, the Company would require a waiver on the EBITDA related covenants, or a change in the covenants, in order for the borrowing to occur.
(9) Fair Value Measurements
FASB ASC 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Observable inputs, such as unadjusted quoted prices in active markets, for substantially identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.
Level 3 – Unobservable inputs that are supported by little or no market activity, generally requiring a significant amount of judgment by management. The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Further, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Upon completion of wells, the Company records an asset retirement obligation at fair value using Level 3 assumptions.

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis upon impairment. The carrying amounts of other financial instruments including cash and cash equivalents, accounts receivable, account payables, accrued liabilities and long-term debt in our balance sheet approximates fair value as of September 30, 2020 and December 31, 2019.
(10) Commitments and Contingencies
Cost Reduction Measures
Commencing in the quarter ended March 31, 2015 and continuing into the quarter ended June 30, 2018, the Company implemented cost reduction measures including compensation reductions for each employee as well as members of the Board of Directors. These compensation reductions were to remain in place until such time, if any, that the market price of crude oil, calculated as a thirty-day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $70 per barrel. In May 2018, oil prices as so calculated exceeded $70 and compensation reverted to the levels in place before the reductions became effective. At such time, if any, that the market price of crude oil, calculated as a thirty-day trailing average of WTI postings as published by the U.S. Energy Information Administration meets or exceeds $85 per barrel, all previous reductions made will be reimbursed, a portion which may be paid in stock, to each employee and members of the Board of Directors if is still employed by the Company or still a member of the Board of Directors. For the period January 1, 2015 through September 30, 2020, the reductions were approximately $390,000. Of the $390,000, approximately $77,000 would be paid in the Company’s common stock. The $77,000 value represents approximately 94,000 common shares valued at $0.82 per share which represents the closing price on September 30, 2020. The Company has not accrued any liabilities associated with these compensation reductions.
Legal Proceedings
On May 14, 2020 the Company received notice of three orders (the “Orders”) issued by the Regional Director of the Bureau of Safety and Environmental Enforcement (“BSEE”) of the Department of the Interior dated May 13, 2020, stating that the Company, together with a group of several other named parties, were being looked to by the BSEE to perform the decommissioning of facilities on three Gulf of Mexico leases owned by Hoactzin Partners, L. P. (“Hoactzin’) and other lessees due to Hoactzin’s default in its lease obligations to decommission such facilities. No monetary amount was sought or described in the Orders. Hoactzin is controlled by Peter E. Salas, the chairman of the Company’s Board of Directors. Management’s assessment of the likelihood of a loss is remote as the Company believes it has available defenses to the Orders. On August 21 2020, the bankruptcy court in the Northern District of Texas in Dallas entered an agreed order requiring Hoactzin, the surety on Hoactzin’s bonds, and seven other working interest owners (a group not including the Company) to complete all the necessary decommissioning on all of Hoactzin’s facilities and to prepay all anticipated expenses, including insurance premiums and a contingency reserve, estimated to be necessary to do so. The bankruptcy trustee has reported that all funds to be paid have been received from all parties to the agreed order. Decommissioning is proceeding under the direction of the bankruptcy trustee and approved contractors under the control of the bankruptcy court. Accordingly, it is anticipated that all work contemplated by the Orders will be completed by, and at the expense of, other persons and the relief sought in the Orders for the Company to perform the work will at that time be moot as to the Company.
In all other respects, the Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state, or local governmental agency is presently contemplating any proceeding against the Company which would have a result materially adverse to the Company. To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficial owner of more than 5% of the Company’s common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.
(11) Subsequent Events
On October 21, 2020, the Company, Antman Sub, LLC, a newly-formed Delaware limited company and wholly-owned subsidiary of the Company (“Merger Sub”), and Riley Exploration - Permian, LLC a delaware limited liability company (“Riley”), entered the Merger Agreement pursuant to which Merger Sub will be merged with and into Riley, with Riley surviving the Merger as a wholly owned subsidiary of the Company. On the terms and subject

Tengasco, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
to the conditions set forth in the Merger Agreement, upon consummation of the Merger, each common unit of Riley issued and outstanding immediately prior to the effective time of the Merger (other than cancelled units (as defined in the Merger Agreement)) will be converted into the right to receive: (a) 97.796467 shares of the Company’s common stock (together with any cash to be paid in lieu of fractional shares of the Company Common Stock) and (b) any dividends or other distributions to which the holder of a Riley common unit becomes entitled to upon the surrender of such Riley common unit in accordance with the Merger Agreement.
Additional information regarding the Merger and the Merger Agreement can be found in (a) the press release issued by the Company on October 21, 2020 and (b) the Current Report on Form 8-K filed by the Company on October 22, 2020.

Report of Independent Registered Public Accounting Firm
Members and Board of Directors
Riley Exploration – Permian, LLC
Oklahoma City, Oklahoma
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Riley Exploration – Permian, LLC (the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended September 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2016.
Houston, Texas
December 23, 2020

Riley Exploration – Permian, LLC
Consolidated Balance Sheets
($ in thousands)
	September 30, 2020	September 30, 2019
Assets
Current Assets:
Cash and cash equivalents	$1,660	$3,726
Accounts receivable	10,128	11,643
Accounts receivable – related parties	55	504
Prepaid expenses and other current assets	1,752	1,410
Current derivative assets	18,819	7,503
Total Current Assets	32,414	24,786

Non-Current Assets:
Oil and natural gas properties, net (successful efforts)	310,726	289,301
Other property and equipment, net	1,801	2,000
Right of use assets	700	—
Non-current derivative assets	3,102	7,936
Other non-current assets	2,249	2,724
Total Non-Current Assets	318,578	301,961
Total Assets	$350,992	$326,747

Liabilities, Series A Preferred Units, and Members' Equity
Current Liabilities:
Accounts payable	$4,739	$2,422
Accrued liabilities	8,746	13,177
Current lease liability	392	—
Revenue payable	4,432	4,516
Advances from joint interest owners	254	362
Current derivative liabilities	—	328
Total Current Liabilities	18,563	20,805

Non-Current Liabilities:
Non-current derivative liabilities	—	152
Asset retirement obligations	2,268	1,203
Revolving credit facility	101,000	97,000
Deferred tax liabilities	1,834	1,333
Non-current lease liability	314	—
Other non-current liabilities	104	61
Total Non-Current Liabilities	105,520	99,749
Total Liabilities	124,083	120,554

Series A Preferred Units	60,292	56,810
Members' Equity	166,617	149,383
Total Liabilities, Series A Preferred Units, and Members' Equity	$350,992	$326,747
The accompanying notes are an integral part of these consolidated financial statements

Riley Exploration – Permian, LLC
Consolidated Statements of Operations
($ and units in thousands, except per unit amounts)
	Years Ended September 30,
	2020	2019	2018
Revenues:
Oil and natural gas sales, net	$73,133	$101,096	$69,872
Contract services – related parties	3,800	1,900	—
Total Revenues	76,933	102,996	69,872

Costs and Expenses:
Lease operating expenses	20,997	23,808	11,044
Gathering, processing & transportation	—	—	735
Production taxes	3,526	4,804	3,207
Exploration costs	9,923	5,074	5,992
Depletion, depreciation, amortization and accretion	21,479	20,182	15,714
General and administrative:
Administrative costs	10,826	12,168	14,175
Unit-based compensation expense	963	898	—
Cost of contract services – related parties	503	21	—
Transaction costs	1,431	4,553	878
Total Costs and Expenses	69,648	71,508	51,745

Income From Operations	7,285	31,488	18,127

Other Income (Expense):
Interest expense	(5,299)	(4,924)	(1,707)
Gain (loss) on derivatives	33,876	26,712	(17,143)
Total Other Income (Expense)	28,577	21,788	(18,850)

Net Income (Loss) Before Income Taxes	35,862	53,276	(723)

Income tax expense	(718)	(1,410)	—
Net Income (Loss)	35,144	51,866	(723)

Dividends on preferred units	(3,535)	(3,330)	(3,129)
Net Income (Loss) Attributable to Common Unitholders	$31,609	$48,536	$(3,852)

Net Income (Loss) per Unit:
Basic	$20.67	$31.87	$(2.57)
Diluted	$17.24	$26.03	$(2.57)

Weighted Average Common Units Outstanding:
Basic	1,529	1,523	1,500
Diluted	2,038	1,992	1,500
The accompanying notes are an integral part of these consolidated financial statements

Riley Exploration – Permian, LLC
Consolidated Statements of Changes in Members' Equity
($ and units in thousands)
	Units Outstanding	Amount
Balance, September 30, 2017	1,500	$111,526
Distributions to Riley Exploration Group, Inc.	—	(275)
Dividends on preferred units	—	(3,129)
Net loss	—	(723)
Balance, September 30, 2018	1,500	$107,399
Issuance of common units under long-term incentive plan	40	4,000
Purchase of common units under long-term incentive plan	(13)	(1,456)
Dividends on preferred units	—	(3,330)
Dividends on common units	—	(9,994)
Unit-based compensation expense	—	898
Net income	—	51,866
Balance, September 30, 2019	1,527	$149,383
Issuance of common units under long-term incentive plan	31	—
Purchase of common units under long-term incentive plan	(3)	(322)
Dividends on preferred units	—	(3,535)
Dividends on common units	—	(15,016)
Unit-based compensation expense	—	963
Net income	—	35,144
Balance, September 30, 2020	1,555	$166,617
The accompanying notes are an integral part of these consolidated financial statements

Riley Exploration – Permian, LLC
Consolidated Statements of Cash Flows
($ in thousands)

	Years Ended September 30,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income (loss)	$35,144	$51,866	$(723)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Oil and gas lease abandonments	7,902	4,839	5,837
Depletion, depreciation, amortization and accretion	21,341	20,182	15,714
Loss on plugging liabilities	138	—	—
(Gain) loss on derivatives	(33,876)	(26,712)	17,143
Settlements on derivative contracts	26,914	514	(7,527)
Amortization of debt issuance costs	648	502	306
Write-off of previously deferred IPO costs	—	2,658	—
Unit-based compensation expense	963	898	—
Deferred income tax expense	665	1,333	—

Changes in operating assets and liabilities:
Accounts receivable	1,515	(2,713)	(3,967)
Accounts receivable – related parties	449	(504)	—
Prepaid expenses and other current assets	839	(1,088)	(138)
Other non-current assets	84	(107)	(6)
Accounts payable and accrued liabilities	16	1,435	8,392
Revenue payable	(84)	(858)	3,036
Advances from joint interest owners	(108)	(238)	552
Net Cash Provided By Operating Activities	62,550	52,007	38,619

Cash Flows From Investing Activities:
Additions to oil and natural gas properties	(47,183)	(77,557)	(68,581)
Acquisitions of oil and natural gas properties	(4,110)	(5,356)	(19,507)
Additions to other property and equipment	(228)	(485)	(301)
Net Cash Used In Investing Activities	(51,521)	(83,398)	(88,389)
Cash Flows From Financing Activities:
Additional issuance costs of Series A Preferred Units	—	—	(30)
Debt issuance costs	(1,476)	—	—
Equity offering costs	—	—	(2,658)
Distribution to Riley Exploration Group, Inc.	—	—	(275)
Net proceeds from revolving credit facility	4,000	43,228	52,607
Payments of notes payable	—	—	(218)
Payment of common unit dividends	(15,297)	(9,994)	—
Purchase of common units under long-term incentive plan	(322)	(1,456)	—
Net Cash Provided By (Used In) Financing Activities	(13,095)	31,778	49,426

Net Increase (Decrease) in Cash and Cash Equivalents	(2,066)	387	(344)
Cash and Cash Equivalents, Beginning of Period	3,726	3,339	3,683
Cash and Cash Equivalents, End of Period	$1,660	$3,726	$3,339
The accompanying notes are an integral part of these consolidated financial statements

Riley Exploration – Permian, LLC
Consolidated Statements of Cash Flows
($ in thousands)
	Years Ended September 30,
	2020	2019	2018
Supplemental Disclosure of Cash Flow Information Cash Paid For:
Interest	$4,206	$4,212	$1,229

Non-Cash Investing and Financing Activities:
Changes in capital expenditures in accounts payable and accrued liabilities	$(2,301)	$(7,825)	$5,877
Common unit dividends incurred but not paid	$173	$—	$—
Asset retirement obligations	$1,184	$318	$754
Issuance of common units under long-term incentive plan	$—	$4,000	$—
Preferred unit dividends paid in kind	$3,482	$3,281	$3,736
Preferred unit dividends	$3,535	$3,330	$3,129
The accompanying notes are an integral part of these consolidated financial statements

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements
1.	Nature of Business
Riley Exploration – Permian, LLC (“Riley Permian” or the “Company”) is a growth-oriented, independent oil and natural gas company focused on steadily growing our conventional reserves, production and cash flow through the acquisition, exploration, development and production of oil, natural gas and natural gas liquids (“NGLs”) in the Permian Basin. Our activities are primarily focused on the San Andres Formation, a shelf margin deposit on the Central Basin Platform and Northwest Shelf. The Company was formed to focus on opportunities (i) with favorable reservoir and geological characteristics primarily for oil development, (ii) that offer large contiguous acreage positions with significant untapped potential in terms of ultimate recoverable reserves and (iii) with a high degree of operational control. Our acreage is primarily located on large, contiguous blocks in Yoakum County, Texas and Lea, Roosevelt, and Chaves Counties, New Mexico.
Current Commodity Environment
During 2020, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, spread quickly across the globe. Federal, state and local governments mobilized to implement containment mechanisms and minimize impacts to their populations and economies. Various containment measures, which included the quarantining of cities, regions and countries, while aiding in the prevention of further outbreak, have resulted in a severe drop in general economic activity and a resulting decrease in energy demand.
Currently, oil and natural gas operations are considered essential in the State of Texas and New Mexico, and the Company has not had any significant disruptions in operations.
This outbreak and the related responses of governmental authorities and others to limit the spread of the virus have significantly reduced global economic activity, resulting in an unprecedented decline in the demand for oil and other commodities. This supply-and-demand imbalance has been exacerbated by uncertainty regarding the future global supply of oil due to disputes between Russia and the members of the Organization of the Petroleum Exporting Countries (“OPEC”), particularly Saudi Arabia, in March 2020. These factors caused a swift and material deterioration in commodity prices in early 2020. With the commodity prices declining throughout the first half of 2020, the Company's reserve value decreased which also resulted in a decreased borrowing base under the Company's revolving credit facility. While the decline in commodity prices and reduced demand negatively impacted the oil and natural gas industry as a whole, the Company had certain commodity hedges in place in order to mitigate and partially offset the negative effects of such price declines. However, the Company cannot estimate the full length or gravity of the impacts of these events at this time and if the pandemic and/or decreased oil prices continue, it could continue to have a material adverse effect on the Company’s results of operations, financial position, liquidity and the value of oil and natural gas reserves.
CARES Act
On March 27, 2020, President Trump signed into law the Coronavirus Aid, and Economic Security Act (“CARES Act”). The Company evaluated the outlook of its future operations, current financial position and liquidity and determined not to take the relief provided by the CARES Act.
2.	Basis of Presentation
These consolidated financial statements include the accounts of Riley Permian and its wholly-owned subsidiaries Riley Permian Operating Company, LLC (“RPOC”) and Riley Employee Member, LLC (“REM”), and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions have been eliminated upon consolidation.
3.	Summary of Significant Accounting Policies
Significant Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions may also affect disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
Making accurate estimates and assumptions is particularly difficult as the oil and natural gas industry experiences depressed commodity pricing and reduced global demand from the effects of COVID-19 and actions by OPEC. These circumstances generally increase the estimation uncertainty in the Company's accounting estimates, particularly the Company's reserve estimates.
The Company evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods the Company considers reasonable in the particular circumstances. Actual results may differ significantly from the Company’s estimates. Any effects on the Company’s business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to, estimates of proved oil and natural gas reserves and related present value estimates of future net cash flows therefrom, the carrying value of oil and natural gas properties, accounts receivable and accrued operating expenses, the fair value determination of acquired assets and liabilities, certain tax accruals and the fair value of derivatives.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash at financial institutions which may at times exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.
Accounts Receivable
Our receivables arise primarily from the sale of oil, natural gas and NGLs and joint interest owner receivables for properties in which we serve as the operator. Accounts receivable are stated at amounts due, net of an allowance for doubtful accounts, if necessary.
Accounts receivable from oil, natural gas and NGL sales are generally due within 30 to 60 days after the last day of each production month. No interest is charged on past-due balances. Payments made on all accounts receivable are applied to the earliest unpaid items.
To the extent actual volumes and prices of oil, natural gas and NGLs are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volume and prices for these properties are estimated and recorded within accounts receivable in the accompanying consolidated balance sheets. Crude oil is priced based upon prevailing prices published by purchasers with certain adjustments related to oil quality and physical location. Natural gas pricing provisions are tied to a market index, with certain adjustments based on, among other factors, quality and heat content of natural gas, and prevailing supply and demand conditions. NGLs are priced based upon a market index with certain adjustments for transportation and fractionation. These market indices are determined on a monthly basis.
Accounts receivable are reviewed periodically and the carrying amount is reduced by a valuation allowance that reflects the best estimate of the amount that may not be collectible. No allowance for uncollectible amounts was required as of September 30, 2020 and 2019.
Accounts receivable as of September 30, 2020 and 2019 is summarized below:
	September 30,
	2020	2019
	($ in thousands)
Oil, natural gas and NGL sales	$6,919	$10,366
Joint interest accounts receivable	1,022	788
Realized derivative receivable	2,187	288
Other accounts receivable	—	201
Total accounts receivable	$10,128	$11,643

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
Proved Oil and Natural Gas Properties
The Company uses the successful efforts method of accounting for oil and natural gas producing activities. Under this method, all property acquisition costs, and costs of development wells are capitalized as incurred. The costs of development wells are capitalized whether producing or non-producing. Costs to drill exploratory wells are capitalized pending the determination of whether proved reserves are found. If an exploratory well is determined to be unsuccessful, the costs of drilling the unsuccessful exploratory well are charged to exploration costs.
Geological and geophysical costs, including seismic studies and costs of carrying and retaining unproved oil and natural gas properties, are charged to exploration costs as incurred. Expenditures incurred to operate and for maintenance, repairs and minor renewals necessary to maintain our oil and natural gas properties in operating condition are charged to lease operating expenses as incurred.
Capitalized costs of proved oil and natural gas properties are amortized using the units-of-production method based on production and estimates of proved reserve quantities. Acquisition costs of proved properties are depleted over total estimated proved reserves, and capitalized development costs of wells and related equipment and facilities are depleted over-estimated proved developed reserves.
On the sale or retirement of a complete unit of a proved property or field, the cost and related accumulated depletion, depreciation and amortization are eliminated from the oil and natural gas property accounts, and the resulting gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the unamortized cost of the property is apportioned to the interest sold and the interest retained is accounted for on the basis of the fair value of the retained interests and a gain or loss is recognized.
Unproved Oil and Natural Gas Properties
Unproved oil and natural gas properties consist of costs incurred to acquire unproved leases. Unproved lease acquisition costs are capitalized until the leases expire or when we specifically identify leases that will revert to the lessor, at which time we charge the associated unproved lease acquisition costs to exploration costs. Lease acquisition costs related to successful drilling are reclassified to proved oil and natural gas properties.
Upon the sale of an entire interest in an unproved property for cash or cash equivalents, a gain or loss is recognized to the extent of the difference between the proceeds received and the net carrying value of the property. Proceeds from the sale of partial interests in unproved oil and natural gas properties are accounted for as a recovery of costs unless the proceeds exceed the entire cost of the property.
Impairment of Oil and Natural Gas Properties
The cost of proved oil and natural gas properties are assessed for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. The expected undiscounted future cash flows of the contributed oil and natural gas properties are compared to the carrying amount of the oil, natural gas and NGL properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the carrying amount of the oil and natural gas properties is adjusted to estimated fair value. Assumptions associated with discounted cash flow models or valuations used in the impairment evaluation include estimates of future crude oil, natural gas and NGL prices, production costs, development expenditures, anticipated production of proved reserves, appropriate risk-adjusted discount rates and other relevant data. An evaluation is performed on a field-by-field basis at least annually or whenever changes in facts and circumstances indicate that our oil and natural gas properties may be impaired. See further discussion in Note 7 – Fair Value Measurements. The unproved oil and natural gas properties are assessed periodically for impairment on a property-by-property basis based on remaining lease terms, drilling results or future plans to develop acreage and record impairment expense for any decline in value.
Business Combinations
The Company accounts for its acquisitions that qualify as a business using the acquisition method under ASC 805 – Business Combinations (“ASC 805”). Under the acquisition method, assets acquired, and liabilities assumed are recognized and measured at their fair values. The use of fair value accounting requires the use of

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
significant judgment since some transaction components do not have fair values that are readily determinable. The excess, if any, of the purchase price over the net fair value amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Conversely, if the fair value of assets acquired exceeds the purchase price, including liabilities assumed, the excess is immediately recognized as a bargain purchase gain.
Acquisitions of oil and natural gas properties that do not qualify as businesses are accounted for as an asset acquisition in accordance with ASU 2017-01.
Other Property and Equipment, Net
Property and equipment are capitalized and recorded at cost, while maintenance and repairs are expensed. Depreciation of such property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 39 years. Depreciation expense for other property and equipment amounted to $428 thousand, $370 thousand and $286 thousand for the years ended September 30, 2020, 2019 and 2018, respectively. Capitalized costs related to leasehold improvements are depreciated over the life of the lease.
Debt Issuance Costs
Debt issuance costs include origination, arrangement, legal and other fees to issue or amend the terms of credit facility agreements. These debt issuance costs are reported as other non-current assets and recognized on the statement of operations as interest expense by amortizing the costs over the related financing using the straight-line method, which approximates the effective interest method.
Equity Issuance Costs
Equity issuance costs include underwriter, legal, accounting, printing and other fees to issue common equity securities. These issuance costs are netted against offering proceeds at the time of issuance and are reported as other non-current assets when related to the issuance of common equity securities such as an initial public offering (“IPO”). The issuance costs are expensed to the consolidated statement of operations if the issuance is unsuccessful.
Accrued Liabilities
Accrued liabilities as of September 30, 2020 and 2019 consisted of the following:
	September 30,
	2020	2019
	($ in thousands)
Accrued capital expenditures	$2,964	$4,786
Accrued lease operating expenses	1,617	3,503
Accrued ad valorem tax	680	793
Accrued general and administrative costs	2,125	2,570
Accrued interest expense	63	177
Accrued dividends on preferred units	903	851
Accrued dividends on common units	95	419
Other accrued expenditures	299	78
Total accrued liabilities	$8,746	$13,177
Asset Retirement Obligations
Asset retirement obligations (“ARO”) consist of future plugging and abandonment expenses on oil and natural gas properties. The fair value of the ARO is recorded as a liability in the period in which wells are drilled with a corresponding increase in the carrying amount of oil and natural gas properties. The liability is accreted for

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
the change in its present value each period and the capitalized cost is depreciated using the units-of-production method. The asset and liability is adjusted for changes resulting from revisions to the timing or the amount of the original estimate when deemed necessary. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.
Components of the changes in ARO as of September 30, 2020 and 2019 are shown below:
	September 30,
	2020	2019
	($ in thousands)
ARO, beginning balance	$1,203	$843
Liabilities incurred	68	140
Liabilities acquired	1,161	215
Revision of estimated obligations	(45)	57
Liability settlements and disposals	(131)	(94)
Accretion	70	42
ARO, ending balance	2,326	1,203
Less current ARO	(58)	—
ARO, long-term	$2,268	$1,203
Revenue Recognition
Revenue from Contracts with Customers
On October 1, 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach and has applied the standard to all existing contracts subsequent to adoption as restatement of prior periods is not required. ASC 606 supersedes previous revenue recognition guidance in ASC 605 and includes a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services.
Oil Sales
Under the Company’s oil sales contracts, oil that is produced by the Company is delivered to the purchaser at a contractually agreed-upon delivery point at which point the purchaser takes custody, title and risk of loss of the product. Once control has been transferred, the purchaser transports the product to a third party and receives market-based prices from the third party. The Company receives a percentage of proceeds received by the purchaser less transportation costs. As transportation costs are incurred after the transfer of control, the costs are included in oil and natural gas sales and represent part of the transaction price of the contract. The Company recognizes revenue at the net price received when control transfers to the purchaser.
Natural Gas and NGL Sales
Under the Company’s natural gas gathering and processing contracts, natural gas is delivered to the purchaser at the inlet of the purchasers gathering system, at which point title and risk of loss is transferred to the purchaser. The purchaser gathers and processes the natural gas and remits proceeds to the Company for the resulting sales of natural gas and NGLs. As the gathering, processing and transportation activities occur after the transfer of control, these costs are netted against our oil and natural gas sales and represent part of the transaction price of the contract, and may exceed the sales price. The Company recognizes revenue on a net basis for amounts expected to be received from third party customers through the marketing process.
Transaction Price Allocated to Remaining Performance Obligations
For the contracts that are short term in nature with a contract term of one year or less, the Company applies the practical expedient in ASC 606 exempting the disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
of one year or less. Based on the Company’s current product sales contracts, with contract terms ranging from one to ten years, each unit of production is considered a separate performance obligation and therefore future production volumes are wholly unsatisfied and do not require allocation or disclosure of the transaction price to remaining performance obligations.
Contract Balances
Under the Company’s product sales contracts, the Company has the right to invoice customers once the performance obligations have been satisfied, at which point payment is unconditional. Accordingly, the Company’s product sales contracts do not give rise to contract assets or liabilities under ASC 606.
Prior-Period Performance Obligations
Revenue is recorded in the month in which production is delivered to the purchaser. However, certain settlement statements for oil, natural gas and NGLs may not be received for thirty to ninety days after the date production is delivered and, as a result, the Company is required to estimate the amount of production delivered to the purchaser and the price that will be received for the sale of the product. Differences identified between the Company’s revenue estimates and actual revenue received historically have not been significant. For the years ended September 30, 2020, 2019 and 2018, revenue recognized in the reporting period related to performance obligations satisfied in prior reporting periods was not material.
Disaggregation of Revenue
The following table presents revenues disaggregated by product for the years ended September 30, 2020, 2019 and 2018:
	Years Ended September 30,
	2020	2019	2018
	($ in thousands)
Operating revenues:
Oil	$74,895	$101,619	$68,336
Natural gas	(1,267)	(288)	402
Natural gas liquids	(495)	(235)	1,134
Total operating revenues	$73,133	$101,096	$69,872
Contract Services with Related Parties
The Company has contracts with related parties to provide certain contract operating, accounting and back-office support services. Revenue related to these contract services is recognized over time as the services are rendered, and the fee is stated within the contract at a fixed monthly rate. Costs directly attributable to performing these services are also recognized as the services are rendered. Refer to Note 8 – Transactions with Related Parties for a more detailed discussion regarding these contracts.
Revenue Payable
For certain oil and natural gas properties, where the Company serves as operator, the Company receives production proceeds from the purchaser and further distributes such amounts to other revenue and royalty owners. Production proceeds that the Company has not yet distributed to other revenue and royalty owners are reflected as revenue and royalties payable in the consolidated balance sheets.
Production Costs
Production costs, including payroll for field personnel, saltwater disposal, electricity, generator rentals, diesel fuel and other operating expenses, are expensed as incurred and included in lease operating expenses in our consolidated statements of operations.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
Transaction Costs
Transaction costs consist of those costs associated with investment banking, accounting, legal and other diligence costs related to unsuccessful acquisitions, successful acquisitions accounted for as business combinations in accordance with ASC 805 and the write-off of previously capitalized costs related to our abandoned IPO.
	Years Ended September 30,
	2020	2019	2018
	($ in thousands)
Business combination acquisition costs	$1,431	$—	$—
Deferred IPO costs	—	4,553	—
Other	—	—	878
Total transaction costs	$1,431	$4,553	$878
The Company incurred and expensed $1.4 million of transaction costs during the year ended September 30, 2020 related to the subsequent execution of a merger agreement between the Company and Tengasco, Inc (“TGC”) on October 21, 2020. Refer to Note 16 – Subsequent Events for a more detailed discussion regarding the merger agreement.
The Company had deferred $2.7 million of IPO costs on the consolidated balance sheet as of September 30, 2018 that were written off in 2019 and also expensed $1.9 million of additional IPO costs incurred during the year ended September 30, 2019 in conjunction with the abandonment of the Company's IPO.
Income Taxes
The Company and its subsidiaries, with the exception of REM, are not taxpaying entities for federal income tax purposes. Accordingly, a provision for federal income taxes has not been recorded in the Company’s consolidated financial statements. The Company’s income or losses are reflected in the members’ income tax returns in accordance with their ownership percentages. The provision for federal income taxes for REM was de minimus.
The Company is subject to the State of Texas enacted margin-based franchise tax law which is commonly referred to as the Texas margin tax and is assessed at a 0.75% rate. The tax is considered an entity-level tax which makes it applicable to the Company even though we are a partnership for federal tax purposes. The amount is determined by applying the tax rate to the positive difference or margin between the Company’s oil, natural gas and NGL revenue less certain operating expenses pertaining to those assets that we own in the State of Texas. For the years ended September 30, 2020 and 2019, the Company recorded a current tax liability of $241 thousand and $78 thousand and a long-term deferred tax liability of $1.8 million and $1.3 million, respectively. The Company also recognized income tax expense of $0.7 million and $1.4 million, respectively, attributable to the tax liabilities for the years ended September 30, 2020 and 2019. No Texas margin tax was recorded in 2018.
Deferred tax assets and liabilities associated with the Texas margin tax result from temporary differences between the capitalization of the Company’s intangible drilling costs for financial statement purposes and the expensing of these amounts for Texas margin tax purposes. Should a change in the Texas margin tax rates occur, the impact of such change on deferred tax assets and liabilities is recognized as an increase or decrease in income tax expense in the year of the enacted tax rate change. We periodically review deferred tax assets and liabilities and will record a valuation allowance to reduce the carrying values of such assets and liabilities to amounts that are more-likely-than-not to be recognized.
Interest Expense
We have financed a portion of our working capital requirements, capital expenditures and certain acquisitions with borrowings under our revolving credit facility. We incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. This amount reflects interest, unused commitment fees

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
paid to our lender, interest rate swap settlements plus the amortization of deferred financing costs (including origination and amendment fees). Interest expense was $5.3 million, $4.9 million and $1.7 million for the years ended September 30, 2020, 2019 and 2018.
Concentrations of Credit Risk
Our customer concentration may impact our overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions affecting the oil and natural gas industry.
We sell our production to purchasers at market prices. For the years ended September 30, 2020, 2019 and 2018, Stakeholder Crude Oil Marketing, LLC and Stakeholder Midstream, LLC (collectively “Stakeholder”) accounted for 86%, 85% and 92%, respectively, of our revenues. During 2020, 2019 and 2018, no other purchaser accounted for 10% or more of our revenues. The loss of either of these purchasers could materially and adversely affect our revenues in the short-term. However, based on the current demand for oil and natural gas and the availability of other purchasers, we believe that the loss of any of our purchasers would not have a long-term material adverse effect on our financial condition and results of operations because oil, natural gas and NGLs are marketable products with well-established markets.
We manage credit risk related to accounts receivable through credit approvals, escrow accounts and monitoring procedures. Accounts receivable are generally not collateralized. However, we routinely assess the financial strength of our customers and, based upon factors surrounding the credit risk, establish an allowance for uncollectible accounts, if required. As a result, we believe that our accounts receivable credit risk exposure beyond such allowance is limited.
Environmental and Other Issues
We are engaged in oil and natural gas exploration and production and may become subject to certain liabilities as they relate to environmental cleanup of well sites or other environmental restoration procedures. In connection with our acquisition of existing or previously drilled well bores, we may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental cleanup or restoration, we would be responsible for curing such a violation.
We account for environmental contingencies in accordance with the accounting guidance related to accounting for contingencies. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated.
Fair Value Measurements
Certain financial instruments are reported at fair value on our consolidated balance sheets. Under fair value measurement accounting guidance, fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants (i.e. an exit price). To estimate an exit price, a three-level hierarchy is used. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels. Level 1 inputs are unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and have the lowest priority.
The valuation techniques that may be used to measure fair value include a market approach, an income approach and a cost approach. A market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. An income approach uses valuation techniques to convert future amounts to a single present amount based on current market expectations, including present value techniques, option-pricing models and the excess earnings method. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
The carrying values of financial instruments comprising cash and cash equivalents, accounts payable, accounts receivable and related party accounts receivable approximate fair values due to the short-term maturities of these instruments. The carrying value reported for the revolving line of credit approximates fair value because the underlying instruments are at interest rates which approximate current market rates.
Derivative Contracts
We report the fair value of derivatives on the consolidated balance sheets in derivative assets and derivative liabilities as either current or noncurrent based on the timing of the settlement of individual trades. Trades that are scheduled to settle in the next twelve months are reported as current. The Company nets derivative assets and liabilities, in the accompanying consolidated balance sheet, whenever it has a legally enforceable master netting agreement with the counterparty to a derivative contract.
For the years ended September 30, 2020, 2019 and 2018, we have not designated our derivative contracts as hedges for accounting purposes, and therefore changes in the fair value of derivatives are recognized in earnings. Cash settlements of contracts are included in cash flows from operating activities in the consolidated statement of cash flows. Derivative contracts are settled on a monthly basis.
The fair value of the derivatives is established using index prices, volatility curves and discount factors. The value we report in our consolidated financial statements is as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.
The use of derivatives involves the risk that the counterparties to such contracts will be unable to meet their obligations under the terms of the agreement. To minimize the credit risk with derivative instruments, it is our policy to enter into derivative contracts primarily with counterparties that are financial institutions that are also lenders within our credit facility. Under the terms of the current counterparties' contracts, only those that are lenders under our revolving credit facility are secured by the same collateral as outlined in our revolving credit facility. The counterparties are not required to provide credit support to the Company. See further discussion in Note 6 – Derivative Instruments.
Leases
On October 1, 2019, the Company adopted ASC 842 – Leases (“ASC 842”) using the modified retrospective approach and has applied the standard to all existing leases for fiscal year 2020 as restatement of prior periods is not required. ASC 842 supersedes the previous lease accounting requirements in ASC 840 and requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous guidance.
The Company reviews all contracts to determine if a lease exists at contract inception. A lease exists when the Company has the right to obtain substantially all of the economic benefit of a specific asset and to control the use of that asset over the term of the agreement. Identified leases are classified as an operating or finance lease, which determines the recognition, measurement and presentation of expenses. As of September 30, 2020, the Company does not have any finance leases. Operating leases are capitalized on the consolidated balance sheet at commencement date through a lease right-of-use (“ROU”) asset and lease liability representing the present value of lease payments over the lease term. In addition to the present value of lease payments, the operating lease ROU asset includes any lease payments made to the lessor prior to lease commencement less any lease incentives and initial direct costs incurred. Options to extend or terminate leases are included in the lease term when it is reasonably certain the Company will exercise the option. For operating leases, lease costs are recognized on a straight-line basis over the term of the lease.
The Company elected certain practical expedients and made certain accounting policy elections that impacted the effect of adoption on the consolidated balance sheet and statement of operations, including: (i) a package of practical expedients which allowed the Company to not reassess contracts that commenced prior to adoption in regards to lease terms, lease classification and indirect costs incurred prior to adoption, (ii) excluding land easements that existed or expired prior to adoption, (iii) policy election that eliminates the need for adjusting prior period comparable financial statements prepared under prior lease accounting guidance and (iv) to not apply the recognition requirements under the standard to short-term leases.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
The present value of operating lease payments and amortization of the lease liability is calculated using a discount rate. When available, the Company uses the rate implicit in the lease as the discount rate; however, most of the Company’s leases do not provide a readily determinable implicit rate. In such cases, the Company is required to use its incremental borrowing rate (“IBR”). The Company’s IBR reflects the estimated rate of interest that the Company would pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The Company is required to reassess the discount rate for any new and modified lease contracts as of the lease effective date.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) in February 2016 and subsequent ASU's, which together amend the accounting standards for leases. ASU 2016-02 retains a distinction between finance leases and operating leases. The Company adopted this ASU using the modified retrospective approach and did not have a cumulative-effect adjustment in retained earnings as a result of the adoption. The adoption of this standard did not have a material impact on the Company's consolidated financial statements. See further discussion in Note 9 – Leases.
Issued Accounting Standards Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses and amendments to ASU 2016-13 through subsequent ASU's, which together amend the accounting standards for credit losses. This update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. Receivables arising from operating leases are not in scope of this subtopic, but rather Topic 842. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. This update will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The purpose of this amendment is to improve the effectiveness of disclosures in the notes of the financial statements. The amendments will be effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. The adoption of this guidance will not have a material impact on the Company's financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 840): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), which provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates (e.g., London Interbank Offered Rate (“LIBOR”)) that are expected to be discontinued. ASU 2020-04 allows, among other things, certain contract modifications, such as those within the scope of Topic 470 on debt, to be accounted as a continuation of the existing contract. This ASU was effective upon the issuance and its optional relief can be applied through December 31, 2022. Due to the Sixth Amendment to the Credit Agreement (“Sixth Amendment”) which included provisions in consideration of the phase out, the Company applied the optional expedient pursuant to ASC 848-20-35-14, which allows reporting entities to not have to reassess the embedded derivatives under ASC 815-15.
The Company is adopting the optional expedient to reduce the costs and complexity of accounting for contract modifications as a result of changes due to reference rate reform.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
4.	Oil and Natural Gas Properties
Oil and natural gas properties are summarized below:
	September 30,
	2020	2019
	($ in thousands)
Proved	$326,420	$291,226
Unproved	32,084	36,658
Work-in-progress	15,398	3,750
	373,902	331,634
Accumulated depletion and amortization	(63,176)	(42,333)
Total oil and natural gas properties, net	$310,726	$289,301
Depletion and amortization expenses for proved oil and natural gas properties was $20.8 million, $19.8 million and $15.4 million, respectively, for the years ended September 30, 2020, 2019 and 2018.
The Company incurred $9.9 million, $5.1 million and $6.0 million of exploration costs for the years ended September 30, 2020, 2019 and 2018, respectively, $7.9 million, $4.8 million and $5.8 million of which relates to the abandonment of oil and natural gas leases. The Company also incurred $2.0 million, $0.3 million and $0.2 million of geological and geophysical costs during the years ended September 30, 2020, 2019 and 2018, respectively.
Acquisitions of Oil and Natural Gas Properties
On December 20, 2019, the Company acquired 38 net acres (unaudited) in Yoakum County, Texas. The acquisition included 17 total wells, with 11 producing and 6 salt water disposals, for a total purchase price of $3.3 million, as adjusted in accordance with the terms of the purchase and sale agreement with J. Cleo Thompson and James Cleo Thompson, Jr., L.P. The effective date of the transaction was August 1, 2019. The transaction was accounted for as an asset acquisition in accordance with ASU 2017-01 and was therefore recorded based on the total consideration paid, with value assigned to unproved oil and natural gas properties and ARO.
During the years ended for September 30, 2020 and 2019 the Company made several additional acquisitions in the ordinary course of business totaling $0.8 million and $1.3 million, respectively, for oil and natural gas properties, none of which individually were considered significant.
On January 8, 2019, the Company acquired 448 net acres (unaudited) in Yoakum County, Texas. The acquisition included 10 total wells, with 2 producing and 3 salt water disposals, for a total purchase price of $4.0 million, as adjusted in accordance with the terms of the purchase and sale agreement with Breitburn Operating, LP. The effective date of the transaction was December 1, 2018. The transaction was accounted for as an asset acquisition in accordance with ASU 2017-01 and was therefore recorded based on the total consideration paid, with value assigned to unproved and proved oil and natural gas properties.
On May 15, 2018, the Company acquired 44,133 net acres (unaudited) in Chaves, Lea, and Roosevelt Counties, New Mexico. The acquisition included 12 total wells, only 1 of which was producing, 1 salt water disposal well and associated gathering lines for a total purchase price of $19.7 million, as adjusted in accordance with terms of the purchase and sale agreement with Rockcliff Operating New Mexico, LLC. The effective date of the transaction is April 1, 2018. The transaction was accounted for as an asset acquisition in accordance with ASU 2017-01 and was therefore recorded based on the total consideration paid, with value assigned to unproved and proved oil and natural gas properties.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
5.	Other Non-Current Assets
Other non-current assets consisted of the following:
	September 30,
	2020	2019
	($ in thousands)
Debt issuance costs, net	$1,867	$1,039
Prepayments to outside operators	284	1,560
Other deposits	98	125
Total other non-current assets	$2,249	$2,724
6.	Derivative Instruments
Crude Oil Contracts
The Company uses derivative contracts to reduce exposure to fluctuations in crude oil prices. While the use of these contracts attempt to limit the downside risk for adverse price changes, their use may also limit future revenues from favorable price changes.
As of September 30, 2020, the Company's oil derivative instruments consisted of the following types:
•	Fixed Price Swaps – the Company receives a fixed price for the contract and pays a floating market price to the counterparty over a specified period for a contracted volume.
•
Costless collars – the combination of a put option (fixed floor) and call option (fixed ceiling), with the options structured so that the premium paid to purchase the put option is offset by the premium received from the sale of the call option. If the market price exceeds the call strike price or falls below the put strike price, we receive the fixed price and pay the market price. If the market price is between the put and the call strike price, no payments are due from either party.

•
Basis Protection Swaps – Basis swaps are settled based on differences between a fixed price differential and the differential between the settlement prices of two referenced indexes. We receive the fixed price differential and pay the differential between the referenced indexes.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
The following table summarizes the open financial derivative positions as of September 30, 2020, related to crude oil production.
		Weighted Average Price
Calendar Quarter	Notional Volume	Fixed	Put	Call
	(Bbl)	($ per Bbl)
Crude Oil Swaps
Q4 2020	339,000	$57.15	$—	$—
Q1 2021	405,000	$53.01	$—	$—
Q2 2021	405,000	$53.01	$—	$—
Q3 2021	405,000	$53.01	$—	$—
Q4 2021	405,000	$53.01	$—	$—
2022	360,000	$45.25	$—	$—
Crude Oil Collars
Q4 2020	45,000	$—	$50.00	$56.48
2022	360,000	$—	$35.00	$42.63
Crude Oil Basis
Q4 2020	384,000	$0.39	$—	$—
Q1 2021	435,000	$0.40	$—	$—
Q2 2021	435,000	$0.40	$—	$—
Q3 2021	435,000	$0.40	$—	$—
Q4 2021	435,000	$0.40	$—	$—
Interest Rate Contracts
The Company has entered into floating-to-fixed interest rate swaps (we receive a floating market rate and pay a fixed interest rate) to manage interest rate exposure related to the revolving credit facility.
The notional amount of the interest rate swaps, as of September 30, 2020 and 2019, was $55 million and $40 million, respectively, and expires on September 28, 2021.
Balance Sheet Presentation of Derivatives
The following table presents the location and fair value of the Company’s derivative contracts included in the accompanying consolidated balance sheets as of September 30, 2020 and 2019.
	September 30, 2020
Balance Sheet Classification	Gross Fair Value	Amounts Netted	Net Fair Value
	($ in thousands)
Current derivative assets	$19,690	$(871)	$18,819
Non-current derivative assets	4,651	(1,549)	3,102
Current derivative liabilities	(871)	871	—
Non-current derivative liabilities	(1,549)	1,549	—
Total	$21,921	$—	$21,921
	September 30, 2019
Balance Sheet Classification	Gross Fair Value	Amounts Netted	Net Fair Value
	($ in thousands)
Current derivative assets	$7,982	$(479)	$7,503
Non-current derivative assets	8,135	(199)	7,936
Current derivative liabilities	(807)	479	(328)
Non-current derivative liabilities	(351)	199	(152)
Total	$14,959	$—	$14,959

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
The following table presents the Company's derivative activities for the years ended September 30, 2020, 2019 and 2018.
	Years Ended September 30,
	2020	2019	2018
	($ in thousands)
Fair value of net asset (liability), beginning of period	$14,959	$(11,239)	$(1,623)
Gain (loss) on derivatives	33,876	26,712	(17,143)
Settlements on derivatives	(26,914)	(514)	7,527
Fair value of net asset (liability), end of period	$21,921	$14,959	$(11,239)
7.	Fair Value Measurements
Assets and Liabilities Measured on a Recurring Basis
The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2020 and 2019, by level within the fair value hierarchy:
	September 30, 2020
	Level 1	Level 2	Level 3	Total
	($ in thousands)
Financial assets:
Commodity derivative assets	$ —	$ 24,341	$ —	$ 24,341
Financial liabilities:
Commodity derivative liabilities	$ —	$(1,672)	$ —	$(1,672)
Interest rate liabilities	$ —	$(748)	$ —	$(748)
	September 30, 2019
	Level 1	Level 2	Level 3	Total
	($ in thousands)
Financial assets:
Commodity derivative assets	$ —	$ 16,117	$ —	$ 16,117
Financial liabilities:
Commodity derivative liabilities	$ —	$(922)	$ —	$(922)
Interest rate liabilities	$ —	$(236	$ —	$(236)
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
Assets and liabilities accounted for at fair value on a non-recurring basis in accordance with the fair value hierarchy include the initial recognition of asset retirement obligations and the fair value of oil and natural gas properties when acquired in a business combination or assessed for impairment.
The fair value measurements of assets acquired and liabilities assumed are measured on a nonrecurring basis on the acquisition date using an income valuation technique based on inputs that are not observable in the market and therefore represent Level 3 inputs. Significant inputs used to determine the fair value include estimates of: (i) reserves; (ii) future commodity prices; (iii) operating and development costs; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company's estimated cash flows are the product of a process that begins with New York Mercantile Exchange (NYMEX) forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that the Company’s management believes will impact realizable prices. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation.
The fair value of asset retirement obligations incurred and acquired during the years ended September 30, 2020 and 2019, totaled approximately $1.2 million and $0.4 million, respectively. The fair value of additions to the asset retirement obligation liabilities is measured using valuation techniques consistent with the income

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
approach, which converts future cash flows to a single discounted amount. Significant inputs to the valuation include: (i) estimated plug and abandonment cost per well; (ii) estimated remaining life per well; (iii) future inflation factors; and (iv) our average credit-adjusted risk- free rate. These assumptions represent Level 3 inputs.
If the carrying amount of our oil and natural gas properties exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and natural gas properties to fair value. The fair value of our oil and natural gas properties is determined using valuation techniques consistent with the income and market approach. The factors used to determine fair value are subject to management’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows, net of estimated operating and development costs using estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and various discount rates commensurate with the risk and current market conditions associated with the expected cash flow projected. These assumptions represent Level 3 inputs.
8.	Transactions with Related Parties
Contract Services
In May 2019, Combo Resources, LLC (“Combo”) entered into a contract services agreement with RPOC, whereby RPOC became the contract operator on behalf of Combo and provides certain administrative services to Combo in exchange for payment of a fee equal to $250 thousand per month and reimbursement of all third party expenses. This fee was subsequently decreased to $150 thousand per month effective July 1, 2020 and further decreased to $100 thousand per month effective August 1, 2020. Combo is owned by Oakspring Energy Holdings, LLC (“Oakspring”) and by a wholly- owned subsidiary of Riley Exploration Group, Inc. (“REG”).
The Company recognized $2.6 million and $1.5 million in the years ended September 30, 2020 and 2019, respectively, in revenue under the contract services agreement and had an accounts receivable of $55 thousand $343 thousand as of September 30, 2020 and 2019, respectively.
In May 2019, REG entered into a contract services agreement with RPOC with an effective date of May 1, 2019, whereby RPOC will provide certain operational services to REG in exchange for payment of a fee equal to $75 thousand per month. This fee was subsequently increased to $100 thousand per month effective September 1, 2019.
The Company recognized $1.2 million and $0.4 million in the years ended September 30, 2020 and 2019, respectively, in revenue under the contract services agreement and had an accounts receivable of $0 thousand and $161 thousand as of September 30, 2020 and 2019, respectively.
The Company identified costs directly relating to the performance of its obligations under these contract service agreements and recognized $503 thousand and $21 thousand of costs during the years ended September 30, 2020 and 2019.
Oakspring and REG are portfolio companies of Yorktown Energy Partners XI, L.P. (“Yorktown XI”), certain managed funds of which have investments in the Company (all deemed to be related parties).
One of our executives held positions with REG and Combo at September 30, 2020. Our Executive Vice President, Business Intelligence is the President of both REG and Combo, as well as a board member of Combo. Our former Executive Vice President, Geoscience, who is no longer with the Company as of February 18, 2020, is the President of Oakspring.
9.	Leases
The Company’s current leases include office space and information technology equipment, comprised of printers and copiers. All current leases are structured with non-cancelable terms of one to three years. The Company leased office space for its corporate headquarters in Oklahoma City, Oklahoma and has renewal options that are not reasonably certain to be exercised. The corporate headquarters is under a five-year operating lease agreement terminating in July 2022 and is subject to a two percent (2%) escalation with each subsequent year. However, the Company’s leased office space for its field offices in La Grange, Texas have renewal options that the

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
Company reasonably expects to exercise to align termination dates with its corporate office lease and therefore has included these renewal periods in the total ROU asset and lease liability calculations at inception. The Company’s leases for printers and copiers do not have renewal options.
At adoption, the Company recorded a total of $1.0 million in operating lease ROU assets and corresponding current and non-current lease liabilities on the accompanying consolidated balance sheet.
Lease expense for the year ended September 30, 2020 totaled $417 thousand and is included as general and administrative costs on the accompanying consolidated statements of operations.
Supplemental cash flow information related to the Company’s operating leases is included in the following table:
September 30, 2020
($ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	$410
ROU assets added in exchange for lease obligations (since adoption)	40
The following table summarizes the Company’s weighted average remaining lease term and weighted average discount rate for operating leases in effect as of September 30, 2020:
September 30, 2020
Weighted Average Remaining Lease Term	1.8 Years
Weighted Average Discount Rate	5.17%
The following table summarizes the undiscounted cash flows owed by the Company to lessors pursuant to contractual agreements in effect as of September 30, 2020:
Operating Leases
($ in thousands)
2021	$419
2022	320
2023	1
Thereafter	—
Total future minimum lease payments	740
Less imputed interest	(34)
Present value of future minimum lease payments	$706
As of September 30, 2019 future lease payment obligations under ASC Topic 840 were as follows:
Operating Leases
($ in thousands)
Fiscal Year 2020	$389
Fiscal Year 2021	378
Fiscal Year 2022	288
Thereafter	—
Total future minimum lease payments	$1,055
10.	Revolving Credit Facility
On September 28, 2017, the Company and SunTrust Robinson Humphrey, Inc., now Truist Bank as successor by merger, as lead arranger and administrative agent, entered into a credit agreement to establish a senior secured revolving credit facility. The credit facility had an initial borrowing base of $25 million with a maximum facility amount of $500 million. The credit facility maturity date is set on September 28, 2023 in accordance with the Sixth Amendment effective August 31, 2020. Substantially all of the Company’s assets are secured under the credit facility.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
Effective February 27, 2018, the Company amended its credit facility to increase the borrowing base from $25 million to $60 million. Effective May 25, 2018, the Company amended its credit facility to increase the borrowing base from $60 million to $100 million. Effective November 9, 2018, the Company amended its credit facility to increase the borrowing base from $100 million to $135 million. Effective April 3, 2019, the Company amended its credit facility to allow for a future increase in the borrowing base from $135 million to $175 million. Effective October 15, 2019, the Company amended its credit facility to increase the borrowing base from $135 million to $180 million and has the ability to request an increase in its lender commitments up to the approved $200 million borrowing base amount. Effective May 7, 2020 the Company amended its credit facility to decrease the borrowing base from $180 million to $150 million. Effective August 31, 2020 the Company amended its credit facility to decrease the borrowing base from $150 million to $132.5 million.
The borrowing base is subject to periodic redeterminations, mandatory reductions and further adjustments from time to time. The facility currently requires semi-annual redeterminations on February 1 and August 1. During these redetermination periods, the Company’s borrowing base may be increased and may also be reduced in certain circumstances. The credit facility allows for Eurodollar Loans and Base Rate Loans (each as defined in the credit agreement). The interest rate on each Eurodollar Loan will be the adjusted LIBOR for the applicable interest period plus a margin between 2.50% and 3.50% (depending on the borrowing base utilization percentage). The annual interest rate on each Base Rate Loan is (i) the greatest of (a) the administrative agent’s prime lending rate, (b) the federal funds rate plus 0.5% per annum or (c) the adjusted LIBOR determined on a daily basis for an interest period of one-month, plus 1.00% per annum, plus (ii) a margin between 1.50% and 2.50% (depending on the borrowing base utilization percentage). The Company is also subject to an unused commitment fee of between 0.375% and 0.500% (depending on the borrowing base utilization percentage). Interest expense and unused commitment fees related to the credit facility for the years ended September 30, 2020, 2019 and 2018, totaled $4.7 million, $4.4 million and $1.4 million, respectively. The amortization of debt issuance costs for the years ended September 30, 2020, 2019 and 2018 was $648 thousand, $502 thousand and $306 thousand, respectively. The weighted average interest rate as of September 30, 2020, 2019 and 2018 was 4.09%, 5.63% and 5.14%, respectively.
In July 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR as a benchmark by the end of 2021. The Company’s revolving credit facility includes provisions which account for this potential phase out and provides consideration for use of a commercially viable substitute if necessary.
The credit agreement contains certain covenants, which, among other things, require the maintenance of (i) a total leverage ratio of not more than 3.5 to 1.0 and (ii) a minimum current ratio of 1.0 to 1.0 as of the last day of any fiscal quarter. The credit agreement also contains a total leverage ratio for Restricted Payments after giving pro forma effect to such Restricted Payments, which includes payments to any holder of the Company's capital units, would not exceed 2.75 to 1.0. The Company is also required to prepay the credit facility if at any time the consolidated cash balance is in excess of the greater of $15 million or 10% of the borrowing base for five consecutive business days and the Company has not identified an approved intended use for the excess cash. The credit agreement also contains other customary affirmative and negative covenants and events of default. The Company’s minimum hedging requirement was 50% as of September 30, 2020.
As of September 30, 2020, the Company was in compliance with all covenants contained in the credit agreement and had $101 million of outstanding borrowings and an additional $31.5 million available under the credit facility.
11.	Members’ Equity
On December 27, 2017 the Company's Board of Managers approved an amendment to the Second Amended and Restated Limited Liability Company Agreement which authorized 2,265,200 common units and 512,667 of Series A Preferred Units.
On December 31, 2018, the Company’s Board of Managers approved the Third Amended and Restated Limited Liability Company Agreement (the “Third LLC Agreement”), which removed references to the previously designated 2,265,200 total number of units authorized for issuance as common units and 512,667 as Series A Preferred and replaced the references to a fixed number of authorized units with a provision that defines the total

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
number of units as any units that are authorized and approved for issuance by the Board of Managers under the provisions of the Third LLC Agreement. As of September 30, 2020, the common units authorized and approved by the Board of Managers totaled 1,555,049 and the total number of Preferred Series A Units were 504,168.
The Third LLC Agreement reserved and authorized 200,128 common units for issuance pursuant to the Company’s 2018 Long-Term Incentive Plan (the “2018 LTIP”). The Company also granted 40,000 unrestricted common units and simultaneously repurchased 12,540 of these common units. This grant was issued to settle the Company's liability associated with a 2018 incentive compensation award earned by certain executives. During the year ended September 30, 2020, the Company repurchased an additional 1,669 of these common units related to the 2018 LTIP, leaving 174,337 remaining for future issuances. See further discussion in Note 13 – Unit-Based Compensation.
On April 29, 2019, the Company granted 14,766 restricted units to certain executives which vest over a defined period. On January 23, 2020, the Company modified the vesting date related to these restricted units to February 1 for each subsequent vesting date beginning February 1, 2020, which 5,374 restricted units vested. Simultaneously, the Company granted an additional 15,767 restricted units to certain executives of which 1,229 shares were repurchased by the Company. On April 28, 2020, certain executives surrendered 1,250 restricted units, which reduced the 2018 LTIP common units available for issuances to 146,283. See further discussion in Note 13 – Unit-Based Compensation.
For the years ended September 30, 2020 and 2019, the Company authorized and declared quarterly cash dividends totaling approximately $15 million and $10 million, respectively. The cash dividends were declared for all issued and outstanding common units including the vested and unvested 2018 LTIP units of the Company. The portion of the cash dividend attributable to the unvested restricted units was accrued and will be paid in cash once the unvested restricted units fully vest. Cash dividends are approved at the sole discretion of the Board of Managers. As of August 13, 2020, the Company entered into the Fourth Amended and Restated Limited Liability Agreement (the “Fourth LLC Agreement”) which restricts the declaration and payment of any distribution or dividend to the discretion of the Board of Managers. The credit agreement restricts the payment of any dividend or distribution on any of the Company's class of capital stock from the revolving credit facility. See further discussion in Note 10 – Revolving Credit Facility regarding restricted payments.
12.	Preferred Units
In March of 2017, the Company closed a private offering of convertible preferred securities (the “Series A Preferred Units”) to Yorktown XI, Bluescape Riley Exploration Holdings, LLC (“BREH”) and Boomer Petroleum LLC (“Boomer”) that resulted in proceeds of approximately $40 million, net of issuance costs, to fund general business purposes and resulted in the issuance of 333,334 Series A Preferred Units. Series A Preferred Units are entitled to distributions at the rate of 6% per annum of the Series A outstanding principal amount and shall accrue from day to day, whether or not declared, and shall be cumulative. Dividends on Series A Preferred Units shall be payable in kind by the issuance of additional Series A Preferred Units, however, the Board of Managers may determine in its sole discretion to pay Series A Preferred dividends in cash. The Fourth LLC Agreement declared the end date of the Series A Preferred Dividends to be on December 31, 2022.
On September 7, 2017, the Company closed a follow-on offering of the Series A Preferred Units to Yorktown XI, BREH and Boomer that resulted in proceeds of approximately $10 million, net of issuance costs, to fund general business purposes and resulted in the subsequent issuance of an additional 83,333 Series A Preferred Units.
Under the Third LLC Agreement, the mandatory redemption date for all outstanding Series A Preferred Units in cash was December 31, 2022. The Fourth LLC Agreement extended the mandatory redemption date for all outstanding Series A Preferred Units in cash to one year following the expiration of the credit agreement (as may be further amended, restated, supplemented, modified or replaced from time to time) which is currently set to mature on September 28, 2023. At any time prior to an IPO or Listing Transaction and at such holder’s sole discretion, a holder of Series A Preferred Units may elect to convert such Series A Preferred Units to a number of common units in an amount equal to the quotient of (i) the product of the number of Series A Preferred Units to be converted by the Series A preferred liquidation preference, divided by (ii) the Series A conversion price then in effect by the delivery of written notice to the Company. Immediately prior to any conversion, all accrued

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
and undeclared but unpaid dividends on the Series A Preferred Units shall be paid in kind to such holder of Series A Preferred Units electing to convert its units. The Series A Preferred conversion price is $120 per unit for the periods presented, as adjusted to reflect any subdivision, stock split, recapitalization, reclassification or consolidation of the common units.
Immediately following the execution of an underwriting agreement, but prior to the closing of an IPO or Listing Transaction, all outstanding Series A Preferred Units shall be automatically converted into Listed Shares at a conversion rate equal to the quotient of (i) the product of the number of Series A Preferred Units to be converted multiplied by the Series A Preferred Liquidation Preference, divided by (ii) the lesser of the Series A Conversion Price or the IPO Conversion Price. The conversion will result in a deemed preferred distribution to the Series A Preferred Unit holders, which will reduce income attributable to common units in the period in which the conversion occurs.
The holders of the Series A Preferred Units have the same voting rights as if such Series A Preferred Units were converted into common units in accordance with the Series A Conversion Price then in effect and shall vote with the common units as a single class. Under the Fourth LLC Agreement, the affirmative vote or consent of at least an 85% Supermajority Interest of the members of the then-outstanding common units on an as-converted basis, voting together as a single class, shall be necessary for effecting or validating any amendment, alteration or repeal of the certificate of formation or the Fourth LLC Agreement, which materially and adversely affects the rights or preferences of the holders of the Series A Preferred Units, issuance or reclassification of membership interests ranking pari passu or senior to the Series A Preferred Units, any transaction between the Company and any of its officers, holders of its units, directors of Affiliates, any increase in indebtedness for money borrowed by the Company, a call for capital contributions from holders of the Series A Preferred Units and any Company Event (as defined in the Fourth LLC Agreement) in which the holders of the Series A Preferred Units do not receive, upon the consummation of the Company Event of an amount in cash equal to the Series A Preferred issue amount with respect to each outstanding Series A Preferred Unit, plus any accrued but unpaid dividends on the Series A Preferred Units as of such date. In the event an 85% Supermajority Interest of the outstanding Series A Preferred Units, voting together as a single class with the common units, do not approve a Company Event (as defined in the Fourth LLC Agreement), the Company may elect to redeem the outstanding Series A Preferred Units in cash.
The table below summarize the changes in preferred units during the years ended September 30, 2020, 2019 and 2018:
	Units	Amount
	($ in thousands)
Balance, September 30, 2017	416,667	$49,793
Dividends paid in kind	31,142	3,736
Balance, September 30, 2018	447,809	53,529
Dividends paid in kind	27,343	3,281
Balance, September 30, 2019	475,152	56,810
Dividends paid in kind	29,016	3,482
Balance, September 30, 2020	504,168	$60,292
During the year ended September 30, 2020, the Company issued 29,016 units of Series A Preferred Units as paid in kind dividends. As of September 30, 2020 and September 30, 2019, the Company had accrued dividends payable on the Series A Preferred Units of $903 thousand and $851 thousand, respectively, which are included in accrued liabilities on the consolidated balance sheets.
In accordance with ASC 480-10-S99 Distinguishing Liabilities From Equity, equity securities are required to be classified outside of permanent equity in temporary equity if they are redeemable or may become redeemable for cash or other assets. As the Company is not considered to have sole control over the contractually mandated redemption which is currently set for redemption in 2024, the Series A Preferred Units have been classified as mezzanine equity.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
13.	Unit-Based Compensation
Long-Term Incentive Plan
Unrestricted Units: Pursuant to the terms of the employment letters for certain executives, the Company was obligated to pay an incentive compensation award of $4 million that was fully earned on June 26, 2018, with payment due at the earlier of either a successful IPO or January 2, 2019. The method of payment was at the full discretion of the Board and in the event the obligation was not settled in IPO shares, the Board could elect to settle the obligation in the form of cash or common units of the Company. On December 31, 2018, the Board elected to issue 40,000 common units under the Company’s 2018 LTIP valued at $4.644 million or $116.10 per unit in settlement of this obligation. The Company determined the fair value of the common units in accordance with FASB ASC 718 using an options pricing model. Upon issuance of the 40,000 common units, the Company also repurchased 12,540 shares from these executives for payment of their employee tax withholding obligations, resulting in a net issuance of 27,460 common units. On October 15, 2019, the Company repurchased an additional 1,669 shares from these executives for final payment of their employee tax withholding obligations. As of September 30, 2018, the Company accrued for the obligation and recorded general and administrative costs of $4 million pending the finalization of the settlement terms. Given that the fair value of the shares granted was greater than the initial amount accrued as of September 30, 2018, which constituted a modification of the award, the Company recorded additional unit-based compensation expense in the amount of $644 thousand during the year ended September 30, 2019.
Restricted Units: The Company granted 14,766 restricted units to certain executives on April 29, 2019. Restricted units vest over a two- to three-year period and the holder receives dividends, in arrears, once the units vest. The Company has accrued for these dividends in accrued liabilities and other non-current liabilities. The Company determined the fair value of the restricted units at $113.25 per unit for the units granted on April 29, 2019, in accordance with FASB ASC 718, using market comparisons and an option pricing model. The total expense is amortized on a straight-line basis, over the vesting period. The Company recorded $676 thousand and $254 thousand, respectively, of unit-based compensation expense for the years ended September 30, 2020 and 2019 related to this issuance. Approximately $767 thousand of additional unit- based compensation expense will be recognized associated with this grant over the next 17 months.
On January 23, 2020, the Company modified the initial vesting date for the restricted units granted on April 29, 2019 to February 1, 2020 and set each subsequent vesting date on the modified vesting date anniversary, which 5,374 restricted units vested on February 1, 2020. The Company simultaneously granted an additional 15,767 restricted units to certain executives which vest over a three-year period and the Company repurchased 1,229 shares from these executives for payment of their employee tax withholding obligations, resulting in a net issuance of 14,538. On April 24, 2020, 1,250 shares were surrendered from the departure of an executive from the Company. The Company determined the fair value of the restricted units at $100.69 per unit for the units granted on February 1, 2020, in accordance with FASB ASC 718, using market comparisons and an option pricing model. The total expense is amortized on a straight-line basis, over the vesting period. The Company recorded $287 thousand of unit-based compensation expense for the year ended September 30, 2020 related to this issuance. Approximately $1.2 million of additional unit-based compensation expense will be recognized associated with this grant over the next 29 months.
Total unit-based compensation expense of $963 thousand and $898 thousand, respectively, is included in general and administrative costs on the Company's consolidated statement of operations for all of the issuances outstanding at September 30, 2020 and 2019. The Company will recognize any forfeited units, and any unpaid dividends for those units, as they occur as a reduction to accrued liabilities and members' equity on the consolidated balance sheet.
14.	Net Income (Loss) Per Unit
Basic net income (loss) per unit is computed by dividing net income (loss) attributable to common unitholders by the weighted average number of units outstanding during each period.
Diluted net income (loss) per unit reflects the potential impact of dilutive securities. In periods of net loss, potentially dilutive units are excluded from the calculation because they are anti-dilutive.

Riley Exploration – Permian LLC
Notes to the Consolidated Financial Statements— (Continued)
The table below sets forth the computation of basic and diluted net income (loss) per unit for the years ended September 30, 2020, 2019 and 2018:
	Years Ended September 30,
	2020	2019	2018
Net income (loss) attributable to common unitholders (in thousands) − Basic	$31,609	$48,536	$(3,852)
Plus: Dividends on preferred units	3,535	3,330	3,129
Net income (loss) (in thousands) − Diluted	$35,144	$51,866	$(723)

Basic weighted-average common units outstanding	1,528,555	1,522,883	1,500,000
Effecting of dilutive securities:
Series A preferred units	490,735	462,493	—
Restricted units	18,663	6,822	—
Diluted weighted-average common units outstanding	2,037,953	1,992,198	1,500,000
Net income (loss per unit):
Basic	$20.67	$31.87	$(2.57)
Diluted	$17.24	$26.03	$(2.57)
As of September 30, 2020 and 2019, 6,496 and 12,527 restricted stock units, respectively, were excluded from the calculation of diluted net income per unit due to their anti-dilutive effect. The Company did not have any restricted stock units issued or outstanding during the year ended September 30, 2018.
15.	Commitments and Contingencies
Legal Matters
On December 10, 2020 a purported shareholder of TGC filed a lawsuit against TGC, the members of the TGC board of directors, Merger Sub (as defined below), and the Company in the United States District Court, District of Delaware, captioned Lewis D. Baker v. Tengasco, Inc. (the “Baker complaint”). The plaintiffs in the Baker complaint generally claim that the defendants disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) and Section 20(a) of the Exchange Act and/or Rule 14a-9 promulgated under the Exchange Act. The plaintiffs seek, among other things, injunctive relief to prevent consummation of the merger until the alleged disclosure violations are cured, damages in the event the merger is consummated, and an award of attorney's fees and costs. The Company is evaluating such litigation and an estimate of loss, if any, cannot be made. Refer to Note 16 – Subsequent Events for a more detailed discussion regarding the merger agreement.
In addition to the matter disclosed above, the Company is party to certain lawsuits arising in the ordinary course of the Company’s business. The Company cannot predict the outcome of any such lawsuits with certainty, but management believes it is remote that pending or threatened legal matters will have a material adverse impact on the Company’s financial condition.
Due to the nature of the Company's business, the Company may at times be subject to claims and legal actions. The Company accrues liabilities when it is probable that future costs will be incurred, and such costs can be reasonably estimated. Such accruals are based on developments to date and the Company’s estimates of the outcomes of these matters. The Company did not recognize any material liability as of September 30, 2020 and 2019. Management believes it is remote that the impact of such matters will have a materially adverse effect on the Company’s financial position, results of operations, or cash flows.

Environmental Matters
The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws, which are often changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. The Company recorded no environmental liabilities as of September 30, 2020 and 2019.
16.	Subsequent Events
Events that could materially affect our financial position and results of operations after the year ended September 30, 2020, have been reviewed and evaluated by the Company as of December 23, 2020, the date the financial statements were issued.
Tengasco Merger
On October 21, 2020, TGC and the Company entered into a definitive merger agreement under which TGC plans to acquire the Company and all its subsidiaries in exchange for approximately 203 million shares of TGC common stock (the “Transaction”). TGC formed Antman Sub LLC (“Merger Sub”) as a direct wholly-owned subsidiary that will merge into the Company. The merger between the Company and Merger Sub will result in the Company's common units being exchanged for TGC stock. As part of the Transaction, TGC will be renamed Riley Exploration Permian, Inc. (“REPX”) and the Company will become a wholly-owned subsidiary of REPX.
Immediately prior to the merger, the Company will convert all of the issued and outstanding Series A Preferred Units into common units of the Company. In connection with the merger, unit holdings of the Company will be entitled to receive, in exchange for each common unit, shares of TGC (to be renamed REPX) par value $0.001 per share (“TGC common stock”) based on an exchange ratio set forth in the merger agreement (the “Exchange Ratio”), with cash paid in lieu of the issuance of any fractional shares, which we refer to as the “merger consideration.” The Exchange Ratio will be 97.796467 shares of TGC common stock for each common unit of the Company.

SUPPLEMENTAL OIL AND GAS INFORMATION
(Unaudited)
17.	Supplemental Oil and Gas Information (Unaudited)
Capitalized Costs
Capitalized costs include the cost of properties, equipment and facilities for oil and natural gas producing activities. Capitalized costs for proved properties include costs for oil and natural gas leaseholds where proved reserves have been identified, development wells, and related equipment and facilities, including development wells in progress.
Capitalized costs for unproved properties include costs for acquiring oil and natural gas leaseholds where no proved reserves have been identified, including costs of exploratory wells that are in the process of drilling or in active completion, and costs of exploratory wells suspended or waiting on completion. For a summary of these costs, please refer to Note 4 – Oil and Natural Gas Properties.
Costs Incurred for Property Acquisition, Exploration and Development
Amounts reported as costs incurred include both capitalized costs and costs charged to expense when incurred for oil and natural gas property acquisition, exploration and development activities. Costs incurred also include new AROs established in the current year as well as increases or decreases to ARO resulting from changes to cost estimates during the year.
Exploration costs presented below include the costs of drilling and equipping successful and unsuccessful exploration wells during the year, geological and geophysical expenses and the costs of retaining undeveloped leaseholds. Development costs include the costs of drilling and equipping development wells and construction of related production facilities.
The following summarizes the costs incurred for oil and natural gas property acquisition, exploration and development activities for the years ended September 30, 2020, 2019 and 2018:
	Years Ended September 30,
	2020	2019	2018
	($ in thousands)
Acquisition of properties
Proved	$1,187	$1,962	$5,887
Unproved	5,331	8,604	14,002
Exploration costs	8,039	5,074	5,992
Development costs	43,684	64,127	68,765
Total costs incurred	$58,241	$79,767	$94,646
Results of Operations
The following table includes revenues and expenses associated with the Company's oil and natural gas producing activities. They do not include any allocation of the Company's interest costs or general corporate overhead. They also do not include estimated corporate taxes since the Company is not a taxpaying entity for federal income tax purposes. Therefore, the following schedule is not necessarily indicative of the contribution of net earnings of the Company's oil and natural gas operations.
	Years Ended September 30,
	2020	2019	2018
	($ in thousands)
Oil, natural gas and NGL sales	$73,133	$101,096	$69,872
Lease operating expenses	20,997	23,808	11,044
Gathering, processing & transportation	—	—	735
Production taxes	3,526	4,804	3,207
Exploration costs	9,923	5,074	5,992
Depreciation, depletion, amortization, impairment and accretion	21,479	20,182	15,714
Results of operations	$17,208	$47,228	$33,180

SUPPLEMENTAL OIL AND GAS INFORMATION— (Continued)
(Unaudited)
Oil, Natural Gas and NGL Quantities
Our reserve reports, as of September 30, 2020, 2019 and 2018, were prepared by Netherland Sewell & Associates and are presented below. All reserves are located within the continental United States. Proved oil, natural gas and NGL reserves are the estimated quantities of oil, natural gas and NGLs that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimate is made. Proved developed oil, natural gas and NGL reserves are proved reserves that can be expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made. A variety of methodologies are used to determine our proved reserve estimates. The principal methodologies employed are decline curve analysis, advance production type curve matching, petrophysics/log analysis and analogy. Some combination of these methods is used to determine reserve estimates in substantially all of our fields.
The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available.
The following table sets forth information for the years ended September 30, 2020, 2019 and 2018 with respect to changes in the Company’s proved (i.e. proved developed and undeveloped) reserves:
	Crude Oil	Natural Gas	NGLs	Total
	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
September 30, 2017	12,025.9	4,820.5	1,179.3	14,008.6
Extensions, discoveries and other additions	9,829.0	4,721.0	990.6	11,606.4
Acquisitions	1,361.1	379.6	81.3	1,505.7
Revisions	1,613.9	2,355.4	235.0	2,241.5
Production	(1,187.5)	(198.1)	(40.5)	(1,261.0)
September 30, 2018	23,642.4	12,078.4	2,445.7	28,101.2
Extensions, discoveries and other additions	13,669.5	13,658.2	3,633.5	19,579.4
Acquisitions	258.5	127.6	34.2	314.0
Revisions	1,563.5	16,013.4	4,833.8	9,066.2
Production	(1,975.0)	(886.2)	(135.0)	(2,257.7)
September 30, 2019	37,158.9	40,991.4	10,812.2	54,803.1
Extensions, discoveries and other additions	2,265.1	3,029.8	642.4	3,412.5
Revisions	(205.9)	11,290.2	(513.3)	1,162.5
Production	(2,060.4)	(1,627.9)	(259.8)	(2,591.5)
September 30, 2020	37,157.7	53,683.5	10,681.5	56,786.6

Proved Developed Reserves, Included Above
September 30, 2017	7,064.4	2,814.3	692.1	8,225.5
September 30, 2018	13,764.0	7,481.0	1,485.8	16,496.6
September 30, 2019	19,197.6	23,096.0	6,044.9	29,091.8
September 30, 2020	19,149.0	31,137.6	5,847.1	30,185.7
Proved Undeveloped Reserves, Included Above
September 30, 2017	4,961.5	2,006.2	487.2	5,783.1
September 30, 2018	9,878.4	4,597.4	959.9	11,604.6
September 30, 2019	17,961.3	17,895.4	4,767.3	25,711.3
September 30, 2020	18,008.7	22,545.9	4,834.4	26,600.9
As of September 30, 2020, reserves were comprised of 65.4% crude oil, 15.8% natural gas, and 18.8% NGL. 2020 proved reserves were derived based on prices of $41.91 per Bbl of crude oil, $(0.06) per Mcf of natural gas and $(1.96) per Bbl of NGL. Prices used in the 2020 reserve report are based on the 12-month unweighted

SUPPLEMENTAL OIL AND GAS INFORMATION— (Continued)
(Unaudited)
arithmetic average of the first-day-of- the-month price for each month in the period October 2019 through September 2020. For oil and NGL volumes, the average West Texas Intermediate (WTI) spot price of $43.63 per Bbl is adjusted for quality, transportation fees, and market differentials. The fees associated with the transportation contract are included as a deduction to oil revenue. For gas volumes, the average Henry Hub spot price of $1.967 per MMbtu is adjusted for energy content, transportation fees, and market differentials. As a reference, the average NYMEX WTI and NYMEX Henry Hub prices for the same period were $43.40 per Bbl and $2.020 per MMbtu, respectively.
As of September 30, 2019, reserves were comprised of 67.8% crude oil, 12.5% natural gas, and 19.7% NGL. 2019 proved reserves were derived based on prices of $54.38 per Bbl of crude oil, $(0.32) per Mcf of natural gas, and $(5.19) per Bbl of NGL. Prices used in the 2019 reserve report are based on the 12-month unweighted arithmetic average of the first-day-of- the-month price for each month in the period October 2018 through September 2019. For oil and NGL volumes, the average WTI spot price of $57.69 per Bbl is adjusted for quality, transportation fees, and market differentials. The fees associated with the transportation contract are included as a deduction to oil revenue. For gas volumes, the average Henry Hub spot price of $2.870 per MMbtu is adjusted for energy content, transportation fees, and market differentials. As a reference, the average NYMEX WTI and NYMEX Henry Hub prices for the same period were $57.77 per Bbl and $2.834 per MMbtu, respectively.
As of September 30, 2018, reserves were comprised of 84.1% crude oil, 7.2% natural gas, and 8.7% NGL. 2018 proved reserves were derived based on prices of $57.92 per Bbl of crude oil, $1.62 per Mcf of natural gas and $10.25 per Bbl of NGL. Prices used in the 2018 reserve report are based on the 12-month unweighted arithmetic average of the first-day-of- the-month price for each month in the period October 2017 through September 2018. For oil and NGL volumes, the average WTI spot price of $63.43 per Bbl is adjusted for quality, transportation fees, and market differentials. The fees associated with the transportation contract are included as a deduction to oil revenue. For gas volumes, the average Henry Hub spot price of $2.914 per MMbtu is adjusted for energy content, transportation fees, and market differentials. As a reference, the average NYMEX WTI and NYMEX Henry Hub prices for the same period were $63.43 per Bbl and $2.880 per MMbtu, respectively.
For the year ended September 30, 2020, the Company had upward revisions of previous estimates of 1,162.5 Mboe. These revisions consisted of a positive revision of 1,839.6 Mboe due to pricing and differentials, a downward revision of 1,952.1 Mboe due to lease operating expenses and a positive revision of 1,275.0 Mboe which was the result of better well performance that exceeded previous estimates. The Company had extensions, discoveries and other additions to proved developed and proved non-developed reserves of 3,412.5 Mboe which consisted of 1,404.4 Mboe as a result of drilling successful wells that were previously classified as unproved locations, and the addition to proved undeveloped of 2,008.1 Mboe as a result of drilling successful wells offsetting locations that were previously unproven locations. During the fiscal year in 2020, the Company did not purchase any additional reserves.
For the year ended September 30, 2019, the Company had upward revisions of previous estimates of 9,066.2 Mboe. These revisions consisted of a positive revision of 8.0 Mboe due to pricing and differentials, a positive revision of 9.1 Mboe due to lease operating expenses and a positive revision of 9,049.1 Mboe which was the result of better well performance that exceeded previous estimates. As a result of ongoing drilling and completion activities during the fiscal year in 2019, the Company reported extensions, discoveries, and other additions of 19,579.4 Mboe. The extensions, discoveries and other additions to proved developed and proved non-developed reserves consisted of 3,833.9 Mboe as a result of drilling successful wells that were previously classified as unproved locations, and the addition to proved undeveloped of 15,745.5 Mboe as a result of drilling successful wells offsetting locations that were previously unproven locations. Additionally, during the fiscal year in 2019, the Company purchased reserves of 314.0 Mboe.
For the year ended September 30, 2018, the Company had upward revisions of previous estimates of 2,241.5 Mboe. These revisions consisted of a positive revision of 34.2 Mboe due to pricing and differentials, a positive revision of 1.6 Mboe due to lease operating expenses and a positive revision of 2,205.7 Mboe which was the result of better well performance that exceeded previous estimates. As a result of ongoing drilling and completion activities during the fiscal year in 2018, the Company reported extensions, discoveries, and other additions of 11,606.4 Mboe. The extensions, discoveries and other additions to proved developed and proved non-developed reserves consisted of 3,973.4 Mboe as a result of drilling successful wells that were previously

SUPPLEMENTAL OIL AND GAS INFORMATION— (Continued)
(Unaudited)
classified as unproved locations, and the addition to proved undeveloped of 7,633.0 Mboe as a result of drilling successful wells offsetting locations that were previously unproven locations. Additionally, during the fiscal year in 2018, the Company purchased reserves of 1,505.7 Mboe.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves
The Company follows the guidelines prescribed in ASC Topic 932 Extractive Activities – Oil and Gas for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The following summarizes the policies used in the preparation of the accompanying oil, natural gas and NGL reserve disclosures, standardized measures of discounted future net cash flows from proved oil, natural gas and NGL reserves and the reconciliations of standardized measures from year to year.
The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows: (i) estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions; (ii) estimated future cash flows are compiled by applying the twelve month average of the first of the month prices of crude oil and natural gas relating to the Company’s proved reserves to the year-end quantities of those reserves for reserves; (iii) future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions, plus Company overhead incurred; (iv) future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the oil and natural gas properties, other deductions, credits and allowances relating to the Company’s proved oil and natural gas reserves; and, (v) future net cash flows are discounted to present value by applying a discount rate of 10%.
The assumptions used to compute the standardized measure are those prescribed by the FASB and the Securities and Exchange Commission. These assumptions do not necessarily reflect the Company’s expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations, since these reserve quantity estimates are the basis for the valuation process. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and natural gas properties. The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company’s oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

SUPPLEMENTAL OIL AND GAS INFORMATION— (Continued)
(Unaudited)
The following summary sets forth the Company’s future net cash flows relating to proved oil, natural gas and NGL reserves based on the standardized measure prescribed in ASC Topic 932:
	September 30,
	2020	2019	2018
	($ in thousands)
Future crude oil, natural gas and NGLs sales(1)(2)(3)	$1,533,286	$1,951,657	$1,413,978
Future production costs	(550,427)	(555,124)	(342,782)
Future development costs	(144,912)	(164,036)	(90,357)
Future income tax expense(4)	(3,167)	(4,059)	(7,423)
Future net cash flows	834,780	1,228,438	973,416
10% annual discount	(532,442)	(786,226)	(591,393)

Standardized measure of discounted future net cash flows	$302,338	$442,212	$382,023
(1)	2020 proved reserves were derived based on prices of $41.91 per Bbl of crude oil, $(0.06) per Mcf of natural gas and $(1.96) per Bbl of NGL.
(2)	2019 proved reserves were derived based on prices of $54.38 per Bbl of crude oil, $(0.32) per Mcf of natural gas and $(5.19) per Bbl of NGL.
(3)	2018 proved reserves were derived based on prices of $57.92 per Bbl of crude oil, $1.62 per Mcf of natural gas and $10.25 per Bbl of NGL.
(4)
The Company's calculations of the standardized measure of discounted future net cash flows as of September 30, 2020, 2019 and 2018, includes the Company’s obligation for Texas Margin Tax but excludes the effect of estimated future income tax expenses as the Company is a limited liability company and not subject to income taxes.

Principal sources of change in the Standardized Measure are shown below:
	Years Ended September 30,
	2020	2019	2018
	($ in thousands)
Balance, beginning of period	$442,212	$382,023	$143,187
Sales of crude oil, natural gas and NGLs, net	7,328	(85,921)	(58,093)
Net change in prices and production costs	(162,571)	(133,615)	64,892
Net changes in future development costs	(12,348)	(1,226)	(137)
Extensions, discoveries and other additions	17,490	135,350	143,389
Acquisition of reserves	—	1,294	16,505
Revisions of previous quantity estimates	(48,611)	85,381	36,093
Previously estimated development costs incurred	10,448	20,769	20,621
Net change in income taxes	891	(987)	(1,863)
Accretion of discount	44,627	38,509	14,439
Other	2,872	635	2,990
Balance, end of period	$302,338	$442,212	$382,023

SUPPLEMENTAL OIL AND GAS INFORMATION— (Continued)
(Unaudited)
18.	Quarterly Financial Data – Unaudited
	2020 First Quarter	2020 Second Quarter	2020 Third Quarter	2020 Fourth Quarter
	($ in thousands except per share data)
Total revenues	$29,549	$25,406	$6,019	$15,959
Income from operations	$12,560	$7,232	$(12,158)	$(349)
Net income (loss)	$(6,841)	$75,053	$(27,984)	$(5,084)
Net income (loss) attributable to common unitholders	$(7,705)	$74,176	$(28,874)	$(5,988)
Net income (loss) per common unit:
Basic	$(5.04)	$48.51	$(18.87)	$(3.92)
Diluted	$(5.04)	$36.94	$(18.87)	$(3.92)
	2019 First Quarter	2019 Second Quarter	2019 Third Quarter	2019 Fourth Quarter
	($ in thousands except per share data)
Total revenues	$21,979	$23,527	$26,207	$29,383
Income from operations	$3,941	$9,016	$9,223	$9,308
Net income (loss)	$21,735	$(4,990)	$13,587	$21,534
Net income (loss) attributable to common unitholders	$20,921	$(5,816)	$12,748	$20,683
Net income (loss) per common unit:
Basic	$13.86	$(3.81)	$8.35	$13.54
Diluted	$11.07	$(3.81)	$6.80	$10.74

Annex A
AGREEMENT AND PLAN OF MERGER

By and Among

TENGASCO, INC.,

ANTMAN SUB, LLC,

and

RILEY EXPLORATION – PERMIAN, LLC

Dated as of October 21, 2020

A-i

A-ii

A-iii

EXHIBITS
Exhibit A	Second Amended and Restated Certificate of Incorporation of Tengasco, Inc.

Exhibit B	Second Amended and Restated Bylaws of Riley Exploration Permian, Inc.

Exhibit C	Amended and Restated Certificate of Formation of Surviving Company

Exhibit D	Substitute Award Agreement

Exhibit E	Riley Exploration Permian, Inc. 2021 Long Term Incentive Plan

Exhibit F	Form of Change of Control and Severance Agreement

Exhibit G	CR Insurance Policy Requirements
A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), is entered into as of October 21, 2020, by and among Riley Exploration – Permian, LLC, a Delaware limited liability company (the “Company”), Tengasco, Inc., a Delaware corporation (“Parent”), and Antman Sub, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub,” together with the Company and Parent, hereinafter collectively referred to as the “Parties” and individually a “Party”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement, each of Parent and the Company intend that Merger Sub be merged with and into the Company, with the Company surviving that Merger (as defined below) on the terms and subject to the conditions set forth herein;
WHEREAS, the Board of Managers of the Company (the “Company Board”) has unanimously: (a) determined that it is in the best interests of the Company and the members of the Company and declared advisable and approved this Agreement and the execution, delivery and performance of this Agreement, the transactions contemplated hereby, including the Merger, in each case, in accordance with the Delaware Limited Liability Company Act (the “DLLCA”); (b) resolved to recommend that the Company’s members approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger; and (c) directed that the approval and adoption of this Agreement and the Merger be submitted for adoption and approval by the Company’s members;
WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously: (a) determined that it is in the best interests of the Parent and Parent’s stockholders and declared advisable and approved this Agreement and the execution, delivery and performance of this Agreement, the transactions contemplated hereby, including the Merger, the issuance of shares of Parent’s common stock, par value $0.001 per share (the “Parent Common Stock”) in connection with the Merger, as contemplated by this Agreement (the “Parent Stock Issuance”), the second amended and restated certificate of incorporation in the form attached hereto as Exhibit A (the “Parent Charter Amendment”), the second amended and restated bylaws of Parent in the form attached hereto as Exhibit B (the “Parent Bylaw Amendment”), and the REP 2021 LTIP in the form attached hereto as Exhibit E; (b) resolved to recommend that Parent’s stockholders approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment and the REP 2021 LTIP; and (c) directed that the approval and adoption of this Agreement and the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment and the REP 2021 LTIP be submitted for adoption and approval by Parent’s stockholders;
WHEREAS, the Board of Managers of the Merger Sub (the “Merger Sub Board”) has unanimously: (i) determined that it is in the best interests of the Merger Sub and the sole member of the Merger Sub and declared advisable and approved this Agreement and the execution, delivery and performance of this Agreement, the transactions contemplated hereby, including the Merger, in each case, in accordance with the DLLCA, (ii) resolved to recommend that Merger Sub’s sole member approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) directed that the approval and adoption of this Agreement and the Merger, be submitted for adoption and approval by the sole member of Merger Sub;
WHEREAS, for U.S. federal income Tax purposes, the Parties intend that the Merger and the Parent Stock Issuance in connection with the Merger as contemplated by this Agreement be treated as an exchange to which Section 351 and Section 1032 of the Internal Revenue Code of 1986, as amended (the “Code”), apply; and
WHEREAS, the Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:
ARTICLE I
THE MERGER
Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLCA, at the Effective Time: (a) Merger Sub will merge with and into the Company (the “Merger”); (b) the separate existence of Merger Sub will cease; and (c) the Company will continue its existence under the DLLCA as the surviving limited liability company in the Merger and a Subsidiary of Parent (sometimes referred to herein as the “Surviving Company”).
Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place as soon as practicable (and, in any event, within three Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties. The Closing shall take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the Parties. The actual date of the Closing is hereinafter referred to as the “Closing Date.”
Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent, and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA and shall make all other filings or recordings required under the DLLCA. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DLLCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 1.04 Effects of the Merger. The Merger shall have the effects specified in this Agreement and in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Company.
Section 1.05 Organizational Documents of the Surviving Company. At the Effective Time: (a) the certificate of formation of the Surviving Company shall be amended and restated so as to read in its entirety as set forth in Exhibit C, and, as so amended and restated, shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (b) the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company, except that references to Merger Sub’s name shall be replaced with references to the Surviving Company’s name, until thereafter amended in accordance with the terms thereof, the certificate of formation of the Surviving Company, or as provided by applicable Law.
Section 1.06 Surviving Company Governance. The Parties shall take all necessary actions so that, from and after the Effective Time, the managers and officers of the Company, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the managers and officers, respectively, of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of formation and the limited liability company agreement of the Surviving Company.
Section 1.07 Parent Governance. Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall take all such action, including through action of the Parent Board, as may be necessary so that, immediately after the Effective Time, the directors of Parent shall consist of five directors, as follows (i) one director who shall be designated by Parent (the “Parent Designated Director”) and who shall be Michael J. Rugen, (ii) three directors who shall be designated by the Company (the “Company Designated Directors”) and who shall be Bobby D. Riley, Bryan H. Lawrence and Philip Riley, and (iii) an independent director nominee who is expected to qualify and serve as the audit committee financial expert. Following the initial terms of the Parent Designated Director and the Company Designated Directors, respectively, the election of directors to the Parent Board shall be subject to the vote of the stockholders of Parent in accordance with its Charter Documents. The Parties shall take all necessary actions so that, from and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of Parent until their successors have been duly appointed and qualified or until their earlier termination, death or resignation.
ARTICLE II
EFFECT OF THE MERGER ON COMPANY UNITS
Section 2.01 Effect of the Merger on Company Common Units and Merger Sub Common Units. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, or the Company or the holder of any capital stock of Parent, Merger Sub, or the Company:
(a) Cancellation of Certain Company Common Units. Each common unit of the Company (the “Company Common Units”) that is owned by the Company (in treasury or otherwise), including those set forth in Section 3.02(a) of the Company Disclosure Schedules, or any of its direct or indirect wholly-owned Subsidiaries as of immediately prior to the Effective Time (the “Cancelled Units”) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.
(b) Conversion of Company Common Units. Each Company Common Unit issued and outstanding immediately prior to the Effective Time (other than Cancelled Units) will be converted into the right to receive: (i) 97.796467 (the “Exchange Ratio”) shares of Parent Common Stock (together with any cash to be paid in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.01(e), the “Merger Consideration”); and (ii) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such Company Common Units in accordance with Section 2.02(g).
(c) Cancellation of Company Common Units. At the Effective Time, all Company Common Units will no longer be outstanding and all Company Common Units will be cancelled and retired and will cease to exist, and each holder of any book-entry units which immediately prior to the Effective Time represented Company Common Units (each, a “Book-Entry Unit”) will cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration in accordance with Section 2.02 hereof, (including any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.01(e)), and (B) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such Company Common Units in accordance with Section 2.02(g).
(d) Conversion of Merger Sub Common Units. Each common unit of Merger Sub (“Merger Sub Common Units”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable common unit of the Surviving Company with the same rights, powers, and privileges as the units so converted and shall constitute the only outstanding securities of the Surviving Company. From and after the Effective Time, all certificates (if any) representing units of Merger Sub Common Units shall be deemed for all purposes to represent the number of common units of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.
(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Units pursuant to Section 2.01(b) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Common Units converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Common Units exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Book-Entry Units, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NYSE American on the last complete trading day prior to the date of the Effective Time.
Section 2.02 Exchange Procedures.
(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Merger Consideration for the Book-Entry Units. At or promptly following the Effective Time, Parent shall deposit, or cause the Surviving

Company to deposit, with the Exchange Agent: (i) certificates representing the shares of Parent Common Stock to be issued as Merger Consideration (or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by book-entry shares will be issued); and (ii) cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.01(e). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Company Common Units may be entitled pursuant to Section 2.02(g) for distributions or dividends, on the Parent Common Stock to which they are entitled to pursuant to Section 2.01(b), with both a record and payment date after the Effective Time and prior to the surrender of the Company Common Units in exchange for such Parent Common Stock. Such cash and shares of Parent Common Stock, together with any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.02(a), are referred to collectively in this Agreement as the “Exchange Fund.”
(b) Procedures for Surrender; No Interest. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of Company Common Units at the Effective Time, whose Company Common Units were converted pursuant to Section 2.01(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper transfer of the Book-Entry Shares to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent and the Surviving Company may reasonably specify) for use in such exchange. Each holder of Company Common Units that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such Company Common Units have been converted pursuant to Section 2.01(b) in respect of the Company Common Units represented by Book-Entry Units, (including any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.01(e)), and any dividends or other distributions pursuant to Section 2.02(g) upon: receipt of evidence reasonably requested by the Exchange Agent for the surrender of the Book-Entry Units together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the surrender or transfer of any Book-Entry Unit. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE II, each Book-Entry Unit or Book-Entry Units so surrendered or transferred, as the case may be, shall immediately be cancelled.
(c) Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund will be invested by the Exchange Agent, as directed by Parent or the Surviving Company. No losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Book-Entry Units. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Company, as Parent directs.
(d) Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the transferred Book-Entry Unit is registered, it shall be a condition to such payment that: (i) such Book-Entry Unit shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Book-Entry Unit or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(e) Full Satisfaction. All Merger Consideration paid upon the transfer of Book-Entry Units in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Units formerly represented by such Book-Entry Units, and from and after the Effective Time, there shall be no further registration of transfers of Company Common Units on the books of the Surviving Company. If, after the Effective Time, Book-Entry Units are presented to the Surviving Company, they shall be cancelled and exchanged as provided in this ARTICLE II.
(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Units six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged its Company Common Units for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to Parent (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Common Units for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of Company Common Units two (2) years after the

Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(g) Distributions with Respect to Unsurrendered Company Common Units. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Company Common Unit until the Book-Entry Unit is surrendered for exchange in accordance with this Section 2.02. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Company Common Units in accordance with this Section 2.02, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
Section 2.03 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, the number of outstanding Company Securities or the Parent Securities shall change including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (other than a change by reason of (a) the issuance of Company Securities upon the Company Preferred Conversion as set forth in Section 2.07 or (b) the issuance of any Parent Securities under the Parent Stock Option Plan or the Parent 2018 LTIP as set forth in Section 4.02(b)(i)), the Exchange Ratio shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 2.04 Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub, and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this ARTICLE II such amounts as may be required to be deducted and withheld with respect to the making of such payment under any Tax Laws. To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub, or the Surviving Company, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub, or the Surviving Company, as the case may be, made such deduction and withholding.
Section 2.05 Treatment of Equity Compensation.
(a) Company Restricted Units. The Company and Parent shall take all requisite action so that, at the Effective Time, each Company Common Unit subject to vesting, as listed on Section 3.02(b)(i) of the Company Disclosure Schedules (a “Company Restricted Unit”), that is outstanding under the Company 2018 LTIP in effect immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent and shall be converted into Parent Restricted Shares in accordance with this Section 2.05. Immediately prior to the Effective Time, the Company shall pay any retained distributions held with respect to any unvested Company Restricted Units which remain outstanding at such time. Each such Parent Restricted Share shall be issued under the REP 2021 LTIP to be adopted and made effective as of the Effective Time, and subject to the terms and conditions set forth in a substitute award agreement in substantially the form set forth on Exhibit D (the “Substitute Award Agreement”). As of the Effective Time, each holder of Company Restricted Units so assumed and converted will receive that number of whole Parent Restricted Shares equal to the product (rounded down to the nearest whole number) of: (i) the number of Company Restricted Units held by that holder as of immediately prior to the Effective Time; and (ii) the Exchange Ratio.
(b) Resolutions and Other Company Actions. At or prior to the Effective Time, the Company, the Company Board, and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of Section 2.05(a).

(c) Parent Actions. At or prior to the Effective Time, Parent shall (i) take all requisite action so that, at the Effective Time, the REP 2021 LTIP is adopted by the Parent Board and (ii) reserve for future issuance under the REP 2021 LTIP a number of shares of Parent Common Stock at least equal to the number of Parent Restricted Shares that will be subject to Parent Equity Awards as a result of the actions contemplated by this Section 2.05. As soon as practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable with respect to the Parent Equity Awards, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the Parent Equity Awards.
Section 2.06 Tax Treatment. For U.S. federal income Tax purposes, the Parties intend that the Merger and the Parent Stock Issuance in connection with the Merger as contemplated by this Agreement be treated as an exchange to which Section 351 and Section 1032 of the Code apply. Each of the Parties intends that, as a result of the transactions contemplated by this Agreement, the taxable year of the Company shall cease at Closing. The Parties will comply with the statement and the filing requirements of Treasury Regulations Section 1.351-3. None of the Parties shall take any position that is inconsistent with the treatment contemplated by this paragraph unless required by applicable law pursuant to a “final determination” pursuant to Section 1313 of the Code. For U.S. federal income Tax purposes, the Parties intend that the conversion of Company Restricted Units (for which no election under Section 83(b) of the Code has been made) to Parent Restricted Shares be treated as an exchange to which Treasury Regulations Section 1.83-1(b)(3) applies.
Section 2.07 Company Preferred Unit Conversion and Cancellation. Immediately prior to the Effective Time, the Company will: (a) cause to be converted all issued and outstanding Company Preferred Units into Company Common Units (the “Company Preferred Conversion”); and (b) pay to the holders of the Company Preferred Units a cash payment equal to the amount of any unpaid dividends accruing between October 1, 2020 and the Closing Date in accordance with the Company Charter Documents in effect on the date hereof. For the avoidance of doubt, any Company Preferred Units that are not converted into Company Common Units prior the Closing will automatically be cancelled and retired and will cease to exist at the Effective Time, and no consideration will be delivered in exchange therefor.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the correspondingly numbered Section of the disclosure schedules (the “Company Disclosure Schedules”), the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 3.01 Organization; Standing and Power; Charter Documents; Subsidiaries.
(a) Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the Charter Documents of the Company and each of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.
(c) Subsidiaries. Section 3.01(c) of the Company Disclosure Schedules lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Each Subsidiary of the Company is, directly or indirectly, wholly-owned by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens (except for Permitted Encumbrances), including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens imposed by applicable securities Laws. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
Section 3.02 Capital Structure.
(a) Capital Stock. As set forth on Section 3.02(a) of the Company Disclosure Schedules, as of the date of this Agreement: (i) (A) 1,529,937 Company Common Units were issued and outstanding (of which, 29,937 have vested under the Company Equity Awards), (B) no Company Common Units were issued and held by the Company in its treasury, and (C) 135,680 Company Common Units were reserved by the Company for issuance under any Employee Incentive Plan of the Company; and (ii) there were (A) 511,695 issued and outstanding Company Preferred Units (the “Company Preferred Units”) and (B) no Company Preferred Units issued and held by the Company in its treasury. All of the outstanding Company Units are, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights, other than those set forth in its Charter Documents. No Subsidiary of the Company owns any Company Common Units.
(b) Equity Awards.
(i) As of the date of this Agreement,
(A) an aggregate of 135,680 Company Common Units were reserved for issuance, but not yet granted under, the Company’s 2018 LTIP; and
(B) 34,512 unvested Company Restricted Units were issued and outstanding.
Section 3.02 (b)(i) of the Company Disclosure Schedules sets forth as of the date of this Agreement a list of each Company Equity Award and: (A) the name of the holder of such Company Equity Award; (B) the number of vested or unvested Company Common Units or Company Restricted Units granted pursuant to such Company Equity Award; (C) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award; (D) the date on which such Company Equity Award was granted or issued; and (E) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof. All Company Common Units subject to issuance under an Employee Incentive Plan of the Company upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.
(ii) There are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement. Other than the Company Equity Awards and the Company Preferred Units, as of the date hereof, there are no outstanding: (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Company Voting Debt or equity in the Company; (B) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Company Voting Debt or equity of (or securities convertible into or exchangeable for equity of) the Company; or (C) restricted equity, restricted equity units, equity appreciation rights, performance equity, profit participation rights, contingent value rights, “phantom” units, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (A), (B), and (C), together with the equity of the Company (including the Company Units), being referred to collectively as “Company Securities”). All outstanding Company Common Units, all outstanding Company Equity Awards, and all outstanding equity, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.
(iii) Except as set forth in the Charter Documents of the Company and the Company Equity Awards, there are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Company Securities or Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.

(c) Company Voting Debt. No bonds, debentures, notes, or other indebtedness issued by the Company or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equity holders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Company Voting Debt”).
(d) Company Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Company Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (ii) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Company Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).
Section 3.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.
(a) Authority. The Company has all requisite power and authority to enter into and to perform its obligations under this Agreement and, subject to the affirmative vote or consent of a majority of the outstanding Company Common Units (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement has been duly authorized by all necessary action on the part of the Company and no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, subject to the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.
(b) Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) assuming that all Consents contemplated by clauses (i) through (iv) of Section 3.03(c) have been obtained or made, conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or any of their respective properties or assets; (iii) assuming the execution and delivery of the Credit Facility Deliverables pursuant to Section 6.03(d), result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Company’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Encumbrances) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) Governmental Consents. No Consent of any supranational, national, tribal, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing with the Securities and Exchange Commission (“SEC”) of (A) the Form S-4, and the declaration of its effectiveness under the Securities Act of 1933, as amended (the “Securities Act”) and (B) such reports under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as may be required in connection with this Agreement, the Merger, and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NYSE American; and (iv) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) Board Approval. The Company Board, by resolutions duly adopted by a unanimous vote of all managers of the Company duly called and held and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Company’s members; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that the approval and adoption of this Agreement and the Merger be submitted to a vote of the holders of the Company Common Units prior to the Closing; and (iv) resolved to recommend that the holders of the Company Common Units approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger (collectively, the “Company Board Recommendation”).
(e) Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to the Company is applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement.
Section 3.04 Financial Statements; Undisclosed Liabilities.
(a) Financial Statements. Complete copies of the Company’s audited financial statements consisting of the balance sheet of the Company as at September 30 in each of the years 2019, 2018, and 2017 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Company as at June 30, 2020 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the nine-month period then ended (the “Company Interim Financial Statements” and together with the Audited Financial Statements, the “Company Financial Statements”) have been delivered to Parent. The Company Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the period involved, subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements). The Company Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated in accordance with GAAP. The balance sheet of the Company as of September 30, 2019 is referred to herein as the “Company Balance Sheet” and the date thereof as the “Company Balance Sheet Date” and the balance sheet of the Company as of June 30, 2020 is referred to herein as the “Company Interim Balance Sheet” and the date thereof as the “Company Interim Balance Sheet Date”. The Company maintains a standard system of accounting established and administered in accordance with GAAP.
(b) Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Company Interim Balance Sheet (including in the notes thereto); (ii) were incurred since the Company Interim Balance Sheet Date in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Company

Material Adverse Effect. There are no intercompany receivables, payables or other Liabilities between the Company, on the one hand, and any Subsidiary of the Company, on the other hand. There are no intercompany receivables, payables or other Liabilities between any Subsidiary of the Company, on the one hand, and any other Subsidiary of the Company, on the other hand.
(c) No Insolvency.
(i) No insolvency proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Company or any of its assets or properties, is pending or, to the knowledge of the Company, threatened. The Company has not taken any action in contemplation of, or that would constitute the basis for, the institution of any such insolvency proceedings.
(ii) Both immediately before the transactions contemplated by this Agreement: (i) the fair value of the Company’s assets would exceed its liabilities (including contingent liabilities); (ii) the present fair saleable value of the Company’s assets would be greater than the amount required to pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and mature; (iii) the Company would be able to pay its liabilities (including contingent liabilities) as they mature; (iv) the Company is “solvent” (within the meaning of applicable laws relating to fraudulent transfers) and would not have unreasonably small capital for the business in which it is engaged and in which it is proposed to be engaged following consummation of the transactions contemplated by this Agreement. The Company does not intend to incur, and the Company does not believe that it has incurred or will incur as a result of the transactions contemplated by this Agreement, debts beyond the Company’s ability to pay such debts as such debts mature.
(d) Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
Section 3.05 Compliance; Permits.
(a) Compliance. The Company and each of its Subsidiaries are, and since the Applicable Date have been, in material compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound except for such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2018 (the “Applicable Date”), neither the Company nor its Subsidiaries has received from any Governmental Entity any written notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law or Order in any material respect.
(b) No Insider Trading. The Company has no Knowledge that any (a) director, manager, or officer of the Company or any of its Subsidiaries, (b) person related to any such director, manager, or officer by blood or marriage and residing in the same household, and (c) person knowingly provided material nonpublic information by any one or more of these persons; has purchased or sold, or caused to be purchased or sold, any shares of Parent Common Stock during any period when such person was in possession of material nonpublic information or in violation of any applicable provision, rule or regulation under the Securities Act or the Exchange Act.
(c) Permits. The Company and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, bonds, letters of credit, exemptions, waivers, certificates, rights, privileges, applications, orders, authorizations, and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse

Effect. The Company and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.06 Litigation. There is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any officer or director of the Company or any of its Subsidiaries in their capacities as such other than any such Legal Action that: (a) involves an amount in controversy in excess of $50,000.00; or (b) seeks material injunctive or other material non-monetary relief. None of the Company or any of its Subsidiaries or any of their respective properties or assets is subject to any order, award, writ, verdict, assessment, decision, injunction, decree, ruling, subpoena or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent (“Order”), which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any officer or director of the Company.
Section 3.07 Brokers. Except as set forth on Section 3.07 of the Company Disclosure Schedules, neither the Company nor any of its Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby for which Parent would be liable in connection the Merger.
Section 3.08 Absence of Certain Changes, Events and Conditions. Since the Company Interim Balance Sheet Date:
(a) there has not been any change, event, development, circumstance, condition, occurrence or effect that has had, or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; and
(b) except for this Agreement and the transactions contemplated hereby, Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.
Section 3.09 Company Material Contracts.
(a) Section 3.09 of the Company Disclosure Schedules lists each of the following Contracts of the Company (such Contracts, together with all Contracts concerning the occupancy, management, or operation of any Real Property (including without limitation, brokerage contracts) and all Company IP Agreements set forth in Section 3.12(b) of the Company Disclosure Schedules, being “Company Material Contracts”):
(i) each Contract of the Company involving aggregate consideration in excess of $50,000 and which, in each case, cannot be cancelled by the Company without penalty or without more than 90 days’ notice;
(ii) all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay,” “minimum volume,” “throughput and deficiency” or similar provisions;
(iii) all Contracts that provide for the indemnification by the Company or any of its Subsidiaries of any Person or the assumption of any Tax, environmental or other Liability of any Person, other than Contracts entered into in the ordinary course of business;
(iv) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(v) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, and advertising Contracts to which the Company or any of its Subsidiaries is a party;
(vi) all employment agreements with employees and Contracts with independent contractors or consultants (or similar arrangements) to which the Company or any of its Subsidiaries is a party and which are not cancellable without material penalty or without more than 14 days’ notice;

(vii) except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees) of the Company or any of its Subsidiaries;
(viii) all Contracts with any Governmental Entity (“Government Contracts”) to which the Company or any of its Subsidiaries is a party;
(ix) all Contracts that limit or purport to limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time;
(x) any Contracts to which the Company or any of its Subsidiaries is a party that provide for any joint venture, partnership, joint development (including any joint development, exploration, participation or farmout agreement) or similar arrangement by the Company or any of its Subsidiaries;
(xi) all collective bargaining agreements or Contracts with any Union to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; and
(xii) any other Contract that is material to the Company or any of its Subsidiaries and not previously disclosed pursuant to this Section 3.09.
(b) Each Company Material Contract is valid and binding on the Company and its Subsidiaries, as applicable, in accordance with its terms and is in full force and effect. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, nor has it provided or received any notice of any intention to terminate, any Company Material Contract. Complete and correct copies of each Company Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Parent.
Section 3.10 Title to Assets; Real Property.
(a) The Company and/or its Subsidiaries have good and valid (and, in the case of Owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets reflected in the Audited Financial Statements or acquired after the Company Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Company Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for Permitted Encumbrances.
(b) Section 3.10(b) of the Company Disclosure Schedules lists (i) the street address of each parcel of Real Property of the Company or any of its Subsidiaries; (ii) if such property is Leased Real Property of the Company, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each Leased Real Property; and (iii) the current use of such property. With respect to Owned Real Property, the Company has delivered or made available to Parent true, complete and correct copies of the deeds and other instruments (as recorded) by which the Company or any of its Subsidiaries acquired such Owned Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Company or any of its Subsidiaries and relating to the Owned Real Property. With respect to Leased Real Property, the Company has delivered or made available to Parent true, complete and correct copies of any leases affecting the Leased Real Property. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property. The use and operation of the Real Property in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, Permit or agreement. No material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than the Company or its Subsidiaries. There are no Legal Actions pending nor, to the Company’s Knowledge, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.
Section 3.11 Condition of Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company and its Subsidiaries are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.
Section 3.12 Intellectual Property.
(a) Section 3.12(a) of the Company Disclosure Schedules lists all (i) Company IP Registrations and, (ii) with the exception of trade secrets and know-how, Company-owned Intellectual Property, including software, that are not registered but that are material to the Company’s business or operations. All required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all Company IP Registrations are otherwise in good standing. The Company has provided Parent with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Company IP Registrations.
(b) Section 3.12(b) of the Company Disclosure Schedules lists all Company IP Agreements. The Company has provided Parent with true and complete copies of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of breach or default of or any intention to terminate, any Company IP Agreement.
(c) The Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Company-owned Intellectual Property, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Company’s current business or operations, in each case, free and clear of Encumbrances other than Permitted Encumbrances.
(d) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Company’s business or operations as currently conducted.
(e) The Company’s rights in the Company-owned Intellectual Property are valid, subsisting and enforceable. The Company has taken all reasonable steps to maintain the Company-owned Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Company-owned Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements.
(f) To the Company’s Knowledge, the conduct of the Company’s business as currently and formerly conducted, and the products, processes and services of the Company and its Subsidiaries, have not infringed, misappropriated, diluted or otherwise violated, and do not and will not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. To the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company-owned Intellectual Property.
(g) There are no Legal Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries; (ii) challenging the validity, enforceability, registrability or ownership of any Company-owned Intellectual Property or the Company’s rights with respect to any Company-owned Intellectual Property; or (iii) by the Company or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company-owned Intellectual Property. The Company is not subject to any outstanding or prospective Order (including any motion or petition therefor) that does or would restrict or impair the use of any Company-owned Intellectual Property.
Section 3.13 Insurance. Section 3.13 of the Company Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Company and relating to the assets, business, operations, employees, officers and directors of the Company (collectively, the “Company Insurance Policies”) and true and complete copies of such Company Insurance Policies have been made available to Parent. The Company has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Company Insurance Policies. All premiums due on such Company Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Company Insurance Policy. The Company Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All such Company Insurance Policies (a) are valid and binding in accordance with their terms and (b) have not been subject to any lapse in coverage. There are no claims related to the business of the Company pending under any such Company Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Company is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Company Insurance Policy. The Company Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and its Subsidiaries.
Section 3.14 Environmental Matters. The representations and warranties set forth in this Section 3.14 are the Company’s sole and exclusive representations and warranties regarding environmental matters.
(a) To the Company’s Knowledge, the Company and each of its Subsidiaries is currently and has been in material compliance with all Environmental Laws. Neither the Company nor its Subsidiaries has received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.
(b) The Company and each of its Subsidiaries has obtained and is in material compliance with all Environmental Permits necessary for the ownership, lease, operation or use of the business or assets of the Company and its Subsidiaries (each of which is disclosed in Section 3.14(b) of the Company Disclosure Schedules), except for any Environmental Permits for which failure to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such Environmental Permits are in full force and effect and shall be maintained in full force and effect by the Company and its Subsidiaries through the Closing Date in accordance with Environmental Law, and the Company is not aware of any condition, event or circumstance that might prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of the Company or its Subsidiaries as currently carried out.
(c) No real property currently or, to the Company’s Knowledge, formerly owned, operated or leased by the Company or its Subsidiaries is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.
(d) To the Company’s Knowledge, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of the Company or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries that has not been fully remediated in accordance with applicable Environmental Law or that would reasonably be expected to give rise to a material Environmental Claim. Neither the Company nor any of its Subsidiaries has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, the Company or any of its Subsidiaries.
(e) There are no active or abandoned underground storage tanks owned or operated by the Company or any of its Subsidiaries.
(f) There are no off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company, any of its Subsidiaries and any predecessors as to which the Company or any of its Subsidiaries may retain liability, and, to the Company’s Knowledge, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and neither the Company nor or any of its Subsidiaries has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company or its Subsidiaries.

(g) Neither the Company nor its Subsidiaries has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Law.
(h) The Company has provided or otherwise made available to Parent and listed in Section 3.14(h) of the Company Disclosure Schedules: (i) any and all environmental reports, studies, audits, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company or any of its Subsidiaries or any currently or formerly owned, operated or leased real property which are in the possession or control of the Company or any of its Subsidiaries related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).
(i) The Company is not aware of, nor does it reasonably anticipate, as of the Closing Date, any condition, event or circumstance concerning the Release or threatened Release of Hazardous Materials in connection with Company’s or any of its Subsidiaries’ ownership, lease, operation or use of its business or assets that might, after the Closing Date, prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of the Company or any of its Subsidiaries as currently carried out.
Section 3.15 Employee Matters.
(a) Section 3.15(a) of the Company Disclosure Schedules contains a true and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement, in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company or any Company ERISA Affiliate has or may reasonably be expected to have any Liability, or with respect to which Parent or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (as listed on Section 3.15(a) of the Company Disclosure Schedules, each, a “Company Benefit Plan”).
(b) With respect to each Company Benefit Plan, the Company has made available to Parent accurate, current and complete copies of each of the following, as applicable: (i) where the Company Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications relating to any Company Benefit Plan; (v) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Company Benefit Plan for which a Form 5500 is required to be filed, a copy of the two most recently filed Forms 5500, with schedules and financial statements attached; (vii) actuarial valuations and reports related to any Company Benefit Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other material correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Entity relating to the Company Benefit Plan.
(c) Each Company Benefit Plan and any related trust (other than any multiemployer plan within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered and maintained in accordance with its terms and in material compliance with all applicable Laws (including ERISA and the Code). Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a)

of the Code (a “Qualified Benefit Plan”) is so qualified and has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype or volume submitter plan, can rely on an opinion or notification letter from the Internal Revenue Service to the prototype or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Company Benefit Plan that has subjected or could reasonably be expected to subject the Company or any Company ERISA Affiliate or, with respect to any period on or after the Closing Date, Parent or any of its Affiliates, to a penalty under Section 502 of ERISA or to material tax or penalty under Section 4975 of the Code. All benefits, contributions and premiums relating to each Company Benefit Plan that are due and payable have been timely paid in accordance with the terms of such Company Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.
(d) Neither the Company nor any Company ERISA Affiliate has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Company Benefit Plan; or (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA.
(e) With respect to each Company Benefit Plan (i) no such plan is a Multiemployer Plan; (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); and (iii) no Legal Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan.
(f) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material liabilities to Parent, the Company or any of their Affiliates other than any accrued benefits or ordinary administrative expenses typically incurred in a termination event. The Company has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Company Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.
(g) Other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Company Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and neither the Company nor any Company ERISA Affiliate has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.
(h) There is no pending or, to the Company’s Knowledge, threatened Legal Action relating to a Company Benefit Plan (other than routine claims for benefits), and no Company Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.
(i) There has been no amendment to, announcement by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Company Benefit Plan or collective bargaining agreement that would materially increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year, other than changes to benefits coverage as part of Parent’s annual benefits renewal processes. Neither the Company nor any of its Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Company Benefit Plan or any collective bargaining agreement.
(j) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.
(k) Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan.
(l) Neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Company Benefit Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.
Section 3.16 Employment Matters.
(a) Section 3.16(a) of the Company Disclosure Schedules contains a list of all persons who are employees of, or independent contractors or consultants who have been engaged by the Company or its Subsidiaries to provide personal services to, the Company or its Subsidiaries as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following information, as applicable: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees, independent contractors or consultants of the Company or its Subsidiaries listed on Section 3.16(a) of the Company Disclosure Schedules for services performed on or prior to the date hereof have been paid in full (or accrued in full on the Company Balance Sheet) and there are no outstanding agreements, understandings or commitments of the Company or its Subsidiaries with respect to any such compensation, commissions, or bonuses.
(b) Neither the Company nor any of its Subsidiaries is or has been in the past four years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been in the past four years, any Union representing or purporting to represent any employee of the Company or any of its Subsidiaries, and, to the Company’s Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been in the past four years, nor, to the Company’s Knowledge, has there been in the past four years any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company, any of its Subsidiaries or any of their employees. Neither the Company nor any of its Subsidiaries has a duty to bargain with any Union.
(c) The Company and each of its Subsidiaries is and has been in the past four years in compliance in all material respects with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Company or its Subsidiaries, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals classified by the Company or its Subsidiaries as independent contractors or consultants are properly classified in all material respects as independent contractors under all applicable Laws. All employees of the Company or its Subsidiaries classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all material respects. There are no Legal Actions against the Company or its Subsidiaries pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern, or independent contractor of the Company or its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 3.17 Taxes.
(a) All material Tax Returns required to be filed on or before the Closing Date by the Company have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all respects. All material Taxes showing due and owing by the Company on any Tax Return have been, or will be, timely paid.
(b) The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, member or other party.
(c) No claim has been made in writing by any taxing authority in any jurisdiction where the Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company.
(e) The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before June 30, 2020 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Company Financial Statements. The amount of the Company’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Company Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 3.17(f) of the Company Disclosure Schedules sets forth:
(i) the taxable years of the Company as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All material deficiencies asserted, or assessments made, against the Company as a result of any examinations by any taxing authority have been fully paid.
(h) The Company is not a party to any Legal Action by any taxing authority. There are no pending or threatened Legal Actions by any taxing authority.
(i) The Company has delivered or made available to Parent copies of all federal, state, local, and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Company for all Tax periods ending after January 1, 2016.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.
(k) Except as provided in the Charter Documents of the Company, the Company is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into, or issued by any taxing authority with respect to the Company.
(m) The Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the Company is the common parent). The Company has no Liability for Taxes of any Person (other than the Company and its current Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.
(n) The Company is treated as a partnership for U.S. federal income Tax purposes.

(o) The Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the Code.
(p) The Company is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).
(q) The Company is not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that country.
Section 3.18 Books and Records. The minute books and record books of the Company and its Subsidiaries, all of which have been made available to Parent, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company and its Subsidiaries contain accurate and complete records of all meetings, and actions taken by written consent of, the Company or Subsidiary members (as applicable), the Company Board or board of managers of such Subsidiary (as applicable), and any committees of the Company Board or board of managers of such Subsidiary (as applicable), and no meeting, or action taken by written consent, of any such Company or Subsidiary members, Company Board or board of managers of such Subsidiary, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.
Section 3.19 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
Section 3.20 Oil and Gas Matters.
(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (in such capacity, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of September 30, 2019 (the “Company Reserve Report”), (ii) reflected in the Company Reserve Report as having been sold or otherwise disposed of prior to the date hereof or (iii) permitted sales or dispositions after the date hereof in accordance with herewith the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, record or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.
(e) All of the Wells and Injection Wells that were drilled and completed by Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Company or any of its Subsidiaries related to such Wells or Injection Wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such Wells and Injection Wells that were drilled and completed (and plugged and abandoned) by Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f) Neither the Company nor any of its Subsidiaries has received any notice or directive, written or oral, from any Governmental Entity to reduce the volume of fluids injected or disposed of into any Injection Wells that are included in the Oil and Gas Properties or to shut in any such Injection Wells, nor, to the Company’s Knowledge, has any such action by a Governmental Entity been threatened.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is

subject to (i) any area of mutual interest or (ii) any preferential purchase right, right of first offer or refusal, tag right, drag right, purchase option, consent, change of control provision or similar right that would become operative as a result of the Merger or any other transaction contemplated by this Agreement.
(h) (i) Neither the Company nor its Subsidiaries has ever held, directly or indirectly, any interest in offshore Oil and Gas Properties, including without limitation, operating rights as that term is defined under 30 CFR § 250.1702, and (ii) with respect to all wells, including offshore wells, for which the Company or its Subsidiaries have served as contract operator or operator of record, all drilling, completion, production, plugging and abandonment, and/or decommissioning activities conducted by the Company or its Subsidiaries during the time that the Company or its Subsidiaries served as contract operator or operator of record were conducted in compliance with all applicable oil and gas leases, contracts, and applicable Law, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(i) There are no material imbalances of production from the Oil and Gas Properties of the Company or its Subsidiaries whether required to be disclosed pursuant to GAAP or otherwise.
(j) There are no Wells of the Company or its Subsidiaries that:
(i) the Company or its Subsidiaries is obligated by applicable Law or contract to plug and abandon at this time for which an asset retirement obligation is not accrued and reflected as a liability in the most recent Company Financial Statements in accordance with GAAP;
(ii) the Company or its Subsidiaries will be obligated by applicable Law or contract to plug and abandon with the lapse of time or notice or both because the Well is not currently capable of producing in commercial quantities for which an asset retirement obligation is not accrued and reflected as a liability in the most recent Company Financial Statements in accordance with GAAP; or
(iii) are subject to exceptions to a requirement to plug and abandon issued by a regulatory authority having jurisdiction over the applicable lease and for which an asset retirement obligation is not accrued and reflected as a liability in the most recent Company Financial Statements in accordance with GAAP.
Section 3.21 Derivative Transactions.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
(c) The Company Financial Statements accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.
Section 3.22 Regulatory Matters.
(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
Section 3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Company Disclosure Schedules), neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, neither the Company nor any other Person has made or makes any representation or warranty with respect to any projections, estimates, or budgets of future revenues, future results of operations, future cash flows, or future financial condition (or any component of any of the foregoing) of the Company or any of its Subsidiaries, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent or its Representatives, or in any other form in connection with the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the correspondingly numbered Section of the disclosure schedules (the “Parent Disclosure Schedules”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.
(a) Organization; Standing and Power. Parent and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of Parent and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Charter Documents. Parent has delivered or made available to the Company a true and correct copy of the Charter Documents of Parent and each of Parent’s Subsidiaries. Neither Parent nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.
(c) Subsidiaries. Section 4.01(c) of the Parent Disclosure Schedules lists each of the Subsidiaries of Parent as of the date hereof and its place of organization. Each Subsidiary of Parent is, directly or indirectly, wholly-owned by Parent. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Parent that is owned directly or indirectly by Parent have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens (except for Permitted Encumbrances), including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens imposed by applicable securities Laws. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
Section 4.02 Capital Structure.
(a) Capital Stock. The authorized capital stock of Parent consists of: (i) 100,000,000 shares of Parent Common Stock; and (ii) 25,000,000 shares of preferred stock, of which 10,000 shares are designated as Series A Participating Preferred Stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”). As of the date of this Agreement: (A) 10,684,417 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury); (B) no shares of Parent Common Stock were issued and held by Parent in its treasury; and (C) no shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury. All of the outstanding shares of capital stock of Parent are fully paid, and non-assessable, and not subject to any pre-emptive rights. Subject to receipt of the Requisite Parent Vote, all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement, including the shares of Parent Common Stock constituting the Merger Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of Parent owns any shares of Parent Common Stock.
(b) Equity Awards.
(i) As of the date of this Agreement, an aggregate of 257,417 shares of Parent Common Stock were reserved for issuance pursuant to Parent Equity Awards not yet granted under an Employee Incentive Plan of the Parent. As of the date of this Agreement, 1,875 shares of Parent Common Stock were reserved for issuance pursuant to outstanding Parent Stock Options. Section 4.02(b)(i) of the Parent Disclosure Schedules sets forth as of the date of this Agreement a list of each outstanding Parent Equity Award granted under an Employee Incentive Plan of the Parent and: (A) the name of the holder of such Parent Equity Award; (B) the number of shares of Parent Common Stock subject to such outstanding Parent Equity Award; (C) if applicable, the exercise price, purchase price, or similar pricing of such Parent Equity Award; (D) the date on which such Parent Equity Award was granted or issued; (E) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Parent Equity Award is vested and exercisable as of the date hereof; and (F) with respect to Parent Stock Options, the date on which such Parent Stock Option expires. All shares of Parent Common Stock subject to issuance under an Employee Incentive Plan of the Parent, including the Parent Equity Awards constituting Merger Consideration to be issued pursuant to Section 2.05, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.
(ii) Except for an Employee Incentive Plan of the Parent and as set forth in Section 4.02(b)(ii) of the Parent Disclosure Schedules, there are no Contracts to which Parent is a party obligating Parent to accelerate the vesting of any Parent Equity Award as a result of the transactions contemplated by this Agreement. Other than the Parent Equity Awards, as of the date hereof, there are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt or shares of capital stock of Parent, (B) options, warrants, or other agreements or commitments to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) Parent, or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of Parent, in each case that have been issued by Parent or its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of Parent, being referred to collectively as “Parent Securities”). All outstanding shares of Parent Common Stock, all outstanding Parent Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of Parent, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.
(iii) There are no outstanding Contracts requiring Parent or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Parent Securities or Parent Subsidiary Securities. Neither Parent nor any of its Subsidiaries is a party to any stockholder agreements, voting trusts or other agreements with respect to any Parent Securities or Parent Subsidiary Securities.
(c) Parent Voting Debt. No bonds, debentures, notes, or other indebtedness issued by Parent or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equity holders of Parent or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of Parent or any of its Subsidiaries, are issued or outstanding (collectively, “Parent Voting Debt”).
(d) Parent Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of Parent; (ii) options, warrants, or other agreements or commitments to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of Parent; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of Parent, in each case that have been issued by a Subsidiary of Parent (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Parent Subsidiary Securities”).
Section 4.03 Authority; Non-Contravention; Governmental Consents; Board Approval.
(a) Authority. Each of Parent and Merger Sub has all requisite power and authority to enter into and to perform its obligations under this Agreement and, subject to: (i) the adoption of this Agreement by Parent as the sole member of Merger Sub (the “Requisite Merger Sub Vote”); and (ii) the affirmative vote or consent of a majority of the outstanding shares of the Parent Common Stock (the “Requisite Parent Vote”) to the approval and adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and no other proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, the REP 2021 LTIP and the other transactions contemplated by this Agreement, subject to: (i) the Requisite Merger Sub Vote; and (ii) the Requisite Parent Vote. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.
(b) Non-Contravention. Except as otherwise indicated in Section 4.03(b) of the Parent Disclosure Schedules, the execution, delivery, and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) subject to obtaining the Requisite Parent Vote and the Requisite Merger Sub Vote, contravene or conflict with, or result in any violation or breach of, the Charter Documents of Parent or Merger Sub; (ii) assuming that all of the Consents contemplated by clauses (i) through (vi) of Section 4.03(c) have been obtained or made, and in the case of the consummation of the Merger, obtaining the Requisite Parent Vote, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) assuming the termination of the Parent Credit Facility and Parent PPP Loan contemplated by Section 6.03(c), result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Parent’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Parent or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Encumbrances) on any of the properties or assets of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery, and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger, the Parent Stock Issuance, and the other transactions contemplated hereby, except for: (i) the filing with the Secretary of State of the State of Delaware of (A) the Certificate of Merger and (B) the Parent Charter Amendment; (ii) the filing with the SEC of (A) a Proxy Statement/Prospectus in definitive form in accordance with the Exchange Act, (B) the Form S-4, and the declaration of its effectiveness under the Securities Act, and (C) the filing of such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, the REP 2021 LTIP and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NYSE American; (iv) the other Consents of Governmental Entities listed in Section 4.03(c) of the Parent Disclosure Schedules; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d) Board Approval.
(i) The Parent Board, by resolutions duly adopted by a unanimous vote of all directors of Parent and not subsequently rescinded or modified in any way has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment and the REP 2021 LTIP, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Parent and the Parent’s stockholders, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP, in each case, upon the terms and subject to the conditions set forth herein, (C) approved the Merger and the other transactions contemplated by this Agreement for purposes of the Rights Agreement, dated as of March 16, 2017, by and between Parent and Continental Stock Transfer & Trust Company, with the effect that such Rights Agreement and all Rights (as defined therein) will automatically be terminated in accordance with Section 7(a) and Section 13 thereof at the Closing, (D) directed that the approval and adoption of this Agreement and the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP be submitted to a vote of the Parent’s stockholders at the Parent Stockholders Meeting, and (E) resolved to recommend that Parent’s stockholders approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP (collectively, the “Parent Board Recommendation”).
(ii) The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all members of the Merger Sub Board duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and Parent, as the sole member of Merger Sub, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (C) resolved to recommend that Parent, as the sole member of Merger Sub, approve the adoption of this Agreement in accordance with the DLLCA.
(iii) Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to the Company is applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement.
Section 4.04 SEC Filings; Financial Statements; Undisclosed Liabilities.
(a) SEC Filings. Except as otherwise indicated in Section 4.04(a) of the Parent Disclosure Schedule, Parent has filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since the Applicable Date (the “Parent SEC Documents”). True, correct, and complete copies of all the Parent SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC (“EDGAR”). To the extent that any Parent SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or otherwise, Parent has made available to the Company, if requested by the Company, the full text of all such Parent SEC Documents that it has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents. None of Parent’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.
(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Parent SEC Documents (the “Parent Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of Parent and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).
(c) Undisclosed Liabilities. The audited balance sheet of Parent dated as of December 31, 2019 (the “Parent Balance Sheet Date”) contained in the Parent SEC Documents filed prior to the date hereof is hereinafter referred to as the “Parent Balance Sheet” and the balance sheet of Parent as of June 30, 2020 is referred to herein as the “Parent Interim Balance Sheet” and the date thereof as the “Parent Interim Balance Sheet Date”. Neither Parent nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Parent Balance Sheet (including in the notes thereto), the Parent Interim Balance Sheet, and in any financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date hereof; (ii) were incurred since the Parent Interim Balance Sheet Date in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no intercompany receivables, payables or other Liabilities between Parent, on the one hand, and any Subsidiary of Parent, on the other hand. There are no intercompany receivables, payables or other Liabilities between any Subsidiary of Parent, on the one hand, and any other Subsidiary of Parent, on the other hand.
(d) No Insolvency.
(i) No insolvency proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Parent or any of its assets or properties, is pending or, to the knowledge of Parent, threatened. Parent has not taken any action in contemplation of, or that would constitute the basis for, the institution of any such insolvency proceedings.
(ii) Immediately prior to the transactions contemplated by this Agreement: (i) the fair value of the Parent’s assets would exceed its liabilities (including contingent liabilities); (ii) the present fair saleable value of Parent’s assets would be greater than the amount required to pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and mature; (iii) Parent would be able to pay its liabilities (including contingent liabilities) as they mature; (iv) Parent is “solvent” (within the meaning of applicable laws relating to fraudulent transfers) and would not have unreasonably small capital for the business in which it is engaged and in which it is proposed to be engaged following consummation of the transactions contemplated by this Agreement. Parent does not believe that it has incurred debts beyond Parent’s ability to pay such debts as such debts mature.
(e) Sarbanes-Oxley, Dodd-Frank and NYSE American Compliance. Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Parent is also in compliance in all material respects with all of the other applicable provisions of the Sarbanes-Oxley Act, all applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the applicable listing and corporate governance rules of the NYSE American.
(f) Internal Controls. Since the Applicable Date, Parent has established and maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of Parent’s management and the Parent Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Parent and its Subsidiaries that could have a material effect on Parent’s financial statements.
(g) Disclosure Controls and Procedures. Since the Applicable Date, Parent has established and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Parent required under the Exchange Act with respect to such reports. Since the Applicable Date, Parent has not identified or been made aware of: (i) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by Parent and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Parent and its Subsidiaries.
(h) Off-Balance Sheet Arrangements. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(i) Accounting, Securities, or Other Related Complaints or Reports. Since the Applicable Date: (i) neither Parent nor any of its Subsidiaries nor any director or officer of Parent or any of its Subsidiaries has received any oral or written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of Parent or any of its Subsidiaries or any oral or written complaint, allegation, assertion, or claim from employees of Parent or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to Parent or any of its Subsidiaries; and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by Parent, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to the Parent Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of Parent.
Section 4.05 Not a Shell Company. Parent is not, nor has it ever been, the type of “issuer” defined in Rule 144(i)(1) under the 1933 Act (a “Shell Company”).
Section 4.06 Compliance; Permits.
(a) Compliance. Parent and each of its Subsidiaries are and, since the Applicable Date, have been in material compliance with, all Laws or Orders applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Since the Applicable Date, neither Parent nor its Subsidiaries has received from any Governmental Entity any written notice or notification stating that Parent or any of its Subsidiaries is not in compliance with any Law or Order in any material respect.
(b) No Insider Trading. Parent has no Knowledge that any (a) director or officer of Parent or any of its Subsidiaries, (b) person related to any such director or officer by blood or marriage and residing in the same household, and (c) person knowingly provided material nonpublic information by any one or more of these persons; has purchased or sold, or caused to be purchased or sold, any shares of Parent Common Stock during any period when such person was in possession of material nonpublic information or in violation of any applicable provision, rule or regulation under the Securities Act or the Exchange Act.
(c) Permits. Parent and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.07 Litigation. Except as set forth on Section 4.07 of the Parent Disclosure Schedules, there is no Legal Action pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of Parent, any officer or director of Parent or any of its Subsidiaries in their capacities as such other than any such Legal Action that: (a) involves an amount in controversy in excess of $50,000; or (b) seeks material injunctive or other material non-monetary relief. None of Parent or any of its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any officer or director of Parent.
Section 4.08 Brokers.Except for fees payable to Roth Capital Partners, LLC, the fees and expenses of which will be paid by Parent, neither Parent, Merger Sub, nor any of their respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby for which the Company would be liable in connection the Merger.
Section 4.09 Absence of Certain Changes, Events and Conditions. Except as set forth in the Parent SEC Documents and since the Parent Interim Balance Sheet Date,
(a) there has not been any change, event, development, circumstance, condition, occurrence or effect that has had, or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(b) except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.
Section 4.10 Parent Material Contracts.
(a) Section 4.10 of the Parent Disclosure Schedules lists each of the following Contracts of Parent (such Contracts, together with all Contracts concerning the occupancy, management, or operation of any Real Property (including without limitation, brokerage contracts) and all Parent IP Agreements set forth in Section 4.13(b) of the Parent Disclosure Schedules, being “Parent Material Contracts”):
(i) each Contract of Parent or any of its Subsidiaries involving aggregate consideration in excess of $50,000 and which, in each case, cannot be cancelled by Parent or is Subsidiary without penalty or without more than 90 days’ notice;
(ii) all Contracts that require Parent or any of its Subsidiaries to purchase its total requirements of any product or service from a third party or that contain “take or pay,” “minimum volume,” “throughput and deficiency” or similar provisions;
(iii) all Contracts that provide for the indemnification by Parent or any of its Subsidiaries of any Person or the assumption of any Tax, environmental or other Liability of any Person, other than Contracts entered into in the ordinary course of business;
(iv) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(v) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, and advertising Contracts to which Parent or any of its Subsidiaries is a party;
(vi) all employment agreements with employees and Contracts with independent contractors or consultants (or similar arrangements) to which Parent or any of its Subsidiaries is a party and which are not cancellable without material penalty or without more than 14 days’ notice;
(vii) except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees) of Parent or any of its Subsidiaries;
(viii) all Government Contracts to which Parent or any of its Subsidiaries is a party;
(ix) all Contracts that limit or purport to limit the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time;
(x) any Contracts to which Parent or any of its Subsidiaries is a party that provide for any joint venture, partnership, joint development (including any joint development, exploration, participation or farmout agreement) or similar arrangement by Parent or any of its Subsidiaries;
(xi) all collective bargaining agreements or Contracts with any Union to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries are bound; and
(xii) any other Contract that is material to Parent or any of its Subsidiaries and not previously disclosed pursuant to this Section 4.10.
(b) Each Parent Material Contract is valid and binding on Parent and its Subsidiaries, as applicable, in accordance with its terms and is in full force and effect. To Parent’s Knowledge, neither Parent nor any of its Subsidiaries is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, nor has it provided or received any notice of any intention to terminate, any Parent Material Contract. Complete and correct copies of each Parent Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Company.
Section 4.11 Title to Assets; Real Property.
(a) The Parent and/or its Subsidiaries have good and valid (and, in the case of Owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets reflected in the Parent Financial Statements or acquired after the Parent Balance Sheet

Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except Permitted Encumbrances.
(b) Section 4.11(b) of the Parent Disclosure Schedules lists (i) the street address of each parcel of Real Property; (ii) if such property is Leased Real Property of Parent or any of its Subsidiaries the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each Leased Real Property; and (iii) the current use of such property. With respect to Owned Real Property, Parent has delivered or made available to the Company true, complete, and correct copies of the deeds and other instruments (as recorded) by which Parent or any of its Subsidiaries acquired such Owned Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of Parent or any its Subsidiaries and relating to the Owned Real Property. With respect to Leased Real Property, Parent has delivered or made available to the Company true, complete and correct copies of any leases affecting the Leased Real Property. Neither Parent, not any of its Subsidiaries, is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property. The use and operation of the Real Property in the conduct of Parent’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, Permit or agreement. No material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than Parent or its Subsidiaries. There are no Legal Actions pending nor, to Parent’s Knowledge, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.
Section 4.12 Condition of Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of Parent and its Subsidiaries are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.
Section 4.13 Intellectual Property.
(a) Section 4.13(a) of the Parent Disclosure Schedules lists all (i) Parent IP Registrations and, (ii) with the exception of trade secrets and know-how, Parent-owned Intellectual Property, including software, that are not registered but that are material to Parent’s business or operations. All required filings and fees related to the Parent IP Registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all Parent IP Registrations are otherwise in good standing. Parent has provided the Company with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Parent IP Registrations.
(b) Section 4.13(b) of the Parent Disclosure Schedules lists all Parent IP Agreements. Parent has provided the Company with true and complete copies of all such Parent IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Parent IP Agreement is valid and binding on Parent in accordance with its terms and is in full force and effect. Neither Parent nor any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of breach or default of or any intention to terminate, any Parent IP Agreement.
(c) Except as set forth in Section 4.13(c) of the Parent Disclosure Schedules, Parent is the sole and exclusive legal and beneficial, and with respect to the Parent IP Registrations, record, owner of all right, title and interest in and to the Parent-owned Intellectual Property, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of Parent’s current business or operations, in each case, free and clear of Encumbrances other than Permitted Encumbrances.
(d) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Parent’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of Parent’s business or operations as currently conducted.

(e) Parent’s rights in the Parent-owned Intellectual Property are valid, subsisting and enforceable. Parent has taken all reasonable steps to maintain the Parent-owned Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Parent-owned Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements.
(f) To Parent’s Knowledge, the conduct of Parent’s business as currently and formerly conducted, and the products, processes and services of Parent and its Subsidiaries, have not infringed, misappropriated, diluted or otherwise violated, and do not and will not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. To Parent’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Parent-owned Intellectual Property.
(g) There are no Legal Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by Parent or any of its Subsidiaries; (ii) challenging the validity, enforceability, registrability or ownership of any Parent-owned Intellectual Property or Parent’s rights with respect to any Parent-owned Intellectual Property; or (iii) by Parent or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Parent-owned Intellectual Property. Parent is not subject to any outstanding or prospective Order (including any motion or petition therefor) that does or would restrict or impair the use of any Parent-owned Intellectual Property.
Section 4.14 Insurance. Section 4.14 of the Parent Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Parent and relating to the assets, business, operations, employees, officers and directors of Parent (collectively, the “Parent Insurance Policies”) and true and complete copies of such Parent Insurance Policies have been made available to the Company. Parent has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Parent Insurance Policies. All premiums due on such Parent Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Parent Insurance Policy. The Parent Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of Parent. All such Parent Insurance Policies (a) are valid and binding in accordance with their terms and (b) have not been subject to any lapse in coverage. There are no claims related to the business of Parent pending under any such Parent Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Parent is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Parent Insurance Policy. The Parent Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to Parent and its Subsidiaries.
Section 4.15 Environmental Matters. The representations and warranties set forth in this Section 4.15 are Parent’s sole and exclusive representations and warranties regarding environmental matters.
(a) To the Knowledge of Parent and its Subsidiaries, Parent and its Subsidiaries are currently and have been in compliance with all Environmental Laws. Neither Parent nor its Subsidiaries has received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.
(b) Parent has obtained and is in material compliance with all Environmental Permits necessary for the ownership, lease, operation or use of the business or assets of Parent and its Subsidiaries (each of which is disclosed in Section 4.15(b) of the Parent Disclosure Schedules), except for any Environmental Permits for which failure to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such Environmental Permits are in full force and effect and shall be maintained in full force and effect by Parent through the Closing Date in accordance with Environmental Law, and Parent is not aware of any condition, event or circumstance that might prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of Parent and its Subsidiaries as currently carried out.

(c) No real property currently or, to the Knowledge of Parent and its Subsidiaries, formerly owned, operated or leased by Parent or any of its Subsidiaries is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.
(d) To the Knowledge of Parent and its Subsidiaries, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of Parent or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by the Parent or any of its Subsidiaries, that has not been fully remediated in accordance with applicable Environmental Law or that would reasonably be expected to give rise to a material Environmental Claim. Neither Parent nor any of its Subsidiaries has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Parent or its Subsidiaries.
(e) Section 4.15(e) of the Parent Disclosure Schedules contains a complete and accurate list of all active or abandoned underground storage tanks owned or operated by the Parent or any of its Subsidiaries.
(f) Section 4.15(f) of the Parent Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Parent or any of its Subsidiaries and any predecessors as to which Parent or any of its Subsidiaries may retain liability, and, to the Knowledge of Parent and its Subsidiaries, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and neither Parent nor any of its Subsidiaries has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Parent or any of its Subsidiaries.
(g) Neither Parent nor any its Subsidiaries has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Law.
(h) Parent has provided or otherwise made available to the Company and listed in Section 4.15(h) of the Parent Disclosure Schedules: (i) any and all environmental reports, studies, audits, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of Parent or any currently or formerly owned, operated or leased real property which are in the possession or control of Parent or any of its Subsidiaries related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).
(i) Parent is not aware of, nor does it reasonably anticipate, as of the Closing Date, any condition, event or circumstance concerning the Release or threatened Release of Hazardous Materials in connection with Parent’s or any Subsidiary’s ownership, lease, operation or use of its business or assets that might, after the Closing Date, prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of Parent or any of its Subsidiaries as currently carried out.
Section 4.16 Employee Matters.
(a) Section 4.16(a) of the Parent Disclosure Schedules contains a true and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement, in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is maintained, sponsored, contributed to, or required to be contributed to by Parent or any of its Subsidiaries for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of Parent or any of its Subsidiaries or any spouse or dependent of such individual, or under which Parent or any Parent ERISA Affiliate has or may reasonably be expected to have any Liability, contingent or otherwise (as listed on Section 4.16(a) of the Parent Disclosure Schedules, each, a “Parent Benefit Plan”).
(b) With respect to each Parent Benefit Plan, Parent has made available to the Company accurate, current, and complete copies of each of the following, as applicable: (i) where the Parent Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Parent Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications relating to any Parent Benefit Plan; (v) in the case of any Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Parent Benefit Plan for which a Form 5500 is required to be filed, a copy of the two most recently filed Forms 5500, with schedules and financial statements attached; (vii) actuarial valuations and reports related to any Parent Benefit Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other material correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Entity relating to the Parent Benefit Plan.
(c) Each Parent Benefit Plan and any related trust (other than any Multiemployer Plan) has been established, administered and maintained in accordance with its terms and in material compliance with all applicable Laws (including ERISA and the Code). Each Parent Benefit Plan that is intended to be qualified as a Qualified Benefit Plan is so qualified and has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype or volume submitter plan, can rely on an opinion or notification letter from the Internal Revenue Service to the prototype or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Parent Benefit Plan that has subjected or could reasonably be expected to subject Parent or any Parent ERISA Affiliate to a penalty under Section 502 of ERISA or to material tax or penalty under Section 4975 of the Code. All benefits, contributions and premiums relating to each Parent Benefit Plan that are due and payable have been timely paid in accordance with the terms of such Parent Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Parent Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.
(d) Neither Parent nor any Parent ERISA Affiliate has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Parent Benefit Plan; or (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA.
(e) With respect to each Parent Benefit Plan (i) no such plan is a Multiemployer Plan; (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); and (iii) no Legal Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan.
(f) Each Parent Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material liabilities to Parent or any of its Affiliates other than any accrued benefits or ordinary administrative expenses typically incurred in a termination event. Parent has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Parent Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(g) Other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Parent Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and neither Parent nor any Parent ERISA Affiliate has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.
(h) There is no pending or, to Parent’s Knowledge, threatened Legal Action relating to a Parent Benefit Plan (other than routine claims for benefits), and no Parent Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.
(i) There has been no amendment to, announcement by Parent or any of its Affiliates relating to, or change in employee participation or coverage under, any Parent Benefit Plan or collective bargaining agreement that would materially increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year, other than changes to benefits coverage as part of Parent’s annual benefits renewal processes. Neither Parent nor any of its Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Parent Benefit Plan or any collective bargaining agreement.
(j) Each Parent Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. Parent does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.
(k) Each individual who is classified by Parent and any of its Subsidiaries as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Parent Benefit Plan.
(l) Except as set forth in Section 4.16(l) of the Parent Disclosure Schedules, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of Parent or its Subsidiaries to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Parent Benefit Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.
Section 4.17 Employment Matters.
(a) Section 4.17 of the Parent Disclosure Schedules contains a list of all persons who are employees of, or independent contractors or consultants who have been engaged by Parent or its Subsidiaries to provide personal services to, Parent or its Subsidiaries as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following information, as applicable: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees, independent contractors or consultants of Parent or any of its Subsidiaries listed on Section 4.17 of the Parent Disclosure Schedules for services performed on or prior to the date hereof have been paid in full (or accrued in full on the Parent Balance Sheet) and there are no outstanding agreements, understandings or commitments of Parent or any of its Subsidiaries with respect to any such compensation, commissions or bonuses.
(b) Neither Parent nor any of its Subsidiaries is or has been in the past four years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a Union, and there is not, and has not been in the past four years, any Union representing or purporting to represent any employee of Parent or any of its Subsidiaries, and, to Parent’s Knowledge, no Union or group of employees is seeking or has sought in the past four years to organize employees for the purpose of collective bargaining. There has never been in the past four years, nor, to the Parent’s Knowledge, has there been in the past four years any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting Parent, any of its Subsidiaries, or any of their employees. Neither Parent nor any of its Subsidiaries has a duty to bargain with any Union.
(c) Parent and each of its Subsidiaries is and has been in the past four years in compliance in all material respects with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of Parent or its Subsidiaries, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals classified by Parent or its Subsidiaries as independent contractors or consultants are properly classified in all material respects as independent contractors under all applicable Laws. All employees of Parent or its Subsidiaries classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all material respects. There are no Legal Actions against Parent or is Subsidiaries pending, or to Parent’s Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern, or independent contractor of Parent or its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 4.18 Taxes.
(a) All material Tax Returns required to be filed on or before the Closing Date by Parent have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all respects. All material Taxes due and owing by Parent have been, or will be, timely paid.
(b) Parent and its Subsidiaries have each withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party.
(c) No claim has been made in writing by any taxing authority in any jurisdiction where Parent and its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Parent.
(e) The amount of the Parent’s Liability for unpaid Taxes for all periods ending on or before June 30, 2020 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Parent Financial Statements. The amount of Parent’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of Parent (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 4.18(f) of the Parent Disclosure Schedules sets forth:
(i) the taxable years of Parent as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All material deficiencies asserted, or assessments made, against Parent as a result of any examinations by any taxing authority have been fully paid.
(h) Parent is not a party to any Legal Action by any taxing authority. There are no pending or threatened Legal Actions by any taxing authority.

(i) Parent has delivered or made available to the Company copies of all federal, state, local and foreign income, franchise, and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Parent or any of its Subsidiaries for all Tax periods ending after January 1, 2015.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of Parent or any of its Subsidiaries.
(k) Neither Parent nor any of its Subsidiaries is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to Parent or any its Subsidiaries.
(m) Neither Parent nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes other than a group of which Parent is the common parent. Neither Parent nor any of its Subsidiaries has Liability for Taxes of any Person (other than Parent and its current Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.
(n) Parent will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the Code.
(o) Within the last five years, Parent has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.
(p) Parent is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011 4(b).
(q) There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, Tax credits or similar items of the Company under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law).
(r) The Company is not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that country.
Section 4.19 Books and Records. The minute books and record books of Parent and its Subsidiaries, all of which have been made available to the Company, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Parent contain accurate and complete records of all meetings, and actions taken by written consent, of Parent’s stockholders, the Parent Board, and any committees of the Parent Board, and no meeting, or action taken by written consent, of Parent’s stockholders, Parent Board, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of Parent.
Section 4.20 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub in the proxy statement/prospectus to be filed with the SEC and sent to the Parent’s stockholders in connection with the Merger and the other transactions contemplated by this Agreement, the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP (including any amendments or supplements thereto, the “Proxy Statement/Prospectus”) will, at the date it is first mailed to Parent’s stockholders or at the time of the Parent Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of Parent or Merger Sub.
Section 4.21 Oil and Gas Matters.
(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by LaRoche Petroleum Consultants, Ltd. (in such capacity, the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2019 (the “Parent Reserve Report”), (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of prior to the date hereof or (iii) permitted sales or dispositions after the date hereof in accordance herewith, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, record or beneficial (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.
(e) All of the Wells and Injection Wells that were drilled and completed by Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by Parent or any of its Subsidiaries related to such Wells or Injection Wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment and decommissioning) of such Wells and Injection Wells that were drilled and completed (and plugged and abandoned) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f) Neither Parent nor its Subsidiaries has received any notice or directive, written or oral, from any Governmental Entity to reduce the volume of fluids injected or disposed of into any Injection Wells that are included in the Oil and Gas Properties or to shut in any such Injection Wells, nor, to the Knowledge of Parent or its Subsidiaries, has any such action by a Governmental Entity been threatened.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to (i) any area of mutual interest or (ii) any preferential purchase right, right of first offer or refusal, tag right, drag right, purchase option, consent, change of control provision or similar right that would become operative as a result of the Merger or any other transaction contemplated by this Agreement.
(h) Except as set forth on Section 4.21(h) of the Parent Disclosure Schedules, (i) neither Parent nor its Subsidiaries has ever held, directly or indirectly, any interest in offshore Oil and Gas Properties, including without limitation, operating rights as that term is defined under 30 CFR § 250.1702, and (ii) with respect to all wells, including offshore wells, for which Parent or its Subsidiaries have served as contract operator or operator of record, all drilling, completion, production, plugging and abandonment, and/or decommissioning activities conducted by Parent or its Subsidiaries during the time that Parent or its Subsidiaries served as contract operator or operator of record were conducted in compliance with all applicable oil and gas leases, contracts, and applicable Law, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(i) There are no material imbalances of production from the Oil and Gas Properties of Parent or its Subsidiaries whether required to be disclosed pursuant to GAAP or otherwise.
(j) There are no Wells of Parent or its Subsidiaries that:
(i) Parent or its Subsidiaries is obligated by applicable Law or contract to plug and abandon at this time for which an asset retirement obligation is not accrued and reflected as a liability in the most recent Parent Financial Statements in accordance with GAAP;
(ii) Parent or its Subsidiaries will be obligated by applicable Law or contract to plug and abandon with the lapse of time or notice or both because the Well is not currently capable of producing in commercial quantities for which an asset retirement obligation is not accrued and reflected as a liability in the most recent Parent Financial Statements in accordance with GAAP; or

(iii) are subject to exceptions to a requirement to plug and abandon issued by a regulatory authority having jurisdiction over the applicable lease and for which an asset retirement obligation is not accrued and reflected as a liability in the most recent Parent Financial Statements in accordance with GAAP.
Section 4.22  Derivative Transactions.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
(c) The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.
Section 4.23 Regulatory Matters.
(a) Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.
(b) All natural gas pipeline systems and related facilities constituting the Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
Section 4.24  Fairness Opinion. Parent has received the opinion of the Parent Financial Advisor (and, if it is in writing, has provided a copy of such opinion to the Company) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Parent Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked, or modified.
Section 4.25 Related Party Transactions. Except as disclosed in the Parent SEC Documents or Section 4.25 of the Parent Disclosure Schedules, no executive officer or director of Parent (or any of such person’s immediate family members or Affiliates or associates) or, to the Knowledge of Parent any person owning 5% or more of the Shares (or any of such person’s immediate family members or Affiliates or associates), is a party to any Contract with or binding upon Parent or any of its assets, rights or properties or has any interest in any property owned by the Parent or has engaged in any transaction with any of the foregoing within the last twelve (12) months.
Section 4.26  Intended Tax Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Parent there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger and the Parent Stock Issuance in connection with the Merger as contemplated by this Agreement being treated as an exchange to which Section 351 and Section 1032 of the Code apply.
Section 4.27 Merger Sub. Merger Sub: (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement and (b) is a direct, wholly-owned Subsidiary of Parent.
Section 4.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Parent Disclosure Schedules), neither Parent nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Parent or any of its Subsidiaries. Without limiting the generality of the foregoing, neither Parent nor any other Person has made or makes any representation or warranty with respect to any projections, estimates, or budgets of future revenues, future results of operations, future cash flows, or future financial condition (or any component of any of the foregoing) of Parent or any of its Subsidiaries, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives, or in any other form in connection with the transactions contemplated by this Agreement.
ARTICLE V
COVENANTS
Section 5.01  Conduct of Business of the Company. During the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to pay its debts and Taxes, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in the applicable subsection of Section 5.01 of the Company Disclosure Schedules, or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):
(a) amend its Charter Documents;
(b) (1) split, combine, or reclassify any Company Securities or Company Subsidiary Securities, (2) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Securities or Company Subsidiary Securities, or (3) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock other than as disclosed on Section 5.01(b) of the Company Disclosure Schedules, including: (i) declaration and/or payment of quarterly distributions on the Company Common Units, (ii) payment of retained distributions with respect to unvested Company Restricted Units, and (iii) distributions payable in cash or in-kind to the holders of the Company Preferred Units in connection with the Company Preferred Conversion pursuant to Section 2.07;
(c) issue, sell, pledge, dispose of, or encumber any Company Securities or Company Subsidiary Securities, other than: (i) the issuance of Company Securities in connection with the Company Preferred Conversion as set forth in Section 2.07, and (ii) any issuance of Company Securities in connection with the Company Charter Documents, in each case as disclosed on Section 5.01(c) of the Company Disclosure Schedules;
(d) except as required by applicable Law, the Company 2018 LTIP, a Company Equity Award, the Company Employment Agreements, or a Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under the Company 2018 LTIP, any Company Benefit Plan or any plan, agreement, program, policy, trust, fund, or other arrangement that would be an Company Benefit Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Benefit Plan, other than contributions required by Law, the terms of such Company Benefit Plan as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(e) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $50,000 in the aggregate;
(f) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any Lien (other than a Permitted Encumbrance), any assets, including the capital stock or other equity interests in any Subsidiary of the Company; provided, that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, granting non-exclusive licenses under the Company-owned Intellectual Property, or selling Hydrocarbons, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization other than in anticipation of the Merger;
(g) except for drawdowns or repayments under the Company Credit Facility or other financing of ordinary course trade payables consistent with past practice, repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;
(h) except in the ordinary course of business consistent with past practice, enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to material Real Property or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to material Real Property hereunder;
(i) except as set forth on Section 5.01(i) of the Company Disclosure Schedules, institute, settle, or compromise any Legal Action involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $50,000 in the aggregate, other than (i) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Company Balance Sheet; provided, that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;
(j) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;
(k) (i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Company Balance Sheet, (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;
(l) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;
(m) take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a Takeover Proposal or otherwise, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;
(n) abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material Company-owned Intellectual Property, or grant any right or license to any material Company-owned Intellectual Property other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

(o) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(p) except to the extent expressly permitted by Section 5.04 or ARTICLE VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; or
(q) agree or commit to do any of the foregoing.
Section 5.02  Conduct of Business of Parent. During the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to pay its debts and Taxes, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in the applicable subsection of Section 5.02 of the Parent Disclosure Schedules, or as required by applicable Law, Parent shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed):
(a) amend its Charter Documents;
(b) (i) split, combine, or reclassify any Parent Securities or Parent Subsidiary Securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Parent Securities or Parent Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries);
(c) issue, sell, pledge, dispose of, or encumber any Parent Securities or Parent Subsidiary Securities, other than the issuance of shares of Parent Common Stock upon the exercise of any Parent Equity Award outstanding as of the date of this Agreement in accordance with its terms;
(d) delist the Parent Common Stock from the NYSE American or take any action reasonably expected to result in the delisting of the Parent Common Stock from the NYSE American;
(e) except as required by applicable Law or by the Parent 2018 LTIP, any Parent Equity Award, Employee Incentive Plan of the Parent or Contract in effect as of the date of this Agreement: (i) increase the compensation payable or that could become payable by the Parent or any of its Subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with the Parent’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under the Parent 2018 LTIP, any Parent Benefit Plan or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Parent Benefit Plan if it were in existence as of the date of this Agreement, or make any contribution to any Parent Benefit Plan, other than contributions required by Law, the terms of such Parent Benefit Plan as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;
(f) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $50,000 in the aggregate;
(g) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any Lien (other than a Permitted Encumbrance), any assets, including the capital stock or other equity interests in any Subsidiary of the Parent;

provided, that the foregoing shall not prohibit the Parent and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, granting non-exclusive licenses under the Parent-owned Intellectual Property, or selling Hydrocarbons, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization other than in anticipation of the Merger;
(h) engage in any transaction or series of transactions that result in the Parent being deemed a Shell Company;
(i) except for drawdowns, forgiveness and/or repayment of under the Parent Credit Facility and the Parent PPP Loan or other financing of ordinary course trade payables consistent with past practice, repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of Parent or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;
(j) except in the ordinary course of business consistent with past practice, enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Parent Material Contract or any Lease with respect to material Real Property or any other Contract or Lease that, if in effect as of the date hereof would constitute a Parent Material Contract or Lease with respect to material Real Property hereunder;
(k) institute, settle, or compromise any Legal Action involving the payment of monetary damages by Parent or any of its Subsidiaries of any amount exceeding $50,000 in the aggregate, other than (i) any Legal Action brought against the Company arising out of a breach or alleged breach of this Agreement by the Company, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Parent Balance Sheet; provided, that neither Parent nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Parent’s business;
(l) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;
(m) (i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Parent Balance Sheet, (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;
(n) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;
(o) take any action to exempt any Person from, or make any acquisition of securities of Parent by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Parent with respect to a Takeover Proposal or otherwise, except for the Company or any of its Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;
(p) abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material Parent-owned Intellectual Property, or grant any right or license to any material Parent-owned Intellectual Property other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;
(q) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(r) except to the extent expressly permitted by Section 5.04 or ARTICLE VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by this Agreement;

(s) become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Properties that is estimated to result in an expenditure by Parent or its Subsidiaries in excess of $50,000 unless the operation is necessary to extend, preserve or maintain an Oil and Gas Property; or
(t) agree or commit to do any of the foregoing.
Section 5.03 Access to Information; Confidentiality.
(a) Parent Access to Information. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.
(b) Company Access to Information. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, Parent shall, and shall cause its Subsidiaries to, afford to the Company and the Company’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of Parent or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of Parent and its Subsidiaries, and Parent shall, and shall cause its Subsidiaries to, furnish promptly to the Company such other information concerning the business and properties Parent and its Subsidiaries as the Company may reasonably request from time to time. Neither Parent nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect Parent’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to the Company pursuant to this Agreement.
(c) Confidentiality. Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Mutual Non-Disclosure Agreement, dated January 10, 2020, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.
Section 5.04 No Solicitation.
(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, neither the Company, on the one hand, nor Parent, on the other hand, shall, and each shall cause their respective Subsidiaries not to, and shall not authorize or permit its or its respective Subsidiaries’ directors, managers, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, (i) directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, (ii) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or Parent or any of their respective Subsidiaries to, afford access to the business, properties, assets, books, or records of the Company or Parent or any of their respective Subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal; (iii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or Parent, as applicable, or any of their respective Subsidiaries, except, in the case of Parent, where the Parent Board makes a good faith determination, after consultation with outside legal counsel, that the failure to waive any such standstill provision would be inconsistent with its fiduciary duties under applicable law, or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, any applicable takeover statute; or (iv) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Takeover Proposal or publicly propose to take any of the actions described in foregoing clauses (i) through (iv). Neither the Company Board shall effect a Company Adverse Recommendation Change, nor shall the Parent Board effect a Parent Adverse Recommendation Change. The Company on the one hand, and Parent, on the other hand, shall, and shall cause their respective Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or Parent, as applicable, and any of their respective Subsidiaries that was furnished by or on behalf of such party or its respective Subsidiaries to return or destroy (and confirm destruction of) all such information.
(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 5.04(d), prior to the Specified Time, Parent may (A) furnish non-public information with respect to Parent and its Subsidiaries to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Takeover Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Takeover Proposal; provided, (x) Parent receives from the Qualified Person an executed confidentiality agreement on the terms not less restrictive than exist in the Confidentiality Agreement and continuing additional provisions that expressly permit such party to comply with the terms of this Section 5.04 (a copy of which shall be provided to the Company), (y) Parent has not otherwise materially breached this Section 5.04 with respect to such Takeover Proposal, and (z) Parent Board has determined that taking such actions would be required to prevent a breach of its fiduciary duties under applicable law. It is understood and agreed that any violation of the restrictions in this Section 5.04 (or action that, if taken by Parent would constitute such a violation) by any Representatives of Parent shall be deemed to be a breach of this Section 5.04 by Parent.
(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 5.04), at any time prior to the Specified Time, the Parent Board (provided, that Parent has not materially breached its obligations as set forth in this Agreement), may effect a Parent Adverse Recommendation Change with respect to a Superior Proposal if: (i) the Parent Board shall have determined (after consultation with outside legal counsel) that such Parent Adverse Recommendation Change would be required to comply with its fiduciary obligations under applicable law; (ii) Parent has provided at least five Business Days prior written notice to the Company that it intends to effect a Parent Adverse Recommendation Change including a description in reasonable detail of the reasons for such recommendation change, and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (including the identity of the person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Parent Adverse Recommendation Change for purposes of this Agreement); (iii) Parent has complied in all material respects with the requirements of this Section 5.04 in connection with any potential Superior Proposal; and (iv) if the Company shall have delivered to Parent a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the five Business Day period referred to in clause (ii) above, the Parent Board shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by the other party, that the Takeover Proposal is still a Superior Proposal and a Parent Adverse Recommendation Change would still be required to comply with its fiduciary obligations under applicable law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration Parent’s stockholders would receive as a result of such potential Superior Proposal), Parent shall be required to provide the Company with notice of such material amendment and there shall be a new two Business Day period following such notification during which the Parties shall comply again with the requirements of this Section 5.04(c)(iv) and the Parent Board shall not make a Parent Adverse Recommendation Change prior to the end of any such period as so extended.

(d) Each Party will as promptly as reasonably practicable (and in any event within two (2) Business Days after receipt) (i) notify the other Party of its receipt of any Takeover Proposal and (ii) provide to the other Party a copy of such Takeover Proposal (if written), or a summary of the material terms and conditions of such Takeover Proposal (if oral), including the identity of the person making such Takeover Proposal, and copies of all written communications with such person with respect to such actual or potential Takeover Proposal. Such Party in receipt of a Takeover Proposal will (A) provide the other Party with written notice setting forth such information as is reasonably necessary to keep such other party informed of the material terms of any such Takeover Proposal and of any material amendments or modifications thereto, (B) keep such other Party informed as promptly as practicable with respect to any changes to the material terms of a Takeover Proposal submitted to such party, including by providing a copy of all written proposals and a summary of all oral proposals or material oral modifications to an earlier written proposal, in each case relating to any Takeover Proposal, and (C) prior to, or substantially concurrently with, the provision of any non-public information of such Party to any such person, provide such information the other Party (including by posting such information to an electronic data room), to the extent such information has not previously been made available the other party.
(e) Notwithstanding anything in this Section 5.04 to the contrary, the Parent Board may, at any time prior to obtaining the Requisite Parent Vote, effect a Parent Adverse Recommendation Change in response to a Parent Intervening Event if the Parent Board concludes in good faith, after consultation with outside counsel and its financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Parent shall provide the Company with five (5) Business Days’ prior written notice advising the Company it intends to effect a Parent Adverse Recommendation Change and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Parent Intervening Event), and during such five (5) Business Day period, Parent shall consider in good faith any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.
(f) Notwithstanding anything in this Section 5.04 to the contrary, the Company Board may, at any time prior to obtaining the Requisite Company Vote, effect a Company Adverse Recommendation Change if the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred; provided, however, that Company shall provide the Parent with five (5) Business Days’ prior written notice advising the Parent it intends to effect a Company Adverse Recommendation Change and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Company Intervening Event), and during such five (5) Business Day period, Company shall consider in good faith any proposal by the Parent to amend the terms and conditions of this Agreement in a manner that would resolve the Company Intervening Event to the satisfaction of Company Board such that the Company Board elects not to make such Company Adverse Recommendation Change.
(g) Nothing contained in this Agreement shall prevent Parent or the Parent Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or other applicable Law with respect to a Takeover Proposal if the Parent Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, a public statement that describes Parent’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto shall not be deemed a Parent Adverse Recommendation Change; provided that any disclosures (other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change, unless the Parent Board expressly publicly reaffirms its recommendation for the Merger and the other transactions contemplated hereby within two (2) Business Days after being requested in writing to do so by the Company.
Section 5.05  Preparation of Proxy Statement/Prospectus and Form S-4.
(a) Proxy Statement/Prospectus and Form S-4. In connection with the Parent Stockholders Meeting, as soon as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and Parent shall file with the SEC the Proxy Statement/Prospectus and Parent and the Company shall prepare and Parent shall file with the SEC the Form S-4 (which shall include the Proxy Statement/Prospectus). The Parent and the Company shall each use its reasonable best efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Parent and the Company shall use their reasonable best efforts to: (A) cause the Proxy Statement/Prospectus to be mailed to the Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (B) ensure that the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Parent Securities in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.
(b) Furnishing of Information. Parent and the Company shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Form S-4 or the Proxy Statement/Prospectus. Each of Parent and the Company shall promptly correct any information provided by it for use in the Form S-4 or the Proxy Statement/Prospectus if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent and the Company shall take all steps necessary to amend or supplement the Form S-4 or the Proxy Statement/Prospectus, as applicable, and to cause the Form S-4 or Proxy Statement/Prospectus, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Units and/or Parent Common Stock, in each case as and to the extent required by applicable Law.
(c) SEC Comments. Parent shall promptly provide the Company and its counsel with any comments or other communications, whether written or oral, that Parent or its counsel may receive from the SEC or its staff with respect to the Form S-4 or the Proxy Statement/Prospectus promptly after the receipt of such comments. Prior to the filing of the Form S-4 or the Proxy Statement/Prospectus with the SEC (including in each case any amendment or supplement thereto, except with respect to any amendments filed in connection with a Parent Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.04) or the dissemination thereof to the holders of Parent Common Stock, or responding to any comments of the SEC with respect to the Form S-4 or Proxy Statement/Prospectus, each of Parent and the Company shall provide the other party and their counsel a reasonable opportunity to review and comment on such Form S-4, Proxy Statement/Prospectus, or response (including the proposed final version thereof), and each of Parent and the Company shall give reasonable and good faith consideration to any comments made by the other party or their counsel.
Section 5.06 Parent’s Stockholders Approval; Approval by Sole Member of Merger Sub; Approval by the Members of the Company.
(a) Parent Stockholders Meeting. Parent shall use reasonable best efforts to: (i) solicit from the holders of Parent Common Stock proxies in favor of the approval and adoption of this Agreement and the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP; and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Parent Common Stock required by applicable Law to obtain such approval at the Parent Stockholders Meeting. Parent shall keep the Company updated with respect to proxy solicitation results as requested by the Company. If the Parent Board makes a Parent Adverse Recommendation Change, it will not alter the obligation of Parent to submit the proposal for approval and adoption of this Agreement and the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP to the holders of Parent Common Stock to consider and vote upon, unless this Agreement shall have been previously terminated in accordance with its terms.
(b) Approval by Sole Member. Immediately following the execution and delivery of this Agreement, Parent, as sole member of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DLLCA.

(c) Approval by the Members of the Company. The Company shall use reasonable best efforts to solicit from the holders of a majority of the Company Common Units (on an as-converted basis) consents in favor of the approval of the Closing of the Merger within 10 days following the effectiveness of the Form S-4.
Section 5.07 Notices of Certain Events; Member/Stockholder Litigation; No Effect on Disclosure Schedules.
(a) Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any event, change, or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(a), Section 6.02(b), or Section 6.02(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 6.03(a), Section 6.03(b), or Section 6.03(c) of this Agreement (in the case of Parent and Merger Sub), to be satisfied.
(b) Company Member Litigation. The Company shall promptly advise Parent in writing after becoming aware of any Legal Action commenced, or to the Company’s Knowledge threatened, after the date hereof against the Company or any of the Company Board members by any member of the Company (on its own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such Legal Action. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such litigation and shall consider Parent’s views with respect to such litigation and shall not settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned).
(c) Parent’s Stockholders Litigation. Parent shall promptly advise the Company in writing after becoming aware of any Legal Action commenced, or to Parent’s Knowledge threatened, after the date hereof against Parent or any of the Parent Board members by any stockholder of Parent (on its own behalf or on behalf of Parent) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep the Company reasonably informed regarding any such Legal Action. Parent shall give the Company the opportunity to consult with Parent regarding the defense or settlement of any such litigation and shall consider the Company’s views with respect to such litigation and shall not settle any such litigation without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed, or conditioned).
(d) No Effect on Disclosure Schedules. In no event shall: (i) the delivery of any notice by a Party pursuant to this Section 5.07 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement; (ii) disclosure pursuant to this Section 5.07 by the Company, on the one hand, or Parent or Merger Sub, on the other hand, be deemed to amend or supplement the Disclosure Schedules or constitute an exception to the respective representations or warranties of the Company, on the one hand, or Parent or Merger Sub, on the other hand. This Section 5.07 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).
Section 5.08 Employees; Benefit Plans.
(a) Comparable Salary and Benefits. At the Effective Time and ending on the date which is twelve months from the Effective Time (or if earlier, the date of the employee’s termination of employment with Parent and its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, Parent shall, and shall cause the Surviving Company and each of its Subsidiaries to, as applicable, provide the employees of Parent, the Company and their Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Continuing Employees”) with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, either (i) for those employees with Company Employment Agreements, as specified in their Company Employment Agreements that shall remain in full effect following the Closing Date or (ii) for all other employees, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by the Parent, the Company, or their Subsidiaries, as applicable, on the date of this Agreement.

(b) Crediting Service. With respect to any Parent Benefit Plan in which any Continuing Employees will participate effective as of the Effective Time, and subject to the terms of the governing plan documents, Parent shall, or shall cause its Subsidiary or the Surviving Company, as applicable, to, credit all service of the Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Parent or its Subsidiary, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any Parent Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding Employee Incentive Plan.
(c) Employees Not Third-Party Beneficiaries. This Section 5.08 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 5.08, express or implied, shall confer upon any employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.08. Except as set forth in Section 5.08(b), nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of the Surviving Company, Parent, its Subsidiary, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent the Surviving Company, Parent, its Subsidiary, or any of their respective Affiliates from terminating the employment of any Continuing Employee following the Effective Time. The Parties acknowledge and agree that the terms set forth in this Section 5.08 shall not create any right in any Continuing Employee or any other Person to any continued employment with the Surviving Company, Parent, its Subsidiary, or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Continuing Employee and the Surviving Company.
(d) Change in Control and Severance Agreements. Prior to the Closing, Parent may enter into Change in Control and Severance Agreements in substantially the form set forth on Exhibit F with employees of Parent and such Change in Control and Severance Agreements shall remain in effect on and after the Closing Date in accordance with their terms. Parent and the Company shall take all actions necessary or desirable to provide for the payment of all benefits due in accordance with the terms and conditions of the Change in Control and Severance Agreements, and to ensure that any successor to Parent or Parent’s assets shall appropriately assume such agreements.
(e) Termination of Parent 2018 LTIP. Effective no later than immediately prior to the Closing, Parent shall terminate the Parent 2018 LTIP maintained by Parent. No later than Closing, Parent shall provide the Company with evidence that the Parent 2018 LTIP has been terminated.
Section 5.09 Employment Agreements. For the avoidance of doubt, the provisions of this Section 5.09 shall not cancel, modify, or otherwise impact the enforceability of the Company Employment Agreements, all of which shall continue in full force and effect according to their terms following the consummation of the Merger, and thus each employee who is a party to a Company Employment Agreement shall continue to have all rights or remedies set forth in his or her respective Company Employment Agreement.
Section 5.10 Directors’ and Officers’ Indemnification and Insurance.
(a) Indemnification. Parent and the Surviving Company agree that all rights to indemnification, advancement of expenses, and exculpation by Parent and any of its Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Parent or any of its Subsidiaries or who acts as a fiduciary under any Parent Benefit Plan (each an “Indemnified Party”) as provided in the Charter Documents of Parent, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof, shall survive the Merger and shall remain in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, Parent and the Surviving Company shall maintain in effect the exculpation, indemnification, and advancement of expenses at least equivalent to the provisions of the Charter Documents of Parent as in effect immediately prior to the Effective Time with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time, and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
(b) Insurance. The Parent shall: (i) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Parent be required to expend an annual premium for such coverage in excess of 275 percent of the last annual premium paid by Parent or any of its Subsidiaries for such insurance prior to the date of this Agreement, which amount is set forth in Section 5.10(b) of the Parent Disclosure Schedules (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, Parent shall obtain the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.
(c) Survival. The obligations of Parent under this Section 5.09 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.10 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10, each of whom may enforce the provisions of this Section 5.10).
(d) Assumptions by Successors and Assigns; No Release or Waiver. In the event Parent or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section 5.10. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.
Section 5.11 CR Insurance Policy. Upon the written request of the Company, Parent shall use reasonable best efforts to facilitate the Company in obtaining a CR Insurance Policy, including taking the following actions (i) providing, as promptly as practicable, business, operational, legal and other information relating to Parent and its Subsidiaries to the applicable insurance broker or provider that is customary for the underwriting of such policies or reasonably necessary for the issuance of a binder for the CR Insurance Policy (“CR Insurance Binder”) and CR Insurance Policy; (ii) participating in a reasonable number of conferences with such insurer as are reasonably necessary for the issuance of a CR Insurance Policy, and (iii) executing and delivering all documents, instruments, certificates and other writings required to be executed and delivered by it under the CR Insurance Binder or the CR Insurance Policy at or prior to the Closing, including to the extent required to satisfy any conditions to the effectiveness thereof or the coverage to be provided thereby. The Company shall use its reasonable best efforts to obtain any CR Insurance Policy.
Section 5.12 Reasonable Best Efforts.
(a) Governmental and Other Third-Party Approval; Notification. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.12), each Party shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including: (i) the obtaining of all necessary Permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid Legal Action by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly: (A) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), and (iii) immediately above; and (B) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each Party shall promptly inform the other Party or Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company, on the one hand, or Parent or Merger Sub, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other Party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.
(b) Actions or Proceedings. In the event that any Legal Action is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Parties shall cooperate in all respects and shall use their reasonable best efforts to contest and resist any such Legal Action and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement.
(c) No Divestitures; Other Limitations. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub, the Company or any of their respective Subsidiaries shall be required to, and none of Parent, Merger Sub, or the Company may, without the prior written consent of the other Parties, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or Order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of the Company, the Surviving Company, Parent, Merger Sub, or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of business of the Company, the Surviving Company, Parent, Merger Sub, or any of their respective Subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub, or any of their respective Subsidiaries; provided, that if requested by the Company, Parent will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or Order so long as such requirement, condition, limitation, understanding, agreement, or Order is only binding on Parent in the event the Closing occurs.
Section 5.13 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent, and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any Party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of the NYSE American or any other applicable United States securities exchange, or the SEC or any other Governmental Entity to which the relevant Party is subject or submits, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.
Section 5.14 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Parent, the Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and Parent and the Parent Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.
Section 5.15 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall each take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any acquisitions of Parent Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent immediately after the Effective Time.
Section 5.16 Parent Proposals to Stockholders. Parent shall submit to Parent’s stockholders at the Parent Stockholders Meeting the following proposals: (i) approval and adoption of this Agreement, the Merger and the Parent Stock Issuance, (ii) approval and adoption of the Parent Charter Amendment (including authorization of the Parent Board to effect a reverse stock split to be mutually agreed by the Parties to best position the post-Closing share price of Parent), (iii) approval and adoption of the Parent Bylaw Amendment, and (iv) approval and adoption of the REP 2021 LTIP.
Section 5.17 Certain Tax Matters. Neither the Company nor Parent shall (and the Company and Parent shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Merger and the Parent Stock Issuance in connection with the Merger as contemplated by this Agreement from being treated as an exchange to which Section 351 and Section 1032 of the Code apply.
Section 5.18 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 5.19 Further Assurances. At and after the Effective Time, the officers and managers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Company any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.
Section 5.20 Parent Stock Symbol. At or prior to Closing, Parent shall use its reasonable best efforts to change its symbol from “TGC” to REPX.”
Section 5.21 SEC Filings. If the Parent is required to file any quarterly or annual Exchange Act reports relating to any period or item occurring prior to the Closing Date, the Parent shall make available to Company, prior to the filing date, a substantially complete draft of any such annual or quarterly report.
Section 5.22 Transition Cooperation; Control of Business.
(a) From and after the date of this Agreement and through the earlier of the Effective Time, the Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to, and cause its and their Representatives to, make available such personnel as may be reasonably necessary to effectively transition the operations and management of the Parent and each of its Subsidiaries as of the Effective Time, including without limitation, (i) providing the Parent’s reserve reports prepared by the Parent Independent Petroleum Engineers, lease operating statements and production reports with respect to the Oil and Gas Properties of Parent and each of its Subsidiaries evaluated in Parent’s reserve reports prepared by the Parent Independent Petroleum Engineers for the fiscal year ended December 31, 2020 (once such reserve reports are delivered to Parent); (ii) providing financial statements, data, information and assistance and cooperation reasonably necessary for the officers of the Company to assume control of the financial, accounting and internal control procedures at the Effective Time; and (iii) providing access to information, assistance and cooperation reasonably necessary for the officers of the Company to assume control over human resources matters. All non-public information exchanged pursuant to this Section 5.22(a) shall be subject to the Confidentiality Agreement.
(b) Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. The Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other

Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
ARTICLE VI
CONDITIONS
Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:
(a) Parent’s Stockholders Approval. The Requisite Parent Vote shall have been received for the approval and adoption of this Agreement and the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment and the REP 2021 LTIP.
(b) Company’s Member Approval. The Requisite Company Vote shall have been received for the approval and adoption of this Agreement and the Merger.
(c) Parent Charter Amendment. Parent shall have filed the second amended and restated certificate of incorporation in the form attached hereto as Exhibit A with the Secretary of State of the State of Delaware.
(d) Listing. The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement and pursuant to Section 2.05 of this Agreement shall have been approved for listing on the NYSE American, subject to official notice of issuance.
(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.
(f) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, the REP 2021 LTIP or the other transactions contemplated by this Agreement.
(g) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity required to consummate the Merger, the Parent Stock Issuance, the Parent Charter Amendment and the other transactions contemplated by this Agreement (other than the filing of the Parent Charter Amendment, the Parent Bylaw Amendment, the REP 2021 LTIP and the Certificate of Merger with the Secretary of State of the State of Delaware) shall have been obtained, free of any condition that would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect.
Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Parent and Merger Sub on or prior to the Closing Date of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company (other than in Section 3.01(a), Section 3.02, Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.07, and Section 3.08(a)) set forth in ARTICLE III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (ii) the representations and warranties of the Company contained in Section 3.01(a), Section 3.02, Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.07, and Section 3.08(a) shall be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date).

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.
(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(d) Officer’s Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) hereof.
Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Company on or prior to the Closing Date of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub (other than in Section 4.01(a), Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.03(d), Section 4.08, and Section 4.09(a)) set forth in ARTICLE IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.01(a), Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.03(d), Section 4.08, and Section 4.09(a) will be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date).
(b) Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.
(c) Forgiveness, Repayment, or Termination of Credit Facility and Parent PPP Loan. Parent shall at the Closing take all necessary actions to cause the: (i) repayment of all principal, interest, prepayment expenses, or other amounts due under the Parent Credit Facility, (ii) termination of the loan agreements executed in connection with the Parent Credit Facility, (iii) release and termination of all liens on the Parent and its Subsidiaries or their respective assets securing the Parent Credit Facility, and (iv) delivery to the Company of any applicable documents necessary to evidence the release and termination of such liens. Parent shall, at least three business days prior to the Closing, take all necessary actions to cause the forgiveness and/or repayment of all principal, interest, prepayment expenses, or other amounts due under the Parent PPP Loan, or requisite consent of the Parent PPP Loan lender, together with delivery to the Company of any applicable documents necessary to evidence such forgiveness, termination or consent.
(d) Deliverables under Company Credit Facility. Each of the deliverables referenced in that certain Seventh Amendment and Consent to Credit Agreement among the Company, Truist Bank, as administrative agent, and the lenders party thereto dated as of October 21, 2020 that are not in the control of the Company shall have been executed and delivered by each of the signatories thereto on or prior to the Closing Date (collectively, the “Credit Facility Deliverables”).
(e) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(f) CR Insurance Policy. To the extent requested in writing by the Company, the CR Insurance Policy shall have been issued on or prior to the Closing Date and shall be in effect in accordance with its terms on the Closing Date.

(g) Merger Sub Member Approval. The Requisite Merger Sub Vote shall have been received for the approval and adoption of this Agreement and the Merger.
(h) Officer’s Certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b), Section 6.03(c), Section 6.03(e), and Section 6.03(g).
ARTICLE VII
TERMINATION, AMENDMENT, AND WAIVER
Section 7.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (whether before or after the receipt of the Requisite Parent Vote) by the mutual written consent of Parent and the Company.
Section 7.02 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (whether before or after the receipt of the Requisite Parent Vote):
(a) if the Merger has not been consummated on or before March 21, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;
(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, the REP 2021 LTIP or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order; or
(c) if the proposal for the approval and adoption of this Agreement and the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, the REP 2021 LTIP has been submitted to the stockholders of Parent for approval and the Requisite Parent Vote shall not have been obtained.
Section 7.03 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time:
(a) if: (i) the Company Board fails to make the Company Board Recommendation, (ii) a Company Adverse Recommendation Change shall have occurred; (iii) the Requisite Company Vote is not received; or (iv) the Company shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 5.04 or Section 5.06(c).
(b) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that Parent shall have given the Company at least 30 days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 7.03(b); provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.03(b) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or
(c) if, at any time prior to the Specified Time, each of the following occur: (A) the Parent shall have received a Superior Proposal; (B) the Parent shall have complied in all material respects with its obligations under Section 5.04, including with respect to making a Parent Adverse Recommendation Change with respect to such Superior Proposal; (C) the Parent Board approves, and the Parent concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or concurrently with such termination, the Parent pays to the Company the amount contemplated by Section 7.06.

Section 7.04 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:
(a) if: (i) the Parent Board fails to make the Parent Board Recommendation, (ii) a Parent Adverse Recommendation Change shall have occurred; (iii) the Requisite Parent Vote is not received; or (iv) Parent shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 5.04 or Section 5.06(a); or
(b) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and such breach is incapable of being cured by the End Date; provided, that the Company shall have given Parent at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 7.04(b); provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.04(b) if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.
Section 7.05 Notice of Termination; Effect of Termination. The Party desiring to terminate this Agreement pursuant to this ARTICLE VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other Party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this ARTICLE VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.03(c), this Section 7.05, Section 7.06, and ARTICLE VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of intentional fraud or the knowing or intentional breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.
Section 7.06 Fees and Expenses Following Termination.
(a) If this Agreement is terminated by: (i) Parent pursuant to Section 7.03(a) or Section 7.03(b), or by the Company pursuant to Section 7.02(a) because the condition set forth in Section 6.03(d) has not been satisfied, then the Company shall pay to Parent (by wire transfer of immediately available funds), within five Business Days after such termination, a fee in an amount equal to the Parent’s Expenses (up to $475,000) actually incurred by Parent on or prior to the termination of this Agreement; or (ii) the Company pursuant to Section 7.04(a) or Section 7.04(b), Parent pursuant to Section 7.03(c), or by either Party pursuant to Section 7.02(c), then Parent shall pay to the Company (by wire transfer of immediately available funds) within five Business Days after such termination, a fee in an amount equal to the Company’s Expenses (up to $475,000) actually incurred by the Company on or prior to the termination of this Agreement.
(b) The Parties acknowledge and hereby agree that the provisions of this Section 7.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the Parties would not have entered into this Agreement. If the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall fail to pay in a timely manner the amounts due pursuant to this Section 7.06, and, in order to obtain such payment, the other party makes a claim against the non-paying party that results in a judgment, the non-paying party shall pay to the other party the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 7.06 at the prime rate as published in The Wall Street Journal in effect on the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law. The Parties acknowledge and agree that in no event shall either party be obligated to make a payment pursuant to Section 7.06(a) on more than one occasion.
(c) Except as expressly set forth in this Section 7.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such Expenses.
Section 7.07 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Parent Vote, by written agreement signed by each of the Parties; provided, however, that: (a) there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Company Units without such approval; and (b) following the receipt of the Requisite Parent Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Parent Common Stock without such approval.
Section 7.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
ARTICLE VIII
MISCELLANEOUS
Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.
“Agreement” has the meaning set forth in the Preamble.
“Applicable Date” has the meaning set forth in Section 3.05(a).
“Book-Entry Share” has the meaning set forth in Section 2.01(c).
“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in Oklahoma City, OK are authorized or required by Law or other governmental action to close.
“Cancelled Units” has the meaning set forth in Section 2.01(a).
“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.
“Certificate of Merger” has the meaning set forth in Section 1.03.
“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“Closing” has the meaning set forth in Section 1.02.
“Closing Date” has the meaning set forth in Section 1.02.
“Code” has the meaning set forth in the Recitals.
“Company” has the meaning set forth in the Preamble.
“Company 2018 LTIP” means that certain Riley Exploration – Permian, LLC Long Term Incentive Plan, dated as of December 31, 2018.
“Company Adverse Recommendation Change” means the Company Board: (a) recommending a Takeover Proposal; (b) failing to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal; (c) making any public statement inconsistent with the Company Board Recommendation; or (d) resolving or agreeing to take any of the foregoing actions.
“Company Balance Sheet” has the meaning set forth in Section 3.04(a).
“Company Balance Sheet Date” has the meaning set forth in Section 3.04(a).
“Company Benefit Plan” has the meaning set forth in Section 3.15(a).
“Company Board” has the meaning set forth in the Recitals.
“Company Board Recommendation” has the meaning set forth in Section 3.03(d).
“Company Common Units” has the meaning set forth in Section 3.02.
“Company Credit Facility” means the Company’s revolving credit facility pursuant to that certain Credit Agreement dated as of September 28, 2017, by and among the Company, Truist Bank, as administrative agent, and the Lenders (as defined therein), as amended by that certain First Amendment to Credit Agreement dated as of February 27, 2018, that certain Second Amendment to Credit Agreement dated as of November 9, 2018, that certain Third Amendment to Credit Agreement dated as of April 3, 2019, that certain Fourth Amendment to Credit Agreement dated as of October 15, 2019, that certain Fifth Amendment to Credit Agreement dated as of May 7, 2020, that certain Sixth Amendment to Credit Agreement dated as of August 31, 2020, and that certain Seventh Amendment and Consent to Credit Agreement among the Company, Truist Bank, as administrative agent, and the lenders party thereto dated as of October 21, 2020 as may be further amended, restated, supplemented, modified or replaced from time to time.
“Company Designated Director” has the meaning set forth in Section 1.07.
“Company Disclosure Schedules” has the meaning set forth in ARTICLE III.
“Company Employment Agreements” means, collectively, (i) that certain employment agreement dated April 1, 2019 by and between the Company and Bobby D. Riley and assigned by the Company to Riley Permian Operating Company, LLC on June 8, 2019, as further amended by that certain Amendment No. 1 to Employment Agreement, dated as of October 1, 2020; and (ii) that certain employment agreement dated April 1, 2019 by and between the Company and Kevin Riley and assigned by the Company to Riley Permian Operating Company, LLC on June 8, 2019.
“Company Equity Award” means an equity award granted under any Employee Incentive Plan of the Company.
“Company ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.
“Company Financial Statements” has the meaning set forth in Section 3.04(a).
“Company Independent Petroleum Engineers” has the meaning set forth in Section 3.20(a).
“Company Insurance Policies” has the meaning set forth in Section 3.13.
“Company Interim Balance Sheet” has the meaning set forth in Section 3.04(a).
“Company Interim Balance Sheet Date” has the meaning set forth in Section 3.04(a).
“Company Interim Financial Statements” has the meaning set forth in Section 3.04(a).
“Company Intervening Event” means any fact, occurrence, effect, change, circumstance, event or development (“Effect”) that occurs or arises after the date of this Agreement that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Takeover Proposal, (ii) any Effect relating to the Parent or any of its Subsidiaries that does not amount to a Parent Material Adverse Effect (including any change in the price or trading volume of shares of Parent Common Stock).

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound that are material to the business of the Company or any of its Subsidiaries and are not shrink-wrap, click-wrap, and similar licenses for commercially available off-the shelf software.
“Company IP Registrations” means all Intellectual Property of the Company or any of its Subsidiaries that is subject to any issuance, registration or application by, to or with any Governmental Entity or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.
“Company Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Company and its Subsidiaries, taken as a whole; or (b) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that, a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war, sabotage, terrorism, or military actions, or the escalation thereof; (v) natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus), or other force majeure events; (vi) general conditions in the industry in which the Company and its Subsidiaries operate; (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with Parent’s consent; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.
“Company Material Contract” has the meaning set forth in Section 3.09(a).
“Company Preferred Unit” has the meaning set forth in Section 3.02(a).
“Company Restricted Unit” has the meaning set forth in Section 2.05(a).
“Company Securities” has the meaning set forth in Section 3.02(b)(ii).
“Company Reserve Report” has the meaning set forth in Section 3.20(a).
“Company Subsidiary Securities” has the meaning set forth in Section 3.02(d).
“Company Units” means the Company Common Units and the Company Preferred Units.
“Company Voting Debt” has the meaning set forth in Section 3.02(c).
“Confidentiality Agreement” has the meaning set forth in Section 5.03(c).

“Consent” means any authorization, approval, consent, filing, notice, report, registration, ratification, permit, permission, waiver, or expiration of waiting periods.
“Continuing Employees” has the meaning set forth in Section 5.08(a).
“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral, including without limitation employment agreement and consulting agreements.
“CR Insurance Policy” means a contingent risk insurance policy meeting the requirements set forth in Exhibit G.
“Credit Facility Deliverables” has the meaning set forth in Section 6.03(d).
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“Disclosure Schedules” means the Company Disclosure Schedules, the Parent Disclosure Schedules, and the Joint Disclosure Schedules.
“DLLCA” has the meaning set forth in the Recitals.
“EDGAR” has the meaning set forth in Section 4.04(a).
“Effective Time” has the meaning set forth in Section 1.03.
“Employee Incentive Plan” means any share or unit option plan, restricted share or unit plan, share or unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, incentive bonus plan or arrangement, or incentive award plan or arrangement, including without limitation, the Company 2018 LTIP, Parent Stock Option Plan, and the Parent 2018 LTIP.
“Encumbrance” means any liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options, community property interests, condition, equitable interest, lien (statutory or other), mortgage, easement, encroachment, right of way, right of first refusal, or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership capable of becoming any of the foregoing.
“End Date” has the meaning set forth in Section 7.02(a).
“Environmental Claim” means any Legal Action, Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.
“Environmental Law” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs and each as amended): the

Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; Endangered Species Act of 1973, 16 U.S.C. §§ 1531 et seq.; Migratory Bird Treaty Act of 1918, 16 U.S.C. §§ 703 through 712; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim or relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.
“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” has the meaning set forth in Section 3.03(c).
“Exchange Agent” has the meaning set forth in Section 2.02(a).
“Exchange Fund” has the meaning set forth in Section 2.02(a).
“Exchange Ratio” has the meaning set forth in Section 2.01(b).
“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, the preparation, printing, filing, and mailing of the Proxy Statement/Prospectus and Form S-4, or in connection with regulatory approvals, and all other matters related to the Merger, the Parent Stock Issuance, and the other transactions contemplated by this Agreement.
“Form S-4” has the meaning set forth in Section 3.19.
“GAAP” has the meaning set forth in Section 3.04(a).
“Governmental Entity” has the meaning set forth in Section 3.03(c).
“Hazardous Material” means any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, a pollutant or contaminant, or words of similar import or regulatory effect under Environmental Laws; including any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.
“Indemnified Party” has the meaning set forth in Section 5.10(a).
“Injection Wells” means all water, CO2, injection, saltwater disposal or other non-Hydrocarbon wells located the Oil and Gas Leases or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries.
“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights.
“Knowledge” means: (a) with respect to the Company and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01(a) of the Company Disclosure Schedules; and (b) with respect to Parent and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01(b) of the Parent Disclosure Schedules; in each case, after due inquiry.
“Laws” means any federal, tribal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.
“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) other than Oil and Gas Leases under which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by a Person, but expressly excluding Oil and Gas Properties.
“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or formal dispute resolution.
“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).
“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.
“Merger” has the meaning set forth in Section 1.01.
“Merger Consideration” has the meaning set forth in Section 2.01(b).
“Merger Sub” has the meaning set forth in the Preamble.
“Merger Sub Board” has the meaning set forth in the Recitals.
“Multiemployer Plan” has the meaning set forth in Section 3.15(c).
“NYSE American” means the NYSE American stock exchange.
“Oil and Gas Leases” means all oil, gas and mineral leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.
“Oil and Gas Properties” means all right, title and interest in (a) Oil and Gas Leases and other oil, gas, mineral, and similar properties of any kind and nature, including working, fee mineral interests, leasehold and mineral interests and operating rights and royalties, overriding royalties, non-participating royalty interests, production payments, net profit interests and other non-working interests and non-operating interests derived from Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, production sharing agreements, participation agreements, development agreements, communitization agreements, division orders, transfer orders, mineral deeds, royalty deeds, term assignments or other similar agreements or instruments, surface interests, reversionary interests, reservations and concessions and (b) all Wells.
“Order” has the meaning set forth in Section 3.06.
“Owned Real Property” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by a Person, but expressly excluding the Oil and Gas Properties.

“Parent” has the meaning set forth in the Preamble.
“Parent Adverse Recommendation Change” means the Parent Board: (a) failing to make, withdraw, amend, modify, or materially qualify, in a manner adverse to the Company, the Parent Board Recommendation; (b) failing to include the Parent Board Recommendation in the Proxy Statement/Prospectus that is mailed to the Parent’s stockholders; (c) recommending a Takeover Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Parent Common Stock within ten Business Days after the commencement of such offer; (e) failing to reaffirm (publicly, if so requested by the Company) the Parent Board Recommendation within ten Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by Parent or the Person making such Takeover Proposal; (f) making any public statement inconsistent with the Parent Board Recommendation; or (g) resolving or agreeing to take any of the foregoing actions.
“Parent Balance Sheet” has the meaning set forth in Section 4.04(c).
“Parent Balance Sheet Date” has the meaning set forth in Section 4.04(c).
“Parent Bylaw Amendment” has the meaning set forth in the Recitals.
“Parent Benefit Plan” has the meaning set forth in Section 4.16(a).
“Parent Board” has the meaning set forth in the Recitals.
“Parent Board Recommendation” has the meaning set forth in Section 4.03(d)(i).
“Parent Bylaw Amendment” has the meaning set forth in the Recitals.
“Parent Charter Amendment” has the meaning set forth in the Recitals.
“Parent Common Stock” has the meaning set forth in the Recitals.
“Parent Credit Facility” means that certain Amended and Restated Loan Agreement between Parent and Prosperity Bank, effective March 16, 2017.
“Parent Designated Director” has the meaning set forth in Section 1.07.
“Parent Disclosure Schedules” has the meaning set forth in ARTICLE IV.
“Parent Equity Award” means a Parent Stock Option or a Parent Restricted Share, as the case may be.
“Parent ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Parent or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.
“Parent Financial Advisor” means Roth Capital Partners, LLC.
“Parent Financial Statements” has the meaning set forth in Section 4.04(b).
“Parent Independent Petroleum Engineers” has the meaning set forth in Section 4.21(a).
“Parent Insurance Policies” has the meaning set forth in Section 4.14.
“Parent Interim Balance Sheet” has the meaning set forth in Section 4.04(c).
“Parent Interim Balance Sheet Date” has the meaning set forth in Section 4.04(c).
“Parent IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which Parent or any of its Subsidiaries is a party, beneficiary, or otherwise bound that are material to the business of Parent or any of its Subsidiaries and are not shrink-wrap, click-wrap, and similar licenses for commercially available off-the shelf software.
“Parent IP Registrations” means all Intellectual Property of the Parent or any of its Subsidiaries that is subject to any issuance, registration or application by, to or with any Governmental Entity or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

“Parent 2018 LTIP” means that certain Tengasco, Inc. 2018 Stock Incentive Plan, dated August 24, 2018, as amended, supplement or replaced from time to time.
“Parent Intervening Event” means any Effect that occurs or arises after the date of this Agreement that was not known or reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Takeover Proposal, (ii) any Effect relating to the Company or any of its Subsidiaries that does not amount to a Company Material Adverse Effect, or (iii) any change, in and of itself, in the price or trading volume of shares of Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), constitute a Parent Intervening Event.
“Parent Material Contracts” has the meaning set forth in Section 4.10(a).
“Parent Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent to consummate the transactions contemplated hereby on a timely basis; provided, however, that a Parent Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Parent and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war, sabotage, terrorism, or military actions, or the escalation thereof, (v) natural disasters, weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus), or other force majeure events; (vi) general conditions in the industry in which Parent and its Subsidiaries operate; (vii) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of Parent’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with the Company’s consent; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, compared to other participants in the industries in which Parent and its Subsidiaries conduct their businesses.
“Parent PPP Loan” means that certain Small Business Administration Loan (number 29622773-10), between Parent and Prosperity Bank, dated May 1, 2020.
“Parent Preferred Stock” has the meaning set forth in Section 4.02(a).
“Parent Reserve Report” has the meaning set forth in Section 4.21(a).
“Parent Restricted Share” means a share of Parent Common Stock subject to vesting, repurchase, or other lapse of restrictions.
“Parent SEC Documents” has the meaning set forth in Section 4.04(a).
“Parent Securities” has the meaning set forth in Section 4.02(b)(ii).

“Parent Stock Issuance” has the meaning set forth in the Recitals.
“Parent Stock Option” means any option to purchase Parent Common Stock granted under the Parent Stock Option Plan.
“Parent Stock Option Plan” that certain Tengasco, Inc. Stock Option Plan, dated October 24, 2000, as amended, supplement or replaced from time to time.
“Parent Stockholders Meeting” means the special meeting of the stockholders of Parent to be held to consider the approval and adoption of this Agreement and the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP.
“Parent Subsidiary Securities” has the meaning set forth in Section 4.02(d).
“Parent Voting Debt” has the meaning set forth in Section 4.02(c).
“Permits” has the meaning set forth in Section 3.05(c).
“Party” and “Parties” have the meanings set forth in the Preamble.
“Permitted Encumbrances” means:
(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first offer or refusal, tag rights, drag rights, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, organizational documents and other similar agreements and documents;
(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Legal Action and for which adequate reserves have been established on the financial statements of the Company or Parent, as applicable, in accordance with GAAP;
(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the dates of the Parent Reserve Report, as applicable;
(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, on the value, use or operation of the property encumbered thereby;
(e) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;
(f) all easements, conditions, covenants, restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;
(g) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any indebtedness that will be paid off in connection with Closing);

(h) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or
(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable;
(j) Encumbrances arising under the Company Credit Facility; or
(k) other liens or encumbrances that have not had, and would not have, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.
“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).
“Production Burdens” means any royalties (including lessor’s and non-participating royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.
“Proxy Statement/Prospectus” has the meaning set forth in Section 4.20.
“Qualified Benefit Plan” has the meaning set forth in Section 3.15(c).
“Qualified Person” means any person making an unsolicited Takeover Proposal that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisors) is, or could reasonably be expected to lead to, a Superior Proposal, and such Takeover Proposal has not resulted from a breach by Parent of its obligations under Section 5.04.
“Recommendation Change Notice” has the meaning set forth in Section 5.04(c).
“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Real Property” means the Owned Real Property and the Leased Real Property.
“REP 2021 LTIP” means that certain Riley Exploration Permian, Inc. 2021 Long Term Incentive Plan to be adopted by Parent at the Effective Time of the Merger, substantially in the form set forth on Exhibit E attached hereto.
“Representatives” has the meaning set forth in Section 5.04(a).
“Requisite Company Vote” has the meaning set forth in Section 3.03(a).
“Requisite Merger Sub Vote” has the meaning set forth in Section 4.03(a).
“Requisite Parent Vote” has the meaning set forth in Section 4.03(a).
“Sarbanes-Oxley Act” has the meaning set forth in Section 4.04(a).
“SEC” has the meaning set forth in Section 3.03(c).
“Securities Act” has the meaning set forth in Section 3.03(c).
“Shell Company” has the meaning set forth in Section 4.05.

“Specified Time” means the earliest to occur of (a) the Effective Time, (b) the date on which the Requisite Parent Vote is received for the approval and adoption of this Agreement, the Merger, the Parent Stock Issuance, the Parent Charter Amendment, the Parent Bylaw Amendment, and the REP 2021 LTIP, and (c) the time at which this Agreement is terminated in accordance with the terms hereof.
“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.
“Substitute Award Agreement ” has the meaning set forth in Section 2.05(a).
“Superior Proposal” means, with respect to Parent, any bona fide, unsolicited written Takeover Proposal (with all references to “twenty-five percent (25%)” in the definition of Takeover Proposal being treated as references to “fifty percent (50%)” for these purposes), (a) on terms which the Parent Board determines in its good faith judgment to be more favorable to Parent’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation) that the board of directors of such party determines to be relevant, and (b) is reasonably capable of being completed on the terms proposed without unreasonable delay.
“Surviving Company” has the meaning set forth in Section 1.01.
“Takeover Proposal” means an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any Person or group relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement), involving any: (a) direct or indirect acquisition of assets of such party hereto or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 25% or more of the fair market value of such party and its Subsidiaries’ consolidated assets or to which 25% or more of such party’s and its Subsidiaries’ net revenues on a consolidated basis are attributable; (b) direct or indirect acquisition of 25% or more of the voting equity interests of such party hereto or any of its Subsidiaries whose business constitutes 25% or more of the consolidated net revenues or assets of such party and its Subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 25% or more of the voting power of such party hereto; (d) merger, consolidation, other business combination, or similar transaction involving such party hereto or any of its Subsidiaries, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 25% or more of the consolidated net revenues or assets of such party and its Subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of such party hereto or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 25% or more of the consolidated net revenues or assets of such party and its Subsidiaries, taken as a whole; or (f) any combination of the foregoing.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“Union” has the meaning set forth in Section 3.16(b).
“Wells” means all oil, gas or other Hydrocarbon wells, whether awaiting spud, drilling, awaiting completion, awaiting pipeline connection or first sales, producing, operating, shut-in, inactive or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries.

Section 8.02 Interpretation; Construction.
(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Disclosure Schedules.
(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
Section 8.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.03 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.
Section 8.04 Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the Parties in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.
Section 8.05 Submission to Jurisdiction. Each of the Parties irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the Parties hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.06.
Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.07):
If to Parent or Merger Sub, to:	Tengasco, Inc.
8000 E. Maplewood Ave., Suite 130
Greenwood Village, CO 80111
	Attention:	Michael J. Rugen
Cary V. Sorensen
	Email:	mrugen@tengasco.com
csorensen@tengasco.com

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, CO 80202
	Attention:	Kristin L. Lentz
	Email:	kristin.lentz@dgslaw.com

If to the Company, to:	Riley Exploration – Permian, LLC
29 E. Reno, Suite 500
Oklahoma City, OK 73104
	Attention:	Bobby D. Riley
Kevin Riley
	Email:	bobby@rileypermian.com
kevin@rileypermian.com

with a copy (which will not constitute notice to the Company) to:	di Santo Law PLLC
170 Christopher Street
New York, NY 10014
	Attention:	Beth A. di Santo
	Email:	bdisanto@disantolaw.com
Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Disclosure Schedules, and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.
Section 8.09 No Third-Party Beneficiaries. Except as provided in Section 5.10 hereof (which shall be to the benefit of the Persons referred to in such section), this Agreement is for the sole benefit of the Parties and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.
Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Parent or Merger Sub, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Parent in the case of Parent and Merger Sub), which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 8.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.
Section 8.13 Specific Performance.
(a) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at Law or in equity.
(b) Each Party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.
Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each Party to this Agreement will have received counterparts signed by all of the other Parties.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
RILEY EXPLORATION – PERMIAN, LLC

By:	/s/ Kevin Riley
Printed Name: Kevin Riley
Title: President & Interim CFO

TENGASCO, INC.

By:	/s/ Michael J. Rugen
Printed Name: Michael J. Rugen
Title: CFO and Interim CEO

ANTMAN SUB, LLC

By:	/s/ Michael J. Rugen
Printed Name: Michael J. Rugen
Title: President

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER
THIS AMENDMENT NO. 1 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 21, 2020, by and among Riley Exploration – Permian, LLC, a Delaware limited liability company (the “Company”), Tengasco, Inc., a Delaware corporation (“Parent”), and Antman Sub, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub”) is effective as of January 20, 2021 (the “Effective Date”).
W I T N E S S E T H :
WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth herein.
NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and in the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend the Merger Agreement as follows:
1. Modification of Post-Closing Parent Governance. Section 1.07 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:
Section 1.07 Parent Governance. Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall take all such action, including through action of the Parent Board, as may be necessary so that, immediately after the Effective Time, the directors of Parent shall consist of five directors, as follows (i) one director who shall be designated by Parent (the “Parent Designated Director”) and who shall be Michael J. Rugen, (ii) two directors who shall be designated by the Company (the “Company Designated Directors”) and who shall be Bobby D. Riley and Bryan H. Lawrence, and (iii) two independent director nominees, one of whom is expected to qualify and serve as the audit committee financial expert. Following the initial terms of the Parent Designated Director and the Company Designated Directors, respectively, the election of directors to the Parent Board shall be subject to the vote of the stockholders of Parent in accordance with its Charter Documents. The Parties shall take all necessary actions so that, from and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of Parent until their successors have been duly appointed and qualified or until their earlier termination, death or resignation.
2. Conflicts; Ratification. In the event that there is a conflict between the provisions of this Amendment and the Merger Agreement as to the matters addressed herein, the terms stated in this Amendment shall prevail. Any terms and conditions stated in the Merger Agreement that are not expressly modified by this Amendment remain unchanged and shall remain in full force and effect.
3. Counterparts. This Amendment may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. A facsimile or PDF of an executed counterpart of this Amendment shall be sufficient to evidence the binding agreement of a party to the terms hereof.
[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to Merger Agreement to be effective as of the Effective Date.
RILEY EXPLORATION – PERMIAN, LLC

By:	/s/ Kevin Riley
Kevin Riley
President & Interim CFO

TENGASCO, INC.

By:	/s/ Michael J. Rugen
Michael J. Rugen
Chief Financial Officer and Interim Chief Executive Officer

ANTMAN SUB, LLC

By:	/s/ Michael J. Rugen
Michael J. Rugen
President
Amendment No. 1 to Agreement and Plan of Merger Signature Page

Annex B

October 20, 2020
Board of Directors
Tengasco, Inc.
8000 E. Maplewood Ave, Suite 130
Greenwood Village, CO 80111
Re: Tengasco, Inc. | Fairness Opinion – Riley Permian (Exchange Ratio)
Members of the Board of Directors:
Roth Capital Partners, LLC (“Roth”) understands that Tengasco, Inc., a Delaware corporation (“Tengasco”), Antman Sub, LLC, a Delaware corporation and wholly-owned subsidiary of Tengasco (“Merger Sub”) and Riley Exploration – Permian, LLC, a Delaware limited liability company (“Riley”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) substantially in the form of the draft dated October 20, 2020, pursuant to which, among other things, (1) Merger Sub and Riley will merge, (2) Merger Sub’s exsistance will cease upon the completion of the merger, and (3) Riley will survive the merger, becoming a wholly-owned subsidiary of Tengasco (altogether, the “Transaction”). Pursuant to the Agreement, (1) the issued and outstanding preferred units of Riley will be converted into common units of Riley (the “Riley Common Units” and, each a “Riley Common Unit”), (2) each issued and outstanding Riley Common Unit will convert into the right to receive an estimated 97.796467 shares (the “Exchange Ratio”) of Tengasco common stock, par value $0.001 per share (the “Tengasco Common Stock”), and (3) each Riley Common Unit subject to vesting will converted into restricted shares of Tengasco Common Stock in accordance with the Exchange Ratio. The Exchange Ratio will be adjusted based on the number of outstanding shares of Tengasco Common Stock on the date of the Closing (as defined in the Agreement); however, the Exchange Ratio will not be adjusted to reflect changes in the market price of Tengasco Common Stock. After the Closing, former holders of Riley Common Units will own 95.0% of Tengasco Common Stock then outstanding and the holders of Tengasco Common Stock prior to the Transaction will own 5.0% of Tengasco Common Stock then outstanding. The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have asked us to render our opinion to you with respect to the fairness, from a financial point of view, to Tengasco’s stockholders of the Exchange Ratio, as of October 20, 2020.
For purposes of the opinion set forth herein, we have, among other things, reviewed a draft of the Agreement, dated October 20, 2020, and certain related documents, and also:
(i)	reviewed certain publicly available and other business and financial information that we believe to be relevant to our inquiry;
(ii)	reviewed certain internal financial statements and other financial and operating data concerning Tengasco and Riley, as provided by their respective representatives;
(iii)
reviewed (a) a reserve engineering report, from Riley, prepared by Netherland Sewell and Associates (the “Riley Reserve Report”), (b) a reserve engineering report, from Tengasco, prepared by LaRoche Petroleum Consultants (the “Tengasco Reserve Report”), (c) a reserve engineering report prepared by Riley’s management (the “Riley Internal Report”), and (d) a reserve engineering report prepared by Tengasco’s management (the “Tengasco Internal Report” and, together with the Riley Reserve Report, the Tengasco Reserve Report and the Riley Internal Report, the “Reserve Reports”);

(iv)	reviewed the reported prices and trading activity for the Tengasco Common Stock;
ROTH Capital Partners, L L C
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Tengasco, Inc. | Fairness Opinion – Riley (Exchange Ratio)
October 20, 2020

(v)	compared selected market valuation metrics of certain publicly-traded companies we deemed relevant with those same metrics implied by the Transaction;
(vi)
compared the financial performance, prices and trading activity of Tengasco Common Stock with that of certain publicly traded companies that we deemed relevant, and other trading data for public companies, which we deemed comparable to Tengasco;

(vii)	reviewed recent comparable oil and gas acquisition and divestures, which are comparable to the terms of the Agreement;
(viii)	compared the financial terms of the Transaction to financial terms of certain other acquisition transactions we deemed relevant;
(ix)	participated in certain discussions with management of Tengasco and Riley, and with representatives of Tengasco’s Board of Directors and its legal and professional advisors; and
(x)
performed such other analyses, reviewed such other information and considered such other data, financial studies, analyses, and financial, economic and market criteria, and such other factors as we have deemed appropriate.

In conducting our review and arriving at our opinion, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being accurate and complete, and we have further relied upon the assurances of management of Tengasco that the information provided was accurate and complete in all material respects when given to us and that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect. With respect to the Reserve Reports, we have assumed and relied upon such information being accurate and complete, and without amendment. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any pending or threatened litigation, regulatory action, administrative investigations, possible un-asserted claims or other contingent liabilities, to which Tengasco, Riley, or any of their respective affiliates was a party or may be subject, nor have we been furnished with any such valuation or appraisal, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. In addition, we have not assumed any obligation to conduct, nor have we conducted any physical inspection of the properties, assets or facilities of Tengasco or Riley. We have relied, with the consent of Tengasco, on the assessments of Tengasco and its advisors as to all accounting, legal, tax and regulatory matters with respect to Tengasco and the Transaction. We did not evaluate the solvency or creditworthiness of Tengasco or Riley under any applicable law relating to bankruptcy, insolvency, fraudulent transfer or similar matters. We express no opinion regarding the liquidation value of Tengasco or Riley or any other entity.
We also have assumed, with your consent, that the Transaction will be consummated in accordance with the terms set forth in the Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances and the rules and regulations of the NYSE American and any other applicable exchanges, that the Agreement is enforceable against each of the parties thereto in accordance with its terms, that the representations and warranties of each party in the Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals required to consummate the Transaction will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on Tengasco or Riley or on the contemplated benefits of the Transaction.
Our opinion addresses only the fairness, as of October 20, 2020, from a financial point of view, to Tengasco of the Exchange Ratio, and our opinion does not in any manner address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection with the Transaction or

Tengasco, Inc. | Fairness Opinion – Riley (Exchange Ratio)
October 20, 2020

otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise. Our opinion also does not address the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for Tengasco, the underlying business decision of Tengasco to proceed with the Transaction, or the effects of any other transaction in which Tengasco will or might engage. The issuance of this opinion was approved by Roth’s fairness opinion committee. Our opinion is necessarily based on economic, market and other conditions as they did exist and can be evaluated on, and the information made available to us on, the date hereof. We express no opinion as to the underlying valuation, future performance or long-term viability of Tengasco or Riley. Further, we express no opinion as to the actual value of the shares of Tengasco Common Stock when issued pursuant to the Agreement or the prices at which shares of Tengasco Common Stock will trade at any time before, after or during the Transaction, as applicable. We do not address any legal, regulatory, accounting, tax or other similar matters. It should be understood that our opinion is based on market and industry data as of October 20, 2020, and although developments after October 20, 2020 may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.
We have been engaged by Tengasco to act as its financial advisor in connection with the Transaction and to render this opinion to its Board of Directors. We will receive a fee of $175,000 from Tengasco for rendering this opinion. No portion of such fee is based upon whether we deliver a favorable opinion with respect to the Exchange Ratio. In addition, and regardless of whether the Transaction is consummated, Tengasco agreed to reimburse us for our out of pocket expenses incurred in connection with our services, including fees and disbursements of our legal counsel, up to $25,000 in the aggregate. Tengasco has agreed to indemnify us for certain liabilities, including liabilities under the federal securities laws, and other items arising out our engagement. As of the date of this opinion, we have also received $70,000 in aggregate other advisory fees during the past two years acting as financial advisor to Tengasco in connection with the Transaction, anticipate an additional $5,000 in advisory fees in aggregate for the remainder of the engagement, and will be compensated an additional $1,175,000 upon the Closing of the Transaction.
Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We and our affiliates are currently providing and may in the future provide investment banking and other financial services to Tengasco and its affiliates for which we and our affiliates have received and would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Tengasco, and accordingly, may at any time hold a long or a short position in such securities. We may in the future provide investment banking and financial services to Tengasco or Riley for which we would expect to receive compensation.
It is understood that this letter is solely for the information of Tengasco’s Board of Directors in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Transaction. This opinion may not be relied upon by any other person, used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.
On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion, that, as of October 20, 2020, the Exchange Ratio is fair to Tengasco’s stockholders, from a financial point of view.
Very truly yours,

ROTH CAPITAL PARTNERS, LLC

Annex C
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TENGASCO, INC.

[•], 202[•]
Tengasco, Inc., a corporation organized and existing under the laws of the state of Delaware, hereby certifies that:
First: The name of the corporation is Tengasco, Inc.;
Second: The original Certificate of Incorporation of Tengasco, Inc. was filed in the office of the Secretary of State of the state of Delaware on April 18, 2011 and the Amended and Restated Certificate of Incorporation was filed on March 23, 2016;
Third: Pursuant to Sections 242 and 245 of the Delaware General Corporation Law (the “DGCL”), this Second Amended and Restated Certificate of Incorporations restates, integrates and further amends the provisions of the Amended and Restated Certificate of Incorporation of the corporation;
Fourth: The directors and stockholders of Tengasco, Inc., in accordance with Section 242 and 245 of the DGCL, have duly adopted and approved this Second Amended and Restated Certificate of Incorporation (this “Certificate”); and
Fifth: The Amended and Restated Certificate of Incorporation of Tengasco, Inc. is hereby amended and restated to read in its entirety as follows:
1.  Name. The name of the corporation is Riley Exploration Permian, Inc. (the “Corporation”).
2.  Registered Office and Agent. The address of the registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The registered agent in charge thereof is Corporation Service Company.
3.  Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
4.  Authorized Capital Stock. The aggregate number of shares which the Corporation shall have the authority to issue is 265 million (265,000,000) shares consisting of 240 million (240,000,000) shares of Common Stock, par value $.001 per share and twenty five million (25,000,000) shares of Preferred Stock, par value $.0001 per share.
(a) Common Stock.
(1)  Dividends. The holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.
(2)  Liquidation. Subject to the rights of any other series of class of stock, the holders of shares of Common Stock shall be entitled to receive all of the assets of the Corporation available for distribution to shareholders in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, ratably, in proportion to the number of shares of Common Stock held by them. Neither the merger or the consolidation of the Corporation into or with any other corporation, nor the sale, lease, exchange or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary of the Corporation.
(3)  Redemption. Common Stock shall not be subject to redemption.
(4)  Voting. Subject to the rights of any other class or series of stock and the provisions of the laws of the State of Delaware governing business corporations, voting rights shall be vested in the holders of Common Stock. Each holder of Common Stock shall have one vote in respect of each share of such stock held. The ability of the stockholders to engage in cumulative voting is hereby specifically denied.

(5)  Denial of Preemptive Rights. No holder of Common Stock or any other person shall have any preemptive right to purchase or subscribe to any shares of any class of stock or any notes, debentures, options, warrants or other securities, now or hereafter authorized.
(6)  Reverse Split. Upon effectiveness of this Second Amended and Restated Certificate of Incorporation (the “Effective Time”), each share of Common Stock, par value $.001 per share issued and outstanding immediately prior to the Effective Time (the “Original Common Stock”), shall be reclassified into [•] shares of Common Stock, such Common Stock to have the rights and powers set forth in this Second Amended and Restated Certificate of Incorporation and under the DGCL (the “Reverse Split”). All shares of Common Stock issued to any holder of Original Common Stock as a result of the Reverse Split shall be aggregated for the purpose of determining the number of shares of Common Stock to which such holder shall be entitled, and no fractional shares shall be issued in connection with the Reverse Split. At and after the Effective Time, outstanding certificates that prior thereto represented shares of Original Common Stock shall be deemed for all purposes to evidence ownership of and to represent that number of shares of Common Stock into which the shares previously represented by such certificates have been reclassified as herein provided. No fractional shares shall be issued in connection with the Reverse Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the Reverse Split shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interest. Until any such outstanding stock certificates have been surrendered for transfer or otherwise accounted for to the Corporation, the registered owner thereof on the books and records of the Corporation shall have and be entitled to exercise any voting and other rights with respect to, and receive any dividend and other distributions upon, the shares of Common Stock issued in respect of the Original Common Stock formerly evidenced by such certificates.
(b)  Preferred Stock. The Preferred Stock may be issued, from time to time, in one or more series, with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue of such series which shall be adopted by the Board of Directors from time to time, pursuant to the authority hereby given, a copy of which resolution or resolutions shall be set forth in a certificate made, executed, acknowledged, filed and recorded in the manner required by the DGCL in order to make the same effective. Each series shall consist of such number of shares as shall be stated and expressed in such resolution or resolutions providing for the issuance of the stock of such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:
(1) the number of shares constituting that series and the distinctive designation of the series;
(2)  whether the holders of shares of that series shall be entitled to receive dividends and, if so, the rates of such dividends, conditions under which and times such dividends may be declared or paid, any preferences of any such dividend to, and the relation to, the dividends payable on any other class or classes of stock or any other series of that same class and whether dividends shall be cumulative or noncumulative and, if cumulative, from which date or dates;
(3) whether the holders of shares of that series shall have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;
(4) whether shares of that series shall have conversion or exchange privileges into or for, at the option of the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same or other class or classes of stock of the Corporation and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such event as the Board of Directors shall determine;
(5) whether shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amounts may vary under different conditions and at different redemption dates;
(6) whether shares of that series shall be subject to the operation of a retirement or sinking fund and, if so subject, the extent to and the manner in which it shall be applied to the purchase or redemption of the shares of that series, and the terms and provisions relative to the operation thereof;

(7) the rights of shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation and any preference of any such rights to, and the relation to, the rights in respect thereto of any class or classes of stock or any other series of the same class; and
(8) whether shares of that series shall be subject or entitled to any other preferences, and other relative, participating, optional or other special rights and qualifications, limitations or restrictions of shares of that series and, if so, the terms thereof.
5.  Directors. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, this Second Amended and Restated Certificate of Incorporation or the Bylaws directed or required to be exercised or done by stockholders. The number of directors which constitute the whole Board of Directors shall be fixed by, or in the manner provided in the Bylaws of the Corporation. Notwithstanding the foregoing provisions of this Section, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Subject to the rights of any other series of class of stock, any or all of the Directors may be removed for cause by a majority vote of the stockholders present, either in person or by proxy, at a meeting called for such purpose and notice of which was provided to the stockholders in accordance with the Bylaws of the Corporation.
6.  Elimination of Certain Liability of Directors. No director of the Corporation shall be held personally liable to the Corporation or its stockholders for monetary damages of any kind for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended from time to time. No amendment to, or repeal of, this Section 6 shall adversely affect any right or protection of any director of the Corporation existing at the time of such amendment or repeal for or with respect to acts or omissions of such director prior to such amendment or repeal.
7.  Corporate Opportunities Waiver. Yorktown Partners LLC (“Yorktown”), Bluescape Riley Exploration Holdings LLC (“Bluescape”) and Boomer Petroleum, LLC (“Boomer” and together with Yorktown and Bluescape, the “Sponsors” and each, a “Sponsor”) own and will own substantial equity interests in other entities (existing and future) that participate in the energy industry (“Portfolio Companies”) and may make investments and enter into advisory service agreements and other agreements from time to time with those Portfolio Companies. Certain members of the Board of Directors may also serve as employees, partners, officers or directors of members of the Sponsors or Portfolio Companies and, at any given time, the Sponsors or Portfolio Companies may be in direct or indirect competition with the Corporation and/or its subsidiaries. The Corporation waives, to the maximum extent permitted by law, the application of the doctrine of corporate opportunity (or any analogous doctrine) with respect to the Corporation, to the Sponsors or Portfolio Companies or any directors or officers of the Corporation who are also employees, partners, members, managers, officers or directors of any of the Sponsors or Portfolio Companies. As a result of such waiver, no Sponsor, nor any director or officer of the Corporation who is also an employee, partner, member, manager, officer or director of any of the Sponsors or Portfolio Companies, shall have any obligation to refrain from: (A) engaging in or managing the same or similar activities or lines of business as the Corporation or any of its subsidiaries or developing or marketing any products or services that compete (directly or indirectly) with those of the Corporation or any of its subsidiaries; (B) investing in or owning any (public or private) interest in any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Corporation or any of its subsidiaries (including any Sponsor, a “Competing Person”); (C) developing a business relationship with any Competing Person; or (D) entering into any agreement to provide any service(s) to any Competing Person or acting as an officer, director, member, manager or advisor to, or other principal of, any Competing Person, regardless (in the case of each of (A) through (D)) of whether such activities are in direct or indirect competition with the business or activities of the Corporation or any of its subsidiaries (the activities described in (A) through (D) are referred to herein as “Specified Activities”). To the fullest extent permitted by law, the Corporation hereby renounces (for itself and on behalf of its subsidiaries) any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any Sponsor or Portfolio Company or any director or officer of the Corporation who is also an employee, partner, member, manager, officer or director of any Sponsor or Portfolio Company (other than any directors or officers of the Corporation who are also employees, partners, members, managers, officers or directors of any Sponsor or Portfolio Company that are presented business opportunities in their capacity as the Corporation’s officers or directors).
(a) For purposes of this Section 7, the following terms have the following definitions: (a) “Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person; with respect to any Sponsor, an “Affiliate” shall include (1) any Person who is the direct or indirect ultimate holder of “equity securities” (as such term is described in Rule 405 under the Securities Act of 1933, as amended) of such Sponsor, and (2) any investment fund, alternative investment vehicle, special purpose vehicle or holding company that is directly or indirectly managed, advised or controlled by such Sponsor, including any Portfolio Company, and (b) “Person” means any individual, corporation, partnership, limited liability company, joint venture, firm, association, or other entity.
(b) To the fullest extent permitted by applicable law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of, and to have consented to, the provisions of this Section 7. This Section 7 shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation or any applicable law.
8.  Amendments to Bylaws. In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.
9.  Amendments to Certificate. The Corporation shall have the right, subject to any express provisions or restrictions contained in this Second Amended and Restated Certificate of Incorporation, from time to time, to amend this Second Amended and Restated Certificate of Incorporation or any provision hereof in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Second Amended and Restated Certificate of Incorporation or any amendment hereof are subject to such right of the Corporation. Notwithstanding any other provision of this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation (and in addition to any other vote that may be required by applicable law or this Second Amended and Restated Certificate of Incorporation), (A) prior to the first date on which investment funds sponsored or managed by Yorktown, Bluescape and Boomer and their respective Affiliates (as such term is defined in Section 7) no longer individually or collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of the outstanding shares of Common Stock (the “Trigger Date”), the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, this Second Amended and Restated Certificate of Incorporation and the Bylaws of the Corporation, shall be required to amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation and (B) on and after the Trigger Date, the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation; provided, however, that the amendment, alteration or repeal of Section 4 shall only require the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.
10,  Business Combinations with Interested Stockholders. The Corporation elects not to be governed by Section 203 of the DGCL.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of this [•] day of [•], 202[•].
Tengasco, Inc.

By:
Name:
Title:

Annex D
FORM OF
SECOND AMENDED AND RESTATED BYLAWS
OF
RILEY EXPLORATION PERMIAN, INC.
Incorporated under the Laws of the State of Delaware
Date of Adoption:     , 202
ARTICLE I
OFFICES AND RECORDS
SECTION 1.1 Registered Office. The registered office of Riley Exploration Permian, Inc. (the “Corporation”) in the State of Delaware shall be as set forth in the Certificate of Incorporation of the Corporation, as it may be amended, restated, supplemented and otherwise modified from time to time (the “Certificate of Incorporation”), and the name of the Corporation’s registered agent at such address is as set forth in the Certificate of Incorporation. The registered office and registered agent of the Corporation may be changed from time to time by the board of directors of the Corporation (the “Board”) in the manner provided by applicable law.
SECTION 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board may designate or as the business of the Corporation may from time to time require.
SECTION 1.3 Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board.
ARTICLE II
STOCKHOLDERS
SECTION 2.1 Annual Meetings. If required by applicable law, an annual meeting of the stockholders of the Corporation shall be held at such date, time and place, if any, either within or outside of the State of Delaware, as may be fixed by resolution of the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.
SECTION 2.2 Special Meetings. Special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by a majority of the directors then serving on the Board, the Chairman of the Board, or the Chief Executive Officer.
SECTION 2.3 Record Date.
 (A) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
 (B) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
 (C) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by applicable law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by applicable law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.
SECTION 2.4 Stockholder List. The officer who has charge of the stock ledger shall prepare and make, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in the name of such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either on a reasonably accessible electronic network (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. The stock list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise required by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of the stockholders.
SECTION 2.5 Place of Meeting. The Board, the Chairman of the Board, the Chief Executive Officer or the President, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal executive offices of the Corporation. The Board, acting in its sole discretion, may establish guidelines and procedures in accordance with applicable provisions of the Delaware General Corporation Law (the “DGCL”) and any other applicable law for the participation by stockholders and proxyholders in a meeting of stockholders by means of remote communications, and may determine that any meeting of stockholders will not be held at any place but will be held solely by means of remote communication. Stockholders and proxyholders complying with such procedures and guidelines and otherwise entitled to vote at a meeting of stockholders shall be deemed present in person and entitled to vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication.
SECTION 2.6 Notice of Meeting. Written notice, stating the place, if any, date and time of the meeting, shall be given, not less than ten days nor more than 60 days before the date of the meeting, to each stockholder of record entitled to vote at such meeting. The notice shall specify (A) the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), (B) the place, if any, date and time of such meeting, (C) the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and (D) in the case of a special meeting, the purpose or purposes for which such meeting is called. If the stockholder list referred to in Section 2.4 of these Bylaws is made accessible on an electronic network, the notice of meeting must indicate how the stockholder list can be accessed. If the meeting of stockholders is to be held solely by means of electronic communications, the notice of meeting must provide the information required to access such stockholder list during the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. The Corporation may provide stockholders with notice of a meeting by electronic transmission provided such stockholders have consented to receiving electronic notice in accordance with the DGCL. Such further notice shall be given as may be required by applicable law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of meeting.
SECTION 2.7 Quorum and Adjournment of Meetings.
 (A) Except as otherwise required by applicable law or by the Certificate of Incorporation, the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote at the meeting, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the voting power of all of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting may adjourn or recess the meeting from time to time for any reasonable reason, whether or not there is such a quorum. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
 (B) Any meeting of stockholders, annual or special, may adjourn or recess from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned or recessed meeting if the date, time and place thereof are announced at the meeting at which the adjournment or recess is taken; provided, however, that if the adjournment or recess is for more than 30 days, a notice of the adjourned or recessed meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned or recessed meeting, the Corporation may transact any business that might have been transacted at the original meeting.
SECTION 2.8 Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such other manner prescribed by the DGCL) by the stockholder or by his duly authorized attorney-in-fact. Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission. No proxy may be voted or acted upon after the expiration of three years from the date of such proxy, unless such proxy provides for a longer period. Every proxy is revocable at the pleasure of the stockholder executing it unless the proxy states that it is irrevocable and applicable law makes it irrevocable. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing another duly executed proxy bearing a later date with the Secretary of the Corporation.
SECTION 2.9 Notice of Stockholder Business and Nominations.
 (A) At any meeting of stockholders, no business shall be conducted which has not been properly brought before the meeting. To be properly brought before a meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by a stockholder.
 (B) For stockholder proposals to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than one hundred twenty (120) days immediately preceding the date of the mailing of the notice of annual meeting and proxy statement and other materials for the preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must so be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or public disclosure was made, which ever first occurs.
 (C) In the case of stockholder proposals, the notice shall set forth (i) a brief description of the proposal or business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name, age, business and residence address of the stockholder submitting the proposal, (iii) the principal occupation or employment of such stockholder, (iv) the number of shares of the Corporation which are beneficially owned by such stockholder and the date which shares were first acquired by the shareholder, and (v) any material interest of the stockholder in such proposal. The Chairman of the Board of Directors shall, if the facts warrant, determine and declare to the meeting that a proposal was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he or she should so determine, and any proposal not properly brought before the meeting shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting except in accordance with the procedures set forth in this Section 2.9.
SECTION 2.10 Conduct of Business. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate in its sole discretion. The Chairman of the Board, if one shall have been elected, or in the Chairman of the Board’s absence or if one shall not have been elected, the director or officer designated by the majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”), shall preside at all meetings of the stockholders as “Chairman of the Meeting.” Except to the extent inconsistent with such rules and regulations as adopted by the Board, the Chairman of the Meeting shall have the right and authority to convene and for any reason to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the Chairman of the Meeting, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the Chairman of the Meeting, may include, without limitation, the following: (A) the establishment of an agenda or order of business for the meeting; (B) rules and procedures for maintaining order at the meeting and the safety of those present; (C) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (D) restrictions on entry to the meeting after the time fixed for the commencement thereof; (E) limitations on the time allotted to questions or comments by participants; and (F) restrictions of the use of audio and video recording devices. The Chairman of the Meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting, and if such Chairman of the Meeting should so determine, such chairman of the meeting shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the Chairman of the Meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
SECTION 2.11 Required Vote. Subject to the rights of the holders of any series of preferred stock of the Corporation (the “Preferred Stock”) to elect directors under specified circumstances, at any meeting at which directors are to be elected, so long as a quorum is present, directors shall be elected by a plurality of the votes validly cast in such election. Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited. Except as otherwise required by applicable law, the rules and regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors and certain non-binding advisory votes described below, the affirmative vote of a majority of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders. In non-binding advisory matters with more than two possible vote choices, the affirmative vote of a plurality of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the recommendation of the stockholders.
SECTION 2.12 Treasury Stock. The Corporation shall not vote, directly or indirectly, shares of its own stock belonging to it or any other corporation, if a majority of shares entitled to vote in the election of directors of such corporation is held, directly or indirectly by the Corporation, and such shares will not be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or such other corporation, to vote stock of the Corporation held in a fiduciary capacity.
SECTION 2.13 Inspectors of Elections; Opening and Closing the Polls. The Corporation may, and when required by applicable law, shall, appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders and the appointment of an inspector is required by applicable law, the Chairman of the Meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his ability. The inspectors shall have the duties prescribed by applicable law.
SECTION 2.14 Stockholder Action by Written Consent.
 (A) Prior to the first date on which any investment funds sponsored or managed by Yorktown Partners LLC (“Yorktown”), Bluescape Riley Exploration Holdings LLC (“Bluescape”) and Boomer Petroleum, LLC (“Boomer” and together with Yorktown and Bluescape, the “Sponsors” and each, a “Sponsor”) and their respective Affiliates (as such term is defined in the Certificate of Incorporation) no longer individually or collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of the outstanding shares of the Corporation’s common stock, par value $0.001 per share (such stock, the “Common Stock” and such date, the “Trigger Date”), any action required or permitted to be taken at any annual meeting or special meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
 (B) On and after the Trigger Date, subject to the rights of holders of any class or series of Preferred Stock with respect to such class or series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.
ARTICLE III
BOARD OF DIRECTORS
SECTION 3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board elected in accordance with these Bylaws. In addition to the powers and authorities expressly conferred upon them by statute, the Certificate of Incorporation or these Bylaws, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. The directors shall act only as a Board, and the individual directors shall have no power as such.
SECTION 3.2 Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, if any, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board. The election and term of directors shall be as set forth in the Certificate of Incorporation.
SECTION 3.3 Regular Meetings. Subject to Section 3.5, regular meetings of the Board shall be held on such dates, and at such times and places, as are determined from time to time by resolution of the Board.
SECTION 3.4 Special Meetings. Special meetings of the Board shall be called at the request of the Chairman of the Board, the Executive Chairman the President and Chief Executive Officer or a majority of the Board then in office. The person or persons authorized to call special meetings of the Board may fix the place, if any, date and time of the meetings. Any business may be conducted at a special meeting of the Board.
SECTION 3.5 Notice. Notice of any special meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail, courier service or facsimile or electronic transmission or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered if deposited in the United States mails so addressed, with postage thereon prepaid, at least five days before such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered if the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile or electronic transmission, such notice shall be deemed adequately delivered if the notice is transmitted at least 24 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 24 hours prior to the time set for the meeting and shall be confirmed by facsimile or electronic transmission that is sent promptly thereafter. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice of such meeting, except for amendments to these Bylaws, as provided under Section 9.1.
SECTION 3.6 Action by Consent of Board. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, including by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of the State of Delaware.
SECTION 3.7 Conference Telephone Meetings. Members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.
SECTION 3.8 Quorum. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of the directors present may, to the fullest extent permitted by law, adjourn the meeting from time to time without further notice unless (A) the date, time and place, if any, of the adjourned meeting are not announced at the time of adjournment, in which case notice conforming to the requirements of Section 3.5 of these Bylaws shall be given to each director, or (B) the meeting is adjourned for more than 24 hours, in which case the notice referred to in clause (A) shall be given to those directors not present at the announcement of the date, time and place of the adjourned meeting. Except as otherwise expressly required by law, the Certificate of Incorporation or these Bylaws, all matters shall be determined by the affirmative vote of a majority of the directors present at a meeting at which a quorum is present. To the fullest extent permitted by law, the directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.
SECTION 3.9 Vacancies. If the office of any director or directors becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, creation of a new directorship, or otherwise, a majority of the remaining directors, though less than a quorum, shall choose a successor or successors, or a director to fill the newly created directorship. In no event shall the shareholders have the right to fill such vacancies, unless the Board has determined by resolution that stockholders shall fill such vacancy at a meeting of stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.
SECTION 3.10 Removal.
 (A) Until the Trigger Date, subject to the rights of the holders of shares of any class or series of Preferred Stock, if any, to elect additional directors pursuant to the Certificate of Incorporation (including any certificate of designation thereunder), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the Certificate of Incorporation and these Bylaws.
 (B) On and after the Trigger Date, subject to the rights of the holders of shares of any class or series of Preferred Stock, if any, to elect additional directors pursuant to the Certificate of Incorporation (including any certificate of designation thereunder), any director may be removed only for cause, upon the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the DGCL, the Certificate of Incorporation and these Bylaws.
 (C) Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (1) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (2) has been found to have been grossly negligent in the performance of his duties to the Corporation in any matter of substantial importance to the Corporation by (a) the affirmative vote of at least 80% of the directors then in office at any meeting of the Board called for that purpose or (b) a court of competent jurisdiction; or (3) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability to serve as a director of the Corporation.

SECTION 3.11 Records. The Board shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.
SECTION 3.12 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.
SECTION 3.13 Regulations. To the extent consistent with applicable law, the Certificate of Incorporation and these Bylaws, the Board may adopt such rules and regulations for the conduct of meetings of the Board and for the management of the affairs and business of the Corporation as the Board may deem appropriate.
ARTICLE IV
COMMITTEES
SECTION 4.1 Designation; Powers. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent permitted by applicable law and to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.
SECTION 4.2 Procedure; Meetings; Quorum. Any committee designated pursuant to Section 4.1 shall choose its own chairman by a majority vote of the members then in attendance in the event the chairman has not been selected by the Board, shall keep regular minutes of its proceedings, and shall meet at such times and at such place or places as may be provided by the charter of such committee or by resolution of such committee or resolution of the Board. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the adoption by it of any resolution. The Board shall adopt a charter for each committee for which a charter is required by applicable laws, regulations or stock exchange rules, may adopt a charter for any other committee, and may adopt other rules and regulations for the governance of any committee not inconsistent with the provisions of these Bylaws or any such charter, and each committee may adopt its own rules and regulations of governance, to the extent not inconsistent with these Bylaws or any charter or other rules and regulations adopted by the Board.
SECTION 4.3 Substitution of Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of the absent or disqualified member.
ARTICLE V
OFFICERS
SECTION 5.1 Officers. The officers of the Corporation may be a Chairman of the Board, an Executive Chairman, a President and Chief Executive Officer, a Chief Financial Officer, a Chief Accounting Officer, a Chief Operating Officer and such other officers as the Board from time to time may deem proper. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article V. Such officers shall also have such powers and duties as from time to time may be conferred by the Board or by any committee thereof. The Board or any committee thereof may from time to time elect, or the Chairman of the Board, Executive Chairman or President and Chief Executive Officer, if any, may appoint, such other officers (including a Secretary, Treasurer, one or more Senior Vice Presidents, Vice Presidents, Assistant Secretaries and Assistant Treasurers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee thereof or by the Chairman of the Board, Executive Chairman or President and Chief Executive Officer, as the case may be. Any number of offices may be held by the same person.
SECTION 5.2 Election and Term of Office. Each officer shall hold office until his successor shall have been duly elected or appointed and shall have qualified or until his death or until he shall resign, but any officer may be removed from office at any time by the affirmative vote of a majority of the Board or, except in the case of an officer or agent elected by the Board, by the Chairman of the Board, Executive Chairman or President and Chief Executive Officer, if any. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.
SECTION 5.3 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board. The Chairman of the Board shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to his office that may be required by law and all such other duties as are properly required of him by the Board. He shall make reports to the Board and shall see that all orders and resolutions of the Board and of any committee thereof are carried into effect. The Chairman of the Board may also serve as Chief Executive Officer, if so elected by the Board.
SECTION 5.4 Executive Chairman. The Executive Chairman shall act in a general executive capacity and shall assist the Chairman of the Board in the administration and operation of the Corporation’s business and general supervision of its policies and affairs. The Executive Chairman shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of the Board.
SECTION 5.5 Chief Executive Officer. The Chief Executive Officer, if any, shall act in a general executive capacity and shall assist the Chairman of the Board and Executive Chairman in the administration and operation of the Corporation’s business and general supervision of its policies and affairs. The Chief Executive Officer (if any and if he or she shall be a director) shall, in the absence of or because of the inability to act of the Chairman of the Board and Executive Chairman, perform all duties of the Chairman of the Board and preside at all meetings of the Board.
SECTION 5.6 President. The President, if any, shall act in a general executive capacity and shall assist the Chief Executive Officer, the Chairman of the Board and Executive Chairman in the administration and operation of the Corporation’s business and general supervision of its policies and affairs. The President (if any and if he or she shall be a director) shall, in the absence of or because of the inability to act of the Chairman of the Board, Executive Chairman and Chief Executive Officer, perform all duties of the Chairman of the Board and preside at all meetings of the Board.
SECTION 5.7 Chief Financial Officer. The Chief Financial Officer, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board. In the absence (or inability or refusal to act) of the Chairman of the Board, Executive Chairman and President and Chief Executive Officer, the Chief Financial Officer (if any and if he or she shall be a director) shall preside when present at all meetings of the Board.
SECTION 5.8 Chief Accounting Officer. The Chief Accounting Officer, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board or the Chairman of the Board or the President and Chief Executive Officer.
SECTION 5.9 Chief Operating Officer. The Chief Operating Officer, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board or the Chairman of the Board, the Executive Chairman or the President and Chief Executive Officer.
SECTION 5.10 Executive Vice Presidents and Senior Vice Presidents. Each Executive Vice President and Senior Vice President, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board or the Chairman of the Board or the Chairman of the Board, the Executive Chairman or the President and Chief Executive Officer.
SECTION 5.11 Treasurer. The Treasurer, if any, shall exercise general supervision over the receipt, custody and disbursement of corporate funds. He shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him from time to time by the Board or the Chairman of the Board, the Executive Chairman or the President and Chief Executive Officer.
SECTION 5.12 Secretary. The Secretary, if any, shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders; he shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by applicable law; he shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and he shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, he shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board or the Chairman of the Board, the Executive Chairman or the President and Chief Executive Officer.
SECTION 5.13 Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation or removal may be filled by the Board for the unexpired portion of the term at any meeting of the Board. Any vacancy in an office appointed by the Chairman of the Board, the Executive Chairman or the President and Chief Executive Officer, if any, because of death, resignation or removal may be filled by the Chairman of the Board or the President and Chief Executive Officer, if any.
SECTION 5.14 Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board, the Executive Chairman, the President and Chief Executive Officer or any officer authorized by the Chairman of the Board, the Executive Chairman or the President and Chief Executive Officer, shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation in which the Corporation may hold securities and otherwise to exercise any and all rights and powers that the Corporation may possess by reason of its ownership of securities in such other corporation.
SECTION 5.15 Delegation. The Board may from time to time delegate the powers and duties of any officer to any other officer or agent, notwithstanding any provision hereof.
ARTICLE VI
STOCK CERTIFICATES AND TRANSFERS
SECTION 6.1 Stock Certificates and Transfers. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated shares. The shares of the stock of the Corporation shall be entered in the books of the Corporation as they are issued and shall exhibit the holder’s name and number of shares. Subject to the provisions of the Certificate of Incorporation, the shares of the stock of the Corporation shall be transferred on the books of the Corporation, which may be maintained by a third-party registrar or transfer agent, by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require or upon receipt of proper transfer instructions from the registered holder of uncertificated shares and upon compliance with appropriate procedures for transferring shares in uncertificated form, at which time the Corporation shall issue a new certificate to the person entitled thereto (if the stock is then represented by certificates), cancel the old certificate and record the transaction upon its books. Each certificated share of stock shall be signed, countersigned and registered in the manner required by law. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.
SECTION 6.2 Lost, Stolen or Destroyed Certificates. No certificate for shares or uncertificated shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board or any financial officer may in its or his discretion require.
SECTION 6.3 Ownership of Shares. The Corporation shall be entitled to treat the holder of record of any share or shares of stock of the Corporation as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by the laws of the State of Delaware.

SECTION 6.4 Regulations Regarding Certificates. The Board shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of stock of the Corporation. The Corporation may enter into additional agreements with stockholders to restrict the transfer of stock of the Corporation in any manner not prohibited by the DGCL.
ARTICLE VII
MISCELLANEOUS PROVISIONS
SECTION 7.1 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of October and end on the 30th day of September of each year.
SECTION 7.2 Dividends. Except as otherwise provided by law or the Certificate of Incorporation, the Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares of stock, which dividends may be paid in either cash, property or shares of stock of the Corporation. A member of the Board, or a member of any committee designated by the Board, shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.
SECTION 7.3 Seal. If the Board determines that the Corporation shall have a corporate seal, the corporate seal shall have inscribed thereon the words “Corporate Seal,” the year of incorporation and the words “Riley Exploration Permian, Inc. — Delaware.”
SECTION 7.4 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, including by electronic transmission, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board or committee thereof need be specified in any waiver of notice of such meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
SECTION 7.5 Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice, including by electronic transmission, of such resignation to the Chairman of the Board, the Executive Chairman, the President and Chief Executive Officer or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Executive Chairman, the Chief Executive Officer, the President or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board or the stockholders to make any such resignation effective.
SECTION 7.6 Indemnification and Advancement of Expenses.
 (A) The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent, or in any other capacity while serving as a director, officer, trustee, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.

 (B) The Corporation shall, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter, a “final adjudication”) that the Covered Person is not entitled to be indemnified under this Section 7.6 or otherwise.
 (C) The rights to indemnification and advancement of expenses under this Section 7.6 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 7.6, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board.
 (D) If a claim for indemnification under this Section 7.6 (following the final disposition of such proceeding) is not paid in full within 60 days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Section 7.6 is not paid in full within 30 days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim, or a claim brought by the Corporation to recover an advancement of expenses prior to the terms of an undertaking, to the fullest extent permitted by applicable law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (1) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (2) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Covered Person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that the Covered Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit. In any suit brought by the Covered Person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Covered Person is not entitled to be indemnified, or to such advancement of expenses, under this Section 7.6 or otherwise shall be on the Corporation.
 (E) The rights conferred on any Covered Person by this Section 7.6 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, any provision of the Certificate of Incorporation, these Bylaws, any agreement or vote of stockholders or disinterested directors or otherwise.
 (F) This Section 7.6 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.
 (G) Any Covered Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this Section 7.6, may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such Covered Person may be associated (including, without limitation, any of the Sponsors). The Corporation hereby acknowledges and agrees that (1) the Corporation shall be the indemnitor of first resort with respect to any proceeding, expense, liability or matter that is the subject of this Section 7.6, (2) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to a Covered Person in respect of a proceeding, expense, liability or matter that is the subject of this Section 7.6, whether created by law, organizational or constituent documents, contract or otherwise, (3) any obligation of any persons with whom or which a Covered Person may be associated (including, without limitation, any of the Sponsors) to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any proceeding shall be secondary to the obligations of the Corporation hereunder, (4) the Corporation shall be required to indemnify each Covered Person and advance expenses to each Covered Person hereunder to the fullest extent provided herein without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated (including, without limitation, any of the Sponsors) or insurer of any such person, and (5) the Corporation irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated (including, without limitation, any of the Sponsors) from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.
 (H) The Corporation shall maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
SECTION 7.7 Facsimile and Electronic Signatures. In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these Bylaws, facsimile or electronic signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof, the Chairman of the Board or the President and Chief Executive Officer.
SECTION 7.8 Time Periods. In applying any provision of these Bylaws that require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.
SECTION 7.9 Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board and each officer of the Corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the records of the Corporation and upon information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees designated by the Board, or by any other person as to the matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
ARTICLE VIII
FORUM FOR ADJUDICATION OF DISPUTES
SECTION 8.1 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action asserting a claim against the Corporation, or any directors, officers or employees or agents of the Corporation arising pursuant to any provision of the DGCL, the Corporation’s Amended and Restated Certificate of Incorporation or these Second Amended and Restated Bylaws, or (D) any action asserting a claim against the Corporation, its directors, officers or employees or agents governed by the internal affairs doctrine, except as to each of (A) through (D) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or over which the Court of Chancery does not have subject matter jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring a complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

ARTICLE IX
AMENDMENTS
SECTION 9.1 Amendments. In furtherance of, and not in limitation of, the powers conferred by the laws of the State of Delaware, prior to the Trigger Date, the Board is authorized to adopt, amend or repeal these Bylaws only with the approval of a majority of the Whole Board and the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. On and after the Trigger Date, the Board shall be expressly authorized to adopt, amend or repeal by Bylaws of the Corporation only with the approval of a majority of the Whole Board. Stockholders shall also have the power to adopt, amend or repeal these Bylaws without any requirement to obtain separate Board approval; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, these Bylaws may be adopted, altered, amended or repealed by the stockholders of the Corporation only (A) prior to the Trigger Date, by the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (B) on and after the Trigger Date, by the affirmative vote of holders of not less than 66 2⁄3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. No Bylaws hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Board that was valid at the time it was taken.
Notwithstanding the foregoing, no amendment, alteration or repeal of Section 7.6 shall adversely affect any right or protection existing under these Bylaws immediately prior to such amendment, alteration or repeal, including any right or protection of a present or former director, officer or employee thereunder in respect of any act or omission occurring prior to the time of such amendment.

Annex E
RILEY EXPLORATION PERMIAN, INC.
2021 LONG TERM INCENTIVE PLAN
1. Purpose. The purpose of the Riley Exploration Permian, Inc. 2021 Long Term Incentive Plan (the “Plan”) is to provide a means through which (a) Riley Exploration Permian, Inc., a Delaware corporation (the “Company”), and its Affiliates may attract, retain and motivate qualified persons as employees, directors and consultants, thereby enhancing the profitable growth of the Company and its Affiliates and (b) persons upon whom the responsibilities of the successful administration and management of the Company and its Affiliates rest, and whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership and/or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the Company and its Affiliates. Accordingly, the Plan provides for the grant of Options, SARs, Restricted Stock, Restricted Stock Units, Stock Awards, Dividend Equivalents, Other Stock-Based Awards, Cash Awards, Substitute Awards, Performance Awards, and/or any combination of the foregoing, as determined by the Committee in its sole discretion.
2. Definitions. For purposes of the Plan, the following terms shall be defined as set forth below:
(a) “Affiliate” means any corporation, partnership, limited liability company, limited liability partnership, association, trust or other organization that, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities, by contract, or otherwise.
(b) “ASC Topic 718” means the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, as amended, or any successor accounting standard.
(c) “Award” means any Option, SAR, Restricted Stock, Restricted Stock Unit, Stock Award, Dividend Equivalent, Other Stock-Based Award, Cash Award, Substitute Award or Performance Award, together with any other right or interest, granted under the Plan.
(d) “Award Agreement” means any written instrument (including any employment, severance or change in control agreement) that sets forth the terms, conditions, restrictions and/or limitations applicable to an Award, in addition to those set forth under the Plan.
(e) “Board” means the Board of Directors of the Company.
(f) “Cash Award” means an Award denominated in cash granted under Section 6(i).
(g) “Change in Control” means, except as otherwise provided in an Award Agreement or an employment agreement between the Company or its Affiliate and the Participant, the occurrence of any of the following events after the Effective Date:
(i) A “change in the ownership” of the Company within the meaning of Treasury Regulation § 1.409A-3(i)(5)(v), whereby any one person, or more than one person acting as a “group” (for purposes of this Section 2(g)(i), as such term is defined in Treasury Regulation § 1.409A-3(i)(5)(v)(B)), acquires ownership of stock in the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company.
(ii) A “change in the effective control” of the Company within the meaning of Treasury Regulation § 1.409A-3(i)(5)(vi), whereby either (A) any one person, or more than one person acting as a “group” (for purposes of this Section 2(g)(ii), as such term is defined in Treasury Regulation § 1.409A-3(i)(5)(vi)(D)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company; or (B) a majority of the members of the Board are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.

(iii) A “change in the ownership of a substantial portion” of the Company’s assets within the meaning of Treasury Regulation § 1.409A-3(i)(5)(vii), whereby any one person, or more than one person acting as a “group” (for purposes of this Section 2(g)(iii), as such term is defined in Treasury Regulation § 1.409A-3(i)(5)(vii)(C)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets of the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all the assets of the Company immediately prior to such acquisition or acquisitions.
The preceding provisions of this Section 2(g) are intended to merely summarize the provisions of Treasury Regulation § 1.409A-3(i)(5) and, to the extent that the preceding provisions of this Section 2(g) do not incorporate fully all of the provisions (or are otherwise inconsistent with the provisions) of Treasury Regulation § 1.409A-3(i)(5), then the relevant provisions of such Treasury Regulation shall control.
(h) “Change in Control Price” means the amount determined in the following clauses (i), (ii), (iii), (iv) or (v), whichever the Committee determines is applicable, as follows: 1. the price per share offered to holders of Stock in any merger or consolidation, 2. the per share Fair Market Value of the Stock immediately before the applicable Change in Control or other event without regard to assets sold in the Change in Control or other event and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, 3. the amount distributed per share of Stock in a dissolution transaction, 4. the price per share offered to holders of Stock in any tender offer or exchange offer whereby a Change in Control or other event takes place, or 5. if such Change in Control or other event occurs other than pursuant to a transaction described in clauses (i), (ii), (iii), or (iv) of this Section 2(h), the value per share of Stock that may otherwise be obtained with respect to such Awards or to which such Awards track, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any transaction described in this Section 2(h) or in Section 8(e) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash and such determination shall be binding on all affected Participants to the extent applicable to Awards held by such Participants.
(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.
(j) “Committee” means the Compensation Committee of the Board or such other committee of two or more directors designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist solely of two or more Qualified Members.
(k) “Dividend Equivalent” means a right, granted to an Eligible Person under Section 6(g), to receive cash, Stock or other property equal in value to dividends paid with respect to a specified number of shares of Stock.
(l) “Effective Date” means [•], 2021, the date the Plan was approved by the stockholders of the Company.
(m) “Eligible Person” means any individual who, as of the date of grant of an Award, is an officer or employee of the Company or of any of its Affiliates, and any other person who provides services to the Company or any of its Affiliates, including directors of the Company; provided, however, that, any such individual must be an “employee” of the Company or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8 if such individual is granted an Award that may be settled in Stock. An employee on leave of absence may be an Eligible Person.
(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.
(o) “Fair Market Value” of a share of Stock means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price per share of Stock, as reported on the stock exchange composite tape on that date (or if no sales occur on such date, on the last preceding date for which sales of shares of Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter on such date, the average between the reported high and low bid and asked prices of shares of Stock on the most recent date on which Stock was publicly traded on or preceding the specified date; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate, including the Nonqualified Deferred Compensation Rules. Notwithstanding this definition of Fair Market Value, with respect to one or more Award types, or for any other purpose for which the Committee must determine the Fair Market Value under the Plan, the Committee may elect to choose a different measurement date or methodology for determining Fair Market Value so long as the determination is consistent with the Nonqualified Deferred Compensation Rules and all other applicable laws and regulations.
(p) “ISO” means an Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.
(q) “Nonqualified Deferred Compensation Rules” means the limitations or requirements of Section 409A of the Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.
(r) “Nonstatutory Option” means an Option that is not an ISO.
(s) “Option” means a right, granted to an Eligible Person under Section 6(b), to purchase Stock at a specified price during specified time periods, which may either be an ISO or a Nonstatutory Option.
(t) “Other Stock-Based Award” means an Award granted to an Eligible Person under Section 6(h).
(u) “Participant” means a person who has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.
(v) “Performance Award” means an award granted to an Eligible Person under Section 6(k), the grant, vesting, exercisability and/or settlement of which (and/or the timing or amount thereof) is subject to the achievement of one or more performance goals specified by the Committee.
(w) “Qualified Member” means a member of the Board who is (i) a “non-employee director” within the meaning of Rule 16b-3(b)(3), and (ii) “independent” under the listing standards or rules of the securities exchange upon which shares of Stock are then traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules.
(x) “Restricted Stock” means Stock granted to an Eligible Person under Section 6(d) that is subject to certain restrictions and to a risk of forfeiture.
(y) “Restricted Stock Unit” means a right, granted to an Eligible Person under Section 6(e), to receive Stock, cash or a combination thereof at the end of a specified period (which may or may not be coterminous with the vesting schedule of the Award).
(z) “Rule 16b-3” means Rule 16b-3, promulgated by the SEC under Section 16 of the Exchange Act.
(aa) “SAR” means a stock appreciation right granted to an Eligible Person under Section 6(c).
(bb) “SEC” means the Securities and Exchange Commission.
(cc) “Securities Act” means the Securities Act of 1933, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.
(dd) “Stock” means the Company’s common stock, par value $0.001 per share, and such other securities as may be substituted (or re-substituted) for shares of Stock pursuant to Section 8.
(ee) “Stock Award” means unrestricted shares of Stock granted to an Eligible Person under Section 6(f).
(ff) “Substitute Award” means an Award granted under Section 6(j).

3. Administration.
(a) Authority of the Committee. The Plan shall be administered by the Committee except to the extent the Board elects to administer the Plan, in which case references herein to the “Committee” shall be deemed to include references to the “Board.” Subject to the express provisions of the Plan, Rule 16b-3 and other applicable laws, the Committee shall have the authority, in its sole and absolute discretion, to:
(i)  designate Eligible Persons as Participants;
(ii)  determine the type or types of Awards to be granted to an Eligible Person;
(iii)  determine the number of shares of Stock or amount of cash to be covered by Awards;
(iv)  approve the forms of Award Agreements for use under the Plan;
(v)  determine the terms and conditions of any Award, including whether, to what extent and under what circumstances Awards may be vested, settled, exercised, cancelled or forfeited (including conditions based on continued employment or service requirements or the achievement of one or more performance goals);
(vi)  modify, waive or adjust any term or condition of an Award that has been granted, which may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the Award (for example, from cash to Stock or vice versa), early termination of a performance period, or modification of any other condition or limitation regarding an Award;
(vii)  determine the treatment of an Award upon a termination of employment or other service relationship;
(viii)  impose a holding period with respect to an Award or the shares of Stock received in connection with an Award;
(iv)  interpret and administer the Plan and any Award Agreement;
(x)  correct any defect, supply any omission and reconcile any inconsistency in the Plan, in any Award, and in any Award Agreement; and
(xi)  make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.
The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Affiliates, stockholders, Participants, beneficiaries, and permitted transferees under Section 7(a) or other persons claiming rights from or through a Participant.
(b) Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to an Eligible Person who is then subject to Section 16 of the Exchange Act in respect of the Company where such action is not taken by the full Board may be taken either (A) by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members, or (B) by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action; provided, however, that upon such abstention or recusal, the Committee remains composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of the Plan. For the avoidance of doubt, the full Board may take any action relating to an Award granted or to be granted to an Eligible Person who is then subject to Section 16 of the Exchange Act in respect of the Company.
(c) Delegation of Authority. The Committee may delegate any or all of its powers and duties under the Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant Awards; provided, however, that such delegation does not (i) violate state or corporate law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. Upon any such delegation, all references in the Plan to the “Committee,” other than in Section 8, shall be deemed to include any subcommittee or officer of the Company to whom such powers have been delegated by the Committee. Any such delegation shall not limit the right of such subcommittee members or such an officer to receive Awards; provided, however, that such subcommittee members and any such officer may not grant Awards to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate, or take any action with respect to any Award previously granted to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate. The Committee may also appoint agents who are not executive officers of the Company or members of the Board to assist in administering the Plan, provided, however, that such individuals may not be delegated the authority to grant or modify any Awards that will, or may, be settled in Stock.
(d) Limitation of Liability. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or any of its Affiliates, the Company’s legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Company or any of its Affiliates acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.
(e) Participants in Non-U.S. Jurisdictions. Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any of its Affiliates operates or has employees, directors or other service providers from time to time, or to ensure that the Company complies with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of the Company’s Affiliates shall be covered by the Plan; (ii) determine which Eligible Persons outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Persons outside the United States to comply with applicable foreign laws or listing requirements of any foreign exchange; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub-plans and/or modifications shall be attached to the Plan as appendices), provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 4(a); and (v) take any action, before or after an Award is granted, that it deems advisable to comply with any applicable governmental regulatory exemptions or approval or listing requirements of any such foreign securities exchange. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.
4. Stock Subject to Plan.
(a) Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with Section 8, 16,644,274 shares of Stock are reserved and available for delivery with respect to Awards, and such total shall be available for the issuance of shares upon the exercise of ISOs.
(b) Application of Limitation to Grants of Awards. Subject to Section 4(c), no Award may be granted if the number of shares of Stock that may be delivered in connection with such Award exceeds the number of shares of Stock remaining available under the Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.
(c) Availability of Shares Not Delivered under Awards. If all or any portion of an Award expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated, the shares of Stock subject to such Award (including shares forfeited with respect to Restricted Stock, but excluding the number of shares withheld or surrendered to the Company in payment of any exercise or purchase price of an Award or taxes relating to Awards) shall not be considered “delivered shares” under the Plan, shall be available for delivery with respect to Awards, and shall no longer be considered issuable or related to outstanding Awards for purposes of Section 4(b), except that if any such shares could not again be available for Awards granted to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation. If an Award may only be settled in cash, such Award need not be counted against any share limit under this Section 4.

(d) Stock Offered. The shares of Stock to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company, and/or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.
5. Eligibility; Per Person Award Limitations.
(a) Eligibility. Awards may be granted under the Plan only to Eligible Persons.
(b) Non-Employee Director Award Limitations. In each calendar year during any part of which the Plan is in effect, a non-employee member of the Board may not be granted Awards (i) relating to more than 5,000 shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8, or (ii) if greater, Awards having a value (determined, if applicable, pursuant to ASC Topic 718) on the date of grant in excess of $75,000, in each case multiplied by the number of full or partial calendar years in any performance period established with respect to an Award, if applicable; provided, that, for the calendar year in which a non-employee member of the Board first commences service on the Board only, the foregoing limitations shall be doubled; provided, further that, the limits set forth in this Section 5(b) shall be without regard to grants of Awards, if any, made to a non-employee member of the Board during any period in which such individual was an employee of the Company or of any of its Affiliates or was otherwise providing services to the Company or to any of its Affiliates other than in the capacity as a director of the Company.
6. Specific Terms of Awards.
(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with any other Award. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.
(b) Options. The Committee is authorized to grant Options, which may be designated as either ISOs or Nonstatutory Options, to Eligible Persons on the following terms and conditions:
(i) Exercise Price. Each Award Agreement evidencing an Option shall state the exercise price per share of Stock (the “Exercise Price”) established by the Committee; provided, however, that except as provided in Section 6(j) or in Section 8, the Exercise Price of an Option shall not be less than the greater of (A) the par value per share of Stock or (B) 100% of the Fair Market Value per share of Stock as of the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any of its subsidiaries, 110% of the Fair Market Value per share of Stock on the date of grant).
(ii) Time and Method of Exercise; Other Terms. The Committee shall determine the method(s) by which the Exercise Price may be paid or deemed to be paid, the form of such payment, including cash or cash equivalents, Stock (including previously owned shares or through a cashless exercise, i.e., “net settlement”, a broker-assisted exercise, or other reduction of the amount of shares otherwise issuable pursuant to the Option), other Awards or awards granted under other plans of the Company or any Affiliate, other property, or any other legal consideration the Committee deems appropriate (including notes or other contractual obligations of Participants to make payment on a deferred basis), the method(s) by or form(s) in which Stock will be delivered or deemed to be delivered to Participants, including the delivery of Restricted Stock subject to Section 6(d), and any other terms and conditions of any Option. In the case of an exercise whereby the Exercise Price is paid with shares of Stock, such shares of Stock shall be valued based on the per share Fair Market Value of Stock as of the date of exercise. No Option may be exercisable for a period of more than ten years following the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any of its subsidiaries, for a period of more than five years following the date of grant of the ISO).
(iii) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. ISOs may only be granted to Eligible Persons who are employees of the Company or employees of a parent or any subsidiary corporation of the Company. Except as otherwise provided in Section 8, no term of the Plan relating to ISOs (including any SAR granted in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the

Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten years after the earlier of the adoption of the Plan or the approval of the Plan by the Company’s stockholders. Notwithstanding the foregoing, to the extent that the aggregate Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) subject to any other incentive stock options of the Company or a parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) that are exercisable for the first time by a Participant during any calendar year exceeds $100,000, or such other amount as may be prescribed under Section 422 of the Code, such excess shall be treated as Nonstatutory Options in accordance with the Code. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISO is granted. If a Participant shall make any disposition of shares of Stock issued pursuant to an ISO under the circumstances described in Section 421(b) of the Code (relating to disqualifying dispositions), the Participant shall notify the Company of such disposition within the time provided to do so in the applicable Award Agreement.
(c) SARs. The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:
(i) Right to Payment. An SAR is a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee.
(ii) Grant Price. Each Award Agreement evidencing an SAR shall state the grant price per share of Stock established by the Committee; provided, however, that except as provided in Section 6(j) or in Section 8, the grant price per share of Stock subject to an SAR shall not be less than the greater of (A) the par value per share of Stock or (B) 100% of the Fair Market Value per share of Stock as of the date of grant of the SAR.
(iii) Method of Exercise and Settlement; Other Terms. The Committee shall determine the form of consideration payable upon settlement, the method by or forms in which Stock (if any) will be delivered or deemed to be delivered to Participants, and any other terms and conditions of any SAR. SARs may be either free-standing or granted in tandem with other Awards. No SAR may be exercisable for a period of more than ten years following the date of grant of the SAR.
(iv) Rights Related to Options. An SAR granted in connection with an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount determined by multiplying (A) the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by (B) the number of shares as to which that SAR has been exercised. The Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms and conditions of the Award Agreement governing the Option, which shall provide that the SAR is exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferrable.
(d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:
(i) Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose. Except as provided in Section 7(a)(iii) and Section 7(a)(iv), during the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hedged, hypothecated, margined or otherwise encumbered by the Participant.
(ii) Dividends and Splits. Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such shares of Restricted Stock. All such dividends and distributions shall be subject to the same restrictions, including any risk of forfeiture, as the shares of Restricted Stock with respect to which they were paid. Unless otherwise determined by the Committee and specified in the applicable Award Agreement, Stock distributed in connection with a Stock split, shall be subject to restrictions, including any risk of forfeiture, to the same extent as the Restricted Stock with respect to which such Stock has been split.
(e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Eligible Persons on the following terms and conditions:
(i) Award and Restrictions. Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose.
(ii) Settlement. Settlement of vested Restricted Stock Units shall occur upon vesting or upon expiration of the deferral period specified by the Committee for such Restricted Stock Units (or, if permitted by the Committee, as elected by the Participant). Restricted Stock Units shall be settled by delivery of (A) a number of shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or (B) cash in an amount equal to the Fair Market Value of the specified number of shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or a combination thereof, as determined by the Committee at the date of grant or thereafter.
(f) Stock Awards. The Committee is authorized to grant Stock Awards to Eligible Persons as a bonus, as additional compensation, or in lieu of cash compensation any such Eligible Person is otherwise entitled to receive, in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate.
(g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Eligible Persons, entitling any such Eligible Person to receive cash, Stock or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded in connection with another Award (other than an Award of Restricted Stock or a Stock Award). Under no circumstances shall the payment of Dividend Equivalents be made contingent on the exercise of an Option or SAR. Unless otherwise determined by the Committee and specified in the applicable Award Agreement, Dividend Equivalents shall be accrued in a bookkeeping account without interest and subject to such restrictions, including any risk of forfeiture, as the Award with respect to which the Dividends Equivalents accrue and shall not be paid unless and until such Award has vested and been earned.
(h) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, purchase rights for shares of Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of, or the performance of, specified Affiliates of the Company. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Shares of Stock delivered pursuant to an Other-Stock Based Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, shares of Stock, other Awards, other property, or any combination of the foregoing, as the Committee shall determine.
(i) Cash Awards. The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award under the Plan to Eligible Persons in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate.
(j) Substitute Awards; No Repricing. Awards may be granted in substitution or exchange for any other Award granted under the Plan or under another plan of the Company or an Affiliate or any other right of an Eligible Person to receive payment from the Company or an Affiliate. Awards may also be granted under the Plan in substitution for awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate. Such Substitute Awards referred to in the immediately preceding sentence that are Options or SARs may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the Nonqualified Deferred Compensation Rules and other applicable laws and exchange rules. Except as provided in this Section 6(j) or in Section 8, without the approval of the stockholders of the Company, the terms of outstanding Awards may not be amended to (i) reduce the

Exercise Price or grant price of an outstanding Option or SAR, (ii) grant a new Option, SAR or other Award in substitution for, or upon the cancellation of, any previously granted Option or SAR that has the effect of reducing the Exercise Price or grant price thereof, (iii) exchange any Option or SAR for shares of Stock, cash or other consideration when the Exercise Price or grant price per share of Stock under such Option or SAR exceeds the Fair Market Value of a share of Stock or (iv) take any other action that would be considered a “repricing” of an Option or SAR under the applicable listing standards of the national securities exchange on which shares of Stock are then listed (if any).
(k) Performance Awards. The Committee is authorized to designate any of the Awards granted under the foregoing provisions of this Section 6 as Performance Awards. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance goals applicable to a Performance Award, and may exercise its discretion to reduce or increase the amounts payable under any Performance Award. The performance goals for Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria as specified by the Committee. Performance goals may differ among Performance Awards granted to any one Participant or to different Participants. The performance period applicable to any Performance Award shall be set by the Committee in its discretion but shall not exceed ten years.
7. Certain Provisions Applicable to Awards.
(a) Limit on Transfer of Awards.
(i) Except as provided in Sections 7(a)(iii) and (iv), each Option and SAR shall be exercisable only by the Participant during the Participant’s lifetime, or by the person to whom the Participant’s rights shall pass by will or the laws of descent and distribution. Notwithstanding anything to the contrary in this Section 7(a), an ISO shall not be transferable other than by will or the laws of descent and distribution.
(ii) Except as provided in Sections 7(a)(i), (iii) and (iv), no Award, other than a Stock Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.
(iii) To the extent specifically provided by the Committee, an Award may be transferred by a Participant without consideration to immediate family members or related family trusts, limited partnerships or similar entities or on such terms and conditions as the Committee may from time to time establish.
(iv) An Award may be transferred pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of a written request for such transfer and a certified copy of such order.
(b) Form and Timing of Payment under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or any of its Affiliates upon the exercise or settlement of an Award may be made in such forms as the Committee shall determine in its discretion, including cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis (which may be required by the Committee or permitted at the election of the Participant on terms and conditions established by the Committee); provided, however, that any such deferred or installment payments will be set forth in the Award Agreement. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.
(c) Evidencing Stock. Shares of Stock or other securities of the Company delivered pursuant to an Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including in the form of a certificate issued in the name of the Participant or by book entry, electronic or otherwise, and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. Further, if certificates representing Restricted Stock are registered in the name of the Participant, the Company may retain physical possession of the certificates and may require that the Participant deliver a stock power to the Company, endorsed in blank, related to the Restricted Stock.
(d) Consideration for Grants. Awards may be granted for such consideration, including services, as the Committee shall determine, but shall not be granted for less than the minimum lawful consideration.
(e) Additional Agreements. Each Eligible Person to whom an Award is granted under the Plan may be required to agree in writing, as a condition to the grant of such Award or otherwise, to subject an Award that is exercised or settled following such Eligible Person’s termination of employment or service to a general release of claims and/or a noncompetition or other restricted covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.
8. Subdivision or Consolidation; Recapitalization; Change in Control; Reorganization.
(a) Existence of Plans and Awards. The existence of the Plan and the Awards granted hereunder, if any, shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.
(b) Additional Issuances. Except as expressly provided herein, the issuance by the Company of shares of stock of any class, including upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share of Stock, if applicable.
(c) Subdivision or Consolidation of Shares. The terms of an Award and the share limitations under the Plan shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:
(i) If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock or in the event the Company distributes an extraordinary cash dividend, then, as appropriate (A) the maximum number of shares of Stock available for delivery with respect to Awards and applicable limitations with respect to Awards provided in Section 4 and Section 5 (other than cash limits) shall be increased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be increased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions; provided, however, that in the case of an extraordinary cash dividend that is not an Adjustment Event, the adjustment to the number of shares of Stock and the Exercise Price or grant price, as applicable, with respect to an outstanding Option or SAR may be made in such other manner as the Committee may determine that is permitted pursuant to applicable tax and other laws, rules and regulations.
(ii) If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for delivery with respect to Awards and applicable limitations with respect to Awards provided in Section 4 and Section 5 (other than cash limits) shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(d) Recapitalization. In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would be considered an “equity restructuring” within the meaning of ASC Topic 718 and, in each case, that would result in an additional compensation expense to the Company pursuant to the provisions of ASC Topic 718, if adjustments to Awards with respect to such event were discretionary or otherwise not required (each such an event, an “Adjustment Event”), then the Committee shall equitably adjust (i) the aggregate number or kind of shares that thereafter may be delivered under the Plan, (ii) the number or kind of shares or other property (including cash) subject to an Award, (iii) the terms and conditions of Awards, including the purchase price or Exercise Price of Awards and performance goals, as applicable, and (iv) the applicable limitations with respect to Awards provided in Section 4 and Section 5 (other than cash limits) to equitably reflect such Adjustment Event (“Equitable Adjustments”). In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would not be considered an Adjustment Event, and is not otherwise addressed in this Section 8, the Committee shall have complete discretion to make Equitable Adjustments (if any) in such manner as it deems appropriate with respect to such other event.
(e) Change in Control and Other Events. Except to the extent otherwise provided in any applicable Award Agreement, vesting of any Award shall not occur solely upon the occurrence of a Change in Control and, in the event of a Change in Control or other changes in the Company or the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change occurring after the date of the grant of any Award, the Committee, acting in its sole discretion without the consent or approval of any holder, may exercise any power enumerated in Section 3 (including the power to accelerate vesting, waive any forfeiture conditions or otherwise modify or adjust any other condition or limitation regarding an Award) and may also effect one or more of the following alternatives, which may vary among individual holders and which may vary among Awards held by any individual holder:
(i)  accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of holders thereunder shall terminate;
(ii)  redeem in whole or in part outstanding Awards by requiring the mandatory surrender to the Company by selected holders of some or all of the outstanding Awards held by such holders (irrespective of whether such Awards are then vested or exercisable) as of a date, specified by the Committee, in which event the Committee shall thereupon cancel such Awards and pay to each holder an amount of cash or other consideration per Award (other than a Dividend Equivalent or Cash Award, which the Committee may separately require to be surrendered in exchange for cash or other consideration determined by the Committee in its discretion) equal to the Change in Control Price, less the Exercise Price with respect to an Option and less the grant price with respect to a SAR, as applicable to such Awards; provided, however, that to the extent the Exercise Price of an Option or the grant price of an SAR exceeds the Change in Control Price, such Award may be cancelled for no consideration;
(iii)  cancel Awards that remain subject to a restricted period as of the date of a Change in Control or other such event without payment of any consideration to the Participant for such Awards; or
(iv)  make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control or other such event (including the substitution, assumption, or continuation of Awards by the successor company or a parent or subsidiary thereof);
provided, however, that so long as the event is not an Adjustment Event, the Committee may determine in its sole discretion that no adjustment is necessary to Awards then outstanding. If an Adjustment Event occurs, this Section 8(e) shall only apply to the extent it is not in conflict with Section 8(d).
9. General Provisions.
(a) Tax Withholding. The Company and any of its Affiliates are authorized to withhold from any Award granted, or any payment relating to an Award, including from a distribution of Stock, taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Affiliates and Participants to satisfy the payment of withholding taxes and other tax obligations relating to any Award in such amounts as may be determined by the Committee. The Committee shall determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, Stock (including previously owned shares, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate. Any determination made by the Committee to allow a Participant who is subject to Rule 16b-3 to pay taxes with shares of Stock through net settlement or previously owned shares shall be approved by either a committee made up of solely two or more Qualified Members or the full Board. If such tax withholding amounts are satisfied through net settlement or previously owned shares, the maximum number of shares of Stock that may be so withheld or surrendered shall be the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to such Award, as determined by the Committee.
(b) Limitation on Rights Conferred under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Affiliates, (ii) interfering in any way with the right of the Company or any of its Affiliates to terminate any Eligible Person’s or Participant’s employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.
(c) Governing Law; Submission to Jurisdiction. All questions arising with respect to the provisions of the Plan and Awards shall be determined by application of the laws of the State of Delaware, without giving effect to any conflict of law provisions thereof, except to the extent Delaware law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable federal and state laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock. With respect to any claim or dispute related to or arising under the Plan, the Company and each Participant who accepts an Award hereby consent to the exclusive jurisdiction, forum and venue of the state and federal courts located in Oklahoma City, Oklahoma.
(d) Severability and Reformation. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect. If any of the terms or provisions of the Plan or any Award Agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Eligible Persons who are subject to Section 16 of the Exchange Act) or Section 422 of the Code (with respect to ISOs), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or Section 422 of the Code, in each case, only to the extent Rule 16b-3 and such sections of the Code are applicable. With respect to ISOs, if the Plan does not contain any provision required to be included herein under Section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an ISO cannot so qualify, that Option (to that extent) shall be deemed a Nonstatutory Option for all purposes of the Plan.
(e) Unfunded Status of Awards; No Trust or Fund Created. The Plan is intended to constitute an “unfunded” plan for certain incentive awards. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Affiliate.
(f) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the

Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable. Nothing contained in the Plan shall be construed to prevent the Company or any of its Affiliates from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No employee, beneficiary or other person shall have any claim against the Company or any of its Affiliates as a result of any such action.
(g) Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be cancelled, terminated, or otherwise eliminated with or without consideration.
(h) Interpretation. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and, where appropriate, the plural shall include the singular and the singular shall include the plural. In the event of any conflict between the terms and conditions of an Award Agreement and the Plan, the provisions of the Plan shall control. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.
(i) Facility of Payment. Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.
(j) Conditions to Delivery of Stock. Nothing herein or in any Award Agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, each Participant who receives an Award under the Plan shall not sell or otherwise dispose of Stock that is acquired upon grant, exercise or vesting of an Award in any manner that would constitute a violation of any applicable federal or state securities laws, the Plan or the rules, regulations or other requirements of the SEC or any stock exchange upon which shares of Stock are then listed. At the time of any exercise of an Option or SAR, or at the time of any grant of any other Award, the Company may, as a condition precedent to the exercise of such Option or SAR or settlement of any other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder’s intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder’s death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association, as then in effect. Stock or other securities shall not be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including any Exercise Price, grant price, or tax withholding) is received by the Company.
(k) Section 409A of the Code. It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from the Nonqualified Deferred Compensation Rules, and Awards will be operated and construed accordingly. Neither this Section 9(k) nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, exercise, settlement, or sale of any Award (or shares of Stock underlying such Award) granted hereunder, and should not be interpreted as such. In no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with the Nonqualified Deferred Compensation Rules. Notwithstanding any provision in the Plan or an Award Agreement to the contrary, in the event that a “specified employee” (as defined under the Nonqualified Deferred Compensation Rules) becomes entitled to a payment under an Award that would be subject to additional taxes and interest under the Nonqualified Deferred Compensation Rules if the Participant’s receipt of such payment or benefits is not delayed until the earlier of (i) the date of the Participant’s death, or (ii) the date that is six months after the Participant’s “separation from service,” as defined under the Nonqualified Deferred Compensation Rules (such date, the “Section 409A Payment Date”), then such payment or benefit shall not be provided to the Participant until the Section 409A Payment Date. Any amounts subject to the preceding sentence that would otherwise be payable prior to the Section 409A Payment Date will be aggregated and paid in a lump sum without interest on the Section 409A Payment Date. The applicable provisions of the Nonqualified Deferred Compensation Rules are hereby incorporated by reference and shall control over any Plan or Award Agreement provision in conflict therewith.
(l) Clawback. The Plan and all Awards granted hereunder are subject to any written clawback policies that the Company, with the approval of the Board or an authorized committee thereof, may adopt either prior to or following the Effective Date, including any policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the SEC and that the Company determines should apply to Awards. Any such policy may subject a Participant’s Awards and amounts paid or realized with respect to Awards to reduction, cancellation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy.
(m) Status under ERISA. The Plan shall not constitute an “employee benefit plan” for purposes of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.
(n) Plan Effective Date and Term. The Plan was adopted by the Board to be effective on the Effective Date. No Awards may be granted under the Plan on and after the tenth anniversary of the Effective Date, which is [•], 203[•]. However, any Award granted prior to such termination (or any earlier termination pursuant to Section 10), and the authority of the Board or Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award in accordance with the terms of the Plan, shall extend beyond such termination until the final disposition of such Award.
10. Amendments to the Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate any Award or Award Agreement, the Plan or the Committee’s authority to grant Awards without the consent of stockholders or Participants, except that any amendment or alteration to the Plan, including any increase in any share limitation, shall be subject to the approval of the Company’s stockholders not later than the annual meeting next following such Committee action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which shares of Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other changes to the Plan to stockholders for approval; provided, that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. For purposes of clarity, any adjustments made to Awards pursuant to Section 8 will be deemed not to materially and adversely affect the rights of any Participant under any previously granted and outstanding Award and therefore may be made without the consent of affected Participants.